Annual Report

March 31, 2014

Ivy Funds
Ivy Asset Strategy Fund
Ivy Balanced Fund
Ivy Energy Fund
Ivy Global Natural Resources Fund
Ivy Global Real Estate Fund
Ivy Global Risk-Managed Real Estate Fund
Ivy Real Estate Securities Fund
Ivy Science and Technology Fund



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

The fiscal year proved to be a strong period for equities. The broad market indexes finished the fiscal year near record highs with the S&P 500 Index closing approximately 20% higher. As we entered 2014, the equity market became a bit more volatile, but for the bulk of the period returns were positive. Over the period, for the first time since the 2008 downturn, we saw money flow from bonds to equities rather than vice versa — driving equity market performance. On the other hand, fixed-income markets were challenged amid Federal Reserve policy uncertainty and concerns surrounding inflation and economic growth. Bonds appear relatively expensive generally. The benchmark 10-year Treasury ended the fiscal year yielding 2.73%, compared with 1.87% at the start of the year. As yields increased, prices decreased, resulting in a negative return on the 10-year Treasury of 3.8%.

Given the uncertain environment that has become the norm in recent years, we are now at a point where some have begun to express concern about equity valuations. Although we believe any major concern about valuations is misguided, we also recognize there are challenges ahead. While we see a positive environment for equities, the process of interest rate normalization has begun and will continue to have an impact on markets. The implementation of the Affordable Care Act also has the potential to present challenges that we believe may influence both hiring and consumer spending. Overall, however, we believe the U.S. economic recovery will move ahead at a moderate pace. As the Federal Reserve winds down its bond buying program, and if the economy normalizes over the coming year, we are likely to see interest rates rise.

Internationally, headwinds continue to varying degrees in China, Japan and Europe, while tensions remain high in the Middle East. We remain relatively cautious on emerging markets as negative current accounts, dwindling foreign investment flows and decreases in commodity prices will likely stunt growth. We will continue to closely monitor these events and others as the year unfolds with an eye on the risks, and opportunities, that they present.

Economic Snapshot

	3/31/14	3/31/13
S&P 500 Index	1,872.34	1,569.19
MSCI EAFE Index	1,915.69	1,674.30
10-Year Treasury Yield	2.73%	1.87%
U.S. unemployment rate	6.7%	7.5%
30-year fixed mortgage rate	4.65%	3.89%
Oil price per barrel	$ 101.58	$ 97.23

Sources: Bloomberg, U.S. Department of Labor, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership, and encourage you to maintain a focus on your long-term financial goals.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2014.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	
Ivy Asset Strategy Fund							
Class A	$1,000	$1,081.90	$5.00	$1,000	$1,020.16	$4.85	0.96%
Class B**	$1,000	$1,077.80	$8.73	$1,000	$1,016.50	$8.47	1.69%
Class C	$1,000	$1,077.90	$8.62	$1,000	$1,016.60	$8.37	1.67%
Class E	$1,000	$1,081.40	$5.20	$1,000	$1,019.94	$5.05	1.00%
Class I	$1,000	$1,083.00	$3.75	$1,000	$1,021.29	$3.64	0.73%
Class R	$1,000	$1,080.00	$6.86	$1,000	$1,018.30	$6.66	1.33%
Class Y	$1,000	$1,082.10	$5.00	$1,000	$1,020.16	$4.85	0.96%
Ivy Balanced Fund							
Class A	$1,000	$1,076.70	$5.92	$1,000	$1,019.27	$5.75	1.13%
Class B**	$1,000	$1,072.60	$9.64	$1,000	$1,015.61	$9.37	1.87%
Class C	$1,000	$1,072.80	$9.43	$1,000	$1,015.85	$9.17	1.82%
Class E***	$1,000	$1,077.60	$5.09	$1,000	$1,020.03	$4.95	0.98%
Class I	$1,000	$1,078.20	$4.47	$1,000	$1,020.59	$4.34	0.87%
Class R	$1,000	$1,074.90	$7.57	$1,000	$1,017.60	$7.36	1.47%
Class Y	$1,000	$1,076.80	$5.82	$1,000	$1,019.36	$5.65	1.12%

See footnotes on page 6.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	
Ivy Energy Fund							
Class A	$1,000	$1,085.50	$ 8.34	$1,000	$1,016.98	$ 8.07	1.60%
Class B**	$1,000	$1,081.70	$12.07	$1,000	$1,013.32	$11.68	2.33%
Class C	$1,000	$1,082.90	$11.04	$1,000	$1,014.28	$10.68	2.14%
Class E***	$1,000	$1,087.50	$ 6.37	$1,000	$1,018.80	$ 6.16	1.23%
Class I	$1,000	$1,088.10	$ 5.85	$1,000	$1,019.34	$ 5.65	1.12%
Class R	$1,000	$1,084.90	$ 8.97	$1,000	$1,016.37	$ 8.67	1.72%
Class Y	$1,000	$1,086.70	$ 7.09	$1,000	$1,018.09	$ 6.86	1.37%
Ivy Global Natural Resources Fund							
Class A	$1,000	$1,071.40	$ 8.08	$1,000	$1,017.13	$ 7.87	1.57%
Class B**	$1,000	$1,066.50	$12.30	$1,000	$1,013.02	$11.98	2.39%
Class C	$1,000	$1,067.60	$11.17	$1,000	$1,014.16	$10.88	2.16%
Class E	$1,000	$1,072.60	$ 6.63	$1,000	$1,018.55	$ 6.46	1.27%
Class I	$1,000	$1,073.90	$ 5.60	$1,000	$1,019.55	$ 5.45	1.08%
Class R	$1,000	$1,070.90	$ 8.70	$1,000	$1,016.53	$ 8.47	1.68%
Class Y	$1,000	$1,072.50	$ 6.84	$1,000	$1,018.32	$ 6.66	1.33%
Ivy Global Real Estate Fund							
Class A	$1,000	$1,026.90	$ 7.60	$1,000	$1,017.41	$ 7.57	1.51%
Class B**	$1,000	$1,020.00	$13.64	$1,000	$1,011.43	$13.58	2.71%[3]
Class C	$1,000	$1,021.40	$13.54	$1,000	$1,011.52	$13.48	2.69%[4]
Class I	$1,000	$1,026.40	$ 8.81	$1,000	$1,016.27	$ 8.77	1.74%[5]
Class R	$1,000	$1,024.00	$11.44	$1,000	$1,013.63	$11.38	2.27%[6]
Class Y	$1,000	$1,027.30	$ 7.60	$1,000	$1,017.41	$ 7.57	1.51%
Ivy Global Risk-Managed Real Estate Fund							
Class A	$1,000	$1,038.90	$ 7.65	$1,000	$1,017.41	$ 7.57	1.51%
Class B**	$1,000	$1,033.50	$12.91	$1,000	$1,012.27	$12.78	2.54%[7]
Class C	$1,000	$1,033.60	$12.91	$1,000	$1,012.25	$12.78	2.54%[8]
Class I	$1,000	$1,037.90	$ 8.36	$1,000	$1,016.72	$ 8.27	1.65%[9]
Class R	$1,000	$1,034.50	$11.49	$1,000	$1,013.66	$11.38	2.26%[10]
Class Y	$1,000	$1,038.00	$ 7.64	$1,000	$1,017.43	$ 7.57	1.50%
Ivy Real Estate Securities Fund							
Class A	$1,000	$1,087.40	$ 8.14	$1,000	$1,017.13	$ 7.87	1.56%
Class B**	$1,000	$1,082.40	$13.43	$1,000	$1,012.05	$12.98	2.58%
Class C	$1,000	$1,083.50	$11.88	$1,000	$1,013.54	$11.48	2.28%
Class E	$1,000	$1,087.50	$ 8.66	$1,000	$1,016.59	$ 8.37	1.67%
Class I	$1,000	$1,090.30	$ 5.33	$1,000	$1,019.82	$ 5.15	1.02%
Class R	$1,000	$1,087.50	$ 8.66	$1,000	$1,016.63	$ 8.37	1.67%
Class Y	$1,000	$1,089.50	$ 6.58	$1,000	$1,018.62	$ 6.36	1.27%

See footnotes on page 6.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	
Ivy Science and Technology Fund							
Class A	$1,000	$1,137.70	$ 6.63	$1,000	$1,018.75	$ 6.26	1.24%
Class B**	$1,000	$1,133.40	$10.67	$1,000	$1,014.89	$10.07	2.01%
Class C	$1,000	$1,133.80	$10.46	$1,000	$1,015.18	$ 9.87	1.96%
Class E	$1,000	$1,136.60	$ 7.58	$1,000	$1,017.80	$ 7.16	1.43%
Class I	$1,000	$1,139.20	$ 5.24	$1,000	$1,020.05	$ 4.95	0.98%
Class R	$1,000	$1,135.80	$ 8.44	$1,000	$1,017.06	$ 7.97	1.58%
Class Y	$1,000	$1,137.70	$ 6.20	$1,000	$1,019.10	$ 5.86	1.17%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2014, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

***Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized expense ratio based on the period excluding offering cost was 2.40%.

(4)Annualized expense ratio based on the period excluding offering cost was 2.39%.

(5)Annualized expense ratio based on the period excluding offering cost was 1.43%.

(6)Annualized expense ratio based on the period excluding offering cost was 1.99%.

(7)Annualized expense ratio based on the period excluding offering cost was 2.15%.

(8)Annualized expense ratio based on the period excluding offering cost was 2.15%.

(9)Annualized expense ratio based on the period excluding offering cost was 1.27%.

(10) Annualized expense ratio based on the period excluding offering cost was 1.88%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, or exchange fees.

Ivy Asset Strategy Fund



Michael L. Avery



Ryan F. Caldwell

Below, Michael L. Avery and Ryan F. Caldwell, portfolio managers of the Ivy Asset Strategy Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Avery has managed the Fund for 17 years and has 35 years of industry experience. Mr. Caldwell has managed the Fund for seven years and has 16 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Asset Strategy Fund (Class A shares at net asset value)	17.47%
Ivy Asset Strategy Fund (Class A shares including sales charges)	10.71%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-size U.S. stocks)	21.86%
Barclays U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment-grade bonds)	–0.10%
Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.04%
Lipper Global Flexible Portfolio Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	6.70%

Multiple indexes are shown because the Fund invests in multiple asset classes.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Showing potential for more global growth

The U.S. Federal Reserve (Fed) kept financial markets on their toes during the fiscal year ended March 31, 2014. In anticipation of an improving U.S. economy, the Fed's decision in May 2013 to "taper" its bond-buying program was the highlight. The remainder of the year brought turmoil in the emerging markets in reaction to the Fed taper, inconclusive economic data and a U.S. government shutdown followed by a budget agreement. Despite these events, the long-term effect on market sentiment appears to have been relatively modest; bond yields initially increased and then settled in a range of 2.6% to 2.9%, while equity markets largely looked past them and moved to record highs.

The Fed later implemented a reduction in its bond purchases, tapering from $85 billion to $75 billion per month in a small step toward reducing economic stimulus while maintaining its accommodative monetary policy stance. The Fed added it would not raise interest rates until after unemployment falls well below 6.5%, but emphasized that level was not a trigger for rate hikes. Then in early 2014, the Fed dropped its link between interest rates and an unemployment rate threshold, saying it instead would consider a range of factors to determine how long to keep rates low. It again reduced the pace of its bond-buying program, taking it to $55 billion per month.

Global economic growth in general remained slow, but the U.S. and more recently Europe began to improve. Moderate gains in consumer spending and business investment along with improvements in productivity and a slowly recovering housing sector all contributed to the U.S. recovery. The labor markets also showed progress, with continued gains in job growth and unemployment declining from 7.5% to 6.5%.

The economic landscape remained mixed elsewhere. Europe's sovereign debt crisis returned as an issue early in the fiscal year as Greece struggled to address austerity demands and Spain faced difficulties in its banking system. Fears also resurfaced about an economic slowdown in China. In spite of the concerns, recession in the eurozone — which had reported declining gross domestic product (GDP) for six consecutive quarters — ended in the second quarter of the year. In addition, China's GDP ultimately grew an estimated 7.6% in 2013, but is forecast to be lower in 2014, partly because of ambitious reforms announced in 16 major areas and a target of 2020 for "decisive" results. GDP growth in Japan was better than expected during the year, rising about 1.7% with support from Prime Minister Shinzo Abe's plan to end deflation and boost economic growth. The effects of the reforms slowed in late 2013 and could generate market concerns if they do not show the intended results of higher inflation and growth.

Geopolitics took center stage in early 2014 after protests in Ukraine led to violence and a change in leadership there. Russia then moved to annex Crimea — home to Russia's Black Sea naval fleet and key ports — from Ukraine via a referendum vote of the largely Russian population in Crimea. The U.S. and European Union followed with economic sanctions on Russia because of its actions against the Ukrainian territory.

Given the macro environment, investors continue to closely monitor global monetary and fiscal policy actions and their impact on markets. For now, the risks of uncertainty from both have lessened and market prices have reacted accordingly.

Emphasis on equities delivers strong year

The Fund reported strong performance for the fiscal year, although it trailed the return of its all-equities benchmark, the S&P 500 Index. We maintained a dominant allocation to equities as we entered the fiscal year, based on our ongoing belief that they provided more attractive relative value compared with other asset classes, including investment-grade and sovereign fixed income securities. Our view of the market cycle and changing equity market fundamentals then caused us to begin slowly reducing the number of equity holdings in the Fund, although the overall allocation to equities remained elevated through the calendar year. We also began to move from a highly concentrated portfolio of about 45 equity positions to a broader mix of 92 positions by the end of 2013. As we entered 2014, our focus on market fundamentals such as relative stock valuations, equity-risk premiums and correlations prompted us to begin to re-concentrate the portfolio. We reduced the number of equity holdings during the final quarter of the fiscal year and ended with 76 positions. We continued to focus on companies that we view as growing, innovating, improving margins, returning capital through dividend growth or share buybacks, and offering what we consider sustainable high free cash flow.

The Fund's cash position throughout the fiscal year allowed us to pursue opportunities we believed to be attractive at the company, sector or country level and reflected our willingness to be patient as we assessed opportunities. It also reflected our concerns about investor sentiment and expanding valuation multiples without much improvement in market outlook. For the fiscal year, the cash allocation negatively affected the overall performance of the Fund.

Although we do not target sector weightings, our investment process led to a substantial overweight during the year in consumer discretionary stocks, compared with the benchmark.

This allocation is a by-product of our investments in gaming, primarily in Macau, and media. The Macau-related gaming operators — Galaxy Entertainment Group Limited, Sands China Ltd. and Wynn Resorts, Limited — were the largest contributors to the Fund's performance for the year. The Fund also continued its focus on businesses benefitting from consumption by the expanding middle-class populations across the emerging markets, especially in the Asia-Pacific region.

The Fund maintained a position in gold throughout the fiscal year of approximately 6% to 8%, although a good portion of that allocation was hedged at times using short gold futures. The price of gold fell by about 30% during the fiscal year and our hedging activities were not able to fully manage that decline. Our allocation to gold was the largest detractor from overall performance for the year. However, we continue to invest in gold as a hedge against aggressive monetary policy. We think such policy is likely to continue around the world in the wake of low inflation and modest global growth prospects.

For most of the year, we used derivatives to increase the equity exposure of the Fund. Equity derivatives usage was a contributor to performance for the fiscal year as a whole. The use of equity derivatives remained a small portion of the overall portfolio at the end of the period.

Improving economies, global outlook

We will remain alert to market developments and their impact as the year progresses. In the face of ongoing monetary stimulus, global stock markets also have continued to re-price risk. We think that is evident in rising valuations, decreasing correlations, decreasing volatility and other metrics. While equities may be a less compelling investment choice than earlier in the cycle, we continue to prefer them in relative value terms. We will keep the Fund positioned to seek to take advantage of potential opportunities in equities and fixed income that are appropriately priced for their level of risk.

We expect slow but better growth and low inflation in the U.S. in 2014 with continued aggressive monetary policy, given ongoing softness in the labor market and the outlook for inflation. We believe a growing labor force, support for productivity through new technology and growing access to low-cost energy are supportive factors for U.S. GDP.

As we analyze where growth will come from in the mid to long term, we have maintained our theme related to the growth in domestic consumption in emerging markets. We believe there still are opportunities to participate in the rising prosperity of these populations, especially across Asia.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may allocate from 0 to 100% of its assets between stocks, bonds and short-term instruments of issuers around the globe, as well as investments in precious metals and investments with exposure to various foreign securities.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. These and other risks are more fully described in the Fund's prospectus.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility.

The Fund may seek to hedge market risk on various securities, manage exposure to various foreign currencies, precious metals and various markets, and seek to hedge certain event risks on positions held by the Fund. Such hedging involves additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

Investing in commodities is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies. Markets for commodities are likely to be volatile and the Fund may pay more to store and accurately value its commodity holdings than it does with the Fund's other holdings.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Asset Strategy Fund's performance.

Ivy Asset Strategy Fund

Asset Allocation

Stocks	**76.7%**
Consumer Discretionary	32.6%
Financials	19.6%
Information Technology	9.1%
Health Care	4.1%
Energy	4.0%
Industrials	3.8%
Materials	1.3%
Consumer Staples	1.3%
Telecommunication Services	0.9%
Bullion (Gold)	**6.6%**
Purchased Options	**0.2%**
Bonds	**3.6%**
Corporate Debt Securities	3.1%
Loans	0.5%
United States Government and Government Agency Obligations	0.0%
Cash and Cash Equivalents	**12.9%**

Country Weightings

North America	**40.6%**
United States	40.6%
Pacific Basin	**26.9%**
Japan	12.3%
Hong Kong	8.8%
China	5.2%
Other Pacific Basin	0.6%
Europe	**12.8%**
United Kingdom	5.3%
Germany	4.0%
Other Europe	3.5%
Bullion (Gold)	**6.6%**
Cash and Cash Equivalents and Options	**13.1%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	28/462	7
3 Year	37/277	14
5 Year	107/172	62
10 Year	4/70	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector
Galaxy Entertainment Group	Hong Kong	Consumer Discretionary
Sands China Ltd.	China	Consumer Discretionary
Wynn Resorts Ltd.	United States	Consumer Discretionary
AIA Group Ltd.	Hong Kong	Financials
Delta Topco Ltd.	United Kingdom	Consumer Discretionary
Media Group Holdings LLC	United States	Consumer Discretionary
CBS Corp., Class B	United States	Consumer Discretionary
Nielsen Holdings N.V.	United States	Industrials
Sony Corp.	Japan	Consumer Discretionary
Mizuho Financial Group, Inc.	Japan	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Asset Strategy Fund



		$29,092
▬▬▬	Ivy Asset Strategy Fund, Class A Shares[1]	$29,092
▪▪▪▪	S&P 500 Index	$20,452
●●●●	Barclays U.S. Aggregate Bond Index	$15,475
▥▥▥	Barclays U.S. Treasury Bills: 1-3 Month Index	$11,684

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	10.71%	12.58%	16.59%	10.66%	17.72%	17.03%	17.47%
5-year period ended 3-31-14	10.86%	11.16%	11.35%	10.84%	12.43%	11.80%	12.19%
10-year period ended 3-31-14	11.27%	11.01%	11.09%	—	—	—	11.94%
Since inception of Class through 3-31-14[4]	—	—	—	8.21%	9.52%	5.93%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) 4-2-07 for Class E and Class I shares and 7-31-08 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Asset Strategy Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Advertising – 0.3%		
Omnicom Group,		
Inc. (A)	1,444	$ 104,820
Aerospace & Defense – 1.0%		
Boeing Co. (The) (B) . . .	1,990	249,662
Precision Castparts		
Corp.	491	123,979
		373,641
Airlines – 0.4%		
Japan Airlines		
Corp. (C)	2,697	132,730
Application Software – 1.5%		
Adobe Systems,		
Inc. (A)(B)	3,025	198,877
Intuit, Inc.	4,436	344,818
		543,695
Asset Management & Custody Banks – 2.2%		
Apollo Global		
Management LLC . . .	4,820	153,268
Blackstone Group L.P.		
(The)	11,393	378,828
KKR & Co. L.P.	10,639	242,990
		775,086
Auto Parts & Equipment – 1.0%		
Continental AG (C)	1,474	353,013
Automobile Manufacturers – 3.5%		
Bayerische Motoren		
Werke AG (B)(C)	2,987	376,958
DaimlerChrysler AG,		
Registered		
Shares (C)	3,075	290,549
Fuji Heavy Industries		
Ltd. (C)	11,746	317,720
Toyota Motor		
Corp. (C)	4,742	267,675
		1,252,902
Biotechnology – 1.9%		
Amgen, Inc.	1,994	245,915
Biogen Idec, Inc. (A) . . .	544	166,454
Gilead Sciences,		
Inc. (A)(B)	3,858	273,372
		685,741
Broadcasting – 1.9%		
CBS Corp., Class B	10,751	664,437
Cable & Satellite – 0.8%		
British Sky Broadcasting		
Group plc (C)	7,074	107,675
Comcast Corp.,		
Class A	3,354	167,747
		275,422
Casinos & Gaming – 14.1%		
Dynam Japan Holdings		
Co. Ltd. (C)	23,540	70,258
Galaxy Entertainment		
Group (C)(D)	229,601	1,996,594

COMMON STOCKS (Continued)	Shares	Value
Casinos & Gaming (Continued)		
Las Vegas Sands, Inc. . .	2,053	$ 165,831
Macau Legend		
Development		
Ltd. (A)(C)	130,504	108,690
Sands China Ltd. (C) . . .	198,932	1,486,249
Wynn Resorts Ltd. (D) . .	5,551	1,233,141
		5,060,763
Computer Hardware – 0.9%		
Apple, Inc. (B)	584	313,510
Consumer Electronics – 2.8%		
Panasonic Corp. (C)	41,060	466,634
Sony Corp. (C)	28,495	544,420
		1,011,054
Diversified Banks – 6.7%		
BNP Paribas (B)(C)	2,902	223,846
Kabushiki Kaisha		
Mitsubishi Tokyo		
Financial Group (C) . .	70,614	387,912
Mizuho Financial Group,		
Inc. (C)	251,311	496,706
Societe Generale (C) . . .	3,658	225,271
Sumitomo Mitsui		
Financial Group,		
Inc. (C)	10,969	468,555
Sumitomo Mitsui Trust		
Holdings, Inc. (C)	91,967	415,217
Wells Fargo & Co.	4,109	204,387
		2,421,894
Diversified Chemicals – 0.8%		
Dow Chemical Co.		
(The) (B)	5,646	274,329
Electronic Equipment & Instruments – 0.5%		
FUJIFILM Holdings		
Corp. (C)	6,963	186,927
Home Entertainment Software – 0.5%		
Activision Blizzard,		
Inc.	7,933	162,159
Hotels, Resorts & Cruise Lines – 1.0%		
Starwood Hotels &		
Resorts Worldwide,		
Inc.	4,397	349,969
Industrial Conglomerates – 0.8%		
Hutchison Whampoa		
Ltd., Ordinary		
Shares (C)	20,625	273,085
Integrated Oil & Gas – 0.6%		
Occidental Petroleum		
Corp.	2,358	224,723
Integrated Telecommunication Services – 0.2%		
BT Group plc (C)	13,022	82,390

COMMON STOCKS (Continued)	Shares	Value
Internet Retail – 0.5%		
Amazon.com,		
Inc. (A)(B)	548	$ 184,548
Internet Software & Services – 1.0%		
Tencent Holdings		
Ltd. (C)	5,111	355,479
Investment Banking & Brokerage – 2.1%		
Goldman Sachs Group,		
Inc. (The)	2,165	354,768
Nomura Holdings,		
Inc. (C)	61,981	397,536
		752,304
IT Consulting & Other Services – 1.1%		
Cognizant Technology		
Solutions Corp.,		
Class A (A)	7,468	377,974
Life & Health Insurance – 4.6%		
AIA Group Ltd. (C)	185,301	879,142
MetLife, Inc.	6,859	362,176
Ping An Insurance		
(Group) Co. of China		
Ltd., A Shares (C)	6,887	41,601
Prudential		
Financial, Inc.	4,069	344,415
		1,627,334
Managed Health Care – 0.3%		
Humana, Inc.	809	91,145
Movies & Entertainment – 6.7%		
Delta Topco Ltd. (A)(E) . .	718,555	833,351
Legend Pictures		
LLC (A)(D)(E)(M)	190	373,844
Media Group Holdings		
LLC (A)(D)(E)(M)	381	818,617
News Corp. Ltd.,		
Class A	11,219	358,684
		2,384,496
Multi-Line Insurance – 2.9%		
Allianz AG, Registered		
Shares (C)	2,496	421,886
American International		
Group, Inc.	6,676	333,887
Axa S.A. (C)	10,951	284,603
		1,040,376
Oil & Gas Exploration & Production – 0.9%		
ConocoPhillips	4,524	318,298
Oil & Gas Refining & Marketing – 1.4%		
Phillips 66	6,340	488,599
Oil & Gas Storage & Transportation – 1.1%		
Plains GP Holdings L.P.,		
Class A	13,699	383,287

Ivy Asset Strategy Fund (in thousands) MARCH 31, 2014

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals – 1.9%		
AstraZeneca plc (C)	2,152	$ 139,077
Pfizer, Inc.	12,255	393,640
Roche Holdings AG, Genusscheine (C)	463	138,697
		671,414
Reinsurance – 1.1%		
Swiss Re Ltd. (C)	4,167	386,302
Research & Consulting Services – 1.6%		
Nielsen Holdings N.V.	12,645	564,356
Semiconductor Equipment – 1.1%		
Applied Materials, Inc.	18,787	383,624
Semiconductors – 1.3%		
Taiwan Semiconductor Manufacturing Co. Ltd. (C)	30,135	117,265
Texas Instruments, Inc.	7,548	355,892
		473,157
Specialty Chemicals – 0.5%		
LyondellBasell Industries N.V., Class A	1,947	173,131
Systems Software – 1.2%		
Microsoft Corp.	5,076	208,057
Oracle Corp. (B)	5,456	223,185
		431,242
Tobacco – 1.3%		
Philip Morris International, Inc.	5,825	476,893
Wireless Telecommunication Service – 0.7%		
NTT DoCoMo, Inc. (C)	15,044	237,291
TOTAL COMMON STOCKS – 76.7%		**$27,323,540**
(Cost: $19,339,092)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Adobe Systems, Inc., Call $72.50, Expire 7–18–14, OTC (Ctrpty: Citibank N.A.)	5,412	733
Alliance Data Systems Corp., Call $290.00, Expires 6–20–14, OTC (Ctrpty: Societe Generale Bank)	1,275	$ 982
Amazon.com, Inc., Call $380.00, Expires 5–16–14, OTC (Ctrpty: Bank of America N.A.)	2,467	950
Apple, Inc.:		
Call $565.00, Expires 4–18–14, OTC (Ctrpty: Goldman Sachs International)	240	21
Call $505.00, Expires 10–17–14, OTC (Ctrpty: Goldman Sachs International)	960	4,849
Bayerische Motoren Werke AG, Call EUR90.00, Expires 6–20–14, OTC (Ctrpty: Bank of America N.A.) (F)	5,970	3,364
BNP Paribas, Call EUR60.00, Expires 12–19–14, OTC (Ctrpty: Bank of America N.A.) (F)	11,148	3,932
Boeing Co. (The), Call $130.00, Expires 5–16–14, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	5,568	1,030
CBS Corp., Class B:		
Call $65.00, Expires 4–18–14, OTC (Ctrpty: Deutsche Bank AG)	9,946	298
Call $66.00, Expires 4–18–14, OTC (Ctrpty: Deutsche Bank AG)	9,946	249
ConocoPhillips, Call $72.50, Expires 8–15–14, OTC (Ctrpty: JPMorgan Chase Bank N.A.)	13,524	1,731
DIRECTV, Call $80.00, Expires 6–20–14, OTC (Ctrpty: Societe Generale Bank)	3,325	978
Dow Chemical Co. (The), Call $50.00, Expires 6–20–14, OTC (Ctrpty: Citibank N.A.)	11,934	$ 1,754
FTSE 100 Index, Call GBP6,700.00, Expires 6–20–14, OTC (Ctrpty: Barclays Bank plc) (F)	4,767	6,065
Gilead Sciences, Inc., Call $90.00, Expires 5–16–14, OTC (Ctrpty: Barclays Bank plc)	10,740	118
Google, Inc., Class A, Call $1,200.00, Expires 6–20–14, OTC (Ctrpty: UBS AG)	796	1,894
Hewlett-Packard Co., Call $34.00, Expires 6–20–14, OTC (Ctrpty: JPMorgan Chase Bank N.A.)	19,914	2,200
Nikkei 225 Index:		
Call JPY15,250.00, Expires 4–11–14, OTC (Ctrpty: UBS AG) (F)	5,563	4,581
Call JPY15,750.00, Expires 4–11–14, OTC (Ctrpty: UBS AG) (F)	398	69
Call JPY15,500.00, Expires 6–13–14, OTC (Ctrpty: UBS AG) (F)	4,768	15,707
Call JPY16,500.00, Expires 6–13–14, OTC (Ctrpty: Bank of America N.A.) (F)	2,389	2,546
Oracle Corp., Call $41.00, Expires 5–16–14, OTC (Ctrpty: Bank of America N.A.)	23,874	2,614
QUALCOMM, Inc., Call $82.50, Expires 6–20–14, OTC (Ctrpty: Citibank N.A.)	11,152	1,221

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
Roche Holdings AG, Genusscheine, Call CHF280.00, Expires 12–19–14, OTC (Ctrpty: Bank of America N.A.) (F)	1,378	$ 1,372
S&P 500 Index: Put $1,725.00, Expires 4–4–14 . . .	3,981	60
Put $1,825.00, Expires 4–4–14 . . .	3,981	667
Texas Instruments, Inc., Call $47.00, Expires 7–18–14, OTC (Ctrpty: Deutsche Bank AG)	8,276	1,564
Visa, Inc., Class A, Call $220.00, Expires 5–16–14, OTC (Ctrpty: Barclays Bank plc)	3,982	1,881
Wells Fargo & Co., Call $50.00, Expires 6–20–14, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	17,922	2,079
TOTAL PURCHASED OPTIONS – 0.2%		**$ 65,509**

(Cost: $94,848)

CORPORATE DEBT SECURITIES	Principal	
Automobile Manufacturers – 0.4%		
Aston Martin Holdings Ltd., 10.250%, 7–15–18 (G)(H) . .	$130,284	135,486
Movies & Entertainment – 2.7%		
Delta Topco Ltd., 10.000%, 11–24–60 (E)(H) . .	602,589	602,589
Legendary Pictures Funding LLC and Legendary Finance, Inc., 8.000%, 3–15–18 (D) . .	351,700	351,700
		954,289
TOTAL CORPORATE DEBT SECURITIES – 3.1%		**$1,089,775**

(Cost: $1,090,781)

LOANS	Principal	Value
Movies & Entertainment – 0.5%		
Circuit of the Americas LLC, 6.000%, 6–30–17 (I)	$ 10,664	$ 10,664
Formula One Holdings Ltd. and Alpha Topco Ltd., 9.250%, 10–16–19 (I)	176,800	184,093
		194,757
TOTAL LOANS – 0.5%		**$ 194,757**

(Cost: $185,271)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		Value
Mortgage–Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.500%, 9–15–17 (J) .	180	4
5.000%, 5–15–18 (J) .	529	41
5.000%, 4–15–19 (J) . .	1	— *
5.500%, 3–15–23 (J) . .	407	43
5.500%, 10–15–25 (J) .	745	111
5.500%, 1–15–33 (J) . .	333	54
5.500%, 5–15–33 (J) . .	599	110
6.000%, 11–15–35 (J) .	604	113
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6–25–23 (J) . .	595	86
5.000%, 11–25–23 (J) .	10	— *
5.500%, 8–25–33 (J) . .	1,136	185
5.500%, 12–25–33 (J)	667	48
5.500%, 4–25–34 (J) . .	1,206	203
5.500%, 8–25–35 (J) . .	1,248	216
5.500%, 11–25–36 (J) .	2,192	376
Government National Mortgage Association Agency REMIC/CMO:		
5.500%, 3–20–32 (J) . .	394	19
7.000%, 5–20–33 (J) . .	2,237	557
5.000%, 7–20–33 (J) . .	11	— *
5.500%, 11–20–33 (J) .	88	4
5.500%, 7–20–35 (J) . .	720	130
		2,300
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		**$ 2,300**

(Cost: $7,237)

BULLION – 6.6%	Troy Ounces	
Gold	1,827	$2,345,035

(Cost: $2,392,298)

SHORT-TERM SECURITIES	Principal	Value
Certificate Of Deposit – 0.9%		
Banco del Estado de Chile:		
0.160%, 5–6–14	$ 7,000	$ 7,000
0.210%, 6–3–14	35,000	35,000
0.210%, 6–10–14	25,000	25,000
0.210%, 6–11–14	14,000	14,000
0.210%, 6–12–14	25,000	25,000
0.190%, 6–16–14	14,800	14,799
Bank of America N.A.:		
0.190%, 4–21–14	25,000	25,000
0.190%, 5–22–14	2,000	2,000
0.210%, 7–15–14	19,000	18,999
Citibank N.A.:		
0.160%, 5–14–14	25,000	25,002
0.160%, 6–3–14	75,000	75,003
0.160%, 6–17–14	9,000	9,001
		275,804
Commercial Paper – 9.7%		
Air Products and Chemicals, Inc.:		
0.100%, 4–3–14 (K)	15,000	15,000
0.090%, 4–11–14 (K) . . .	24,000	23,999
0.100%, 4–17–14 (K) . . .	12,750	12,749
0.100%, 4–24–14 (K) . . .	15,000	14,999
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.080%, 4–23–14 (K) . . .	20,000	19,999
0.100%, 4–28–14 (K) . . .	50,000	49,996
0.090%, 5–7–14 (K)	15,000	14,999
0.080%, 5–21–14 (K) . . .	30,000	29,997
Anheuser–Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB):		
0.180%, 4–15–14 (K) . . .	40,000	39,997
0.170%, 4–17–14 (K) . . .	15,000	14,999
0.180%, 5–1–14 (K)	10,000	9,998
0.190%, 5–13–14 (K) . . .	30,700	30,693
0.090%, 5–23–14 (K) . . .	34,850	34,845
Army & Air Force Exchange Service:		
0.070%, 4–1–14 (K)	11,566	11,566
0.070%, 4–7–14 (K)	10,000	10,000
0.070%, 4–9–14 (K)	13,500	13,500
Bank of Nova Scotia:		
0.150%, 6–23–14 (K) . . .	35,000	34,988
0.150%, 6–24–14 (K) . . .	45,000	44,984
Becton Dickinson & Co.:		
0.140%, 4–25–14 (K) . . .	40,000	39,996
0.140%, 4–29–14 (K) . . .	35,000	34,996
Bemis Company, Inc.:		
0.230%, 4–1–14 (K)	14,000	14,000
0.230%, 4–10–14 (K) . . .	6,250	6,250
0.240%, 4–16–14 (K) . . .	13,325	13,324
0.230%, 4–23–14 (K) . . .	17,750	17,747
BMW U.S. Capital LLC (GTD BMW AG):		
0.090%, 4–10–14 (K) . . .	3,235	3,235
0.090%, 4–14–14 (K) . . .	25,000	24,999
0.100%, 5–16–14 (K) . . .	8,750	8,749
0.110%, 5–22–14 (K) . . .	27,000	26,996

Ivy Asset Strategy Fund (in thousands)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Campbell Soup Co.:		
0.090%, 4–10–14 (K)	$ 2,730	$ 2,730
0.150%, 5–6–14 (K)	15,000	14,998
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.),		
0.110%, 6–5–14 (K)	40,000	39,992
Chevron Corp.,		
0.140%, 4–28–14 (K)	15,000	14,998
Clorox Co. (The):		
0.220%, 4–2–14 (K)	20,000	20,000
0.210%, 5–12–14 (K)	20,610	20,605
Coca–Cola Co. (The):		
0.080%, 5–19–14 (K)	13,000	12,999
0.070%, 5–30–14 (K)	25,000	24,997
Corporacion Andina de Fomento:		
0.140%, 4–2–14 (K)	75,000	74,998
0.100%, 4–21–14 (K)	40,000	39,998
0.140%, 4–28–14 (K)	15,000	14,998
Danaher Corp.:		
0.100%, 4–9–14 (K)	8,500	8,500
0.090%, 4–10–14 (K)	32,900	32,899
0.090%, 4–11–14 (K)	7,000	7,000
Diageo Capital plc (GTD by Diageo plc):		
0.180%, 4–1–14 (K)	34,000	34,000
0.250%, 5–15–14 (K)	35,000	34,989
0.270%, 5–28–14 (K)	2,615	2,614
DTE Energy Co. (GTD by Detroit Edison Co.):		
0.250%, 4–10–14 (K)	19,000	18,999
0.270%, 4–28–14 (K)	25,000	24,995
Ecolab, Inc.:		
0.210%, 4–7–14 (K)	1,593	1,593
0.190%, 4–16–14 (K)	15,000	14,999
0.220%, 5–5–14 (K)	8,000	7,998
0.280%, 5–8–14 (K)	17,000	16,995
0.210%, 5–12–14 (K)	14,000	13,997
Enbridge, Inc.:		
0.270%, 4–14–14 (K)	10,000	9,999
0.270%, 4–16–14 (K)	27,000	26,997
Federal Home Loan Bank:		
0.045%, 4–7–14 (K)	6,500	6,500
0.040%, 4–17–14 (K)	44,500	44,499
0.020%, 4–28–14 (K)	48,900	48,898
0.050%, 5–22–14 (K)	29,000	28,998
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc),		
0.080%, 4–30–14 (K)	37,000	36,998
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.):		
0.210%, 4–3–14 (K)	10,000	10,000
0.210%, 4–7–14 (K)	30,000	29,999
0.170%, 4–8–14 (K)	3,000	3,000
0.170%, 4–14–14 (K)	20,000	19,998
0.270%, 4–16–14 (K)	14,500	14,498
0.200%, 4–21–14 (K)	15,000	14,998
Honeywell International, Inc.,		
0.090%, 4–9–14 (K)	$25,000	$24,999
ICICI Bank Ltd. (GTD by Wells Fargo Bank N.A.):		
0.140%, 4–4–14 (K)	2,883	2,883
0.160%, 4–28–14 (K)	9,982	9,981
0.170%, 4–28–14 (K)	25,000	24,997
0.200%, 6–30–14 (K)	10,000	9,995
Illinois Tool Works, Inc.:		
0.090%, 4–2–14 (K)	30,000	30,000
0.090%, 4–4–14 (K)	20,000	20,000
0.090%, 4–8–14 (K)	45,000	44,999
0.080%, 4–9–14 (K)	30,000	29,999
0.080%, 4–11–14 (K)	10,000	10,000
0.070%, 4–17–14 (K)	12,000	12,000
International Business Machines Corp.,		
0.080%, 4–29–14 (K)	30,424	30,422
John Deere Canada ULC (GTD by Deere & Co.),		
0.100%, 5–12–14 (K)	12,000	11,999
John Deere Capital Corp.,		
0.090%, 4–23–14 (K)	30,000	29,998
John Deere Cash Management S.A. (GTD by Deere & Co.),		
0.100%, 4–23–14 (K)	20,850	20,849
John Deere Financial Ltd. (GTD by John Deere Capital Corp.):		
0.080%, 4–11–14 (K)	20,000	20,000
0.090%, 5–5–14 (K)	27,000	26,998
Kellogg Co.:		
0.150%, 4–7–14 (K)	15,000	15,000
0.140%, 4–14–14 (K)	3,827	3,827
0.150%, 4–21–14 (K)	38,500	38,497
Kimberly-Clark Worldwide, Inc. (GTD by Kimberly-Clark Corp.),		
0.070%, 4–28–14 (K)	57,700	57,696
Kroger Co. (The),		
0.190%, 4–1–14 (K)	49,900	49,900
L Oreal USA, Inc.:		
0.060%, 4–9–14 (K)	40,000	39,999
0.080%, 5–9–14 (K)	16,000	15,999
Merck & Co., Inc.:		
0.060%, 4–25–14 (K)	65,000	64,996
0.080%, 5–23–14 (K)	28,000	27,997
0.040%, 5–28–14 (K)	46,000	45,997
Mondelez International, Inc.,		
0.270%, 5–13–14 (K)	32,494	32,483
Nestle Finance International Ltd. (GTD by Nestle S.A.):		
0.070%, 4–22–14 (K)	10,935	10,935
0.080%, 4–23–14 (K)	20,000	19,999
0.080%, 4–25–14 (K)	37,000	36,998
0.050%, 5–28–14 (K)	20,000	19,998
PACCAR Financial Corp. (GTD by PACCAR, Inc.):		
0.090%, 4–17–14 (K)	$12,000	$11,999
0.080%, 4–29–14 (K)	12,000	11,999
0.090%, 5–2–14 (K)	36,600	36,597
0.080%, 5–6–14 (K)	15,000	14,999
PepsiCo, Inc.,		
0.080%, 5–19–14 (K)	35,000	34,996
Procter & Gamble Co. (The):		
0.050%, 5–13–14 (K)	40,000	39,998
0.040%, 5–29–14 (K)	10,000	9,999
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia),		
0.150%, 4–30–14 (K)	14,104	14,102
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia),		
0.190%, 4–30–14 (K)	10,000	9,998
Roche Holdings, Inc.:		
0.080%, 4–10–14 (K)	20,000	20,000
0.070%, 4–25–14 (K)	65,000	64,996
0.070%, 4–28–14 (K)	25,000	24,999
0.090%, 5–7–14 (K)	5,000	5,000
0.080%, 5–12–14 (K)	20,000	19,998
0.080%, 5–13–14 (K)	21,500	21,498
0.090%, 5–14–14 (K)	25,000	24,998
Shell International Finance B.V. and Royal Dutch Shell plc (GTD by Royal Dutch Shell plc),		
0.050%, 4–2–14 (K)	25,000	25,000
Siemens Capital Co. LLC (GTD by Siemens AG),		
0.100%, 5–23–14 (K)	50,000	49,993
St. Jude Medical, Inc.:		
0.120%, 4–2–14 (K)	10,000	10,000
0.170%, 4–14–14 (K)	50,000	49,996
0.190%, 4–25–14 (K)	20,000	19,997
0.170%, 4–28–14 (K)	25,000	24,997
0.160%, 5–2–14 (K)	7,000	6,999
0.240%, 5–30–14 (K)	25,000	24,990
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank):		
0.110%, 4–8–14 (K)	50,000	49,998
0.110%, 4–25–14 (K)	38,000	37,997
0.120%, 5–23–14 (K)	50,000	49,991
0.130%, 5–27–14 (K)	45,000	44,991
Total Capital Canada Ltd. (GTD by Total S.A.):		
0.080%, 4–3–14 (K)	23,000	23,000
0.080%, 4–17–14 (K)	48,000	47,998
0.080%, 4–24–14 (K)	44,000	43,998
0.070%, 4–29–14 (K)	16,000	15,999
Total Capital S.A. (GTD by Total S.A.),		
0.080%, 4–11–14 (K)	10,000	10,000
Unilever Capital Corp. (GTD by Unilever N.V.),		
0.070%, 4–28–14 (K)	15,000	14,999

Ivy Asset Strategy Fund *(in thousands)* MARCH 31, 2014

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Virginia Electric and Power Co.:		
0.200%, 4–3–14 (K)	$15,000	$ 15,000
0.210%, 4–23–14 (K)	20,000	19,997
0.210%, 5–1–14 (K)	30,000	29,995
W.W. Grainger, Inc., 0.070%, 4–1–14 (K)	15,000	15,000
Walt Disney Co. (The), 0.080%, 4–22–14 (K)	36,000	35,998
Wisconsin Electric Power Co., 0.100%, 4–3–14 (K)	20,000	20,000
Wisconsin Gas LLC:		
0.080%, 4–2–14 (K)	51,000	50,999
0.070%, 4–3–14 (K)	27,000	27,000
0.100%, 4–9–14 (K)	50,000	49,998
0.100%, 4–11–14 (K)	45,000	44,999
		3,480,418
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (L)	12,480	12,480
Municipal Obligations – Taxable – 1.4%		
CA GO Notes, Ser B-6 (Taxable), (GTD by Bank of America N.A.), 0.140%, 5–1–14	4,000	4,000
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/ West), Ser 1998B (GTD by Bank of America N.A.), 0.050%, 4–1–14 (L)	18,800	18,800
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron USA, Inc. Proj), Ser 2010C (GTD by Chevron Corp.), 0.060%, 4–1–14 (L)	12,386	12,386
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co.), Ser C (GTD by JPMorgan Chase Bank N.A.), 0.060%, 4–1–14 (L)	24,701	24,701
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by U.S. Government), 0.070%, 4–7–14 (L)	1,443	1,443
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.), 0.040%, 4–7–14 (L)	26,375	26,375

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
Columbus Rgnl Arpt Auth, Cap Fund Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.), 0.060%, 4–7–14 (L)	$ 8,000	$ 8,000
Dev Auth of Gwinnet Cnty, Rec Zone Fac Bonds (Nilhan Hosp, LLC Proj), Ser 2010 (GTD by U.S. Bank N.A.), 0.060%, 4–7–14 (L)	6,000	6,000
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co. Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Co.), 0.080%, 4–1–14 (L)	1,465	1,465
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), 0.050%, 4–7–14 (L)	9,300	9,300
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.), 0.050%, 4–7–14 (L)	6,000	6,000
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.060%, 4–7–14 (L)	28,300	28,300
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank N.A.), 0.060%, 4–7–14 (L)	1,905	1,905
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank N.A.), 0.070%, 4–7–14 (L)	855	855
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.), 0.070%, 4–1–14 (L)	9,000	9,000
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank N.A.), 0.050%, 4–1–14 (L)	28,600	28,600
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York (The)), 0.060%, 4–7–14 (L)	6,750	6,750

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank N.A.), 0.050%, 4–7–14 (L)	$14,600	$14,600
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.080%, 4–1–14 (L)	23,877	23,877
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.070%, 4–1–14 (L)	33,423	33,423
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.070%, 4–1–14 (L)	29,175	29,175
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2010J (GTD by Chevron Corp.), 0.070%, 4–1–14 (L)	26,838	26,838
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), 0.070%, 4–1–14 (L)	38,894	38,894
Muni Elec Auth GA, Proj One Bond Anticipation Notes, Ser B (Tax-Exempt), (GTD by TD Bank), 0.050%, 4–1–14	14,922	14,922
Muni Impvt Corp. of Los Angeles, Lease Rev, Ser B-1 (Taxable), (GTD by Wells Fargo Bank N.A.), 0.120%, 5–1–14	7,000	7,000
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), 0.060%, 4–7–14 (L)	19,084	19,084
NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank N.A.), 0.060%, 4–7–14 (L)	12,200	12,200
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2012 A, 0.070%, 4–7–14 (L)	7,000	7,000

Ivy Asset Strategy Fund *(in thousands)*

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Municipal Obligations – Taxable (Continued)		
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2013A, 0.060%, 4–7–14 (L)	$10,000	$10,000
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.), 0.070%, 4–7–14 (L)	14,000	14,000
NYC GO Bonds, Fiscal 2008 Series L-4, 0.060%, 4–1–14 (L)	13,000	13,000
Peninsula Ports Auth of VA, Coal Terminal Rev Rfdg Bonds (Dominion Terminal Assoc Proj), Ser 1987-A (GTD by U.S. Bank N.A.), 0.060%, 4–1–14	10,000	10,000
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank N.A.), 0.060%, 4–7–14 (L)	14,751	14,751
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ-Ser A-1 (GTD by JPMorgan Chase & Co.), 0.090%, 4–7–14 (L)	1,905	1,905
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.070%, 4–1–14 (L)	8,767	8,767
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004, 0.080%, 4–1–14 (L)	3,940	3,940

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Municipal Obligations – Taxable (Continued)		
WI Hlth and Edu Fac Auth, Wheaton Franciscan Svc, Inc., Sys Var Rate Rev Bonds, Ser 2003B (GTD by U.S. Bank N.A.), 0.060%, 4–7–14 (L)	$ 4,500	$ 4,500
		501,756
Notes – 0.2%		
BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton Ltd.), 5.500%, 4–1–14	8,000	8,001
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.), 0.040%, 4–7–14 (L)	30,000	30,000
CA GO Bonds, Ser 2005A3 (GTD by Bank of America N.A.), 0.060%, 4–7–14 (L)	5,000	5,000
JPMorgan Chase & Co., 4.650%, 6–1–14	300	302
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-1 (GTD by Bank of America N.A.), 0.070%, 4–7–14 (L)	16,500	16,500
OR Hsng and Cmnty Svc Dept, Hsng Dev Rev Bonds (Pearl Fam Hsng Proj), Ser 2009B-1 (GTD by U.S. Bank N.A.), 0.060%, 4–7–14 (L)	10,925	10,925
		70,728
Treasury Bills – 0.0%		
U.S. Treasury Bills, 0.040%, 4–24–14	13,883	13,883

SHORT-TERM SECURITIES (Continued)

	Principal	Value
United States Government Agency Obligations – 0.4%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.120%, 4–2–14 (L)	$11,055	$ 11,055
0.120%, 4–2–14 (L)	7,500	7,500
0.120%, 4–2–14 (L)	4,200	4,200
0.120%, 4–2–14 (L)	3,000	3,000
0.120%, 4–4–14 (L)	5,000	5,000
0.120%, 4–7–14 (L)	35,000	35,000
0.120%, 4–7–14 (L)	18,500	18,500
0.120%, 4–7–14 (L)	17,953	17,953
0.120%, 4–7–14 (L)	12,541	12,654
0.120%, 4–7–14 (L)	10,062	10,062
0.120%, 4–7–14 (L)	4,000	4,000
		128,924
TOTAL SHORT-TERM SECURITIES – 12.6%		$ 4,483,993
(Cost: $4,483,851)		
TOTAL INVESTMENT SECURITIES – 99.7%		$35,504,909
(Cost: $27,593,378)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		90,903
NET ASSETS – 100.0%		$35,595,812

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C) Listed on an exchange outside the United States.

(D) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(E) Restricted securities. At March 31, 2014, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Ltd.	1–23–12 to 5–1–12	718,555	$ 486,355	$ 833,351
Legend Pictures LLC	12–18–12	190	352,761	373,844
Media Group Holdings LLC	4–23–13	381	818,617	818,617
		Principal		
Delta Topco Ltd., 10.000%, 11–24–60	1–23–12 to 6–18–12	$602,589	608,797	602,589
			$2,266,530	$2,628,401

The total value of these securities represented 7.4% of net assets at March 31, 2014.

(F) Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (CHF - Swiss Franc, EUR - Euro, GBP - British Pound and JPY - Japanese Yen).

(G) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2014, the total value of these securities amounted to $135,486 or 0.4% of net assets.

(H) Payment-in-kind bonds.

(I) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014.

(J) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(K) Rate shown is the yield to maturity at March 31, 2014.

(L) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

(M) Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund.

The following forward foreign currency contracts were outstanding at March 31, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	State Street Global Markets	2,714,584	4-28-14	$ 270	$—
Sell	Japanese Yen	Goldman Sachs International	26,935,967	4-28-14	1,809	—
Sell	Japanese Yen	UBS AG	25,648,121	4-28-14	2,473	—
Sell	Japanese Yen	Citibank N.A.	41,204,494	4-28-14	4,342	—
Sell	Japanese Yen	Morgan Stanley International	73,426,234	4-28-14	5,113	—
Sell	Japanese Yen	Barclays Capital, Inc.	118,805,123	4-28-14	10,762	—
Sell	Japanese Yen	Deutsche Bank AG	161,536,861	4-28-14	11,463	—
					$36,232	$—

The following written options were outstanding at March 31, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Adobe Systems, Inc.	Citibank N.A.	Put	5,412	July 2014	$ 60.00	$ 809	$ (850)
	Citibank N.A.	Call	5,412	July 2014	80.00	622	(198)
Alliance Data Systems Corp.	Societe Generale Bank	Put	1,275	June 2014	240.00	504	(580)
	Societe Generale Bank	Call	1,275	June 2014	330.00	128	(163)
Amazon.com, Inc.	Bank of America N.A.	Put	2,467	May 2014	330.00	2,344	(3,441)
	Bank of America N.A.	Call	2,467	May 2014	420.00	950	(231)
Apple, Inc.	UBS AG	Call	1,358	April 2014	570.00	499	(77)
	Goldman Sachs International	Call	240	April 2014	605.00	74	(3)
Bayerische Motoren Werke AG	Bank of America N.A.	Call	5,970	June 2014	EUR 96.00	891	(1,283)
BNP Paribas	Bank of America N.A.	Put	11,148	December 2014	48.00	3,339	(3,118)
	Bank of America N.A.	Call	11,148	December 2014	72.00	1,483	(753)
Boeing Co. (The)	Morgan Stanley & Co., Inc.	Put	2,784	May 2014	$ 115.00	467	(312)
	Morgan Stanley & Co., Inc.	Put	2,784	May 2014	120.00	763	(596)
	Morgan Stanley & Co., Inc.	Call	5,568	May 2014	140.00	612	(156)
ConocoPhillips	JPMorgan Chase Bank N.A.	Put	6,762	May 2014	62.50	622	(101)
DIRECTV	Societe Generale Bank	Put	3,325	June 2014	67.50	515	(382)
	Societe Generale Bank	Call	3,325	June 2014	90.00	323	(306)
Dow Chemical Co. (The)	Citibank N.A.	Put	11,934	June 2014	44.00	1,214	(794)
	Citibank N.A.	Call	11,934	June 2014	55.00	521	(328)
FTSE 100 Index	Barclays Bank plc	Put	4,767	June 2014	GBP 5,900.00	8,356	(2,050)
Gilead Sciences, Inc.	Barclays Bank plc	Put	10,740	May 2014	$ 75.00	2,233	(6,578)
	Barclays Bank plc	Call	10,740	May 2014	100.00	839	(32)
Google, Inc., Class A	UBS AG	Put	796	June 2014	1,000.00	1,193	(1,182)
	UBS AG	Call	796	June 2014	1,300.00	777	(617)
Hewlett-Packard Co.	JPMorgan Chase Bank N.A.	Put	19,914	June 2014	28.00	916	(946)
	JPMorgan Chase Bank N.A.	Call	19,914	June 2014	38.00	578	(528)
Nikkei 225 Index	UBS AG	Put	795	April 2014	JPY 14,000.00	2,196	(308)
	UBS AG	Put	398	April 2014	14,500.00	1,811	(521)
	UBS AG	Call	795	April 2014	16,250.00	1,465	(31)
	UBS AG	Call	2,384	April 2014	16,500.00	1,376	(69)
	Bank of America N.A.	Call	2,389	April 2014	16,500.00	1,642	(69)
	UBS AG	Put	4,768	June 2014	13,500.00	13,170	(8,315)

Ivy Asset Strategy Fund *(in thousands)* MARCH 31, 2014

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Oracle Corp.	Bank of America N.A.	Call	23,874	May 2014	$ 44.00	$ 286	$ (477)
QUALCOMM, Inc.	Citibank N.A.	Put	11,152	June 2014	75.00	1,523	(1,539)
Roche Holdings AG, Genusscheine	Bank of America N.A.	Put	1,378	December 2014	CHF 230.00	845	(671)
S&P 500 Index	N/A	Put	7,962	April 2014	$ 1,775.00	2,452	(279)
Texas Instruments, Inc.	Deutsche Bank AG	Put	8,276	July 2014	38.00	248	(157)
Visa, Inc., Class A	Barclays Bank plc	Put	3,982	May 2014	200.00	796	(771)
	Barclays Bank plc	Call	3,982	May 2014	235.00	398	(422)
Wells Fargo & Co.	Morgan Stanley & Co., Inc.	Put	17,922	June 2014	44.00	466	(403)
						$60,246	$(39,637)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 9,615,612	$ —	$2,025,812
Consumer Staples	476,893	—	—
Energy	1,414,907	—	—
Financials	7,003,296	—	—
Health Care	1,448,300	—	—
Industrials	1,343,812	—	—
Information Technology	3,227,767	—	—
Materials	447,460	—	—
Telecommunication Services	319,681	—	—
Total Common Stocks	$25,297,728	$ —	$2,025,812
Purchased Options	727	64,782	—
Corporate Debt Securities	—	135,486	954,289
Loans	—	—	194,757
United States Government Agency Obligations	—	2,300	—
Bullion	2,345,035	—	—
Short-Term Securities	—	4,483,993	—
Total	$27,643,490	$4,686,561	$3,174,858
Forward Foreign Currency Contracts	$ —	$ 36,232	$ —
Liabilities			
Written Options	$ 279	$ 39,358	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities	Loans	Short-Term Securities
Beginning Balance 4-1-13	$ 958,998	$945,808	$199,929	$ 5,846
Net realized gain (loss)	—	—	—	—
Net change in unrealized appreciation (depreciation)	247,672	—*	(3,374)	—
Purchases	819,142	59,410	—	—
Sales	—	(50,929)	(2,086)	—
Amortization/Accretion of premium/discount	—	—	288	—
Transfers into Level 3 during the period	—	—	—	—
Transfers out of Level 3 during the period	—	—	—	(5,846)
Ending Balance 3-31-14	$2,025,812	$954,289	$194,757	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-14	$ 247,672	$ —*	$ (3,374)	$ —

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended March 31, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-14	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$1,207,195	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.5 to 9.5%
			Illiquidity discount	7.5 to 10%
	818,617	Purchase price	Purchase price	$ 2,147.47
Corporate Debt Securities	351,700	Purchase price	Purchase price	100
	602,589	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.5%
			Illiquidity discount	7.5%
Loans	194,757	Third-party valuation service	Broker quotes	100 to 104.125

Significant increase in price-earnings ratio or long-term growth rate inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital of illiquidity discount inputs could result in a lower fair value measurement.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)

United States	40.6%	China	5.2%
Japan	12.3%	Germany	4.0%
Hong Kong	8.8%	France	2.0%
United Kingdom	5.3%	Switzerland	1.5%
		Other Countries	0.6%
		Other+	19.7%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Ivy Balanced Fund

(UNAUDITED)



Cynthia P. Prince-Fox

Below, Cynthia P. Prince-Fox, portfolio manager of Ivy Balanced Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. She has managed the Fund since 2003 and has 31 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Balanced Fund (Class A shares at net asset value)	15.90%
Ivy Balanced Fund (Class A shares including sales charges)	9.22%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	21.86%
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	13.76%
Barclays U.S. Government/Credit Index (generally reflects the performance of securities in the bond market)	–0.26%

Please note that Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees. Multiple indexes are presented because the Fund invests in multiple assets classes. The performance discussion below is at net asset value.

Key drivers

Underperformance of the Fund was due to the Fund's fixed-income allocation. The Fund ordinarily invests at least 25% of its assets in fixed-income securities. During the period, equities generally outperformed fixed-income securities and, as a result, the bond portfolio acted as a drag on the performance relative to the all-equities benchmark. The Fund's equities portion of the portfolio performed better than the S&P 500 benchmark during the fiscal year.

The Fund's relative outperformance to the Lipper Mixed-Asset Target Allocation Growth Funds Universe Average was influenced by a number of factors. First, asset allocation played a key role in overall performance. Our decision to overweight equities for the year drove strong relative performance as equities significantly outperformed bonds for the year. This decision to target the Fund's maximum allocation in equities was based primarily on the absolute low level of interest rates, where, in our opinion, equities offered a more compelling long-term return potential than bonds.

Other key drivers of outperformance compared to the Lipper average were the Fund's security selection and sector emphasis within the equities portion of the portfolio. The main drivers in sector emphasis came from our decision to overweight industrials and consumer discretionary. While every industry sector posted positive returns for the year, industrials and consumer discretionary represented two of the top three categories. Utilities and telecommunications were the two laggards for the period, where the Fund had no exposure for the majority of the year. From a stock selection standpoint, the Fund had strong security selection within its consumer discretionary and industrials holdings. The majority of adverse stock selection came from our health care and technology selections. While the health care holdings posted positive returns, they significantly lagged a very strong move in major pharmaceuticals, where we had limited exposure. In addition to strong relative equity performance, the Fund's fixed-income returns were slightly positive, better than the negative return by the Barclays U.S. Government/Credit Index benchmark.

From a macro perspective, we witnessed a wide range of events that drove volatility throughout the year. While the first quarter S&P 500 return was impressive, consumer staples and utilities were the sectors that posted strongest performance. While these areas are generally considered to be defensive in nature, we saw this move as a symptom of a broader trend in investors' quest for yield outside of what was generally available in the credit markets. This quest drove more companies to return excess capital in the form of dividends and buybacks, highlighted by a surge in dividend increases for the year.

The fixed-income portion of the Fund generated a positive return for the year in an environment where most high quality fixed-income benchmarks including the Barclays U.S. Government/Credit Index experienced negative returns. The fixed-income portfolio has long been short duration to its benchmark given the absolute low level of interest rates. It has also developed a substantial overweight in credit given the relatively good health of corporate balance sheets and abundant liquidity available within the financial system. Both the short duration and overweight in credit were strong drivers of outperformance. Credit outperformance also benefited from a significant position in financials, mainly banks and a heavier weighting to the BBB credit rating bucket. Given the uncertainty surrounding the pace of the Federal Reserve's exit program and its effects on longer-term interest rates, we prefer not to make substantial bets on the future levels of interest rates. Instead we are pursuing strategies that focus on generating outperformance from the steepness exhibited in the intermediate part of the yield curve and credit markets.

Contributors and detractors

Top contributors to overall performance were names that fell into either consumer discretionary or industrials. Within consumer discretionary, mass media company CBS Corporation demonstrated strong performance for the year. While the Fund has held this stock for a number of years, the secular trend for retransmission revenues continued to be a key metric for stock performance. The thesis is that broadcast networks have a roughly 40% share of spend on programming and viewership, but only receive 4% of the consumer bill or 10% of the total spend by MVPDs (multichannel video programming distributors), such as cable TV systems and direct-broadcast satellite providers. It is estimated that retransmission payments to

CBS will go from $300 million to $1 billion by 2016, with potential to go higher over the next five years. In addition, it is our view that the company has done a spectacular job managing its balance sheet and assets, returning more than $2 billion through dividends and share repurchase.

The top absolute performer for the year was Dow Chemical Company (The). The Fund's acquisition of the stock was based on analysis that Dow was not being adequately valued due to its higher quality mix of assets since its Rohm & Haas acquisition and the competitive position of its commodity assets based on lower feed stock costs of U.S. natural gas. Looking ahead, the company has stated its commitment to continue its progression toward a more fully integrated value-added business, further supporting the case for a higher valuation.

Detractors from performance were found in technology and health care. A notable underperformer was the drug manufacturer, Allergan, Inc. On July 21, 2013, the U.S. Food and Drug Administration issued surprising draft guidance regarding the generic path for Restasis (dry eye drug), a key Allergan compound. In our opinion, that news combined with multiple pipeline delays on new compounds, marked a notable change in the risk profile for Allergan. We exited the position during the year.

Outlook

As we look forward, we believe profit growth will ultimately be the driver of market performance. Stock prices have been remarkably resilient in the face of innumerable macro events since 2009, primarily as a result of a more than doubling in corporate profits. This outstanding profits recovery has occurred in a modest growth environment as corporations have become lean and mean. A return of confidence will be needed for housing to sustain its recovery and capital expenditures to resume. Otherwise, stock performance may have borrowed from the future as we move through 2014. In addition, there was much discussion about this year's never-ending winter and how markets will interpret weakness in the headline numbers. While it is difficult to predict, we expect a bounce back in the second quarter, with a lot of noise in the numbers. While there is never any shortage of things for investors to worry about these days — and the latest quarter was no exception — we will continue to focus on the long-term potential of investments we make in the Fund's portfolio.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Balanced Fund's performance.

Ivy Balanced Fund

Asset Allocation

Stocks	**70.5%**
Consumer Discretionary	13.3%
Industrials	12.5%
Financials	10.2%
Energy	9.4%
Consumer Staples	8.3%
Information Technology	8.1%
Health Care	4.9%
Materials	3.8%
Bonds	**24.7%**
Corporate Debt Securities	22.1%
United States Government and Government Agency Obligations	2.5%
Other Government Securities	0.1%
Cash and Cash Equivalents	**4.8%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	119/581	21
3 Year	83/523	16
5 Year	279/487	58
10 Year	17/305	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
PNC Financial Services Group, Inc. (The)	Financials
JPMorgan Chase & Co.	Financials
Limited Brands, Inc.	Consumer Discretionary
Brown-Forman Corp., Class B	Consumer Staples
Applied Materials, Inc.	Information Technology
Anheuser-Busch InBev S.A. ADR	Consumer Staples
Cognizant Technology Solutions Corp., Class A	Information Technology
Estee Lauder Co., Inc. (The), Class A	Consumer Staples
PPG Industries, Inc.	Materials
American Express Co.	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



Ivy Balanced Fund, Class A Shares[1]	$20,232
S&P 500 Index	$20,452
Barclays U.S. Government/Credit Index	$15,390

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E[4]	Class I	Class R	Class Y
1-year period ended 3-31-14	9.22%	11.01%	15.11%	9.43%	16.21%	15.51%	15.91%
5-year period ended 3-31-14	13.87%	14.20%	14.48%	14.18%	15.60%	—	15.28%
10-year period ended 3-31-14	7.30%	7.00%	7.16%	—	—	—	8.05%
Since inception of Class through 3-31-14[5]	—	—	—	7.38%	8.37%	18.09%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)Class E shares are not currently available for investment.

(5)4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Spectrum Fund merged into the Ivy Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Spectrum Fund Class A shares, restated to reflect current sales charges applicable to Ivy Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Balanced Fund. If these expenses were reflected, performance shown would differ.

Ivy Balanced Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.0%		
Boeing Co. (The)	196	$24,645
Honeywell International, Inc.	263	24,424
Precision Castparts Corp.	95	24,063
		73,132
Apparel Retail – 1.7%		
Limited Brands, Inc.	534	30,332
Apparel, Accessories & Luxury Goods – 0.8%		
lululemon athletica, Inc. (A)	263	13,810
Application Software – 1.3%		
Intuit, Inc.	295	22,907
Asset Management & Custody Banks – 1.5%		
Northern Trust Corp.	412	26,978
Brewers – 1.6%		
Anheuser-Busch InBev S.A. ADR	279	29,337
Broadcasting – 1.4%		
CBS Corp., Class B	401	24,788
Cable & Satellite – 2.4%		
Comcast Corp., Class A	486	24,311
Time Warner Cable, Inc.	151	20,700
		45,011
Computer Hardware – 1.3%		
Apple, Inc.	44	23,778
Construction & Farm Machinery & Heavy Trucks – 1.4%		
Cummins, Inc.	174	25,850
Consumer Finance – 1.5%		
American Express Co.	304	27,360
Data Processing & Outsourced Services – 1.2%		
Alliance Data Systems Corp. (A)	80	21,850
Distillers & Vintners – 2.8%		
Brown-Forman Corp., Class B	337	30,263
Constellation Brands, Inc. (A)	256	21,744
		52,007
Diversified Chemicals – 3.0%		
Dow Chemical Co. (The)	559	27,172
PPG Industries, Inc.	143	27,606
		54,778
Electrical Components & Equipment – 1.4%		
Rockwell Automation, Inc.	202	25,172
Health Care Equipment – 1.2%		
Covidien plc	304	22,378

COMMON STOCKS (Continued)	Shares	Value
Home Improvement Retail – 1.3%		
Home Depot, Inc. (The)	306	$24,190
Hotels, Resorts & Cruise Lines – 0.7%		
Hyatt Hotels Corp., Class A (A)	243	13,081
Household Products – 1.3%		
Colgate-Palmolive Co.	361	23,405
Industrial Conglomerates – 1.2%		
3M Co.	162	21,936
Industrial Gases – 0.8%		
Praxair, Inc.	112	14,708
Industrial Machinery – 2.4%		
Pall Corp.	218	19,540
Pentair, Inc.	305	24,175
		43,715
Integrated Oil & Gas – 1.2%		
Exxon Mobil Corp.	226	22,027
Internet Retail – 1.3%		
Amazon.com, Inc. (A)	71	23,725
IT Consulting & Other Services – 1.5%		
Cognizant Technology Solutions Corp., Class A (A)	563	28,483
Managed Health Care – 1.1%		
UnitedHealth Group, Inc.	237	19,448
Motorcycle Manufacturers – 1.4%		
Harley-Davidson, Inc.	380	25,338
Movies & Entertainment – 1.4%		
Twenty-First Century Fox, Inc.	805	25,036
Multi-Line Insurance – 1.3%		
American International Group, Inc.	479	23,940
Oil & Gas Equipment & Services – 2.5%		
National Oilwell Varco, Inc.	295	22,980
Schlumberger Ltd.	233	22,688
		45,668
Oil & Gas Exploration & Production – 2.6%		
ConocoPhillips	341	23,989
Noble Energy, Inc.	340	24,118
		48,107
Oil & Gas Refining & Marketing – 1.5%		
Phillips 66	351	27,060

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation – 1.6%		
Plains GP Holdings L.P., Class A	487	$ 13,621
Regency Energy Partners L.P.	558	15,191
		28,812
Other Diversified Financial Services – 3.2%		
Citigroup, Inc.	562	26,737
JPMorgan Chase & Co.	507	30,786
		57,523
Packaged Foods & Meats – 1.1%		
Mead Johnson Nutrition Co.	231	19,180
Personal Products – 1.5%		
Estee Lauder Co., Inc. (The), Class A	417	27,916
Pharmaceuticals – 2.6%		
GlaxoSmithKline plc ADR	415	22,195
Johnson & Johnson	266	26,090
		48,285
Property & Casualty Insurance – 0.9%		
Travelers Co., Inc. (The)	188	15,982
Railroads – 1.5%		
Union Pacific Corp.	144	27,004
Regional Banks – 1.8%		
PNC Financial Services Group, Inc. (The)	384	33,399
Research & Consulting Services – 0.6%		
Verisk Analytics, Inc., Class A (A)	186	11,177
Restaurants – 0.9%		
Panera Bread Co., Class A (A)	89	15,688
Semiconductor Equipment – 1.6%		
Applied Materials, Inc.	1,476	30,140
Semiconductors – 1.2%		
Microchip Technology, Inc.	442	21,110
TOTAL COMMON STOCKS – 70.5%		$1,285,551

(Cost: $1,016,918)

Ivy Balanced Fund *(in thousands)* MARCH 31, 2014

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.2%		
General Dynamics Corp., 1.000%, 11–15–17	$1,500	$ 1,472
Northrop Grumman Corp., 1.750%, 6–1–18	2,060	2,027
		3,499
Apparel Retail – 0.2%		
Limited Brands, Inc.:		
6.900%, 7–15–17	750	858
6.625%, 4–1–21	2,915	3,276
		4,134
Apparel, Accessories & Luxury Goods – 0.1%		
LVMH Moet Hennessy– Louis Vuitton, 1.625%, 6–29–17 (B)	2,000	2,015
Asset Management & Custody Banks – 0.4%		
Ares Capital Corp., 4.875%, 11–30–18	6,500	6,715
Auto Parts & Equipment – 0.0%		
Delphi Corp., 5.000%, 2–15–23	849	900
Automobile Manufacturers – 0.7%		
Ford Motor Co., Convertible, 4.250%, 11–15–16	1,000	1,811
Hyundai Capital America, 2.875%, 8–9–18 (B)	1,550	1,580
Toyota Motor Credit Corp.:		
0.526%, 5–17–16 (C)	1,500	1,506
2.050%, 1–12–17	2,000	2,053
2.000%, 10–24–18	3,225	3,220
		10,170
Biotechnology – 0.1%		
Amgen, Inc., 2.125%, 5–15–17	2,000	2,040
Brewers – 0.3%		
Anheuser-Busch InBev Worldwide, Inc., 1.375%, 7–15–17	1,000	1,002
Heineken N.V., 1.400%, 10–1–17 (B)	2,000	1,992
SABMiller Holdings, Inc., 2.200%, 8–1–18 (B)	2,700	2,696
		5,690
Broadcasting – 0.0%		
Discovery Communications LLC, 3.300%, 5–15–22	900	878
Cable & Satellite – 0.1%		
DIRECTV Holdings LLC, 2.400%, 3–15–17	500	511

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.500%, 3–1–16	$1,000	$ 1,045
Pearson Funding Five plc, 3.250%, 5–8–23 (B)	900	834
		2,390
Consumer Finance – 1.5%		
American Express Credit Corp., 2.125%, 7–27–18	1,750	1,759
American Honda Finance Corp.:		
0.609%, 5–26–16 (B)(C)	1,500	1,507
2.125%, 10–10–18	1,650	1,657
Capital One Bank USA N.A.:		
2.150%, 11–21–18	3,150	3,126
2.250%, 2–13–19	4,000	3,972
Charles Schwab Corp. (The), 2.200%, 7–25–18	1,000	1,007
Discover Bank, 2.000%, 2–21–18	3,100	3,087
Ford Motor Credit Co. LLC, 3.875%, 1–15–15	1,000	1,024
General Motors Financial Co., Inc., 2.750%, 5–15–16	1,086	1,100
IntercontinentalExchange Group, Inc., 2.500%, 10–15–18	1,700	1,719
SLM Corp., 4.875%, 6–17–19	3,000	3,049
Total System Services, Inc., 2.375%, 6–1–18	5,538	5,461
		28,468
Data Processing & Outsourced Services – 0.1%		
Fidelity National Financial, Inc., 6.600%, 5–15–17	900	1,021
Department Stores – 0.1%		
Macy's Retail Holdings, Inc., 3.875%, 1–15–22	1,000	1,031
Distillers & Vintners – 0.4%		
Beam, Inc.:		
1.875%, 5–15–17	800	801
1.750%, 6–15–18	1,000	974
Brown-Forman Corp., 1.000%, 1–15–18	3,000	2,913
Constellation Brands, Inc., 3.750%, 5–1–21	3,170	3,099
		7,787

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Distributors – 0.0%		
LKQ Corp., 4.750%, 5–15–23 (B)	$ 680	$ 644
Diversified Banks – 4.5%		
ABN AMRO Bank N.V., 2.500%, 10–30–18 (B)	6,200	6,192
Bank of America Corp.:		
1.054%, 3–22–16 (C)	4,000	4,028
2.000%, 1–11–18	2,500	2,496
Bank of New York Mellon Corp. (The):		
0.700%, 10–23–15	1,000	1,002
2.100%, 1–15–19	6,000	5,966
Bank of Nova Scotia (The):		
1.450%, 4–25–18	2,500	2,452
2.050%, 10–30–18	5,000	4,984
Barclays Bank plc, 2.500%, 2–20–19	2,600	2,605
BNP Paribas, 2.450%, 3–17–19	6,500	6,511
BNP Paribas S.A., 5.186%, 6–29–49 (B)	4,000	4,105
Commonwealth Bank of Australia, 2.250%, 3–13–19	4,750	4,729
HSBC USA, Inc., 1.625%, 1–16–18	1,850	1,835
Lloyds Bank plc (GTD by Lloyds Banking Group plc), 2.300%, 11–27–18	2,000	1,999
National Australia Bank Ltd., 2.300%, 7–25–18	2,750	2,774
Nordea Bank AB, 1.625%, 5–15–18 (B)	4,500	4,427
Skandinaviska Enskilda Banken AB, 2.375%, 3–25–19 (B)	4,000	3,989
Societe Generale N.A., 5.922%, 4–29–49 (B)	11,000	11,702
Swedbank AB (publ), 1.750%, 3–12–18 (B)	5,000	4,951
Wells Fargo & Co.:		
1.500%, 1–16–18	1,000	991
2.150%, 1–15–19	2,000	1,996
Westpac Banking Corp., 2.250%, 7–30–18	5,000	5,032
		84,766
Diversified Chemicals – 0.1%		
Airgas, Inc., 1.650%, 2–15–18	1,250	1,224
Diversified Metals & Mining – 0.1%		
Freeport-McMoRan Copper & Gold, Inc., 2.375%, 3–15–18	450	449
Teck Resources, 3.000%, 3–1–19	1,700	1,700
		2,149

Ivy Balanced Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Drug Retail – 0.0%		
CVS Caremark Corp.,		
3.250%, 5–18–15	$ 550	$ 566
Electric Utilities – 0.5%		
Electricite de France S.A.,		
2.150%, 1–22–19 (B)	4,000	3,981
PPL Energy Supply LLC,		
4.600%, 12–15–21	2,800	2,825
Southern Co., (The),		
2.450%, 9–1–18	2,800	2,840
		9,646
Environmental & Facilities Services – 0.3%		
Ecolab, Inc.,		
1.450%, 12–8–17	5,800	5,727
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Co.,		
2.750%, 4–15–16	1,000	1,040
Food Distributors – 0.5%		
Campbell Soup Co.,		
2.500%, 8–2–22	2,400	2,183
ConAgra Foods, Inc.:		
1.300%, 1–25–16	1,000	1,007
1.900%, 1–25–18	3,190	3,164
General Mills, Inc.,		
0.536%, 1–29–16 (C)	500	500
Wm. Wrigley Jr. Co.:		
2.000%, 10–20–17 (B) . . .	1,000	1,003
2.400%, 10–21–18 (B) . . .	1,500	1,505
		9,362
Food Retail – 0.2%		
Kroger Co. (The),		
2.300%, 1–15–19	3,000	2,972
General Merchandise Stores – 0.1%		
Dollar General Corp.:		
4.125%, 7–15–17	450	481
1.875%, 4–15–18	1,000	983
		1,464
Health Care Services – 0.1%		
Quest Diagnostics, Inc.,		
3.200%, 4–1–16	2,000	2,084
Health Care Supplies – 0.4%		
C.R. Bard, Inc.,		
1.375%, 1–15–18	4,385	4,301
Laboratory Corp. of America Holdings,		
2.500%, 11–1–18	1,650	1,645
Mallinckrodt International Finance S.A.,		
3.500%, 4–15–18 (B)	500	493
		6,439
Homebuilding – 0.1%		
Toll Brothers Finance Corp.,		
4.375%, 4–15–23	1,500	1,444

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Hotels, Resorts & Cruise Lines – 0.0%		
Hyatt Hotels Corp.,		
3.375%, 7–15–23	$ 500	$ 473
Household Products – 0.0%		
Church & Dwight Co., Inc.,		
2.875%, 10–1–22	500	477
Hypermarkets & Super Centers – 0.1%		
Costco Wholesale Corp.,		
0.650%, 12–7–15	1,000	1,002
Industrial Conglomerates – 0.2%		
General Electric Capital Corp.,		
0.959%, 4–2–18 (C)	3,000	3,028
General Electric Co.,		
0.850%, 10–9–15	1,000	1,005
		4,033
Industrial Gases – 0.3%		
Praxair, Inc.:		
1.250%, 11–7–18	5,600	5,391
3.000%, 9–1–21	1,000	998
		6,389
Industrial Machinery – 0.9%		
Eaton Corp.,		
1.500%, 11–2–17	10,500	10,452
Ingersoll-Rand Global Holding Co. Ltd.,		
2.875%, 1–15–19 (B) . . .	6,200	6,183
		16,635
Integrated Oil & Gas – 0.2%		
Devon Energy Corp.,		
2.250%, 12–15–18	3,000	2,985
Integrated Telecommunication Services – 0.8%		
AT&T, Inc.,		
2.300%, 3–11–19	13,000	12,936
Verizon Communications, Inc.,		
3.650%, 9–14–18	2,300	2,449
		15,385
Internet Retail – 0.1%		
Amazon.com, Inc.,		
0.650%, 11–27–15	2,000	2,004
Investment Banking & Brokerage – 0.8%		
Goldman Sachs Group, Inc. (The):		
2.900%, 7–19–18	1,350	1,377
2.625%, 1–31–19	4,000	3,991
Morgan Stanley:		
2.125%, 4–25–18	2,500	2,495
2.500%, 1–24–19	6,250	6,235
		14,098

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Leisure Products – 0.0%		
Mattel, Inc.,		
2.500%, 11–1–16	$ 750	$ 774
Life & Health Insurance – 0.4%		
AIA Group Ltd.,		
2.250%, 3–11–19 (B)	2,600	2,571
Metropolitan Life Global Funding I,		
2.500%, 9–29–15 (B)	2,500	2,568
Prudential Financial, Inc.:		
4.750%, 9–17–15	500	528
2.300%, 8–15–18	1,100	1,102
		6,769
Managed Health Care – 0.5%		
Aetna, Inc.,		
2.200%, 3–15–19	2,600	2,579
WellPoint, Inc.,		
1.875%, 1–15–18	7,200	7,148
		9,727
Metal & Glass Containers – 0.1%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC,		
7.125%, 5–1–18 (B)	1,281	1,355
Movies & Entertainment – 0.4%		
News American, Inc.,		
3.000%, 9–15–22	2,000	1,921
Viacom, Inc.:		
2.500%, 9–1–18	1,100	1,113
2.200%, 4–1–19	2,000	1,984
Walt Disney Co. (The),		
0.450%, 12–1–15	1,000	999
		6,017
Multi-Utilities – 0.1%		
Origin Energy Finance Ltd.,		
3.500%, 10–9–18 (B)	1,600	1,629
Oil & Gas Drilling – 0.1%		
Transocean, Inc.,		
2.500%, 10–15–17	2,000	2,013
Oil & Gas Equipment & Services – 0.1%		
National Oilwell Varco, Inc.,		
1.350%, 12–1–17	500	495
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.),		
1.250%, 8–1–17 (B)	1,000	991
		1,486
Oil & Gas Exploration & Production – 0.6%		
BP Capital Markets plc (GTD by BP plc),		
2.241%, 9–26–18	4,250	4,284
ConocoPhillips,		
1.050%, 12–15–17	4,400	4,348

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Oil & Gas Exploration & Production (Continued)		
EOG Resources, Inc.,		
2.500%, 2–1–16	$1,000	$ 1,031
ONEOK Partners L.P.,		
3.200%, 9–15–18	1,200	1,238
		10,901
Oil & Gas Storage & Transportation – 0.5%		
Buckeye Partners L.P.,		
2.650%, 11–15–18	6,300	6,253
Kinder Morgan Energy Partners L.P.,		
2.650%, 2–1–19	3,250	3,246
		9,499
Other Diversified Financial Services – 1.4%		
BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton plc and BHP Billiton Ltd.),		
2.050%, 9–30–18	1,200	1,203
CIT Group, Inc.,		
3.875%, 2–19–19	2,600	2,629
Citigroup, Inc.,		
1.250%, 1–15–16	1,500	1,505
Daimler Finance North America LLC,		
2.375%, 8–1–18 (B)	2,600	2,625
Fidelity National Information Services, Inc.,		
2.000%, 4–15–18	1,250	1,220
Fifth Street Finance Corp.,		
4.875%, 3–1–19	6,700	6,856
JPMorgan Chase & Co.:		
1.100%, 10–15–15	2,000	2,008
3.450%, 3–1–16	2,000	2,095
3.150%, 7–5–16	750	785
7.900%, 4–29–49	500	565
Total Capital,		
2.125%, 8–10–18	1,500	1,516
Total Capital Canada Ltd.,		
1.450%, 1–15–18	2,000	1,986
		24,993
Other Non-Agency REMIC/CMO – 0.0%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (B)(D)	7	—
8.000%, 3–31–11 (B)(D)	1	—
		—
Packaged Foods & Meats – 0.1%		
Kellogg Co.,		
4.450%, 5–30–16	500	536
Unilever Capital Corp.,		
2.750%, 2–10–16	1,000	1,040
		1,576

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Personal Products – 0.1%		
Estee Lauder Co., Inc. (The),		
2.350%, 8–15–22	$1,200	$ 1,117
Kimberly–Clark Corp.,		
0.356%, 5–15–16 (C)	1,000	1,001
		2,118
Pharmaceuticals – 1.1%		
Forest Laboratories, Inc.,		
5.000%, 12–15–21 (B)	9,500	10,045
Mylan, Inc.,		
2.550%, 3–28–19	700	693
Perrigo Co. Ltd.,		
2.300%, 11–8–18 (B)	9,250	9,152
		19,890
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp.,		
2.000%, 8–15–18	1,550	1,559
Berkshire Hathaway, Inc.,		
1.550%, 2–9–18	500	498
		2,057
Railroads – 0.2%		
Burlington Northern Santa Fe LLC,		
3.050%, 3–15–22	700	680
Kansas City Southern de Mexico S.A. de C.V.,		
2.350%, 5–15–20	900	849
Union Pacific Corp.,		
2.250%, 2–15–19	1,250	1,251
		2,780
Regional Banks – 0.6%		
BB&T Corp.,		
1.450%, 1–12–18	3,422	3,380
PNC Bank N.A.,		
2.200%, 1–28–19	4,000	3,989
SunTrust Banks, Inc.,		
2.350%, 11–1–18	3,700	3,702
		11,071
Restaurants – 0.0%		
YUM! Brands, Inc.,		
4.250%, 9–15–15	250	262
Semiconductors – 0.1%		
Broadcom Corp.,		
2.700%, 11–1–18	1,000	1,027
Soft Drinks – 0.4%		
PepsiCo, Inc.,		
2.250%, 1–7–19	6,500	6,530
Specialty Chemicals – 0.1%		
RPM International, Inc.,		
3.450%, 11–15–22	1,000	941
Sherwin-Williams Co. (The),		
1.350%, 12–15–17	750	739
		1,680

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Systems Software – 0.1%		
CA, Inc.,		
2.875%, 8–15–18	$2,850	$ 2,891
Trucking – 0.2%		
Ryder System, Inc.:		
2.450%, 11–15–18	2,250	2,252
2.350%, 2–26–19	1,000	989
		3,241
Wireless Telecommunication Service – 0.2%		
American Tower Corp.,		
4.700%, 3–15–22	1,400	1,463
Crown Castle International Corp.,		
5.250%, 1–15–23	1,046	1,063
Virgin Media Finance plc,		
4.875%, 2–15–22	284	256
		2,782
TOTAL CORPORATE DEBT SECURITIES – 22.1%		$402,814

(Cost: $399,447)

OTHER GOVERNMENT SECURITIES

	Principal	Value
Canada – 0.0%		
TransCanada PipeLines Ltd.,		
0.750%, 1–15–16	500	500
Qatar – 0.1%		
State of Qatar,		
3.125%, 1–20–17 (B)	1,000	1,056
TOTAL OTHER GOVERNMENT SECURITIES – 0.1%		$ 1,556

(Cost: $1,498)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Mortgage-Backed Obligations – 0.1%		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	64	66
5.000%, 1–1–18	36	38
5.500%, 4–1–18	6	7
6.500%, 10–1–28	67	76
6.500%, 2–1–29	10	11
7.000%, 11–1–31	68	79
6.500%, 2–1–32	52	59
7.000%, 2–1–32	85	98
7.000%, 3–1–32	37	43
7.000%, 7–1–32	45	51
6.000%, 9–1–32	195	220
6.500%, 9–1–32	42	48

Ivy Balanced Fund *(in thousands)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 5–1–33 . . . . $	71 $	79
5.500%, 6–1–33	42	47
		922
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1%		$ 922

(Cost: $836)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 2.4%		
U.S. Treasury Notes:		
0.375%, 1–15–16	14,000	14,007
0.625%, 7–15–16	8,000	8,011
0.875%, 1–31–17	3,000	3,004
0.625%, 2–15–17	850	845
0.625%, 5–31–17	8,500	8,402
1.375%, 11–30–18	10,000	9,891
		44,160
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 2.4%		$44,160

(Cost: $44,217)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 4.0%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB),		
0.180%, 4–15–14 (E) . . . . $	4,000 $	4,000
Army & Air Force Exchange Service,		
0.070%, 4–1–14 (E)	7,000	7,000
Bemis Company, Inc.,		
0.230%, 4–4–14 (E)	4,500	4,500
Diageo Capital plc (GTD by Diageo plc),		
0.220%, 4–16–14 (E)	5,000	5,000
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc),		
0.080%, 4–30–14 (E)	5,000	5,000
John Deere Capital Corp.,		
0.090%, 4–23–14 (E)	12,000	11,999
Mondelez International, Inc.,		
0.160%, 4–1–14 (E)	18,001	18,001
Nestle Finance International Ltd. (GTD by Nestle S.A.),		
0.080%, 4–23–14 (E)	10,000	9,999
St. Jude Medical, Inc.,		
0.190%, 4–25–14 (E)	5,000	4,999
Wisconsin Gas LLC,		
0.070%, 4–3–14 (E)	3,000	3,000
		73,498
Master Note – 0.1%		
Toyota Motor Credit Corp.,		
0.099%, 4–2–14 (F)	2,106	2,106

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable – 0.2%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.),		
0.080%, 4–1–14 (F) . . . . $	500 $	500
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank N.A.),		
0.050%, 4–7–14 (F)	1,400	1,400
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.),		
0.080%, 4–7–14 (F)	1,400	1,400
		3,300
TOTAL SHORT-TERM SECURITIES – 4.3%		$ 78,904

(Cost: $78,904)

TOTAL INVESTMENT SECURITIES – 99.5%		$1,813,907

(Cost: $1,541,820)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		9,641

NET ASSETS – 100.0%		$1,823,548

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2014, the total value of these securities amounted to $91,791 or 5.0% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Rate shown is the yield to maturity at March 31, 2014.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,285,551	$ —	$ —
Corporate Debt Securities	—	402,814	—
Other Government Securities	—	1,556	—
United States Government Agency Obligations	—	922	—
United States Government Obligations	—	44,160	—
Short-Term Securities	—	78,904	—
Total	$1,285,551	$528,356	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of Ivy Energy Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. He has managed the Fund since its inception in 2006 and has 19 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Energy Fund (Class A shares at net asset value)	19.13%
Ivy Energy Fund (Class A shares including sales charges)	12.27%
Benchmark(s) and/or Lipper Category	
S&P 1500 Energy Sector Index	14.79%
(generally reflects the performance of stocks that represent the energy market	
Lipper Natural Resources Funds Universe Average	16.95%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value.

Economic gains help settle markets

Equity markets were volatile during the fiscal year ended March 31, 2014, but moved steadily higher overall. Broad equity market indexes in the U.S. reached record highs by year-end. The energy sector enjoyed strong returns driven mostly by rising oil prices. Economic growth remained slow across the globe. Growth in the U.S. economy was largely based on consumer spending and the energy, industrials and, to a lesser degree, housing sectors, driven by accommodative monetary policy. There also was some improvement in the employment rate. Markets reacted negatively when the Federal Reserve (Fed) announced plans to begin "tapering" its bond-buying program, based on anticipated steady improvement in the U.S. economy. However, the markets quickly stabilized after the Fed indicated the end of the program was not imminent. The Fed later announced it would reduce its monthly purchases, taking a small step toward reducing economic stimulus. A federal budget agreement at the end of 2013 between U.S. House and Senate negotiators also helped reduce market uncertainty. The continued turmoil during the fiscal year across the Middle East — including continued fighting in Syria and unrest in Egypt, Iran and Iraq — also unsettled global markets. But the improving economy in the U.S., including growth in shale oil production that helped hold down costs for business and consumers, provided some market support. Geopolitics again took center stage in early 2014 after protests in Ukraine led to violence and a change in leadership there. Russia then moved to annex Crimea — home to Russia's Black Sea naval fleet and key ports — from Ukraine via a referendum vote of the largely Russian population in Crimea. The U.S. and European Union followed with economic sanctions on Russia because of its actions against the Ukrainian territory. Despite the conflict and response, there was no major effect on energy markets by the end of the fiscal year. Russia is the world's no. 2 energy producer and exports about 9 billion cubic feet (BCF) of gas to Europe, of which about 2.8 BCF goes through pipelines via Ukraine. Russia and Ukraine also are major coal producers. Worldwide oil production in general increased during the year against this backdrop of macro issues.

Strong performance as equities gain

The Fund delivered a strong return during the year, outperforming its benchmark index and finishing above its peer group average. Strong security selection within the energy sector — the dominant sector weighting in the Fund — was the greatest factor in driving relative performance. Key contributors included Core Laboratories NV; Halliburton Company; EOG Resources, Inc.; Continental Resources, Inc.; and Schlumberger NV.

A modest weighting in the industrials sector also contributed to relative performance, while small weightings to the materials and financials sectors were slight detractors for the year.

At the end of the fiscal year, energy sector holdings focused primarily on three industries: equipment & services, exploration & production and storage & transportation. We slightly reduced holdings in exploration & production companies during the fiscal year and increased those in the refining & marketing industry. In general, this increased the Fund's exposure to companies we thought would be capable of "harvesting" from past capital expenditures and decreased the holdings in those that may face new costs for investment and exploration if the global economy continues to improve.

Outlook for continued supply and demand growth

We believe growth will continue in U.S. oil and gas production, especially through the expansion of the shale fields. We thus continue to see opportunities in oil and gas producers with exposure to the shale basins, services companies with North American exposure and U.S. refiners because of their cost advantage over world competitors. We still think this may provide ongoing opportunities in exploration, drilling, production, services and other companies.

In our view, the low feedstock costs from increasing supply also will benefit U.S. chemical and fertilizer companies and energy-intensive companies such as steel and refining. We think the supply/demand factors for natural gas and current inventories indicate prices are likely to remain in the current range for the near term.

We think a global economic upturn is likely in 2014, although the overall growth rate will remain sluggish. We think developed countries will show the largest improvement, which in turn is likely to help support growth rates in emerging markets. Those markets have shown the fastest and most consistent growth in energy demand for several years.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments.

Investing in companies involved in one specific sector may be riskier and more volatile than investing with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Energy Fund's performance.

Ivy Energy Fund

Asset Allocation

Stocks	**97.8%**
Energy	90.0%
Industrials	6.9%
Financials	0.9%
Cash and Cash Equivalents	**2.2%**

Country Weightings

North America	**89.0%**
United States	82.9%
Canada	6.1%
Europe	**6.8%**
Netherlands	4.0%
Other Europe	2.8%
Bahamas/Caribbean	**1.3%**
Pacific Basin	**0.7%**
Cash and Cash Equivalents	**2.2%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	15/74	20
3 Year	22/66	33
5 Year	33/63	52

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Schlumberger Ltd.	Energy	Oil & Gas Equipment & Services
Halliburton Co.	Energy	Oil & Gas Equipment & Services
Core Laboratories N.V.	Energy	Oil & Gas Equipment & Services
Baker Hughes, Inc.	Energy	Oil & Gas Equipment & Services
EOG Resources, Inc.	Energy	Oil & Gas Exploration & Production
Southwestern Energy Co.	Energy	Oil & Gas Exploration & Production
Fluor Corp.	Industrials	Construction & Engineering
Cabot Oil & Gas Corp.	Energy	Oil & Gas Exploration & Production
Cimarex Energy Co.	Energy	Oil & Gas Exploration & Production
Occidental Petroleum Corp.	Energy	Integrated Oil & Gas

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Energy Fund

(UNAUDITED)


Ivy Energy Fund, Class A Shares(1) $15,461
S&P 1500 Energy Sector Index $18,708
$20,000
$15,000
$10,000
$5,000
$0
4-3 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013
3-31 2014

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B(3)	Class C	Class E(4)	Class I	Class R	Class Y
1-year period ended 3-31-14	12.27%	14.26%	18.43%	12.65%	19.74%	19.00%	19.41%
5-year period ended 3-31-14	16.27%	16.50%	16.84%	16.59%	18.08%	—	17.79%
10-year period ended 3-31-14	—	—	—	—	—	—	—
Since inception of Class through 3-31-14(5)	5.60%	5.51%	5.68%	6.00%	7.02%	25.23%	6.55%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)Class E shares are not currently available for investment.

(5)4-3-06 for Class A, Class B, Class C, and Class Y shares, 4-2-07 for Class E and Class I shares, and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Energy Fund (in thousands) MARCH 31, 2014

COMMON STOCKS	Shares	Value
Coal & Consumable Fuels – 1.3%		
Cameco Corp.	68	$ 1,548
Peabody Energy Corp.	60	982
		2,530
Construction & Engineering – 3.4%		
Fluor Corp.	65	5,048
Jacobs Engineering Group, Inc. (A)	28	1,753
		6,801
Industrial Machinery – 2.1%		
Flowserve Corp.	52	4,082
Integrated Oil & Gas – 6.6%		
Chevron Corp.	15	1,730
Exxon Mobil Corp.	36	3,546
Occidental Petroleum Corp.	49	4,695
Royal Dutch Shell plc, Class A (B)	26	964
Suncor Energy, Inc.	58	2,017
		12,952
Oil & Gas Drilling – 5.4%		
Helmerich & Payne, Inc.	36	3,845
Nabors Industries Ltd.	104	2,575
Patterson-UTI Energy, Inc.	129	4,095
		10,515
Oil & Gas Equipment & Services – 30.7%		
Baker Hughes, Inc.	92	6,008
Basic Energy Services, Inc. (A)	129	3,530
Cameron International Corp. (A)	47	2,912
Core Laboratories N.V.	40	7,918
Dril-Quip, Inc. (A)	39	4,389
FMC Technologies, Inc. (A)	45	2,361
Forum Energy Technologies, Inc. (A)	112	3,454
Frank's International N.V.	31	774
Halliburton Co.	145	8,545
National Oilwell Varco, Inc.	39	3,017
Oceaneering International, Inc.	14	1,002
Schlumberger Ltd.	93	9,059
Superior Energy Services, Inc.	97	2,968

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Equipment & Services (Continued)		
Weatherford International Ltd. (A)	257	$ 4,460
		60,397
Oil & Gas Exploration & Production – 29.3%		
Anadarko Petroleum Corp.	34	2,863
Antero Resources Corp. (A)	32	2,028
Athlon Energy, Inc. (A)	60	2,113
Bonanza Creek Energy, Inc. (A)	60	2,646
Cabot Oil & Gas Corp.	149	5,043
Canadian Natural Resources Ltd.	93	3,570
Cimarex Energy Co.	40	4,747
CNOOC Ltd. ADR	9	1,381
Concho Resources, Inc. (A)	15	1,856
ConocoPhillips	24	1,688
Continental Resources, Inc. (A)	33	4,107
EOG Resources, Inc.	28	5,533
Gulfport Energy Corp. (A)	44	3,157
Noble Energy, Inc.	62	4,394
Oasis Petroleum LLC (A)	20	843
Pioneer Natural Resources Co.	10	1,871
Rice Energy, Inc. (A)	86	2,280
RSP Permian, Inc. (A)	69	2,001
Southwestern Energy Co. (A)	116	5,346
		57,467
Oil & Gas Refining & Marketing – 6.9%		
Marathon Petroleum Corp.	43	3,739
Marathon Petroleum Corp. L.P.	56	2,758
Phillips 66	37	2,859
Tesoro Corp.	42	2,107
Valero Energy Corp.	38	2,020
		13,483
Oil & Gas Storage & Transportation – 9.8%		
Enbridge, Inc.	48	2,182
Energy Transfer Equity L.P.	58	2,695

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation (Continued)		
MarkWest Energy Partners L.P.	49	$ 3,181
Phillips 66 Partners L.P.	62	2,997
Plains GP Holdings L.P., Class A	53	1,496
Targa Resources Corp.	32	3,186
Valero Energy Partners L.P.	37	1,453
Williams Co., Inc. (The)	50	2,013
		19,203
Railroads – 1.4%		
Canadian Pacific Railway Ltd.	18	2,700
Specialized Finance – 0.9%		
CME Group, Inc.	24	1,750
TOTAL COMMON STOCKS – 97.8%		**$191,880**
(Cost: $130,778)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.7%		
McCormick & Co., Inc., 0.120%, 4–1–14 (C)	$3,475	3,475
Master Note – 2.1%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (D)	4,078	4,078
TOTAL SHORT-TERM SECURITIES – 3.8%		**$ 7,553**
(Cost: $7,553)		
TOTAL INVESTMENT SECURITIES – 101.6%		**$199,433**
(Cost: $138,331)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.6%)		**(3,111)**
NET ASSETS – 100.0%		**$196,322**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Rate shown is the yield to maturity at March 31, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

Ivy Energy Fund *(in thousands)* MARCH 31, 2014

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$191,880	$ —	$ —
Short-Term Securities	—	7,553	—
Total	$191,880	$7,553	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification	
(as a % of net assets)	
United States	82.9%
Canada	6.1%
Netherlands	4.0%
Switzerland	2.3%
Bermuda	1.3%
Other Countries	1.2%
Other+	2.2%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Natural Resources Fund



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of Ivy Global Natural Resources Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Ginther was named portfolio manager of Ivy Global Natural Resources Fund on July 2, 2013. He has 19 years of industry experience. From January 2, 1997, to July 1, 2013, the Fund was subadvised by Mackenzie Financial Corporation and managed by Frederick Sturm.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Global Natural Resources Fund (Class A shares at net asset value)	6.89%
Ivy Global Natural Resources Fund (Class A shares including sales charges)	0.74%
Benchmark(s)/Lipper Category	
Morgan Stanley Commodity Related Index (generally representative of an unmanaged group of natural resources stocks)	7.54%
Lipper Global Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	13.45%
MSCI AC World IMI 55% Energy + 45% Materials Index (generally reflects the performance of the energy and materials stocks in developed and emerging markets.)	8.52%

Multiple indexes are shown because the Fund invests in multiple asset classes.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Economic gains help settle markets

Equity markets were volatile during the fiscal year ended March 31, 2014, but moved steadily higher overall. Broad equity market indexes in the U.S. reached record highs by year-end. Economic growth remained slow across the globe. Growth in the U.S. economy was largely based on consumer spending and the energy, industrials and, to a lesser degree, housing sectors, driven by accommodative monetary policy. There also was some improvement in the employment rate. Markets reacted negatively when the Federal Reserve (Fed) announced plans to begin "tapering" its bond-buying program, based on anticipated steady improvement in the U.S. economy. However, the markets quickly stabilized after the Fed indicated the end of the program was not imminent. The Fed later announced it would reduce its monthly purchases, taking a small step toward reducing economic stimulus. Then in early 2014, the Fed completely dropped its link between interest rates and an unemployment rate threshold, saying it instead would consider a range of factors to determine how long to keep rates low. It again reduced the pace of its bond-buying program, taking it to $55 billion per month. The continued turmoil across the Middle East — including continued fighting in Syria and unrest in Egypt, Iran and Iraq — also unsettled global markets during the fiscal year. The improving economy in the U.S., including growth in energy production that helped hold down costs for business and consumers, provided some market support.

Geopolitics took center stage in early 2014 after protests in Ukraine led to violence and a change in leadership there. Russia then moved to annex Crimea — home to Russia's Black Sea naval fleet and key ports — from Ukraine via a referendum vote of the largely Russian population in Crimea. The U.S. and European Union followed with economic sanctions on Russia because of its actions against the Ukrainian territory. Despite the conflict and response, there was no major effect on commodities prices by the end of the fiscal year.

Energy, materials sectors in focus

The Fund finished the fiscal year behind its commodity-related benchmark index and blended benchmark index, and well below its peer group average. We steadily increased the Fund's dominant weighting in the energy sector during the year because we still think there are long-term opportunities, especially in oil and gas producers with exposure to shale basins. Security selection in that sector was the greatest contributor to performance during the year. Examples include Halliburton Company, Schlumberger Limited, Pioneer Natural Resources Co., EOG Resources Inc. and Continental Resources Inc. The underperformance relative to both the commodity-related index and the blended benchmark index was driven primarily by security selection in the materials sector, which was the Fund's second-largest weighting. Examples of such securities include Detour Gold Corp., China Metal Recycling (Holdings) Limited and First Quantum Minerals. (Detour Gold Corp. and First Quantum Minerals no longer are held in the Fund.)

The oil industry remains a major focus for the Fund, especially through companies involved in the equipment & services, construction & engineering, drilling and transportation industries. We slightly reduced holdings in exploration & production companies late in 2013, seeking to increase exposure to companies that we think will be "harvesting" from past capital expenditures rather than those facing new costs for investment and exploration. The increase in shale oil production from key basins in North America also remains an important focus for energy holdings.

We used equity options and equity futures to modify the Fund's equity exposure at various times during the year. The timing of the derivative usage led to those positions being a detractor from performance for the fiscal year as a whole.

Outlook for better global growth

We believe a global economic upturn is likely in 2014, although we think the overall growth rate is likely to remain sluggish. We think developed countries will show the largest improvement, which in turn may help support growth rates in emerging markets.

We still believe there are relatively better prospects for energy ahead and continue to overweight the Fund toward that sector. We think growth will continue in U.S. oil and gas production through shale fields, which we believe may provide opportunities for the Fund.

Commodities prices in general remain weak globally as supplies broadly have increased without a significant increase in demand. We think this will continue until there is stronger global economic growth. We think major commodities companies will continue to focus on managing costs and capital expenditures. We also believe low feedstock costs, based on increased energy supplies, will continue to provide benefits to U.S. chemical and fertilizer companies, and other energy-intensive businesses.

We continue to use our top-down, fundamental research process in seeking companies that may benefit from any improvement in economic activity and the growth in demand that may result.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments and the cost assumed by natural resource companies in complying with environmental and safety regulations.

Investing in physical commodities, such as gold, exposes the Fund to other risk considerations such as potentially severe price fluctuations over short periods of time. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Global Natural Resources Fund's performance.

Ivy Global Natural Resources Fund

ALL DATA IS AS OF MARCH 31, 2014 (UNAUDITED)

Asset Allocation

Stocks	**98.6%**
Energy	65.6%
Materials	20.2%
Industrials	11.5%
Financials	1.3%
Utilities	0.0%
Cash and Cash Equivalents	**1.4%**

Lipper Rankings

Category: Lipper Global Natural Resources Funds	Rank	Percentile
1 Year	99/145	68
3 Year	104/124	84
5 Year	74/106	70
10 Year	31/33	92

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**84.4%**
United States	77.6%
Canada	6.8%
Europe	**13.1%**
United Kingdom	6.1%
Switzerland	3.6%
Other Europe	3.4%
Bahamas/Caribbean	**1.1%**
Pacific Basin	**0.0%**
Cash and Cash Equivalents and Options	**1.4%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Dow Chemical Co. (The)	United States	Materials	Diversified Chemicals
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Suncor Energy, Inc.	Canada	Energy	Integrated Oil & Gas
Weatherford International Ltd.	Switzerland	Energy	Oil & Gas Equipment & Services
BHP Billiton plc	United Kingdom	Materials	Diversified Metals & Mining
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Noble Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Blended index is represented by 55% of the MSCI AC World IMI Energy Index and 45% of the MSCI AC World IMI Materials Index.

Average Annual Total Return[3]	Class A	Class B[4]	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	0.74%	1.98%	6.21%	1.04%	7.39%	6.79%	7.07%
5-year period ended 3-31-14	10.19%	10.45%	10.77%	10.41%	11.98%	11.36%	11.76%
10-year period ended 3-31-14	6.38%	6.14%	6.27%	—	—	—	7.25%
Since inception of Class through 3-31-14[5]	—	—	—	-1.79%	-0.52%	2.63%	—

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5)4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Natural Resources Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Bermuda – 1.1%		
Nabors Industries Ltd.	754	$ 18,596
Canada – 6.8%		
Canadian Natural Resources Ltd.	562	21,547
Canadian Pacific Railway Ltd.	267	40,112
Suncor Energy, Inc.	1,295	45,221
Yamana Gold, Inc.	946	8,279
		115,159
China – 0.0%		
China Metal Recycling (Holdings) Ltd.	30,000	—*
Netherlands – 3.4%		
Chicago Bridge & Iron Co. N.V., NY Shares	297	25,862
Core Laboratories N.V. . . .	162	32,117
		57,979
Switzerland – 3.6%		
Pentair, Inc.	213	16,927
Weatherford International Ltd. (A)	2,580	44,794
		61,721
United Kingdom – 6.1%		
BHP Billiton plc	1,433	44,056
Randgold Resources Ltd. ADR	125	9,409
Rio Tinto plc	913	50,778
		104,243
United States – 77.6%		
Anadarko Petroleum Corp.	304	25,776
Antero Resources Corp. (A)	324	20,292
Axiall Corp.	669	30,051
Baker Hughes, Inc.	810	52,666
Cabot Oil & Gas Corp. . . .	709	24,021
Cameron International Corp. (A)	415	25,641
Caterpillar, Inc.	259	25,717
CME Group, Inc.	308	22,780
Concho Resources, Inc. (A)	236	28,922
ConocoPhillips	196	13,782
Continental Resources, Inc. (A)	317	39,350
Dow Chemical Co. (The)	1,216	59,069

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Dril-Quip, Inc. (A)	195	$ 21,910
Eastman Chemical Co. . . .	216	18,608
Energy Transfer Equity L.P.	410	19,165
EOG Resources, Inc.	210	41,126
Exxon Mobil Corp.	83	8,063
Flowserve Corp.	515	40,353
Fluor Corp.	392	30,466
FMC Technologies, Inc. (A)	655	34,242
Forum Energy Technologies, Inc. (A)	613	18,986
Frank's International N.V.	341	8,440
Freeport-McMoRan Copper & Gold, Inc., Class B	1,179	38,981
Gulfport Energy Corp. (A)	181	12,884
Halliburton Co.	1,886	111,079
Jacobs Engineering Group, Inc. (A)	247	15,675
Joy Global, Inc.	384	22,252
LyondellBasell Industries N.V., Class A	458	40,699
Marathon Petroleum Corp.	289	25,111
MarkWest Energy Partners L.P.	245	15,984
Monsanto Co.	149	16,997
National Oilwell Varco, Inc.	224	17,470
Noble Energy, Inc.	577	40,994
Oasis Petroleum LLC (A)	185	7,718
Occidental Petroleum Corp.	180	17,105
Oceaneering International, Inc.	122	8,781
Patterson-UTI Energy, Inc.	625	19,806
Phillips 66	331	25,511
Pioneer Natural Resources Co.	137	25,685
Plains GP Holdings L.P., Class A	533	14,919
PPG Industries, Inc.	93	17,905
Rice Energy, Inc. (A)	427	11,280
Schlumberger Ltd.	993	96,784
Southern Copper Corp. . . .	283	8,247
Southwestern Energy Co. (A)	755	34,758
Superior Energy Services, Inc.	762	23,444

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Tesoro Corp.	136	$ 6,880
Valero Energy Corp. . . .	346	18,383
Valero Energy Partners L.P.	137	5,434
Williams Co., Inc. (The)	219	8,879
		1,319,071
TOTAL COMMON STOCKS – 98.6%		**$1,676,769**
(Cost: $1,344,395)		
PREFERRED STOCKS		
United States – 0.0%		
Konarka Technologies, Inc., 8.000% Cumulative (A)(B) . . .	3,500	—
TOTAL PREFERRED STOCKS – 0.0%		$ —
(Cost: $10,850)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 0.3%		
Kellogg Co., 0.270%, 5-23-14 (C) .	$2,000	1,999
Total Capital Canada Ltd. (GTD by Total S.A.), 0.080%, 4-24-14 (C) .	2,500	2,500
		4,499
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.099%, 4-2-14(D) . .	52	52
TOTAL SHORT-TERM SECURITIES – 0.3%		$ 4,551
(Cost: $4,551)		
TOTAL INVESTMENT SECURITIES – 98.9%		**$1,681,320**
(Cost: $1,359,796)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		19,249
NET ASSETS – 100.0%		**$1,700,569**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Restricted security. At March 31, 2014, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Konarka Technologies, Inc., 8.000% Cumulative	8-31-07	3,500	$10,850	$–

The total value of this security represented 0.0% of net assets at March 31, 2014.

(C)Rate shown is the yield to maturity at March 31, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	State Street Global Markets	6,950	4-28-14	$—	$ 121
Sell	British Pound	UBS AG	53,070	4-28-14	—	947
Sell	Canadian Dollar	State Street Global Markets	16,815	4-28-14	—	220
Sell	Canadian Dollar	UBS AG	44,285	4-28-14	—	552
					$—	$1,840

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$1,115,798	$ —	$—
Financials	22,780	—	—
Industrials	195,112	—	—
Materials	343,079	—	—*
Total Common Stocks	$1,676,769	$ —	$—*
Short-Term Securities	—	4,551	—
Total	$1,676,769	$4,551	$—*
Liabilities			
Forward Foreign Currency Contracts	$ —	$1,840	$—

There were no transfers between any levels during the period ended March 31, 2014.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification			
(as a % of net assets)			
Energy	65.6%	Industrials	11.5%
Materials	20.2%	Financials	1.3%
		Utilities	0.0%
		Other+	1.4%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Keith R. Pauley



Stanley J. Kraska, Jr.



George J. Noon



Ernst-Jan de Leeuw

Ivy Global Real Estate Fund is subadvised by LaSalle Investment Management Securities, LLC, which delegates portfolio management responsibilities for Fund assets allocated to European investments to LaSalle Investment Management Securities, B.V. Below, Keith R. Pauley, CFA; Stanley J. Kraska, Jr.; George J. Noon, CFA; and Ernst-Jan de Leeuw, portfolio managers of the Ivy Global Real Estate Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Pauley has managed the Fund since inception and has 28 years of industry experience. Mr. Kraska has managed the Fund since inception and has 28 years of industry experience. Mr. Noon has managed the Fund since inception and has 26 years of industry experience. Mr. de Leeuw has managed the Fund since inception and has 18 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014*	
Ivy Global Real Estate Fund (Class A shares at net asset value)	0.02%
Ivy Global Real Estate Fund (Class A shares including sales charges)	–5.73%
Benchmark(s) and/or Lipper Category	
FTSE EPRA/NAREIT Developed Index (generally reflects the performance of real estate stocks in developed countries)	2.68%
Lipper Global Real Estate Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	2.24%

* Performance data provided is from April 1, 2013 (the Fund's inception date) to March 31, 2014. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Economic stimulus uncertainties, rising interest rates

The first three quarters of the fiscal year were dominated by market and economic conditions that favored growth and produced high returns in global stock markets. But ongoing concerns about less accommodative U.S. monetary policy and higher interest rates in many markets worked against the performance of shares in global real estate companies.

The U.S. Federal Reserve (Fed) implemented a reduction in its bond purchases late in 2013 and in early 2014 dropped its link between interest rates and an unemployment rate threshold, saying it instead would consider a range of factors to determine when rates should rise. Investor attention then shifted to concerns about economic growth around the world. Investors moved toward sectors that have provided more stable income streams, such as real estate, in the final quarter of the fiscal year and global property company stocks then began to outperform the broad stock market.

Real estate fundamentals continued to improve in most sectors and markets during the year. Leading public real estate companies were actively expanding and improving the competitive status of their property portfolios. Capital markets were very active in the period, with almost $60 billion in equity and nearly $80 billion in corporate debt issued by global real estate companies around the world. A number of property companies increased their dividend distributions in the period.

Portfolio strategy and performance

The Fund finished its first fiscal year with a flat return, below that of its benchmark index and peer group average, which had small positive returns. The Fund's lower relative returns were concentrated in the last three quarters of 2013.

Performance for the fiscal year was hurt by stock selection in Europe and the Asia-Pacific region. An important detractor from Fund performance was the underweight allocation relative to the index in small Japanese development companies with higher risk profiles, which dramatically outperformed in the fiscal year. Stock selection in North America helped results, driven by an overweight in large-cap blue-chip REITs, which outperformed, and an underweight in REITs with near bond-like cash flows, which were more negatively impacted by rising interest rates. Overweight positions in the hotel and apartment sectors also contributed to the positive U.S. results.

An overweight position to U.S. real estate companies and an underweight position to Singapore contributed positively to the Fund's results. In the U.S., real estate companies strongly outperformed in the first quarter 2014, after the Fed clarified its position on economic stimulus and interest rate policy. An overweight position to Hong Kong and an underweight position to the U.K. detracted from relative performance. We think investors may have overreacted to concerns regarding slowing growth in China and believe that property companies in Hong Kong offer very good value to investors today. We maintained our overweight position in that market at the end of the fiscal year. In the U.K., despite the improving economy and expectation of improved earnings by real estate companies, we believe real estate companies are expensive relative to their fundamental prospects and the Fund was underweight in that market at the end of March 2014.

The Fund's portfolio currently is tilted toward companies that we believe have better quality assets, management teams capable of adding shareholder value, and strong capital structures with financial flexibility. These characteristics should enable these companies to take advantage of opportunities in a recovering real estate market. In addition, we believe their strong operating earnings growth should help offset headwinds from a rising interest rate environment.

Outlook for more economic growth

We expect a pick-up in economic growth this year and next, although we think slower growth in China is likely to have some impact on its regional trading partners. We think the largest increase in growth rates will be in the eurozone, returning to modest growth from recession, followed by the U.S. In addition, property values in many markets are at or above pre-recession levels and higher interest rates have had little impact on real estate values. We are finding keen interest in real estate from investors around the world.

We think improving real estate fundamentals will lead to solid earnings growth for global real estate companies over the next several years, with the greatest strength in the U.S. and U.K. Many global real estate companies have made significant upgrades to their property portfolios and capital structures in recent quarters. We think these companies are well positioned to expand their activities and to potentially take advantage of any opportunities that may occur. In our view, dividend growth is likely to be in line with earnings growth over the next few years. The stocks in general traded at a moderate premium to our estimates of their net asset value on average around the globe at the end of March, which we believe is warranted based on the ability of the companies' management teams to add value to their portfolios and expand their companies' operations.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The Fund is non-diversified, meaning that it may invest a significant portion of its total assets in a limited number of issuers, and a decline in value of those investments would cause the Fund's overall value to decline greater than that of a more diversified portfolio.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Global Real Estate Fund's performance.

Ivy Global Real Estate Fund

Asset Allocation

Stocks	**97.4%**
Financials	96.9%
Telecommunication Services	0.5%
Rights	**0.0%**
Cash and Cash Equivalents	**2.6%**

Country Weightings

North America	**52.8%**
United States	49.2%
Canada	3.6%
Pacific Basin	**28.4%**
Japan	10.6%
Australia	7.3%
Hong Kong	6.7%
Other Pacific Basin	3.8%
Europe	**14.4%**
France	5.0%
United Kingdom	4.3%
Other Europe	5.1%
Bahamas/Caribbean	**1.8%**
Cash and Cash Equivalents	**2.6%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Simon Property Group, Inc.	United States	Financials	Retail REITs
AvalonBay Communities, Inc.	United States	Financials	Residential REITs
Mitsubishi Estate Co. Ltd.	Japan	Financials	Real Estate Development
Boston Properties, Inc.	United States	Financials	Office REITs
Equity Residential	United States	Financials	Residential REITs
Mitsui Fudosan Co. Ltd.	Japan	Financials	Real Estate Development
HCP, Inc.	United States	Financials	Specialized REITs
Westfield Group	Australia	Financials	Retail REITs
Public Storage, Inc.	United States	Financials	Specialized REITs
Sun Hung Kai Properties Ltd.	Hong Kong	Financials	Real Estate Development

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Real Estate Fund

(UNAUDITED)



| Ivy Global Real Estate Fund, Class A Shares[1] | $ 9,427 |
| FTSE EPRA/NAREIT Developed Index | $10,268 |

4-01
2013

3-31
2014

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class I	Class R	Class Y
1-year period ended 3-31-14	—	—	—	—	—	—
5-year period ended 3-31-14	—	—	—	—	—	—
10-year period ended 3-31-14	—	—	—	—	—	—
Since inception of Class through 3-31-14	—	—	—	—	—	—
Cumulative return since inception of Class through 3-31-14[4]	-5.73%	-5.08%	-1.03%	-0.13%	-0.67%	0.68%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)4-1-13 (the date on which shares were first acquired by shareholders). Performance total returns are considered less than one year from the date on which shares were first acquired by shareholders. Returns for periods of less than one year are cumulative from the date indicated.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS
Ivy Global Real Estate Fund *(in thousands)*

MARCH 31, 2014

COMMON STOCKS	Shares	Value
Australia – 7.3%		
DEXUS Property Group	249	$ 245
Federation Centres	84	184
GPT Group	99	337
Investa Office Fund	34	101
Mirvac Group	182	288
Westfield Group	78	736
		1,891
Belgium – 0.7%		
Befimmo N.V./S.A.	2	120
Warehouses De Pauw Comm. VA/SCA	1	49
		169
Bermuda – 1.8%		
Hongkong Land Holdings Ltd.	56	363
Kerry Properties Ltd.	34	111
		474
Canada – 3.6%		
Brookfield Canada Office Properties	1	30
Calloway REIT	7	152
Canadian Apartments Properties REIT	5	191
Canadian REIT	4	84
Chartwell Retirement Residences	8	79
Dundee REIT	3	78
First Capital Realty, Inc.	10	160
RioCan REIT	6	146
		920
China – 0.5%		
China Resources Land Ltd.	62	136
Finland – 0.3%		
Sponda plc	15	71
France – 5.0%		
Gecina	1	191
Icade	2	218
Klepierre	5	226
Mercialys S.A.	5	108
Unibail-Rodamco	2	550
		1,293
Germany – 1.9%		
alstria office REIT-AG	7	88
Deutsche EuroShop AG	2	111
LEG Immobilien AG	4	285
		484
Hong Kong – 6.7%		
China Overseas Land & Investment Ltd.	45	117
Great Eagle Holdings Ltd.	13	49
Hysan Development Co. Ltd.	39	170
Sino Land Co. Ltd.	114	168
Sun Hung Kai Properties Ltd.	56	685
Swire Properties Ltd.	89	253
Wharf (Holdings) Ltd. (The)	46	294
		1,736

COMMON STOCKS (Continued)	Shares	Value
Japan – 10.6%		
GLP J-REIT	—*	$ 194
Hulic Reit, Inc.	—*	66
Mitsubishi Estate Co. Ltd.	45	1,066
Mitsui Fudosan Co. Ltd.	29	885
Nippon Building Fund, Inc.	—*	282
Nippon Prologis REIT, Inc.	—*	248
		2,741
Jersey – 0.3%		
Atrium European Real Estate Ltd.	12	68
Netherlands – 0.4%		
Eurocommercial Properties N.V.	2	95
Norway – 0.3%		
Norwegian Property ASA	55	67
Singapore – 3.3%		
CapitaCommercial Trust	61	72
CapitaLand Ltd.	91	209
CapitaMall Trust	102	153
Global Logistic Properties Ltd.	94	198
Keppel Land Ltd.	25	67
Mapletree Investments Pte Ltd.	61	66
Suntec REIT	57	75
		840
Sweden – 0.5%		
Wihlborgs Fastigheter AB	6	118
Switzerland – 0.7%		
PSP Swiss Property Ltd., Registered Shares	2	179
United Kingdom – 4.3%		
British Land Co. plc (The)	28	309
Derwent London plc	3	144
Hammerson plc	8	76
Hansteen Holdings plc	25	45
Intu Properties plc	24	113
Land Securities Group plc	10	175
Metric Property Investments plc	52	124
SEGRO plc	4	25
Shaftesbury plc	9	97
		1,108
United States – 49.2%		
Alexandria Real Estate Equities, Inc.	4	286
American Tower Corp., Class A	2	124
AvalonBay Communities, Inc.	9	1,136
BioMed Realty Trust, Inc.	3	59
Boston Properties, Inc.	9	1,040
Camden Property Trust	7	476
CBL & Associates Properties, Inc.	11	197
Corporate Office Properties Trust	2	65

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
DDR Corp.	14	$ 227
DiamondRock Hospitality Co.	12	144
Duke Realty Corp.	15	251
Equity One, Inc.	4	91
Equity Residential	18	1,016
Extra Space Storage, Inc.	2	99
Federal Realty Investment Trust	4	414
General Growth Properties, Inc.	20	450
HCP, Inc.	21	799
Host Hotels & Resorts, Inc.	7	133
LaSalle Hotel Properties	13	401
ProLogis	15	599
Public Storage, Inc.	4	718
Retail Properties of America, Inc.	9	123
RLJ Lodging Trust	10	258
Simon Property Group, Inc.	11	1,826
SL Green Realty Corp.	2	218
Sunstone Hotel Investors, Inc.	5	70
Taubman Centers, Inc.	4	264
Terreno Realty Corp.	2	29
Ventas, Inc.	11	649
Vornado Realty Trust	4	384
Weingarten Realty Investors	4	114
		12,660
TOTAL COMMON STOCKS – 97.4%		$25,050
(Cost: $24,871)		

RIGHTS

	Shares	Value
United Kingdom – 0.0%		
Intu Properties plc	7	11
TOTAL RIGHTS – 0.0%		$ 11
(Cost: $11)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 1.7%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (A)	$440	440
TOTAL SHORT-TERM SECURITIES – 1.7%		$ 440
(Cost: $440)		
TOTAL INVESTMENT SECURITIES – 99.1%		$25,501
(Cost: $25,322)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		237
NET ASSETS – 100.0%		$25,738

2014 ANNUAL REPORT **47**

Ivy Global Real Estate Fund (in thousands) MARCH 31, 2014

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Financials	$24,926	$ —	$—
Telecommunication Services	124	—	—
Total Common Stocks	$25,050	$ —	$—
Rights	11	—	—
Short-Term Securities	—	440	—
Total	$25,061	$440	$—

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

Market Sector Diversification	
(as a % of net assets)	
Financials	96.9%
Telecommunication Services	0.5%
Other+	2.6%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Keith R. Pauley



Stanley J. Kraska, Jr.



George J. Noon



Ernst-Jan de Leeuw

Ivy Global Risk-Managed Real Estate Fund is subadvised by LaSalle Investment Management Securities, LLC, which delegates portfolio management responsibilities for Fund assets allocated to European investments to LaSalle Investment Management Securities, B.V. Below, Keith R. Pauley, CFA; Stanley J. Kraska, Jr.; George J. Noon, CFA; and Ernst-Jan de Leeuw, portfolio managers of the Ivy Global Risk-Managed Real Estate Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Pauley has managed the Fund since inception and has 28 years of industry experience. Mr. Kraska has managed the Fund since inception and has 28 years of industry experience. Mr. Noon has managed the Fund since inception and has 26 years of industry experience. Mr. de Leeuw has managed the Fund since inception and has 18 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014*	
Ivy Global Risk-Managed Real Estate Fund (Class A shares at net asset value)	−1.00%
Ivy Global Risk-Managed Real Estate Fund (Class A shares including sales charges)	−6.69%
Benchmark(s) and/or Lipper Category	
FTSE EPRA/NAREIT Developed Index (generally reflects the performance of real estate stocks in developed countries)	2.68%
Lipper Global Real Estate Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	2.24%

* Performance data provided is from April 1, 2013 (the Fund's inception date) to March 31, 2014. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Economic stimulus uncertainties, rising interest rates

The first three quarters of the fiscal year were dominated by market and economic conditions that favored growth and produced high returns in global stock markets. But ongoing concerns about less accommodative U.S. monetary policy and higher interest rates in many markets worked against the performance of shares in global real estate companies.

The U.S. Federal Reserve (Fed) implemented a reduction in its bond purchases late in 2013 and in early 2014 dropped its link between interest rates and an unemployment rate threshold, saying it instead would consider a range of factors to determine when rates should rise. Investor attention then shifted to concerns about economic growth around the world. Investors moved toward sectors that have provided more stable income streams, such as real estate, in the final quarter of the fiscal year and global property company stocks then began to outperform the broad stock market.

Real estate fundamentals continued to improve in most sectors and markets during the year. Leading public real estate companies were actively expanding and improving the competitive status of their property portfolios. Capital markets were very active in the period, with almost $60 billion in equity and nearly $80 billion in corporate debt issued by global real estate companies around the world. A number of property companies increased their dividend distributions in the period.

Portfolio strategy and performance

The Fund had a small negative return for its first fiscal year, below that of its benchmark index and peer group average, which had small positive returns.

The Fund seeks to provide superior risk-adjusted returns relative to its peers and benchmark over a full market cycle by maintaining a lower-risk profile than its investment universe. We attempt to manage downside risk — the risk of material relative loss of value in an economic and/or capital market downturn.

We have identified certain factors that we believe tend to increase downside risk and drive volatility, such as higher leverage, higher business risk (too much development and not enough ownership), and higher-risk property types (such as hotels and home builders) when compared to the broader universe of global real estate securities. We screen the global real estate securities universe for these higher risk factors to build a portfolio of companies that we believe have a reduced risk profile.

This structural focus drove the underperformance of the Fund in the "risk-on" environment that characterized the first three quarters of the fiscal year. For example, because of its goal of managing risk, the Fund is not invested in U.S. hotel companies or Japanese development companies, two of the best performing sub-sectors within their regions in 2013. Relative performance for the Fund improved significantly in the first quarter of 2014 (the last quarter of the fiscal year), and the Fund outperformed both its benchmark and its peer group average in that period. But this improvement was not sufficient to offset the underperformance in the first three quarters of the Fund's fiscal year.

An overweight position to U.S. real estate companies and an underweight position to Singapore contributed positively to the Fund's results. In the U.S., real estate companies strongly outperformed in the first quarter of 2014 after the Fed clarified its position on economic stimulus and interest rate policy. An overweight position to Hong Kong and an underweight position to the U.K. detracted from relative performance. We think investors may have overreacted to concerns regarding slowing growth in China and believe that property companies in Hong Kong offer very good value to investors today. We maintained our overweight position in that market at the end of the fiscal year. In the U.K., despite the improving economy and expectation of improved earnings by real estate companies, we believe real estate companies are expensive relative to their fundamental prospects and the Fund was underweight in that market at the end of March 2014.

The Fund's portfolio currently is tilted toward companies that we believe have better quality assets, management teams capable of adding shareholder value, and strong capital structures with financial flexibility. These characteristics should enable these companies to take advantage of opportunities in a recovering real estate market. In addition, their strong operating earnings growth should help offset headwinds from a rising interest rate environment.

Outlook for more economic growth

We expect a pick-up in economic growth this year and next, although we think slower growth in China is likely to have some impact on its regional trading partners. We think the largest increase in growth rates will be in the Eurozone, returning to modest growth from recession, followed by the U.S. In addition, property values in many markets are at or above pre-recession levels and higher interest rates have had little impact on real estate values. We are finding keen interest in real estate from investors around the world.

We think improving real estate fundamentals will lead to solid earnings growth for global real estate companies over the next several years, with the greatest strength in the U.S. and U.K. Many global real estate companies have made significant upgrades to their property portfolios and capital structures in recent quarters. We think these companies are well positioned to expand their activities and to potentially take advantage of any opportunities that may occur. In our view, dividend growth is likely to be in line with earnings growth over the next few years. The stocks in general trade at a moderate premium to our estimates of their net asset value on average around the globe today, which we believe is warranted based on the ability of the companies' management teams to add value to their portfolios and expand their companies' operations.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The Fund is non-diversified, meaning that it may invest a significant portion of its total assets in a limited number of issuers, and a decline in value of those investments would cause the Fund's overall value to decline greater than that of a more diversified portfolio.

There is no guarantee that the Ivy Global Risk-Managed Real Estate Fund will not decline in value in comparison with funds that do not use a risk-managed approach.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Global Risk-Managed Real Estate Fund's performance.

Ivy Global Risk-Managed Real Estate Fund ALL DATA IS AS OF MARCH 31, 2014 (UNAUDITED)

Asset Allocation

Stocks	**98.0%**
Financials	98.0%
Cash and Cash Equivalents	**2.0%**

Country Weightings

North America	**53.3%**
United States	49.7%
Canada	3.6%
Pacific Basin	**27.4%**
Japan	10.4%
Australia	7.4%
Hong Kong	5.4%
Singapore	4.2%
Europe	**14.2%**
United Kingdom	4.5%
Germany	4.2%
Other Europe	5.5%
Bahamas/Caribbean	**3.1%**
Cash and Cash Equivalents	**2.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Simon Property Group, Inc.	United States	Financials	Retail REITs
Boston Properties, Inc.	United States	Financials	Office REITs
AvalonBay Communities, Inc.	United States	Financials	Residential REITs
Public Storage, Inc.	United States	Financials	Specialized REITs
Equity Residential	United States	Financials	Residential REITs
HCP, Inc.	United States	Financials	Specialized REITs
Hongkong Land Holdings Ltd.	Bermuda	Financials	Real Estate Development
Nippon Building Fund, Inc.	Japan	Financials	Office REITs
Federal Realty Investment Trust	United States	Financials	Retail REITs
Westfield Group	Australia	Financials	Retail REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Risk-Managed Real Estate Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy Global Risk-Managed Real Estate Fund, Class A Shares(1) .... $ 9,331
FTSE EPRA/NAREIT Developed Index $10,268
4-01
2013
3-31
2014

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B(3)	Class C	Class I	Class R	Class Y
1-year period ended 3-31-14	—	—	—	—	—	—
5-year period ended 3-31-14	—	—	—	—	—	—
10-year period ended 3-31-14	—	—	—	—	—	—
Since inception of Class through 3-31-14	—	—	—	—	—	—
Cumulative return since inception of Class through 3-31-14(4)	-6.69%	-5.80%	-1.91%	-1.09%	-1.72%	-0.98%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)4-1-13 (the date on which shares were first acquired by shareholders). Performance total returns are considered less than one year from the date on which shares were first acquired by shareholders. Returns for periods of less than one year are cumulative from the date indicated.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Risk-Managed Real Estate Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Australia – 7.4%		
DEXUS Property Group	314	$ 308
Federation Centres	104	227
GPT Group	139	471
Investa Office Fund	42	126
Westfield Group	110	1,045
Westfield Retail Trust	176	486
		2,663
Bermuda – 3.1%		
Hongkong Land Holdings Ltd.	172	1,110
Canada – 3.6%		
Boardwalk REIT	2	110
Brookfield Canada Office Properties	6	145
Calloway REIT	13	309
Canadian Apartments Properties REIT	9	355
Dundee REIT	4	106
RioCan REIT	12	279
		1,304
France – 3.2%		
Gecina	5	602
Unibail-Rodamco	2	563
		1,165
Germany – 4.2%		
alstria office REIT-AG	44	588
Deutsche EuroShop AG	12	555
Deutsche Wohnen AG	17	360
		1,503
Hong Kong – 5.4%		
Hysan Development Co. Ltd.	136	592
Link REIT (The)	119	583
Swire Properties Ltd.	267	761
		1,936
Japan – 10.4%		
GLP J-REIT	1	776
Hulic Reit, Inc.	—*	86
Japan Real Estate Investment Corp.	—*	783

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Nippon Building Fund, Inc. . .	—*	$1,096
Nippon Prologis REIT, Inc. . . .	—*	758
Nomura Real Estate Master Fund, Inc.	—*	280
		3,779
Jersey – 1.1%		
Atrium European Real Estate Ltd.	72	407
Singapore – 4.2%		
CapitaCommercial Trust	212	250
CapitaMall Trust	285	428
Fortune REIT	436	337
Mapletree Investments Pte Ltd.	234	254
Suntec REIT	175	231
		1,500
Switzerland – 1.2%		
PSP Swiss Property Ltd., Registered Shares	5	438
United Kingdom – 4.5%		
Derwent London plc	9	421
Hammerson plc	51	472
Land Securities Group plc . . .	18	309
Shaftesbury plc	38	417
		1,619
United States – 49.7%		
Alexandria Real Estate Equities, Inc.	4	262
American Campus Communities, Inc.	11	422
AvalonBay Communities, Inc.	12	1,556
BioMed Realty Trust, Inc.	11	224
Boston Properties, Inc.	14	1,573
Camden Property Trust	10	677
EastGroup Properties, Inc. . . .	5	285
Equity One, Inc.	13	300
Equity Residential	24	1,392
Extra Space Storage, Inc.	4	177
Federal Realty Investment Trust	9	1,068

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
HCP, Inc.	29	$ 1,144
Healthcare Trust of America, Inc., Class A	16	179
Macerich Co. (The)	8	518
ProLogis	20	803
Public Storage, Inc.	8	1,413
Retail Properties of America, Inc.	17	235
Simon Property Group, Inc.	16	2,683
Taubman Centers, Inc. . . .	14	958
Terreno Realty Corp.	9	164
Ventas, Inc.	15	939
Vornado Realty Trust	6	543
Washington REIT	13	307
Weingarten Realty Investors	6	183
		18,005
TOTAL COMMON STOCKS – 98.0%		**$35,429**
(Cost: $35,410)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.5%		
Toyota Motor Credit Corp., 0.099%, 4-2-14 (A)	$185	185
TOTAL SHORT-TERM SECURITIES – 0.5%		**$ 185**
(Cost: $185)		
TOTAL INVESTMENT SECURITIES – 98.5%		**$35,614**
(Cost: $35,595)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.5%		530
NET ASSETS – 100.0%		**$36,144**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Financials	$35,429	$ —	$—
Total Common Stocks	$35,429	$ —	$—
Short-Term Securities	—	185	—
Total	$35,429	$185	$—

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

Market Sector Diversification

(as a % of net assets)	
Financials	98.0%
Other+	2.0%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Matthew K. Richmond



Lowell R. Bolken

Ivy Real Estate Securities Fund is subadvised by Advantus Capital Management, Inc. Below, Matthew K. Richmond and Lowell R. Bolken, portfolio managers of Ivy Real Estate Securities Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Richmond was named a portfolio manager on January 2, 2014, replacing Mr. Joseph R. Betlej, CFA, who had managed the Fund (and its predecessor fund) since February 1999. Mr. Richmond has 19 years of industry experience. Mr. Bolken has managed the Fund since April 2006 and has 25 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Real Estate Securities Fund (Class A shares at net asset value)	3.65%
Ivy Real Estate Securities Fund (Class A shares including sales charges)	–2.32%
Benchmark(s) and/or Lipper Category	
Wilshire U.S. Real Estate Securities Index (generally reflects the performance of securities representing the commercial real estate market)	4.60%
Lipper Real Estate Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.66%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Slow economic growth overhangs market

After showing improvement in the second half of 2013, the economy slowed in the first quarter of 2014. Business sentiment waned and overall housing activity disappointed, although housing prices continued to rise. Retail sales, auto sales and industrial activity all fell below expectations. While the winter of 2013-14, one of the coldest and stormiest on record, had an impact, it would be hard to lay all the blame for the economy's performance on weather.

The tepid growth outlook influenced interest rates, which moved down early in 2014 from highs reached at the end of 2013. The 10-year Treasury yield settled back to 2.5 to 3%, a range it has maintained over the last nine months. This proved to be a benefit for real estate investment trust (REIT) stocks during the most recent calendar quarter. Whereas the broader market largely outperformed REITs in 2013, stocks in early 2014 wavered on concerns about emerging markets and mixed economic data. Industrial and consumer cyclical stocks performed poorly in light of dampened growth prospects. Commercial real estate, on the other hand, performed well, as measured by the Fund's benchmark index, thanks to strong investor demand for yield-oriented investments in a low-rate, low-inflation environment.

The real estate sectors more sensitive to economic growth registered the strongest performance during the period, most notably hotels, self-storage, industrial and apartment properties. Expectations for improved economic and employment growth combined with attractive valuation levels caused these sectors to rise more than the benchmark index. Urban/coastal centric office properties also outperformed other properties amid strengthening demand, rising rental rates and aggressive bidding from private investors.

Positioning reflects new environment

The Fund had a positive return for the fiscal year, slightly below its benchmark index, and just below its peer group average. Performance was positively affected by the Fund's underweight allocation relative to its benchmark index in the healthcare sector, which underperformed other sectors largely because of the increase in interest rates throughout the second half of 2013. The Fund's underweight to hotel REITs was the largest detractor, as a group of small-capitalization, highly leveraged companies reacted favorably to improvement in overall operating results and debt availability for hotel owners.

Strength in the economy and in real estate fundamentals led us to position the Fund for what we consider more sustainable growth opportunities. We favored companies that we judge to have quality balance sheets. When acquiring properties, these companies continued to have a strong cost-of-capital advantage over many of their peers.

As we entered 2014, we eliminated exposure to non-REIT holdings in the land/timber, cell tower and data center sectors, preferring to concentrate on traditional commercial real estate holdings. We also eliminated holdings in Canadian companies. We believe the growth prospects for U.S. companies outstrip those of Canadian companies. We reduced holdings in the most interest-rate-sensitive REITs by reducing ownership in both the net lease and healthcare sectors.

We believe the Fund is positioned for an environment characterized by modestly rising gross domestic product growth and interest rates, where we think REITs with solid balance sheets, improving fundamentals and above-average cash flow growth can perform well. We believe this will develop in the coming quarters as the economic impact of a difficult winter dissipates. We have rotated the Fund's holdings toward more economically sensitive companies and property sectors in an effort to capitalize on this anticipated improvement.

Economic improvement likely to help REIT fundamentals

Economic growth late in the fiscal year, although lackluster, has continued to fuel a commercial real estate recovery. We think the U.S. economy will improve somewhat in the second quarter of 2014 as weather becomes less of a factor. We believe the growth rate will trend toward 2.5% or higher. We do not expect growth to be strong enough or inflation to increase enough to trigger a spike in long-term rates. In our view, moderate economic growth combined with generally benign interest rates can provide a favorable backdrop for commercial real estate valuations.

We also think improving employment growth throughout 2014 will support further space demand across the commercial property sector. Most notably, companies who own assets with shorter lease duration, such as hotels, apartments, industrial and self-storage facilities, may be able to reset rental rates to current market levels more quickly than owners of other property types. We also believe that an improving labor market will provide support for consumer spending and result in higher occupancies at community shopping centers.

We believe the recovery in commercial real estate has been extended because of a lack of material new supply pressures across most property sectors. New supply remains in check as current market rental rates, moderate demand growth, increasing construction costs and financing availability remain headwinds for developers. In our view, excess supply will not become an impediment to the sector's further recovery in 2014.

If interest rates rise sharply and exert an upward bias on real estate capitalization rates, we think REIT share prices may come under pressure. But we think most companies in this sector can deliver solid cash flow growth in 2014 through occupancy and rental rate increases. Higher cash flows can help offset value declines caused by rising capitalization rates.

We also think REITs are likely to show another year of dividend growth. Long-term annual dividend growth for the sector has averaged nearly 6%. However, we think earnings growth may exceed 8% and dividend payout ratios will be below average. In our view, this combination means 2014 dividend growth can stay above historic levels.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest-rate risk and, as such, the Fund's net asset value may fall as interest rates rise.

Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Real Estate Securities Fund's performance.

Asset Allocation

Stocks	**99.3%**
Financials	97.8%
Consumer Discretionary	0.9%
Health Care	0.6%
Cash and Cash Equivalents	**0.7%**

Lipper Rankings

Category: Lipper Real Estate Funds	Rank	Percentile
1 Year	146/242	61
3 Year	180/205	88
5 Year	152/175	87
10 Year	92/124	74

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
ProLogis	Financials	Industrial REITs
Boston Properties, Inc.	Financials	Office REITs
AvalonBay Communities, Inc.	Financials	Residential REITs
Vornado Realty Trust	Financials	Diversified REITs
Public Storage, Inc.	Financials	Specialized REITs
Essex Property Trust, Inc.	Financials	Residential REITs
Ventas, Inc.	Financials	Specialized REITs
Host Hotels & Resorts, Inc.	Financials	Specialized REITs
Equity Residential	Financials	Residential REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



	Value
Ivy Real Estate Securities Fund, Class A Shares[1]	$18,360
Wilshire Real Estate Securities Index	$22,005

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	-2.32%	-1.41%	2.90%	-2.39%	4.20%	3.58%	3.97%
5-year period ended 3-31-14	23.62%	23.56%	24.17%	23.74%	25.88%	25.20%	25.62%
10-year period ended 3-31-14	6.26%	5.69%	6.05%	—	—	—	7.29%
Since inception of Class through 3-31-14[4]	—	—	—	0.36%	1.97%	4.81%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) 4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Real Estate Securities Fund merged into the Ivy Real Estate Securities Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Real Estate Securities Fund Class A shares, restated to reflect current sales charges applicable to Ivy Real Estate Securities Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Real Estate Securities Fund. If these expenses were reflected, performance shown would differ.

Ivy Real Estate Securities Fund *(in thousands)* MARCH 31, 2014

COMMON STOCKS	Shares	Value
Diversified REITs – 5.3%		
Liberty Property Trust	75	$ 2,776
Vornado Realty Trust	273	26,918
		29,694
Health Care Facilities – 0.6%		
Brookdale Senior Living, Inc. (A)	96	3,210
Hotels, Resorts & Cruise Lines – 0.9%		
Marriott International, Inc., Class A	88	4,907
Industrial REITs – 8.5%		
DCT Industrial Trust, Inc.	1,238	9,755
EastGroup Properties, Inc.	123	7,725
ProLogis	731	29,853
		47,333
Office REITs – 16.9%		
Alexandria Real Estate Equities, Inc.	113	8,221
BioMed Realty Trust, Inc.	309	6,325
Boston Properties, Inc.	252	28,805
Douglas Emmett, Inc.	330	8,960
Duke Realty Corp.	866	14,611
Kilroy Realty Corp.	166	9,730
SL Green Realty Corp.	174	17,542
		94,194
Residential REITs – 19.4%		
American Campus Communities, Inc.	85	3,182
AvalonBay Communities, Inc.	215	28,209
Camden Property Trust	217	14,613
Equity Residential	331	19,206
Residential REITs (Continued)		
Essex Property Trust, Inc.	134	$ 22,816
Mid-America Apartment Communities, Inc.	166	11,354
UDR, Inc.	350	9,048
		108,428
Retail REITs – 24.0%		
Acadia Realty Trust	330	8,693
DDR Corp.	498	8,200
Federal Realty Investment Trust	120	13,777
General Growth Properties, Inc.	681	14,975
Glimcher Realty Trust	433	4,341
Kimco Realty Corp.	676	14,785
Macerich Co. (The)	35	2,184
Retail Properties of America, Inc.	341	4,610
Simon Property Group, Inc.	320	52,476
Taubman Centers, Inc.	128	9,061
Weingarten Realty Investors	49	1,464
		134,566
Specialized REITs – 23.7%		
CubeSmart	403	6,907
Extra Space Storage, Inc.	250	12,147
HCP, Inc.	274	10,625
Health Care REIT, Inc.	243	14,465
Host Hotels & Resorts,Inc.	1,029	20,832
LaSalle Hotel Properties	263	8,229
Pebblebrook Hotel Trust	80	2,688
Public Storage, Inc.	140	23,640
Sabra Health Care REIT, Inc.	98	2,739
Specialized REITs (Continued)		
Sunstone Hotel Investors, Inc.	596	$ 8,179
Ventas, Inc.	364	22,052
		132,503
TOTAL COMMON STOCKS – 99.3%		**$554,835**
(Cost: $411,892)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 0.4%		
Ecolab, Inc., 0.200%, 4–25–14 (B)	$2,327	2,327
Master Note – 0.7%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (C)	3,641	3,641
TOTAL SHORT-TERM SECURITIES – 1.1%		**$ 5,968**
(Cost: $5,968)		
TOTAL INVESTMENT SECURITIES – 100.4%		**$560,803**
(Cost: $417,860)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4%)		**(2,101)**
NET ASSETS – 100.0%		**$558,702**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$554,835	$ —	$ —
Short-Term Securities	—	5,968	—
Total	$554,835	$ 5,968	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.



Zachary H. Shafran

Below, Zachary H. Shafran, portfolio manager of Ivy Science and Technology Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. He has managed the Fund since February 2001 and has 25 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Science and Technology Fund (Class A shares at net asset value)	35.99%
Ivy Science and Technology Fund (Class A shares including sales load)	28.15%
Benchmark(s) and/or Lipper Category	
S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	27.07%
Lipper Science & Technology Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	29.95%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Uncertainty continues with slow-to-moderate global growth

Equity and fixed-income markets were volatile in the fiscal year ended March 31, 2014. Early in the year, economic growth remained slow, although it improved somewhat as the year progressed. During the second quarter of 2013, volatility in the markets spiked due to concerns regarding U.S. Federal Reserve (Fed) monetary policy. A sell-off in stocks and bonds rolled across the globe in June after former Fed Chairman Ben Bernanke remarked the central bank may begin to reduce purchases under its $85 billion bond purchase program before year end. As a result, money began to flee various emerging markets where currencies had been strengthening and yields had been high. Bond markets were hit hard and currencies weakened along with equities. Generally speaking, the markets posted solid gains towards the end of 2013. The accommodative stance of the Fed and the "great rotation" (bond investors moving to equities) were key contributors to market success. Moving into 2014, the U.S. economy slowed, but maintained steady economic growth in the quarter. Despite mixed economic reports, the markets continued to react positively to improvements in consumer spending, productivity and an increase in business investment.

On the year, information technology stocks performed well, with the Fund's benchmark index advancing more than 25%. Key contributors included software, internet software and services, and technology hardware storage and peripherals. We believe strong balance sheet strength (large cash balances and relatively low debt levels), increases in dividend payments and strong management were key in providing stability and growth to the sector. On the health care front, political discussions seem to be the center of attention. Implementing the numerous provisions of the Affordable Care Act remains under debate and is adding a level of volatility to the market. These provisions, accompanied with rising costs, pose as a headwind for some companies in the health care sector. While challenges remain, we believe there are many investment opportunities in those companies that are able to provide innovative solutions or services to the end user.

Strong performance in a volatile year

While the information technology sector performed well during the year, worries related to capital spending in a somewhat challenging economic environment and uncertainty surrounding Fed policy resulted in weaker performance for the computer and peripherals, media, and information technology services areas. Generally speaking, companies continue to have robust balance sheets with healthy amounts of cash. Health care stocks also performed well.

The Fund significantly outperformed its benchmark and its peer-group average during the period. An overweight position in health care, compared to the benchmark, meaningfully contributed to performance for the year. We maintained an approximate 15 to 20% exposure to health care throughout the year, and we believe this is one of the sectors with the greatest opportunity for innovation and growth going forward. While the Fund was underweight the information technology sector relative to the benchmark, strong security selection in that sector was the largest contributor to the year's performance — particularly in the IT services and semiconductors industries. The IT services industry returned more than 60%, with the most notable winners in the Fund being Alliance Data Systems, a provider of loyalty programs and marketing solutions, such as private label credit cards, collation loyalty programs and direct marketing services derived from the capture and analysis of transaction-rich data; and Acxiom, a company known worldwide for its marketing database and consumer data technologies as it powers marketing insight for a multitude of the Fortune 100 brands. Strength in semiconductors was led by Micron Technology, Inc., the greatest contributor for the year, and is an example of our longer-term investment philosophy for the Fund. The company designs and builds advanced memory and semiconductor technologies. We think Micron Technology is an example of one of several of the Fund's long-term investments that began to materialize during the year, resulting in solid contributions from security selection. Biotechnology holding Isis Pharmaceuticals, a company currently working on new treatments for Crohn's Disease, returned more than 150%, and was a top contributor on both an absolute and relative basis. We like the long-term positioning of the firm and believe it is poised to realize an increase in incremental revenue.

A main detractor to performance was the Fund's cash position in a rising market, averaging approximately 8% through the year. An additional area of weakness, in comparison to the benchmark, occurred in the software industry, where our relative underweight exposure to this strong-performing area detracted. In terms of specific holdings, a position in ARIAD Pharmaceuticals was the greatest detractor to performance for the year, followed by a holding in Tenet Healthcare. (The Fund no longer holds ARIAD Pharmaceuticals or Tenet Healthcare.)

Portfolio positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many of the stocks in the information technology space remain relatively inexpensive and are well-positioned going forward. As confidence is restored, we believe there should be an increase in capital expenditure in various markets around the world as companies become more comfortable with the high cost transitions related to changes in internal infrastructure. As of March 31, 2014, the Fund had about 70% of its equity exposure in the information technology sector.

Our exposure to health care names over the year remained relatively stable, and as of the fiscal year-end, about 16% of the Fund's equity holdings were in the health care sector. We believe managed care companies will benefit from the implementation of government initiatives. Also, in developing markets, as the standard of living increases, we believe the demand for quality health care increases as well. In our view, medical technology, biotechnology, medical records and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas as well. We also are looking more closely at names that may benefit from a low interest rate environment.

The "applied science and technology" holdings span several industries and sectors and make up the remainder of the Fund's equity composition, totaling approximately 15%. The Fund's cash position as of March 31, 2014, was about 6%. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves, or to use as a defensive measure to protect the Fund in adverse market conditions.

Seeking opportunities as global growth resumes

We believe global economic growth is fragile but showing positive momentum with extremely aggressive global monetary policy. However, during the fourth quarter, the Fed announced that it would reduce its current accommodative monetary stimulus efforts by decreasing its bond purchases from $85 billion to $75 billion per month. As a result, an element of uncertainty was removed from the market. We think improvement in economic growth will lead to tighter monetary and, to a lesser extent, fiscal policy. Additionally, we believe questions about the strength of China's economy and overall stability in Europe may affect investor confidence. Despite these fiscal concerns and other geopolitical risks, we are generally positive about the path of economic growth for the upcoming fiscal year. In mixed economic environments, we believe there are many potential investment opportunities — especially in scarce resources, data, mobility and health care — around the world. As we look at the securities of such companies, we are attracted by what we believe are good growth prospects and sound capital structures. We believe there will be a modest improvement in capital spending trends, and we are looking for some restoration of mergers-and-acquisition activity as well. As always, we will carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research, coupled with the innovation and transformation under way across the globe, will continue to provide investment opportunities.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Science and Technology Fund.

Ivy Science and Technology Fund

ALL DATA IS AS OF MARCH 31, 2014 (UNAUDITED)

Asset Allocation

Stocks	**93.5%**
Information Technology	64.1%
Health Care	15.1%
Industrials	5.7%
Consumer Discretionary	4.1%
Materials	2.6%
Telecommunication Services	1.3%
Financials	0.6%
Warrants	**0.0%**
Cash and Cash Equivalents	**6.5%**

Country Weightings

North America	**74.7%**
United States	74.7%
Europe	**9.0%**
Pacific Basin	**4.3%**
Bahamas/Caribbean	**2.8%**
Other	**2.0%**
South America	**0.7%**
Cash and Cash Equivalents	**6.5%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	38/155	25
3 Year	8/148	6
5 Year	50/136	37
10 Year	3/107	3

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Micron Technology, Inc.	Information Technology	Semiconductors
Alliance Data Systems Corp.	Information Technology	Data Processing & Outsourced Services
Cree, Inc.	Information Technology	Semiconductors
Aspen Technology, Inc.	Information Technology	Application Software
Pentair, Inc.	Industrials	Industrial Machinery
Acxiom Corp.	Information Technology	IT Consulting & Other Services
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Google, Inc., Class A	Information Technology	Internet Software & Services
Euronet Worldwide, Inc.	Information Technology	Data Processing & Outsourced Services
Vertex Pharmaceuticals, Inc.	Health Care	Biotechnology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



—— Ivy Science and Technology Fund, Class A Shares[1]	$34,115
· · · · · S&P North American Technology Sector Index	$22,073

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	28.15%	30.91%	35.02%	28.01%	36.37%	35.56%	36.02%
5-year period ended 3-31-14	21.72%	22.02%	22.27%	21.70%	23.59%	22.88%	23.28%
10-year period ended 3-31-14	13.06%	12.63%	12.83%	—	—	—	13.87%
Since inception of Class through 3-31-14[4]	—	—	—	12.52%	14.32%	12.79%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.**

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) 4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Science and Technology Fund (in thousands) MARCH 31, 2014

COMMON STOCKS	Shares	Value
Application Software – 7.9%		
ACI Worldwide, Inc. (A)	1,858	$109,946
Aspen Technology, Inc. (A)	4,250	180,050
Qlik Technologies, Inc. (A)	1,994	53,013
Silver Spring Networks, Inc. (A)(B)	4,810	83,593
		426,602
Biotechnology – 5.7%		
bluebird bio, Inc. (A)	633	14,401
Evogene Ltd. (A)	1,120	21,338
Isis Pharmaceuticals, Inc. (A)	2,973	128,476
Vertex Pharmaceuticals, Inc. (A)	1,989	140,627
		304,842
Commodity Chemicals – 0.3%		
BioAmber, Inc. (A)(B)	1,352	15,468
Communications Equipment – 0.7%		
Ruckus Wireless, Inc. (A)	2,940	35,744
Computer Hardware – 1.0%		
Apple, Inc.	102	54,909
Computer Storage & Peripherals – 0.1%		
Nimble Storage, Inc. (A)	90	3,414
Construction & Engineering – 1.8%		
Abengoa S.A., Class B (C)	3,415	15,872
Abengoa S.A., Class B ADR (A)	3,508	81,570
		97,442
Consumer Electronics – 3.5%		
Garmin Ltd.	1,367	75,546
Harman International Industries, Inc.	1,073	114,114
		189,660
Data Processing & Outsourced Services – 11.2%		
Alliance Data Systems Corp. (A)	974	265,448
Euronet Worldwide, Inc. (A)(B)	3,387	140,845
EVERTEC, Inc.	2,119	52,329
QIWI plc ADR	1,532	53,080
WNS (Holdings) Ltd. ADR (A)(B)	5,625	101,251
		612,953
Electronic Components – 1.7%		
Universal Display Corp. (A)	1,991	63,527
Vishay Intertechnology, Inc.	1,930	28,724
		92,251
Electronic Equipment & Instruments – 1.1%		
FLIR Systems, Inc.	1,601	57,650
Fertilizers & Agricultural Chemicals – 2.3%		
Marrone Bio Innovations, Inc. (A)	967	$ 13,515
Monsanto Co.	970	110,334
		123,849
Health Care Equipment – 3.2%		
Boston Scientific Corp. (A)	6,611	89,384
Cardiovascular Systems, Inc. (A)	653	20,746
Volcano Corp. (A)(B)	3,192	62,920
		173,050
Health Care Services – 0.3%		
Fleury S.A. (C)	2,165	18,241
Health Care Technology – 1.5%		
Cerner Corp. (A)	1,416	79,633
Industrial Machinery – 3.9%		
ESCO Technologies, Inc.	1,319	46,416
Pentair, Inc.	2,091	165,868
		212,284
Integrated Telecommunication Services – 1.3%		
China Unicom Ltd. (C)	28,302	37,218
Windstream Corp.	3,766	31,035
		68,253
Internet Retail – 0.6%		
Coupons.com, Inc. (A)	1,321	32,563
Internet Software & Services – 7.4%		
21Vianet Group, Inc. ADR (A)	856	24,570
Borderfree, Inc. (A)	550	10,252
Endurance International Group Holdings, Inc. (A)	1,734	22,558
Facebook, Inc., Class A (A)	2,437	146,775
Gogo, Inc. (A)	2,658	54,591
Google, Inc., Class A (A)	129	143,215
		401,961
IT Consulting & Other Services – 6.4%		
Acxiom Corp. (A)(B)	4,710	161,986
EPAM Systems, Inc. (A)	1,220	40,125
iGATE Corp. (A)(B)	4,341	136,921
Luxoft Holding, Inc., Class A (A)	263	9,209
		348,241
Managed Health Care – 2.8%		
Odontoprev S.A. (C)	5,255	21,100
UnitedHealth Group, Inc.	1,601	131,274
		152,374
Office REITs – 0.6%		
QTS Realty Trust, Inc., Class A	1,214	30,462
Pharmaceuticals – 1.6%		
Teva Pharmaceutical Industries Ltd. ADR	1,670	$ 88,243
Semiconductor Equipment – 1.0%		
Nanometrics, Inc. (A)(B)	1,438	25,849
Photronics, Inc. (A)(B)	3,231	27,562
		53,411
Semiconductors – 23.1%		
Advanced Micro Devices, Inc. (A)	7,012	28,117
Cree, Inc. (A)	4,434	250,796
Cypress Semiconductor Corp.	6,249	64,179
Dialog Semiconductor plc (A)(C)	2,093	51,696
Marvell Technology Group Ltd.	4,722	74,372
Micron Technology, Inc. (A)	19,141	452,866
Microsemi Corp. (A)	3,990	99,864
NXP Semiconductors N.V. (A)	1,800	105,875
Rambus, Inc. (A)	5,675	61,010
Samsung Electronics Co. Ltd. (C)	54	67,500
		1,256,275
Systems Software – 2.5%		
Microsoft Corp.	3,263	133,767
TOTAL COMMON STOCKS – 93.5%		**$5,063,542**
(Cost: $3,586,008)		

WARRANTS		
Commodity Chemicals – 0.0%		
BioAmber, Inc., Expires 5–9–17 (D)	1,126	2,399
TOTAL WARRANTS – 0.0%		**$ 2,399**
(Cost: $132)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 6.5%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 0.180%, 4–15–14 (E)	$ 5,000	5,000
Army & Air Force Exchange Service, 0.070%, 4–1–14 (E)	12,606	12,606
BMW U.S. Capital LLC (GTD by BMW AG):		
0.080%, 4–9–14 (E)	3,000	3,000
0.100%, 5–15–14 (E)	15,000	14,998

Ivy Science and Technology Fund (in thousands) MARCH 31, 2014

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 0.110%, 6–5–14 (E)	$10,000	$ 9,998
Coca-Cola Co. (The), 0.070%, 6–6–14 (E)	5,000	4,999
Corporacion Andina de Fomento, 0.140%, 4–2–14 (E)	15,000	15,000
Danaher Corp., 0.090%, 4–11–14 (E)	17,000	16,999
Diageo Capital plc (GTD by Diageo plc):		
0.180%, 4–1–14 (E)	3,000	3,000
0.250%, 5–15–14 (E)	10,000	9,997
Enbridge, Inc.:		
0.270%, 4–11–14 (E)	3,812	3,812
0.270%, 4–14–14 (E)	5,000	4,999
Federal Home Loan Bank, 0.040%, 4–17–14 (E)	7,000	7,000
ICICI Bank Ltd. (GTD by Wells Fargo Bank N.A.), 0.160%, 4–28–14 (E)	5,000	4,999
Illinois Tool Works, Inc.:		
0.090%, 4–10–14 (E)	10,000	10,000
0.080%, 4–11–14 (E)	8,500	8,500
0.070%, 4–17–14 (E)	10,000	10,000
John Deere Canada ULC (GTD by Deere & Co.), 0.100%, 5–12–14 (E)	10,000	9,999
John Deere Capital Corp., 0.090%, 4–23–14 (E)	18,000	17,999
McCormick & Co., Inc., 0.100%, 4–2–14 (E)	15,000	15,000
Mondelez International, Inc., 0.160%, 4–1-14 (E)	5,999	5,999
Nestle Finance International Ltd. (GTD by Nestle S.A.), 0.080%, 4–23–14 (E)	20,000	19,999
PACCAR Financial Corp. (GTD by PACCAR, Inc.):		
0.090%, 4–9–14 (E)	4,900	4,900
0.080%, 5–6–14 (E)	15,000	14,999
Prudential Funding, LLC (GTD by Prudential Financial, Inc.), 0.040%, 4–1–14 (E)	$19,087	$ 19,087
Roche Holdings, Inc., 0.080%, 4–10–14 (E)	15,000	15,000
Shell International Finance B.V. and Royal Dutch Shell plc (GTD by Royal Dutch Shell plc), 0.070%, 4–17–14 (E)	8,000	8,000
St. Jude Medical, Inc.:		
0.190%, 4–25–14 (E)	10,000	9,999
0.160%, 5–2–14 (E)	5,000	4,999
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank), 0.110%, 4–25–14 (E)	10,000	9,999
Total Capital S.A. (GTD by Total S.A.), 0.080%, 4–11–14 (E)	10,000	10,000
Unilever Capital Corp. (GTD by Unilever N.V.), 0.070%, 4–28–14 (E)	10,000	9,999
Virginia Electric and Power Co.:		
0.210%, 5–1–14 (E)	14,000	13,997
0.250%, 5–9–14 (E)	10,000	9,997
Wisconsin Gas LLC, 0.070%, 4–3–14 (E)	6,000	6,000
		350,879
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (F)	686	686
Municipal Obligations – Taxable – 0.1%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.080%, 4–7–14 (F)	4,000	4,000
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.), 0.040%, 4–7–14 (F)	$1,000	$ 1,000
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), 0.070%, 4–1–14 (F)	1,415	1,415
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), 0.060%, 4–7–14 (F)	916	916
		7,331
TOTAL SHORT-TERM SECURITIES – 6.6%		$ 358,896
(Cost: $358,897)		
TOTAL INVESTMENT SECURITIES – 100.1%		$5,424,837
(Cost: $3,945,037)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		(3,826)
NET ASSETS – 100.0%		$5,421,011

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C)Listed on an exchange outside the United States.

(D)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E)Rate shown is the yield to maturity at March 31, 2014.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

Ivy Science and Technology Fund *(in thousands)* MARCH 31, 2014

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 222,222	$ —	$ —
Financials	30,462	—	—
Health Care	816,384	—	—
Industrials	309,726	—	—
Information Technology	3,477,178	—	—
Materials	139,317	—	—
Telecommunication Services	68,253	—	—
Total Common Stocks	$5,063,542	$ —	$ —
Warrants	2,399	—	—
Short-Term Securities	—	358,896	—
Total	$5,065,941	$358,896	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

Country Diversification	
(as a % of net assets)	
United States	74.7%
Switzerland	3.2%
Bermuda	2.8%
Israel	2.0%
Netherlands	2.0%
India	1.9%
Spain	1.8%
South Korea	1.2%
China	1.2%
Germany	1.0%
Cyprus	1.0%
Other Countries	0.7%
Other+	6.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Asset Strategy Fund[(1)]	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Global Real Estate Fund	Ivy Global Risk-Managed Real Estate Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
ASSETS								
Investments in unaffiliated securities at value+	$28,385,978	$1,813,907	$199,433	$ 1,681,320	$25,501	$35,614	$560,803	$4,668,442
Investments in affiliated securities at value+	4,773,896	—	—	—	—	—	—	756,395
Bullion at value+	2,345,035	—	—	—	—	—	—	—
Investments at Value	35,504,909	1,813,907	199,433	1,681,320	25,501	35,614	560,803	5,424,837
Cash	1,206	—*	—	1	1	1	1	1
Cash denominated in foreign currencies at value+	1,735	—	—	—	103	269	—	—
Restricted cash	290	—	—	1,580	—	—	—	—
Investment securities sold receivable	25,749	3,540	4,883	59,796	89	167	12,198	81
Dividends and interest receivable	113,565	4,162	114	3,969	92	147	1,781	2,744
Capital shares sold receivable	103,359	6,659	787	1,003	103	72	945	31,747
Receivable from affiliates	194	—	—	26	89	71	4	11
Unrealized appreciation on forward foreign currency contracts	36,232	—	—	—	—	—	—	—
Prepaid and other assets	333	75	44	52	37	38	47	145
Total Assets	35,787,572	1,828,343	205,261	1,747,747	26,015	36,379	575,779	5,459,566
LIABILITIES								
Investment securities purchased payable	106,837	2,848	8,618	38,533	246	215	14,328	22,067
Capital shares redeemed payable	35,683	1,476	221	5,250	20	7	2,437	15,190
Trustees and Chief Compliance Officer fees payable	1,265	38	5	695	—*	—*	87	130
Overdraft due to custodian	—	—	8	—	—	—	—	—
Distribution and service fees payable	371	23	2	17	—*	—*	4	45
Shareholder servicing payable	6,626	343	63	763	8	8	193	946
Investment management fee payable	543	34	5	41	1	1	12	118
Accounting services fee payable	23	29	6	23	1	3	13	23
Unrealized depreciation on forward foreign currency contracts	—	—	—	1,840	—	—	—	—
Written options at value+	39,637	—	—	—	—	—	—	—
Other liabilities	775	4	11	16	1	1	3	36
Total Liabilities	191,760	4,795	8,939	47,178	277	235	17,077	38,555
Total Net Assets	$35,595,812	$1,823,548	$196,322	$ 1,700,569	$25,738	$36,144	$558,702	$5,421,011
NET ASSETS								
Capital paid in (shares authorized – unlimited)	$26,893,493	$1,531,497	$144,056	$ 3,488,694	$25,828	$36,904	$423,965	$3,874,481
Undistributed (distributions in excess of) net investment income	126,972	1,190	(331)	(618)	(68)	(70)	297	(8,914)
Accumulated net realized gain (loss)	606,375	18,774	(8,505)	(2,107,245)	(202)	(712)	(8,503)	75,629
Net unrealized appreciation	7,968,972	272,087	61,102	319,738	180	22	142,943	1,479,815
Total Net Assets	$35,595,812	$1,823,548	$196,322	$ 1,700,569	$25,738	$36,144	$558,702	$5,421,011
CAPITAL SHARES OUTSTANDING:								
Class A	305,540	35,375	7,614	52,846	2,229	2,041	15,784	37,911
Class B	25,630	2,880	324	2,425	23	101	240	1,551
Class C	321,903	21,585	1,902	17,866	54	214	570	16,447
Class E	2,342	7	10	361	N/A	N/A	90	319
Class I	424,102	8,680	814	11,410	211	863	350	24,804
Class R	5,152	160	282	2,271	40	200	56	2,016
Class Y	47,885	6,239	1,124	4,539	61	300	5,854	18,896
NET ASSET VALUE PER SHARE:								
Class A	$31.61	$24.38	$16.38	$19.07	$9.83	$9.72	$24.35	$52.71
Class B	$30.54	$24.19	$15.35	$16.67	$9.79	$9.70	$23.77	$45.73
Class C	$30.69	$24.26	$15.55	$16.26	$9.80	$9.70	$24.02	$47.21
Class E	$31.67	$24.48	$16.65	$19.36	N/A	N/A	$24.35	$52.57
Class I	$31.88	$24.36	$16.80	$19.63	$9.82	$9.72	$24.50	$56.87
Class R	$31.45	$24.37	$16.35	$18.87	$9.81	$9.70	$24.35	$52.04
Class Y	$31.67	$24.38	$16.55	$19.39	$9.89	$9.72	$24.39	$55.20
+COST								
Investments in unaffiliated securities at cost	$22,789,241	$1,541,820	$138,331	$ 1,359,796	$25,322	$35,595	$417,860	$3,338,256
Investments in affiliated securities at cost	2,411,839	—	—	—	—	—	—	606,781
Bullion at cost	2,392,298	—	—	—	—	—	—	—
Cash denominated in foreign currencies at cost	1,702	—	—	—	103	267	—	—
Written options premiums received at cost	60,246	—	—	—	—	—	—	—

*Not shown due to rounding.

(1)Consolidated Statements of Assets and Liabilities (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Global Real Estate Fund	Ivy Global Risk-Managed Real Estate Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
INVESTMENT INCOME								
Dividends from unaffiliated securities	$ 435,884	$ 16,905	$ 1,598	$ 30,222	$ 500	$ 940	$ 12,330	$ 22,262
Dividends from affiliated securities	45,422	—	—	—	—	—	—	—
Foreign dividend withholding tax	(21,727)	(119)	(37)	(1,218)	(25)	(48)	(56)	(423)
Interest and amortization from unaffiliated securities	40,504	6,869	9	76	1	—*	9	896
Interest and amortization from affiliated securities	28,292	—	—	—	—	—	—	—
Foreign interest withholding tax	(1)	—	—	—	—	—	—	—
Payment in-kind bond security income	59,411	—	—	—	—	—	—	—
Total Investment Income	587,785	23,655	1,570	29,080	476	892	12,283	22,735
EXPENSES								
Investment management fee	175,215	9,131	1,315	17,446	171	292	4,911	29,243
Distribution and service fees:								
Class A	21,560	1,594	255	2,800	36	37	902	3,318
Class B	7,614	594	46	513	2	10	62	580
Class C	90,326	3,861	241	3,307	5	20	143	4,992
Class E	166	—*	1	16	N/A	N/A	5	33
Class R	699	7	8	220	2	10	7	404
Class Y	3,309	289	33	339	2	7	384	2,032
Shareholder servicing:								
Class A	11,035	1,059	358	4,364	56	39	1,578	2,282
Class B	979	93	18	248	—*	—*	45	118
Class C	9,452	413	42	858	1	—*	57	686
Class E	194	—*	—*	62	N/A	N/A	19	71
Class I	17,853	210	15	495	4	12	12	1,277
Class R	358	3	4	114	1	5	4	207
Class Y	2,061	176	21	217	1	4	230	1,243
Registration fees	705	167	97	128	—	—	116	211
Custodian fees	2,002	20	2	15	24	15	16	179
Trustees and Chief Compliance Officer fees	1,076	41	5	202	1	1	33	115
Accounting services fee	271	268	71	271	12	29	153	271
Professional fees	352	19	14	37	11	10	22	39
Offering Costs	—	—	—	—	132	133	—	—
Other	1,886	90	35	197	6	5	51	178
Total Expenses	347,113	18,035	2,581	31,849	467	629	8,750	47,479
Less:								
Expenses in excess of limit	(443)	—	—	(56)	(179)	(105)	(553)	(27)
Total Net Expenses	346,670	18,035	2,581	31,793	288	524	8,197	47,452
Net Investment Income (Loss)	241,115	5,620	(1,011)	(2,713)	188	368	4,086	(24,717)
REALIZED AND UNREALIZED GAIN (LOSS)								
Net realized gain (loss) on:								
Investments in unaffiliated securities	3,029,505	42,826	7,858	169,734	(184)	(703)	29,166	144,208
Investments in affiliated securities	484,393	—	—	—	—	—	—	—
Futures contracts	(337,643)	—	—	(32,221)	—	—	—	—
Written options	182,701	—	—	—	—	—	42	1,561
Forward foreign currency contracts	136,592	—	—	4,499	—	—	—	2,983
Foreign currency exchange transactions	(2,046)	(8)	(1)	(509)	(9)	(20)	—*	(221)
Net change in unrealized appreciation (depreciation) on:								
Investments in unaffiliated securities	(116,887)	142,574	21,482	(46,911)	179	19	(14,826)	751,936
Investments in affiliated securities	1,223,734	—	—	—	—	—	—	149,614
Futures contracts	—	—	—	4,946	—	—	—	—
Written options	8,071	—	—	—	—	—	(3)	—
Forward foreign currency contracts	36,575	—	—	(7,226)	—	—	—	(2,238)
Foreign currency exchange transactions	1,421	—	—*	107	1	3	—*	20
Net Realized and Unrealized Gain (Loss)	4,646,416	185,392	29,339	92,419	(13)	(701)	14,379	1,047,863
Net Increase (Decrease) in Net Assets Resulting from Operations	$4,887,531	$191,012	$28,328	$ 89,706	$ 175	$(333)	$ 18,465	$1,023,146

*Not shown due to rounding.

(1)Consolidated Statements of Operations (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund[1]		Ivy Balanced Fund		Ivy Energy Fund	
	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 241,115	$ 353,839	$ 5,620	$ 4,329	$ (1,011)	$ (721)
Net realized gain on investments	3,493,502	2,278,525	42,818	14,207	7,857	2,820
Net change in unrealized appreciation (depreciation)	1,152,914	(461,326)	142,574	46,320	21,482	6,123
Net Increase in Net Assets Resulting from Operations	**4,887,531**	**2,171,038**	**191,012**	**64,856**	**28,328**	**8,222**
Distributions to Shareholders From:						
Net investment income:						
Class A	(43,848)	(189,902)	(2,994)	(2,294)	—	—
Class B	(79)	(9,774)	—	(90)	—	—
Class C	(2,514)	(117,197)	—	(551)	—	—
Class E	(321)	(1,329)	(1)	(1)	—	—
Class I	(75,738)	(245,673)	(1,040)	(533)	—	—
Class R	(360)	(2,254)	(3)	—	—	—
Class Y	(6,832)	(29,096)	(546)	(695)	—	—
Net realized gains:						
Class A	—	—	(16,300)	(2,200)	—	—
Class B	—	—	(1,308)	(267)	—	—
Class C	—	—	(8,900)	(1,424)	—	—
Class E	—	—	(4)	(1)	—	—
Class I	—	—	(3,661)	(389)	—	—
Class R	—	—	(42)	—	—	—
Class Y	—	—	(2,848)	(643)	—	—
Total Distributions to Shareholders	**(129,692)**	**(595,225)**	**(37,647)**	**(9,088)**	**—**	**—**
Capital Share Transactions	**2,918,600**	**(285,857)**	**826,413**	**322,776**	**48,700**	**(9,866)**
Net Increase (Decrease) in Net Assets	7,676,439	1,289,956	979,778	378,544	77,028	(1,644)
Net Assets, Beginning of Period	27,919,373	26,629,417	843,770	465,226	119,294	120,938
Net Assets, End of Period	**$35,595,812**	**$27,919,373**	**$1,823,548**	**$843,770**	**$196,322**	**$119,294**
Undistributed (distributions in excess of) net investment income	$ 126,972	$ 13,815	$ 1,190	$ 154	$ (331)	$ (36)

(1)Consolidated Statements of Changes in Net Assets (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Global Natural Resources Fund		Ivy Global Real Estate Fund	Ivy Global Risk-Managed Real Estate Fund	Ivy Real Estate Securities Fund	
	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-14	Year ended 3-31-14	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (2,713)	$ (5,028)	$ 188	$ 368	$ 4,086	$ 3,823
Net realized gain (loss) on investments	141,503	(620,212)	(193)	(723)	29,208	26,898
Net change in unrealized appreciation (depreciation)	(49,084)	542,347	180	22	(14,829)	26,496
Net Increase (Decrease) in Net Assets Resulting from Operations	**89,706**	**(82,893)**	**175**	**(333)**	**18,465**	**57,217**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	(2,542)	(313)	(292)	(3,489)	(1,998)
Class B	—	—	(2)	(10)	—	—
Class C	—	—	(5)	(22)	(45)	(4)
Class E	—	(22)	N/A	N/A	(17)	(10)
Class I	—	(3,177)	(4)	(134)	(107)	(58)
Class R	—	—	(33)	(23)	(13)	(10)
Class Y	—	(960)	(10)	(50)	(1,829)	(1,500)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	N/A	N/A	—	—
Class I	—	—	—	—	—	—
Class R	—	—	—	—	—	—
Class Y	—	—	—	—	—	—
Total Distributions to Shareholders	**—**	**(6,701)**	**(367)**	**(531)**	**(5,500)**	**(3,580)**
Capital Share Transactions	**(970,474)**	**(1,514,653)**	**25,930**	**37,008**	**3,410**	**39,222**
Net Increase (Decrease) in Net Assets	**(880,768)**	**(1,604,247)**	**25,738**	**36,144**	**16,375**	**92,859**
Net Assets, Beginning of Period	2,581,337	4,185,584	—	—	542,327	449,468
Net Assets, End of Period	**$1,700,569**	**$ 2,581,337**	**$25,738**	**$36,144**	**$558,702**	**$542,327**
Undistributed (distributions in excess of) net investment income	$ (618)	$ (9,525)	$ (68)	$ (70)	$ 297	$ 1,706

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Science and Technology Fund	
	Year ended 3-31-14	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (24,717)	$ (13,022)
Net realized gain on investments	148,531	51,826
Net change in unrealized appreciation	899,332	257,990
Net Increase in Net Assets Resulting from Operations	**1,023,146**	**296,794**
Distributions to Shareholders From:		
Net investment income:		
Class A	—	—
Class B	—	—
Class C	—	—
Class E	—	—
Class I	—	—
Class R	—	—
Class Y	—	—
Net realized gains:		
Class A	(40,239)	(3,161)
Class B	(1,989)	(203)
Class C	(17,037)	(1,328)
Class E	(375)	(41)
Class I	(24,363)	(1,087)
Class R	(2,392)	(252)
Class Y	(22,454)	(2,190)
Total Distributions to Shareholders	**(108,849)**	**(8,262)**
Capital Share Transactions	**2,490,373**	**294,440**
Net Increase in Net Assets	**3,404,670**	**582,972**
Net Assets, Beginning of Period	2,016,341	1,433,369
Net Assets, End of Period	**$5,421,011**	**$2,016,341**
Distributions in excess of net investment income	$ (8,914)	$ (3,487)

See Accompanying Notes to Financial Statements.

IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$27.04	$ 0.27	$4.45	$4.72	$(0.15)	$—	$(0.15)
Year ended 3-31-2013	25.44	0.39	1.88	2.27	(0.67)	—	(0.67)
Year ended 3-31-2012	25.42	0.20	0.10	0.30	(0.28)	—	(0.28)
Year ended 3-31-2011	22.42	0.24	2.81	3.05	(0.05)	—	(0.05)
Year ended 3-31-2010	18.69	0.16	3.66	3.82	(0.09)	—	(0.09)
Class B Shares[4]							
Year ended 3-31-2014	26.20	0.05	4.29	4.34	—*	—	—*
Year ended 3-31-2013	24.55	0.19	1.82	2.01	(0.36)	—	(0.36)
Year ended 3-31-2012	24.53	0.00	0.12	0.12	(0.10)	—	(0.10)
Year ended 3-31-2011	21.77	0.04	2.72	2.76	—	—	—
Year ended 3-31-2010	18.23	(0.01)	3.55	3.54	—	—	—
Class C Shares							
Year ended 3-31-2014	26.33	0.05	4.32	4.37	(0.01)	—	(0.01)
Year ended 3-31-2013	24.67	0.20	1.83	2.03	(0.37)	—	(0.37)
Year ended 3-31-2012	24.66	0.01	0.11	0.12	(0.11)	—	(0.11)
Year ended 3-31-2011	21.87	0.05	2.74	2.79	—	—	—
Year ended 3-31-2010	18.30	0.01	3.56	3.57	—	—	—
Class E Shares							
Year ended 3-31-2014	27.10	0.26	4.45	4.71	(0.14)	—	(0.14)
Year ended 3-31-2013	25.49	0.38	1.89	2.27	(0.66)	—	(0.66)
Year ended 3-31-2012	25.48	0.19	0.10	0.29	(0.28)	—	(0.28)
Year ended 3-31-2011	22.47	0.22	2.84	3.06	(0.05)	—	(0.05)
Year ended 3-31-2010	18.74	0.17	3.66	3.83	(0.10)	—	(0.10)
Class I Shares							
Year ended 3-31-2014	27.25	0.34	4.48	4.82	(0.19)	—	(0.19)
Year ended 3-31-2013	25.67	0.45	1.90	2.35	(0.77)	—	(0.77)
Year ended 3-31-2012	25.64	0.25	0.11	0.36	(0.33)	—	(0.33)
Year ended 3-31-2011	22.58	0.26	2.86	3.12	(0.06)	—	(0.06)
Year ended 3-31-2010	18.81	0.17	3.73	3.90	(0.13)	—	(0.13)
Class R Shares							
Year ended 3-31-2014	26.94	0.16	4.43	4.59	(0.08)	—	(0.08)
Year ended 3-31-2013	25.29	0.29	1.88	2.17	(0.52)	—	(0.52)
Year ended 3-31-2012	25.28	0.11	0.11	0.22	(0.21)	—	(0.21)
Year ended 3-31-2011	22.35	0.13	2.83	2.96	(0.03)	—	(0.03)
Year ended 3-31-2010	18.65	0.03	3.72	3.75	(0.05)	—	(0.05)
Class Y Shares							
Year ended 3-31-2014	27.09	0.27	4.46	4.73	(0.15)	—	(0.15)
Year ended 3-31-2013	25.49	0.39	1.88	2.27	(0.67)	—	(0.67)
Year ended 3-31-2012	25.46	0.20	0.11	0.31	(0.28)	—	(0.28)
Year ended 3-31-2011	22.46	0.23	2.82	3.05	(0.05)	—	(0.05)
Year ended 3-31-2010	18.72	0.21	3.63	3.84	(0.10)	—	(0.10)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$31.61	17.47%	$ 9,659	0.96%	0.92%	—%	—%	65%
Year ended 3-31-2013	27.04	9.09	7,853	0.98	1.55	—	—	39
Year ended 3-31-2012	25.44	1.31	8,019	0.97	0.81	—	—	47
Year ended 3-31-2011	25.42	13.60	9,083	0.99	1.00	—	—	94
Year ended 3-31-2010	22.42	20.46	8,765	1.05	0.79	—	—	96
Class B Shares[4]								
Year ended 3-31-2014	30.54	16.58	783	1.71	0.16	—	—	65
Year ended 3-31-2013	26.20	8.27	715	1.73	0.79	—	—	39
Year ended 3-31-2012	24.55	0.54	695	1.76	0.02	—	—	47
Year ended 3-31-2011	24.53	12.68	672	1.80	0.17	—	—	94
Year ended 3-31-2010	21.77	19.42	550	1.88	-0.03	—	—	96
Class C Shares								
Year ended 3-31-2014	30.69	16.59	9,880	1.68	0.19	—	—	65
Year ended 3-31-2013	26.33	8.34	8,321	1.70	0.83	—	—	39
Year ended 3-31-2012	24.67	0.56	8,416	1.71	0.06	—	—	47
Year ended 3-31-2011	24.66	12.76	8,851	1.74	0.24	—	—	94
Year ended 3-31-2010	21.87	19.51	7,733	1.80	0.05	—	—	96
Class E Shares								
Year ended 3-31-2014	31.67	17.40	74	1.00	0.87	1.12	0.75	65
Year ended 3-31-2013	27.10	9.07	58	1.00	1.50	1.20	1.30	39
Year ended 3-31-2012	25.49	1.26	50	1.00	0.77	1.23	0.55	47
Year ended 3-31-2011	25.48	13.63	44	1.00	0.95	1.39	0.56	94
Year ended 3-31-2010	22.47	20.45	32	1.00	0.84	1.56	0.28	96
Class I Shares								
Year ended 3-31-2014	31.88	17.72	13,522	0.73	1.14	—	—	65
Year ended 3-31-2013	27.25	9.33	9,681	0.74	1.76	—	—	39
Year ended 3-31-2012	25.67	1.57	8,180	0.75	1.03	—	—	47
Year ended 3-31-2011	25.64	13.84	6,986	0.77	1.14	—	—	94
Year ended 3-31-2010	22.58	20.74	3,973	0.81	0.92	—	—	96
Class R Shares								
Year ended 3-31-2014	31.45	17.03	162	1.33	0.54	—	—	65
Year ended 3-31-2013	26.94	8.71	124	1.34	1.15	—	—	39
Year ended 3-31-2012	25.29	0.96	102	1.33	0.45	—	—	47
Year ended 3-31-2011	25.28	13.24	68	1.31	0.57	—	—	94
Year ended 3-31-2010	22.35	20.12	28	1.33	0.20	—	—	96
Class Y Shares								
Year ended 3-31-2014	31.67	17.47	1,516	0.96	0.92	0.98	0.90	65
Year ended 3-31-2013	27.09	9.08	1,168	0.98	1.55	0.99	1.54	39
Year ended 3-31-2012	25.49	1.35	1,167	0.97	0.80	1.00	0.77	47
Year ended 3-31-2011	25.46	13.59	1,167	0.99	0.99	1.02	0.96	94
Year ended 3-31-2010	22.46	20.51	1,024	1.00	0.93	1.11	0.82	96

See Accompanying Notes to Financial Statements.

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$21.60	$ 0.15	$3.25	$3.40	$(0.10)	$(0.52)	$(0.62)
Year ended 3-31-2013	20.03	0.19	1.70	1.89	(0.17)	(0.15)	(0.32)
Year ended 3-31-2012	19.08	0.17	1.05	1.22	(0.18)	(0.09)	(0.27)
Year ended 3-31-2011	16.73	0.18	2.34	2.52	(0.17)	—	(0.17)
Year ended 3-31-2010	13.01	0.21	3.72	3.93	(0.21)	—	(0.21)
Class B Shares[3]							
Year ended 3-31-2014	21.45	(0.03)	3.23	3.20	—	(0.46)	(0.46)
Year ended 3-31-2013	19.93	0.03	1.69	1.72	(0.05)	(0.15)	(0.20)
Year ended 3-31-2012	18.99	0.02	1.05	1.07	(0.04)	(0.09)	(0.13)
Year ended 3-31-2011	16.67	0.04	2.33	2.37	(0.05)	—	(0.05)
Year ended 3-31-2010	12.97	0.08	3.71	3.79	(0.09)	—	(0.09)
Class C Shares							
Year ended 3-31-2014	21.50	(0.01)	3.24	3.23	—	(0.47)	(0.47)
Year ended 3-31-2013	19.98	0.05	1.68	1.73	(0.06)	(0.15)	(0.21)
Year ended 3-31-2012	19.03	0.04	1.06	1.10	(0.06)	(0.09)	(0.15)
Year ended 3-31-2011	16.69	0.07	2.34	2.41	(0.07)	—	(0.07)
Year ended 3-31-2010	12.98	0.12	3.71	3.83	(0.12)	—	(0.12)
Class E Shares[4]							
Year ended 3-31-2014	21.68	0.18	3.27	3.45	(0.13)	(0.52)	(0.65)
Year ended 3-31-2013	20.02	0.22	1.78	2.00	(0.19)	(0.15)	(0.34)
Year ended 3-31-2012	19.06	0.21	1.04	1.25	(0.20)	(0.09)	(0.29)
Year ended 3-31-2011	16.74	0.22	2.34	2.56	(0.24)	—	(0.24)
Year ended 3-31-2010	13.02	0.25	3.72	3.97	(0.25)	—	(0.25)
Class I Shares							
Year ended 3-31-2014	21.58	0.21	3.26	3.47	(0.16)	(0.53)	(0.69)
Year ended 3-31-2013	20.01	0.24	1.69	1.93	(0.21)	(0.15)	(0.36)
Year ended 3-31-2012	19.04	0.22	1.06	1.28	(0.22)	(0.09)	(0.31)
Year ended 3-31-2011	16.74	0.21	2.37	2.58	(0.28)	—	(0.28)
Year ended 3-31-2010	13.01	0.20	3.80	4.00	(0.27)	—	(0.27)
Class R Shares							
Year ended 3-31-2014	21.59	0.07	3.26	3.33	(0.03)	(0.52)	(0.55)
Year ended 3-31-2013[5]	20.16	0.00	1.43	1.43	—	—	—
Class Y Shares							
Year ended 3-31-2014	21.60	0.15	3.26	3.41	(0.10)	(0.53)	(0.63)
Year ended 3-31-2013	20.03	0.19	1.70	1.89	(0.17)	(0.15)	(0.32)
Year ended 3-31-2012	19.08	0.18	1.05	1.23	(0.19)	(0.09)	(0.28)
Year ended 3-31-2011	16.73	0.20	2.34	2.54	(0.19)	—	(0.19)
Year ended 3-31-2010	13.01	0.24	3.71	3.95	(0.23)	—	(0.23)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) Class share is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2014	$24.38	15.90%	$863	1.15%	0.62%	34%
Year ended 3-31-2013	21.60	9.56	399	1.17	0.93	35
Year ended 3-31-2012	20.03	6.52	205	1.23	0.90	37
Year ended 3-31-2011	19.08	15.18	114	1.30	1.03	43
Year ended 3-31-2010	16.73	30.35	81	1.37	1.38	57
Class B Shares[3]						
Year ended 3-31-2014	24.19	15.01	70	1.89	-0.11	34
Year ended 3-31-2013	21.45	8.73	44	1.95	0.16	35
Year ended 3-31-2012	19.93	5.72	23	2.02	0.10	37
Year ended 3-31-2011	18.99	14.25	11	2.09	0.24	43
Year ended 3-31-2010	16.67	29.26	7	2.20	0.53	57
Class C Shares						
Year ended 3-31-2014	24.26	15.11	524	1.84	-0.06	34
Year ended 3-31-2013	21.50	8.75	246	1.88	0.23	35
Year ended 3-31-2012	19.98	5.84	128	1.92	0.21	37
Year ended 3-31-2011	19.03	14.50	69	1.89	0.43	43
Year ended 3-31-2010	16.69	29.59	42	1.99	0.78	57
Class E Shares[4]						
Year ended 3-31-2014	24.48	16.10	—*	1.00	0.78	34
Year ended 3-31-2013	21.68	10.15	—*	1.03	1.09	35
Year ended 3-31-2012	20.02	6.71	—*	1.05	1.11	37
Year ended 3-31-2011	19.06	15.43	—*	1.10	1.24	43
Year ended 3-31-2010	16.74	30.66	—*	1.12	1.62	57
Class I Shares						
Year ended 3-31-2014	24.36	16.21	211	0.88	0.89	34
Year ended 3-31-2013	21.58	9.82	66	0.92	1.19	35
Year ended 3-31-2012	20.01	6.88	39	0.94	1.17	37
Year ended 3-31-2011	19.04	15.58	18	0.97	1.20	43
Year ended 3-31-2010	16.74	30.93	2	1.00	1.67	57
Class R Shares						
Year ended 3-31-2014	24.37	15.51	4	1.47	0.29	34
Year ended 3-31-2013[5]	21.59	7.09	—*	1.48[6]	0.02[6]	35[7]
Class Y Shares						
Year ended 3-31-2014	24.38	15.91	152	1.13	0.64	34
Year ended 3-31-2013	21.60	9.57	89	1.16	0.96	35
Year ended 3-31-2012	20.03	6.57	70	1.19	0.96	37
Year ended 3-31-2011	19.08	15.29	48	1.22	1.10	43
Year ended 3-31-2010	16.73	30.51	40	1.24	1.52	57

See Accompanying Notes to Financial Statements.

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$13.74	$(0.09)	$ 2.73	$ 2.64	$—	$—	$—
Year ended 3-31-2013	12.68	(0.07)	1.13	1.06	—	—	—
Year ended 3-31-2012	15.11	(0.09)	(2.34)	(2.43)	—	—	—
Year ended 3-31-2011	11.11	(0.07)	4.07	4.00	—	—	—
Year ended 3-31-2010	7.27	(0.04)	3.88	3.84	—	—	—
Class B Shares[4]							
Year ended 3-31-2014	12.98	(0.19)	2.56	2.37	—	—	—
Year ended 3-31-2013	12.08	(0.17)	1.07	0.90	—	—	—
Year ended 3-31-2012	14.52	(0.18)	(2.26)	(2.44)	—	—	—
Year ended 3-31-2011	10.77	(0.17)	3.92	3.75	—	—	—
Year ended 3-31-2010	7.12	(0.14)	3.79	3.65	—	—	—
Class C Shares							
Year ended 3-31-2014	13.12	(0.16)	2.59	2.43	—	—	—
Year ended 3-31-2013	12.19	(0.14)	1.07	0.93	—	—	—
Year ended 3-31-2012	14.62	(0.16)	(2.27)	(2.43)	—	—	—
Year ended 3-31-2011	10.82	(0.15)	3.95	3.80	—	—	—
Year ended 3-31-2010	7.14	(0.12)	3.80	3.68	—	—	—
Class E Shares[5]							
Year ended 3-31-2014	13.92	(0.04)	2.77	2.73	—	—	—
Year ended 3-31-2013	12.81	(0.03)	1.14	1.11	—	—	—
Year ended 3-31-2012	15.22	(0.05)	(2.36)	(2.41)	—	—	—
Year ended 3-31-2011	11.16	(0.04)	4.10	4.06	—	—	—
Year ended 3-31-2010	7.29	(0.02)	3.89	3.87	—	—	—
Class I Shares							
Year ended 3-31-2014	14.03	(0.02)	2.79	2.77	—	—	—
Year ended 3-31-2013	12.90	(0.02)	1.15	1.13	—	—	—
Year ended 3-31-2012	15.31	(0.03)	(2.38)	(2.41)	—	—	—
Year ended 3-31-2011	11.21	(0.03)	4.13	4.10	—	—	—
Year ended 3-31-2010	7.32	(0.01)	3.90	3.89	—	—	—
Class R Shares							
Year ended 3-31-2014	13.74	(0.11)	2.72	2.61	—	—	—
Year ended 3-31-2013[6]	12.26	(0.03)	1.51	1.48	—	—	—
Class Y Shares							
Year ended 3-31-2014	13.86	(0.06)	2.75	2.69	—	—	—
Year ended 3-31-2013	12.77	(0.05)	1.14	1.09	—	—	—
Year ended 3-31-2012	15.20	(0.07)	(2.36)	(2.43)	—	—	—
Year ended 3-31-2011	11.16	(0.06)	4.10	4.04	—	—	—
Year ended 3-31-2010	7.30	(0.04)	3.90	3.86	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) Annualized.

(8) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$16.38	19.13%	$124	1.60%	-0.59%	—%	—%	34%
Year ended 3-31-2013	13.74	8.44	82	1.60	-0.54	1.68	-0.62	30
Year ended 3-31-2012	12.68	-16.08	85	1.60	-0.66	—	—	20
Year ended 3-31-2011	15.11	36.00	101	1.60	-0.59	1.66	-0.65	22
Year ended 3-31-2010	11.11	52.82	63	1.60	-0.42	1.79	-0.61	15
Class B Shares[4]								
Year ended 3-31-2014	15.35	18.26	5	2.38	-1.37	—	—	34
Year ended 3-31-2013	12.98	7.36	4	2.49	-1.43	—	—	30
Year ended 3-31-2012	12.08	-16.74	4	2.41	-1.47	—	—	20
Year ended 3-31-2011	14.52	34.82	5	2.50	-1.49	—	—	22
Year ended 3-31-2010	10.77	51.26	3	2.60	-1.40	2.68	-1.48	15
Class C Shares								
Year ended 3-31-2014	15.55	18.43	30	2.16	-1.15	—	—	34
Year ended 3-31-2013	13.12	7.71	19	2.26	-1.20	—	—	30
Year ended 3-31-2012	12.19	-16.62	20	2.23	-1.30	—	—	20
Year ended 3-31-2011	14.62	35.12	25	2.29	-1.29	—	—	22
Year ended 3-31-2010	10.82	51.54	13	2.38	-1.19	—	—	15
Class E Shares[5]								
Year ended 3-31-2014	16.65	19.53	—*	1.25	-0.25	—	—	34
Year ended 3-31-2013	13.92	8.74	—*	1.31	-0.26	—	—	30
Year ended 3-31-2012	12.81	-15.83	—*	1.30	-0.36	—	—	20
Year ended 3-31-2011	15.22	36.38	—*	1.34	-0.33	—	—	22
Year ended 3-31-2010	11.16	53.09	—*	1.39	-0.19	—	—	15
Class I Shares								
Year ended 3-31-2014	16.80	19.74	14	1.14	-0.12	—	—	34
Year ended 3-31-2013	14.03	8.76	6	1.21	-0.14	—	—	30
Year ended 3-31-2012	12.90	-15.74	5	1.19	-0.26	—	—	20
Year ended 3-31-2011	15.31	36.57	10	1.22	-0.23	—	—	22
Year ended 3-31-2010	11.21	53.14	2	1.24	-0.13	—	—	15
Class R Shares								
Year ended 3-31-2014	16.35	19.00	5	1.72	-0.70	—	—	34
Year ended 3-31-2013[6]	13.74	12.07	—*	1.73[7]	-0.91[7]	—	—	30[8]
Class Y Shares								
Year ended 3-31-2014	16.55	19.41	18	1.39	-0.38	—	—	34
Year ended 3-31-2013	13.86	8.54	8	1.45	-0.39	—	—	30
Year ended 3-31-2012	12.77	-15.99	7	1.45	-0.52	—	—	20
Year ended 3-31-2011	15.20	36.20	9	1.49	-0.48	—	—	22
Year ended 3-31-2010	11.16	52.88	5	1.52	-0.36	—	—	15

See Accompanying Notes to Financial Statements.

IVY GLOBAL NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$17.84	$(0.02)	$ 1.25	$ 1.23	$ —	$—	$ —
Year ended 3-31-2013	17.76	(0.03)	0.14	0.11	(0.03)	—	(0.03)
Year ended 3-31-2012	24.20	(0.01)	(6.43)	(6.44)	—	—	—
Year ended 3-31-2011	18.60	(0.04)	5.64	5.60	—	—	—
Year ended 3-31-2010	11.08	(0.10)	7.62	7.52	—	—	—
Class B Shares[4]							
Year ended 3-31-2014	15.73	(0.15)	1.09	0.94	—	—	—
Year ended 3-31-2013	15.76	(0.14)	0.11	(0.03)	—	—	—
Year ended 3-31-2012	21.65	(0.15)	(5.74)	(5.89)	—	—	—
Year ended 3-31-2011	16.77	(0.18)	5.06	4.88	—	—	—
Year ended 3-31-2010	10.08	(0.21)	6.90	6.69	—	—	—
Class C Shares							
Year ended 3-31-2014	15.31	(0.11)	1.06	0.95	—	—	—
Year ended 3-31-2013	15.31	(0.11)	0.11	0.00	—	—	—
Year ended 3-31-2012	21.00	(0.12)	(5.57)	(5.69)	—	—	—
Year ended 3-31-2011	16.25	(0.15)	4.90	4.75	—	—	—
Year ended 3-31-2010	9.75	(0.18)	6.68	6.50	—	—	—
Class E Shares							
Year ended 3-31-2014	18.06	0.04	1.26	1.30	—	—	—
Year ended 3-31-2013	17.96	0.01	0.15	0.16	(0.06)	—	(0.06)
Year ended 3-31-2012	24.45	0.01	(6.50)	(6.49)	—	—	—
Year ended 3-31-2011	18.76	(0.02)	5.71	5.69	—	—	—
Year ended 3-31-2010	11.16	(0.07)	7.67	7.60	—	—	—
Class I Shares							
Year ended 3-31-2014	18.28	0.07	1.28	1.35	—	—	—
Year ended 3-31-2013	18.19	0.06	0.14	0.20	(0.11)	—	(0.11)
Year ended 3-31-2012	24.69	0.06	(6.56)	(6.50)	—	—	—
Year ended 3-31-2011	18.90	0.02	5.77	5.79	—	—	—
Year ended 3-31-2010	11.22	(0.04)	7.72	7.68	—	—	—
Class R Shares							
Year ended 3-31-2014	17.67	(0.04)	1.24	1.20	—	—	—
Year ended 3-31-2013	17.58	(0.05)	0.14	0.09	—	—	—
Year ended 3-31-2012	24.00	(0.05)	(6.37)	(6.42)	—	—	—
Year ended 3-31-2011	18.47	(0.08)	5.61	5.53	—	—	—
Year ended 3-31-2010	11.02	(0.12)	7.57	7.45	—	—	—
Class Y Shares							
Year ended 3-31-2014	18.10	0.02	1.27	1.29	—	—	—
Year ended 3-31-2013	18.02	0.02	0.13	0.15	(0.07)	—	(0.07)
Year ended 3-31-2012	24.50	0.03	(6.51)	(6.48)	—	—	—
Year ended 3-31-2011	18.79	(0.01)	5.72	5.71	—	—	—
Year ended 3-31-2010	11.17	(0.06)	7.68	7.62	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$19.07	6.90%	$1,008	1.56%	-0.09%	—%	—%	100%
Year ended 3-31-2013	17.84	0.64	1,375	1.52	-0.18	—	—	83
Year ended 3-31-2012	17.76	-26.61	1,770	1.41	-0.07	—	—	84
Year ended 3-31-2011	24.20	30.11	3,095	1.39	-0.22	—	—	105
Year ended 3-31-2010	18.60	67.87	2,822	1.45	-0.58	—	—	112
Class B Shares[4]								
Year ended 3-31-2014	16.67	5.98	40	2.41	-0.95	—	—	100
Year ended 3-31-2013	15.73	-0.19	69	2.33	-0.97	—	—	83
Year ended 3-31-2012	15.76	-27.21	112	2.20	-0.86	—	—	84
Year ended 3-31-2011	21.65	29.10	198	2.21	-1.05	—	—	105
Year ended 3-31-2010	16.77	66.37	186	2.28	-1.39	—	—	112
Class C Shares								
Year ended 3-31-2014	16.26	6.21	291	2.18	-0.72	—	—	100
Year ended 3-31-2013	15.31	0.00*	410	2.13	-0.78	—	—	83
Year ended 3-31-2012	15.31	-27.10	603	2.07	-0.73	—	—	84
Year ended 3-31-2011	21.00	29.23	1,072	2.07	-0.91	—	—	105
Year ended 3-31-2010	16.25	66.67	997	2.13	-1.26	—	—	112
Class E Shares								
Year ended 3-31-2014	19.36	7.20	7	1.27	0.20	2.12	-0.64	100
Year ended 3-31-2013	18.06	0.91	7	1.27	0.05	2.21	-0.89	83
Year ended 3-31-2012	17.96	-26.54	7	1.27	0.06	2.03	-0.69	84
Year ended 3-31-2011	24.45	30.33	9	1.27	-0.12	2.18	-1.03	105
Year ended 3-31-2010	18.76	68.10	6	1.27	-0.40	2.55	-1.68	112
Class I Shares								
Year ended 3-31-2014	19.63	7.39	224	1.08	0.37	—	—	100
Year ended 3-31-2013	18.28	1.14	484	1.05	0.32	—	—	83
Year ended 3-31-2012	18.19	-26.33	1,137	1.02	0.32	—	—	84
Year ended 3-31-2011	24.69	30.64	1,756	1.02	0.12	—	—	105
Year ended 3-31-2010	18.90	68.45	1,074	1.04	-0.21	—	—	112
Class R Shares								
Year ended 3-31-2014	18.87	6.79	43	1.67	-0.20	—	—	100
Year ended 3-31-2013	17.67	0.51	50	1.63	-0.30	—	—	83
Year ended 3-31-2012	17.58	-26.75	66	1.60	-0.26	—	—	84
Year ended 3-31-2011	24.00	29.94	90	1.56	-0.41	—	—	105
Year ended 3-31-2010	18.47	67.60	56	1.57	-0.71	—	—	112
Class Y Shares								
Year ended 3-31-2014	19.39	7.07	88	1.33	0.10	—	—	100
Year ended 3-31-2013	18.10	0.93	186	1.27	0.11	1.29	0.09	83
Year ended 3-31-2012	18.02	-26.45	491	1.20	0.14	1.27	0.07	84
Year ended 3-31-2011	24.50	30.39	799	1.20	-0.04	1.27	-0.11	105
Year ended 3-31-2010	18.79	68.22	667	1.20	-0.36	1.29	-0.45	112

See Accompanying Notes to Financial Statements.

IVY GLOBAL REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Loss on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$10.00	$0.11	$(0.12)	$(0.01)	$(0.16)	$—	$(0.16)
Class B Shares[4]							
Year ended 3-31-2014	10.00	0.00*	(0.12)	(0.12)	(0.09)	—	(0.09)
Class C Shares							
Year ended 3-31-2014	10.00	0.00*	(0.11)	(0.11)	(0.09)	—	(0.09)
Class I Shares							
Year ended 3-31-2014	10.00	0.09	(0.11)	(0.02)	(0.16)	—	(0.16)
Class R Shares							
Year ended 3-31-2014	10.00	0.04	(0.11)	(0.07)	(0.12)	—	(0.12)
Class Y Shares							
Year ended 3-31-2014	10.00	0.11	(0.05)	0.06	(0.17)	—	(0.17)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Performance total returns are considered less than one year from the date, (4-1-13 commencement of operations of each class), on which shares were first acquired by shareholders. Returns for periods of less than one year are cumulative from the date indicated.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Ratio of expenses to average net assets excluding offering cost was 2.40%.

(6) Ratio of expenses to average net assets excluding offering cost was 2.39%.

(7) Ratio of expenses to average net assets excluding offering cost was 1.43%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.99%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$9.83	0.02%	$22	1.51%	1.12%	2.62%	0.01%	36%
Class B Shares[4]								
Year ended 3-31-2014	9.79	-1.16	—*	2.68[5]	-0.02	3.14	-0.48	36
Class C Shares								
Year ended 3-31-2014	9.80	-1.03	1	2.67[6]	0.00	3.12	-0.45	36
Class I Shares								
Year ended 3-31-2014	9.82	-0.13	2	1.71[7]	0.94	2.16	0.49	36
Class R Shares								
Year ended 3-31-2014	9.81	-0.67	—*	2.27[8]	0.38	2.73	-0.08	36
Class Y Shares								
Year ended 3-31-2014	9.89	0.68	1	1.51	1.13	2.37	0.27	36

See Accompanying Notes to Financial Statements.

IVY GLOBAL RISK-MANAGED REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Loss on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$10.00	$0.13	$(0.24)	$(0.11)	$(0.17)	$—	$(0.17)
Class B Shares[4]							
Year ended 3-31-2014	10.00	0.03	(0.23)	(0.20)	(0.10)	—	(0.10)
Class C Shares							
Year ended 3-31-2014	10.00	0.03	(0.23)	(0.20)	(0.10)	—	(0.10)
Class I Shares							
Year ended 3-31-2014	10.00	0.12	(0.24)	(0.12)	(0.16)	—	(0.16)
Class R Shares							
Year ended 3-31-2014	10.00	0.06	(0.24)	(0.18)	(0.12)	—	(0.12)
Class Y Shares							
Year ended 3-31-2014	10.00	0.13	(0.24)	(0.11)	(0.17)	—	(0.17)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Performance total returns are considered less than one year from the date, (4-1-13 commencement of operations of each class), on which shares were first acquired by shareholders. Returns for periods of less than one year are cumulative from the date indicated.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Ratio of expenses to average net assets excluding offering cost was 2.15%.

(6) Ratio of expenses to average net assets excluding offering cost was 1.27%.

(7) Ratio of expenses to average net assets excluding offering cost was 1.88%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$9.72	-1.00%	$20	1.51%	1.39%	2.08%	0.82%	38%
Class B Shares[4]								
Year ended 3-31-2014	9.70	-1.92	1	2.53[5]	0.32	2.58	0.27	38
Class C Shares								
Year ended 3-31-2014	9.70	-1.91	2	2.53[5]	0.33	2.58	0.28	38
Class I Shares								
Year ended 3-31-2014	9.72	-1.09	8	1.65[6]	1.20	1.70	1.15	38
Class R Shares								
Year ended 3-31-2014	9.70	-1.72	2	2.26[7]	0.60	2.31	0.55	38
Class Y Shares								
Year ended 3-31-2014	9.72	-0.98	3	1.50	1.35	1.95	0.90	38

See Accompanying Notes to Financial Statements.

IVY REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$23.73	$ 0.16	$0.69	$0.85	$(0.23)	$—	$(0.23)
Year ended 3-31-2013	21.27	0.16	2.45	2.61	(0.15)	—	(0.15)
Year ended 3-31-2012	19.42	0.09	1.82	1.91	(0.06)	—	(0.06)
Year ended 3-31-2011	15.95	0.03	3.62	3.65	(0.18)	—	(0.18)
Year ended 3-31-2010	8.31	0.19	7.64	7.83	(0.19)	—	(0.19)
Class B Shares[4]							
Year ended 3-31-2014	23.17	(0.06)	0.66	0.60	—	—	—
Year ended 3-31-2013	20.85	(0.06)	2.38	2.32	—	—	—
Year ended 3-31-2012	19.20	(0.12)	1.77	1.65	—	—	—
Year ended 3-31-2011	15.82	(0.17)	3.57	3.40	(0.02)	—	(0.02)
Year ended 3-31-2010	8.24	0.03	7.56	7.59	(0.01)	—	(0.01)
Class C Shares							
Year ended 3-31-2014	23.42	0.00*	0.67	0.67	(0.07)	—	(0.07)
Year ended 3-31-2013	21.00	0.01	2.42	2.43	(0.01)	—	(0.01)
Year ended 3-31-2012	19.27	(0.05)	1.78	1.73	—	—	—
Year ended 3-31-2011	15.86	(0.10)	3.59	3.49	(0.08)	—	(0.08)
Year ended 3-31-2010	8.26	0.09	7.60	7.69	(0.09)	—	(0.09)
Class E Shares							
Year ended 3-31-2014	23.72	0.13	0.70	0.83	(0.20)	—	(0.20)
Year ended 3-31-2013	21.27	0.14	2.46	2.60	(0.15)	—	(0.15)
Year ended 3-31-2012	19.43	0.10	1.81	1.91	(0.07)	—	(0.07)
Year ended 3-31-2011	15.96	0.03	3.63	3.66	(0.19)	—	(0.19)
Year ended 3-31-2010	8.32	0.19	7.70	7.89	(0.25)	—	(0.25)
Class I Shares							
Year ended 3-31-2014	23.85	0.28	0.69	0.97	(0.32)	—	(0.32)
Year ended 3-31-2013	21.37	0.24	2.51	2.75	(0.27)	—	(0.27)
Year ended 3-31-2012	19.52	0.22	1.80	2.02	(0.17)	—	(0.17)
Year ended 3-31-2011	16.00	0.17	3.61	3.78	(0.26)	—	(0.26)
Year ended 3-31-2010	8.34	0.06	7.90	7.96	(0.30)	—	(0.30)
Class R Shares							
Year ended 3-31-2014	23.73	0.15	0.68	0.83	(0.21)	—	(0.21)
Year ended 3-31-2013	21.27	0.15	2.44	2.59	(0.13)	—	(0.13)
Year ended 3-31-2012	19.43	0.09	1.81	1.90	(0.06)	—	(0.06)
Year ended 3-31-2011	15.95	(0.01)	3.68	3.67	(0.19)	—	(0.19)
Year ended 3-31-2010	8.31	0.15	7.73	7.88	(0.24)	—	(0.24)
Class Y Shares							
Year ended 3-31-2014	23.75	0.24	0.68	0.92	(0.28)	—	(0.28)
Year ended 3-31-2013	21.28	0.23	2.45	2.68	(0.21)	—	(0.21)
Year ended 3-31-2012	19.44	0.16	1.81	1.97	(0.13)	—	(0.13)
Year ended 3-31-2011	15.95	0.10	3.62	3.72	(0.23)	—	(0.23)
Year ended 3-31-2010	8.31	0.26	7.66	7.92	(0.28)	—	(0.28)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$24.35	3.65%	$384	1.56%	0.67%	1.66%	0.57%	73%
Year ended 3-31-2013	23.73	12.32	341	1.64	0.71	1.68	0.67	43
Year ended 3-31-2012	21.27	9.88	276	1.73	0.45	—	—	55
Year ended 3-31-2011	19.42	23.00	247	1.79	0.16	—	—	65
Year ended 3-31-2010	15.95	94.78	178	2.09	1.51	—	—	72
Class B Shares[4]								
Year ended 3-31-2014	23.77	2.59	6	2.61	-0.28	2.71	-0.38	73
Year ended 3-31-2013	23.17	11.08	7	2.75	-0.29	2.79	-0.33	43
Year ended 3-31-2012	20.85	8.65	7	2.89	-0.62	—	—	55
Year ended 3-31-2011	19.20	21.51	8	3.01	-0.99	—	—	65
Year ended 3-31-2010	15.82	92.14	7	3.53	0.20	—	—	72
Class C Shares								
Year ended 3-31-2014	24.02	2.90	14	2.27	0.02	2.37	-0.08	73
Year ended 3-31-2013	23.42	11.50	15	2.35	0.03	2.39	-0.01	43
Year ended 3-31-2012	21.00	9.03	12	2.49	-0.28	—	—	55
Year ended 3-31-2011	19.27	22.07	12	2.56	-0.52	—	—	65
Year ended 3-31-2010	15.86	93.33	9	2.88	0.72	—	—	72
Class E Shares								
Year ended 3-31-2014	24.35	3.58	2	1.67	0.54	2.15	0.06	73
Year ended 3-31-2013	23.72	12.27	2	1.67	0.61	2.27	0.01	43
Year ended 3-31-2012	21.27	9.90	1	1.67	0.50	2.36	-0.19	55
Year ended 3-31-2011	19.43	23.12	1	1.67	0.16	2.52	-0.69	65
Year ended 3-31-2010	15.96	95.63	1	1.67	1.57	3.45	-0.21	72
Class I Shares								
Year ended 3-31-2014	24.50	4.20	9	1.02	1.18	1.12	1.08	73
Year ended 3-31-2013	23.85	12.95	7	1.09	1.06	1.12	1.03	43
Year ended 3-31-2012	21.37	10.46	3	1.15	1.15	—	—	55
Year ended 3-31-2011	19.52	23.84	5	1.16	0.97	—	—	65
Year ended 3-31-2010	16.00	96.35	4	1.27	0.34	—	—	72
Class R Shares								
Year ended 3-31-2014	24.35	3.58	1	1.66	0.62	1.76	0.52	73
Year ended 3-31-2013	23.73	12.23	2	1.71	0.69	1.75	0.65	43
Year ended 3-31-2012	21.27	9.84	1	1.73	0.49	—	—	55
Year ended 3-31-2011	19.43	23.17	1	1.70	-0.05	—	—	65
Year ended 3-31-2010	15.95	95.59	—*	1.73	1.27	—	—	72
Class Y Shares								
Year ended 3-31-2014	24.39	3.97	143	1.27	1.03	1.37	0.93	73
Year ended 3-31-2013	23.75	12.63	168	1.34	1.06	1.37	1.03	43
Year ended 3-31-2012	21.28	10.24	149	1.39	0.82	—	—	55
Year ended 3-31-2011	19.44	23.51	150	1.39	0.57	—	—	65
Year ended 3-31-2010	15.95	96.18	109	1.41	2.09	—	—	72

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$39.79	$(0.30)	$14.54	$14.24	$—	$(1.32)	$(1.32)
Year ended 3-31-2013	33.54	(0.27)	6.71	6.44	—	(0.19)	(0.19)
Year ended 3-31-2012	35.09	(0.32)	0.93	0.61	—	(2.16)	(2.16)
Year ended 3-31-2011	29.35	(0.25)	6.39	6.14	—	(0.40)	(0.40)
Year ended 3-31-2010	21.07	(0.07)	8.52	8.45	—	(0.17)	(0.17)
Class B Shares[4]							
Year ended 3-31-2014	34.92	(0.59)	12.72	12.13	—	(1.32)	(1.32)
Year ended 3-31-2013	29.69	(0.48)	5.90	5.42	—	(0.19)	(0.19)
Year ended 3-31-2012	31.58	(0.53)	0.77	0.24	—	(2.13)	(2.13)
Year ended 3-31-2011	26.62	(0.47)	5.75	5.28	—	(0.32)	(0.32)
Year ended 3-31-2010	19.19	(0.31)	7.74	7.43	—	—	—
Class C Shares							
Year ended 3-31-2014	35.99	(0.58)	13.12	12.54	—	(1.32)	(1.32)
Year ended 3-31-2013	30.57	(0.47)	6.08	5.61	—	(0.19)	(0.19)
Year ended 3-31-2012	32.41	(0.51)	0.80	0.29	—	(2.13)	(2.13)
Year ended 3-31-2011	27.29	(0.44)	5.91	5.47	—	(0.35)	(0.35)
Year ended 3-31-2010	19.65	(0.26)	7.93	7.67	—	(0.03)	(0.03)
Class E Shares							
Year ended 3-31-2014	39.74	(0.38)	14.53	14.15	—	(1.32)	(1.32)
Year ended 3-31-2013	33.48	(0.29)	6.74	6.45	—	(0.19)	(0.19)
Year ended 3-31-2012	35.04	(0.33)	0.92	0.59	—	(2.15)	(2.15)
Year ended 3-31-2011	29.33	(0.26)	6.38	6.12	—	(0.41)	(0.41)
Year ended 3-31-2010	21.05	(0.06)	8.52	8.46	—	(0.18)	(0.18)
Class I Shares							
Year ended 3-31-2014	42.72	(0.19)	15.66	15.47	—	(1.32)	(1.32)
Year ended 3-31-2013	35.88	(0.17)	7.20	7.03	—	(0.19)	(0.19)
Year ended 3-31-2012	37.36	(0.23)	1.01	0.78	—	(2.26)	(2.26)
Year ended 3-31-2011	31.16	(0.16)	6.80	6.64	—	(0.44)	(0.44)
Year ended 3-31-2010	22.33	0.01	9.05	9.06	—	(0.23)	(0.23)
Class R Shares							
Year ended 3-31-2014	39.42	(0.46)	14.40	13.94	—	(1.32)	(1.32)
Year ended 3-31-2013	33.32	(0.36)	6.65	6.29	—	(0.19)	(0.19)
Year ended 3-31-2012	34.93	(0.40)	0.92	0.52	—	(2.13)	(2.13)
Year ended 3-31-2011	29.27	(0.32)	6.37	6.05	—	(0.39)	(0.39)
Year ended 3-31-2010	21.02	(0.13)	8.52	8.39	—	(0.14)	(0.14)
Class Y Shares							
Year ended 3-31-2014	41.60	(0.31)	15.23	14.92	—	(1.32)	(1.32)
Year ended 3-31-2013	35.03	(0.26)	7.02	6.76	—	(0.19)	(0.19)
Year ended 3-31-2012	36.54	(0.31)	0.98	0.67	—	(2.18)	(2.18)
Year ended 3-31-2011	30.54	(0.23)	6.65	6.42	—	(0.42)	(0.42)
Year ended 3-31-2010	21.90	(0.04)	8.87	8.83	—	(0.19)	(0.19)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$52.71	35.99%	$1,998	1.26%	-0.63%	—%	—%	35%
Year ended 3-31-2013	39.79	19.28	759	1.37	-0.79	—	—	43
Year ended 3-31-2012	33.54	3.01	549	1.39	-1.02	—	—	51
Year ended 3-31-2011	35.09	21.09	568	1.40	-0.83	—	—	47
Year ended 3-31-2010	29.35	40.13	437	1.50	-0.28	—	—	59
Class B Shares[4]								
Year ended 3-31-2014	45.73	34.91	71	2.04	-1.42	—	—	35
Year ended 3-31-2013	34.92	18.37	40	2.17	-1.59	—	—	43
Year ended 3-31-2012	29.69	2.15	32	2.24	-1.86	—	—	51
Year ended 3-31-2011	31.58	19.98	31	2.29	-1.72	—	—	47
Year ended 3-31-2010	26.62	38.72	24	2.51	-1.29	—	—	59
Class C Shares								
Year ended 3-31-2014	47.21	35.02	776	1.97	-1.34	—	—	35
Year ended 3-31-2013	35.99	18.47	278	2.07	-1.50	—	—	43
Year ended 3-31-2012	30.57	2.25	219	2.13	-1.76	—	—	51
Year ended 3-31-2011	32.41	20.17	230	2.15	-1.58	—	—	47
Year ended 3-31-2010	27.29	39.05	183	2.28	-1.07	—	—	59
Class E Shares								
Year ended 3-31-2014	52.57	35.80	17	1.43	-0.80	1.63	-1.00	35
Year ended 3-31-2013	39.74	19.31	9	1.43	-0.85	1.91	-1.33	43
Year ended 3-31-2012	33.48	3.00	6	1.43	-1.06	2.01	-1.64	51
Year ended 3-31-2011	35.04	21.03	6	1.43	-0.87	2.08	-1.52	47
Year ended 3-31-2010	29.33	40.21	4	1.43	-0.24	2.56	-1.37	59
Class I Shares								
Year ended 3-31-2014	56.87	36.37	1,411	0.99	-0.36	—	—	35
Year ended 3-31-2013	42.72	19.70	322	1.04	-0.46	—	—	43
Year ended 3-31-2012	35.88	3.37	186	1.06	-0.69	—	—	51
Year ended 3-31-2011	37.36	21.48	182	1.07	-0.50	—	—	47
Year ended 3-31-2010	31.16	40.65	122	1.11	0.02	—	—	59
Class R Shares								
Year ended 3-31-2014	52.04	35.56	105	1.59	-0.96	—	—	35
Year ended 3-31-2013	39.42	18.96	56	1.64	-1.07	—	—	43
Year ended 3-31-2012	33.32	2.76	42	1.64	-1.27	—	—	51
Year ended 3-31-2011	34.93	20.83	35	1.61	-1.06	—	—	47
Year ended 3-31-2010	29.27	39.95	19	1.64	-0.48	—	—	59
Class Y Shares								
Year ended 3-31-2014	55.20	36.02	1,043	1.24	-0.61	—	—	35
Year ended 3-31-2013	41.60	19.40	552	1.29	-0.71	—	—	43
Year ended 3-31-2012	35.03	3.10	399	1.30	-0.93	—	—	51
Year ended 3-31-2011	36.54	21.18	445	1.31	-0.74	—	—	47
Year ended 3-31-2010	30.54	40.36	352	1.35	-0.13	—	—	59

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Global Real Estate Fund, Ivy Global Risk-Managed Real Estate Fund, Ivy Real Estate Securities Fund and Ivy Science and Technology Fund (each, a "Fund") are eight series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information. Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B, Class C, Class I, Class Y, and Class R shares. Effective January 1, 2014, the Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Certain Funds may also offer Class E shares. Class E shares are closed for all investments in the Ivy Balanced Fund and Ivy Energy Fund. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge ("CDSC"). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended March 31, 2014, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2009.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates of domestic or foreign corporations, partnerships and other entities ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, LIBOR rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the borrower to repay at its election. The degree to which borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters FDIC receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the Net Asset Value ("NAV") of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to instructions from the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO, the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee and appropriate consultation with the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, Exchange Traded Funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of March 31, 2014, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. Financial Accounting Standards Board ("FASB") Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of March 31, 2014:

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Asset Strategy Fund							
Investments in unaffiliated securities at value*	$ 64,782	$—	$ 64,782	$(37,567)	$(11,031)	$(12,332)	$ 3,852
Unrealized appreciation on forward foreign currency contracts	36,232	—	36,232	(1,791)	(5,248)	(9,503)	19,690
Total	$101,014	$—	$101,014	$(39,358)	$(16,279)	$(21,835)	$23,542

Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Asset Strategy Fund							
Written options at value	$39,358	$—	$39,358	$(39,358)	$—	$ —	$ —
Global Natural Resources Fund							
Unrealized depreciation on forward foreign currency contracts	$ (1,840)	$—	$ (1,840)	$ —	$—	$1,580	$(260)

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2014:

Fund	Type of Risk Exposure	Assets — Statement of Assets & Liabilities Location	Value	Liabilities — Statement of Assets & Liabilities Location	Value
Ivy Asset Strategy Fund	Equity	Investments in unaffiliated securities at value*	$65,508	Written options at value	$39,637
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	36,232		—
Ivy Global Natural Resources Fund	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	1,840

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended March 31, 2014:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Commodity	$ (1,066)	$—	$(211,986)	$ (850)	$ —	$(213,902)
	Equity	146,689	—	(125,657)	183,551	—	204,583
	Foreign currency	—	—	—	—	136,592	136,592
Ivy Global Natural Resources Fund	Commodity	(23,334)	—	—	—	—	(23,334)
	Equity	20,970	—	(32,221)	—	—	(11,251)
	Foreign currency	—	—	—	—	4,499	4,499
Ivy Real Estate Securities Fund	Equity	—	—	—	42	—	42
Ivy Science and Technology Fund	Equity	7,195	—	—	1,561	—	8,756
	Foreign currency	—	—	—	—	2,983	2,983

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended March 31, 2014:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$(48,310)	$—	$ —	$8,071	$ —	$(40,239)
	Foreign currency	—	—	—	—	36,575	36,575
Ivy Global Natural Resources Fund	Commodity	2,905	—	—	—	—	2,905
	Equity	606	—	4,946	—	—	5,552
	Foreign currency	—	—	—	—	(7,226)	(7,226)
Ivy Real Estate Securities Fund	Equity	—	—	—	(3)	—	(3)
Ivy Science and Technology Fund	Foreign currency	—	—	—	—	(2,238)	(2,238)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended March 31, 2014, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy Asset Strategy Fund	$2,747,054	$2,736,231	$136,400	$197,190	$—	$74,873	$30,238
Ivy Global Natural Resources Fund	233,070	232,332	—	188,369	—	60,374	—
Ivy Real Estate Securities Fund ...	—	—	—	—	—	—	4
Ivy Science and Technology Fund	2,558	2,175	—	—	—	2,681	462

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objectives and Strategies

Ivy Asset Strategy Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures, and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized short futures on commodities, as well as on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Fund.

Ivy Global Natural Resources Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to specific sectors or companies, and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures on equity indices and purchased option contracts on individual equity securities. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Real Estate Securities Fund. The Fund's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Fund utilized written options on individual equity securities owned by the Fund.

Ivy Science and Technology Fund. The Fund's objectives in using derivatives during the period included hedging the exposure to foreign currencies of securities held in the Fund and hedging market risk on securities in its portfolio. To achieve the objective of hedging exposure to foreign currencies, the Fund utilized forward contracts. To hedge market risk, the Fund utilized options, both written and purchased, on individual equity securities owned by the Fund and on domestic equity indices.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-13	Options written	Options closed	Options exercised	Options expired	Outstanding at 3-31-14
Ivy Asset Strategy Fund						
Number of Contracts	179,579	4,814,821	(451,526)	(3,738,867)	(549,695)	254,312
Premium Received	$ 49,783	$ 359,460	$(232,435)	$ (1,079)	$(115,483)	$ 60,246
Ivy Real Estate Securities Fund						
Number of Contracts	112	615	—	(67)	(660)	—
Premium Received	$ 11	$ 38	$ —	$ (7)	$ (42)	$ —
Ivy Science and Technology Fund						
Number of Contracts	—	48,231	(41,855)	—	(6,376)	—
Premium Received	$ —	$ 5,315	$ (4,517)	$ —	$ (798)	$ —

6. BASIS FOR CONSOLIDATION OF THE IVY ASSET STRATEGY FUND

Ivy ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Asset Strategy Fund (referred to as "the Fund" in this subsection). Ivy ASF III (SBP), LLC and Ivy ASF, LLC (each a "Company"), collectively "the Companies", Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Fund. Each Subsidiary and Company acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and statement of additional information.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Companies. The consolidated financial statements include the accounts of the Fund and its Subsidiary and the Companies. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and each Company comprising the entire issued share capital of the Subsidiary and each Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and each Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and each Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and each Company.

See the table below for details regarding the structure, incorporation and relationship as of March 31, 2014 of each Subsidiary and Company to the Fund (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy ASF II, Ltd.	1-31-13	4-10-13	$35,595,812	$1,941,909	5.46%
Ivy ASF III (SBP), LLC	4-9-13	4-23-13	35,595,812	818,619	2.30
Ivy ASF, LLC	12-10-12	12-18-12	35,595,812	373,850	1.05

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	Over $3,000M
Ivy Asset Strategy Fund	0.700%	0.700%	0.650%	0.600%	0.550%
Ivy Balanced Fund	0.700	0.700	0.650	0.600	0.550
Ivy Energy Fund	0.850	0.850	0.830	0.800	0.760
Ivy Global Natural Resources Fund	1.000	0.850	0.830	0.800	0.760
Ivy Global Real Estate Fund	0.950	0.950	0.920	0.870	0.840
Ivy Global Risk-Managed Real Estate Fund	0.950	0.950	0.920	0.870	0.840
Ivy Real Estate Securities Fund	0.900	0.900	0.870	0.840	0.800
Ivy Science and Technology Fund	0.850	0.850	0.830	0.800	0.760

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2014.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation ("Mackenzie"), Mackenzie served as subadviser to Ivy Global Natural Resources Fund through July 1, 2013. As a result of the planned retirement of Frederick Sturm as portfolio manager of the subadvised Ivy Global Natural Resources Fund, IICO internalized the management of the Fund effective July 2, 2013. Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Real Estate Securities Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle US"), LaSalle US serves as subadviser to Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all costs applicable of the subadvisers.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.
Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.
Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.
Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the year ended March 31, 2014, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Asset Strategy Fund	$ 4,193	$ 56	$ 1,049	$ 543	$ —	$ 16,529
Ivy Balanced Fund	1,223	5	83	63	—	3,512
Ivy Energy Fund	108	—*	6	3	—	180
Ivy Global Natural Resources Fund	678	4	112	18	—	733
Ivy Global Real Estate Fund	37	—*	—	—*	—	37
Ivy Global Risk-Managed Real Estate Fund	20	—*	—	—	—	20
Ivy Real Estate Securities Fund	429	1	9	2	—	434
Ivy Science and Technology Fund	1,947	13	61	89	—	4,966

** Not shown due to rounding.*

(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2014 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Asset Strategy Fund	Class E	Contractual	8-1-2008	7-31-2014	1.00%	$ 82	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$361	12b-1 Fees and/or Shareholder Servicing
Ivy Balanced Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Energy Fund	Class A	Contractual	8-1-2008	7-31-2014	1.60%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Global Natural Resources Fund	Class E	Contractual	8-1-2008	7-31-2014	1.27%	$ 56	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	12b-1 Fees and/or Shareholder Servicing
Ivy Global Real Estate Fund	All Classes	Contractual	4-1-2013	7-31-2014	N/A	$ 83[1]	Investment Management Fee
	Class A	Contractual	4-1-2013	7-31-2014	1.51%	$ 94	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2014	Not to exceed Class A	$ 2	12b-1 Fees and/or Shareholder Servicing
Ivy Global Risk-Managed Real Estate Fund	All Classes	Contractual	4-1-2013	7-31-2014	N/A	$ 16[1]	Investment Management Fee
	Class A	Contractual	4-1-2013	7-31-2014	1.51%	$ 78	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2014	Not to exceed Class A	$ 11	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Real Estate Securities Fund	All Classes	Contractual	12-3-2012	7-31-2014	N/A	$546[2]	Investment Management Fee
	Class E	Contractual	8-1-2008	7-31-2014	1.67%	$ 7	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Science and Technology Fund	Class E	Contractual	8-1-2008	7-31-2014	1.43%	$ 27	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A

(1) Due to Class A and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) The Fund's investment management fee is being reduced by 0.10% of average daily net assets until July 31, 2014.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2014 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2014 follows:

	3-31-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-14 Share Balance	3-31-14 Value
Ivy Asset Strategy Fund							
Apollo Global Management, LLC[2]	7,863	$ —	$ 41,606	$ 43,425	$ —	—	N/A
Carlyle Group L.P. (The)[1][2]	4,846	—	101,176	48,795	—	—	N/A
Galaxy Entertainment Group	255,009	11,405	103,705	79,474	—	229,601	$1,996,594
Legend Pictures LLC	190	—	—	—	—	190	373,844
Media Group Holdings LLC	—	818,617	—	—	—	381	818,617
Wynn Resorts Ltd.	9,492	—	230,770	312,699	45,422	5,551	1,233,141
				$484,393	$45,422		$4,422,196

	3-31-13 Principal Balance				Interest Received	3-31-14 Principal Balance	
Legendary Pictures Funding LLC and Legendary Finance, Inc., 8.000%, 3-15-18	$351,700	$ —	$ —	$ —	$28,292	$351,700	$ 351,700

	3-31-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-14 Share Balance	3-31-14 Value
Ivy Science and Technology Fund							
Acxiom Corporation[1]	3,168	$ 41,971	$ —	$ —	$ —	4,710	$ 161,986
BioAmber, Inc.[1]	N/A	1,487	—	—	—	1,352	15,468
Euronet Worldwide, Inc.[1]	1,810	68,889	—	—	—	3,387	140,845
iGATE Corp.[1]	1,358	79,050	—	—	—	4,341	136,921
Nanometrics, Inc.[1]	673	12,984	—	—	—	1,438	25,849
Photronics, Inc.[1]	1,983	10,072	—	—	—	3,231	27,562
Silver Spring Networks, Inc.[1]	440	79,713	—	—	—	4,810	83,593
Volcano Corp.[1]	1,115	43,501	—	—	—	3,192	62,920
WNS (Holdings) Ltd. ADR[1]	2,114	72,663	—	—	—	5,625	101,251
				$ —	$ —		$ 756,395

* Not shown due to rounding.

(1) No dividends were paid during the preceding 12 months.

(2) No longer affiliated as March 31, 2014.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2014, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Asset Strategy Fund	$ —	$19,504,129	$ 792	$15,435,977
Ivy Balanced Fund	34,186	1,157,665	5,718	412,949
Ivy Energy Fund	—	97,989	—	51,195
Ivy Global Natural Resources Fund	—	1,887,989	—	2,731,585
Ivy Global Real Estate Fund	—	31,858	—	6,683
Ivy Global Risk-Managed Real Estate Fund	—	47,954	—	11,645
Ivy Real Estate Securities Fund	—	404,181	—	388,165
Ivy Science and Technology Fund	—	3,349,197	—	1,172,941

10. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund.

Transactions in shares of beneficial interest were as follows:

	Ivy Asset Strategy Fund				Ivy Balanced Fund			
	Year ended 3-31-14		Year ended 3-31-13		Year ended 3-31-14		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	77,215	$ 2,309,512	59,356	$ 1,511,047	21,491	$ 496,715	10,750	$219,142
Class B	2,100	58,879	2,986	72,878	1,091	24,765	1,115	22,410
Class C	50,077	1,458,935	37,463	927,770	11,836	272,313	6,169	124,947
Class E	409	12,210	395	10,060	—	—	7	134
Class I	149,067	4,492,790	115,146	2,970,410	6,506	150,951	2,191	44,569
Class R	1,885	55,805	1,688	42,599	179	4,271	12	250
Class Y	14,825	444,314	12,220	310,190	3,247	75,937	2,158	43,417
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,278	39,548	6,676	169,910	770	18,009	204	4,088
Class B	2	59	312	7,728	47	1,094	15	304
Class C	62	1,862	3,445	85,567	304	7,092	73	1,460
Class E	10	321	52	1,329	—*	5	—	—
Class I	1,508	47,035	5,979	153,252	149	3,486	26	529
Class R	10	302	75	1,900	1	31	—	—
Class Y	192	5,949	1,002	25,557	126	2,955	58	1,154
Shares redeemed:								
Class A	(63,367)	(1,857,767)	(90,813)	(2,277,463)	(5,306)	(123,386)	(2,749)	(55,865)
Class B	(3,752)	(107,194)	(4,355)	(105,681)	(308)	(7,104)	(256)	(5,141)
Class C	(44,308)	(1,263,248)	(65,934)	(1,605,676)	(1,995)	(46,197)	(1,227)	(24,685)
Class E	(228)	(6,765)	(262)	(6,593)	—	—	(7)	(131)
Class I	(81,707)	(2,433,058)	(84,570)	(2,145,764)	(1,059)	(24,795)	(1,082)	(21,804)
Class R	(1,341)	(38,906)	(1,199)	(30,092)	(33)	(751)	—*	—*
Class Y	(10,226)	(301,983)	(15,908)	(404,785)	(1,251)	(28,978)	(1,575)	(32,002)
Net increase (decrease)	**93,711**	**$ 2,918,600**	**(16,246)**	**$ (285,857)**	**35,795**	**$ 826,413**	**15,882**	**$322,776**

Not shown due to rounding.

| | Ivy Energy Fund | | | | Ivy Global Natural Resources Fund | | | |
| | Year ended 3-31-14 | | Year ended 3-31-13 | | Year ended 3-31-14 | | Year ended 3-31-13 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,770	$ 55,011	1,987	$ 24,343	7,105	$ 124,963	12,987	$ 216,722
Class B	66	922	66	764	80	1,228	239	3,520
Class C	852	11,867	316	3,749	828	12,463	1,662	23,909
Class E	—	—	10	123	51	920	64	1,089
Class I	735	11,287	339	4,284	3,074	55,588	9,794	170,918
Class R	292	4,452	41	529	447	7,789	724	11,953
Class Y	1,057	16,026	412	5,112	927	16,459	3,441	57,913
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	—	—	146	2,402
Class B	—	—	—	—	—	—	—	—
Class C	—	—	—	—	—	—	—	—
Class E	—	—	—	—	—	—	1	22
Class I	—	—	—	—	—	—	122	2,059
Class R	—	—	—	—	—	—	—	—
Class Y	—	—	—	—	—	—	55	913
Shares redeemed:								
Class A	(2,047)	(30,275)	(2,762)	(33,587)	(31,349)	(550,725)	(35,684)	(595,908)
Class B	(69)	(967)	(91)	(1,052)	(2,026)	(31,165)	(2,937)	(43,628)
Class C	(398)	(5,501)	(542)	(6,257)	(9,749)	(146,779)	(14,246)	(204,042)
Class E	—	—	(10)	(115)	(67)	(1,205)	(79)	(1,355)
Class I	(364)	(5,557)	(279)	(3,452)	(18,133)	(321,832)	(45,904)	(786,039)
Class R	(31)	(451)	(20)	(278)	(1,010)	(17,588)	(1,662)	(27,485)
Class Y	(542)	(8,114)	(324)	(4,029)	(6,679)	(120,590)	(20,519)	(347,616)
Net increase (decrease)	3,321	$ 48,700	(857)	$ (9,866)	(56,501)	$(970,474)	(91,796)	$(1,514,653)

	Ivy Global Real Estate Fund		Ivy Global Risk-Managed Real Estate Fund		Ivy Real Estate Securities Fund			
	Year ended 3-31-14		Year ended 3-31-14		Year ended 3-31-14		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,636	$26,145	3,181	$ 31,958	6,193	$ 145,286	4,703	$104,809
Class B	45	460	201	2,066	46	1,073	85	1,845
Class C	103	1,065	417	4,286	151	3,531	225	4,908
Class E	N/A	N/A	N/A	N/A	21	492	26	574
Class I	393	4,047	1,716	17,642	194	4,574	195	4,393
Class R	80	828	400	4,111	22	504	52	1,159
Class Y	121	1,250	600	6,165	564	13,518	1,239	27,593
Shares issued in reinvestment of distributions to shareholders:								
Class A	31	284	16	145	153	3,426	89	1,951
Class B	—	—	—	—	—	—	—	—
Class C	—*	1	—*	2	2	42	—*	4
Class E	N/A	N/A	N/A	N/A	1	17	—*	9
Class I	1	6	—*	1	5	101	2	56
Class R	—	—	—	—	1	10	—*	8
Class Y	—	—	—	—	81	1,825	68	1,497
Shares redeemed:								
Class A	(438)	(4,406)	(1,156)	(11,868)	(4,994)	(116,173)	(3,277)	(72,501)
Class B	(22)	(229)	(100)	(1,067)	(104)	(2,362)	(135)	(2,898)
Class C	(49)	(513)	(203)	(2,137)	(209)	(4,763)	(165)	(3,584)
Class E	N/A	N/A	N/A	N/A	(12)	(270)	(8)	(176)
Class I	(183)	(1,941)	(853)	(9,016)	(138)	(3,220)	(71)	(1,609)
Class R	(40)	(426)	(200)	(2,112)	(40)	(976)	(41)	(916)
Class Y	(60)	(641)	(300)	(3,168)	(1,854)	(43,225)	(1,266)	(27,900)
Net increase	2,618	$25,930	3,719	$ 37,008	83	$ 3,410	1,721	$ 39,222

* Not shown due to rounding.

	Ivy Science and Technology Fund			
	Year ended 3-31-14		Year ended 3-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	24,002	$1,148,654	7,564	$ 266,910
Class B	634	25,486	285	8,774
Class C	9,859	427,653	1,852	59,917
Class E	94	4,441	66	2,289
Class I	20,813	1,070,132	4,241	160,625
Class R	1,054	49,563	656	22,480
Class Y	10,240	509,037	5,598	204,761
Shares issued in reinvestment of distributions to shareholders:				
Class A	747	37,078	84	2,913
Class B	40	1,712	6	172
Class C	302	13,459	34	1,068
Class E	8	375	1	41
Class I	356	19,038	24	912
Class R	44	2,161	7	227
Class Y	406	21,086	57	2,088
Shares redeemed:				
Class A	(5,918)	(282,005)	(4,933)	(168,755)
Class B	(262)	(10,866)	(226)	(6,780)
Class C	(1,439)	(62,159)	(1,322)	(41,084)
Class E	(20)	(934)	(25)	(850)
Class I	(3,901)	(204,694)	(1,910)	(69,844)
Class R	(497)	(23,558)	(503)	(16,977)
Class Y	(5,023)	(255,286)	(3,786)	(134,447)
Net increase	51,539	$2,490,373	7,770	$ 294,440

11. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2014 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Asset Strategy Fund	$27,698,737	$8,324,468	$518,296	$7,806,172
Ivy Balanced Fund	1,542,745	275,915	4,753	271,162
Ivy Energy Fund	140,352	60,336	1,255	59,081
Ivy Global Natural Resources Fund	1,372,360	368,048	59,088	308,960
Ivy Global Real Estate Fund	25,699	762	960	(198)
Ivy Global Risk-Managed Real Estate Fund	36,244	1,130	1,760	(630)
Ivy Real Estate Securities Fund	427,739	133,157	93	133,064
Ivy Science and Technology Fund	3,946,332	1,525,257	46,752	1,478,505

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2014 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Asset Strategy Fund	$ 129,692	$122,652	$ —	$752,382	$ —	$ —	$ —
Ivy Balanced Fund	11,595	3,405	26,052	17,523	—	—	—
Ivy Energy Fund	—	—	—	—	—	375	413
Ivy Global Natural Resources Fund	—	—	—	—	—	15,796	—
Ivy Global Real Estate Fund	367	70	—	38	—	—	—
Ivy Global Risk-Managed Real Estate Fund	531	150	—	—	—	—	—
Ivy Real Estate Securities Fund	5,500	384	—	1,376	—	—	—
Ivy Science and Technology Fund	—	—	108,849	78,164	—	—	10,029

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2014 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a RIC during the year ended March 31, 2014:

Fund	Pre-Enactment				Post-Enactment	
	2015	2016	2017	2018	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Asset Strategy Fund	$—	$—	$—	$ —	$ —	$ —
Ivy Balanced Fund	—	—	—	—	—	—
Ivy Energy Fund	—	—	—	6,022	—	—
Ivy Global Natural Resources Fund	—	—	—	1,529,206	242,312	309,131
Ivy Global Real Estate Fund	—	—	—	—	—	—
Ivy Global Risk-Managed Real Estate Fund	—	—	—	—	283	—
Ivy Real Estate Securities Fund	—	—	—	—	—	—
Ivy Science and Technology Fund	—	—	—	—	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers.

At March 31, 2014, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital
Ivy Asset Strategy Fund	$ 1,734	$212,377	$(214,111)
Ivy Balanced Fund	—*	3	(3)
Ivy Energy Fund	717	300	(1,017)
Ivy Global Natural Resources Fund	11,621	79	(11,700)
Ivy Global Real Estate Fund	111	(9)	(102)
Ivy Global Risk-Managed Real Estate Fund	93	11	(104)
Ivy Real Estate Securities Fund	4	(4)	—
Ivy Science and Technology Fund	19,290	(10,817)	(8,473)

* Not shown due to rounding.

To the Shareholders and Board of Trustees of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Global Real Estate Fund, Ivy Global Risk-Managed Real Estate Fund, Ivy Real Estate Securities Fund, and Ivy Science and Technology Fund, eight of the thirty-two funds constituting Ivy Funds (the "Funds"), as of March 31, 2014, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended (as to Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund, for the year then ended), and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2014, by correspondence with the custodian, agent banks, and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of March 31, 2014, the results of their operations, the changes in their net assets, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
May 21, 2014

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2014:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Asset Strategy Fund	$129,692,266	$129,692,266
Ivy Balanced Fund	11,595,313	11,595,313
Ivy Energy Fund	—	—
Ivy Global Natural Resources Fund	—	—
Ivy Global Real Estate Fund	—	—
Ivy Global Risk-Managed Real Estate Fund	—	—
Ivy Real Estate Securities Fund	—	—
Ivy Science and Technology Fund	—	—

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Asset Strategy Fund	$ —
Ivy Balanced Fund	26,051,601
Ivy Energy Fund	—
Ivy Global Natural Resources Fund	—
Ivy Global Real Estate Fund	—
Ivy Global Risk-Managed Real Estate Fund	—
Ivy Real Estate Securities Fund	—
Ivy Science and Technology Fund	108,849,299

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The Trust is governed by the Board of Trustees (the Board). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds, the Ivy High Income Opportunities Fund (a closed-end fund) (IVH) and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Funds Variable Insurance Portfolios (29 funds) and InvestEd Portfolios (3 funds). Jarold W. Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Advisors Fund Complex. Each member of the Board is also a member of the Board of Trustees of IVH.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Trustees of Ivy Funds.

A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1979 to present)	84	Director of Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director of Guaranty, Inc. (financial services) (1985 to present); Member of Kansas Board of Regents (2007 to 2011); Audit Committee Chairperson, Kansas Bioscience Authority (2009 to present); Member of Kansas Foundation for Medical Care (until 2011); Trustee of Advisors Fund Complex (52 portfolios overseen); Trustee of IVH
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2008	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Premium Gold Foods (2006 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Member/Secretary, The Metochoi Group LLC (1999 to present)	32	Trustee of IVH

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2008 2008	Dean of the College of Law, Vice President, University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC, (commercial enterprise investments) (1998 to present)	84	Director and Investor, Valliance Bank (2004 to present); Director, Graymark HealthCare (2008 to present); Trustee, the Mewbourne Family Support Organization (2003 to present) (non-profit); Director/Trustee, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Trustee of Advisors Fund Complex (52 portfolios overseen); Trustee of IVH
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2008	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Co-owner and Vice President of the Board, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (hunting, fishing, outdoor recreation, lodging and corporate retreats) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm, emphasis on finance, securities, mergers and acquisitions law) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989)	32	Director, Thomas Foundation for Cancer Research (2005 to present); Trustee of IVH
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	2008	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present)	84	Trustee of Advisors Fund Complex (52 portfolios overseen); Trustee of IVH
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2008	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	32	Director of Executive Board, Cox Business School, Southern Methodist University (1998 to present); Lead Director of Northwestern Mutual Funds (2003 to present); Director, d-bx Target Date Funds (2007 to present); Chairman, CTMG, Inc. (clinical testing) (2008 to present); Trustee of IVH
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2008	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992)	32	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to present); Trustee of IVH

Interested Trustees

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including each Fund's investment manager, IICO, each Fund's principal underwriter, IFDI, and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/ Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds In Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	2008 2008	Chairman of WDR (January 2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of IICO (2002 to present); President, CEO and Chairman of Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex	84	Director of WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park KS 66202 1964	Vice President Secretary	2008 2008	2006 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present)
Joseph W. Kauten 6300 Lamar Avenue Overland Park KS 66202 1969	Vice President Treasurer Principal Accounting Officer Principal Financial Officer	2008 2008 2008 2008	2006 2006 2006 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006)
Scott J. Schneider 6300 Lamar Avenue Overland Park KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	2006 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex
Wendy J. Hills 6300 Lamar Avenue Overland Park KS 66202 1970	Vice President General Counsel Assistant Secretary	2014 2014 2014	2014 2014 2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2014 to present)
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present)

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

The following privacy notice is issued by Ivy Funds (the Funds), Ivy Investment Management Company (IICO) and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed International Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund

Ivy Global Risk-Managed Real Estate Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

Annual Report

March 31, 2014

Ivy Funds

Ivy Bond Fund

Ivy Core Equity Fund

Ivy Cundill Global Value Fund

Ivy Dividend Opportunities Fund

Ivy Emerging Markets Equity Fund

Ivy European Opportunities Fund

Ivy Global Bond Fund

Ivy Global Equity Income Fund

Ivy Global Income Allocation Fund

Ivy High Income Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Large Cap Growth Fund

Ivy Limited-Term Bond Fund

Ivy Managed International Opportunities Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund



IVY FUNDS®

THE WORLD COVERED℠

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

The fiscal year proved to be a strong period for equities. The broad market indexes finished the fiscal year near record highs with the S&P 500 Index closing approximately 20% higher. As we entered 2014, the equity market became a bit more volatile, but for the bulk of the period returns were positive. Over the period, for the first time since the 2008 downturn, we saw money flow from bonds to equities rather than vice versa — driving equity market performance. On the other hand, fixed-income markets were challenged amid Federal Reserve policy uncertainty and concerns surrounding inflation and economic growth. Bonds appear relatively expensive generally. The benchmark 10-year Treasury ended the fiscal year yielding 2.73%, compared with 1.87% at the start of the year. As yields increased, prices decreased, resulting in a negative return on the 10-year Treasury of 3.8%.

Given the uncertain environment that has become the norm in recent years, we are now at a point where some have begun to express concern about equity valuations. Although we believe any major concern about valuations is misguided, we also recognize there are challenges ahead. While we see a positive environment for equities, the process of interest rate normalization has begun and will continue to have an impact on markets. The implementation of the Affordable Care Act also has the potential to present challenges that we believe may influence both hiring and consumer spending. Overall, however, we believe the U.S. economic recovery will move ahead at a moderate pace. As the Federal Reserve winds down its bond buying program, and if the economy normalizes over the coming year, we are likely to see interest rates rise.

Internationally, headwinds continue to varying degrees in China, Japan and Europe, while tensions remain high in the Middle East. We remain relatively cautious on emerging markets as negative current accounts, dwindling foreign investment flows and decreases in commodity prices will likely stunt growth. We will continue to closely monitor these events and others as the year unfolds with an eye on the risks, and opportunities, that they present.

Economic Snapshot

	03/31/14	03/31/13
S&P 500 Index	1,872.34	1,569.19
MSCI EAFE Index	1,915.69	1,674.30
10-Year Treasury Yield	2.73%	1.87%
U.S. unemployment rate	6.7%	7.5%
30-year fixed mortgage rate	4.65%	3.89%
Oil price per barrel	$ 101.58	$ 97.23

Sources: Bloomberg, U.S. Department of Labor, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership, and encourage you to maintain a focus on your long-term financial goals.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

ILLUSTRATION OF FUND EXPENSES
Ivy Funds

(UNAUDITED)

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2014.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	
Ivy Bond Fund							
Class A	$1,000	$1,025.70	$ 5.27	$1,000	$1,019.75	$ 5.25	1.04%
Class B**	$1,000	$1,021.00	$10.00	$1,000	$1,015.08	$ 9.97	1.98%
Class C	$1,000	$1,021.60	$ 9.30	$1,000	$1,015.71	$ 9.27	1.85%
Class E	$1,000	$1,025.20	$ 5.77	$1,000	$1,019.24	$ 5.75	1.14%
Class I	$1,000	$1,027.30	$ 3.65	$1,000	$1,021.34	$ 3.64	0.72%
Class R	$1,000	$1,024.20	$ 6.78	$1,000	$1,018.23	$ 6.76	1.34%
Class Y	$1,000	$1,026.00	$ 4.96	$1,000	$1,020.01	$ 4.95	0.99%
Ivy Core Equity Fund							
Class A	$1,000	$1,108.90	$ 6.01	$1,000	$1,019.19	$ 5.75	1.15%
Class B**	$1,000	$1,103.60	$11.15	$1,000	$1,014.32	$10.68	2.13%
Class C	$1,000	$1,104.70	$10.21	$1,000	$1,015.28	$ 9.77	1.94%
Class E	$1,000	$1,107.80	$ 7.06	$1,000	$1,018.19	$ 6.76	1.35%
Class I	$1,000	$1,111.00	$ 4.43	$1,000	$1,020.73	$ 4.24	0.84%
Class R	$1,000	$1,107.30	$ 8.01	$1,000	$1,017.36	$ 7.67	1.52%
Class Y	$1,000	$1,110.50	$ 4.43	$1,000	$1,020.73	$ 4.24	0.84%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	
Ivy Cundill Global Value Fund							
Class A	$1,000	$1,061.50	$ 8.14	$1,000	$1,017.00	$ 7.97	1.59%
Class B**	$1,000	$1,055.60	$13.57	$1,000	$1,011.75	$13.28	2.64%
Class C	$1,000	$1,058.40	$11.22	$1,000	$1,014.01	$10.98	2.19%
Class E	$1,000	$1,061.30	$ 8.25	$1,000	$1,016.95	$ 8.07	1.59%
Class I	$1,000	$1,063.70	$ 5.78	$1,000	$1,019.36	$ 5.65	1.12%
Class R	$1,000	$1,061.10	$ 8.86	$1,000	$1,016.38	$ 8.67	1.72%
Class Y	$1,000	$1,063.10	$ 7.01	$1,000	$1,018.11	$ 6.86	1.37%
Ivy Dividend Opportunities Fund							
Class A	$1,000	$1,117.80	$ 6.67	$1,000	$1,018.66	$ 6.36	1.26%
Class B**	$1,000	$1,113.80	$10.67	$1,000	$1,014.85	$10.17	2.02%
Class C	$1,000	$1,114.20	$10.15	$1,000	$1,015.38	$ 9.67	1.92%
Class E	$1,000	$1,117.00	$ 7.20	$1,000	$1,018.10	$ 6.86	1.37%
Class I	$1,000	$1,119.80	$ 4.88	$1,000	$1,020.28	$ 4.65	0.93%
Class R	$1,000	$1,116.50	$ 8.15	$1,000	$1,017.27	$ 7.77	1.54%
Class Y	$1,000	$1,118.00	$ 6.25	$1,000	$1,019.02	$ 5.96	1.18%
Ivy Emerging Markets Equity Fund							
Class A	$1,000	$1,086.40	$ 8.97	$1,000	$1,016.34	$ 8.67	1.72%
Class B**	$1,000	$1,079.30	$15.49	$1,000	$1,010.04	$14.97	2.99%
Class C	$1,000	$1,082.30	$12.39	$1,000	$1,013.03	$11.98	2.39%
Class E***	$1,000	$1,088.80	$ 7.10	$1,000	$1,018.18	$ 6.86	1.35%
Class I	$1,000	$1,089.80	$ 6.37	$1,000	$1,018.79	$ 6.16	1.23%
Class R	$1,000	$1,085.90	$ 9.60	$1,000	$1,015.78	$ 9.27	1.84%
Class Y	$1,000	$1,088.00	$ 7.73	$1,000	$1,017.56	$ 7.46	1.48%
Ivy European Opportunities Fund							
Class A	$1,000	$1,111.10	$ 9.08	$1,000	$1,016.29	$ 8.67	1.73%
Class B**	$1,000	$1,104.60	$15.05	$1,000	$1,010.65	$14.38	2.86%
Class C	$1,000	$1,107.40	$12.22	$1,000	$1,013.34	$11.68	2.32%
Class E***	$1,000	$1,113.00	$ 6.97	$1,000	$1,018.38	$ 6.66	1.31%
Class I	$1,000	$1,113.80	$ 6.24	$1,000	$1,019.06	$ 5.96	1.18%
Class R	$1,000	$1,110.20	$ 9.39	$1,000	$1,016.03	$ 8.97	1.78%
Class Y	$1,000	$1,112.00	$ 7.60	$1,000	$1,017.69	$ 7.26	1.45%
Ivy Global Bond Fund							
Class A	$1,000	$1,025.40	$ 4.96	$1,000	$1,019.99	$ 4.95	0.99%
Class B**	$1,000	$1,022.60	$ 8.80	$1,000	$1,016.26	$ 8.77	1.74%
Class C	$1,000	$1,021.50	$ 8.79	$1,000	$1,016.26	$ 8.77	1.74%
Class I	$1,000	$1,026.70	$ 3.75	$1,000	$1,021.23	$ 3.74	0.74%
Class R	$1,000	$1,023.80	$ 7.49	$1,000	$1,017.54	$ 7.46	1.48%
Class Y	$1,000	$1,026.40	$ 5.07	$1,000	$1,019.97	$ 5.05	0.99%

See footnotes on page 9.

Ivy Funds

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	
Ivy Global Equity Income Fund							
Class A	$1,000	$1,081.90	$ 6.77	$1,000	$1,018.45	$ 6.56	1.30%
Class B**	$1,000	$1,078.30	$10.50	$1,000	$1,014.86	$10.18	2.02%
Class C	$1,000	$1,078.00	$10.29	$1,000	$1,015.04	$ 9.97	1.98%
Class I	$1,000	$1,083.80	$ 4.90	$1,000	$1,020.27	$ 4.75	0.93%
Class R	$1,000	$1,080.00	$ 8.32	$1,000	$1,016.92	$ 8.07	1.61%
Class Y	$1,000	$1,082.50	$ 6.14	$1,000	$1,019.03	$ 5.96	1.18%
Ivy Global Income Allocation Fund							
Class A	$1,000	$1,068.70	$ 7.65	$1,000	$1,017.52	$ 7.46	1.49%
Class B**	$1,000	$1,063.70	$11.97	$1,000	$1,013.34	$11.68	2.32%
Class C	$1,000	$1,065.50	$10.74	$1,000	$1,014.50	$10.48	2.09%
Class E	$1,000	$1,068.20	$ 7.45	$1,000	$1,017.77	$ 7.26	1.44%
Class I	$1,000	$1,070.40	$ 5.28	$1,000	$1,019.83	$ 5.15	1.02%
Class R	$1,000	$1,067.10	$ 8.37	$1,000	$1,016.78	$ 8.17	1.63%
Class Y	$1,000	$1,069.40	$ 6.62	$1,000	$1,018.56	$ 6.46	1.28%
Ivy High Income Fund							
Class A	$1,000	$1,062.30	$ 4.74	$1,000	$1,020.30	$ 4.65	0.93%
Class B**	$1,000	$1,058.40	$ 8.54	$1,000	$1,016.62	$ 8.37	1.67%
Class C	$1,000	$1,058.60	$ 8.34	$1,000	$1,016.82	$ 8.17	1.63%
Class E	$1,000	$1,060.80	$ 6.18	$1,000	$1,018.96	$ 6.06	1.20%
Class I	$1,000	$1,063.70	$ 3.51	$1,000	$1,021.53	$ 3.44	0.68%
Class R	$1,000	$1,060.60	$ 6.59	$1,000	$1,018.52	$ 6.46	1.28%
Class Y	$1,000	$1,062.30	$ 4.74	$1,000	$1,020.30	$ 4.65	0.93%
Ivy International Core Equity Fund							
Class A	$1,000	$1,088.30	$ 7.94	$1,000	$1,017.34	$ 7.67	1.52%
Class B**	$1,000	$1,085.00	$12.09	$1,000	$1,013.37	$11.68	2.32%
Class C	$1,000	$1,085.30	$11.36	$1,000	$1,014.02	$10.98	2.19%
Class E	$1,000	$1,088.00	$ 8.67	$1,000	$1,016.62	$ 8.37	1.67%
Class I	$1,000	$1,091.00	$ 5.85	$1,000	$1,019.29	$ 5.65	1.13%
Class R	$1,000	$1,087.40	$12.00	$1,000	$1,013.47	$11.58	2.30%
Class Y	$1,000	$1,089.60	$ 7.31	$1,000	$1,017.94	$ 7.06	1.40%
Ivy International Growth Fund							
Class A	$1,000	$1,086.60	$ 7.72	$1,000	$1,017.58	$ 7.47	1.47%
Class B**	$1,000	$1,081.30	$12.59	$1,000	$1,012.88	$12.18	2.42%
Class C	$1,000	$1,082.20	$11.76	$1,000	$1,013.65	$11.38	2.26%
Class E***	$1,000	$1,087.90	$ 6.26	$1,000	$1,018.95	$ 6.06	1.20%
Class I	$1,000	$1,088.60	$ 5.74	$1,000	$1,019.46	$ 5.55	1.10%
Class R	$1,000	$1,085.30	$ 8.86	$1,000	$1,016.48	$ 8.57	1.70%
Class Y	$1,000	$1,087.00	$ 7.10	$1,000	$1,018.14	$ 6.86	1.36%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	
Ivy Large Cap Growth Fund							
Class A	$1,000	$1,110.50	$ 6.01	$1,000	$1,019.19	$ 5.75	1.15%
Class B**	$1,000	$1,105.90	$10.53	$1,000	$1,014.89	$10.07	2.01%
Class C	$1,000	$1,106.20	$ 9.90	$1,000	$1,015.57	$ 9.47	1.88%
Class E	$1,000	$1,110.00	$ 6.01	$1,000	$1,019.19	$ 5.75	1.15%
Class I	$1,000	$1,112.20	$ 4.65	$1,000	$1,020.53	$ 4.45	0.88%
Class R	$1,000	$1,108.40	$ 7.70	$1,000	$1,017.60	$ 7.36	1.47%
Class Y	$1,000	$1,110.60	$ 5.59	$1,000	$1,019.64	$ 5.35	1.06%
Ivy Limited-Term Bond Fund							
Class A	$1,000	$1,008.70	$ 4.42	$1,000	$1,020.49	$ 4.45	0.89%
Class B**	$1,000	$1,004.30	$ 8.92	$1,000	$1,016.07	$ 8.97	1.78%
Class C	$1,000	$1,005.00	$ 8.12	$1,000	$1,016.80	$ 8.17	1.63%
Class E	$1,000	$1,008.10	$ 5.02	$1,000	$1,019.94	$ 5.05	1.00%
Class I	$1,000	$1,009.90	$ 3.22	$1,000	$1,021.75	$ 3.23	0.64%
Class R	$1,000	$1,007.00	$ 6.22	$1,000	$1,018.77	$ 6.26	1.24%
Class Y	$1,000	$1,008.70	$ 4.42	$1,000	$1,020.49	$ 4.45	0.89%
Ivy Managed International Opportunities Fund[3]							
Class A	$1,000	$1,087.60	$ 2.51	$1,000	$1,022.56	$ 2.43	0.48%
Class B**	$1,000	$1,083.80	$ 7.19	$1,000	$1,018.05	$ 6.96	1.38%
Class C	$1,000	$1,084.40	$ 6.46	$1,000	$1,018.69	$ 6.26	1.25%
Class E***	$1,000	$1,088.20	$ 2.09	$1,000	$1,022.94	$ 2.02	0.40%
Class I	$1,000	$1,086.20	$ 0.83	$1,000	$1,024.16	$ 0.81	0.15%
Class R	$1,000	$1,085.50	$ 3.23	$1,000	$1,021.79	$ 3.13	0.63%
Class Y	$1,000	$1,088.40	$ 2.09	$1,000	$1,022.92	$ 2.02	0.40%
Ivy Micro Cap Growth Fund							
Class A	$1,000	$1,164.90	$ 8.66	$1,000	$1,016.95	$ 8.07	1.60%
Class B**	$1,000	$1,160.20	$13.39	$1,000	$1,012.53	$12.48	2.49%
Class C	$1,000	$1,160.90	$12.43	$1,000	$1,013.45	$11.58	2.30%
Class I	$1,000	$1,167.10	$ 6.50	$1,000	$1,018.89	$ 6.06	1.21%
Class R	$1,000	$1,163.90	$ 9.74	$1,000	$1,015.93	$ 9.07	1.80%
Class Y	$1,000	$1,152.70	$ 7.96	$1,000	$1,017.57	$ 7.46	1.48%
Ivy Mid Cap Growth Fund							
Class A	$1,000	$1,083.10	$ 6.67	$1,000	$1,018.50	$ 6.46	1.29%
Class B**	$1,000	$1,078.50	$10.70	$1,000	$1,014.60	$10.38	2.07%
Class C	$1,000	$1,079.00	$10.29	$1,000	$1,015.07	$ 9.97	1.98%
Class E	$1,000	$1,081.30	$ 8.33	$1,000	$1,016.96	$ 8.07	1.60%
Class I	$1,000	$1,084.70	$ 5.11	$1,000	$1,020.04	$ 4.95	0.98%
Class R	$1,000	$1,081.60	$ 8.22	$1,000	$1,017.04	$ 7.97	1.58%
Class Y	$1,000	$1,083.60	$ 6.35	$1,000	$1,018.82	$ 6.16	1.23%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	
Ivy Money Market Fund							
Class A	$1,000	$1,000.10	$ 0.90	$1,000	$1,024.06	$ 0.91	0.18%
Class B**	$1,000	$1,000.00	$ 0.90	$1,000	$1,024.08	$ 0.91	0.17%
Class C**	$1,000	$1,000.00	$ 0.90	$1,000	$1,024.01	$ 0.91	0.18%
Class E	$1,000	$1,000.10	$ 0.70	$1,000	$1,024.20	$ 0.71	0.15%
Ivy Municipal Bond Fund							
Class A	$1,000	$1,031.10	$ 5.18	$1,000	$1,019.79	$ 5.15	1.03%
Class B**	$1,000	$1,027.10	$ 9.12	$1,000	$1,015.91	$ 9.07	1.81%
Class C	$1,000	$1,027.20	$ 9.12	$1,000	$1,015.98	$ 9.07	1.80%
Class I	$1,000	$1,032.20	$ 4.17	$1,000	$1,020.88	$ 4.14	0.81%
Class Y	$1,000	$1,031.20	$ 5.18	$1,000	$1,019.79	$ 5.15	1.03%
Ivy Municipal High Income Fund							
Class A	$1,000	$1,041.00	$ 4.39	$1,000	$1,020.64	$ 4.34	0.86%
Class B**	$1,000	$1,037.30	$ 8.05	$1,000	$1,017.02	$ 7.97	1.59%
Class C	$1,000	$1,037.20	$ 8.15	$1,000	$1,016.92	$ 8.07	1.61%
Class I	$1,000	$1,041.90	$ 3.57	$1,000	$1,021.48	$ 3.54	0.69%
Class Y	$1,000	$1,041.00	$ 4.39	$1,000	$1,020.64	$ 4.34	0.86%
Ivy Small Cap Growth Fund							
Class A	$1,000	$1,087.00	$ 7.41	$1,000	$1,017.86	$ 7.16	1.42%
Class B**	$1,000	$1,082.40	$11.97	$1,000	$1,013.45	$11.58	2.30%
Class C	$1,000	$1,083.30	$10.73	$1,000	$1,014.65	$10.38	2.06%
Class E	$1,000	$1,086.40	$ 8.14	$1,000	$1,017.14	$ 7.87	1.56%
Class I	$1,000	$1,089.40	$ 5.54	$1,000	$1,019.67	$ 5.35	1.05%
Class R	$1,000	$1,085.60	$ 8.66	$1,000	$1,016.68	$ 8.37	1.66%
Class Y	$1,000	$1,087.70	$ 6.79	$1,000	$1,018.45	$ 6.56	1.30%
Ivy Small Cap Value Fund							
Class A	$1,000	$1,114.00	$ 8.24	$1,000	$1,017.15	$ 7.87	1.56%
Class B**	$1,000	$1,108.70	$13.39	$1,000	$1,012.23	$12.78	2.55%
Class C	$1,000	$1,110.50	$11.71	$1,000	$1,013.85	$11.18	2.22%
Class E***	$1,000	$1,116.00	$ 6.35	$1,000	$1,018.92	$ 6.06	1.21%
Class I	$1,000	$1,116.40	$ 5.71	$1,000	$1,019.49	$ 5.45	1.09%
Class R	$1,000	$1,112.90	$ 8.98	$1,000	$1,016.41	$ 8.57	1.71%
Class Y	$1,000	$1,114.80	$ 7.08	$1,000	$1,018.20	$ 6.76	1.35%
Ivy Tax-Managed Equity Fund							
Class A	$1,000	$1,110.20	$ 7.17	$1,000	$1,018.17	$ 6.86	1.36%
Class B**	$1,000	$1,106.40	$10.43	$1,000	$1,015.02	$ 9.97	1.99%
Class C	$1,000	$1,105.90	$10.74	$1,000	$1,014.74	$10.28	2.04%
Class I	$1,000	$1,111.60	$ 5.70	$1,000	$1,019.55	$ 5.45	1.08%
Class Y	$1,000	$1,110.40	$ 6.96	$1,000	$1,018.31	$ 6.66	1.33%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	Beginning Account Value 9-30-13	Ending Account Value 3-31-14	Expenses Paid During Period*	
Ivy Value Fund							
Class A	$1,000	$1,131.90	$ 6.93	$1,000	$1,018.48	$ 6.56	1.29%
Class B**	$1,000	$1,127.00	$11.38	$1,000	$1,014.19	$10.78	2.15%
Class C	$1,000	$1,128.10	$10.64	$1,000	$1,014.90	$10.07	2.01%
Class E***	$1,000	$1,133.20	$ 5.76	$1,000	$1,019.58	$ 5.45	1.07%
Class I	$1,000	$1,133.80	$ 5.12	$1,000	$1,020.12	$ 4.85	0.97%
Class R	$1,000	$1,130.40	$ 8.31	$1,000	$1,017.18	$ 7.87	1.56%
Class Y	$1,000	$1,132.10	$ 6.40	$1,000	$1,018.96	$ 6.06	1.20%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2014, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

***Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized Expense Ratio Based on the Six-Month Period does not include expenses of Underlying Ivy Funds in which Ivy Managed International Opportunities Fund invests.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.



Thomas B. Houghton



David W. Land



Christopher R. Sebald

Ivy Bond Fund is sub advised by Advantus Capital Management, Inc.

Below, Thomas B. Houghton, CFA; David W. Land, CFA and Christopher R. Sebald, CFA; portfolio managers of the Ivy Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Houghton has managed the Fund since April 2005 and has 21 years of industry experience. Mr. Land has managed the Fund since April 2005 and has 24 years of industry experience. Mr. Sebald has managed the Fund since August 2003 and has 26 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2014	
Ivy Bond (Class A shares at net asset value)	0.48%
Ivy Bond (Class A shares with sales charge)	–5.27%
Benchmark(s) and/or Lipper Category	
Barclays U.S. Aggregate Bond Index (generally reflects the performance of securities representing the world's bond markets)	–0.10%
Lipper Corporate Debt A Rated Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.78%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Fund outperformed its index and underperformed its peer group for the 12 months ended March 31, 2014. The Fund's outperformance versus its index was due to investments in nongovernment bonds, including corporate bonds, commercial mortgage-backed securities (CMBS) and active security selection and trading. Security selection, in particular, added over 100 basis points of excess return for the year relative to the index for the second consecutive year. Specifically, the Fund's positions in the communications, pipeline, transportation and asset-backed sectors performed well.

The Fund's underperformance relative to its peer group was due to our more cautious view of the economy and risk assets in the latter half of the year. As credit spreads in the fourth quarter of 2013 tightened to the lowest level of the year, we reduced risk in the portfolio, particularly in high-yield bonds.

Market

For the U.S. economy, 2013 was about inching back to normal, and in other Western economies it was about stabilization. The U.S. economy shook off a fairly slow start. It built momentum throughout the year even in the face of persistent headwinds from rising interest rates and a threat of another government shutdown.

The economy was boosted by rising housing activity and home prices, slow but steady gains in employment, rising business optimism and rising consumer confidence. The markets were boosted by a slow but steady improvement in economic conditions, falling inflation and by very accommodative Federal Reserve (Fed) policy.

The Fed caught investors somewhat by surprise in May when it signaled the possibility of tapering its quantitative easing program. The 10-year Treasury yield rose from 1.6% to 2.5% at the end of June. The Fed didn't actually reduce its bond purchases until December and the reaction by investors was mild, with the 10-year Treasury yield rising to 3% at year-end.

The rise in Treasury yields resulted in negative 2013 total returns for most bond investors, especially for those invested in government or government-related securities. Returns for corporate bonds and other non-government sectors were stronger in comparison, offsetting some of the negative impact from rising rates. In addition, stock returns were very strong towards the end of 2013.

The economy finished 2013 strongly, but slowed in the first quarter of 2014. Business sentiment waned, and overall housing activity disappointed, although housing prices continued to rise. Retail sales, auto sales and industrial activity all fell below expectations. While the winter of 2013-14, the 34th coldest on record with numerous storms, had an impact, it would be hard to lay all the blame for the economy's performance on weather.

During the first quarter of 2014, interest rates moved down from highs reached at the end of 2013 and stocks lost their momentum. The 10-year Treasury yield settled safely back to 2.5% to 3%, a range it has maintained over the last nine months. Fixed income sectors did well, as rates fell and spreads on nongovernment bonds tightened further.

Positioning

We started the year with relatively high exposure to investment-grade and high-yield credit, particularly in the CMBS, insurance, real estate investment trust (REIT), energy and transportation sectors. Concerned about too much optimism among investors, we reduced positions in high-yield and investment-grade bonds in the Fund in the second quarter. When rates rose, this reduced the Fund's exposure to falling prices and spreads widened by 25 basis points for investment grade bonds and 100 basis points for high yield bonds. With the proceeds of the sales we purchased agency mortgage-backed securities (MBS).

In the third quarter, we added financial holdings, especially bank and insurance company bonds and sold more industrial positions as the economic outlook became murkier.

During the last quarter of 2013, we continued to take down risk in the portfolio as spreads tightened to the lowest level of the year. We sold insurance company positions that had performed well during the previous quarter and reduced utility exposure.

We continued to take profits on several winners in the corporate bond sector early in the first quarter of 2014, before the sell-off in emerging markets and the resulting effect on spreads in the credit markets. Thereafter, we increased corporate bond holdings in the quarter's second half. We also reduced Treasuries and agency MBS holdings as we saw continued strong demand in the corporate market in spite of weaker economic data.

Outlook

We expect the economy to pick up somewhat in the second quarter, as weather becomes less of a factor, and anticipate that growth will trend towards 2.5% or higher. However, given the very soft first quarter economic data, we believe it is prudent to temper expectations somewhat for the remainder of the year relative to the robust pace experienced in the second half of 2013.

We do not believe an increase in growth is likely to trigger a significant rise in interest rates. We also do not expect growth to be strong enough or inflation to increase enough to trigger a spike in long-term rates. We expect that the Fed will refrain from raising short-term rates until late 2015 or beyond as inflation remains way below their expectations and job growth is far from satisfactory.

Fixed income spreads should continue to grind tighter, and investor demand for corporate, mortgage, commercial mortgage and asset-backed security bonds should remain strong as inflation remains low. Low inflation tends to be very good for stock prices as well as encouraging narrower spreads for nongovernment bonds.

We believe that stocks are unlikely to be as strong as 2013. Emerging market concerns, slower growth in China and Russia's territorial aggressiveness are sure to cause the developed market economies and the investment markets more headaches in the coming months.

The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Bond Fund.

Asset Allocation

Stocks	**1.1%**
Financials	1.1%
Bonds	**96.5%**
Corporate Debt Securities	42.8%
United States Government and Government Agency Obligations	33.5%
Asset-Backed Securities	10.3%
Mortgage-Backed Securities	8.3%
Municipal Bonds—Taxable	1.6%
Cash and Cash Equivalents	**2.4%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	34/58	58
3 Year	28/52	53
5 Year	23/50	46
10 Year	34/43	78

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**82.8%**
AAA	7.3%
AA	39.6%
A	11.9%
BBB	24.0%
Non-Investment Grade	**13.7%**
BB	12.0%
B	1.0%
CCC	0.2%
Below CCC	0.1%
Non-rated	0.4%
Cash and Cash Equivalents and Equities	**3.5%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Bond Fund

(UNAUDITED)



$20,000
$15,000
$10,000
$5,000
Ivy Bond Fund, Class A Shares(1) $13,386
Barclays U.S. Aggregate Bond Index $15,475
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013
3-31 2014

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B(3)	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	-5.27%	-4.35%	-0.31%	-5.36%	0.77%	0.18%	0.51%
5-year period ended 3-31-14	6.03%	5.99%	6.49%	5.98%	7.64%	—	7.36%
10-year period ended 3-31-14	2.96%	2.41%	2.67%	—	—	—	3.56%
Since inception of Class through 3-31-14(4)	—	—	—	2.82%	4.16%	0.89%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

PREFERRED STOCKS	Shares	Value
Diversified Banks – 0.7%		
Wells Fargo & Co., 5.850%	173	$4,313
Specialized REITs – 0.4%		
Ventas, Inc., 5.450%	100	2,310
TOTAL PREFERRED STOCKS – 1.1%		**$6,623**

(Cost: $6,830)

ASSET-BACKED SECURITIES	Principal	
America West Airlines, Inc., Pass Through Certificates, Series 1999-1, 7.930%, 1–2–19	$ 911	1,014
America West Airlines, Inc., Pass Through Certificates, Series 2000-1, 8.057%, 7–2–20	1,261	1,457
American Airlines, Inc. Class A Pass Through Certificates, Series 2013-2, 4.950%, 1–15–23 (A)	2,911	3,130
American Airlines, Inc. Class B Pass Through Certificates, Series 2013-2, 5.600%, 7–15–20 (A)	3,605	3,759
American Airlines, Inc. Class Pass Through Certificates, Series 2011-1, 5.250%, 1–31–21	1,405	1,524
AmeriCredit Automobile Receivables Trust 2011-1, Series C, 2.850%, 8–8–16	1,380	1,398
AmeriCredit Automobile Receivables Trust 2012-4, Series C, 4.980%, 1–8–18	2,880	2,978
Chase Issuance Trust, Series 2014-A2, 2.770%, 3–15–23	3,835	3,832
Citibank Credit Card Issuance Trust, Class 2005-C1, 2.880%, 1–23–23	5,225	5,251
Continental Airlines 2001-1 A-1, 8.048%, 11–1–20	1,023	1,179
Continental Airlines Pass Through Certificates, Series 2009-2, 7.250%, 11–10–19	628	732
Continental Airlines Pass Through Certificates, Series 2010-1B, 6.000%, 1–12–19	672	707

ASSET-BACKED SECURITIES (Continued)	Principal	Value
Continental Airlines, Inc. Class B Pass Through Certificates, Series 2012-1B, 6.250%, 4–11–20	$ 949	$1,017
CountryPlace Manufactured Housing Contract Trust 2005-1:		
4.800%, 12–15–35 (A)(B)	473	487
5.200%, 12–15–35 (A)(B)	300	318
CVS Caremark Corp. Pass-Through Trust:		
6.036%, 12–10–28	4,015	4,511
6.943%, 1–10–30	1,167	1,380
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1A, 4.750%, 5–7–20	1,209	1,310
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1B, 6.875%, 5–7–19 (A)	1,986	2,177
Extended Stay America Trust Commercial Mortgage Pass-Through Certificates, Series 2013-ESH MZ, 2.295%, 12–5–31 (A)	2,000	1,938
Fan Engine Securitization Ltd., Series 2013-1X, 3.000%, 10–15–19 (A) . . .	1,280	1,237
GE Equipment Transportation LLC, Series 2013-2, 1.820%, 10–25–21	3,000	2,982
Green Tree Financial Corp., Manufactured Housing Contract, Pass-Through Certificates, Series 1993-3A7, 6.400%, 10–15–18	18	19
Green Tree Financial Corp., Manufactured Housing Contract, Pass-Through Certificates, Series 1996-4A6, 7.400%, 6–15–27	224	227
Hawaiian Airlines Pass Through Certificates, Series 2013-1, 4.950%, 1–15–22	2,500	2,434
Origen Manufactured Housing Contract Trust 2004-A, 5.700%, 1–15–35	519	549
Origen Manufactured Housing Contract Trust 2004-B, 5.730%, 11–15–35 (B) . . .	593	623
Origen Manufactured Housing Contract Trust 2005-A, 5.860%, 6–15–36 (B)	65	69

ASSET-BACKED SECURITIES (Continued)	Principal	Value
Origen Manufactured Housing Contract Trust 2005-B, 5.910%, 1–15–37	$ 700	$ 730
Prestige Auto Receivables Trust 2012-1, Class A-2, 1.230%, 12–15–15 (A)	91	91
Santander Drive Auto Receivables Trust 2011-4, 3.500%, 6–15–18	1,250	1,300
Seaco Container 2013-1A, 2.980%, 4–17–28 (A)	1,590	1,564
Tal Advantage V LLC:		
2.830%, 2–22–38 (A) . . .	2,158	2,116
3.510%, 2–22–39 (A) . . .	937	937
U.S. Airways, Inc. Class A Pass-Through Certificates, Series 2012-1, 5.900%, 10–1–24	970	1,085
U.S. Airways, Inc. Class C Pass-Through Certificates, Series 2012-2, 5.450%, 6–3–18	2,000	2,050
U.S. Airways, Inc., Series 2012-2, Class A, 6.750%, 6–3–21	2,241	2,426
United Airlines Pass-Through Certificates, Series 2014-1B, 4.750%, 4–11–22	1,150	1,156
TOTAL ASSET-BACKED SECURITIES – 10.3%		**$61,694**

(Cost: $60,198)

CORPORATE DEBT SECURITIES		
Aerospace & Defense – 0.4%		
Textron, Inc.:		
5.600%, 12–1–17	1,000	1,107
3.650%, 3–1–21	1,150	1,155
		2,262
Airlines – 1.1%		
British Airways plc, 5.625%, 6–20–20 (A)	1,475	1,525
U.S. Airways Group, Inc., Class A, 6.250%, 4–22–23	1,132	1,284
U.S. Airways Group, Inc., Class B, 8.500%, 4–22–17	698	768
United Air Lines, Inc., 10.400%, 11–1–16	527	597
Virgin Australia 2013-1B Trust, 6.000%, 10–23–20 (A) . .	2,250	2,368
		6,542
Apparel Retail – 0.4%		
Limited Brands, Inc., 6.625%, 4–1–21	2,340	2,630

Ivy Bond Fund *(in thousands)* MARCH 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Application Software – 0.3%		
Intuit, Inc., 5.750%, 3–15–17	$1,780	$ 1,999
Auto Parts & Equipment – 0.8%		
Dana Holding Corp.:		
6.500%, 2–15–19	1,500	1,601
6.750%, 2–15–21	1,500	1,631
Delphi Corp., 6.125%, 5–15–21	300	334
Tenneco, Inc., 6.875%, 12–15–20	850	933
		4,499
Automobile Manufacturers – 0.3%		
TRW Automotive, Inc., 4.500%, 3–1–21 (A)	2,030	2,086
Automotive Retail – 0.5%		
AutoNation, Inc., 5.500%, 2–1–20	2,792	3,029
Cable & Satellite – 0.7%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 5.150%, 3–15–42	1,850	1,749
LYNX I Corp., 5.375%, 4–15–21 (A)	2,300	2,375
		4,124
Consumer Finance – 1.8%		
AmeriGas Partners L.P. and AmeriGas Finance Corp., 6.500%, 5–20–21	477	509
Discover Bank, 8.700%, 11–18–19	458	576
Discover Financial Services, 6.450%, 6–12–17	660	750
Ford Motor Credit Co. LLC, 5.625%, 9–15–15	1,500	1,599
General Motors Financial Co., Inc., 4.750%, 8–15–17	4,100	4,382
Hyundai Capital Services, Inc., 4.375%, 7–27–16 (A)	2,000	2,135
Union 13 Leasing LLC, 1.870%, 6–28–24	1,001	965
		10,916
Diversified Banks – 1.2%		
Bank of America Corp.:		
5.750%, 12–1–17	2,405	2,724
5.875%, 1–5–21	665	767
4.875%, 4–1–44	1,600	1,607
Bank of America N.A., 5.300%, 3–15–17	2,039	2,244
		7,342
Electric Utilities – 1.4%		
Electricite de France S.A., 5.625%, 12–29–49 (A)	3,000	3,024

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric Utilities (Continued)		
FirstEnergy Corp., 2.750%, 3–15–18	$2,855	$ 2,847
Southwestern Electric Power Co., 5.550%, 1–15–17	2,395	2,633
		8,504
Health Care Facilities – 0.8%		
Catamaran Corp., 4.750%, 3–15–21	3,000	3,042
NYU Hospitals Center, 4.428%, 7–1–42	2,210	2,002
		5,044
Health Care Supplies – 1.6%		
Bio-Rad Laboratories, Inc., 4.875%, 12–15–20	4,300	4,507
Mallinckrodt International Finance S.A., 3.500%, 4–15–18 (A)	3,250	3,202
Sinai Health System, 3.034%, 1–20–36	1,930	1,808
		9,517
Household Appliances – 0.4%		
Stanley Black & Decker, Inc., 5.750%, 12–15–53	2,115	2,268
Industrial Conglomerates – 0.9%		
CNH Capital LLC, 3.250%, 2–1–17	1,800	1,836
General Electric Co., 4.500%, 3–11–44	3,800	3,859
		5,695
Integrated Telecommunication Services – 1.6%		
SBA Tower Trust, 2.240%, 4–16–18 (A)	3,300	3,237
Verizon Communications, Inc.:		
5.150%, 9–15–23	1,620	1,773
6.550%, 9–15–43	3,730	4,540
		9,550
Investment Banking & Brokerage – 2.2%		
Goldman Sachs Group, Inc. (The):		
6.250%, 9–1–17	2,230	2,547
6.150%, 4–1–18	2,211	2,528
5.250%, 7–27–21	1,000	1,107
Morgan Stanley:		
6.250%, 8–28–17	3,200	3,662
5.500%, 1–26–20	1,552	1,751
5.500%, 7–28–21	1,090	1,232
		12,827
Life & Health Insurance – 1.5%		
Pacific LifeCorp, 5.125%, 1–30–43 (A)	4,025	3,976
Prudential Holdings LLC, 7.245%, 12–18–23 (A)	1,295	1,588

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Life & Health Insurance (Continued)		
Symetra Financial Corp., 6.125%, 4-1–16 (A)	$3,350	$3,563
		9,127
Metal & Glass Containers – 0.7%		
Ball Corp.:		
6.750%, 9–15–20	2,720	2,948
5.750%, 5–15–21	1,070	1,142
		4,090
Multi-Utilities – 0.4%		
CMS Energy Corp., 8.750%, 6–15–19	1,825	2,343
Oil & Gas Drilling – 0.2%		
Rowan Companies, Inc. (GTD by Rowan Companies plc), 5.850%, 1–15–44	1,330	1,351
Oil & Gas Exploration & Production – 1.2%		
Continental Resources, Inc. (GTD by Banner Pipeline Co. LLC), 5.000%, 9–15–22	4,200	4,410
Whiting Petroleum Corp., 5.000%, 3–15–19	2,790	2,950
		7,360
Oil & Gas Refining & Marketing – 1.2%		
NuStar Logistics L.P., 7.900%, 4–15–18	4,000	4,560
Tesoro Corp., 4.250%, 10–1–17	2,645	2,777
		7,337
Oil & Gas Storage & Transportation – 7.1%		
Access Midstream Partners L.P. and ACMP Finance Corp., 4.875%, 3–15–24	3,850	3,840
DCP Midstream Operating L.P. (GTD by DCP Midstream Partners L.P.), 2.500%, 12–1–17	2,700	2,745
Energy Transfer Partners L.P.:		
9.000%, 4–15–19	2,770	3,477
4.150%, 10–1–20	2,680	2,767
EnLink Midstream Partners L.P., 2.700%, 4–1–19	1,935	1,942
Enterprise Products Operating L.P., 5.750%, 3–1–35	3,226	3,597
Regency Energy Partners L.P. and Regency Energy Finance Corp.:		
6.500%, 7–15–21	3,000	3,218
5.875%, 3–1–22	3,000	3,113
Spectra Energy Partners L.P.:		
2.950%, 9–25–18	1,065	1,086
4.600%, 6–15–21	795	852

Ivy Bond Fund (in thousands) MARCH 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Sunoco Logistics Partners Operations L.P.:		
6.850%, 2–15–40	$1,265	$ 1,514
5.300%, 4–1–44	2,800	2,795
Tennessee Gas Pipeline Co., 8.375%, 6–15–32	4,000	5,336
Western Gas Partners L.P.:		
5.375%, 6–1–21	1,890	2,072
5.450%, 4–1–44	1,320	1,346
Williams Co., Inc. (The), 3.700%, 1–15–23	1,920	1,743
Williams Partners L.P., 7.250%, 2–1–17	770	886
		42,329
Other Diversified Financial Services – 3.0%		
ARC Properties Operating Partnership L.P. and Clark Acquisition LLC, 2.000%, 2–6–17 (A)	4,450	4,451
Citigroup Funding, Inc., 4.450%, 1–10–17	5,000	5,400
JPMorgan Chase Bank N.A.:		
5.875%, 6–13–16	1,170	1,290
6.000%, 7–5–17	215	244
6.000%, 10–1–17	2,368	2,698
ULANI MSN 37894, 2.184%, 12–20–24	3,491	3,420
		17,503
Pharmaceuticals – 0.2%		
Hospira, Inc., 5.200%, 8–12–20	1,110	1,186
Property & Casualty Insurance – 1.9%		
Assurant, Inc., 2.500%, 3–15–18	1,990	1,978
Liberty Mutual Group, Inc.:		
7.300%, 6–15–14 (A)	1,000	1,012
5.000%, 6–1–21 (A)	5,280	5,683
XL Capital Ltd., 6.250%, 5–15–27	2,075	2,395
		11,068
Railroads – 1.1%		
BNSF Funding Trust I, 6.613%, 12–15–55	6,280	6,938
Real Estate Operating Companies – 0.5%		
Colonial Realty L.P., 5.500%, 10–1–15 (A)	1,830	1,950
Helios Leasing I LLC, 2.018%, 5–29–24	1,238	1,205
		3,155
Regional Banks – 1.7%		
AmSouth Bancorporation, 5.200%, 4–1–15	1,000	1,040
HSBC Bank USA N.A., 6.000%, 8–9–17	4,235	4,779

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Regional Banks (Continued)		
SunTrust Banks, Inc., 0.526%, 8–24–15 (B)	$4,225	$ 4,213
		10,032
REITs – 1.3%		
American Tower Trust I, 1.551%, 3–15–18 (A)	6,365	6,219
Ventas Realty L.P. and Ventas Capital Corp., 2.700%, 4–1–20	1,867	1,818
		8,037
Retail REITs – 0.2%		
Retail Opportunity Investments Partnership L.P., 5.000%, 12–15–23	1,245	1,291
Specialized Finance – 0.2%		
International Lease Finance Corp., 6.500%, 9–1–14 (A)	1,300	1,328
Specialized REITs – 1.6%		
Health Care REIT, Inc., 4.125%, 4–1–19	2,830	2,999
Hospitality Properties Trust, 4.650%, 3–15–24	4,000	3,981
W.P. Carey, Inc., 4.600%, 4–1–24	2,850	2,849
		9,829
Specialty Chemicals – 0.7%		
Ashland, Inc., 3.875%, 4–15–18	4,450	4,595
Trading Companies & Distributors – 0.3%		
AmeriGas Finance Corp. and AmeriGas Finance LLC, 6.750%, 5–20–20	1,500	1,624
Trucking – 0.2%		
Tagua Leasing LLC, 1.900%, 7–12–24	1,144	1,108
Wireless Telecommunication Service – 1.2%		
Crown Castle International Corp., 6.113%, 1–15–20 (A)	4,050	4,643
MetroPCS Communications, Inc., 6.625%, 4–1–23	1,500	1,590
T-Mobile USA, Inc., 6.500%, 1–15–24	1,000	1,048
		7,281
TOTAL CORPORATE DEBT SECURITIES – 42.8%		**$257,746**
(Cost: $250,202)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities – 6.9%		
7 WTC Depositor LLC Trust 2012-WTC Commercial Mortgage Pass-Through Certificates, Series 2012-7WTC, 4.082%, 3–13–31 (A)	$2,217	$2,314
Banco Hipotecario Nacional:		
7.916%,7–25–09 (A)(C)	31	—*
0.000%, 3–25–12 (A)(C)	10	—*
7.540%, 5–31–17 (A)(C)	—*	—
BB-UBS Trust 2012-SHOW, Commercial Mortgage Pass-Through Certificates, Series 2012 Class A, 3.430%, 11–5–36 (A)	2,850	2,725
BB-UBS Trust 2012-SHOW, Commercial Mortgage Pass-Through Certificates, Series 2012 Class D, 4.026%, 11–5–36 (A)(B)	1,425	1,284
Bear Stearns Commercial Mortgage Securities Trust 2004-PWR4, 5.468%, 6–11–41 (B)	282	282
Bear Stearns Mortgage Securities, Inc., 8.000%, 11–25–29	165	155
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-SMPA, 2.110%, 1–12–30 (A)	1,280	1,290
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-SMPD, 2.912%, 1–12–30 (A)(B)	1,240	1,243
GS Mortgage Securities Corp. Trust Commercial Mortgage Pass-Through Certificates, Series 2012-BWTR, 3.329%, 11–5–34 (A)(B)	1,000	943
Hometown Commercial Capital LLC Hometown Commercial Mortgage Pass-Through Notes 2006-1, 5.506%, 11–11–38 (A)	777	564
Hometown Commercial Trust 2007-1, Commercial Mortgage-Backed Notes, Series 2007-1, 6.057%, 6–11–39 (A)	185	111
JPMorgan Chase Commercial Mortgage Securities Trust 2009-IWST, Commercial Mortgage Pass-Through Certificates, Series 2009-IWST:		
1.953%, 12–5–27 (A)(B)	5,919	565
7.151%, 12–5–27 (A)	1,425	1,700

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Commercial Mortgage-Backed Securities (Continued)		
7.694%,12–5–27 (A)(B) . .	$2,600	$ 3,098
Mellon Residential Funding, 6.750%, 6–25–28	1	1
Morgan Stanley Capital I Trust 2012-C4, 3.773%, 3–15–45	945	956
Multi Security Asset Trust L.P., Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4:		
5.000%, 11–28–35 (A) . . .	595	601
5.270%, 11–28–35 (A) . . .	2,000	2,071
5.880%,11–28–35 (A)(B) .	1,280	1,255
OBP Depositor LLC Trust, Commercial Mortgage Pass-Through Certificates, Series 2010-OBP, 2.710%, 2–17–26 (A)	2,655	2,527
Queens Center Mortgage Trust 2013-QC, 3.275%, 1–11–37 (A)	3,010	2,849
UBS-Barclays Commerical Mortgage Trust, Series 2012-C3 A4, 3.091%, 8–10–49	2,885	2,809
Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO, 5.280%, 9–13–28 (A)	1,200	1,319
Wachovia Bank Commerical Mortgage Trust, Commerical Mortgage Pass-Through Certificates, Series 2004-C15, 4.803%, 10–15–41	1,565	1,588
Wells Fargo Commerical Mortgage Trust, Series 2012-LC5 A3, 2.918%, 10–15–45	3,173	3,061
WFRBS Commercial Mortgage Trust 2001-C2 A-2, 3.791%, 2–15–44 (A)	1,485	1,553
WFRBS Commercial Mortgage Trust 2011-C5, 3.667%, 11–15–44 (B)	1,135	1,167
WFRBS Commercial Mortgage Trust 2012-C10, Class A-3, 2.870%, 11–15–45	3,539	3,399
		41,430
Other Mortgage-Backed Securities – 1.4%		
ABFS Mortgage Loan Trust 2001-2, 7.490%, 12–25–31 (B)	447	390
Banc of America Alternative Loan Trust 2003-05, 5.500%, 7–25–33	191	1

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Banc of America Mortgage Trust 2003-09, 5.500%, 12–25–33	$ 234	$ 2
Banc of America Mortgage Trust 2004-03, 4.875%, 4–25–19	78	75
Bank of America Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2003-3, 5.500%, 5–25–33	624	651
C-Bass 2006-MH1 Trust:		
5.970%, 10–25–36 (A)(B)	311	312
6.240%, 10–25–36 (A)(B)	88	90
CHL Mortgage Pass- Through Trust 2004-J4, 5.250%, 5–25–34	161	148
Collateralized Mortgage Obligation Trust, 5.000%, 7–1–18	7	8
CWHEQ Home Equity Loan Trust, Series 2007-S2, 5.934%, 5–25–37 (B)	313	269
First Horizon Mortgage Pass-Through Trust 2007-4, 5.500%, 8–25–22	70	68
GMACM Home Equity Loan Trust 2007-HE1, 5.952%, 8–25–37 (B)	570	495
JPMorgan Mortgage Trust 2004-A3, 2.755%, 7–25–34 (B)	209	210
Merrill Lynch Mortgage Investors, Inc., Mortgage Pass-Through Certificates, Series 1997-C2, 6.250%, 12–10–29	492	493
Morgan Stanley Capital I Trust 2012-STAR, Class A-2, 3.201%, 8–5–34 (A)	1,350	1,313
Morgan Stanley Capital I Trust 2012-STAR, Class B, 3.451%, 8–5–34 (A)	930	902
Morgan Stanley Capital I Trust, Series 2012-C4, 1.085%, 3–15–45	301	301
Prudential Home Mortgage Securities:		
6.730%, 4–28–24 (A)(B) . . .	1	1
7.880%, 9–28–24 (A)(B) . . .	2	2
RASC, Series 2003-KS10 Trust, 6.410%, 12–25–33	170	103
RFMSI, Series 2004-S5 Trust, 4.500%, 5–25–19	130	124
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1, 6.981%, 12–25–30 (B)	742	539

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Structured Adjustable Rate Mortgage Loan Trust, Series 2005-21, 4.979%, 11–25–35 (B) . . .	$ 577	$ 14
Structured Asset Mortgage Investments, Inc., 2.485%, 5–2–30 (B)	6	2
TimberStar Trust I, 6.208%, 10–15–36 (A) . . .	1,560	1,634
		8,147
TOTAL MORTGAGE-BACKED SECURITIES – 8.3%		$49,577
(Cost: $52,397)		
MUNICIPAL BONDS – TAXABLE		
Alabama – 0.1%		
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013T, 3.435%, 12–15–25	470	475
Florida – 0.1%		
Sarasota Cnty, FL, Cap Impvt Rev Bonds, Ser 2010A, 7.016%, 10–1–40	520	587
New Jersey – 0.1%		
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2010C, 5.754%, 12–15–28	760	871
New York – 1.1%		
Port Auth of NY & NJ Consolidated Bonds, Ser 174, 4.458%, 10–1–62	3,110	2,922
Port Auth of NY and NJ Consolidated Bonds, 168th Ser, 4.926%, 10–1–51	3,550	3,654
		6,576
Washington – 0.2%		
Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A, 5.450%, 9–1–40	1,205	1,240
TOTAL MUNICIPAL BONDS – TAXABLE – 1.6%		$ 9,749
(Cost: $9,498)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 0.8%		
Federal Farm Credit Bank, 2.990%, 2–4–28	5,600	5,017

Ivy Bond Fund *(in thousands)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations – 23.8%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO,		
5.300%, 1–15–33	$ 142	$ 155
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
5.500%, 12–1–17	106	114
5.500%, 9–1–19	143	152
3.974%, 1–25–21	1,500	1,617
5.000%, 4–1–23	484	523
3.500%, 8–1–26	1,054	1,104
2.500%, 3–1–28	914	915
2.500%, 4–1–28	907	908
5.000%, 5–1–29	99	108
3.500%, 5–1–32	1,835	1,888
6.500%, 9–1–32	68	78
6.000%, 11–1–33	99	112
5.500%, 2–1–35	141	156
5.500%, 5–1–34	718	806
6.500%, 5–1–34	199	226
5.500%, 6–1–34	258	286
5.000%, 9–1–34	4	5
5.500%, 9–1–34	11	12
5.500%, 10–1–34	292	322
5.500%, 7–1–35	120	133
5.000%, 8–1–35	127	139
5.500%, 10–1–35	107	118
5.000%, 11–1–35	292	317
5.000%, 12–1–35	86	93
6.500%, 7–1–36	119	135
7.000%, 12–1–37	170	188
5.500%, 2–1–39	653	721
4.000%, 4–1–39 TBA	1,400	1,453
5.000%, 11–1–39	250	276
5.000%, 1–1–40	1,518	1,669
5.000%, 3–1–40	2,168	2,391
5.000%, 4–1–40	527	573
5.000%, 8–1–40	509	554
4.000%, 10–1–40	1,301	1,352
4.000%, 11–1–40	1,142	1,192
4.500%, 1–1–41	1,440	1,538
4.000%, 2–1–41	2,219	2,307
4.000%, 3–1–41	691	720
4.500%, 3–1–41	637	682
4.500%, 4–1–41	1,625	1,746
4.000%, 6–1–41	753	784
4.000%, 8–1–41	616	640
4.000%, 11–1–41	6,320	6,566
3.500%, 1–1–42	2,520	2,540
3.500%, 2–1–42	1,497	1,505
3.500%, 3–1–42	2,536	2,551
3.000%, 8–1–42	1,806	1,744
3.500%, 8–1–42	4,475	4,501
3.000%, 1–1–43	1,870	1,806
3.000%, 2–1–43	2,318	2,239
Federal National Mortgage Association Agency REMIC/CMO,		
4.500%, 7–25–24	1,390	1,492
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	17	17

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
6.000%, 1–1–18	$ 46	$ 48
5.500%, 2–1–18	61	66
5.500%, 3–1–18	12	13
5.000%, 5–1–18	223	237
5.000%, 6–1–18	51	54
5.000%, 7–1–18	23	24
5.000%, 10–1–18	153	162
5.500%, 9–1–19	52	56
3.000%, 9–1–22	1,476	1,533
5.000%, 7–1–23	249	271
6.000%, 8–1–23	287	311
5.500%, 2–1–24	97	107
4.500%, 4–1–25	452	485
3.500%, 5–1–25 TBA	125	131
3.500%, 11–1–25	627	659
3.500%, 6–1–26	1,143	1,199
2.500%, 11–1–27	1,731	1,721
3.000%, 4–1–28	130	134
2.500%, 4–1–29	705	704
6.000%, 8–1–29	90	101
7.500%, 5–1–31	35	40
7.000%, 9–1–31	12	14
7.000%, 11–1–31	132	154
6.500%, 12–1–31	13	15
6.500%, 2–1–32	143	163
7.000%, 2–1–32	104	120
7.000%, 3–1–32	165	192
6.500%, 4–1–32	28	31
6.500%, 5–1–32	57	65
6.500%, 7–1–32	20	23
6.500%, 8–1–32	29	33
6.000%, 9–1–32	33	37
6.500%, 9–1–32	71	80
6.000%, 10–1–32	594	672
6.500%, 10–1–32	67	77
6.000%, 11–1–32	458	518
3.500%, 12–1–32	2,644	2,725
6.000%, 3–1–33	686	776
5.500%, 4–1–33	446	497
6.000%, 4–1–33	39	43
5.500%, 5–1–33	59	65
6.000%, 6–1–33	245	274
6.500%, 8–1–33	20	23
6.000%, 10–1–33	43	48
6.000%, 12–1–33	132	148
5.500%, 1–1–34	140	155
5.500%, 1–1–34	132	146
6.000%, 1–1–34	87	97
5.000%, 3–1–34	502	551
5.000%, 3–1–34	62	68
5.500%, 3–1–34	54	61
5.500%, 4–1–34	56	62
5.000%, 5–1–34	32	35
6.000%, 8–1–34	143	159
5.500%, 9–1–34	333	370
6.000%, 9–1–34	161	181
6.500%, 9–1–34	207	232
5.500%, 11–1–34	502	554
6.000%, 11–1–34	218	245
6.500%, 11–1–34	15	17
5.000%, 12–1–34	810	887
5.500%, 1–1–35	403	448
5.500%, 1–1–35	142	159

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 2–1–35	$ 933	$1,040
6.500%, 3–1–35	277	314
5.000%, 4–1–35	153	167
5.500%, 4–1–35	289	321
4.500%, 5–1–35	562	601
5.500%, 6–1–35	14	16
4.500%, 7–1–35	412	441
5.000%, 7–1–35	926	1,012
5.000%, 7–1–35	193	211
5.500%, 7–1–35	127	140
5.500%, 8–1–35	18	20
5.500%, 10–1–35	540	606
5.500%, 11–1–35	326	361
5.500%, 12–1–35	354	394
5.000%, 2–1–36	88	96
5.500%, 2–1–36	369	395
6.500%, 2–1–36	109	122
5.500%, 9–1–36	399	444
5.500%, 11–1–36	199	219
6.000%, 11–1–36	118	132
6.000%, 1–1–37	100	112
6.000%, 5–1–37	213	241
5.500%, 6–1–37	96	108
6.000%, 8–1–37	134	149
6.000%, 9–1–37	133	151
7.000%, 10–1–37	17	19
5.500%, 3–1–38	343	383
5.000%, 4–1–38	414	457
5.500%, 5–1–38	178	196
6.000%, 10–1–38	452	505
6.000%, 12–1–38	279	311
4.500%, 6–1–39	265	284
5.000%, 12–1–39	579	642
5.500%, 12–1–39	447	496
5.000%, 3–1–40	1,472	1,617
6.000%, 6–1–40	271	302
4.500%, 10–1–40	1,226	1,308
4.000%, 12–1–40	1,810	1,880
3.500%, 4–1–41	2,573	2,592
4.000%, 4–1–41	1,612	1,678
4.500%, 4–1–41	3,200	3,432
5.000%, 4–1–41	368	407
4.500%, 7–1–41	1,782	1,903
4.000%, 8–1–41	1,343	1,396
4.000%, 9–1–41	2,191	2,281
4.000%, 10–1–41	2,094	2,180
3.500%, 11–1–41	4,439	4,472
3.500%, 1–1–42	1,231	1,240
3.000%, 3–1–42	1,626	1,572
3.000%, 9–1–42	2,739	2,648
3.500%, 2–1–43	1,888	1,904
3.500%, 3–1–43	2,748	2,769
3.500%, 4–1–43	3,490	3,510
3.500%, 7–1–43	3,059	3,059
3.000%, 8–1–43	988	948
Government National Mortgage Association Agency REMIC/CMO:		
0.304%, 3–16–34 (B)(D)	1,049	2
0.643%, 7–16–40 (B)(D)	715	15
0.000%, 3–16–42 (B)(D)(E)	704	—*
0.360%, 6–17–45 (B)(D)	2,823	44

Ivy Bond Fund (in thousands) MARCH 31, 2014

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7–15–24	$ 86	$ 97
4.000%, 8–20–31	895	926
5.000%, 7–15–33	276	305
5.000%, 7–15–34	206	227
5.500%, 12–15–34	272	305
5.000%, 1–15–35	321	354
5.000%, 12–15–35	501	551
4.000%, 6–20–36	1,216	1,279
5.500%, 7–15–38	289	324
5.500%, 10–15–38	311	351
5.500%, 2–15–39	169	188
5.000%, 12–15–39	208	231
5.000%, 1–15–40	1,616	1,777
4.500%, 6–15–40	711	771
5.000%, 7–15–40	573	629
4.000%, 12–20–40	783	825
4.000%, 1–15–41	1,235	1,300
4.000%, 10–15–41	752	792
3.500%, 10–20–43	1,474	1,507
3.000%, 4–1–44	365	359
3.500%, 4–1–44	1,500	1,530
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 1,		
7.224%, 2–15–25 (B)	100	112
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 2,		
7.793%, 2–15–25	$ 29	$ 33
		142,483
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 24.6%		**$147,500**
(Cost: $149,565)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 8.9%		
U.S. Treasury Bonds:		
5.375%, 2–15–31 (F)	4,940	6,315
3.750%, 11–15–43	4,175	4,322
U.S. Treasury Notes:		
0.250%, 2–29–16	5,330	5,316
0.750%, 3–15–17	960	957
0.625%, 9–30–17	17,955	17,625
1.500%, 2–28–19	9,415	9,324
1.750%, 10–31–20	825	801
2.000%, 2–28–21	1,655	1,624
2.750%, 2–15–24	6,980	6,996
		53,280
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 8.9%		**$ 53,280**
(Cost: $52,835)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.1%		
BMW U.S. Capital LLC (GTD BMW AG),		
0.080%, 4–9–14 (G)	$3,000	$ 3,000
Danaher Corp.,		
0.090%, 4–11–14 (G)	2,370	2,370
Diageo Capital plc (GTD by Diageo plc):		
0.180%, 4–1–14 (G)	3,000	3,000
0.250%, 5–16–14 (G)	1,281	1,281
Target Corp.,		
0.060%, 4–4–14 (G)	9,000	8,999
		18,650
Master Note – 0.6%		
Toyota Motor Credit Corp.,		
0.099%, 4–2–14 (H)	3,316	3,316
TOTAL SHORT-TERM SECURITIES –3.7%		**$ 21,966**
(Cost: $21,966)		
TOTAL INVESTMENT SECURITIES – 101.3%		**$608,135**
(Cost: $603,491)		
LIABILITIES, NET OF CASH AND OTHER ASSETS –(1.3%)		**(7,790)**
NET ASSETS – 100.0%		**$600,345**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2014, the total value of these securities amounted to $104,385 or 17.4% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E)Zero coupon bond.

(F)All or a portion of the security position has been pledged as collateral on open futures contracts.

(G) Rate shown is the yield to maturity at March 31, 2014.

(H) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at March 31, 2014 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
U.S. 10-Year Treasury Note	Short	6–30–14	160	$(19,760)	$ 70
U.S. Treasury Long Bond	Short	6–30–14	63	(8,393)	(119)
				$(28,153)	$ (49)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$ 6,623	$ —	$ —
Asset-Backed Securities	—	56,625	5,069
Corporate Debt Securities	—	253,747	3,999
Mortgage-Backed Securities	—	46,251	3,326
Municipal Bonds	—	9,749	—
United States Government Agency Obligations	—	147,500	—*
United States Government Obligations	—	53,280	—
Short-Term Securities	—	21,966	—
Total	$ 6,623	$589,118	$ 12,394
Futures Contracts	$ 70	$ —	$ —
Liabilities			
Futures Contracts	$ 119	$ —	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Asset-Backed Securities	Corporate Debt Securities	Mortgage-Backed Securities	United States Government Agency Obligations
Beginning Balance 4-1-13	$ 28,308	$ 3,065	$ 2,743	$ —*
Net realized gain (loss)	43	—	—	—
Net change in unrealized appreciation (depreciation)	(68)	(64)	50	—*
Purchases	5,207	—	2,077	—
Sales	(3,061)	—	—	—
Amortization/Accretion of premium/discount	—	(30)	—*	—
Transfers into Level 3 during the period	—	4,093	—	—
Transfers out of Level 3 during the period	(25,360)	(3,065)	(1,544)	—
Ending Balance 3-31-14	$ 5,069	$ 3,999	$ 3,326	$ —*
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-14	$ (42)	$ (64)	$ 50	$ —*

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended March 31, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Asset-Backed Securities	$5,069	Third-party valuation service	Broker quotes
Corporate Debt Securities	$3,999	Third-party valuation service	Broker quotes
Mortgage-Backed Securities	$3,326	Third-party valuation service	Broker quotes
United State Government Agency Obligations	$ —*	Broker	Broker quotes

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

See Accompanying Notes to Financial Statements.



Erik R. Becker



Gustaf C. Zinn

Below, Erik R. Becker, CFA, and Gustaf C. Zinn, CFA, portfolio managers of Ivy Core Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2014. They have co-managed the Fund since 2006. Both men have 15 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Core Equity Fund (Class A shares at net asset value)	22.76%
Ivy Core Equity Fund (Class A shares including sales charges)	15.71%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	21.86%
Lipper Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	21.18%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The past 12 months have been a robust period for the U.S. equity market with the S&P 500 returning 21.86% for the year ending March 31, 2014. Price-to-earnings (P/E) expansion drove the majority of the market's return during the year. This expansion in valuation levels can likely be attributable to greater hopes for economic acceleration, a flight from fixed-income investments, a more stable fiscal path in the U.S., and continued accommodative monetary policy domestically and abroad. Three of the four sectors that outperformed the market for the year (consumer discretionary, industrials and financials) were beneficiaries of better optimism on future U.S. and international growth.

Health care also outperformed the market, largely a result of accelerating research and development success within pharmaceuticals and biotechs. As one would predict in a very strong market, more defensive and higher-dividend paying sectors like telecommunications and utilities meaningfully underperformed the market. Sector returns were positive. Investors' greater tolerance to take risk in 2013 led to outperformance of smaller-cap stocks. Of the major international markets, returns in the U.S. trailed only those of Japan, which meaningfully stepped up efforts to stimulate growth and inflation through tremendous monetary accommodation.

Contributors and detractors

The Ivy Core Equity Fund outperformed its benchmark for the fiscal year ended March 31, 2014. Most of the outperformance was driven by stock selection. Key contributors were Facebook, Inc., Pentair, Inc. and Applied Materials, Inc. The top 10 largest contributors represented a healthy balance between companies benefiting from the Fund as well as companies undergoing positive company-specific change. Sector weighting versus the benchmark also produced positive performance with underweight positions in defensive sectors providing the largest of these contributions. The Fund was tilted toward more economically sensitive stocks and sectors throughout the year given better growth characteristics and reasonable valuations relative to traditional defensive areas.

Outlook and strategy

Our outlook on the U.S. equity market continues to be constructive. Over the past 12 months, the market has plowed ahead despite the backdrop of uncertainty that included a substantial decline in government spending, higher tax rates, significant uncertainty over the pace of Federal Reserve's (Fed) asset purchases, tensions in the Middle East, the shutdown of the U.S. government, debate over the debt-ceiling in Washington, higher long-term interest rates, and a cancerous political environment. Through all of this, the housing market has continued to heal as home prices are up significantly in the past 12 months. In addition, employment has steadily grown, the U.S. deficit has narrowed, corporate profitability is at a record level, foreign economies (particularly Europe and Japan) appear to be slowly pulling ahead, and confidence among consumers has risen meaningfully.

We believe the economic growth headwind from reduced government spending should be a small fraction of the 1.5% of gross domestic product hit the U.S. economy absorbed in 2013. Foreign economies are better with improving manufacturing and consumer demand data in places like Europe. Anxiety over changing Fed policy should be diminished. Politicians appear set to avoid a repeat of the past two confidence-destroying budget debates. The U.S. appears well on its way to approaching near energy independence over the long-term. That said, equity market valuations are higher than they were a year ago, and recent stock price performance has been driven more by higher P/E multiples than better earnings growth.

We believe that we are still at the early stages of an unwinding of excess optimism in the bond markets. After funneling nearly $1.2 trillion into bond funds between 2008 and the beginning of 2013 (and taking nearly $600 million out of domestic equity funds), we think that investors must grapple with the potential for zero or negative returns in bond funds as interest rates normalize. To us, this means the prospect of significant inflows into equities over the mid- to long-term, and the possibility of higher equity valuations is strong. We hope that the movement out of bonds is a drift rather than a stampede, as a quick rise in interest rates would be an unwelcome event in the equity markets. And as we've learned over the past several years, we live in an ever-changing global economy with surprises around every corner.

Whether the short-term environment favors growth or value stocks, or one style versus another, the Fund's multi-year investment strategy remains unchanged. The Fund's goal is to invest in companies ahead of the market's rising expectations, and to seek companies we believe offer competitive positioning to be industry leaders.

We look to identify two broad sets of catalysts for the companies the Fund owns. Roughly half of the portfolio is expected to see earnings improvement driven by underappreciated macro themes. For example, we believe the adoption of the mobile internet remains a significant global theme that is reshaping most industries. Even though most consumers in developed economies have mobile devices, usage continues to increase. This is a benefit to holdings such as Facebook and Alliance Data Systems Corp., whose sales growth rates are uniquely tied to more consumers moving more everyday tasks to mobile devices.

The other set of catalysts is based on earnings outperformance driven by company-specific actions. The Fund recently added Delphi Corporation, a company we believe has a dominant position in providing automakers content to the high-growth areas of fuel economy, infotainment and active safety technologies. We think these business initiatives will drive greater than expected revenue growth and margin expansion.

For the past year, there has been a more cyclical tilt in the portfolio. This positioning remains due to our belief that economic data will continue to strengthen while monetary policy will remain accommodative. We continue to find more value in companies whose business is more levered to an improving economy than companies that have a more defensive non-cyclical business. This is likely to remain in place over a multi-year time frame as interest rate levels begin to normalize in the U.S. and the conviction in a self-sustaining recovery cements itself. Thank you for your continued support and we look forward to updating you next year.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Core Equity Fund's performance.

Asset Allocation

Stocks	**96.9%**
Consumer Discretionary	23.7%
Industrials	17.8%
Information Technology	15.0%
Financials	10.4%
Health Care	9.1%
Consumer Staples	8.5%
Energy	6.5%
Materials	5.9%
Cash and Cash Equivalents	**3.1%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	289/932	31
3 Year	405/832	49
5 Year	113/760	15
10 Year	27/524	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Bank of America Corp.	Financials
Canadian Pacific Railway Ltd.	Industrials
Applied Materials, Inc.	Information Technology
American International Group, Inc.	Financials
Pentair, Inc.	Industrials
MasterCard, Inc., Class A	Information Technology
Citigroup, Inc.	Financials
Anheuser-Busch InBev S.A. ADR	Consumer Staples
Adobe Systems, Inc.	Information Technology
Noble Energy, Inc.	Energy

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



		$22,628
Ivy Core Equity Fund, Class A Shares[1]		$22,628
S&P 500 Index		$20,452

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	15.71%	17.62%	21.79%	15.52%	23.18%	22.41%	23.14%
5-year period ended 3-31-14	20.06%	20.15%	20.57%	20.03%	21.94%	—	21.71%
10-year period ended 3-31-14	8.51%	8.10%	8.32%	—	—	—	9.35%
Since inception of Class through 3-31-14[4]	—	—	—	7.28%	8.85%	25.09%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS
Ivy Core Equity Fund *(in thousands)*

MARCH 31, 2014

COMMON STOCKS	Shares	Value
Apparel Retail – 0.9%		
Limited Brands, Inc.	140	$ 7,948
Apparel, Accessories & Luxury Goods – 1.8%		
Polo Ralph Lauren Corp.	99	15,868
Application Software – 3.0%		
Adobe Systems, Inc. (A)	400	26,316
Biotechnology – 3.9%		
Alexion Pharmaceuticals, Inc. (A)	118	17,982
Biogen Idec, Inc. (A)	53	16,211
		34,193
Brewers – 3.1%		
Anheuser-Busch InBev S.A. ADR	252	26,546
Broadcasting – 2.6%		
CBS Corp., Class B	365	22,541
Cable & Satellite – 4.4%		
Comcast Corp., Class A	439	21,973
Time Warner Cable, Inc.	121	16,585
		38,558
Casinos & Gaming – 1.0%		
Las Vegas Sands, Inc.	107	8,676
Construction & Farm Machinery & Heavy Trucks – 2.4%		
Cummins, Inc.	143	21,306
Consumer Electronics – 1.7%		
Harman International Industries, Inc.	139	14,811
Data Processing & Outsourced Services – 4.2%		
Alliance Data Systems Corp. (A)	34	9,263
MasterCard, Inc., Class A	369	27,587
		36,850
Diversified Banks – 4.0%		
Bank of America Corp.	2,095	36,035
Diversified Chemicals – 4.2%		
Dow Chemical Co. (The)	483	23,445
PPG Industries, Inc.	74	14,335
		37,780
Home Improvement Retail – 1.7%		
Home Depot, Inc. (The)	192	15,177
Hypermarkets & Super Centers – 1.5%		
Costco Wholesale Corp.	119	13,290
Industrial Machinery – 8.0%		
Flowserve Corp.	243	19,037
Pall Corp.	270	24,139
Pentair, Inc.	356	28,283
		71,459

COMMON STOCKS (Continued)	Shares	Value
Internet Retail – 1.2%		
Amazon.com, Inc. (A)	32	$10,701
Internet Software & Services – 1.9%		
Facebook, Inc., Class A (A) . .	279	16,813
Motorcycle Manufacturers – 2.8%		
Harley-Davidson, Inc.	375	24,998
Movies & Entertainment – 2.7%		
Twenty-First Century Fox, Inc.	755	23,505
Multi-Line Insurance – 3.3%		
American International Group, Inc.	575	28,776
Oil & Gas Exploration & Production – 3.6%		
Cabot Oil & Gas Corp.	156	5,289
Noble Energy, Inc.	370	26,312
		31,601
Oil & Gas Refining & Marketing – 2.9%		
Phillips 66	335	25,831
Other Diversified Financial Services – 3.1%		
Citigroup, Inc.	568	27,013
Packaged Foods & Meats – 1.4%		
Mead Johnson Nutrition Co.	152	12,646
Pharmaceuticals – 5.2%		
Bristol-Myers Squibb Co.	390	20,265
Pfizer, Inc.	203	6,533
Shire Pharmaceuticals Group plc ADR	131	19,472
		46,270
Railroads – 5.8%		
Canadian Pacific Railway Ltd.	229	34,374
Kansas City Southern	163	16,615
		50,989
Research & Consulting Services – 1.6%		
Nielsen Holdings N.V.	312	13,933
Restaurants – 2.9%		
Chipotle Mexican Grill, Inc., Class A (A)	23	12,952
YUM! Brands, Inc.	172	12,967
		25,919
Semiconductor Equipment – 3.6%		
Applied Materials, Inc.	1,563	31,906
Semiconductors – 2.3%		
Texas Instruments, Inc.	430	20,265
Specialty Chemicals – 1.7%		
LyondellBasell Industries N.V., Class A	165	14,662

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 2.5%		
Philip Morris International, Inc.	275	$ 22,520
TOTAL COMMON STOCKS – 96.9%		$855,702
(Cost: $660,630)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.1%		
Air Products and Chemicals, Inc., 0.090%, 4–11–14 (B) . .	$6,000	6,000
BMW U.S. Capital LLC (GTD BMW AG), 0.080%, 4–9–14 (B) . . .	3,000	3,000
Diageo Capital plc (GTD by Diageo plc), 0.250%, 5–16–14 (B) . .	3,553	3,552
Kroger Co. (The), 0.190%, 4–1–14 (B) . . .	3,362	3,362
Wisconsin Gas LLC, 0.070%, 4–3–14 (B) . . .	3,000	3,000
		18,914
TOTAL SHORT-TERM SECURITIES – 2.1%		$ 18,914
(Cost: $18,914)		
TOTAL INVESTMENT SECURITIES – 99.0%		$874,616
(Cost: $679,544)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		8,996
NET ASSETS – 100.0%		$883,612

26 ANNUAL REPORT **2014**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2014.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$208,702	$ —	$ —
Consumer Staples	75,002	—	—
Energy	57,432	—	—
Financials	91,824	—	—
Health Care	80,463	—	—
Industrials	157,687	—	—
Information Technology	132,150	—	—
Materials	52,442	—	—
Total Common Stocks	$855,702	$ —	$ —
Short-Term Securities	—	18,914	—
Total	$855,702	$ 18,914	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Andrew Massie

Ivy Cundill Global Value Fund is subadvised by Mackenzie Financial Corporation.

Below, Andrew Massie, Ivy Cundill Global Value Fund manager, discusses positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Massie has 31 years of industry experience and has managed the Fund since December 2007.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014

Ivy Cundill Global Value Fund (Class A shares at net asset value)	22.41%
Ivy Cundill Global Value Fund (Class A shares including sales load)	15.34%
Benchmark(s) and/or Lipper Category	
MSCI World Index (generally reflects the performance of securities that represent the global stock market)	19.07%
Lipper Global Multi-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	18.86%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Solid performance gains in volatile markets

Equity and fixed-income markets were volatile in the fiscal year ended March 31, 2014. Early in the year, economic growth remained slow in key countries, although it improved somewhat as the year progressed. During the second quarter of 2013, volatility in the markets spiked due to concerns regarding U.S. Federal Reserve (Fed) monetary policy. A sell-off in stocks and bonds rolled across the globe in June after former Fed Chairman Ben Bernanke remarked the central bank may begin to reduce purchases under its $85 billion bond purchase program before year end. As a result, money began to flee various emerging markets where currencies had been strengthening and yields had been high. Bond markets were hit hard and currencies weakened along with equities. Moving into 2014, the U.S. economy slowed, but maintained steady economic growth in the quarter. Despite mixed economic reports, the markets continued to react positively to improvements in consumer spending, productivity and an increase in business investment. In Europe, market data was more or less the same, though the European Central Bank (ECB) continued to voice fear of deflation — largely in an effort to talk down the euro.

For the 12 months ending March 31, 2014, the Fund posted solid positive performance and outperformed its benchmark. Performance was driven primarily by strong stock selection within the consumer discretionary sector, led by holdings in GameStop Corp., a retailer of both new and used video game software and hardware, and Mediaset S.p.A., an Italian-based mass media company. Additionally, exposure to foreign currency benefitted performance, with the exception of the Canadian dollar. Our Japanese yen currency hedge was beneficial as the yen declined relative to the U.S. dollar.

On the other hand, poor stock selection in Asia and emerging markets were detriments to performance for the fiscal year. In addition, the Fund's relatively high cash allocation, averaging approximately 20%, detracted from performance in a rising market. From a deep value perspective, the easy money policies of the major central banks bolstered capital markets and allowed equity prices to inflate. In our opinion, this has resulted in equity markets that increasingly appear to be overvalued. As a result, when we are unable to identify deep value opportunities with adequate margin of safety, cash tends to rise.

Strategies and techniques

Throughout the year, a number of positions that we had purchased in the previous 18 to 24 months began to mature and we either sold or reduced those positions. As a result, our domestic market exposure has declined and is considerably below the benchmark. Due to our valuation concerns, we have added few replacements to the portfolio.

Over the last couple of years, the South Korean market has been a considerable underperformer. In our view, geopolitical concerns, a lack of governance, and increases in rival Japanese exports boosted by a weak yen relative to the won, has resulted in the South Korean market being relatively inexpensive. While concerns exist, we increased our South Korean exposure by roughly 10%, looking for value opportunities. The Fund added four positions through the year covering both domestic and export industries. The largest addition, POSCO, is the world's fourth largest iron and steel company that we believe is a low cost, high value-add producer, trading at multi-year lows and at a fraction of book value. We also increased our European exposure, though marginally. While we sold several positions in the region over the course of the year, we invested in a few new companies that we believe are geared to perform well during the long-term recovery in Europe. We continue to search for what we believe are undervalued opportunities in the region, but remain cautious of the economic challenges that remain in the eurozone.

The other area of focus in the last year has been investing in "special situation" companies. As noted, we believe most equity markets are quite expensive. As such, we looked to alternative investments that we feel provided a margin of safety and upside that was not necessarily correlated to broad market gyrations. Recently we purchased a convertible bond in Blackberry Inc. Ltd, a company that lately has undergone a change in senior management. We believe if new management can effectively lead a business recovery (the CEO has a history of doing so) the Fund can participate in the equity performance; however, if management is unsuccessful, the convertible bond leaves us the principal and a 6% coupon. Albeit a small portion of the Fund, we expect investments like this to be relatively stable with potential upside.

Outlook

As always, there are global issues including China's decelerating gross domestic product (GDP) growth, trouble in emerging markets, deflationary risks in Europe, unemployment in the U.S., and the unknown long-term effects of prolonged quantitative easing. We have seen a long period of market appreciation with less than robust growth in the U.S. In our belief, there are significant pockets of over valuation around the world and seemingly fewer opportunities as money is forced into assets, particularly equities, which create risk. This may continue for some time — we have no way of knowing when it will end — but it will end. We expect to continue searching for disconnects, such as the examples of South Korea and special situations. In addition, we also may witness a small increase in the number of securities in the Fund, accompanied by a decline in market capitalization size, with cash elevated as it is today.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Cundill Global Value Fund.

Ivy Cundill Global Value Fund

ALL DATA IS AS OF MARCH 31, 2014 (UNAUDITED)

Asset Allocation

Stocks	**76.0%**
Financials	23.3%
Consumer Discretionary	15.9%
Industrials	14.6%
Energy	12.3%
Materials	5.3%
Consumer Staples	2.5%
Information Technology	2.1%
Bonds	**2.0%**
Corporate Debt Securities	1.9%
Other Government Securities	0.1%
Cash and Cash Equivalents	**22.0%**

Lipper Rankings

Category: Lipper Global Multi-Cap Value Funds	Rank	Percentile
1 Year	28/98	29
3 Year	42/72	58
5 Year	37/55	67
10 Year	19/31	60

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**32.8%**
United States	26.7%
Canada	6.1%
Europe	**23.6%**
France	6.2%
Germany	4.7%
United Kingdom	4.3%
Other Europe	8.4%
Pacific Basin	**21.6%**
South Korea	10.4%
Japan	6.7%
Hong Kong	4.5%
South America	**0.0%**
Cash and Cash Equivalents	**22.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
American International Group, Inc.	United States	Financials	Multi-Line Insurance
Bank of America Corp.	United States	Financials	Diversified Banks
Citigroup, Inc.	United States	Financials	Other Diversified Financial Services
POSCO	South Korea	Materials	Steel
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	Germany	Financials	Reinsurance
EnCana Corp.	Canada	Energy	Oil & Gas Exploration & Production
Vinci	France	Industrials	Construction & Engineering
News Corp., Class A	United States	Consumer Discretionary	Publishing
Mediaset S.p.A.	Italy	Consumer Discretionary	Broadcasting
SANKYO Co. Ltd.	Japan	Consumer Discretionary	Leisure Products

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



—— Ivy Cundill Global Value Fund, Class A Shares[1]	$16,679
·········· MSCI World Index	$19,370

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	15.34%	17.07%	21.73%	15.40%	22.98%	22.30%	22.76%
5-year period ended 3-31-14	14.87%	14.97%	15.58%	15.12%	16.88%	—	16.86%
10-year period ended 3-31-14	5.25%	4.89%	5.24%	—	—	—	6.41%
Since inception of Class through 3-31-14[4]	—	—	—	2.30%	3.74%	24.10%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) 4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Brazil – 0.0%		
HRT Participacoes Em		
Petroleo S.A. (A)	284	$ 118
Canada – 4.2%		
EnCana Corp.	724	15,486
France – 6.2%		
Compagnie de		
Saint-Gobain	160	9,684
Vinci	178	13,249
		22,933
Germany – 4.7%		
Deutsche Lufthansa AG	61	1,592
Munchener		
Ruckversicherungs-		
Gesellschaft AG, Registered		
Shares	72	15,797
		17,389
Greece – 0.5%		
Intralot S.A. Integrated Lottery		
Systems and Services	626	1,994
Hong Kong – 4.5%		
First Pacific Co. Ltd.	6,167	6,130
Henderson Land		
Development Co. Ltd.	1,803	10,520
		16,650
Italy – 3.3%		
Mediaset S.p.A.	2,186	12,221
Japan – 6.7%		
Honda Motor Co. Ltd.	205	7,207
SANKYO Co. Ltd.	290	12,187
Sega Sammy Holdings,		
Inc.	253	5,669
		25,063
Netherlands – 3.2%		
TNT Express N.V.	747	3,407
TNT Express N.V.	858	8,424
		11,831
Russia – 1.3%		
OAO LUKOIL ADR	90	5,006
South Korea – 10.4%		
Korea Tobacco & Ginseng		
Corp.	70	5,228
LG Corp.	181	9,846
Nongshim Co. Ltd.	14	3,981
POSCO	57	15,882
POSCO ADR	54	3,755
		38,692
United Kingdom – 4.3%		
BP plc ADR	160	7,719
Group 4 Securicor plc	2,059	8,289
		16,008

COMMON STOCKS (Continued)	Shares	Value
United States – 23.6%		
American International		
Group, Inc.	400	$ 20,023
Bank of America Corp. ...	990	17,028
Chesapeake Energy		
Corp.	233	5,977
Citigroup, Inc.	348	16,582
GameStop Corp.,		
Class A	190	7,793
Microsoft Corp.	190	7,780
News Corp., Class A (A) ..	711	12,238
		87,421
TOTAL COMMON		
STOCKS – 72.9%		**$270,812**
(Cost: $212,841)		

PREFERRED STOCKS	Shares	Value
United States – 3.1%		
Chesapeake Energy Corp.,		
5.75% Cumulative (B) ..	10	11,713
TOTAL PREFERRED		
STOCKS – 3.1%		**$ 11,713**
(Cost: $10,733)		

CORPORATE DEBT SECURITIES	Principal	Value
Canada – 1.9%		
BlackBerry Ltd.,		
Convertible,		
6.000%,		
11-30-20 (B) ....$	7,020	7,117
TOTAL CORPORATE DEBT		
SECURITIES – 1.9%		**$ 7,117**
(Cost: $7,020)		

OTHER GOVERNMENT SECURITIES		Principal	Value
Greece – 0.1%			
Hellenic Republic:			
2.000%, 2–24–23 (C) ..EUR		18	20
2.000%, 2–24–24 (C) ..		18	20
2.000%, 2–24–25 (C) ..		18	19
2.000%, 2–24–26 (C) ..		18	18
2.000%, 2–24–27 (C) ..		18	18
2.000%, 2–24–28 (C) ..		19	19
2.000%, 2–24–29 (C) ..		19	19
2.000%, 2–24–30 (C) ..		19	18
2.000%, 2–24–31 (C) ..		19	18
2.000%, 2–24–32 (C) ..		19	18
2.000%, 2–24–33 (C) ..		19	18
2.000%, 2–24–34 (C) ..		19	18
2.000%, 2–24–35 (C) ..		19	17
2.000%, 2–24–36 (C) ..		19	17
2.000%, 2–24–37 (C) ..		19	17
2.000%, 2–24–38 (C) ..		19	17
2.000%, 2–24–39 (C) ...		19	17
2.000%, 2–24–40 (C) ..		19	17
2.000%, 2–24–41 (C) ..		19	17

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
Greece (Continued)		
2.000%, 2–24–42 (C) ..EUR	19	$ 17
0.000%,		
10–15–42 (C)(D)	378	7
		366
TOTAL OTHER GOVERNMENT		
SECURITIES – 0.1%		$ 366
(Cost: $89)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 13.8%		
Fannie Mae Discount		
Notes,		
0.040%, 5–1–14 (E) ...$	2,400	2,400
Federal Home Loan Bank:		
0.045%, 4–7–14 (E) ...	8,500	8,500
0.030%, 4–10–14 (E) ..	1,340	1,340
0.040%, 4–17–14 (E) ..	6,000	6,000
0.020%, 4–28–14 (E) ..	1,100	1,100
0.040%, 4-30-14 (E) ...	2,247	2,247
0.040%, 5–7–14 (E) ...	3,000	3,000
0.040%, 5–14–14 (E) ..	12,100	12,098
0.060%, 5–15–14 (E) ..	2,000	2,000
0.050%, 5–21–14 (E) ..	1,350	1,350
0.050%, 5–22–14 (E) ..	1,000	1,000
0.030%, 6–6–14 (E) ...	1,840	1,840
Freddie Mac Discount		
Notes:		
0.050%, 4–14–14 (E) ..	693	693
0.040%, 5–12–14 (E) ..	5,800	5,800
0.030%, 6–9–14 (E) ...	2,000	2,000
		51,368
Treasury Bills – 3.0%		
U.S. Treasury Bills,		
0.040%, 4–24–14	11,117	11,117
United States Government Agency Obligations – 4.6%		
Overseas Private		
Investment Corp. (GTD		
by U.S. Government):		
0.120%, 4–2–14 (F) ...	3,240	3,240
0.120%, 4–7–14 (F) ...	9,921	10,009
0.120%, 4–7–14 (F) ...	2,000	2,000
0.120%, 4–7–14 (F) ...	1,261	1,261
0.120%, 4–7–14 (F) ...	605	605
		17,115
TOTAL SHORT-TERM		
SECURITIES – 21.4%		$ 79,600
(Cost: $79,510)		
TOTAL INVESTMENT		
SECURITIES – 99.4%		$369,608
(Cost: $310,193)		
CASH AND OTHER ASSETS,		
NET OF LIABILITIES – 0.6%		2,335
NET ASSETS – 100.0%		$371,943

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2014, the total value of these securities amounted to $18,830 or 5.1% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro).

(D) Zero coupon bond.

(E) Rate shown is the yield to maturity at March 31, 2014.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Citibank N.A.	242,750	6–4–14	$ 5	$—
Sell	Japanese Yen	Citibank N.A.	933,600	6–25–14	—	80
Sell	Japanese Yen	Citibank N.A.	600,000	9–10–14	—	1
Sell	Japanese Yen	Morgan Stanley International	553,000	9–10–14	27	—
					$32	$81

Ivy Cundill Global Value Fund (in thousands) MARCH 31, 2014

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 59,309	$ —	$ —
Consumer Staples	9,209	—	—
Energy	34,305	—	—
Financials	86,080	—	—
Industrials	54,491	—	—
Information Technology	7,780	—	—
Materials	19,638	—	—
Total Common Stocks	$270,812	$ —	$ —
Preferred Stocks	—	11,713	—
Corporate Debt Securities	—	—	7,117
Other Government Securities	—	366	—
Short-Term Securities	—	79,600	—
Total	$270,812	$ 91,679	$ 7,117
Forward Foreign Currency Contracts	$ —	$ 32	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 81	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Short-Term Securities
Beginning Balance 4-1-13	$ —	$ 3,259
Net realized gain (loss)	—	—
Net change in unrealized appreciation (depreciation)	97	—
Purchases	7,020	—
Sales	—	—
Amortization/Accretion of premium/discount	—	—
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	(3,259)
Ending Balance 3-31-14	$7,117	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-14	$ 97	$ —

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended March 31, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Corporate Debt Securities	$7,117	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification	
(as a % of net assets)	
Financials	23.3%
Consumer Discretionary	15.9%
Industrials	14.6%
Energy	12.3%
Materials	5.3%
Information Technology	4.0%
Consumer Staples	2.5%
Other Government Securities	0.1%
Other+	22.0%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Cynthia P. Prince-Fox

Cynthia P. Prince-Fox, who has 31 years of industry experience, became portfolio manager of the Ivy Dividend Opportunities Fund on July 2, 2013. Prior to that date, the Fund had been managed by David P. Ginther, CFA, since its inception in 2003. Below, Ms. Prince-Fox discusses positioning, performance and results for the fiscal year ended March 31, 2014.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Dividend Opportunities Fund (Class A shares at net asset value)	20.70%
Ivy Dividend Opportunities Fund (Class A shares including sales charges)	13.75%
Benchmark(s) and/or Lipper Category	
Russell 1000 Index (generally reflects the performance of stocks that represent the equity market)	22.41%
Lipper Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	17.75%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

Despite volatility during the fiscal year, U.S. equities posted a positive return in the final quarter, capping off a strong year. The Russell 1000 Index gained during the quarter ending March 31, 2014, bringing the fiscal year 2014 return to 22.41%. Every sector in the Russell 1000 was positive for the year. As the year began, investors bid up some of the most defensive sectors as the quest for yield moved from bonds to stocks. Utilities, consumer staples and health care handily outperformed the more cyclically exposed sectors. Then on May 22, 2013, the Federal Reserve (Fed) raised the possibility of tapering the U.S. central bank security purchases from $85 billion a month to something lower. These comments fueled investor nervousness that the Fed could begin reducing its sizeable bond-buying program sometime in the coming months. This commentary started the big "refocus" of what this would ultimately mean for both equity and fixed-income markets. Investors began to think about the possibility of rising rates, selling those stocks that acted most like bonds. The refocus drove outperformance by mostly cyclical sectors: consumer discretionary, industrials and financials. Largely in line with what we would expect of a primarily cyclical, optimism-driven rally. As the year progressed, many defensive sectors were again the preferred investment. This redirection occurred despite the Fed further tapering the stimulus program and hinting that the first interest rate increase would be coming sooner than previously anticipated.

Industrials, consumer discretionary and technology all posted strong gains in the index. The laggards, which still finished in positive territory, included the typically defensive utilities, consumer staples and telecommunications. The best performing sector for year was health care, led by significant moves in biopharmaceuticals.

Contributors and detractors

Despite strong absolute returns, the Fund underperformed its benchmark during the period. Most of the underperformance occurred during the first fiscal quarter where we were underweight utilities. Stock selection in materials, consumer staples and health care were significant detractors to relative performance for the year. Cisco Systems, Inc. was a notable detractor. In November, Cisco announced earnings and noted that it had experienced a sudden broad-based slowdown across its entire business, resulting in a significant guide down for the coming quarter. While a number of macro issues were cited, the magnitude was particularly surprising given that global gross domestic product growth had been weak, but not disastrous. For now, we have reduced the Fund's position size and look for price support given a strong capitol return program in the form of dividends and share repurchases. From a longer term standpoint, Cisco appears to be re-focused and well-positioned to capitalize on the major secular technology trends, such as cloud, mobility and virtualization.

The Fund benefitted from positive stock selection in several sectors, including energy, industrials and financials. Standout individual performers came from a variety of sectors and themes. Leading contributors included Wynn Resorts, Ltd., Boeing Company (The) and Union Pacific Corporation.

Wynn Resorts benefited both from a strong Macau gaming market, changes to its customer approach and greater visibility to the opening of its new property. Macau gaming revenues were up 20% in the first quarter of 2014, well above expectations. Wynn Resorts specifically improved its marketing toward the premium mass customer, which accelerated growth during the fourth quarter of 2013, which was reported in January 2014. In addition, as the opening of Wynn Resorts' new Macau property in 2016 draws closer, investors are more willing to attribute value to the significant earnings ramp that will occur at opening.

Boeing is the world's largest manufacturer of commercial and military aircraft. The Fund's initial investment was based on the assumption that global air traffic would recover from the trough of 2008/2009. While this long-term thesis continues to play out, we were encouraged by the company's recent 50% dividend increase and $10 billion share repurchase increase. These moves appear to signal strong confidence in Boeing's cash outlook moving forward, and we believe this should be supportive of future stock performance.

Union Pacific is the largest of the seven Class 1 railroads and controls much of the Midwestern and western U.S. traffic. In the past 10 years, the company has benefitted from the shift form regulated pricing to competitive pricing, resulting in strong earnings and stock performance. Secondarily, in just three short years, the crude-by-rail business model has evolved from one of relative obscurity into what is now regarded as one of the most dynamic business opportunities for North American Class 1 railroads.

While we have made a number of changes to the Fund since I assumed responsibility in July, the dividend growth strategy still remains the focus. We continue to believe this will be a viable strategy long-term as investors seek out investments that pay dividends given the absolute low level of interest rates. This dividend quest seems to have resonated with companies as more have returned excess capital in the form of dividends and buybacks. In 2013, dividend increases surged 11.8%, led by a 36.4% increase in dividends from the technology sector. The capital return theme played an important role in the Fund as a number of holdings rewarded shareholders with rising dividends and healthy share buybacks.

Outlook

As we look forward, we believe profit growth will ultimately be the driver of market performance. Stock prices have been remarkably resilient in the face of innumerable macro events since 2009, primarily as a result of a more than doubling in corporate profits. This outstanding profits recovery has occurred in a modest growth environment as corporations have become lean and mean. A return of confidence will be needed for housing to sustain its recovery and capital expenditures to resume. Otherwise, stock performance may have borrowed from the future as we move through 2014. In addition, there was much discussion about this year's never-ending winter and how markets will interpret weakness in the headline numbers. While it is difficult to predict, we expect a bounce back in the second quarter, with a lot of noise in the numbers. While there is never any shortage of things to worry about for investors these days, and the fourth quarter 2014 was no exception, we will continue to focus on the long-term potential of investments we make in the Fund's portfolio.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. Dividend-paying instruments may not experience the same price appreciation as non-dividend paying investments. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Dividend Opportunities Fund's performance.

Ivy Dividend Opportunities Fund

Asset Allocation

Stocks	**98.8%**
Industrials	16.4%
Consumer Discretionary	15.0%
Information Technology	14.6%
Energy	12.5%
Financials	12.0%
Consumer Staples	10.6%
Health Care	10.6%
Materials	5.6%
Telecommunication Services	1.5%
Cash and Cash Equivalents	**1.2%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	91/428	22
3 Year	282/308	92
5 Year	227/268	85
10 Year	74/153	49

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
JPMorgan Chase & Co.	Financials
Microchip Technology, Inc.	Information Technology
Anheuser-Busch InBev S.A. ADR	Consumer Staples
Union Pacific Corp.	Industrials
Wynn Resorts Ltd.	Consumer Discretionary
Schlumberger Ltd.	Energy
Bristol-Myers Squibb Co.	Health Care
Wells Fargo & Co.	Financials
Home Depot, Inc. (The)	Consumer Discretionary
Pfizer, Inc.	Health Care

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



Ivy Dividend Opportunities Fund, Class A Shares(1).............	$19,893
Russell 1000 Index.....................................	$21,191

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B(3)	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	13.75%	15.70%	19.85%	13.57%	21.06%	20.29%	20.74%
5-year period ended 3-31-14	15.74%	15.95%	16.31%	15.67%	17.53%	—	17.25%
10-year period ended 3-31-14	7.12%	6.78%	6.97%	—	—	—	7.90%
Since inception of Class through 3-31-14(4)	—	—	—	4.08%	5.52%	23.52%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Dividend Opportunities Fund (in thousands) MARCH 31, 2014

COMMON STOCKS	Shares	Value
Advertising – 1.7%		
Omnicom Group, Inc. (A)	92	$ 6,668
Aerospace & Defense – 6.5%		
Boeing Co. (The)	62	7,724
Honeywell International, Inc.	94	8,714
Lockheed Martin Corp.	40	6,603
Meggitt plc (B)	200	1,604
		24,645
Apparel Retail – 2.1%		
Limited Brands, Inc.	141	8,024
Asset Management & Custody Banks – 1.3%		
Northern Trust Corp.	79	5,192
Auto Parts & Equipment – 1.9%		
Allison Transmission Holdings, Inc.	250	7,472
Brewers – 3.2%		
Anheuser-Busch InBev S.A. ADR	117	12,326
Cable & Satellite – 3.9%		
Comcast Corp., Class A	172	8,579
Time Warner Cable, Inc.	45	6,228
		14,807
Casinos & Gaming – 3.0%		
Wynn Resorts Ltd.	50	11,004
Communications Equipment – 1.0%		
Cisco Systems, Inc.	176	3,945
Computer Hardware – 1.4%		
Apple, Inc.	10	5,475
Construction & Farm Machinery & Heavy Trucks – 1.7%		
Caterpillar, Inc.	65	6,454
Data Processing & Outsourced Services – 2.6%		
Paychex, Inc.	106	4,496
Visa, Inc., Class A	25	5,440
		9,936
Distillers & Vintners – 1.8%		
Diageo plc ADR	57	7,108
Diversified Banks – 2.6%		
Wells Fargo & Co.	204	10,157
Diversified Chemicals – 3.9%		
Dow Chemical Co. (The)	145	7,031
PPG Industries, Inc.	42	8,183
		15,214
Home Improvement Retail – 2.4%		
Home Depot, Inc. (The)	119	9,416
Household Products – 1.7%		
Colgate-Palmolive Co.	98	$ 6,386
Industrial Machinery – 3.8%		
Eaton Corp.	88	6,611
Pentair, Inc.	102	8,053
		14,664
Integrated Oil & Gas – 3.5%		
Exxon Mobil Corp.	72	7,047
Occidental Petroleum Corp.	68	6,442
		13,489
Integrated Telecommunication Services – 1.5%		
Verizon Communications, Inc.	123	5,868
Investment Banking & Brokerage – 2.0%		
Goldman Sachs Group, Inc. (The)	48	7,791
Oil & Gas Equipment & Services – 4.4%		
National Oilwell Varco, Inc.	77	5,969
Schlumberger Ltd.	112	10,959
		16,928
Oil & Gas Storage & Transportation – 4.6%		
Energy Transfer Equity L.P.	113	5,273
MarkWest Energy Partners L.P.	98	6,422
Phillips 66 Partners L.P.	34	1,651
Plains GP Holdings L.P., Class A	162	4,524
		17,870
Other Diversified Financial Services – 3.9%		
JPMorgan Chase & Co.	241	14,604
Packaged Foods & Meats – 1.6%		
Mead Johnson Nutrition Co.	73	6,028
Pharmaceuticals – 10.6%		
Bristol-Myers Squibb Co.	198	10,267
GlaxoSmithKline plc ADR	121	6,465
Johnson & Johnson	88	8,625
Merck & Co., Inc.	109	6,205
Pfizer, Inc.	289	9,267
		40,829
Property & Casualty Insurance – 2.2%		
ACE Ltd.	86	8,470
Railroads – 2.9%		
Union Pacific Corp.	60	11,325
Research & Consulting Services – 1.5%		
Nielsen Holdings N.V.	130	5,822
Semiconductor Equipment – 2.2%		
Applied Materials, Inc.	422	$ 8,625
Semiconductors – 7.4%		
Analog Devices, Inc.	116	6,159
Microchip Technology, Inc.	304	14,517
Texas Instruments, Inc.	162	7,636
		28,312
Specialty Chemicals – 1.7%		
LyondellBasell Industries N.V., Class A	73	6,484
Tobacco – 2.3%		
Philip Morris International, Inc.	107	8,776
TOTAL COMMON STOCKS – 98.8%		**$380,114**
(Cost: $261,725)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 0.5%		
Kroger Co. (The), 0.190%, 4–1–14 (C)	$2,000	2,000
Master Note – 0.6%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (D)	2,368	2,368
TOTAL SHORT-TERM SECURITIES – 1.1%		**$ 4,368**
(Cost: $4,368)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$384,482**
(Cost: $266,093)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**345**
NET ASSETS – 100.0%		**$384,827**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Rate shown is the yield to maturity at March 31, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$380,114	$ —	$ —
Short-Term Securities	—	4,368	—
Total	$380,114	$ 4,368	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Frederick Jiang



Jonas Krumplys

Below, Frederick Jiang, CFA, and Jonas M. Krumplys, CFA, portfolio managers of Ivy Emerging Markets Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2014. On February 11, 2014, the name of the Ivy Pacific Opportunities Fund was changed to Ivy Emerging Markets Equity Fund and its strategy was changed to reflect a concentration in emerging market equity securities. Performance prior to such time in part reflects the Ivy Pacific Opportunities Fund's former strategy to invest primarily in Pacific region equity securities, and the Fund's performance may have differed if the Ivy Emerging Markets Equity Fund's current strategy had been in place during that time. On March 17, 2014, Ivy Asset Strategy New Opportunities Fund merged into Ivy Emerging Markets Equity Fund. The Ivy Asset Strategy New Opportunities Fund has been liquidated and has terminated operations as a management investment company. Mr. Jiang has 20 years in the industry and 10 years with the Ivy Emerging Markets Equity Fund (formerly the Ivy Pacific Opportunities Fund). Mr. Krumplys has 32 years in the industry and managed the Ivy Asset Strategy New Opportunities Fund since its inception in May 2010. Mr. Krumplys has managed the Ivy Emerging Markets Equity Fund since March 17, 2014.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014

Ivy Emerging Markets Equity Fund (Class A shares at net asset value)	8.95%
Ivy Emerging Markets Equity Fund (Class A shares including sales charges)	2.66%
Benchmark(s) and/or Lipper Category	
MSCI AC Asia Ex Japan Index (generally reflects the performance of stocks that represent Asia stocks outside of Japan)	2.79%
Lipper Pacific Ex Japan Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	2.64%
MSCI Emerging Markets Index (generally reflects the performance of stocks that represent Asia stocks outside of Japan)	–1.43%
Lipper Emerging Markets Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–0.71%

Multiple indexes are shown because the change in the Fund's investment mandate on February 11, 2014, caused a change in its benchmark index to the MSCI Emerging Markets Index, which provides a better benchmark for the Fund in light of the types of securities in which it invests.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Turbulent year, but potential for global growth

Emerging market currencies, fixed income and equities were extremely volatile during the fiscal year, with dramatic underperformance compared to developed markets. Investors focused on the continuing recovery in developed markets and began to accelerate their selling of emerging market assets during the middle of 2013, when former Federal Reserve (Fed) Chairman Ben Bernanke indicated that the Fed would begin to "taper" its bond purchases as soon as September. Emerging markets with high inflation, slowing growth and significant current account deficits were particularly vulnerable to this news. The Fed then backed away from that timetable, but eventually implemented a reduction in its bond purchases from $85 billion to $75 billion per month. Then in early 2014, the Fed dropped its prior link between interest rates and an unemployment rate threshold below 6.5%, saying it instead would consider a range of factors to determine how long to keep rates low. It again reduced the pace of its bond-buying program early this year, taking it to $55 billion per month. That may have changed for emerging markets, as many began to outperform developed markets as the fiscal year ended.

Concerns about China, the world's second-largest economy, also weighed heavily on investor sentiment. A broad reform package released late in 2013 led to a short-term rally in its markets, but investor hopes for a quick fix for that economy ended quickly. The "Fragile Five" — India, Indonesia, Brazil, South Africa and Turkey — are relatively large emerging market economies with unfavorable economic metrics. These countries have relied heavily on foreign investment flows into local bond, equity and fixed assets. The hint that U.S. policy rates would begin to rise led to a sharp spike in local interest rates and a significant drop in currency exchange rates. In addition, civil unrest in Turkey, Brazil, Thailand, Argentina, Ukraine and Venezuela combined to damage investor sentiment during the year. Geopolitics took center stage in early 2014 after protests in Ukraine led to violence and a change in leadership there. Russia then moved to annex Crimea — home to Russia's Black Sea naval fleet and key ports – from Ukraine via a referendum vote of the largely Russian population in Crimea. The U.S. and European Union followed with economic sanctions on Russia because of its actions against the Ukrainian territory.

Stock selections, sector allocations in focus

For the period from March 31, 2013, to February 10, 2014 — prior to the Ivy Pacific Opportunities Fund's change in name and strategy — the Fund outperformed its benchmark index. On February 11, 2014, it was renamed Ivy Emerging Markets Equity Fund and its strategy was changed to reflect a concentration in emerging market equity securities. The Fund's stock selections in China and allocations to consumer discretionary and internet sectors contributed positively to relative performance during the period from March 31, 2013, to February 10, 2014. The Fund's growth bias served it well as higher growth sectors performed well against slower growth, value-oriented sectors such as financials, telecommunications and utilities.

Individual stock selection in China, Hong Kong, Indonesia and South Korea accounted for the majority of the Fund's outperformance. In China and Hong Kong, our exposure to high-growth "new economy" industries was an important contributor. Key contributors included Galaxy Entertainment Group Limited, which owns and operates hotels and casinos in Macau and is a key beneficiary of the growth of China's middle class; Baidu.com, Inc., China's dominant online search engine; and Just Dial Ltd., which operates a telephone/internet search engine and provides consumers comprehensive information.

We maintained an underweight allocation in the Fund to the financials and materials sectors, which was beneficial for performance. Both sectors in emerging markets experienced rapid expansion as global central banks generated economic stimulus after the 2008 global financial crisis. As a result, China has huge excess capacity and Brazil and India face serious inflation problems, which led to rising non-performing loans in China, rising interest rates in India and Brazil and generally high inventory of raw materials globally. Stock valuations in these sectors recently have declined to a level well below their historical means. We will watch this trend carefully as we consider future allocations.

The Fund's hedging strategy detracted from performance during the period. We hedged exposure to the South Korean currency (the won) and to China's equity market index via index options in order to reduce the Fund's risk profile. We gained on our stock positions but lost on our hedging strategy. Overall, hedging activities were the largest negative contributor to the relative performance of the Fund.

In the final weeks of the fiscal year following the mandate change and merger with Ivy Asset Strategy New Opportunities Fund, the Fund maintained an overweight in Asian securities. The Fund had a small positive return in the period from February 11, 2014, to March 31, 2014, well below the return of the benchmark index. The overweight positions in Indonesia and India contributed to performance. Exposure to new economy shares, such as those related to the internet, gaming and healthcare/biotechnology, detracted from performance.

Some positives in the near term

The unprecedented multi-decade period of double-digit growth in China's economy, driven by exports, property development and fixed asset investments, appears to have ended. China's leaders have begun to implement a critical package of reforms as they seek to rebalance the economy from exports to domestic consumption. We view the changes as a positive for the intermediate term.

Mexico's leadership has focused on significant reforms and begun the process of opening up the energy sector to foreign investment. We still await details, but we think there is potential for the economy to benefit from additional foreign direct investment in oil and gas exploration, refining, petrochemicals, power plants and infrastructure over the balance of the decade.

We also think growth in gross domestic product (GDP), which has been very slow, is likely to accelerate to mid-single digits. As is the case in China, we believe Mexico's economic reforms will affect its economy in a measured pace.

Elections are taking place in the "Fragile Five" countries. In Indonesia and India, we think new leaders are likely and their key goal will be to reaccelerate economic growth. Both of these countries also have had central banks that tackled short-term current account issues. Brazil has struggled with state intervention in broad sectors of its economy. One of the worst droughts in decades is pressuring inflation and GDP growth on several fronts. Agricultural sector output has been hurt by the lack of rain, and the risk of water and electricity rationing (more than 80% of Brazil's electricity is typically from hydropower) raises concerns about even slower industrial activity. Brazil's sovereign debt was downgraded recently to one level above a junk rating.

As the economic fundamentals worsen, we think the stock market in Brazil may gain the benefit of a potentially more market friendly government from the October elections. We do not expect changes in Turkey and South Africa because of planned elections in those countries.

Domestic consumption from increasing emerging market affluence remains a key driver to improving profits and share price performance for the majority of holdings in the Fund. Country allocations have been an important driver of emerging market performance during the past year. We think there is near-term potential in India and much of the member countries in the Association of South East Asian Nations. We have a similar view about certain sectors in China and Mexico, based on our view of fiscal reforms in those countries. Brazil is not as clear, as we think there is potential for restrictive government policies on many domestic industries if the economy does not stabilize.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Emerging Markets Equity Fund's performance.

Ivy Emerging Markets Equity Fund

ALL DATA IS AS OF MARCH 31, 2014 (UNAUDITED)

Asset Allocation

Stocks	**95.3%**
Information Technology	20.6%
Financials	16.9%
Consumer Discretionary	16.3%
Industrials	13.9%
Consumer Staples	10.8%
Materials	5.8%
Energy	5.2%
Health Care	3.5%
Utilities	1.6%
Telecommunication Services	0.7%
Warrants	**0.0%**
Bullion (Gold)	**0.7%**
Purchased Options	**0.1%**
Bonds	**0.1%**
Corporate Debt Securities	0.1%
Cash and Cash Equivalents	**3.8%**

Lipper Rankings

Category: Lipper Emerging Markets Funds	Rank	Percentile
1 Year	46/630	8
3 Year	177/423	42
5 Year	243/312	78
10 Year	94/152	62

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Pacific Basin	**67.3%**
India	12.1%
South Korea	11.4%
China	10.5%
Taiwan	9.4%
Hong Kong	7.7%
Indonesia	5.3%
Other Pacific Basin	10.9%
North America	**9.2%**
United States	6.7%
Other North America	2.5%
Europe	**7.1%**
South America	**6.3%**
Brazil	6.3%
Other	**4.7%**
Bahamas/Caribbean	**0.8%**
Bullion (Gold)	**0.7%**
Cash and Cash Equivalents and Options	**3.9%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Galaxy Entertainment Group	Hong Kong	Consumer Discretionary	Casinos & Gaming
Larsen & Toubro Ltd.	India	Industrials	Construction & Engineering
Chicago Bridge & Iron Co. N.V., NY Shares	Netherlands	Industrials	Construction & Engineering
HCL Technologies Ltd.	India	Information Technology	IT Consulting & Other Services
Fosun International Ltd.	Hong Kong	Materials	Steel
PT Bank Mandiri (Persero) Tbk	Indonesia	Financials	Diversified Banks
Hana Financial Group, Inc.	South Korea	Financials	Diversified Banks
Hyundai Motor Co.	South Korea	Consumer Discretionary	Automobile Manufacturers
Copa Holdings S.A., Class A	Panama	Industrials	Airlines
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



Ivy Emerging Markets Equity Fund, Class A Shares[1]	$22,052
MSCI AC Asia Ex Japan Index	$25,343
MSCI Emerging Markets Index	$26,196

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E[4]	Class I	Class R	Class Y
1-year period ended 3-31-14	2.66%	3.47%	8.06%	3.04%	9.52%	8.75%	9.19%
5-year period ended 3-31-14	11.12%	11.00%	11.60%	11.57%	13.03%	—	12.73%
10-year period ended 3-31-14	8.23%	7.68%	8.03%	—	—	—	9.17%
Since inception of Class through 3-31-14[5]	—	—	—	2.90%	3.93%	5.65%	—

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.*

(3) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.*

(4) *Class E shares are not currently available for investment.*

(5) *4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).*

As discussed above, effective February 11, 2014, Ivy Pacific Opportunities Fund changed its name to Ivy Emerging Markets Equity Fund and its strategy was changed to reflect a concentration in emerging market equity securities . As a result, the Fund's benchmark was changed to MSCI Emerging Markets Index. We believe this index is more representative of the securities in which the Fund invests. For comparison purposes, the prior benchmark MSCI AC Asia ex Japan Index is included in this report. Performance prior to February 11, 2014 reflects the Fund's former strategy.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Emerging Markets Equity Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Brazil – 6.3%		
BRF-Brasil Foods S.A.	555	$11,120
BRMalls Participacoes S.A.	824	7,080
Companhia Vale do Rio Doce, Class A	648	8,086
Kroton Educacional S.A.	298	6,472
MercadoLibre, Inc.	39	3,668
Raia Drogasil S.A.	1,143	9,858
		46,284
Cayman Islands – 0.8%		
SouFun Holdings Ltd. ADR	87	5,927
China – 10.5%		
58.com, Inc. ADR (A)	45	1,886
Anton Oilfield Services Group	7,792	4,953
AviChina Industry & Technology Co. Ltd., H Shares	12,296	6,848
Baidu.com, Inc. ADR (A)	66	10,046
Biostime International Holdings Ltd.	386	2,644
Bona Film Group Ltd. ADR (A)	501	3,141
China Petroleum & Chemical Corp., H Shares	13,376	11,968
GCL-Poly Energy Holdings Ltd.	11,824	4,268
Guangzhou Baiyunshan Pharmaceutical Holdings Co. Ltd., H Shares (A)	1,584	5,371
Guodian Technology & Environment Group Corp. Ltd.	20,881	5,546
Li Ning Co. Ltd.	6,979	4,715
Ping An Insurance (Group) Co. of China Ltd., A Shares	1,410	8,514
SINA Corp. (A)	100	6,029
YuanShengTai Dairy Farm Ltd. (A)	12,600	2,128
		78,057
Cyprus – 1.1%		
QIWI plc ADR	230	7,980
Denmark – 0.8%		
Chr. Hansen Holding A/S	126	4,999
Novozymes A/S, Class B	28	1,240
		6,239
Hong Kong – 7.7%		
China Modern Dairy Holdings Ltd., H Shares (A)	18,294	7,854
Chow Tai Fook Jewellery Group Ltd.	7,700	12,131
Fosun International Ltd.	12,421	15,613
Galaxy Entertainment Group	2,450	21,305
		56,903

COMMON STOCKS (Continued)	Shares	Value
India – 12.1%		
Axis Bank Ltd.	195	$ 4,771
Cairn India Ltd.	1,664	9,276
DLF Ltd.	2,535	7,489
HCL Technologies Ltd.	725	16,884
HDFC Bank Ltd.	789	9,887
Just Dial Ltd. (A)	357	9,252
Kaveri Seed Co. Ltd.	58	624
Larsen & Toubro Ltd.	811	17,269
Lupin Ltd.	379	5,924
Page Industries Ltd.	30	3,253
United Spirits Ltd.	71	3,139
YES BANK Ltd.	357	2,474
		90,242
Indonesia – 5.3%		
PT Bank Mandiri (Persero) Tbk	18,400	15,306
PT Bank Rakyat Indonesia	3,829	3,227
PT Jasa Marga (Persero) Tbk	11,280	5,958
PT Lippo Karawaci Tbk	89,341	8,533
PT Semen Gresik (Persero) Tbk	4,398	6,117
		39,141
Israel – 1.2%		
Teva Pharmaceutical Industries Ltd. ADR	163	8,604
Japan – 2.2%		
Nihon Densan Kabushiki Kaisha	82	4,976
Softbank Corp.	72	5,418
Suzuki Motor Corp.	218	5,680
		16,074
Malaysia – 1.6%		
Tenaga Nasional Berhad	3,233	11,842
Mexico – 2.5%		
BanRegio Grupo Financiero S.A.B. de C.V.	422	2,452
CEMEX, S.A.B. de C.V. (A)	5,695	7,219
Grupo Lala, S.A.B. de C.V.	909	1,879
OHL Mexico, S.A.B. de C.V. (A)	1,289	3,344
Promotora y Operadora de Infraestructura S.A.B. de C.V. (A)	282	3,792
		18,686
Netherlands – 2.3%		
Chicago Bridge & Iron Co. N.V., NY Shares	195	16,959
Norway – 0.4%		
Renewable Energy Corp. ASA (A)	4,744	3,093
Panama – 2.0%		
Copa Holdings S.A., Class A	101	14,696

COMMON STOCKS (Continued)	Shares	Value
Philippines – 2.8%		
Emperador, Inc. (A)	8,451	$ 2,201
GT Capital Holdings, Inc.	273	4,780
LT Group, Inc.	8,524	3,315
Robinsons Retail Holdings, Inc. (A)	6,666	10,109
		20,405
Russia – 2.5%		
Magnit OJSC GDR	208	11,376
Sberbank of Russia ADR	764	7,429
		18,805
Singapore – 2.0%		
Golden Agri-Resources Ltd.	13,067	5,973
Keppel Corp. Ltd.	1,033	8,942
		14,915
South Africa – 1.5%		
Naspers Ltd., Class N	98	10,856
South Korea – 11.4%		
Hana Financial Group, Inc.	407	14,883
Hyundai Mobis	33	9,896
Hyundai Motor Co.	63	14,865
Kia Motors Corp.	93	5,202
Kolao Holdings	82	1,906
Naver Corp.	16	11,395
Samsung Fire & Marine Insurance Co. Ltd.	26	5,861
SK Energy Co. Ltd.	64	7,370
SK hynix, Inc.	383	12,961
		84,339
Taiwan – 9.4%		
Advanced Semiconductor Engineering, Inc.	8,101	8,992
Cathay Financial Holding Co. Ltd.	5,855	8,536
Delta Electronics, Inc.	1,515	9,353
MediaTek, Inc.	924	13,639
Novatek Microelectronics Corp.	1,887	8,644
Taiwan Semiconductor Manufacturing Co. Ltd.	3,766	14,655
Zhen Ding Technology Holding Ltd.	2,348	6,022
		69,841
Thailand – 2.2%		
Charoen Pokphand Foods Public Co. Ltd.	10,273	8,867
Kasikornbank Public Co. Ltd.	1,269	7,239
		16,106
United States – 6.7%		
Balchem Corp.	47	2,470
FLIR Systems, Inc.	67	2,412
Harman International Industries, Inc.	58	6,139

Ivy Emerging Markets Equity Fund (in thousands) MARCH 31, 2014

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Ironwood Pharmaceuticals, Inc., Class A (A)	109	$ 1,337
Kansas City Southern	82	8,333
Kosmos Energy Ltd. (A)	420	4,623
KYTHERA Biopharmaceuticals, Inc. (A)	67	2,664
Las Vegas Sands, Inc.	153	12,338
Pall Corp.	27	2,434
Panera Bread Co., Class A (A)	13	2,224
Revance Therapeutics, Inc. (A)	18	567
WageWorks, Inc. (A)	73	4,118
		49,659
TOTAL COMMON STOCKS – 95.3%		**$705,653**
(Cost: $586,338)		

WARRANTS		
Singapore – 0.0%		
Olam International Ltd., Expires 1–29–18 (B)	411	205
TOTAL WARRANTS – 0.0%		**$ 205**
(Cost: $–)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
ICICI Bank Ltd. ADR, Call $42.00, Expires 1–16–15	1,150	$ 667
TOTAL PURCHASED OPTIONS – 0.1%		**$ 667**
(Cost: $328)		

CORPORATE DEBT SECURITIES	Principal	
Singapore – 0.1%		
Olam International Ltd., 6.750%, 1–29–18	$ 773	805
TOTAL CORPORATE DEBT SECURITIES – 0.1%		**$ 805**
(Cost: $742)		

BULLION – 0.7%	Troy Ounces	
Gold	4	5,136
(Cost: $5,558)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.4%		
Clorox Co. (The), 0.220%, 4–24–14 (C)	$ 4,600	$ 4,599
Danaher Corp., 0.090%, 4–11–14 (C)	3,000	3,000
Roche Holdings, Inc., 0.070%, 4–28–14 (C)	10,000	10,000
		17,599
Master Note – 0.7%		
Toyota Motor Credit Corp., 0.099%, 4-2-14 (D)	4,985	4,985
TOTAL SHORT-TERM SECURITIES – 3.1%		**$ 22,584**
(Cost: $22,584)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$735,050**
(Cost: $615,550)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		**5,290**
NET ASSETS – 100.0%		**$740,340**

Notes to Consolidated Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(C)Rate shown is the yield to maturity at March 31, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date the variable rate resets.

The following total return swap agreements were outstanding at March 31, 2014:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Depreciation
UBS AG, London	$4,719	Daqin Railway Co. Ltd.	12–17–14	USD LIBOR + 0.700%	$(567)

The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

The following forward foreign currency contracts were outstanding at March 31, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Barclays Capital, Inc.	1,895,057	4–28–14	$172	$—

The following written options were outstanding at March 31, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Baidu.com, Inc. ADR	N/A	Put	235	May 2014	$135.00	$ 67	$ (81)
ICICI Bank Ltd. ADR	N/A	Put	1,265	January 2015	20.00	250	(30)
	N/A	Put	1,985	January 2015	28.00	517	(150)
						$834	$(261)

Ivy Emerging Markets Equity Fund (in thousands) MARCH 31, 2014

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$120,121	$ —	$ —
Consumer Staples	78,885	—	—
Energy	38,189	—	—
Financials	124,392	—	—
Health Care	25,707	—	—
Industrials	103,214	—	—
Information Technology	153,381	—	—
Materials	44,504	—	—
Telecommunication Services	5,418	—	—
Utilities	11,842	—	—
Total Common Stocks	$705,653	$ —	$ —
Warrants	205	—	—
Purchased Options	—	667	—
Corporate Debt Securities	—	805	—
Bullion	5,136	—	—
Short-Term Securities	—	22,584	—
Total	$710,994	$ 24,056	$ —
Forward Foreign Currency Contracts	$ —	$ 172	$ —
Liabilities			
Swap Agreements	$ —	$ 567	$ —
Written Options	$ 80	$ 181	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
OTC = Over the Counter

Market Sector Diversification	
(as a % of net assets)	
Information Technology	20.6%
Financials	16.9%
Consumer Discretionary	16.3%
Industrials	13.9%
Consumer Staples	10.9%
Materials	5.8%
Energy	5.2%
Health Care	3.5%
Utilities	1.6%
Telecommunication Services	0.7%
Other+	4.6%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy European Opportunities Fund

(UNAUDITED)



Robert E. Nightingale

Below, Robert E. Nightingale, portfolio manager of the Ivy European Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Nightingale has managed the Fund since October 2013, and he has 18 years of industry experience. Previously the Fund was managed by Thomas A. Mengel (retired), who had managed the Fund since July 2009.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy European Opportunities Fund (Class A shares at net asset value)	20.83%
Ivy European Opportunities Fund (Class A shares including sales load)	13.86%
Benchmark(s) and/or Lipper Category	
MSCI Europe Index (generally reflects the performance of securities representing the European stock market)	24.50%
Lipper European Region Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	26.50%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

European markets posted solid performance

International markets performed well over the fiscal year ending March 31, 2014. The Fund's benchmark, the MSCI Europe Index, was up more than 20% for the year. Despite having trailed its benchmark, the Fund posted solid performance for the period. Despite gains, international markets remained volatile but much less than the previous two years. During the second quarter of 2013, market volatility spiked due to concerns regarding U.S. Federal Reserve (Fed) monetary policy. A sell-off in stocks and bonds rolled across the globe in June after former Fed Chairman Ben Bernanke remarked the central bank may begin to reduce purchases under its $85 billion bond purchase program before year end. As a result, money began to flee various emerging markets where currencies had been strengthening and yields had been high. Bond markets were hit hard and currencies weakened along with equities. While the gut reaction didn't last long (Fed governors eventually said the right things to counter the decline), it created an element of market uncertainty. Shortly after, the markets reacted positively to signs that the economic recovery in the U.S. had gained steadiness and to the apparent end of self- inflicted political scares over budget talks.

In Europe, markets were broadly stronger and, similar to the U.S., performance seemed to originate from multiple expansion rather than earnings or cash flow growth. As a result, Europe posted gains; however, general economic growth has been tepid. Currently, the European Central Bank (ECB) remains vigilant for signs of deflation or additional indicators of economic stress, recently mentioning potential "unconventional" easing in efforts to weaken the euro. Monetary policy has remained very loose around the world, which has provided incentive for investors to seek returns in higher yielding bonds and stocks.

Portfolio strategy — hits and misses

The Fund underperformed the benchmark for the year ending March 31, 2014. The Fund's sector allocation, in particular an underweight allocation to the strong performing financial sector, was the top detractor to performance for the period. Financials were propelled by the aggressive accommodative stance of the ECB. In addition, the Fund's cash allocation (approximately 4%) hurt performance in a rising market. Stock selection accompanied by an overweight allocation to the strong performing information technology sector aided performance. In addition, good stock selection in utilities and consumer staples was beneficial to Fund performance. Top individual contributors to performance included Wirecard AG, which offers internet and wireless payment and processing services, and Ashtead Group, a growing construction rental firm in the U.S. and the U.K.

The Fund's country allocation hurt performance despite relative gains stemming from Germany and Ireland. Our relatively large underweight allocation to Spain was a main detractor for the period. Good stock selection in the U.K. and Switzerland made up for poor picks in Italy and Ireland. Additionally, the Fund implemented an approximate 10% currency hedge to the euro over the fiscal year, which slightly detracted from performance. That said, currency effects benefitted performance overall.

Positioning

The Fund remains overweight industrials, consumer discretionary, information technology and healthcare, while underweight energy, financials, consumer staples and telecommunications. We believe our overweight positions provide solid growth prospects, while our underweight allocations tend to have high relative valuations or slowing earnings momentum. In the consumer discretionary sector, we have invested in companies we believe will benefit from the ongoing recovery in the U.K., or secular growth in Europe. For example, we believe online and mobile payment systems offer the prospect of long-term growth. We are maintaining our underweight position in financials as we believe there are still many challenges facing European banks. From a country allocation standpoint, we continue to have a large overweight in French stocks as we feel investor sentiment will improve as the government reforms roll out this summer. We maintain a partial currency hedge in an effort to protect the Fund against a weaker euro relative to the U.S. dollar. In our view, relatively stronger U.S. growth will initiate the rise of interest rates in the U.S. earlier than abroad.

Outlook — opportunities exist but issues remain

Economic and political issues continue to simmer in Europe, which could result in market fluctuations. However, we believe the economy and the markets are on better footing than a few years ago. We think global economic growth is picking up and monetary policy is likely to remain aggressive for the foreseeable future, but to a lesser extent in the U.S. and the U.K. We think the Fed reducing/ending tapering and beginning to raise interest rates in late 2014 to 2015 will keep the markets on edge.

We continue to follow policies stemming from the U.K. and the rest of Europe, including stimulation, reforms and regulation measures from foreign governments and the ECB. Another key factor is whether businesses, which are flush with cash, will increase spending, mergers and acquisitions, share repurchases or dividends, as they gain confidence surrounding the economy's future. All else equal, that should help the markets. Furthermore, we believe China's multi-year rebalancing to a more consumer-based economy as well as its anticorruption efforts need to be monitored. In our view, these changes will have lasting impacts throughout the global marketplace in shaping gross domestic product (GDP) growth, commodity prices and multinational profits based in Europe. We are concerned that slower GDP growth will slow profit potential for European firms.

We will continue to look for companies that we believe are attractive and demonstrate strong cash generation and healthy balance sheets that appear to be poised to benefit from this growth. In our view, the strongest long-term GDP growth will still occur in emerging markets and the U.S. due to better demographics and a better business climate. In an effort to capture this, we will continue to invest in European multinationals with exposure to the U.S. and/or emerging markets. We remain focused on stocks that we consider are of higher quality or improving, which means they offer growth and are positioned well in their industries.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. Focusing on a single geographic region involves increased currency, political, regulatory and other risks. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy European Opportunities Fund.

Ivy European Opportunities Fund

Asset Allocation

Stocks	**96.7%**
Financials	16.0%
Consumer Discretionary	15.4%
Health Care	14.1%
Industrials	10.6%
Consumer Staples	10.4%
Materials	8.3%
Energy	8.2%
Information Technology	5.9%
Utilities	4.3%
Telecommunication Services	3.5%
Rights	**0.0%**
Cash and Cash Equivalents	**3.3%**

Country Weightings

Europe	**94.5%**
United Kingdom	35.0%
France	20.9%
Germany	12.5%
Switzerland	8.8%
Ireland	4.2%
Norway	3.5%
Other Europe	9.6%
Bahamas/Caribbean	**1.8%**
North America	**0.4%**
Cash and Cash Equivalents	**3.3%**

Lipper Rankings

Category: Lipper European Region Funds	Rank	Percentile
1 Year	83/117	71
3 Year	74/93	79
5 Year	65/81	80
10 Year	57/68	83

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Ashtead Group plc	United Kingdom	Industrials	Trading Companies & Distributors
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Axa S.A.	France	Financials	Multi-Line Insurance
ARYZTA AG	Switzerland	Consumer Staples	Packaged Foods & Meats
BNP Paribas	France	Financials	Diversified Banks
ING Groep N.V., Certicaaten Van Aandelen	Netherlands	Financials	Other Diversified Financial Services
Bayer AG	Germany	Health Care	Pharmaceuticals
Ingenico S.A.	France	Information Technology	Electronic Equipment & Instruments
Renault S.A.	France	Consumer Discretionary	Automobile Manufacturers
Britvic plc	United Kingdom	Consumer Staples	Soft Drinks

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Ivy European Opportunities Fund



	Amount
Ivy European Opportunities Fund, Class A Shares[1]	$17,012
MSCI Europe Index	$20,443

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E[4]	Class I	Class R	Class Y
1-year period ended 3-31-14	13.86%	15.43%	20.06%	14.34%	21.50%	20.73%	21.17%
5-year period ended 3-31-14	13.85%	13.90%	14.51%	14.44%	15.96%	—	15.65%
10-year period ended 3-31-14	5.46%	5.13%	5.40%	—	—	—	6.41%
Since inception of Class through 3-31-14[5]	—	—	—	-0.77%	0.23%	17.92%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)Class E shares are not currently available for investment.

(5)4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy European Opportunities Fund (in thousands) MARCH 31, 2014

COMMON STOCKS	Shares	Value
Bermuda – 1.8%		
Archer Ltd. (A)	893	$ 1,164
Catlin Group Ltd.	298	2,673
		3,837
Canada – 0.4%		
Africa Oil Corp. (A)	137	916
Denmark – 2.0%		
GN Store Nord A/S	46	1,146
TDC A/S	335	3,097
		4,243
France – 20.9%		
Axa S.A.	195	5,068
BNP Paribas	60	4,629
European Aeronautic Defence and Space Co.	30	2,170
Gaz de France	140	3,841
Gemalto N.V.	21	2,446
Ingenico S.A.	47	4,390
Lafarge	42	3,242
LVMH Moet Hennessy–Louis Vuitton	6	1,109
Renault S.A.	45	4,344
Safran	39	2,681
Sanofi-Aventis	40	4,212
Societe Generale	52	3,184
Technip-Coflexip	24	2,518
		43,834
Germany – 11.5%		
adidas AG	20	2,110
Bayer AG	33	4,437
Continental AG	12	2,875
DaimlerChrysler AG, Registered Shares	26	2,485
Fresenius SE & Co. KGaA	14	2,175
HeidelbergCement AG	26	2,254
Linde AG	11	2,180
United Internet AG	50	2,348
Wirecard AG	75	3,112
		23,976
Ireland – 4.2%		
Glanbia plc	155	2,374
Jazz Pharmaceuticals plc (A)	15	2,094
Smurfit Kappa Group plc	91	2,212
UBM plc	193	2,198
		8,878
Italy – 1.0%		
Prysmian S.p.A.	85	2,122
Luxembourg – 0.6%		
RTL Group S.A.	11	1,297
Netherlands – 3.2%		
ING Groep N.V., Certicaaten Van Aandelen (A)	318	4,506
Koninklijke Philips Electronics N.V., Ordinary Shares	62	2,182
		6,688

COMMON STOCKS (Continued)	Shares	Value
Norway – 3.5%		
DNB ASA	118	$ 2,058
Marine Harvest ASA	258	2,916
StatoilHydro ASA	85	2,410
		7,384
Portugal – 1.3%		
EDP – Energias de Portugal S.A.	587	2,724
Spain – 1.5%		
Banco Bilbao Vizcaya Argentaria S.A.	180	2,158
Gestevision Telecinco S.A.	92	1,076
		3,234
Switzerland – 8.8%		
ARYZTA AG	55	4,853
Clariant Ltd., Registered Shares	111	2,165
Compagnie Financiere Richemont S.A.	12	1,098
Nestle S.A., Registered Shares	40	3,011
Novartis AG, Registered Shares	27	2,325
Roche Holdings AG, Genusscheine	17	5,095
		18,547
United Kingdom – 35.0%		
Afren plc (A)	888	2,090
Ashtead Group plc	425	6,738
Barclays plc	252	981
BP plc	416	3,333
Britvic plc	346	4,279
BT Group plc	331	2,094
Compass Group plc	143	2,177
Countrywide plc	247	2,697
Diageo plc	71	2,212
Essentra plc	216	3,138
Experian plc	150	2,701
Genel Energy plc (A)	133	2,181
GlaxoSmithKline plc	159	4,226
IMI plc (A)	111	2,689
Legal & General Group plc	611	2,086
Merlin Entertainments plc (A)	173	1,090
Mondi plc	132	2,313
NEXT plc	22	2,454
Petrofac Ltd.	116	2,788
Pets at Home Group plc (A)(B)	600	2,401
Poundland Group plc (A)(B)	200	1,267
Prudential plc	106	2,239
Shire plc	80	3,908
SSE plc	100	2,454
Standard Chartered plc	51	1,059
Travis Perkins plc	101	3,183
Vodafone Group plc	560	2,058

COMMON STOCKS (Continued)	Shares	Value
United Kingdom (Continued)		
WPP Group plc	125	$ 2,578
		73,414
TOTAL COMMON STOCKS – 95.7%		**$201,094**
(Cost: $161,086)		
PREFERRED STOCKS		
Germany – 1.0%		
Henkel AG & Co. KGaA	20	2,142
TOTAL PREFERRED STOCKS – 1.0%		**$ 2,142**
(Cost: $2,055)		
RIGHTS		
Spain – 0.0%		
Banco Bilbao Vizcaya Argentaria S.A.	180	42
TOTAL RIGHTS – 0.0%		**$ 42**
(Cost: $42)		
SHORT-TERM SECURITIES	**Principal**	
Commercial Paper- 0.9%		
Sysco Corp., 0.070%, 4–1–14 (C)	$1,993	1,993
TOTAL SHORT-TERM SECURITIES – 0.9%		**$ 1,993**
(Cost: $1,993)		
TOTAL INVESTMENT SECURITIES – 97.6%		**$205,271**
(Cost: $165,176)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.4%		**5,093**
NET ASSETS – 100.0%		**$210,364**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2014, the total value of these securities amounted to $3,668 or 1.7% of net assets.

(C) Rate shown is the yield to maturity at March 31, 2014.

The following forward foreign currency contracts were outstanding at March 31, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	State Street Global Markets	15,800	4–28–14	$31	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 32,739	$ —	$ —
Consumer Staples	19,644	—	—
Energy	17,400	—	—
Financials	33,340	—	—
Health Care	29,619	—	—
Industrials	22,285	—	—
Information Technology	12,296	—	—
Materials	17,503	—	—
Telecommunication Services	7,249	—	—
Utilities	9,019	—	—
Total Common Stocks	$201,094	$ —	$ —
Preferred Stocks	2,142	—	—
Rights	42	—	—
Short-Term Securities	—	1,993	—
Total	$203,278	$ 1,993	$ —
Forward Foreign Currency Contracts	$ —	$ 31	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

Market Sector Diversification			
(as a % of net assets)			
Financials	16.0%	Materials	8.3%
Consumer Discretionary	15.4%	Energy	8.2%
Health Care	14.1%	Information Technology	5.9%
Industrials	10.6%	Utilities	4.3%
Consumer Staples	10.4%	Telecommunication Services	3.5%
		Other+	3.3%

+ Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Below, Mark G. Beischel, CFA, portfolio manager of the Ivy Global Bond Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Beischel has been a manager of the Fund since 2008 and has 20 years of industry experience. Daniel J. Vrabac, who served as co-manager of the Fund with Mr. Beischel, retired May 31, 2013.

Fiscal Year Performance

For the 12 months ended March 31, 2014

Ivy Global Bond Fund (Class A shares at net asset value)	1.65%
Ivy Global Bond Fund (Class A shares with sales charge)	–4.23%

Benchmark(s) and/or Lipper Category

Barclays Multiverse Index	2.19%
(generally reflects the performance of the global bond market)	
Lipper Global Income Funds Universe Average	0.76%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable investment fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value.

Mark G. Beischel

Performance

The Ivy Global Bond Fund outperformed its Lipper Universe Average because of the Fund's high exposure to the U.S. dollar relative to the universe. At the end of the period, the Fund had 89% of its assets in U.S. dollar-denominated securities. With tightening financial conditions in emerging markets during the summer months that resulted in widening local rates and depreciating currencies most of the outperformance came at the expense of emerging market currencies, like the Turkish Lira, Indonesian Rupiah, and Indian Rupee that had negative returns of 15.4%, 14.3%, and 9.4%, respectively.

The Fund underperformed its benchmark, the Barclays Multiverse Index, primarily as a result of having no exposure to the European peripheral bond markets. For example, Italian, Spanish, and Portuguese spreads tightened 155 to 225 basis points. The performance of these bonds was even more impressive as these bonds are denominated in euros, which appreciated 7.4% against the U.S. dollar over that time period.

Global volatility

Concerns about tapering the Federal Reserve's (Fed) Quantitative Easing (QE) bond-buying program is what drove the volatility during the summer months in the financial markets and around the world. In May, the Fed indicated that, assuming its economic forecasts were correct, it would start tapering the $85-billion-per-month QE program in the fall. That change in guidance caught the bond market off guard and created a lot of volatility in the rates market, as the 10-year Treasury yield spiked from 1.60% to 3.00% and credit spreads widened. With more clarity in communications from the Fed, the market finally settled down. Unfortunately, the Fed did not start the tapering process until December.

The Fed's September announcement not to taper was justified by the need for additional data and concerns about the political climate in Washington. The tapering initiative finally began at the Fed's December meeting when the Fed announced a reduction in its monthly QE purchases by $10 billion to $75 billion. In March 2014, the Fed continued tapering its QE purchases despite recent weak economic data that the Fed indicated it believed to be weather related. We do expect the size of the Fed's balance sheet to remain constant at the end of its tapering process.

Emerging market (EM) countries that have been running current account and fiscal deficits were hit particularly hard during the summer's bout of volatility. The discussion of Fed tapering produced a substantial tightening in EM financial conditions as yields spiked and exchange rates and equity markets retraced. The sharp depreciation in EM currencies led to the deterioration in the inflation dynamics in those countries.

In China, the economy's potential growth rate is slowing significantly. The country has not been able to continue its rapid growth pace without an even faster increase in its debt. We believe that the increasing debt load is problematic for the Chinese banking system, and ultimately, government fiscal policy. It is likely that the new Chinese administration will be forced to deal with the growth in debt, and this will slow real and potential growth in years ahead. With the policy emphasis shifting towards reform, higher tolerance for lower growth will be allowed in the short run.

We believe that the powerful easing measures announced by Gov. Haruhiko Kuroda of the Bank of Japan (BOJ) will help the country exit 15 years of deflation. The BOJ stated it will be buying about 7.4 trillion yen in Japanese government bonds, up from about 4 trillion yen it is currently buying. It will increase the average maturity from three years to seven years. It intends to increase its monetary base from about 200 trillion yen at the end of 2013 to 270 trillion yen by the end of 2014. Investors are questioning the government's proposed increase of a value-added tax (VAT) from 5% to 8%, as it might threaten to derail the momentum in the economy. The BOJ is poised to engage in more QE if the VAT slows economic growth.

Meanwhile, the European Central Bank (ECB) provided forward guidance on interest rates for the first time, saying rates are to remain accommodative through at least the end of 2014. The ECB had previously given forward guidance on liquidity, but not interest rates. We believe growth momentum is set to stay subdued while inflation teeters on the boarder of deflation. The ECB has reiterated that it stands ready to tackle any deflationary pressures with unconventional tools. The Bank of England's version of QE has long since capped out. In the face of considerable market skepticism, Gov. Mark Carney insists that rate hikes are not imminent. We believe that the performance of the U.K. economy suggests otherwise.

And finally, Russia's annexation of Crimea has put downward pressure on Russia's credit and currency. Moscow's recent action in the Eastern Ukraine has tarnished a lot of the good will that the country has built-up in the capital markets over the past 12 years. International investors are currently reevaluating the new risk premium that needs to be placed on this "invasive" country.

Seeking low volatility

Amid this volatility, we are currently maintaining a low duration in the Fund and have built what we believe to be plenty of liquidity. We believe shorter duration will enable the Fund to focus on higher yielding corporate bonds while greater liquidity will allow us to be more responsive to changing market environments.

We continue to focus on maintaining what we believe to be proper diversification for the Fund. The Fund has the opportunity to invest in different securities, sectors, countries and currencies. This flexibility allows us to seek less volatility with a reasonable yield that we believe will reward investors over the longer term.

Given the extreme volatility and uncertainty in global markets, the Fund's currency exposure remains overwhelmingly in the U.S. dollar. We believe there will be better opportunities to add foreign currency bonds to the portfolio going forward, especially in EM.

We continue to search for value in the corporate bond space. Some of the best returns have been, and we think will continue to be, from emerging market bonds. With valuations at historically low levels prior to May 2013, we built up our cash and Treasury position to approximately 17% of the portfolio. The volatility in credit spreads we witnessed in June through August allowed us to invest approximately 10% of this liquidity in companies that we either owned or wanted to own at higher rates. In our view, there will be more opportunities to redeploy the remaining liquidity due to the volatility associated with Washington's politics and the Fed's tapering program.

Looking ahead

Given our expectation of slow growth globally in calendar 2014, we expect interest rates to remain low overall. The Fed has indicated that it will keep its policy rate low until late 2015. The short end of the Treasury yield curve (five years and in) is expected to be less volatile due to the Fed's commitment to low policy rates. However, we expect longer term Treasury rates to be more volatile and subject to market emotions regarding fiscal and monetary policies. We feel that other developed markets such as Japan and the United Kingdom are likely to grow a little more in 2014 than they did in 2013.

The Eurozone's growth outlook looks to be stable at best. We believe the Eurozone crisis is not over; it is merely changing its shape. What was once a banking crisis and sovereign debt crisis now seems to be an economic crisis. The ECB will need to ease policy further; although we think an interest rate cut appears unlikely. We do envision a very long-term refinancing operation if the ECB's balance sheet continues to shrink.

The BOJ will continue its easing policy throughout 2014. Investors are questioning Governor Kuroda's proposed increase in the value-add tax from 5% to 8% as it might derail the economy. In China, we think that the government will lower its 2014 growth target to 7%. This is based upon the government's desire to continue to rebalance the economy from an export led to domestic consumption platform.

The sell-off in emerging markets in the Spring and Summer began with the sharper-than-expected deceleration in growth rates (especially China), signs of an earlier-than-expected Fed exit, the reversal of capital flows into a less liquid market, and the lack of further monetary and liquidity accommodation from the People's Bank of China. We believe that the U.S. continues to be a safe haven globally and will continue to attract funds from outside the U.S. In this scenario, we believe there will be opportunities to make long-term investments in foreign currencies in certain emerging markets should they weaken versus the dollar.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. These and other risks are more fully described in the fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (GinnieMae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Bond Fund.

Ivy Global Bond Fund

Asset Allocation

Stocks	**8.5%**
Utilities	2.3%
Energy	1.8%
Health Care	1.8%
Financials	1.0%
Information Technology	0.9%
Materials	0.7%
Bonds	**85.0%**
Corporate Debt Securities	58.3%
United States Government and Government Agency Obligations	22.6%
Other Government Securities	4.1%
Cash and Cash Equivalents	**6.5%**

Quality Weightings

Investment Grade	**55.3%**
AA	23.9%
A	1.6%
BBB	29.8%
Non-Investment Grade	**29.7%**
BB	18.8%
B	6.4%
CCC	1.8%
Non-rated	2.7%
Cash and Cash Equivalents and Equities	**15.0%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	70/206	34
3 Year	82/149	55
5 Year	91/120	76

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**36.8%**
United States	30.2%
Other North America	6.6%
Europe	**22.2%**
Luxembourg	4.5%
United Kingdom	4.4%
Russia	3.6%
Other Europe	9.7%
South America	**20.7%**
Brazil	10.7%
Columbia	4.0%
Other South America	6.0%
Pacific Basin	**10.9%**
Singapore	3.6%
Other Pacific Basin	7.3%
Bahamas/Caribbean	**1.9%**
Other	**0.6%**
Middle East	**0.4%**
Cash and Cash Equivalents	**6.5%**

Ivy Global Bond Fund

(UNAUDITED)


Ivy Global Bond Fund, Class A Shares(1) $11,776
Barclays Multiverse Index $12,430
$20,000
$15,000
$10,000
$5,000
$0
4-4 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013
3-31 2014

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B(3)	Class C	Class I	Class R	Class Y
1-year period ended 3-31-14	-4.23%	-3.03%	0.90%	1.91%	1.14%	1.65%
5-year period ended 3-31-14	4.03%	4.33%	4.50%	5.53%	—	5.29%
10-year period ended 3-31-14	—	—	—	—	—	—
Since inception of Class through 3-31-14(4)	2.77%	3.02%	3.02%	4.05%	1.91%	3.81%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)4-4-08 for Class A, Class B, Class C, Class I, and Class Y shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Bond Fund (in thousands) MARCH 31, 2014

COMMON STOCKS	Shares	Value
Consumer Finance – 1.0%		
Banco Latinoamericano de Comercio Exterior S.A.	115	$ 3,033
Diversified Chemicals – 0.7%		
Dow Chemical Co. (The)	42	2,051
Electric Utilities – 2.1%		
Alupar Investimento S.A. (A)(B)	199	1,559
PPL Corp.	88	2,915
Transmissora Alianca de Energia Eletrica S.A. (B)	181	1,532
		6,006
Integrated Oil & Gas – 1.1%		
Royal Dutch Shell plc, Class A (B)	87	3,178
Oil & Gas Drilling – 0.7%		
Seadrill Partners LLC	69	2,055
Pharmaceuticals – 1.8%		
Bristol-Myers Squibb Co.	43	2,240
GlaxoSmithKline plc (B)	111	2,950
		5,190
Semiconductors – 0.9%		
Intel Corp.	101	2,599
Water Utilities – 0.2%		
Aguas Andinas S.A. (B)	1,051	659
TOTAL COMMON STOCKS – 8.5%		**$24,771**
(Cost: $21,316)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.1%		
Bombardier, Inc., 7.500%, 3–15–18 (C)	$1,200	1,353
Embraer Overseas Ltd., 6.375%, 1–24–17	1,700	1,876
		3,229
Agricultural Products – 2.1%		
CCL Finance Ltd.:		
9.500%, 8–15–14	1,650	1,695
9.500%, 8–15–14 (C)	500	514
Corporacion Pesquera Inca S.A.C.:		
9.000%, 2–10–17	2,022	2,041
9.000%, 2–10–17 (C)	1,575	1,591
Virgolino de Oliveira Finance Ltd., 10.500%, 1–28–18 (C)	445	273
		6,114

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Airlines – 1.2%		
Aeropuertos Argentina 2000 S.A.:		
10.750%, 12–1–20 (C)	$1,211	$1,202
10.750%, 12–1–20	87	86
Guanay Finance Ltd., 6.000%, 12–15–20 (C)	1,500	1,583
TAM Capital 2, Inc.:		
9.500%, 1–29–20 (C)	425	454
9.500%, 1–29–20	100	107
		3,432
Auto Parts & Equipment – 0.8%		
Schaeffler Finance B.V., 7.750%, 2–15–17 (C)	750	851
Schaeffler Holding Finance B.V., 6.875%, 8–15–18 (C)(D)	1,317	1,401
		2,252
Automobile Manufacturers – 0.5%		
Tenedora Nemak S.A. de C.V., 5.500%, 2–28–23 (C)	1,500	1,524
Broadcasting – 1.9%		
Globo Comunicacoe e Participacoes S.A.:		
5.307%, 5–11–22 (C)(E)	850	898
6.250%, 12–20–49 (E)	3,587	3,774
6.250%, 12–20–49 (C)(E)	1,000	1,053
		5,725
Cable & Satellite – 1.5%		
Net Servicos de Comunicacao S.A., 7.500%, 1–27–20	2,570	2,789
VTR Finance B.V., 6.875%, 1–15–24 (C)	1,680	1,747
		4,536
Coal & Consumable Fuels – 1.7%		
PT Adaro Indonesia:		
7.625%, 10–22–19 (C)	2,700	2,869
7.625%, 10–22–19	1,845	1,960
		4,829
Communications Equipment – 0.2%		
BC Luxco 1 S.A., 7.375%, 1–29–20 (C)	500	504
Construction & Engineering – 2.5%		
Larsen & Toubro Ltd., Convertible, 3.500%, 10–22–14	2,100	2,121
OAS Financial Ltd., 8.875%, 4–29–49 (E)	1,250	1,175
OAS Investments GmbH, 8.250%, 10–19–19 (C)	550	553

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction & Engineering (Continued)		
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6–30–21 (C)	$2,543	$ 2,638
Odebrecht Offshore Drilling Finance, 6.750%, 10–1–22 (C)	973	1,009
		7,496
Construction Materials – 1.5%		
CEMEX S.A.B. de C.V.:		
9.000%, 1–11–18 (C)	2,800	3,045
7.250%, 1–15–21 (C)	1,200	1,311
		4,356
Consumer Finance – 2.0%		
Banco BMG S.A., 9.150%, 1–15–16	396	416
Banco Latinoamericano de Comercio Exterior S.A., 3.750%, 4–4–17 (C)	3,700	3,824
Financiera Independencia, S.A.B. de C.V., Sociedad Financiera de Objeto Multiple, Entidad No Regulada, 10.000%, 3–30–15	900	928
VEB Finance Ltd., 5.375%, 2–13–17 (C)	600	614
		5,782
Diversified Banks – 7.5%		
Banco Bradesco S.A., 4.125%, 5–16–16 (C)	1,850	1,933
Banco Cruzeiro do Sul S.A., 8.500%, 2–20–15 (C)(F)	1,500	225
Banco de Bogota S.A., 5.000%, 1–15–17 (C)	400	425
Banco de Credito del Peru, 4.750%, 3–16–16 (C)	2,300	2,427
Banco Santander Brasil S.A., 4.500%, 4–6–15 (C)	750	773
Bancolombia S.A., 4.250%, 1–12–16	1,700	1,772
HBOS Capital Funding No. 2 L.P., 6.071%, 6–29–49 (C)	1,840	1,842
ICICI Bank Ltd.:		
4.750%, 11–25–16 (C)	1,250	1,316
4.800%, 5–22–19 (C)	500	520
SB Capital S.A., 5.499%, 7–7–15	550	571
Societe Generale N.A., 5.922%, 4–29–49 (C)	1,350	1,436
State Bank of India:		
4.500%, 10–23–14	1,000	1,015
4.125%, 8–1–17 (C)	1,200	1,241
3.250%, 4–18–18 (C)	1,500	1,483
VTB Capital S.A., 6.000%, 4–12–17 (C)	4,710	4,851
		21,830

Ivy Global Bond Fund *(in thousands)* MARCH 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining – 2.8%		
Anglo American Capital plc, 9.375%, 4–8–14	$ 500	$ 501
Glencore Funding LLC, 6.000%, 4–15–14 (C)	1,640	1,643
Rio Tinto Finance (USA) Ltd., 8.950%, 5–1–14	750	755
Southern Peru Copper Corp., 6.375%, 7–27–15	275	292
Suzano Trading Ltd., 5.875%, 1–23–21 (C)	2,300	2,336
Uralkali Finance Ltd., 3.723%, 4–30–18 (C)	1,100	1,042
Vedanta Resources plc, 6.000%, 1–31–19 (C)	1,550	1,550
		8,119
Electric Utilities – 4.4%		
Emgesa S.A. E.S.P., 8.750%, 1–25–21 (G)	COP 6,930,000	3,726
ENEL Finance International S.A., 3.875%, 10–7–14 (C)	$ 500	508
Listrindo Capital B.V., 6.950%, 2–21–19 (C)	2,550	2,691
Majapahit Holding B.V., 7.750%, 10–17–16	1,200	1,351
Rural Electrification Corp. Ltd., 4.250%, 1–25–16	1,675	1,720
RusHydro Finance Ltd., 7.875%, 10–28–15 (G)	RUB 90,000	2,495
Tata Electric Co., 8.500%, 8–19–17	$ 250	272
		12,763
Food Distributors – 1.6%		
Olam International Ltd.:		
5.750%, 9–20–17	1,150	1,167
7.500%, 8–12–20	2,500	2,687

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Food Distributors (Continued)		
Olam International Ltd., Convertible, 6.000%, 10–15–16	$ 700	$ 753
		4,607
Gas Utilities – 0.2%		
Transportadora de Gas del Sur S.A., 7.875%, 5–14–17	752	697
Household Appliances – 0.1%		
Controladora Mabe S.A. de C.V., 6.500%, 12–15–15	150	156
Independent Power Producers & Energy Traders – 0.9%		
China Resources Power Holdings Co. Ltd., 3.750%, 8–3–15	2,500	2,548
Industrial Conglomerates – 0.6%		
Rearden G Holdings EINS GmbH, 7.875%, 3–30–20 (C)	1,600	1,660
Integrated Oil & Gas – 0.9%		
Petrobras Global Finance (GTD by Petroleo Brasileiro S.A.), 4.875%, 3–17–20	2,750	2,757
Integrated Telecommunication Services – 1.0%		
Mobile TeleSystems OJSC, 5.000%, 5–30–23	700	648
TBG Global Pte. Ltd., 4.625%, 4–3–18 (C)	1,500	1,483
Verizon Communications, Inc., 3.650%, 9–14–18	650	692
		2,823
IT Consulting & Other Services – 1.0%		
iGATE Corp., 4.750%, 4–15–19 (C)	2,880	2,891
Marine – 0.7%		
SCF Capital Ltd.:		
5.375%, 10–27–17	1,150	1,081
5.375%, 10–27–17 (C)	1,000	940
		2,021
Oil & Gas Drilling – 2.9%		
Lancer Finance Co. (SPV) Ltd., 5.850%, 12–12–16 (C)	712	721
Noble Group Ltd., 4.875%, 8–5–15	1,400	1,449
Oro Negro Drilling Pte. Ltd., 7.500%, 1–24–19 (C)	2,850	2,864
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7–30–18 (C)	2,180	2,252
5.250%, 7–30–18	238	246

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Drilling (Continued)		
Schahin II Finance Co. (SPV) Ltd., 5.875%, 9–25–22 (C)	$ 1,142	$ 1,101
		8,633
Oil & Gas Exploration & Production – 3.5%		
Anadarko Petroleum Corp., 5.750%, 6–15–14	500	505
Novatek Finance Ltd.:		
5.326%, 2–3–16 (C)	2,200	2,266
7.750%, 2–21–17 (C)(G)	RUB 55,000	1,482
Pacific Rubiales Energy Corp.:		
5.375%, 1–26–19 (C)	$ 2,000	2,075
7.250%, 12–12–21 (C)	650	713
Pan American Energy LLC:		
7.875%, 5–7–21 (C)	1,000	1,020
7.875%, 5–7–21	500	510
Ras Laffan Liquefied Natural Gas Co. Ltd., 5.832%, 9–30–16	448	477
YPF Sociedad Anonima, 8.875%, 12–19–18 (C)	1,300	1,357
		10,405
Oil & Gas Refining & Marketing – 0.4%		
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (C)	1,100	1,200
Oil & Gas Storage & Transportation – 1.8%		
Empresas Publicas de Medellin E.S.P., 8.375%, 2–1–21 (G)	COP 6,300,000	3,330
Maritimes & Northeast Pipeline LLC:		
7.500%, 5–31–14	$ 823	830
7.500%, 5–31–14 (C)	411	415
Midcontinent Express Pipeline LLC, 5.450%, 9–15–14	560	568
		5,143

Ivy Global Bond Fund (in thousands) MARCH 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 0.2%		
MTS International Funding Ltd., 5.000%, 5–30–23 (C)	$ 750	$ 694
Packaged Foods & Meats – 4.0%		
BFF International Ltd.:		
7.250%, 1–28–20 (C)	2,000	2,260
8.500%, 4–27–71	2,800	2,847
Bunge Limited Finance Corp., 5.350%, 4–15–14	925	927
Cosan Finance Ltd., 7.000%, 2–1–17	128	141
JBS Finance II Ltd., 8.250%, 1–29–18 (C)	2,400	2,568
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10–28–20 (C)	1,800	1,897
Marfrig Overseas Ltd., 9.500%, 5–4–20 (C)	1,000	1,004
		11,644
Paper Products – 1.3%		
Fibria Overseas Finance Ltd., 6.750%, 3–3–21 (C)	160	176
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1–19–18 (C)	1,925	2,032
4.375%, 5–15–23 (C)	1,000	967
IRSA Inversiones y Representaciones S.A., 8.500%, 2–2–17	625	588
		3,763
Precious Metals & Minerals – 0.3%		
ALROSA Finance S.A., 8.875%, 11–17–14	850	877
Regional Banks – 1.0%		
OJSC Russian Agricultural Bank, 5.100%, 7–25–18 (C)	2,950	2,876
Restaurants – 0.6%		
Arcos Dorados Holdings, Inc., 10.250%, 7–13–16 (G)	BRL 4,070	1,646
Steel – 1.3%		
ArcelorMittal:		
9.500%, 2–15–15	$ 500	534
4.250%, 2–25–15	500	511
Evraz Group S.A., 7.400%, 4–24–17	1,200	1,176
Steel Capital S.A., 6.250%, 7–26–16 (C)	1,500	1,554
		3,775

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Trading Companies & Distributors – 0.5%		
CITIC Resources Finance (2007) Ltd., 6.750%, 5–15–14 (C)	$ 700	$ 702
CITIC Resources Holdings Ltd., 6.750%, 5–15–14	700	702
		1,404
Wireless Telecommunication Service – 1.8%		
America Movil S.A.B. de C.V., 3.625%, 3–30–15	800	822
American Tower Corp., 3.400%, 2–15–19	1,400	1,435
Indosat Palapa Co. B.V., 7.375%, 7–29–20 (C)	650	705
Vimpel-Communications, 6.493%, 2–2–16 (C)	1,775	1,824
VimpleCom Holdings B.V., 9.000%, 2–13–18 (C)(G)	RUB 25,000	683
		5,469
TOTAL CORPORATE DEBT SECURITIES – 58.3%		**$170,180**
(Cost: $170,077)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Argentina – 0.5%		
Province of Buenos Aires (The), 11.750%, 10–5–15	$ 1,500	1,466
Brazil – 0.7%		
OI S.A., 9.750%, 9–15–16 (G)	BRL 4,800	1,909
Ireland – 0.2%		
Russian Railways via RZD Capital Ltd., 8.300%, 4–2–19 (G)	RUB 19,000	504
Luxembourg – 0.2%		
BC Luxco 1 S.A., 7.375%, 1–29–20	$ 550	555
Mexico – 0.1%		
Financiera Independencia S.A.B. de C.V., SOFOM, E.N.R., 10.000%, 3–30–15 (C)	$ 375	$ 387
Netherlands – 0.1%		
Indosat Palapa Co. B.V., 7.375%, 7–29–20	250	271
Russia – 0.4%		
Russian Federation, 3.500%, 1–16–19 (C)	1,200	1,188
Supranational – 0.6%		
Central American Bank for Economic Integration:		
5.375%, 9–24–14	1,000	1,018
3.875%, 2–9–17 (C)	800	835
		1,853
Venezuela – 1.3%		
Corporacion Andina de Fomento, 3.750%, 1–15–16	3,625	3,780
TOTAL OTHER GOVERNMENT SECURITIES – 4.1%		**$11,913**
(Cost: $12,389)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
4.000%, 7–15–23 (H)	918	40
4.000%, 2–15–24 (H)	287	22
4.000%, 4–15–24 (H)	322	36
5.500%, 1–15–38 (H)	603	98
Federal National Mortgage Association Agency REMIC/CMO, 5.000%, 6–25–22 (H)	63	1
Federal National Mortgage Association Fixed Rate Pass-Through Certificates, 5.000%, 3–1–22	78	84
Government National Mortgage Association Agency REMIC/CMO, 4.500%, 11–20–36 (H)	739	48
		329
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1%		**$ 329**
(Cost: $1,846)		

Ivy Global Bond Fund *(in thousands)* MARCH 31, 2014

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 22.5%		
U.S. Treasury Notes:		
1.750%, 7–31–15	$17,980	$18,354
0.500%, 6–15–16	2,800	2,798
0.875%, 2–28–17	27,000	27,009
2.375%, 7–31–17	1,980	2,064
3.500%, 5–15–20	1,980	2,145
2.625%, 11–15–20	4,500	4,617
2.125%, 8–15–21	3,500	3,440
1.750%, 5–15–22	5,475	5,167
		65,594
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 22.5%		**$65,594**
(Cost: $65,649)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 6.1%		
Coca-Cola Co. (The), 0.070%, 6–6–14 (I)	$5,000	$ 4,999
Illinois Tool Works, Inc., 0.080%, 4–9–14 (I)	5,000	5,000
Kroger Co. (The), 0.190%, 4–1–14 (I)	3,566	3,566
Wisconsin Electric Power Co., 0.100%, 4–3–14 (I)	4,000	4,000
		17,565
Master Note – 0.8%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (J)	$2,423	$ 2,423
TOTAL SHORT-TERM SECURITIES – 6.9%		**$ 19,988**
(Cost: $19,988)		
TOTAL INVESTMENT SECURITIES – 100.4%		**$292,775**
(Cost: $291,265)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4%)		**(1,031)**
NET ASSETS – 100.0%		**$291,744**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2014, the total value of these securities amounted to $105,845 or 36.3% of net assets.

(D)Payment-in-kind bonds.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014.

(F)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(G)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real, COP - Columbian Peso and RUB - Russian Ruble).

(H)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(I)Rate shown is the yield to maturity at March 31, 2014.

(J)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Barclays Capital, Inc.	3,608	4–28–14	$—	$63

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 24,771	$ —	$ —
Corporate Debt Securities	—	170,180	—
Other Government Securities	—	11,913	—
United States Government Agency Obligations	—	329	—
United States Government Obligations	—	65,594	—
Short-Term Securities	—	19,988	—
Total	$ 24,771	$268,004	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 63	$ —

During the period ended March 31, 2014, securities totaling $1,042 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities. There were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification			
(as a % of net assets)		Argentina	2.9%
		Mexico	2.8%
United States	30.2%	Indonesia	2.4%
Brazil	10.7%	Ireland	2.2%
Luxembourg	4.5%	Chile	1.8%
United Kingdom	4.4%	China	1.4%
Columbia	4.0%	British Virgin Islands	1.3%
Russia	3.6%	Venezuela	1.3%
Singapore	3.6%	Norway	1.2%
Panama	3.2%	Other Countries	5.6%
India	3.2%	Other+	6.5%
Netherlands	3.2%		

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



John C. Maxwell



Robert Nightingale

Below, John C. Maxwell, CFA, and Robert Nightingale, Ivy Global Equity Income Fund managers, discuss positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Maxwell and Mr. Nightingale have managed the Fund since its inception in June 2012. Mr. Maxwell and Mr. Nightingale have 22 years and 18 years of industry experience, respectively.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Global Equity Income Fund (Class A shares at net asset value)	17.46%
Ivy Global Equity Income Fund (Class A shares including sales load)	10.71%
Benchmark(s) and/or Lipper Category	
MSCI World High Dividend Yield Index	15.25%
(generally reflects the performance of equities (excluding REITs) with higher-than-average dividend yields that are both sustainable and persistent)	
Lipper Global Equity Income Funds Universe Average	14.94%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Developed markets posted solid performance

Western developed markets performed well over the fiscal year ending March 31, 2014. The Fund's benchmark, the MSCI World High Dividend Yield Index, was up more than 15% for the year. The Fund also posted solid performance for the period and outperformed the benchmark by more than 200 basis points (before the effect of sales charges). Despite gains, international markets remained volatile, but much less than the previous two years. During the second quarter of 2013, market volatility spiked due to concerns regarding U.S. Federal Reserve (Fed) monetary policy. A sell-off in stocks and bonds rolled across the globe in June after former Fed Chairman Ben Bernanke remarked the central bank may begin to reduce purchases under its $85 billion bond purchase program before year end. As a result, money began to flee various emerging markets where currencies had been strengthening and yields had been high. Bond markets were hit hard and currencies weakened along with equities. While the gut reaction didn't last long (Fed governors eventually said the right things to counter the decline), it created an element of market uncertainty. Shortly after, the markets reacted positively to signs that the economic recovery in the U.S. had gained steadiness and to the apparent end of self-inflicted political scares over budget talks. With the assistance of low interest rates, less indebted consumers and corporations with strong balance sheets and high margins (on average), we expect gross domestic product (GDP) growth in the U.S. to stay solid. As a result, we believe this will allow the Fed to begin raising interest rates in 2015.

In Europe, markets were broadly stronger and, similar to the U.S., performance seemed to originate from multiple expansion rather than earnings or cash flow growth. As a result, Europe posted gains; however, general economic growth has been tepid. Currently, the European Central Bank (ECB) remains vigilant for signs of deflation or additional indicators of economic stress, recently mentioning potential "unconventional" easing in efforts to weaken the euro.

In Japan, the market performed relatively poorly as fundamental government reforms were mostly lacking in investor's minds. Additionally, the lack of stimulus in an effort to offset the upcoming value-added tax increase in April was a detriment to market performance. Prime Minister Abe has stated he wants to cut the corporate tax rate, but this move is controversial given the large budget deficit. Meanwhile, China is running into imbalances and frictions in their country that are hurting GDP growth and the global stock markets. In summary, in our view too much investment in China went into poor-performing projects at both the government and private level. Much of this debt was financed with shorter-duration debt. We believe the current Chinese leadership is capable, and is addressing the overinvestment, along with rampant corruption and pollution. That said, these problems exacerbated over the last ten years, and as a result, will take a long time to rebalance.

Portfolio strategy — hits and misses

The Fund outperformed the benchmark for the year ending March 31, 2014. Strong stock selection, particularly in the industrials and utilities sectors, and the Fund's overweight allocation to Europe, drove relative performance. In our view, U.S. high-dividend stocks remained relatively more expensive to comparable international names over the course of the year. As such, we purchased European stocks that we believed possessed cheaper valuations, higher dividend yields and could benefit from a recovery/economic growth in the region. As the European market rebounded, we were able to capitalize on the growth. Top individual contributors to relative performance included EDF, a French-based international electric utility company, and Royal Mail, a letters and parcels delivery company in the U.K.

The Fund's country allocation aided performance with top relative gains stemming from France and Israel. On the other hand, we became less confident of real change materializing in Japan, and we lowered our positions in Japanese financials but kept higher yielding names that we believe should benefit from stronger global growth. We ended the fiscal year slightly overweight Japan, with a portion of the currency exposure hedged. Overall, the Fund's exposure to Japan slightly detracted from performance for the period. In addition, our exposure to China hurt the Fund's performance over the period. While we exited those positions as the year progressed, we did not do so fast enough. We ended the fiscal year with an approximate 2% allocation to emerging markets. That said, some of our developed market exposure is indirectly tied to emerging-market economies.

Positioning

As the last quarter in the fiscal year progressed, we positioned the Fund with a more defensive tilt due to poor U.S. macroeconomic forecasts, Chinese wealth management product defaults and Russia's involvement in Ukraine. We lowered the Fund's energy allocation and raised our exposure to consumer staples and utilities. The Fund's largest sector overweights include financials, consumer discretionary, industrials and utilities where we continue to find companies we believe provide good dividend yield and growth prospects. Consumer staples, health care and information technology are our largest underweights due to high relative valuation, low dividend yield and slowing earnings momentum caused by a stronger U.S. dollar relative to emerging-market currencies. The Fund's average dividend yield is around 4.1% versus the benchmark of 3.8%.

We remain confident in U.S. economic growth and European economic stabilization, though we believe additional European economic reforms are needed. As a result, we are slightly overweight cyclical versus stable sectors, but to a lesser extent than in 2013. As the year progresses, we have intentions to add to holdings that we believe will grow their dividend faster. Due to the Fund's large overweight position in the Eurozone and the belief the euro will weaken versus the U.S. dollar over time, we are currently hedging a portion of our euro exposure. On a geographic basis, we trimmed our overweight in Japan stemming from concerns regarding the upcoming tax increase, while adding to our overweight in France. We continue to have an overweight allocation to French stocks as we feel investor sentiment will improve as the government reforms roll out this summer.

Outlook — Opportunities exist but issues remain

Economic and political issues continue to simmer in Europe, which could result in market fluctuations. However, we believe the economy and the markets are on better footing than a few years ago. We think global economic growth is picking up and monetary policy is likely to remain aggressive for the foreseeable future, but to a lesser extent in the U.S. and the U.K. However, we think the Fed reducing/ending tapering and beginning to raise interest rates in late 2014 to 2015 will keep the markets on edge.

We continue to follow policies stemming from the U.S., Europe, Asia and Latin America, including monetary, stimulation, reforms and regulation measures from foreign governments. Another key factor is whether businesses, which are flush with cash, will increase spending, mergers and acquisitions, share repurchases or dividends as they gain confidence surrounding the economy's future. All else equal, that should help the markets. Furthermore, we believe China's multi-year rebalancing to a more consumer-based economy as well as its anticorruption efforts needs to be monitored. In our view, these changes will have lasting impacts throughout the global marketplace in shaping GDP growth, commodity prices and multinational profits. On the balance, we believe the world is heading in the right direction, but additional reforms are needed.

We believe the U.K. is positioned to grow much faster than Europe as housing incentives and a better banking market offset its government's austerity measures designed to reign in its structural deficit. However, we also believe there is a significant probability the U.K. economy will experience a real estate pricing bubble in a few years, making it difficult for interest rates to normalize without hurting the economy.

We will continue to look for companies that we believe are attractive and demonstrate strong cash generation and healthy balance sheets that appear to be poised to benefit from this growth. In our view, the strongest long-term GDP growth will still occur in emerging markets and the U.S. due to better demographics and a better business climate. In an effort to capture this, we will continue to invest in foreign multinationals with exposure to the U.S. and/or emerging markets. We remain focused on stocks with solid dividend yields, and continue to look for companies that we consider to be of above-average quality, and that are well positioned in their industries throughout the world.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

A company may perform worse than the overall market due to specific factors, such as adverse changes to its business or investor perceptions about the company. In addition, the amount of any dividend paid may fluctuate significantly. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Equity Income Fund.

Ivy Global Equity Income Fund

ALL DATA IS AS OF MARCH 31, 2014 (UNAUDITED)

Asset Allocation

Stocks	**98.5%**
Health Care	17.9%
Financials	14.1%
Energy	11.4%
Consumer Discretionary	10.8%
Utilities	10.0%
Industrials	9.7%
Consumer Staples	9.0%
Telecommunication Services	8.4%
Materials	6.0%
Information Technology	1.2%
Rights	**0.0%**
Cash and Cash Equivalents	**1.5%**

Lipper Rankings

Category: Lipper Global Equity Income Funds	Rank	Percentile
1 Year	30/123	25

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**56.2%**
United Kingdom	18.5%
France	15.5%
Switzerland	6.7%
Other Europe	15.5%
North America	**26.7%**
United States	23.1%
Canada	3.6%
Pacific Basin	**12.7%**
Australia	6.6%
Japan	4.3%
Other Pacific Basin	1.8%
Other	**1.6%**
Bahamas/Caribbean	**1.3%**
Cash and Cash Equivalents	**1.5%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Johnson & Johnson	United States	Health Care	Pharmaceuticals
Merck & Co., Inc.	United States	Health Care	Pharmaceuticals
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Axa S.A.	France	Financials	Multi-Line Insurance
Sanofi-Aventis	France	Health Care	Pharmaceuticals
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
Telstra Corp. Ltd. ADR	Australia	Telecommunication Services	Integrated Telecommunication Services
Total S.A.	France	Energy	Integrated Oil & Gas
Vinci	France	Industrials	Construction & Engineering

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Equity Income Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy Global Equity Income Fund, Class A Shares(1) $13,523
MSCI World High Dividend Yield Index $14,665
6-4 2012
3-31 2013
3-31 2014

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B(3)	Class C	Class I	Class R	Class Y
1-year period ended 3-31-14	10.71%	12.68%	16.75%	17.97%	17.11%	17.68%
5-year period ended 3-31-14	—	—	—	—	—	—
10-year period ended 3-31-14	—	—	—	—	—	—
Since inception of Class through 3-31-14(4)	18.02%	19.18%	21.13%	22.38%	17.58%	22.09%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)6-4-12 for Class A, Class B, Class C, Class I, and Class Y shares and 12-19-12 for Class R (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Equity Income Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Australia – 6.6%		
Mirvac Group	1,281	$ 2,020
National Australia Bank Ltd.	66	2,176
Pact Group Holdings Ltd. (A)	1,013	3,231
Telstra Corp. Ltd. ADR	847	3,991
Westpac Banking Corp.	81	2,605
		14,023
Belgium – 1.4%		
bpost S.A. de droit public / bpost N.V. van publiekrecht	129	2,879
Bermuda – 1.3%		
Catlin Group Ltd.	297	2,667
Canada – 3.6%		
Bank of Nova Scotia Berhad (The)	50	2,880
Crescent Point Energy Corp.	71	2,593
TransCanada Corp.	47	2,123
		7,596
Denmark – 1.8%		
TDC A/S	416	3,845
France – 15.5%		
Axa S.A.	184	4,776
BNP Paribas	13	1,019
Bouygues S.A.	54	2,250
Compagnie Generale des Etablissements Michelin, Class B	21	2,639
EDF S.A.	66	2,609
Gaz de France	122	3,344
Rexel S.A.	—*	—*
Sanofi-Aventis	41	4,227
Societe Generale	33	2,024
Total S.A.	60	3,938
Vinci	52	3,882
Vivendi Universal	84	2,337
		33,045
Germany – 2.3%		
Bayer AG	20	2,700
DaimlerChrysler AG, Registered Shares	22	2,090
		4,790
Hong Kong – 0.9%		
HK Electric Investments (A)(B)	2,882	1,865
Ireland – 0.6%		
UBM plc	104	1,180
Israel – 1.6%		
Bezeq – Israel Telecommunication Corp. Ltd. (The)	1,863	3,318

COMMON STOCKS (Continued)	Shares	Value
Italy – 2.1%		
Snam S.p.A.	378	$ 2,213
Terna Rete Elettrica Nazionale S.p.A.	429	2,298
		4,511
Japan – 4.3%		
Aozora Bank Ltd.	711	2,025
ITOCHU Corp.	169	1,970
Japan Airlines Corp.	59	2,924
Mitsubishi Corp.	124	2,296
		9,215
Luxembourg – 1.5%		
RTL Group S.A.	29	3,293
Netherlands – 1.3%		
Koninklijke Philips Electronics N.V., Ordinary Shares	77	2,700
Norway – 2.7%		
Marine Harvest ASA	281	3,178
StatoilHydro ASA	94	2,657
		5,835
Singapore – 0.9%		
Asian Pay Television Trust . . .	3,105	1,827
Spain – 0.9%		
Banco Bilbao Vizcaya Argentaria S.A.	168	2,017
Switzerland – 6.7%		
Cembra Money Bank AG (A)	14	956
Nestle S.A., Registered Shares	68	5,121
Novartis AG, Registered Shares	39	3,276
Roche Holdings AG, Genusscheine	16	4,839
		14,192
United Kingdom – 18.5%		
AMEC plc	126	2,352
BHP Billiton plc	96	2,945
BP plc	362	2,896
British American Tobacco plc	40	2,206
GlaxoSmithKline plc	156	4,147
Legal & General Group plc . .	675	2,303
Mondi plc	59	1,024
National Grid plc	222	3,045
Petrofac Ltd.	99	2,369
Royal Dutch Shell plc, Class A	69	2,521
Royal Mail Holdings plc (A) . . .	216	2,030
SSE plc	133	3,260
Taylor Woodrow plc	1,208	2,373
Unilever plc	28	1,216
Vodafone Group plc	629	2,311
WPP Group plc	108	2,230
		39,228

COMMON STOCKS (Continued)	Shares	Value
United States – 23.1%		
Ameren Corp.	34	$ 1,393
Bristol-Myers Squibb Co. . . .	42	2,178
ConocoPhillips	35	2,477
Dow Chemical Co. (The) . . .	77	3,717
Ford Motor Co.	133	2,074
General Electric Co.	94	2,433
Johnson & Johnson	68	6,665
Kimberly-Clark Corp.	28	3,060
Las Vegas Sands, Inc.	31	2,466
Merck & Co., Inc.	107	6,075
Microchip Technology, Inc.	55	2,618
PepsiCo, Inc.	28	2,336
Pfizer, Inc.	117	3,756
Philip Morris International, Inc.	29	2,353
PPL Corp.	42	1,380
Two Harbors Investment Corp.	247	2,531
Verizon Communications, Inc.	40	1,891
		49,403
TOTAL COMMON STOCKS – 97.6%		**$207,429**
(Cost: $187,419)		
PREFERRED STOCKS		
Luxembourg – 0.9%		
ArcelorMittal, 6.000%, Convertible	82	1,972
TOTAL PREFERRED STOCKS – 0.9%		**$ 1,972**
(Cost: $1,765)		
RIGHTS		
Spain – 0.0%		
Banco Bilbao Vizcaya Argentaria S.A.	168	39
TOTAL RIGHTS – 0.0%		**$ 39**
(Cost: $39)		
TOTAL INVESTMENT SECURITIES – 98.5%		**$209,440**
(Cost: $189,223)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.5%		**3,110**
NET ASSETS – 100.0%		**$212,550**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2014, the total value of these securities amounted to $1,865 or 0.9% of net assets.

The following forward foreign currency contracts were outstanding at March 31, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Australian Dollar	Barclays Capital, Inc.	11,500	4–28–14	$—	$225
Sell	Canadian Dollar	State Street Global Markets	4,175	4–28–14	—	55
Sell	Euro	State Street Global Markets	18,050	4–28–14	35	—
Sell	Japanese Yen	Barclays Capital, Inc.	422,000	4–28–14	38	—
					$73	$280

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 22,871	$ —	$ —
Consumer Staples	19,470	—	—
Energy	23,926	—	—
Financials	29,999	—	—
Health Care	37,865	—	—
Industrials	20,663	—	—
Information Technology	2,618	—	—
Materials	10,918	—	—
Telecommunication Services	17,692	—	—
Utilities	21,407	—	—
Total Common Stocks	$207,429	$ —	$ —
Preferred Stocks	—	1,972	—
Rights	39	—	—
Total	$207,468	$ 1,972	$ —
Forward Foreign Currency Contracts	$ —	$ 73	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 280	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification			
(as a % of net assets)		Industrials	9.7%
Health Care	17.9%	Consumer Staples	9.0%
Financials	14.1%	Telecommunication Services	8.4%
Energy	11.4%	Materials	6.0%
Consumer Discretionary	10.8%	Information Technology	1.2%
Utilities	10.0%	Other+	1.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



John C. Maxwell



Jeffery Surles

Below, John C. Maxwell, CFA and W. Jeffery Surles, CFA, Ivy Global Income Allocation Fund managers, discuss positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Maxwell has managed the Fund since April 2009 and has 22 years of industry experience. Mr. Surles has managed the Fund since June 2012 and has 12 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Global Income Allocation Fund (Class A shares at net asset value)	9.60%
Ivy Global Income Allocation Fund (Class A shares including sales load)	3.32%
Benchmark(s) and/or Lipper Category	
Barclays Multiverse Index (generally reflects the performance of fixed-income securities that represent the global bond market)	2.19%
MSCI World High Dividend Yield Index (generally reflects the performance of equities with higher-than-average dividend yields that are both sustainable and persistent)	15.25%
60% MSCI World High Dividend Yield / 40% Barclays Multiverse (generally reflects the performance of equities with higher-than-average dividend yields that are both sustainable and persistent and fixed-income securities that represent the global bond market)	9.96%
Lipper Mixed-Asset Target Allocation Growth (generally reflects the performance of the universe of funds with similar investment objectives)	13.76%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value. Multiple indexes are present because the Fund invests in multiple asset classes.

International markets posted another solid year

The fiscal year proved to be a strong period for equities. Continued easy monetary policy from central banks globally, combined with a gradually improving economic environment provided a supportive backdrop for risky asset prices. The Fund was not positioned aggressively enough for the majority of the year to keep pace with its blended benchmark and slightly underperformed. Given the uncertainty surrounding aggressive monetary policy and the unknown terms of its duration, we positioned the Fund with a defensive tilt through most of the fiscal year. The equity portfolio slightly outperformed, while the fixed-income portfolio slightly underperformed. We spent a large portion of the year hedging currency exposure. This was mainly done to reduce volatility within the Fund, and was effective. That said, given the U.S. dollar's broad underperformance for most of the year, it ended up producing a drag to overall performance.

The majority of our underperformance in the fixed-income portfolio was due to a late exit from a sizable position in emerging-market, fixed-income securities. During the second quarter of 2013, market volatility spiked due to concerns regarding U.S. Federal Reserve (Fed) monetary policy. A sell-off in stocks and bonds rolled across the globe in June after former Fed Chairman Ben Bernanke remarked the central bank may begin to reduce purchases under its $85 billion bond purchase program before year end. As a result, money began to flee various emerging markets where currencies had been strengthening and yields had been high. The taper talk happened earlier than we had expected (we were watching inflation figures that were still falling), and as a result, we were left liquidating a fixed-income, emerging-market position in a weak market. We spent most of the year making up lost ground, but were unable to recoup all of our early underperformance. The majority of lost ground was made up due to a large overweight allocation to credit markets as the abundant liquidity environment and relatively solid corporate balance sheets provided a supportive backdrop.

The equity portfolio benefited from relative overweights in European markets. Europe finally emerged from recessionary economic conditions during the year, which allowed European equities to re-rate towards peers. On the other hand, our exposure to emerging-market equities, mainly in China, detracted from performance. We remained concerned about the effects of Fed tapering in emerging markets. Emerging markets have attracted large amounts of capital flows over the past couple of years as investors looked for growth opportunities while trying to protect themselves from the uncertainty of aggressive monetary policies in much of the developed world. As the Fed begins to normalize its policy, we worry that money will start flowing back to developed markets — raising interest rates and slowing growth. Longer term, we think the growth prospects in developing countries remain compelling and positive. That said, we expect market volatility, as Fed policy (tapering) could lead to ramifications throughout a number of emerging-market countries, especially ones relying on foreign funding to finance current account deficits. However, if we are still positive longer term on emerging markets, the question becomes at what price do we own assets in that class? When the Fed first started talking about tapering in May and June of last year, in our opinion, emerging-market assets were not priced to appropriately reflect the risks. As emerging-market bond prices corrected during much of the year, and emerging-market equity prices materially underperformed, those risks became more appropriately priced. As a result, we recently purchased small positions in a number of developing assets, mainly on the fixed income side.

Positioning the Fund

While we maintain our belief that the macro environment is an important element of our security selection process, it has become increasingly benign in our analysis. As a result, we have focused our individual stock selection with a bottom-up fundamental approach. Generally speaking, we have become more focused on company-specific stories rather than making large geographic or industry bets. In particular, we are looking for individual stories where management is refocusing the business towards improving returns and returning capital to shareholders. While economic growth has been recovering, overall global economic activity remains fairly muted, making top-line growth challenging. After impressive returns last year, in our opinion equities no longer have much room to normalize from a valuation perspective. This is why we prefer to invest in companies that we believe can single-handedly help themselves by internally restructuring to improve returns. As an income fund, we are looking for companies that will pay these improved returns to shareholders mainly through increased or special dividends. The fixed-income portfolio has an overall emphasis on security selection as well. As of the fiscal year end, the portfolio was largely credit based, and we expect to maintain this allocation for the foreseeable future. Our security selection process has been geared towards a company's ability to de-lever themselves given the challenging top-line growth environment mentioned previously. In this environment, we believe there will be fewer opportunities for companies to be able to grow themselves out of a leverage problem. Our asset allocation remains broadly biased towards equities given the absolute low levels of rates globally, and the slowly improving economic environment.

We also are increasingly seeking to take advantage of the Fund's ability to invest across all aspects of a company's capital structure. The European bank space is an excellent example of how we utilized this strategy. As the European economy was recovering early in the year and European bank stocks were at depressed multiples, we established a position in European bank equities. Later in the year as the European recovery slowed, valuations became less depressed and it looked like regulation might increase for banks. As a result, we switched most of our positioning from bank equity to subordinated debt within bank capital structures. We felt these instruments, which are the riskiest debt instruments within a bank's debt funding structure (they are the first debt securities to absorb losses after equity holders) would benefit heavily from increased regulation. Currently, regulators in Europe are increasingly forcing banks to de-leverage, hold more capital and reduce the amount of risky assets they hold on their balance sheets. While we didn't have great conviction regarding how that would affect the price of the equity, we thought it was a very positive development for the debt of European banks. If the assets you are investing in are less risky and levered, in our view, it makes it safer to fund those assets and less likely debt holders will have to absorb losses. This is how we can use the flexibility of a broadly mandated income fund to seek to take advantage of opportunities we see within markets.

The view ahead

Overall, our broad views do not differ substantially from last year. We are slightly more positive, but still believe central banks will provide a supportive backdrop for the markets through monetary policy. In some cases it will be their gradual exit from aggressive stances, such as the U.S. Fed, and in other cases we will watch to see if other central banks, such as the European Central Bank (ECB) or Bank of Japan (BOJ), increase their current stimulus. We remain concerned that inflation in a number of developed markets with elevated debt levels remains subdued or has declined. This condition is the primary reason we think central banks will have to maintain a certain amount of monetary stimulus to support ongoing economic recoveries. As such, we think the probability is high that both the ECB and the BOJ will have to embark on additional monetary easing at some point during the next year, though not to the extent of previous measures. We believe the additional monetary stimulus should be supportive of asset prices in both economies. Of the two, we think the economic recovery in Europe has the potential to be stronger. As always, we continue to search for income-generating securities across the globe.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Income Allocation Fund.

Ivy Global Income Allocation Fund

ALL DATA IS AS OF MARCH 31, 2014 (UNAUDITED)

Asset Allocation

Stocks	**68.3%**
Financials	12.4%
Health Care	11.7%
Consumer Discretionary	7.2%
Energy	6.8%
Industrials	6.7%
Telecommunication Services	6.5%
Utilities	6.5%
Consumer Staples	5.8%
Materials	3.9%
Information Technology	0.8%
Bonds	**28.5%**
Corporate Debt Securities	22.4%
Other Government Securities	3.4%
Loans	2.5%
Municipal Bonds	0.2%
Cash and Cash Equivalents	**3.2%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	547/581	94
3 Year	504/523	97
5 Year	401/487	83
10 Year	126/305	42

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**46.5%**
United Kingdom	12.4%
France	11.3%
Switzerland	4.3%
Luxembourg	3.7%
Other Europe	14.8%
North America	**30.4%**
United States	25.1%
Other North America	5.3%
Pacific Basin	**13.1%**
Australia	6.2%
Other Pacific Basin	6.9%
South America	**3.1%**
Bahamas/Caribbean	**2.6%**
Other	**1.1%**
Cash and Cash Equivalents	**3.2%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Johnson & Johnson	United States	Health Care	Pharmaceuticals
Merck & Co., Inc.	United States	Health Care	Pharmaceuticals
Ares Capital Corp.	United States	Financials	Asset Management & Custody Banks
Axa S.A.	France	Financials	Multi-Line Insurance
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
TDC A/S	Denmark	Telecommunication Services	Integrated Telecommunication Services
Telstra Corp. Ltd. ADR	Australia	Telecommunication Services	Integrated Telecommunication Services
Total S.A.	France	Energy	Integrated Oil & Gas
Vinci	France	Industrials	Construction & Engineering

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



Ivy Global Income Allocation, Class A Shares[1]	$17,564
Barclays Multiverse Index	$15,795



Ivy Global Income Allocation, Class A Shares[1]	$13,542
60% MSCI World High Dividend Yield / 40% Barclays Multiverse	$15,108
MSCI World High Dividend Yield Index	$14,624

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

Effective June 4, 2012, Ivy International Balanced Fund changed its name to Ivy Global Income Allocation Fund. As a result, the Fund's benchmark was changed to a blended index composted of 60% MSCI World High Dividend Yield Index and 40% Barclays Multiverse Index. We believe this index is more representative of the types of equity and fixed-income securities in which the Fund invests.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Ivy Global Income Allocation Fund

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	3.32%	4.53%	8.86%	3.28%	10.07%	9.32%	9.77%
5-year period ended 3-31-14	12.44%	12.54%	13.04%	12.55%	14.31%	—	13.99%
10-year period ended 3-31-14	5.79%	5.35%	5.65%	—	—	—	6.57%
Since inception of Class through 3-31-14[4]	—	—	—	2.34%	3.73%	9.97%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) 4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Income Allocation Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Australia – 4.6%		
Mirvac Group	2,638	$ 4,160
National Australia Bank Ltd.	137	4,512
Pact Group Holdings Ltd. (A)	1,834	5,852
Telstra Corp. Ltd. ADR	1,667	7,854
Westpac Banking Corp.	140	4,479
		26,857
Belgium – 0.9%		
bpost S.A. de droit public / bpost N.V. van publiekrecht	220	4,924
Bermuda – 0.9%		
Catlin Group Ltd.	568	5,093
Canada – 2.4%		
Bank of Nova Scotia Berhad (The)	87	5,055
Crescent Point Energy Corp.	130	4,749
TransCanada Corp.	90	4,077
		13,881
Denmark – 1.4%		
TDC A/S	868	8,023
France – 10.2%		
Axa S.A.	352	9,159
BNP Paribas	20	1,565
Bouygues S.A.	98	4,074
Compagnie Generale des Etablissements Michelin, Class B	35	4,363
EDF S.A.	108	4,266
Gaz de France	221	6,057
Sanofi-Aventis	62	6,451
Societe Generale	62	3,842
Total S.A.	114	7,506
Vinci	101	7,498
Vivendi Universal	160	4,455
		59,236
Germany – 1.4%		
Bayer AG	30	4,121
DaimlerChrysler AG, Registered Shares	43	4,106
		8,227
Hong Kong – 0.6%		
HK Electric Investments (A)(B)	5,619	3,636
Ireland – 0.3%		
UBM plc	137	1,559
Israel – 1.1%		
Bezeq – Israel Telecommunication Corp. Ltd. (The)	3,476	6,191

COMMON STOCKS (Continued)	Shares	Value
Italy – 1.4%		
Snam S.p.A.	721	$ 4,218
Terna Rete Elettrica Nazionale S.p.A.	761	4,076
		8,294
Japan – 3.0%		
Aozora Bank Ltd.	1,320	3,760
ITOCHU Corp.	310	3,626
Japan Airlines Corp.	115	5,640
Mitsubishi Corp.	215	3,995
		17,021
Luxembourg – 1.1%		
RTL Group S.A.	55	6,213
Netherlands – 0.9%		
Koninklijke Philips Electronics N.V., Ordinary Shares	146	5,138
Norway – 1.8%		
Marine Harvest ASA	507	5,747
StatoilHydro ASA	163	4,593
		10,340
Singapore – 0.6%		
Asian Pay Television Trust	5,759	3,388
Spain – 0.7%		
Banco Bilbao Vizcaya Argentaria S.A.	319	3,829
Switzerland – 4.3%		
Cembra Money Bank AG (A)	28	1,941
Nestle S.A., Registered Shares	113	8,479
Novartis AG, Registered Shares	77	6,544
Roche Holdings AG, Genusscheine	27	8,031
		24,995
United Kingdom – 10.8%		
AMEC plc	109	2,032
BHP Billiton plc	149	4,566
BP plc	672	5,380
British American Tobacco plc	77	4,307
GlaxoSmithKline plc	277	7,347
Legal & General Group plc	1,168	3,986
National Grid plc	413	5,660
Petrofac Ltd.	87	2,086
Royal Dutch Shell plc, Class A	126	4,586
Royal Mail Holdings plc (A)	411	3,854
SSE plc	247	6,047
Taylor Woodrow plc	2,243	4,405
Vodafone Group plc	1,219	4,475
WPP Group plc	189	3,897
		62,628

COMMON STOCKS (Continued)	Shares	Value
United States – 16.8%		
Ameren Corp.	50	$ 2,042
Blackstone Mortgage Trust, Inc., Class A	136	3,917
Bristol-Myers Squibb Co.	75	3,874
ConocoPhillips	73	5,163
Dow Chemical Co. (The)	150	7,289
Ford Motor Co.	237	3,697
General Electric Co.	168	4,337
Johnson & Johnson	133	13,023
Kimberly-Clark Corp.	51	5,659
Las Vegas Sands, Inc.	51	4,112
Merck & Co., Inc.	212	12,016
Microchip Technology, Inc.	102	4,879
PepsiCo, Inc.	52	4,345
Pfizer, Inc.	221	7,103
Philip Morris International, Inc.	53	4,377
PPL Corp.	61	2,023
Two Harbors Investment Corp.	565	5,791
Verizon Communications, Inc.	76	3,645
		97,292
TOTAL COMMON STOCKS – 65.2%		**$376,765**
(Cost: $330,014)		
INVESTMENT FUNDS		
United States – 1.7%		
Ares Capital Corp.	545	9,603
TOTAL INVESTMENT FUNDS – 1.7%		**$ 9,603**
(Cost: $9,715)		
PREFERRED STOCKS		
Luxembourg – 0.8%		
ArcelorMittal, 6.000%, Convertible	194	4,638
United States – 0.6%		
Allstate Corp. (The), 5.100%	40	996
Qwest Corp., 6.125%	100	2,203
		3,199
TOTAL PREFERRED STOCKS – 1.4%		**$ 7,837**
(Cost: $7,929)		
RIGHTS		
Spain – 0.0%		
Banco Bilbao Vizcaya Argentaria S.A.	319	75
TOTAL RIGHTS – 0.0%		**$ 75**
(Cost: $74)		

Ivy Global Income Allocation Fund *(in thousands)* MARCH 31, 2014

CORPORATE DEBT SECURITIES	Principal	Value
Argentina – 0.6%		
Aeropuertos Argentina 2000 S.A.:		
10.750%, 12–1–20 (B)	$870	$863
10.750%, 12–1–20	435	432
Arcos Dorados Holdings, Inc., 10.250%, 7–13–16 (B)(C)	BRL 5,000	2,022
		3,317
Australia – 0.9%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5–1–18 (B)	$1,000	1,058
FMG Resources Pty Ltd., 6.875%, 4–1–22 (B)	3,750	4,040
		5,098
Austria – 0.4%		
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10–28–20 (B)	1,000	1,054
OAS Investments GmbH, 8.250%, 10–19–19 (B)	1,500	1,507
		2,561
Brazil – 1.3%		
AmBev International Finance Co. Ltd., 9.500%, 7–24–17 (C)	BRL 7,500	3,143
Cosan Overseas Ltd., 8.250%, 11–29–49	$500	511
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6–30–21 (B)	1,350	1,401
QGOG Constellation S.A., 6.250%, 11–9–19 (B)	1,500	1,498
Tonon Bioenergia S.A., 9.250%, 1–24–20 (B)	1,000	906
Virgolino de Oliveira Finance Ltd., 10.500%, 1–28–18 (B)	500	306
		7,765
British Virgin Islands – 0.2%		
OAS Financial Ltd., 8.875%, 4–29–49 (D)	1,000	940
Cayman Islands – 1.5%		
Braskem Finance Ltd. (GTD by Braskem S.A.):		
7.000%, 5–7–20 (B)	351	381
5.750%, 4–15–21 (B)	2,000	1,997
Marfrig Overseas Ltd., 9.500%, 5–4–20 (B)	3,000	3,012
Odebrecht Finance Ltd., 7.500%, 9–29–49	500	504
Odebrecht Offshore Drilling Finance, 6.750%, 10–1–22 (B)	1,119	1,161
Cayman Islands (Continued)		
Petrobras International Finance Co., 5.375%, 1–27–21	$1,700	$1,719
		8,774
Chile – 0.7%		
GeoPark Latin America Ltd. Agencia en Chile:		
7.500%, 2–11–20	1,000	1,033
7.500%, 2–11–20 (B)	500	516
Guanay Finance Ltd., 6.000%, 12–15–20 (B)	2,500	2,637
		4,186
Columbia – 0.5%		
Empresas Publicas de Medellin E.S.P., 8.375%, 2–1–21 (C)	COP 3,888,000	2,055
Pacific Rubiales Energy Corp., 5.125%, 3–28–23 (B)	$1,000	973
		3,028
France – 1.1%		
Credit Agricole S.A., 7.875%, 1–29–49 (B)	2,000	2,113
Societe Generale:		
8.250%, 11–29–49	1,000	1,078
7.875%, 12–31–49 (B)	3,000	3,119
		6,310
Germany – 0.2%		
Orion Engineered Carbons Holdings GmbH, 9.250%, 8–1–19 (B)(G)	1,000	1,040
Rearden G Holdings EINS GmbH, 7.875%, 3–30–20 (B)	200	208
		1,248
Hong Kong – 0.6%		
China Resources Power Holdings Co. Ltd., 7.250%, 5–9–49 (D)	2,000	2,073
Noble Group Ltd., 6.750%, 1–29–20 (B)	1,250	1,350
		3,423
Indonesia – 0.6%		
PT Adaro Indonesia, 7.625%, 10–22–19 (B)	$2,000	$2,125
Theta Capital Ptd. Ltd., 7.000%, 5–16–19	1,550	1,580
		3,705
Ireland – 0.3%		
MTS International Funding Ltd., 5.000%, 5–30–23 (B)	1,000	925
Novatek Finance Ltd., 7.750%, 2–21–17 (B)(C)	RUB 25,000	674
		1,599
Jersey – 0.9%		
HBOS Capital Funding No. 2 L.P., 6.071%, 6–29–49 (B)	$5,000	5,006
Luxembourg – 1.8%		
Aguila 3 S.A., 7.875%, 1–31–18 (B)	1,500	1,594
BC Luxco 1 S.A., 7.375%, 1–29–20 (B)	2,000	2,018
Evraz Group S.A.:		
7.400%, 4–24–17	1,000	980
9.500%, 4–24–18 (B)	850	863
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (B)	1,500	1,637
Telecom Italia Capital, 7.175%, 6–18–19	2,000	2,292
Wind Acquisition Finance S.A., 11.750%, 7–15–17 (B)	750	790
		10,174
Mexico – 1.9%		
America Movil, S.A.B. de C.V., 6.450%, 12–5–22 (C)	MXN 22,000	1,569
BBVA Bancomer S.A., 6.750%, 9–30–22 (B)	$1,750	1,916
CEMEX S.A.B. de C.V.:		
9.500%, 6–15–18 (B)	1,500	1,729
7.250%, 1–15–21 (B)	1,600	1,748

Ivy Global Income Allocation Fund (in thousands) MARCH 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Mexico (Continued)		
Financiera Independencia, S.A.B. de C.V., Sociedad Financiera de Objeto Multiple, Entidad No Regulada, 10.000%, 3–30–15 . . . $	3,857	$ 3,977
		10,939
Netherlands – 1.9%		
Listrindo Capital B.V., 6.950%, 2–21–19 (B)	750	791
Listrindo Capital B.V. (GTD by PT Cikarang Listrindo), 6.950%, 2–21–19	1,000	1,055
Marfrig Holdings (Europe) B.V., 8.375%, 5–9–18 (B)	2,000	1,996
Petrobras Global Finance (GTD by Petroleo Brasileiro S.A.), 6.250%, 3–17–24	3,000	3,092
VimpleCom Holdings B.V., 9.000%, 2–13–18 (B)(C) . . . . . . RUB	50,000	1,365
VTR Finance B.V., 6.875%, 1–15–24 (B) . . . . $	2,400	2,496
		10,795
Norway – 1.2%		
Corporacion Pesquera Inca S.A.C., 9.000%, 2–10–17 (B)	1,650	1,667
World Wide Supply A.S., 7.750%, 5–26–17 (B)	5,000	4,987
		6,654
Russia – 0.1%		
SCF Capital Ltd., 5.375%, 10–27–17	750	705
Singapore – 0.5%		
Olam International Ltd.:		
5.750%, 9–20–17	250	253
6.000%, 8–10–18 (C) . . . SGD	250	205
Oro Negro Drilling Pte. Ltd., 7.500%, 1–24–19 (B) . . . . $	2,500	2,513
		2,971

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Turkey – 0.3%		
Turkiye Garanti Bankasi A.S., 6.250%, 4–20–21 (B)	$ 500	$ 514
Türkiye Is Bankasi A.S., 6.000%, 10–24–22 (B)	1,500	1,404
		1,918
United Kingdom – 1.6%		
Barclays plc, 8.250%, 12–29–49	2,000	2,100
Royal Bank of Scotland Group plc (The), 7.640%, 3–29–49	5,000	5,075
Vedanta Resources plc, 7.125%, 5–31–23 (B)	2,000	1,995
		9,170
United States – 3.3%		
Bank of America Corp., 8.000%, 12–29–49	1,000	1,133
B-Corp Merger Sub, Inc., 8.250%, 6–1–19	4,000	4,149
JBS USA LLC and JBS USA Finance, Inc., 8.250%, 2–1–20 (B)	1,500	1,643
JPMorgan Chase & Co., 6.125%, 12–29–49	5,000	4,921
Petrohawk Energy Corp., 7.250%, 8–15–18	1,500	1,592
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8–15–19	500	570
TransDigm Group, Inc., 7.500%, 7–15–21	2,000	2,215
Xerox Corp., 8.250%, 5–15–14	2,685	2,706
		18,929
TOTAL CORPORATE DEBT SECURITIES – 22.4%		**$129,215**

(Cost: $130,025)

MUNICIPAL BONDS	Principal	Value
United States – 0.2%		
Cmnwlth of PR, GO Bonds of 2014, Ser A, 8.000%, 7–1–35	1,090	1,020
TOTAL MUNICIPAL BONDS – 0.2%		**$ 1,020**

(Cost: $1,014)

OTHER GOVERNMENT SECURITIES	Principal	Value
Australia – 0.7%		
New South Wales Treasury Corp., 5.500%, 3–1–17 (C) . . . . . . AUD	4,000	$ 3,955
Canada – 1.0%		
City of Toronto, 3.500%, 12–6–21 (C) . . . . . CAD	2,000	1,857
Province of Ontario, 4.400%, 6–2–19 (C)	2,000	1,999
Regional Municipality of York, 4.000%, 6–30–21 (C)	2,000	1,928
		5,784
Germany – 0.8%		
KfW, Frankfurt/Main, Federal Republic of Germany, 2.875%, 10–12–16 (C) . . . . NOK	26,000	4,426
India – 0.3%		
Vedanta Resources plc, 7.125%, 5–31–23 . . . $	2,000	1,995
Ireland – 0.2%		
Russian Railways via RZD Capital Ltd., 8.300%, 4–2–19 (C) . . . . . . RUB	50,000	1,326
Malaysia – 0.2%		
Malaysian Government Bonds, 3.314%, 10–31–17 (C) . . . . MYR	3,000	910
South Korea – 0.2%		
South Korea Treasury Bonds, 5.000%, 9–10–14 (C) . . . . . KRW	1,100,000	1,044
TOTAL OTHER GOVERNMENT SECURITIES – 3.4%		**$19,440**

(Cost: $20,778)

LOANS	Principal	Value
United States – 2.5%		
Capital Safety North America Holdings, Inc., 0.000%, 3–26–22 (D) . . . . . $	2,563	2,577

Ivy Global Income Allocation Fund *(in thousands)*

LOANS (Continued)	Principal	Value
United States (Continued)		
Empresas ICA S.A.,		
9.146%, 12–8–14 (D)	$5,000	$ 4,975
Focus Brands, Inc.:		
10.250%, 8–21–18 (D) . . .	697	707
10.250%, 8–21–18 (D) . . .	303	307
Misys plc and Magic Newco LLC,		
12.000%, 6–12–19 (D) . . .	1,000	1,145
SEI Holdings Corp.,		
0.000%, 3–24–22 (D)	5,000	4,975
		14,686
TOTAL LOANS – 2.5%		**$14,686**
(Cost: $14,585)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.3%		
BMW U.S. Capital LLC (GTD BMW AG),		
0.080%, 4–9–14 (E)	$3,000	$ 3,000
McCormick & Co., Inc.,		
0.120%, 4–1–14 (E)	6,606	6,606
Total Capital S.A. (GTD by Total S.A.),		
0.080%, 4–11–14 (E)	4,000	4,000
		13,606

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.5%		
Toyota Motor Credit Corp.,		
0.099%, 4–2–14 (F) . . .	$2,611	$ 2,611
TOTAL SHORT-TERM SECURITIES –2.8%		**$ 16,217**
(Cost: $16,217)		
TOTAL INVESTMENT SECURITIES – 99.6%		**$574,858**
(Cost: $530,351)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		**2,030**
NET ASSETS – 100.0%		**$576,888**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2014, the total value of these securities amounted to $79,194 or 13.7% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD - Australian Dollar, BRL - Brazilian Real, CAD - Canadian Dollar, COP - Columbian Peso, KRW - South Korean Won, MXN - Mexican Peso, MYR - Malaysian Ringgit, NOK - Norwegian Krone, RUB - Russian Ruble and SGD - Singapore Dollar).

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014.

(E) Rate shown is the yield to maturity at March 31, 2014.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date the variable rate resets.

(G) Payment-in-kind bonds.

The following forward foreign currency contracts were outstanding at March 31, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	UBS AG	14,900	4–28–14	$ —	$266
Sell	Euro	UBS AG	27,300	4–28–14	50	—
Sell	Israeli Shekel	UBS AG	18,300	4–28–14	11	—
Sell	Japanese Yen	UBS AG	1,471,150	4–28–14	142	—
					$203	$266

Ivy Global Income Allocation Fund (in thousands) MARCH 31, 2014

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 40,877	$ —	$ —
Consumer Staples	32,913	—	—
Energy	40,172	—	—
Financials	61,090	—	—
Health Care	68,510	—	—
Industrials	37,947	—	—
Information Technology	4,879	—	—
Materials	17,707	—	—
Telecommunication Services	34,644	—	—
Utilities	38,026	—	—
Total Common Stocks	$376,765	$ —	$ —
Investment Funds	9,603	—	—
Preferred Stocks	3,199	4,638	—
Rights	75	—	—
Corporate Debt Securities	—	124,228	4,987
Municipal Bonds	—	1,020	—
Other Government Securities	—	19,440	—
Loans	—	4,736	9,950
Short-Term Securities	—	16,217	—
Total	$389,642	$170,279	$ 14,937
Forward Foreign Currency Contracts	$ —	$ 203	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 266	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Loans
Beginning Balance 4-1-13	$ —	$ —
Net realized gain (loss)	—	—
Net change in unrealized appreciation (depreciation)	(13)	25
Purchases	5,000	9,900
Sales	—	—
Amortization/Accretion of premium/discount	—	—
Transfers into Level 3 during the period	—	25
Transfers out of Level 3 during the period	—	—
Ending Balance 3-31-14	$4,987	$9,950
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-14	$ (13)	$ 25

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended March 31, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Corporate Debt Securities	$4,987	Third-party valuation service	Broker quotes
Loans	$9,950	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Ivy Global Income Allocation Fund (in thousands) MARCH 31, 2014

Market Sector Diversification	
(as a % of net assets)	
Financials	19.3%
Health Care	11.7%
Energy	11.3%
Consumer Discretionary	9.7%
Industrials	9.6%
Consumer Staples	8.5%
Telecommunication Services	7.6%
Utilities	7.5%
Materials	6.2%
Other Government Securities	3.4%
Information Technology	1.8%
State General Obligation Bonds	0.2%
Other+	3.2%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



William M. Nelson

Below, William M. Nelson, portfolio manager of Ivy High Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. He was appointed Fund manager in November 2013 and has 25 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2014	
Ivy High Income Fund (Class A shares at net asset value)	9.09%
Ivy High Income Fund (Class A shares with sales charge)	2.84%
Benchmark(s) and/or Lipper Category	
Bank of America Merrill Lynch High Yield Index (reflects the performance of securities generally representing the high-yield sector of the bond market)	7.53%
Lipper High Yield Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	6.72%

Please note that Fund returns include applicable investment fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value.

The Fund outperformed its benchmark and Lipper average for the fiscal year ending March 31, 2014 as a result of credit selection and the portfolio holding higher coupon credits, which are less sensitive to moves in U.S. Treasury rates. Compared against the index, the Fund was overweight B and CCC-rated credits, which outperformed the index. Meanwhile, the Fund was also comparatively underweight on BB-rated credits, which underperformed.

The Fund strategy focuses on identifying individual issuers and situations we believe potentially offer the best risk/reward characteristics for investors. Our overriding theme is finding companies with stable business models that we believe are able to benefit, or at least remain resilient with stable cash flows, during periods of lackluster economic growth.

Volatility

Bonds rallied early in the Fund's fiscal year. Federal Reserve (Fed) comments about the potential tapering of bond purchases under its quantitative easing (QE) program ushered in a round of volatility starting in May. Treasury yields backed up significantly and, as a result, high-yield credits retraced a good portion of their gains for the year. The yield on the 10-year Treasury ended calendar 2013 above 3% before a rally in bond prices during the Fund's fiscal fourth quarter sent Treasury yields lower. High yield spreads and yields tightened during the final three months of the Fund's fiscal year.

The big question still facing fixed income investors at this juncture is where medium to long Treasuries will settle yield-wise. It is our view that Treasury levels will determine absolute levels of return for the high-yield sector. If there is a large increase in Treasuries, we believe that spread levels should make high yield one of the better suited areas to absorb that rate movement.

While we believe the Fund's fiscal year ended with a pause in major upswings by Treasuries, longer term, we believe we are entering a period of potentially years where rising Treasury yields will confront investors. As a result, we believe that portfolio construction will be increasingly important for investors, with duration taking on an increasing role in determining performance.

The Fund's performance noted above is at net asset value (NAV), and does not include the affect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy High Income Fund.

Asset Allocation

Stocks	**0.8%**
Telecommunication Services	0.5%
Financials	0.3%
Consumer Discretionary	0.0%
Warrants	**0.0%**
Bonds	**97.1%**
Corporate Debt Securities	67.2%
Loans	29.4%
Municipal Bonds	0.4%
Municipal Bonds – Taxable	0.1%
Cash and Cash Equivalents	**2.1%**

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	40/580	7
3 Year	9/468	2
5 Year	111/395	29
10 Year	11/273	5

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**2.8%**
AA	0.1%
A	1.1%
BBB	1.6%
Non-Investment Grade	**94.3%**
BB	20.7%
B	42.7%
CCC	29.9%
Non-rated	1.0%
Cash and Cash Equivalents and Equities	**2.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



	Ivy High Income Fund, Class A Shares[1]	$22,167
	BofA Merrill Lynch U.S. High Yield Index	$22,699

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	2.84%	4.28%	8.32%	2.46%	9.36%	8.71%	9.09%
5-year period ended 3-31-14	15.63%	16.00%	16.19%	15.26%	17.33%	—	17.03%
10-year period ended 3-31-14	8.29%	7.97%	8.13%	—	—	—	9.04%
Since inception of Class through 3-31-14[4]	—	—	—	8.36%	10.14%	10.10%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)	—*$	516
Housewares & Specialties – 0.0%		
Provo Craft & Novelty, Inc. (A)(B)	3	—
Integrated Telecommunication Services – 0.5%		
Verizon Communications, Inc.	788	37,481
Windstream Corp.	1,565	12,891
		50,372
Specialized Finance – 0.3%		
Maritime Finance Co. Ltd. (A)(B)(C)	1,750	36,470
TOTAL COMMON STOCKS – 0.8%		**$ 87,358**
(Cost: $85,692)		

WARRANTS

	Shares	Value
Agricultural Products – 0.0%		
ASG Consolidated LLC, Expires 5–15–18 (D)	13	1,612
Apparel Retail – 0.0%		
St. John Knits International, Inc., Expires 12–31–29 (D)	48	595
TOTAL WARRANTS – 0.0%		**$ 2,207**
(Cost: $798)		

PREFERRED STOCKS

	Shares	Value
Wireless Telecommunication Service – 0.0%		
Crown Castle International Corp., Convertible	25	2,536
TOTAL PREFERRED STOCKS – 0.0%		**$ 2,536**
(Cost: $2,500)		

CORPORATE DEBT SECURITIES	Principal	
Advertising – 0.2%		
Lamar Media Corp., 5.375%, 1–15–24 (E) . . .	$20,695	21,212
Aerospace & Defense – 1.1%		
Silver II Borrower SCA and Silver II U.S. Holdings, 7.750%, 12–15—20 (E) .	69,075	74,428
TransDigm Group, Inc.:		
5.500%, 10–15–20	11,264	11,461
7.500%, 7–15–21	35,293	39,087
		124,976

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Agricultural Products – 0.3%		
American Seafoods Group LLC, 10.750%, 5–15–16 (E)	$ 9,968	$10,304
ASG Consolidated LLC, 15.000%, 5–15–17 (E)(F) . . .	28,698	27,550
		37,854
Air Freight & Logistics – 0.5%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8–15–19	49,140	56,020
Airlines – 0.2%		
United Continental Holdings, Inc. (GTD by United Air Lines, Inc.):		
6.000%, 7–15–26	6,346	5,997
6.000%, 7–15–28	12,690	11,643
		17,640
Alternative Carriers – 0.4%		
Level 3 Communications, Inc., 8.875%, 6–1–19	10,899	11,975
Level 3 Communications, Inc. and Level 3 Financing, Inc., 7.000%, 6–1–20	18,986	20,576
Level 3 Financing, Inc.:		
8.625%, 7–15–20	4,591	5,148
6.125%, 1–15–21 (E)	11,448	12,078
		49,777
Aluminum – 0.2%		
Wise Metals Group LLC, 8.750%, 12–15–18 (E) . . .	24,684	26,474
Apparel Retail – 1.7%		
Bon-Ton Stores, Inc. (The), 8.000%, 6–15–21	49,970	48,284
Chinos Intermediate Holdings A, Inc., 7.750%, 5–1–19 (E)(F)	41,521	42,870
Gymboree Corp. (The), 9.125%, 12–1–18	27,128	22,957
HT Intermediate Holdings Corp., 12.000%, 5–15–19 (E)(F)	5,848	5,936
Jones Group, Inc. (The), Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc. and JAG Footwear, Accessories and Retail Corp., 6.875%, 3–15–19	18,539	19,095
Neiman Marcus Group Ltd., Inc.: 8.000%, 10–15–21 (E) . . .	47,692	52,402

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Apparel Retail (Continued)		
8.750%, 10–15–21 (E) . . . . $	6,830	$ 7,547
		199,091
Application Software – 0.2%		
ACI Worldwide, Inc., 6.375%, 8–15–20 (E)	17,717	18,669
Applications Software – 0.4%		
Epicor Software Corp., 8.625%, 5–1–19 . . .	37,267	40,761
Auto Parts & Equipment – 3.1%		
Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.:		
3.500%, 3–15–17 (E)	26,296	26,559
4.875%, 3–15–19 (E)	37,566	38,223
6.000%, 8–1–20 (E)	37,566	39,820
5.875%, 2–1–22 (E)	22,585	22,924
IDQ Acquisition Corp., 14.000%, 10–1–17 (E)(F)	29,483	29,483
IDQ Holdings, Inc., 11.500%, 4–1–17 (E)	55,903	60,795
Schaeffler Finance B.V.:		
7.750%, 2–15–17 (E)	9,902	11,239
4.750%, 5–15–21 (E)	11,382	11,638
Schaeffler Holding Finance B.V.:		
6.875%, 8–15–18 (E)(F)(G) . . . EUR	44,189	64,712
6.875%, 8–15–18 (E)(F) . . . . . $	49,663	52,829
		358,222
Automobile Manufacturers – 0.1%		
Chrysler Group LLC and CG Co-Issuer, Inc., 8.250%, 6–15–21 (E)	3,790	4,287
Navistar International Corp., 8.250%, 11–1–21 . . .	6,758	6,894
		11,181
Automotive Retail – 0.7%		
Sonic Automotive, Inc.:		
7.000%, 7–15–22 . . .	27,940	30,804
5.000%, 5–15–23 . . .	45,581	44,726
		75,530

Ivy High Income Fund (in thousands) MARCH 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Biotechnology – 0.0%		
Emergent BioSolutions, Inc., Convertible, 2.875%, 1–15–21 (E)	$ 980	$ 1,054
Broadcasting – 1.7%		
CBS Outdoor Americas, Inc.:		
5.250%, 2–15–22 (E)	7,522	7,710
5.625%, 2–15–24 (E)	7,522	7,710
Clear Channel Outdoor Holdings, Inc.:		
6.500%, 11–15–22	60,658	64,697
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20	8,258	8,919
Cumulus Media, Inc., 7.750%, 5–1–19	15,482	16,488
Spanish Broadcasting System, Inc., 12.500%, 4–15–17 (E)	5,090	5,599
WideOpenWest Finance LLC and WideOpenWest Capital Corp.:		
10.250%, 7–15–19	47,661	54,094
10.250%, 7–15–19 (E)	4,975	5,647
13.375%, 10–15–19	24,730	28,996
		199,860
Building Products – 2.0%		
CPG Merger Sub LLC, 8.000%, 10–1–21 (E)	19,810	21,296
HD Supply, Inc.:		
11.000%, 4–15–20	13,358	15,863
7.500%, 7–15–20	14,663	16,001
11.500%, 7–15–20	110,370	131,340
Ply Gem Industries, Inc., 6.500%, 2–1–22 (E)	33,307	33,640
USG Corp., 5.875%, 11–1–21 (E)	19,417	20,679
		238,819
Cable & Satellite – 3.2%		
Cablevision Systems Corp., 5.875%, 9–15–22	41,503	42,333
CCO Holdings, LLC and CCO Holdings Capital Corp.:		
5.250%, 3–15–21	4,542	4,576
6.500%, 4–30–21	3,784	4,011
5.250%, 9–30–22	6,053	5,977
5.125%, 2–15–23	6,054	5,827
5.750%, 9–1–23	1,513	1,502
5.750%, 1–15–24	38,521	38,232
DISH DBS Corp.:		
5.125%, 5–1–20	3,737	3,896
6.750%, 6–1–21	19,335	21,655
5.875%, 7–15–22	14,000	14,945
5.000%, 3–15–23	10,265	10,342

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
Sirius XM Radio, Inc.:		
4.250%, 5–15–20 (E)	$ 7,511	$ 7,342
5.875%, 10–1–20 (E)	14,863	15,643
5.750%, 8–1–21 (E)	37,475	38,974
5.250%, 8–15–22 (E)	3,700	3,811
4.625%, 5–15–23 (E)	72,613	68,438
Univision Communications, Inc., 6.750%, 9–15–22 (E)	2,575	2,849
VTR Finance B.V., 6.875%, 1–15–24 (E)	72,111	74,995
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9–1–20 (E)	11,032	11,804
		377,152
Casinos & Gaming – 1.1%		
Gateway Casinos & Entertainment Ltd., 8.500%, 11–26–20 (E)(G)	CAD 18,374	16,813
MCE Finance Ltd., 5.000%, 2–15–21 (E)	$ 45,217	45,217
Pinnacle Entertainment, Inc. and PNK Finance Corp., 6.375%, 8–1–21 (E)	15,223	15,832
Wynn Las Vegas LLC and Wynn Las Vegas Capital Corp., 5.375%, 3–15–22	4,163	4,345
Wynn Macau Ltd., 5.250%, 10–15–21 (E)	39,504	40,195
		122,402
Coal & Consumable Fuels – 0.3%		
Foresight Energy LLC and Foresight Energy Finance Corp., 7.875%, 8–15–21 (E)	37,707	39,498
Commodity Chemicals – 0.5%		
Orion Engineered Carbons Holdings GmbH, 9.250%, 8–1–19 (E)(F)	50,667	52,694

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Communications Equipment – 1.0%		
Eagle Midco, Inc., 9.000%, 6–15–18 (E)(F)	$105,177	$110,436
Construction Materials – 0.6%		
Headwaters, Inc., 7.250%, 1–15–19 (E)	13,791	14,377
Headwaters, Inc., Convertible, 8.750%, 2–1–16	7,538	8,150
Hillman Group, Inc. (The), 10.875%, 6–1–18	39,693	42,274
		64,801
Consumer Finance – 1.8%		
Creditcorp, 12.000%,7–15–18 (E)	40,520	41,330
MISA Investments Ltd., 8.625%,8–15–18 (E)	64,854	66,800
Speedy Cash Intermediate Holdings Corp., 10.750%,5–15–18 (E)	43,114	44,407
Speedy Group Holdings Corp., 12.000%, 11–15–17 (E)	14,715	14,936
TransUnion LLC and TransUnion Financing Corp., 9.625%,6–15–18 (F)	39,452	41,918
		209,391
Data Processing & Outsourced Services – 1.5%		
Alliance Data Systems Corp.:		
5.250%,12–1–17 (E)	43,631	45,703
6.375%,4–1–20 (E)	39,888	42,481
Bankrate, Inc., 6.125%,8–15–18 (E)	24,256	25,711
CoreLogic, Inc., 7.250%, 6–1–21	52,112	56,412
CyrusOne L.P. and CyrusOne Finance Corp., 6.375%, 11–15–22	4,826	5,091
		175,398
Distillers & Vintners – 0.3%		
Constellation Brands, Inc.:		
3.750%, 5–1–21	12,642	12,358
4.250%, 5–1–23	18,771	18,348
		30,706
Distributors – 0.9%		
Pinnacle Operating Corp., 9.000%, 11–15–20 (E)	91,321	98,627

Ivy High Income Fund (in thousands) MARCH 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks – 0.5%		
Bank of America Corp.:		
8.000%,		
12–29–49 ....$	17,763	$ 20,117
8.125%,		
12–29–49	12,843	14,673
Barclays plc,		
8.250%,		
12–29–49	19,214	20,174
		54,964
Diversified Capital Markets – 1.6%		
JLL /Delta Dutch Newco B.V.,		
7.500%,		
2–1–22 (E)	15,644	16,113
Mobile Challenger Intermediate Group S.A.:		
8.750%,		
3–15–19 (E)(F)(G)	CHF 34,600	40,508
8.750%,		
3–15–19 (E)(F)(G)	EUR 32,600	46,542
Patriot Merger Corp.,		
9.000%,		
7–15–21(E) ....$	78,480	83,974
		187,137
Diversified Metals & Mining – 2.1%		
American Gilsonite Holding Co.,		
11.500%,		
9–1–17 (E)	20,241	21,051
Crystal Merger Sub, Inc.,		
7.625%,		
10–15–21 (E)	7,359	7,893
FMG Resources Pty Ltd.:		
8.250%,		
11–1–19 (E)	58,010	63,811
6.875%,		
4–1–22 (E)	73,798	79,516
Magnetation LLC and Mag Finance Corp.,		
11.000%,		
5–15–18 (E)	57,754	64,540
		236,811
Diversified Support Services – 0.7%		
Algeco Scotsman Global Finance plc:		
8.500%,		
10–15–18 (E)	22,656	24,752
10.750%,		
10–15–19 (E)	28,886	31,991
Nexeo Solutions LLC,		
8.375%, 3–1–18 ...	28,849	29,137
		85,880
Education Services – 1.8%		
Laureate Education, Inc.,		
9.250%,		
9–1–19 (E)	195,206	207,894
Electric Utilities – 0.2%		
Alliant Holdings,		
7.875%,		
12–15–20 (E) ....$	19,189	$ 20,532
Electronic Manufacturing Services – 0.2%		
KEMET Corp.,		
10.500%, 5–1–18	26,918	28,197
Food Distributors – 2.0%		
Diamond Foods, Inc.,		
7.000%, 3–15–19 (E) ..	6,658	6,891
Hawk Acquisition Sub, Inc.,		
4.250%,		
10–15–20 (E)	14,942	14,699
Michael Foods Holding, Inc.,		
8.500%,		
7–15–18 (E)(F)	29,611	30,943
Simmons Foods, Inc.,		
10.500%,		
11–1–17 (E)	38,835	42,087
Sun Merger Sub, Inc.:		
5.250%, 8–1–18 (E) ...	13,064	13,570
5.875%, 8–1–21 (E) ...	13,064	13,554
U.S. Foodservice, Inc.,		
8.500%, 6–30–19	102,045	110,414
		232,158
Gas Pipe Lines – 0.2%		
Sabine Pass Liquefaction LLC:		
5.625%, 2–1–21 (H)	15,639	16,128
5.625%, 4–15–23	5,302	5,275
		21,403
Health Care Equipment – 0.4%		
VWR Funding, Inc.,		
7.250%, 9–15–17	46,723	50,227
Health Care Facilities – 2.8%		
Capsugel S.A.,		
7.000%,		
5–15–19 (E)(F)	15,540	16,006
Catamaran Corp.,		
4.750%, 3–15–21	15,168	15,377
ConvaTec Finance International S.A.,		
8.250%,		
1–15–19 (E)(F)	35,648	36,717
FWCT-2 Escrow Corp.:		
5.125%, 8–1–21 (E) ...	7,522	7,710
6.875%, 2–1–22 (E) ...	26,326	27,511
HCA, Inc. (GTD by HCA Holdings, Inc.),		
5.000%, 3–15–24	18,930	18,965
MPH Acquisition Holdings LLC,		
6.625%, 4–1–22 (E) ...	20,195	20,725
Physio-Control International, Inc.,		
9.875%,		
1–15–19 (E)	15,036	16,878
Health Care Facilities (Continued)		
Tenet Healthcare Corp.:		
6.000%,		
10–1–20 (E)	$32,664	$ 34,950
8.125%, 4–1–22	79,864	89,248
6.875%, 11–15–31	38,869	34,982
		319,069
Health Care Services – 0.7%		
MedImpact Holdings, Inc.,		
10.500%, 2–1–18 (E) ...	48,789	52,936
Truven Health Analytics,		
10.625%, 6–1–20	23,101	26,220
		79,156
Health Care Supplies – 0.2%		
Alere, Inc.,		
6.500%, 6–15–20	13,494	14,168
HCA, Inc.,		
7.500%, 2–15–22	5,000	5,713
		19,881
Home Furnishings – 0.1%		
Empire Today, LLC and Empire Today Finance Corp.,		
11.375%, 2–1–17 (E) ...	6,846	6,957
Hotels, Resorts & Cruise Lines – 0.7%		
Hilton Worldwide Finance LLC,		
5.625%, 10–15–21 (E) ...	59,595	62,277
Ryman Hospitality Properties, Inc.,		
5.000%, 4–15–21	12,521	12,615
		74,892
Industrial Conglomerates – 0.2%		
WESCO Distribution, Inc.,		
5.375%, 12–15–21 (E) ..	18,973	19,400
Industrial Machinery – 0.2%		
Dynacast International LLC and Dynacast Finance, Inc.,		
9.250%, 7–15–19	12,424	13,822
Gardner Denver, Inc. and Renaissance Acquisition Corp.,		
6.875%, 8–15–21 (E) ...	4,810	4,954
		18,776
Integrated Telecommunication Services – 0.4%		
BCP (Singapore) VI Cayman Financing Co. Ltd.,		
8.000%, 4–15–21 (E) ...	9,502	9,645
CenturyLink, Inc.,		
5.625%, 4–1–20	17,159	18,038
Sprint Capital Corp.,		
6.900%, 5–1–19	10,000	10,975
Windstream Corp.,		
7.750%, 10–15–20	5,794	6,214
		44,872

Ivy High Income Fund *(in thousands)* MARCH 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Internet Software & Services – 0.7%		
IAC/InterActiveCorp.:		
4.875%, 11–30–18	$20,000	$ 20,875
4.750%, 12–15–22	2,342	2,292
J2 Global, Inc., 8.000%, 8–1–20	46,682	50,883
VeriSign, Inc., 4.625%, 5–1–23	11,230	10,781
		84,831
Investment Banking & Brokerage – 0.2%		
GFI Group, Inc., 9.625%, 7–19–18 (H)	22,863	24,349
IT Consulting & Other Services – 0.5%		
Akamai Technologies, Inc., Convertible, 0.000%, 2–15–19 (E)(I)	2,360	2,336
iGATE Corp., 4.750%, 4–15–19 (E)	39,221	39,369
SRA International, Inc. and Sterling Merger, Inc., 11.000%, 10–1–19	18,725	19,708
		61,413
Leasing – 0.3%		
Aircastle Ltd., 5.125%, 3–15–21	38,010	38,058
Leisure Facilities – 0.5%		
Palace Entertainment Holdings LLC, 8.875%, 4–15–17 (E)	20,302	21,063
Regal Entertainment Group:		
5.750%, 3–15–22	7,000	7,210
5.750%, 2–1–25	21,184	20,707
Viking Cruises Ltd., 8.500%, 10–15–22 (E)	8,604	9,766
		58,746
Metal & Glass Containers – 1.0%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5–1–18 (E)	30,837	32,610
BOE Intermediate Holding Corp., 9.000%, 11–1–17 (E)(F)	10,190	11,107
Consolidated Container Co. LLC and Consolidated Container Capital, Inc., 10.125%, 7–15–20 (E)	70,262	74,654
		118,371
Metals / Mining – 0.2%		
Artsonig Pty Ltd., 11.500%, 4–1–19 (E)(F)	20,532	20,583
Imperial Metals Corp., 7.000%, 3–15–19 (E)	4,725	4,820
		25,403

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment –0.7%		
AMC Entertainment, Inc., 5.875%, 2–15–22 (E)	$ 11,732	$ 11,937
Cinemark USA, Inc.:		
5.125%, 12–15–22	9,662	9,662
4.875%, 6–1–23	40,137	38,582
WMG Acquisition Corp.:		
5.625%, 4–15–22 (E)	3,800	3,857
6.750%, 4–15–22 (E)	11,400	11,471
		75,509
Oil & Gas Equipment & Services – 0.9%		
Brand Energy & Infrastructure Services, 8.500%, 12–1–21 (E)	42,157	44,686
SESI LLC, 7.125%, 12–15–21	57,055	63,617
		108,303
Oil & Gas Exploration & Production – 0.4%		
Sidewinder Drilling, Inc., 9.750%, 11–15–19 (E)	9,651	9,506
Whiting Petroleum Corp.:		
5.000%, 3–15–19	18,282	19,333
5.750%, 3–15–21	16,972	18,245
		47,084
Oil & Gas Refining & Marketing – 1.9%		
Energy Partners Ltd., 8.250%, 2–15–18	25,436	27,534
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (E)	56,526	61,685
Offshore Group Investment Ltd.:		
7.500%, 11–1–19	33,650	35,838
7.125%, 4–1–23	26,084	26,540
Samson Investment Co., 10.750%, 2–15–20 (E)(H)	22,564	24,595
Shelf Drilling Holdings Ltd., 8.625%, 11–1–18 (E)	29,493	31,926
		208,118
Other Diversified Financial Services –3.9%		
AA PIK Co. Ltd., 9.500%, 11–7–19 (E)(F)(G)	GBP 45,000	78,398
Abengoa Finance SAU, 7.750%, 2–1–20 (E)	$ 58,396	63,068

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services (Continued)		
Artesyn Escrow, Inc., 9.750%, 10–15–20 (E)	$20,139	$ 19,031
Greektown Holdings LLC and Greektown Mothership Corp., 8.875%, 3–15–19 (E)	46,385	47,893
Michaels FinCo Holdings LLC, 7.500%, 8–1–18 (E)(F)	57,580	59,307
NCR Escrow Corp.:		
5.875%, 12–15–21 (E)	26,601	27,998
6.375%, 12–15–23 (E)	25,049	26,615
New Cotai LLC and New Cotai Capital Corp., 10.625%, 5–1–19 (E)(F)	50,607	55,667
PC Nextco Holdings LLC and PC Nextco Finance, Inc., 8.750%, 8–15–19 (E)(F)	14,610	15,103
TransUnion Holding Co., Inc., 8.125%, 6–15–18 (F)	28,301	29,716
Westmoreland Escrow Corp., 10.750%, 2–1–18 (E)	21,701	23,708
		446,504
Packaged Foods & Meats – 0.3%		
Bumble Bee Foods LLC, 9.625%, 3–15–18 (E)(F)	28,038	29,440
Paper Packaging – 0.6%		
Beverage Packaging Holdings II Issuer, Inc. and Beverage Packaging Holdings (Luxembourg) II S.A.:		
5.625%, 12–15–16 (E)	11,669	11,961
6.000%, 6–15–17 (E)	39,988	41,387
Exopack Holdings S.A., 7.875%, 11–1–19 (E)	9,310	9,869
Reynolds Group Holdings Ltd., 9.000%, 4–15–19	8,858	9,478
		72,695
Personal Products – 0.3%		
Elizabeth Arden, Inc., 7.375%, 3–15–21	28,548	30,689
Pharmaceuticals – 1.3%		
Forest Laboratories, Inc., 5.000%, 12–15–21 (E)	95,425	100,912
Grifols Worldwide Operations Ltd., 5.250%, 4–1–22 (E)	7,865	8,042
Salix Pharmaceuticals Ltd., 6.000%, 1–15–21 (E)	36,961	39,456
		148,410

Ivy High Income Fund (in thousands) MARCH 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Precious Metals & Minerals – 0.3%		
Prince Mineral Holding Corp., 11.500%, 12–15–19 (E)	$ 28,321	$ 31,790
Property & Casualty Insurance – 1.0%		
Onex USI Acquisition Corp., 7.750%, 1–15–21 (E)	108,127	112,722
Real Estate Services – 0.2%		
Stearns Holdings, Inc., 9.375%, 8–15–20 (E)	22,590	23,607
Restaurants – 0.4%		
Dave & Buster's, Inc., 0.000%, 2–15–16 (E)(I)	52,530	44,454
Semiconductors –0.4%		
Canadian Solar, Inc., Convertible, 4.250%, 2–15–19 (E)	1,572	1,579
Micron Technology, Inc., 5.875%, 2–15–22 (E)	39,290	41,156
		42,735
Specialized Consumer Services – 3.2%		
AA Bond Co. Ltd., 9.500%, 7–31–19 (E)(G)	GBP 42,069	79,249
Ancestry.com Holdings LLC, 9.625%, 10–15–18 (E)(F)	$ 2,355	2,473
B-Corp Merger Sub, Inc., 8.250%, 6–1–19	96,366	99,979
Carlson Wagonlit B.V.:		
6.875%, 6–15–19 (E)	31,185	33,290
7.500%, 6–15–19 (E)(G)	EUR 12,963	19,466
Emdeon, Inc., 11.000%, 12–31–19	$ 10,500	12,167
First Data Holdings, Inc., 14.500%, 9–24–19 (E)(F)	11,282	10,605
Lansing Trade Group, 9.250%, 2–15–19 (E)	28,720	28,720
Nielsen Finance, 5.500%, 10–1–21 (E)	25,651	26,773
Specialized Consumer Services (Continued)		
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4–15–22 (E)	$ 45,590	$ 45,704
ServiceMaster Co. (The), 7.000%, 8–15–20	20,877	22,104
		380,530
Specialized Finance –1.3%		
Consolidated Communications Finance Co., 10.875%, 6–1–20	11,090	12,892
Flexi-Van Leasing, Inc., 7.875%, 8–15–18 (E)	25,687	28,320
Specialized Finance (Continued)		
International Lease Finance Corp., 5.875%, 8–15–22	3,000	3,173
TMX Finance LLC and TitleMax Finance Corp., 8.500%, 9–15–18 (E)	94,061	102,996
		147,381
Specialized REITs – 0.7%		
CNL Lifestyles Properties, Inc., 7.250%, 4–15–19	81,008	85,058
Specialty Stores –2.2%		
Central Garden & Pet Co., 8.250%, 3–1–18	37,655	38,832
Jo-Ann Stores Holdings, Inc., 9.750%, 10–15–19 (E)(F)	81,811	85,288
Jo-Ann Stores, Inc., 8.125%, 3–15–19 (E)	12,856	13,338
Michaels Stores, Inc., 5.875%, 12–15–20 (E)	6,000	6,068
New Academy Finance Co. LLC, 8.000%, 6–15–18 (E)(F)	27,931	28,594
PETCO Holdings, Inc., 8.500%, 10–15–17 (E)(F)	3,500	3,566
Spencer Spirit Holdings, Inc., 9.000%, 5–1–18 (E)(F)	22,803	23,259
Takko Luxembourg 2 S.C.A., 9.875%, 4–15–19 (E)(G)	EUR40,417	51,894
		250,839
Technology Distributors – 0.8%		
Sophia L.P. and Sophia Finance, Inc.:		
9.625%, 12–1–18 (E)(F)	$41,121	$ 43,074
9.750%, 1–15–19 (E)	48,442	53,771
		96,845
Textiles – 0.2%		
Quiksilver, Inc. and QS Wholesale, Inc.:		
7.875%, 8–1–18 (E)	10,412	11,323
10.000%, 8–1–20	12,522	14,244
		25,567
Thrifts & Mortgage Finance – 0.5%		
Provident Funding Associates L.P. and PFG Finance Corp.:		
10.125%, 2–15–19 (E)	13,879	15,163
6.750%, 6–15–21 (E)	38,210	38,210
		53,373
Tobacco – 0.3%		
Prestige Brands, Inc., 5.375%, 12–15–21 (E)	35,691	36,539
Wireless Telecommunication Service – 3.0%		
Digicel Group Ltd., 8.250%, 9–30–20 (E)	35,962	38,389
DigitalGlobe, Inc., 5.250%, 2–1–21	32,144	31,742
Sprint Corp.:		
7.250%, 9–15–21 (E)	83,544	91,062
7.875%, 9–15–23 (E)	76,059	83,665
7.125%, 6–15–24 (E)	19,903	20,898
T-Mobile USA, Inc.:		
6.464%, 4–28–19	21,198	22,682
6.542%, 4–28–20	14,724	15,847
6.633%, 4–28–21	7,615	8,186
6.125%, 1–15–22	7,464	7,819
6.731%, 4–28–22	9,891	10,596
6.836%, 4–28–23	2,945	3,159
6.500%, 1–15–24	7,542	7,900
		341,945
TOTAL CORPORATE DEBT SECURITIES – 67.2%		**$7,717,759**
(Cost: $7,333,204)		

MUNICIPAL BONDS

	Principal	Value
Puerto Rico – 0.4%		
Cmnwlth of PR, GO Bonds of 2014, Ser A,		
8.000%, 7–1–35	$21,985	$20,573
PR Aqueduct and Sewer Auth Rev Bonds, Ser 2012A (Sr Lien):		
5.750%, 7–1–37	9,485	6,835
5.250%, 7–1–42	9,485	6,364
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX,		
5.750%, 7–1–36	2,845	1,746
PR Elec Power Auth, Power Rev Bonds, Ser 2013A,		
7.000%, 7–1–33	3,795	2,662
PR Elec Power Auth, Power Rev Bonds, Ser WW,		
5.500%, 7–1–38	11,380	6,842
		45,022
TOTAL MUNICIPAL BONDS – 0.4%		**$45,022**

(Cost: $46,820)

MUNICIPAL BONDS – TAXABLE

	Principal	Value
Arizona – 0.1%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B,		
0.976%, 1–1–37 (H)	4,875	3,956
New York – 0.0%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009,		
11.000%, 3–1–29 (E)	1,875	2,608
TOTAL MUNICIPAL BONDS –TAXABLE – 0.1%		**$ 6,564**

(Cost: $5,120)

LOANS

	Principal	Value
Air Freight & Logistics – 0.1%		
DAE Aviation Holdings, Inc.:		
5.000%, 11–2–18 (H)	992	1,005
7.750%, 7–29–19 (H)	15,706	15,961
		16,966
Apparel Retail – 2.1%		
Gymboree Corp. (The),		
5.000%, 11–23–17 (H) . . .	7,880	7,073
Lands' End, Inc.,		
0.000%, 3–14–21 (H)	22,049	22,008
Neiman Marcus Group Ltd., Inc.:		
4.250%, 10–25–20 (H) . . .	24,938	25,003
Nine West Holdings, Inc.,		
0.000%, 12–5–20 (H)	47,279	47,397
Talbots, Inc. (The):		
4.750%, 3–17–20 (H)	19,702	19,677
8.250%, 3–17–21 (H)	23,642	23,997

LOANS (Continued)

	Principal	Value
Apparel Retail (Continued)		
True Religion Apparel, Inc.:		
5.875%, ... 7–29–19 (H)	$ 39,666	$ 37,806
5.875%, ... 7–30–19 (H)	39,865	37,997
11.000%, ... 1–30–20 (H)	16,838	16,080
		237,038
Application Software – 2.8%		
Applied Systems, Inc.:		
4.250%, ... 1–15–21 (H)	6,250	6,266
7.500%, ... 1–15–22 (H)	34,872	35,395
Aptean Holdings, Inc.:		
5.250%, ... 2–6–20 (H)	23,618	23,677
0.000%, ... 2–21–21 (H)	3,939	3,988
8.500%, ... 2–21–21 (H)	11,807	11,955
Infor Global Solutions European Finance, S.a.R.L.,		
12.875%, 4–5–17 (F)(H)	5,251	5,553
Misys plc and Magic Newco LLC,		
12.000%, 6–12–19 (H)	208,077	238,248
		325,082
Auto Parts & Equipment – 0.5%		
Alliance Tire Group:		
11.375%, 6–25–21 (F)(H)	35,000	35,216
Direct ChassisLink, Inc.,		
8.250%, 11–7–19 (H)	18,617	18,762
		53,978
Broadcasting – 0.6%		
PAW LUXCO II S.A.R.L.,		
5.205%, 7–29–17 (G)(H)	EUR48,749	66,807
Building Products – 0.6%		
GYP Holdings III Corp.:		
0.000%, ... 3–27–21 (H) . . . . . . $	32,025	31,865
0.000%, ... 3–27–22 (H)	32,025	32,145
Ply Gem Industries, Inc., 4.000%, 1–22–21 (H)	5,000	5,002
		69,012
Casinos & Gaming – 0.2%		
Centaur Acquisition LLC,		
8.750%, 2–20–20 (H)	9,821	10,005

LOANS (Continued)

	Principal	Value
Casinos & Gaming (Continued)		
Gateway Casinos & Entertainment Ltd.:		
6.250%, 11–4–19 (G)(H)	CAD 38 $	34
5.577%, 11–26–19 (G)(H)	14,944	13,433
		23,472
Commodity Chemicals – 0.1%		
Kronos Worldwide, Inc.,		
4.750%, 1–31–20 (H) . . . . $	7,856	7,905
Construction Materials – 0.3%		
Continental Building Products LLC,		
4.750%, 8–28–20 (H)	17,693	17,708
Quickrete Holdings, Inc.:		
4.000%, 9–19–20 (H)	7,059	7,066
7.000%, 3–19–21 (H)	7,924	8,117
		32,891
Data Processing & Outsourced Services – 0.8%		
Sedgwick Claims Management Services, Inc.:		
3.750%, 1–27–21 (H)	40,000	39,550
6.750%, 1–27–22 (H)	53,020	52,656
		92,206
Diversified Metals & Mining – 1.4%		
FMG Resources Pty Ltd.,		
4.250%, 6–30–19 (H)	172,922	174,170
Diversified Support Services – 0.9%		
Advantage Sales & Marketing, Inc.:		
4.250%, 12–17–17 (H)	2,992	3,003
8.250%, 6–18–18 (H)	33,483	33,922
Nexeo Solutions LLC: 5.000%, 2–16–17 (H)	4,974	4,974
Omnitracs, Inc.:		
4.750%, 10–29–20 (H)	7,980	8,056
8.750%, 4–29–21 (H)	5,000	5,063
Sprint Industrial Holdings LLC:		
7.000%, 5–14–19 (H)	36,034	36,125
11.250%, 5–14–19 (H)	10,642	10,695
		101,838
Environmental & Facilities Services – 0.3%		
Brickman Group Ltd. (The):		
4.000%, 12–11–20 (H)	23,309	23,334
7.500%, 12–11–21 (H)	7,789	7,925
		31,259
Food Distributors – 1.1%		
Performance Food Group, Inc.,		
6.250%, 11–14–19 (H)	20,920	21,199

Ivy High Income Fund (in thousands) MARCH 31, 2014

LOANS (Continued)	Principal	Value
Food Distributors (Continued)		
U.S. Foods, Inc., 4.500%, 3–31–19 (H)	$96,506	$ 96,916
		118,115
Food Retail – 0.9%		
Focus Brands, Inc.:		
5.500%, 2–22–18 (H)	70,940	71,028
10.250%, 8–21–18 (H)	36,399	36,900
		107,928
General Merchandise Stores – 1.0%		
BJ's Wholesale Club, Inc.:		
4.500%, 9–26–19 (H)	15,524	15,563
8.500%, 3–31–20 (H)	42,836	43,778
Orchard Acquisition Co. LLC:		
0.000%, 2–8–19 (H)	—*	—*
7.000%, 2–8–19 (H)	49,088	49,948
		109,289
Health Care Facilities –0.9%		
CHS/Community Health Systems, Inc.: 4.250%, 1–22–21 (H)	7,819	7,879
MPH Acquisition Holdings LLC, 4.000%, 3–21–21 (H)	9,513	9,489
Surgery Center Holdings, Inc.:		
6.000%, 4–11–19 (H)	28,420	28,421
9.750%, 4–11–20 (H)	61,246	60,481
		106,270
Health Care Services –0.6%		
Accellent, Inc.:		
0.000%, 2–21–22 (H)	1,522	1,508
7.500%, 2–21–22 (H)	20,154	19,965
Ikaria, Inc.:		
5.000%, 2–4–21 (H)	25,128	25,276
8.750%, 2–4–22 (H)	23,557	23,851
		70,600
Health Care Supplies –0.3%		
Sage Products Holdings III LLC, 9.250%, 6–13–20 (H)	30,299	30,981
Health Care Technology – 0.5%		
Merge Healthcare, Inc., 6.000%, 4–3–19 (H)	22,597	21,241
Vitera Healthcare Solutions LLC:		
6.000%, 11–4–20 (H)	19,371	19,250
9.250%, 11–4–21 (H)	11,652	11,769
		52,260
Hotels, Resorts & Cruise Lines – 1.2%		
Four Seasons Hotels Ltd., 6.250%, 12–27–20 (H)	$ 20,273	$ 20,552
Hilton Worldwide Finance LLC:		
3.750%, 9–23–20 (H)	8,131	8,140
3.750%, 10–15–20 (H)	109,764	109,892
		138,584
Housewares & Specialties – 0.5%		
KIK Custom Products, Inc.:		
5.500%, 5–17–19 (H)	37,231	37,080
9.500%, 11–17–19 (H)	22,502	22,643
Provo Craft & Novelty, Inc., 15.000%, 3–2–16 (F)(H)	7,468	—*
		59,723
Independent Power Producers & Energy Traders – 0.8%		
Alinta Energy Finance PTY Ltd.:		
0.000%, 8–13–19 (H)	4,640	4,700
6.375%, 8–13–19 (H)	70,569	71,481
Texas Competitive Electric Holdings Co. LLC: 4.737%, 10–10–17 (H)	20,913	15,057
		91,238
Industrial Conglomerates – 0.3%		
Crosby Worldwide Ltd.:		
4.000%, 11–22–20 (H)	18,659	18,550
7.000%, 11–22–21 (H)	16,645	16,749
		35,299
Industrial Machinery –1.3%		
Capital Safety North America Holdings, Inc.:		
0.000%, 3–26–21 (H)	53,294	53,188
0.000%, 3–26–22 (H)	51,343	51,633
Gardner Denver, Inc., 4.750%, 7–23–20 (G)(H)	EUR 8,235	11,350
United Central Industrial Supply Company LLC, 7.500%, 10–12–18 (H)	$ 28,835	28,402
		144,573
Internet Software & Services – 0.3%		
Avast Software, 5.000%, 3–18–20 (H)	$ 19,701	$ 19,651
W3 Co., 9.250%, 9–1–20 (H)	13,722	13,722
		33,373
Investment Banking & Brokerage – 0.2%		
Bats Global Markets, Inc.:		
0.000%, 1–7–20 (H)	2,355	2,369
5.000%, 1–7–20 (H)	25,863	26,014
		28,383
IT Consulting & Other Services – 1.2%		
Active Network, Inc. (The):		
5.500%, 11–15–20 (H)	37,302	37,605
9.500%, 11–15–21 (H)	39,265	40,050
Triple Point Group Holdings, Inc.:		
5.250%, 7–13–20 (H)	36,174	34,004
9.250%, 7–13–21 (H)	24,243	22,122
		133,781
Leisure Facilities – 0.3%		
Northfield Park Associates LLC:		
0.000%, 11–9–18 (H)	10,669	10,842
9.000%, 12–10–18 (H)	25,938	26,360
		37,202
Life Sciences Tools & Services – 0.2%		
Atrium Innovations, Inc.:		
4.250%, 1–29–21 (H)	6,281	6,257
0.000%, 7–29–21 (H)	16,486	16,713
7.750%, 7–29–21 (H)	4,711	4,776
		27,746
Metal & Glass Containers – 0.3%		
Evergreen Tank Solution, Inc., 9.500%, 9–28–18 (H)	31,003	30,983
Movies & Entertainment –2.6%		
Formula One Holdings Ltd. and Alpha Topco Ltd., 9.250%, 10–16–19 (H)	160,000	166,599

Ivy High Income Fund *(in thousands)* MARCH 31, 2014

LOANS (Continued)	Principal	Value
Movies & Entertainment (Continued)		
Formula One Holdings Ltd. and Delta Two S.a.r.l.:		
4.500%, 4–30–19 (H)	$134,688	$135,467
Yonkers Racing Corp., 8.750%, 8–20–20 (H)	5,000	4,950
		307,016
Oil & Gas Exploration & Production – 0.3%		
Chesapeake Energy Corp., 5.750%, 12–2–17 (H)	17,000	17,368
Sabine Oil & Gas LLC, 8.750%, 12–31–18 (H)	13,548	13,709
		31,077
Oil & Gas Refining & Marketing – 1.1%		
Fieldwood Energy LLC: 8.125%, 9–30–20 (H)	64,954	67,566
Shelf Drilling Midco Ltd., 10.000%, 10–8–18 (F)(H)	60,366	61,650
		129,216
Oil & Gas Storage & Transportation – 0.7%		
Bowie Resources Holdings LLC:		
6.750%, 8–12–20 (H)	46,200	46,662
11.750%, 2–16–21 (H)	34,306	34,306
		80,968
Other Diversified Financial Services – 0.7%		
Cetera Financial Group, Inc., 6.500%, 7–15–19 (H)	21,725	21,725
Precision Capital Pte. Ltd., 7.250%, 10–22–18 (H)	18,500	18,361
SEI Holdings Corp., 0.000%, 3–24–22 (H)	40,500	40,297
		80,383
Paper Packaging – 0.3%		
FPC Holdings, Inc., 9.250%, 5–27–20 (H)	32,147	31,584
Pharmaceuticals – 0.2%		
Patheon, Inc., 4.250%, 1–23–21 (H)	23,517	23,378
Research & Consulting Services – 0.4%		
Larchmont Resources LLC, 8.250%, 8–7–19 (H)	49,761	50,507
Restaurants – 0.2%		
Brasa Holdings, Inc., 11.000%, 12–18–19 (H)	$24,429	$ 24,551
Specialty Chemicals – 0.3%		
Chromaflo Technologies Corp.:		
4.500%, 12–2–19 (H)	7,484	7,503
8.250%, 6–2–20 (H)	21,318	21,451
		28,954
TOTAL LOANS – 29.4%		**$3,376,586**
(Cost: $3,296,499)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.0%		
Becton Dickinson & Co., 0.130%, 4–28–14 (J)	40,000	39,996
Bemis Company, Inc.:		
0.230%, 4–2–14 (J)	13,250	13,250
0.230%, 4–11–14 (J)	8,000	7,999
0.230%, 4–17–14 (J)	1,900	1,900
0.230%, 4–22–14 (J)	6,000	5,999
Campbell Soup Co.:		
0.090%, 4–10–14 (J)	1,079	1,079
0.150%, 5–6–14 (J)	5,000	4,999
Clorox Co. (The):		
0.170%, 4–7–14 (J)	13,000	13,000
0.210%, 4–9–14 (J)	15,950	15,949
0.160%, 4–14–14 (J)	12,000	11,999
0.160%, 4–21–14 (J)	9,175	9,174
Diageo Capital plc (GTD by Diageo plc):		
0.250%, 5–15–14 (J)	5,000	4,998
0.240%, 5–22–14 (J)	16,504	16,498
DTE Energy Co. (GTD by Detroit Edison Co.), 0.220%, 4–23–14 (J)	16,000	15,998
Ecolab, Inc.:		
0.210%, 4–7–14 (J)	10,000	10,000
0.220%, 4–14–14 (J)	15,000	14,999
Enbridge, Inc.:		
0.270%, 4–11–14 (J)	11,000	10,999
0.270%, 4–14–14 (J)	5,000	4,999
0.270%, 4–16–14 (J)	30,000	29,996
0.270%, 4–24–14 (J)	20,000	19,996

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.):		
0.210%, 4–3–14 (J)	$15,000	$ 15,000
0.170%, 4–8–14 (J)	8,000	8,000
0.200%, 4–15–14 (J)	15,000	14,999
ICICI Bank Ltd. (GTD by Wells Fargo Bank N.A.), 0.420%, 5–12–14 (J)	7,800	7,796
Kroger Co. (The), 0.190%, 4–1–14 (J)	19,336	19,336
Virginia Electric and Power Co.:		
0.200%, 4–28–14 (J)	2,893	2,893
0.210%, 5–1–14 (J)	15,000	14,997
		336,848
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (K)	1,361	1,361
United States Government Agency Obligations – 0.0%		
Overseas Private Investment Corp. (GTD by U.S. Government), 0.120%, 4–7–14 (K)	5,187	5,187
TOTAL SHORT-TERM SECURITIES – 3.0%		**$ 343,396**
(Cost: $343,400)		
TOTAL INVESTMENT SECURITIES – 100.9%		**$11,581,428**
(Cost: $11,114,033)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9%)		**(102,584)**
NET ASSETS – 100.0%		**$11,478,844**

Notes to Schedule of Investments

  *Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Restricted securities. At March 31, 2014, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Maritime Finance Co. Ltd.	9–19–13	1,750	$35,000	$36,470
Provo Craft & Novelty, Inc.	9–15–11	3	1	–
			$35,001	$36,470

   The total value of these securities represented 0.3% of net assets at March 31, 2014.

(C) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2014, the total value of these securities amounted to $5,205,193 or 45.3% of net assets.

(F) Payment-in-kind bonds.

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (CAD - Canadian Dollar, CHF - Swiss Franc, EUR - Euro and GBP - British Pound).

(H) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014.

(I) Zero coupon bond.

(J) Rate shown is the yield to maturity at March 31, 2014.

(K) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Morgan Stanley International	70,278	4–28–14	$—	$1,247
Sell	British Pound	State Street Global Markets	20,848	4–28–14	—	363
Sell	Euro	Morgan Stanley International	217,438	4–28–14	—	105
Sell	Euro	Morgan Stanley International	720	5–15–14	19	—
Sell	Euro	Morgan Stanley International	720	11–14–14	19	—
Sell	Euro	Morgan Stanley International	729	5–15–15	—	48
Sell	Euro	Morgan Stanley International	729	11–16–15	—	50
Sell	Swiss Franc	Deutsche Bank AG	35,800	4–28–14	—	75
					$38	$1,888

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 50,372	$ —	$ 36,986
Preferred Stocks	—	2,536	—
Warrants	—	—	2,207
Corporate Debt Securities	—	7,555,641	162,118
Municipal Bonds	—	51,586	—
Loans	—	2,533,929	842,657
Short-Term Securities	—	343,396	—
Total	$ 50,372	$10,487,088	$ 1,043,968
Forward Foreign Currency Contracts	$ —	$ 38	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 1,888	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Warrants	Corporate Debt Securities	Loans	Short-Term Securities
Beginning Balance 4-1-13	$ —	$ 3,143	$ 93,646	$ 503,760	$ 5,475
Net realized gain (loss)	—*	—	244	135	—
Net change in unrealized appreciation (depreciation)	1,338	(2,420)	4,881	(1,938)	—
Purchases	35,648	—	58,273	689,529	—
Sales	—	—	(9,831)	(201,174)	—
Amortization/Accretion of premium/discount	—	—	534	896	—
Transfers into Level 3 during the period	—	1,484	108,017	56,660	—
Transfers out of Level 3 during the period	—	—	(93,646)	(205,211)	(5,475)
Ending Balance 3-31-14	$36,986	$ 2,207	$162,118	$ 842,657	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-14	$ 1,337	($ 2,420)	$ 4,881	$ 1,426	$ —

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended March 31, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 516	Broker	Broker quotes
	$ 36,470	Third-party vendor pricing service	Broker quotes
Warrants	$ 2,207	Broker	Broker quotes
Corporate Debt Securities	$162,118	Third-party vendor pricing service	Broker quotes
Loans	$842,657	Third-party vendor pricing service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



John C. Maxwell

Below, John C. Maxwell, CFA, portfolio manager of Ivy International Core Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Maxwell has managed the Fund since February 2006 and has 22 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014

Ivy International Core Equity Fund (Class A shares at net asset value)	21.42%
Ivy International Core Equity Fund (Class A shares including sales load)	14.41%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Index (generally reflects the performance of securities in Europe, Australasia and the Far East)	17.56%
Lipper International Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives	15.49%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

International markets posted another solid year

For the fourth year in the last five, international markets delivered solid positive returns and the Fund did the same, outperforming its benchmark index by more than 300 basis points. Throughout the year, stock selection drove the strong performance despite favoring stable over cyclical stocks in an up market. As we have said for more than a year, in the medium term, we seek to be less reactive to gyrations of economic data and focus our stock selection on what we believe to be well-positioned, undervalued or reasonably priced companies with solid opportunities for growth.

From a geographic standpoint, one of the largest detractors to performance was investing approximately 10% of the Fund directly in emerging markets, which underperformed the benchmark for the third year in a row. We still believe this allocation is appropriate, and we will continue to look for opportunities in the emerging-market universe. In our view, emerging-market stocks represent one of the few asset classes that appear to be undervalued. Within developed markets, the U.K., France, Japan and the Netherlands were standout performers and the Fund benefited from good stock selection in those regions.

From a sector standpoint, strong stock selection and overweight allocations to information technology and health care generated positive performance. On the other hand, the Fund's allocation to financials disappointed.

Another year of aggressive monetary policy

During the year we had the continuation of extremely accommodative monetary policy. Politically speaking, it was a relatively good year in the developed markets, while there was quite a bit of turmoil in emerging markets. In Europe, Italy's political situation improved dramatically over the course of the year. Newly elected Prime Minister Matteo Renzi has taken over leadership in the country, widely seen as a sign of much-needed generational change. In September, the re-election of German Chancellor Angela Merkel was positive for stocks and for European stability. Confidence in European unity grew through the year as peripheral bond yields came in dramatically. In the U.K., the government reignited its economy through a house lending scheme. In Japan, the Abe administration delivered some inflation mostly through aggressive monetary easing; however, its economic reforms remain unclear.

Turmoil in the Middle East continued, and protests and riots were prevalent in a number of developing countries including Thailand, Turkey and Brazil as people became dissatisfied with inept government. The year ended on a bad note with the Russian annexation of Crimea. In China, the new government continued on their quest to diminish corruption and seek a more market-oriented economy. While we believe Chinese reform should be good for the economy and market over the long term, in the short to medium term, it appears to be creating a lot of uncertainty and poor market performance.

The Federal Reserve's (Fed) threat to taper or reduce the amount of monthly bond purchases under the Quantitative Easing 3 (QE3) program in late May threw the global, and in particular, emerging markets into a tailspin. From the time of former Chairman Bernanke's late-May suggestion to taper, until the early summer performance lows, the Fund's benchmark corrected approximately 10%. Emerging markets were harder hit. For example, Brazil's market experienced more than a 25% correction in six weeks. Expectations were for tapering to commence in September; however, when tapering did not start, the markets responded positively. That said, markets began to trade-off once it was clear tapering would commence in January. A little more than five years after the global financial crisis, the U.S. is anticipated to start reducing the easy money again. Only time will tell if the economy will let us move to a more normal monetary policy.

Actions in the Fund during the year

Throughout the year, we maintained a very stable outlook and believe we were disciplined in not overreacting to short-term macroeconomic swings. Generally speaking, we managed the Fund with an overweight allocation to defensive sectors relative to cyclical sectors. In addition, we generally maintained 3% to 5% cash during the year. As the market multiple rose, we became more inclined to add reasonably priced growth stocks rather than relative value stocks.

As the year progressed, we reduced our sector weighting in industrials based on slower economic growth coupled with rising competition from emerging markets — characteristics that we view as likely to negatively impact stock prices. We also reduced our weighting in telecommunication services where stocks experienced an enormous rerating increase last year and were, we think, inflated relative to fundamentals. Our largest increase was to the financial sector where we found opportunities we believe should benefit from rising equity markets and steepening yield curves. Along the same theme, our largest overweight position is the information technology sector, where we are finding stocks we believe have strong secular growth drivers.

From a geographic standpoint, we added to emerging-market stocks in the summer shortly after the Fed's taper scare. At fiscal year-end, the Fund had approximately 11% invested directly in emerging-market stocks compared to approximately 6% during the second quarter of 2013. In our view, emerging-market equities currently are out of favor after three years of underperformance, but we believe there is a very appealing mix of both value- and growth-oriented opportunities in developing markets. In Japan, we began the year with a higher-than-normal weighting of approximately 19% and slightly reduced that allocation throughout the year. Generally speaking, we believe the Abe administration will be equity friendly. In Australia, we maintained an underweight position — we do not see much opportunity for growth and, in our view, the relative valuation story is average.

As we ended the year, there was increasing talk of synchronized, accelerated global economic growth. While we agree, we believe it is already reflected in stocks as share prices appreciated much more than earnings grew over the last year. Additionally, we do not expect a major upside surprise in economic growth. All in all, our economic outlook for the coming year is for continued slow-to-moderate growth.

In this environment, we will continue to position the Fund based on our long-term outlook of continued slow growth. We believe it is unlikely that we will get a robust, self-sustaining economic cycle. If that were to occur, we think heavily indebted governments would rapidly tighten the extremely loose monetary policy now in place, which could offset the benefits to equity valuations.

We expect to keep the Fund in a slightly defensive position, and we will continue to seek investments in reasonably priced companies that are less dependent on economic growth. Through the past fiscal year, our key themes did not change. We continue to seek exposure to:

• Disproportionate growth of emerging-market consumers, particularly in the Asia-Pacific region;

• Strong growth in infrastructure;

• Strong and believable dividend yields; and

• Stocks that we think will benefit from increased merger and acquisition activity.

Outlook

We believe global economic growth is fragile, but showing positive momentum with global monetary policy extremely aggressive, though having peaked in the U.S. and the U.K. We think improvement in economic growth will eventually lead to tighter monetary and, to a lesser extent, fiscal policy in the advanced economies. In our opinion, the slower economic growth since 2008 is likely as good as we can expect today, with greater downside than upside risks.

We think relative valuation remains supportive for international equities, while absolute valuations are no longer attractive. Equities are trading at levels above their historic averages (over the last 25 years), while bonds are trading at a significant premium. That said, in most markets 10-year bonds recently traded down while equities appreciated, reducing the relative attractiveness of equities. This year, for the first time since the downturn, we saw money aggressively flow from bonds to equities — driving equity market performance. We think the multiple expansion phase of the market has passed, and fundamentals and earnings growth will be the leading drivers of equity performance going forward.

For the long term, we believe emerging middle-class populations in countries including China, India, Russia and Brazil will continue to work toward higher standards of living. This will require vast infrastructure and increasingly productive economies. We think these trends will drive the stocks of consumer-facing and infrastructure companies that serve those markets. As always, we will continue to buy stocks in companies that demonstrate strong cash generation, less leveraged balance sheets and what we consider solid opportunities for growth.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Core Equity Fund.

Ivy International Core Equity Fund

ALL DATA IS AS OF MARCH 31, 2014 (UNAUDITED)

Asset Allocation

Stocks	**95.4%**
Financials	18.7%
Consumer Discretionary	16.8%
Consumer Staples	12.3%
Health Care	12.2%
Energy	10.0%
Information Technology	8.6%
Industrials	6.6%
Telecommunication Services	5.9%
Materials	3.0%
Utilities	1.3%
Cash and Cash Equivalents	**4.6%**

Lipper Rankings

Category: Lipper International Large-Cap Core Funds	Rank	Percentile
1 Year	5/144	4
3 Year	75/128	59
5 Year	14/111	13
10 Year	3/76	4

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**53.0%**
United Kingdom	18.9%
France	12.8%
Germany	6.4%
Spain	3.9%
Other Europe	11.0%
Pacific Basin	**32.2%**
Japan	17.6%
Australia	5.2%
Other Pacific Basin	9.4%
North America	**5.1%**
South America	**2.8%**
Other	**2.3%**
Cash and Cash Equivalents	**4.6%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Total S.A.	France	Energy	Integrated Oil & Gas
Shire plc	United Kingdom	Health Care	Pharmaceuticals
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
SABMiller plc	United Kingdom	Consumer Staples	Brewers
DaimlerChrysler AG, Registered Shares	Germany	Consumer Discretionary	Automobile Manufacturers
ING Groep N.V., Certicaaten Van Aandelen	Netherlands	Financials	Other Diversified Financial Services
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
Bayer AG	Germany	Health Care	Pharmaceuticals
Cheung Kong (Holdings) Ltd.	Hong Kong	Financials	Real Estate Development

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Core Equity Fund

(UNAUDITED)



	Ivy International Core Equity Fund, Class A Shares[1]	$23,064
	MSCI EAFE Index	$18,822

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	14.41%	16.47%	20.64%	14.35%	21.93%	21.19%	21.63%
5-year period ended 3-31-14	15.42%	15.65%	16.03%	15.36%	17.28%	—	16.99%
10-year period ended 3-31-14	8.72%	8.44%	8.62%	—	—	—	9.54%
Since inception of Class through 3-31-14[4]	—	—	—	3.30%	4.78%	19.62%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy International Core Equity Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Australia – 5.2%		
Amcor Ltd.	3,067	$ 29,554
Coca-Cola Amatil Ltd.	2,842	29,071
Stockland Corp. Ltd.	8,001	27,826
Telstra Corp. Ltd. ADR	5,046	23,772
		110,223
Brazil – 2.8%		
Hypermarcas S.A.	4,762	34,505
TIM Participacoes S.A.	3,764	19,525
TIM Participacoes S.A. ADR	198	5,143
		59,173
China – 3.3%		
Baidu.com, Inc. ADR (A)	144	21,868
China Construction Bank Corp.	37,205	26,046
China Unicom Ltd.	17,114	22,505
		70,419
Denmark – 1.3%		
TDC A/S	2,972	27,480
France – 12.8%		
Bouygues S.A.	589	24,561
Cap Gemini S.A.	376	28,472
Gaz de France	999	27,344
L Air Liquide S.A.	84	11,342
Publicis Groupe S.A. (A)	310	28,030
Remy Cointreau S.A.	262	21,013
Sanofi-Aventis	348	36,258
Total S.A.	1,101	72,223
Vinci	308	22,884
		272,127
Germany – 6.4%		
Bayer AG	306	41,343
DaimlerChrysler AG, Registered Shares	457	43,225
Deutsche Bank AG	480	21,487
Fresenius SE & Co. KGaA	194	30,369
		136,424
Hong Kong – 2.6%		
Cheung Kong (Holdings) Ltd.	2,491	41,299
SJM Holdings Ltd.	5,064	14,233
		55,532
Israel – 2.3%		
Teva Pharmaceutical Industries Ltd. ADR	917	48,443
Japan – 17.6%		
Asahi Breweries Ltd.	100	2,796
Bridgestone Corp.	754	26,744
Chiyoda Corp.	1,376	17,744
FamilyMart Co. Ltd.	505	22,193
Fuji Media Holdings, Inc.	1,293	23,745
Honda Motor Co. Ltd.	660	23,244
Inpex Corp.	2,518	32,662
Isuzu Motors Ltd.	4,296	24,682
Komatsu Ltd.	1,224	$ 25,344
Millea Holdings, Inc.	1,188	35,670
Mitsubishi Corp.	1,397	25,923
Mizuho Financial Group, Inc.	17,004	33,608
Nissin Kogyo Co. Ltd.	1,180	21,998
Softbank Corp.	326	24,606
Tokyo Electron Ltd.	564	34,550
		375,509
Luxembourg – 1.6%		
Acergy S.A.	1,816	33,755
Mexico – 2.5%		
Grupo Financiero Banorte S.A.B. de C.V.	4,067	27,505
Grupo Televisa S.A. GDR	791	26,332
		53,837
Netherlands – 3.2%		
ING Groep N.V., Certicaaten Van Aandelen (A)	3,047	43,133
Royal DSM Heerlen	348	23,900
		67,033
Singapore – 1.1%		
United Overseas Bank Ltd.	1,335	22,977
South Korea – 2.4%		
Hyundai Mobis	88	26,163
Samsung Electronics Co. Ltd.	19	24,046
		50,209
Spain – 3.9%		
Amadeus IT Holding S.A.	531	22,053
CaixaBank S.A.	5,764	37,085
Gestevision Telecinco S.A.	1,999	23,288
		82,426
Sweden – 1.5%		
Investor AB, B Shares	887	32,101
Switzerland – 3.4%		
Credit Suisse Group AG, Registered Shares	731	23,655
Nestle S.A., Registered Shares	635	47,806
		71,461
United Kingdom – 18.9%		
British Sky Broadcasting Group plc	1,700	25,878
Burberry Group plc	1,090	25,341
GlaxoSmithKline plc	1,198	31,779
Kingfisher plc	2,925	20,552
Petrofac Ltd.	1,245	29,846
Prudential plc	1,132	23,929
Reckitt Benckiser Group plc	323	$ 26,275
Rolls-Royce Group plc	1,368	24,486
Royal Dutch Shell plc, Class A	1,160	42,374
SABMiller plc	944	47,153
Shire plc	1,466	72,001
Unilever plc	766	32,690
		402,304
United States – 2.6%		
Cognizant Technology Solutions Corp., Class A (A)	557	28,195
Yahoo!, Inc. (A)	739	26,524
		54,719
TOTAL COMMON STOCKS – 95.4%		**$2,026,152**
(Cost: $1,720,566)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.2%		
Bemis Company, Inc., 0.230%, 4–7–14 (B)	$6,650	6,650
Corporacion Andina de Fomento, 0.140%, 4–2–14 (B)	5,000	5,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.210%, 4–3–14 (B)	5,000	5,000
Illinois Tool Works, Inc., 0.090%, 4–2–14 (B)	3,000	3,000
Kellogg Co., 0.270%, 5–23–14 (B)	6,000	5,998
L Oreal USA, Inc., 0.060%, 4–8–14 (B)	7,315	7,314
Merck & Co., Inc., 0.040%, 5–28–14 (B)	6,583	6,583
Sysco Corp., 0.070%, 4–1–14 (B)	5,077	5,077
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank), 0.110%, 4–25–14 (B)	5,000	5,000
Total Capital Canada Ltd. (GTD by Total S.A.), 0.080%, 4–24–14 (B)	5,000	5,000
Virginia Electric and Power Co., 0.200%, 4–3–14 (B)	8,000	7,999
Wisconsin Gas LLC, 0.070%, 4–3–14 (B)	4,000	4,000
		66,621

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (C) . .	$6,850	$ 6,850
TOTAL SHORT-TERM SECURITIES – 3.5%		$ 73,471
(Cost: $73,471)		
TOTAL INVESTMENT SECURITIES – 98.9%		$2,099,623
(Cost: $1,794,037)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		22,438
NET ASSETS – 100.0%		$2,122,061

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2014.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Barclays Capital, Inc.	116,600	4-28-14	$319	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 353,455	$ —	$ —
Consumer Staples	263,503	—	—
Energy	210,859	—	—
Financials	396,321	—	—
Health Care	260,191	—	—
Industrials	140,943	—	—
Information Technology	185,709	—	—
Materials	64,796	—	—
Telecommunication Services	123,031	—	—
Utilities	27,344	—	—
Total Common Stocks	$2,026,152	$ —	$ —
Short-Term Securities	—	73,471	—
Total	$2,026,152	$ 73,471	$ —
Forward Foreign Currency Contracts	$ —	$ 319	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
GTD = Guaranteed

Ivy International Core Equity Fund *(in thousands)* MARCH 31, 2014

Market Sector Diversification	
(as a % of net assets)	
Financials	18.7%
Consumer Discretionary	16.8%
Consumer Staples	12.3%
Health Care	12.2%
Energy	10.0%
Information Technology	8.6%
Industrials	6.6%
Telecommunication Services	5.9%
Materials	3.0%
Utilities	1.3%
Other+	4.6%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Chace Brundige

Below, Chace Brundige, CFA, portfolio manager of Ivy International Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Brundige has managed the Fund since January 2009 and has 20 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy International Growth Fund (Class A shares at net asset value)	17.26%
Ivy International Growth Fund (Class A shares including sales load)	10.50%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Growth Index (generally reflects the performance of international growth stocks)	14.92%
Lipper International Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	13.20%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Economic uncertainty dominates markets

Equity and fixed-income markets were volatile in the fiscal year ended March 31, 2014. Early in the year, economic growth remained slow in key countries, although it improved somewhat as the year progressed. In early April, Bank of Japan head Haruhiko Kuroda pledged to double Japan's monetary base over the next two years through a series of bond purchases. This bold move surprised the market, causing equities to extend their rally and the yen to weaken further. During the second quarter of 2013, volatility in the markets spiked due to concerns regarding U.S. Federal Reserve (Fed) monetary policy. A sell-off in stocks and bonds rolled across the globe in June after former Fed Chairman Ben Bernanke remarked the central bank may begin to reduce purchases under its $85 billion bond purchase program before year end. As a result, money began to flee various emerging markets where currencies had been strengthening and yields had been high. Bond markets were hit hard and currencies weakened along with equities. While the gut reaction didn't last long (Fed governors eventually said the right things to counter the decline), it created an element of market uncertainty. Moving into 2014, the U.S. economy slowed, but maintained steady economic growth in the quarter. Despite mixed economic reports, the markets continued to react positively to improvements in consumer spending, productivity and an increase in business investment. In March of this year, high-momentum growth stocks (many technology related) began to globally sell off as the realization of someday-higher interest rates hit terminal values.

From an economic standpoint, the developed markets generally performed well, while emerging-market growth was disappointing. Europe exited recession in the second half of the year and growth in the U.S. generally rose. Meanwhile, the British and Japanese economies were strong. In our opinion, the European Central Bank's (ECB) monetary posturing is the glue stabilizing the European Union markets. In the U.K., the government reignited its economy through a home lending scheme. In China, the new government vowed to diminish corruption, tighten monetary policy and shift away from fixed-asset investment and toward consumption. While we believe Chinese reform should be good for the economy and market over the long term, in the short to medium term it is creating a lot of uncertainty, poor market performance and poses a headwind for commodities.

The fourth quarter of 2013 proved to be notable as, generally speaking, markets posted solid gains. The accommodative stance of the Fed and the "great rotation" (bond investors moving to equities) were key contributors to market success. We believe these two events, coupled with a sluggish yet recovering economy, may very well facilitate the continuation of an equity bull market run. That said, market valuations as gauged by various fundamental measures, such as price/earnings ratios, seem high. One estimate attributes approximately 75% of fiscal year S&P 500 Index performance, which closed the calendar year near record highs, to multiple expansion rather than earnings or fundamental improvement. In Europe, markets were broadly stronger and, similar to the U.S., performance seemed to originate from multiple expansion rather than earnings or cash flow growth. As a result, Europe posted gains; however, general economic growth has been tepid. Currently, the ECB remains vigilant for signs of deflation or additional indicators of economic stress, recently mentioning potential "unconventional" easing in efforts to weaken the euro. These indicators may lead a number of central banks, including the Bank of Japan, to potentially enact further monetary stimulus. Conversely, the Fed began to curtail its current quantitative easing program by decreasing its bond purchases from $85 billion to $55 billion per month.

A rather benign year in geopolitics was interrupted late in the period as Ukraine fragmented once again with Russian and European loyalties continuing to collide. Russia's "annexation" of Crimea along with its military buildup along Ukraine's eastern border continue to threaten relative stability. At the very least these actions will impact global natural gas markets as Europe, once again, realizes its sensitive position as a consumer of Russian gas.

Strong performance after a slow start

The Fund outperformed its benchmark for the fiscal period. After an underperforming first quarter of the fiscal year, the Fund rebounded through the year, culminating in a strong first calendar quarter of 2014. Outperformance was driven by strong stock selection, although the Fund's sector allocation contributed to outperformance as well. Stock selection within the consumer discretionary sector, and the Fund's relatively large underweight to the poor-performing consumer staples sector, were the largest relative contributors for the period. Top individual contributors included Galaxy Entertainment Group, Vinci and Daimler AG. The Fund's currency allocations had little effect on performance for the fiscal year.

On the other hand, the Fund's cash allocation, which averaged approximately 7%, was a top detractor in a rising market. Additionally, the Fund's stock selection in information technology detracted from performance with allocations to HTC Corp. and Samsung Electronics posting large relative losses. The Fund no longer holds HTC Corp.

Looking ahead

We believe the U.S. economic recovery will carry on, which will likely cause interest rates to continue to rise (hopefully modestly) and the U.S. dollar to strengthen. Therefore, we remain wary of those emerging economies with negative current accounts, often dependent on positive investment flows to buoy their currencies. That said, developing markets with positive trade and current account balances, accompanied with exposure to developed end-markets (like South Korea), should fare better. In China, we expect the composition of growth to continue to affect its trading partners. This especially holds true for China's neighboring countries and for the country's commodity providers (especially mining countries like Australia, Indonesia, and to some extent Brazil).

We continue to follow policies stemming from the U.K. and the rest of Europe, including both stimulation and austerity measures from foreign governments and the ECB. Another key factor is whether businesses, which are flush with cash, will increase spending, share repurchases or dividends as they gain confidence in the recovery's sustainability. All else being equal, we believe increases in those areas should help the markets, and we will see continued improvement with some of the larger hard-hit European economies like Spain and Italy. Even France, perhaps due to its retreat from onerous tax and other regulatory threats, has begun to perform better.

We think relative valuation remains somewhat supportive for international equities, while absolute valuations no longer are attractive. Equities are trading at levels above their historic averages (over the last 25 years), while bonds are trading at a significant premium. That said, in most markets, 10-year bonds traded off through the quarter while equities appreciated, reducing the relative attractiveness of equities. This year, for the first time since the downturn, we saw money flow from bonds to equities — driving equity market performance. We think the multiple expansion phase of the market has passed and fundamentals and earnings growth will be the leading drivers of equity performance going forward. As always, we will continue to search for competitively well-positioned companies we feel have the ability to generate long-term fundamental outperformance.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Growth Fund.

Asset Allocation

Stocks	**93.3%**
Consumer Discretionary	24.3%
Health Care	15.7%
Industrials	15.4%
Information Technology	12.5%
Financials	11.5%
Materials	5.6%
Consumer Staples	3.6%
Energy	2.8%
Telecommunication Services	1.9%
Cash and Cash Equivalents	**6.7%**

Lipper Rankings

Category: Lipper International Large-Cap Growth Funds	Rank	Percentile
1 Year	27/158	17
3 Year	19/128	15
5 Year	22/120	19
10 Year	33/84	39

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**56.3%**
France	15.5%
Germany	13.5%
United Kingdom	13.0%
Switzerland	6.7%
Other Europe	7.6%
Pacific Basin	**26.0%**
Japan	14.5%
South Korea	3.9%
Other Pacific Basin	7.6%
North America	**8.6%**
United States	6.3%
Other North America	2.3%
Other	**2.4%**
Cash and Cash Equivalents	**6.7%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Vinci	France	Industrials	Construction & Engineering
Shire plc	United Kingdom	Health Care	Pharmaceuticals
Safran	France	Industrials	Aerospace & Defense
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
DaimlerChrysler AG, Registered Shares	Germany	Consumer Discretionary	Automobile Manufacturers
Bayer AG	Germany	Health Care	Pharmaceuticals
Hyundai Motor Co.	South Korea	Consumer Discretionary	Automobile Manufacturers
CaixaBank S.A.	Spain	Financials	Diversified Banks
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
Continental AG	Germany	Consumer Discretionary	Auto Parts & Equipment

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



	Ivy International Growth Fund, Class A Shares[1]	$19,491
	MSCI EAFE Growth Index	$18,896

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E[4]	Class I	Class R	Class Y
1-year period ended 3-31-14	10.50%	12.13%	16.30%	10.81%	17.73%	17.01%	17.38%
5-year period ended 3-31-14	15.46%	15.54%	15.75%	15.73%	17.27%	—	17.00%
10-year period ended 3-31-14	6.90%	6.40%	6.50%	—	—	—	7.62%
Since inception of Class through 3-31-14[5]	—	—	—	2.80%	3.95%	14.86%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)Class E shares are not currently available for investment.

(5)4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy International Growth Fund (in thousands) MARCH 31, 2014

COMMON STOCKS	Shares	Value
Australia – 1.9%		
Telstra Corp. Ltd. ADR	1,777	$ 8,374
Canada – 0.8%		
Agrium, Inc.	36	3,469
China – 1.7%		
Baidu.com, Inc. ADR (A)	28	4,253
Ctrip.com International Ltd. (A)	69	3,461
		7,714
Finland – 1.0%		
Nokia OYJ	601	4,462
France – 15.5%		
Cap Gemini S.A.	118	8,942
Compagnie Generale des Etablissements Michelin, Class B	59	7,342
European Aeronautic Defence and Space Co.	106	7,586
LVMH Moet Hennessy – Louis Vuitton	31	5,657
Publicis Groupe S.A. (A)	48	4,351
Remy Cointreau S.A.	24	1,940
Safran	188	13,041
Sanofi-Aventis	70	7,286
Vinci	190	14,129
		70,274
Germany – 13.5%		
Bayer AG	84	11,299
Bayerische Motoren Werke AG	36	4,492
Continental AG	45	10,716
DaimlerChrysler AG, Registered Shares	122	11,511
Fresenius SE & Co. KGaA	78	12,217
Linde AG	32	6,437
SAP AG	52	4,175
		60,847
Hong Kong – 1.9%		
Galaxy Entertainment Group	1,002	8,713
India – 0.7%		
NMDC Ltd.	1,369	3,192
Ireland – 1.6%		
Smurfit Kappa Group plc	291	7,044
Israel – 2.4%		
Teva Pharmaceutical Industries Ltd. ADR	206	10,876
Japan – 14.5%		
Daihatsu Motor Co. Ltd.	177	3,130
Fuji Heavy Industries Ltd.	324	8,776
JGC Corp.	128	4,452
Komatsu Ltd.	312	6,463
Mitsubishi Corp.	269	5,001
Mitsubishi Electric Corp.	377	4,244
Mitsui & Co. Ltd.	181	2,564

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Mizuho Financial Group, Inc.	2,069	$ 4,090
Nissin Kogyo Co. Ltd.	284	5,300
ORIX Corp.	491	6,905
Sumitomo Corp.	279	3,548
Sumitomo Mitsui Trust Holdings, Inc.	323	1,458
Tokyo Electron Ltd.	156	9,584
		65,515
Mexico – 1.5%		
Grupo Financiero Banorte S.A.B. de C.V.	998	6,748
Netherlands – 1.4%		
Koninklijke Philips Electronics N.V., Ordinary Shares	185	6,500
Norway – 1.1%		
Yara International ASA	108	4,759
South Korea – 3.9%		
Hyundai Motor Co.	48	11,241
Samsung Electronics Co. Ltd.	5	6,081
		17,322
Spain – 2.5%		
CaixaBank S.A.	1,741	11,202
Switzerland – 6.7%		
Compagnie Financiere Richemont S.A.	48	4,546
Credit Suisse Group AG, Registered Shares	277	8,950
Novartis AG, Registered Shares	88	7,452
Swatch Group Ltd. (The), Bearer Shares	15	9,093
		30,041
Taiwan – 1.4%		
MediaTek, Inc.	434	6,406
United Kingdom – 13.0%		
Aviva plc	604	4,804
Capita Group plc (The)	166	3,027
Diageo plc	145	4,511
Experian plc	327	5,892
GlaxoSmithKline plc	309	8,203
Merlin Entertainments plc (A)	650	4,083
Prudential plc	371	7,839
Royal Dutch Shell plc, Class A	185	6,764
Shire plc	268	13,136
		58,259
United States – 6.3%		
Cognizant Technology Solutions Corp., Class A (A)	210	10,632
InBev N.V.	93	9,780

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Schlumberger Ltd.	58	$ 5,658
Veeco Instruments, Inc. (A)	55	2,317
		28,387
TOTAL COMMON STOCKS – 93.3%		**$420,104**
(Cost: $348,975)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 5.0%		
Sysco Corp., 0.070%, 4–1–14 (B)	$ 5,306	5,306
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank), 0.110%, 4–25–14 (B)	10,000	9,999
Virginia Electric and Power Co., 0.200%, 4–3–14 (B)	7,000	7,000
		22,305
Master Note – 1.2%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (C)	5,560	5,560
Municipal Obligations – Taxable – 0.7%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.070%, 4–1–14 (C)	3,000	3,000
TOTAL SHORT-TERM SECURITIES – 6.9%		**$ 30,865**
(Cost: $30,865)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$450,969**
(Cost: $379,840)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		**(1,108)**
NET ASSETS – 100.0%		**$449,861**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2014.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2014:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	UBS AG	29,600	4–28–14	$ 54	$—
Sell	Japanese Yen	Goldman Sachs International	2,065,400	4–28–14	139	—
					$193	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$108,910	$ —	$ —
Consumer Staples	16,232	—	—
Energy	12,422	—	—
Financials	51,996	—	—
Health Care	70,469	—	—
Industrials	69,947	—	—
Information Technology	56,853	—	—
Materials	24,901	—	—
Telecommunication Services	8,374	—	—
Total Common Stocks	$420,104	$ —	$ —
Short-Term Securities	—	30,865	—
Total	$420,104	$30,865	$ —
Forward Foreign Currency Contracts	$ —	$ 193	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification			
(as a % of net assets)		Financials	11.5%
		Materials	5.6%
Consumer Discretionary	24.3%	Consumer Staples	3.6%
Health Care	15.7%	Energy	2.8%
Industrials	15.4%	Telecommunication Services	1.9%
Information Technology	12.5%	Other+	6.7%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Daniel P. Becker



Philip J. Sanders

Below, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of Ivy Large Cap Growth Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2014. Mr. Becker has managed the Fund since its inception in June 2000 and has 25 years of industry experience. Mr. Sanders has managed the Fund since June 2006 and has 25 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014

Ivy Large Cap Growth Fund (Class A shares at net asset value)	24.21%
Ivy Large Cap Growth Fund (Class A shares including sales charges)	17.05%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	23.22%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	23.49%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Equity markets finished the fiscal year ended March 31, 2014 strong, capping off one of the stronger 12-month periods for broad market equity returns in recent history. Throughout the period, the equity market benefited from declining risk premiums and growing confidence that the global economy has moved beyond the economic and banking crisis, and is transitioning to a more "normal" economic environment. This "normal" environment is one where fears of systemic risk have been mitigated through a much repaired banking system, resulting in a stabilization of many of the largest economies around the world. In fact, many governments can now borrow at historically low interest rates, as low or lower than that of the pre-crisis era.

This stabilization in the U.S. is characterized by slow, but steady revenue growth, high and sustainable levels of profitability and abundant cash flow for much of corporate America. For many markets, this de-emphasis of macroeconomic concerns simply meant higher valuations across industries, sectors and capitalization ranges, regardless of investment style. It also provided a more favorable environment for active managers as stock correlations declined to more normal levels. This environment proved beneficial to us as performance for the Ivy Large Cap Growth Fund posted favorable performance for the year on both an absolute and risk-adjusted relative basis compared to the Russell 1000 Growth Index benchmark.

Market conditions

After a long period of positive excess returns accruing to more defensive, slower growth, higher dividend-yielding and value-oriented companies, growth stocks have begun to be revalued in recent quarters. We believe this transition can be traced, at least in part, to the change in monetary policy that our country is now undergoing. The steady improvement in the labor market and continuing recovery in housing and auto markets has resulted in the Federal Reserve (Fed) signaling its intention to begin winding down its longstanding quantitative easing program. As monetary policy normalizes over time, we believe interest rates are likely to rise, but at a very measured pace. Given past aggressive actions by most central banks, the global banking industry, and the U.S. in particular, is flush with liquidity and capital. We believe this makes the global economy much more resilient to destabilizing risks and greatly reduces the likelihood of another significant downturn. In our view, the Fed's vote of confidence in the sustainability of the economic expansion is a meaningful positive for growth stocks, especially given the relatively modest valuation premium the asset class currently possesses.

Strategies employed, sector emphasis

The Fund's philosophy and investment process has remained consistent and continues to focus on identifying structurally advantaged companies that can generate superior levels of profitability and growth over time.

From a tactical standpoint, Fund performance benefited from its underweighted exposure to the underperforming consumer staples sector. That said, the majority of the relative outperformance resulted from favorable stock selection, especially in the consumer discretionary and health care sectors. Outperformance in the consumer discretionary sector was led by Fund holdings in Las Vegas Sands, Inc. and Wynn Resorts, which are key beneficiaries of burgeoning growth in the Macau gaming market.

Gilead Sciences, Inc. and Biogen Idec Inc. also were strong contributors, both have new drug launches underway, which have driven accelerated earnings growth far in excess of the market. Other notable strong performers during the year included MasterCard Incorporated; a company that we believe is well positioned to benefit from the secular trend toward electronic payments (and away from cash and checks).

Key negative contributors for the fiscal year included Kansas City Southern, which guided to slower than expected growth. Other notable laggards were largely concentrated in the technology sector where competitive pressures remain intense and corporate spending plans are still uneven.

Outlook

Irrespective of the short-term turbulence in the market and portfolio, in our view, the equity market outlook appears to be positive. While short-term bouts of volatility and shifting investor psychology have become the norm, it doesn't change our view on the long-term outlook. We further believe corporate profits will grow by at least 5-8% for the year. Interest rates and inflation should remain low. We think gross domestic product growth around the world will continue its slow-grinding rebound, creating a favorable backdrop for growth stock investing. In a slow-growth environment without significant cyclical tailwinds, we believe our portfolio of high-margin, secular growth companies will perform favorably.

Looking outside the U.S., key problematic geographies such as Europe have stabilized and are showing positive surprises to profitability with the potential for continued improvement. While China's growth rate remains uncertain, we think the absolute rate of growth in the region is high enough that most multinationals can continue to do well there. We believe many leading multinationals will benefit over the next couple of years as former headwinds become tailwinds. In our view, these factors, combined with modest U.S. economic and profit growth, should continue to provide a favorable backdrop for the equity market. However, given the outsized market returns of 2013, much of which was driven by price-to-earnings multiple expansion rather than earnings growth, we expect the upcoming fiscal year to hold more modest return potential. As always, we will continue to emphasize growth companies operating in large or fast-growing markets that we believe possess sustainable competitive advantages and can generate superior margins and high returns on capital. Thank you for your continued confidence and support.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Large Cap Growth Fund's performance.

Asset Allocation

Stocks	**97.9%**
Consumer Discretionary	29.7%
Information Technology	26.5%
Industrials	16.0%
Health Care	15.9%
Consumer Staples	3.2%
Energy	2.8%
Telecommunication Services	2.2%
Materials	1.6%
Cash and Cash Equivalents	**2.1%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	256/724	36
3 Year	272/613	45
5 Year	440/537	82
10 Year	92/379	25

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Las Vegas Sands, Inc.	Consumer Discretionary
MasterCard, Inc., Class A	Information Technology
Biogen Idec, Inc.	Health Care
Gilead Sciences, Inc.	Health Care
Wynn Resorts Ltd.	Consumer Discretionary
Visa, Inc., Class A	Information Technology
Applied Materials, Inc.	Information Technology
Google, Inc., Class A	Information Technology
Canadian Pacific Railway Ltd.	Industrials
Facebook, Inc., Class A	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



				$20,361
Ivy Large Cap Growth Fund, Class A Shares[1]				$20,361
Russell 1000 Growth Index				$21,316

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	17.05%	19.08%	23.17%	17.01%	24.52%	23.75%	24.30%
5-year period ended 3-31-14	16.53%	16.55%	16.95%	16.53%	18.20%	17.53%	18.01%
10-year period ended 3-31-14	7.37%	6.80%	7.10%	—	—	—	8.15%
Since inception of Class through 3-31-14[4]	—	—	—	6.89%	8.18%	6.88%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) 4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Large Cap Growth Fund *(in thousands)* MARCH 31, 2014

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.2%		
Boeing Co. (The)	269	$ 33,706
Precision Castparts Corp.	112	28,233
		61,940
Apparel Retail – 0.6%		
Limited Brands, Inc.	168	9,520
Apparel, Accessories & Luxury Goods – 1.1%		
lululemon athletica, Inc. (A)	76	3,971
Under Armour, Inc., Class A (A)	101	11,532
		15,503
Application Software – 2.1%		
Adobe Systems, Inc. (A)	473	31,095
Automotive Retail – 1.4%		
AutoZone, Inc. (A)	17	9,346
O'Reilly Automotive, Inc. (A)	80	11,811
		21,157
Biotechnology – 11.0%		
Biogen Idec, Inc. (A)	197	60,107
Celgene Corp. (A)	294	41,014
Gilead Sciences, Inc. (A)	848	60,054
		161,175
Brewers – 2.2%		
Anheuser-Busch InBev S.A. ADR	309	32,570
Broadcasting – 2.5%		
CBS Corp., Class B	594	36,728
Cable & Satellite – 1.6%		
Comcast Corp., Class A	473	23,654
Casinos & Gaming – 8.1%		
Las Vegas Sands, Inc.	815	65,845
Wynn Resorts Ltd.	246	54,604
		120,449
Computer Hardware – 2.1%		
Apple, Inc.	59	31,453
Consumer Electronics – 2.9%		
Harman International Industries, Inc.	397	42,241
Data Processing & Outsourced Services – 9.2%		
FleetCor Technologies, Inc. (A)	183	21,006
MasterCard, Inc., Class A	808	60,374
Visa, Inc., Class A	242	52,324
		133,704
Diversified Chemicals – 1.6%		
PPG Industries, Inc.	125	24,163
Footwear – 1.0%		
NIKE, Inc., Class B	198	14,639

COMMON STOCKS (Continued)	Shares	Value
Health Care Facilities – 1.7%		
HCA Holdings, Inc. (A)	470	$24,665
Home Improvement Retail – 2.5%		
Home Depot, Inc. (The)	455	36,012
Hotels, Resorts & Cruise Lines – 0.2%		
Hilton Worldwide Holdings, Inc. (A)	100	2,233
Industrial Machinery – 5.1%		
Flowserve Corp.	355	27,811
Pall Corp.	169	15,111
Pentair, Inc.	402	31,863
		74,785
Internet Retail – 3.3%		
Amazon.com, Inc. (A)	71	23,758
priceline.com, Inc. (A)	21	24,434
		48,192
Internet Software & Services – 6.7%		
Facebook, Inc., Class A (A)	705	42,493
Google, Inc., Class A (A)	40	44,804
LinkedIn Corp., Class A (A)	62	11,503
		98,800
IT Consulting & Other Services – 1.4%		
Cognizant Technology Solutions Corp., Class A (A)	414	20,942
Life Sciences Tools & Services – 0.8%		
Illumina, Inc. (A)	77	11,432
Motorcycle Manufacturers – 2.7%		
Harley-Davidson, Inc.	586	39,047
Movies & Entertainment – 0.8%		
News Corp. Ltd., Class A	359	11,474
Oil & Gas Equipment & Services – 2.8%		
National Oilwell Varco, Inc.	99	7,670
Schlumberger Ltd.	337	32,868
		40,538
Pharmaceuticals – 2.4%		
Bristol-Myers Squibb Co.	369	19,175
Shire Pharmaceuticals Group plc ADR	112	16,561
		35,736
Railroads – 6.7%		
Canadian Pacific Railway Ltd.	290	43,640
Kansas City Southern	153	15,605
Union Pacific Corp.	208	38,958
		98,203
Restaurants – 0.4%		
Starbucks Corp.	79	5,782

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 3.1%		
Applied Materials, Inc.	2,205	$ 45,028
Semiconductors – 1.9%		
Xilinx, Inc.	503	27,292
Specialty Stores – 0.6%		
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	84	8,218
Tobacco – 1.0%		
Philip Morris International, Inc.	179	14,687
Wireless Telecommunication Service – 2.2%		
American Tower Corp., Class A	139	11,380
Crown Castle International Corp.	285	21,042
		32,422
TOTAL COMMON STOCKS – 97.9%		**$1,435,478**
(Cost: $961,200)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.3%		
Ecolab, Inc., 0.200%, 4–25–14 (B)	$1,369	1,369
John Deere Financial Ltd. (GTD by John Deere Capital Corp.), 0.080%, 4–11–14 (B)	3,000	3,000
L Oreal USA, Inc., 0.060%, 4–8–14 (B)	3,000	3,000
McCormick & Co., Inc., 0.120%, 4–1–14 (B)	8,465	8,465
PACCAR Financial Corp. (GTD by PACCAR, Inc.), 0.080%, 4–7–14 (B)	4,200	4,200
		20,034
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (C)	2,374	2,374
TOTAL SHORT-TERM SECURITIES – 1.5%		**$ 22,408**
(Cost: $22,408)		
TOTAL INVESTMENT SECURITIES – 99.4%		**$1,457,886**
(Cost: $983,608)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%		**8,067**
NET ASSETS – 100.0%		**$1,465,953**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2014.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,435,478	$ —	$ —
Short-Term Securities	—	22,408	—
Total	$1,435,478	$22,408	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Mark Otterstrom

Below, Mark Otterstrom, CFA, portfolio manager of the Ivy Limited-Term Bond Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. He has managed the Fund since August 2008 and has 27 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2014	
Ivy Limited-Term Bond Fund (Class A shares at net asset value)	–0.74%
Ivy Limited-Term Bond Fund (Class A shares with sales charge)	–3.25%
Benchmark(s) and/or Lipper Category	
Barclays 1-5 Year U.S. Government/Credit Index (generally reflects the performance of the global bond market)	0.42%
Lipper Short-Intermediate Investment Grade Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.30%

Please note that Fund returns include applicable investment fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value.

Performance

The Fund underperformed its benchmark and its Lipper peer group over the last 12 months. From early May 2013 until late June 2013, the 10-year Treasury bond sold off almost 100 basis points. Going into this period the Fund's duration was significantly longer than its benchmarks' duration. Over the first three months of calendar year 2014 the bond market has seen a surprisingly strong rally. The 10-year Treasury has rallied almost 40 basis points since the beginning of the year. The Fund has maintained a significantly shorter duration than its benchmark over the last three months. The Fund underperformed both its' benchmark and Lipper peer group during both of these major bond market moves. Additionally, volatility in the high-grade fixed income market continued unabated throughout the past 12 months. One of the year's biggest challenges was positioning the Fund to take advantage of the big market swings that occurred.

Higher tax rates took effect at the beginning of 2013, which we believed would add a headwind to consumer spending going into this first half of 2013. The dysfunction coming out of Washington continued to have negative impacts on the bond markets. Due to the lack of an agreement on a new federal budget, sequestration was put into place in March 2013. This sequestration required mandatory budget cuts across the board for federal expenditures.

At the start of the Fund's fiscal year, the yield on the 10-year Treasury note topped out at 2.06%. By early May, the yield had dropped to 1.63%. Most economists were talking about the potential for the Federal Reserve (Fed) to grow the amount of bond purchases under quantitative easing (QE) program if the economy continued to show weakness.

However, market sentiment began to change once the April non-farm payroll number was released. While the market expected to see a gain of 66,000 non-farm jobs, the actual number was a gain of nearly 200,000. It was a major surprise to the markets and the yield on the 10-year Treasury sold off 11 basis points that day. It turned out that growth in the second quarter of calendar 2013, which was expected to be meager, ended up at twice what we saw in the first quarter. As a result, from early May until early September the 10-year Treasury sold off nearly 140 basis points — the largest sell-off seen in the Treasury market since 2010.

Fed policy and quantitative easing

In May, then-Fed Chairman Ben Bernanke first brought up the prospect of a reduction in the level of QE purchases by the Fed. Based on Fed comments, the market had priced in a Fed tapering of these purchases to begin in September. However, following the September Fed meeting, the market was surprised by the announcement that the Fed had postponed tapering to a later date. The bond market rallied on this news and the Fed's efforts to be more transparent only added to market volatility.

At the end of the second quarter of calendar year 2013 we saw corporate credit spreads widen due to the large cash outflows from investment grade mutual funds. The increased market volatility and the push by investors to shed duration within their portfolios led to increased selling of longer duration, high-quality corporate debt.

This spread widening was caused by a liquidity event, not a credit event. Increased selling resulted in a higher yield premium being demanded by those willing to add duration to their portfolios. Once interest rates began to settle into a new, higher trading range, the selling pressure on the investment grade bond markets began to subside. Early in the third quarter of 2013, credit spreads returned to levels seen prior to the June selloff. We maintained our overweight positions in corporate debt during the selloff and benefited from the stronger bid for bonds in the second half of 2013.

While October began to see some renewed strength in the U.S. economy, we saw a surprisingly strong acceleration in November and December. Durable goods orders rose much more than most expected at 3.5% in November. Orders for nondefense capital goods jumped 9.4%. Excluding aircraft, nondefense orders rose 4.5%. The durable goods report suggests real nonresidential investment on equipment and software likely climbed around 5%. Over the last few weeks of 2013, real consumer spending was much stronger than expected and appears on track to advance over 4.0% in the fourth quarter. New home sales for the last six months of 2013 were revised sharply higher.

On Dec. 18th, the Fed finally announced its intention to begin to reduce the level of the securities purchases associated with its QE policy by $10 billion per month. The Fed had been purchasing $85 billion in securities each month. At that time, Bernanke suggested that the Fed's intention is to continue to reduce these purchases by an additional $10 billion following each Fed meeting this year. Assuming the economy unfolds as the Fed projects, that would bring an end to the program in the latter half of 2014. The current Fed members seem intent to continue down that path.

Outlook for 2014

We continue to be underweight agency debentures. We remain underweight Treasury bonds, especially at the very short end of the curve, and overweight high-grade spread product. We are committed to seeking stable income at the best available price.

Due to the improved economic conditions in the U.S. over the last few months of 2013, lower rated bonds have outperformed very highly rated debt as investors have an increased willingness to take on more risk in their portfolios. We have been overweight corporates over the last few years and will continue this overweight position into 2014. Over the last three months we witnessed a significant flattening of the Treasury yield curve. The short end of the curve remained fairly stable while the longer end of the curve rallied 30-35 basis points.

The Fed has reiterated its intention to keep the Fed funds rate near zero for an extended period of time. Currently, the market does not anticipate the Fed raising this rate until early to mid-2015. However, this is a very uncertain and data-dependent prediction. With the short end of the yield curve anchored by the low fed funds rate, we expect to see continued volatility in the middle and longer end of the curve. Slight changes in the U.S. economic outlook can have significant short-term effects on longer-duration securities. Assuming continued improvement in the US employment picture, a less volatile fiscal policy environment and steady improvement in housing, we anticipate more sustainable economic growth in 2014, led by both consumer and business spending.

At this time, it appears to us that the Fed is willing to keep rates low for a long time. They have indicated the risk of higher inflation is less of a concern than the threat of renewed economic weakness. External risks to the Treasury bond market include weakness in China and the emerging markets, geopolitical risk emanating from Ukraine, as well as the unknown costs associated with the implementation of the Affordable Care Act. In our view, many of the downside risks to the domestic economy that were present in 2013 have abated over the last few months. While we still face some fiscal tightening, we do not believe we are facing the fiscal cliff from forced sequestration. For the first time in years, we have a multi-year budget deal out of Washington that will remove a major headwind from the economy.

In the past, sustained bond bear markets have not been able to get underway until the Fed tightening cycle is imminent. Still, we have lowered our exposure to duration risk and plan to remain short our benchmark duration going into the second quarter of 2014. We anticipate continued demand for spread product within the high-grade bond market. We are willing to take additional credit risk when we believe there is a potential for higher returns.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On September 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Limited-Term Bond Fund.

Ivy Limited-Term Bond Fund

Asset Allocation

Bonds	**95.7%**
Corporate Debt Securities	76.0%
United States Government and Government Agency Obligations	19.2%
Municipal Bonds – Taxable	0.5%
Cash and Cash Equivalents	**4.3%**

Lipper Rankings

Category: Lipper Short-Intermediate Investment Grade Debt Funds	Rank	Percentile
1 Year	124/158	78
3 Year	98/118	83
5 Year	90/102	88
10 Year	51/86	59

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**92.9%**
AA	25.5%
A	31.1%
BBB	36.3%
Non-Investment Grade	**2.8%**
BB	2.4%
B	0.4%
Cash and Cash Equivalents	**4.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



—— Ivy Limited-Term Bond Fund, Class A Shares[1]	$13,392
---- Barclays 1-5 Year U.S. Government/Credit Index	$13,796

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	-3.25%	-5.49%	-1.47%	-3.35%	-0.50%	-1.08%	-0.74%
5-year period ended 3-31-14	2.19%	1.67%	1.97%	2.11%	2.98%	—	2.72%
10-year period ended 3-31-14	2.96%	2.34%	2.42%	—	—	—	3.29%
Since inception of Class through 3-31-14[4]	—	—	—	3.42%	4.20%	-0.53%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 2.50%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) 4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Limited-Term Bond Fund (in thousands) MARCH 31, 2014

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.9%		
Bombardier, Inc., 7.500%, 3–15–18 (A)	$12,875	$14,517
Airlines – 0.3%		
Southwest Airlines Co., 5.125%, 3–1–17	5,000	5,484
Apparel Retail – 0.9%		
Limited Brands, Inc., 8.500%, 6–15–19	13,000	15,730
Apparel, Accessories & Luxury Goods – 0.9%		
LVMH Moet Hennessy – Louis Vuitton, 1.625%, 6–29–17 (A)	15,000	15,110
Automobile Manufacturers – 3.9%		
General Motors Co., 3.500%, 10–2–18 (A)	6,500	6,622
Hyundai Capital America:		
1.875%, 8–9–16 (A)	4,000	4,046
2.875%, 8–9–18 (A)	5,525	5,632
Nissan Motor Acceptance Corp., 1.950%, 9–12–17 (A)	15,000	15,067
Toyota Motor Credit Corp.:		
2.000%, 9–15–16	13,250	13,604
2.000%, 10–24–18	5,125	5,117
Volkswagen International Finance N.V.:		
1.625%, 3–22–15 (A)	4,000	4,045
2.375%, 3–22–17 (A)	5,500	5,658
2.125%, 11–20–18 (A)	8,000	8,000
		67,791
Biotechnology – 0.6%		
Amgen, Inc., 2.125%, 5–15–17	10,500	10,708
Broadcasting – 1.0%		
CBS Corp.:		
7.625%, 1–15–16	3,500	3,909
8.875%, 5–15–19	9,500	12,183
		16,092
Cable & Satellite – 2.0%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
5.875%, 10–1–19	9,000	10,324
5.200%, 3–15–20	6,000	6,572
5.000%, 3–1–21	3,850	4,140
TCI Communications, Inc., 8.750%, 8–1–15	7,000	7,756
Time Warner Co., Inc. (GTD by Time Warner, Inc.), 7.250%, 10–15–17	4,000	4,721
		33,513
Coal & Consumable Fuels – 1.0%		
Joy Global, Inc., 6.000%, 11–15–16	14,900	16,575

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 6.3%		
American Express Co., 7.000%, 3–19–18	$10,000	$ 11,864
American Express Credit Corp., 1.300%, 7–29–16	5,320	5,362
American Honda Finance Corp.:		
1.450%, 2–27–15 (A)	6,995	7,064
1.500%, 9–11–17 (A)	6,000	5,997
7.625%, 10–1–18 (A)	5,000	6,120
Capital One Bank USA N.A., 2.150%, 11–21–18	2,650	2,630
Capital One Financial Corp.:		
7.375%, 5–23–14	2,000	2,019
2.150%, 3–23–15	5,500	5,583
6.750%, 9–15–17	9,000	10,492
Caterpillar Financial Services Corp., 1.000%, 11–25–16	2,000	2,004
Ford Motor Credit Co. LLC:		
1.500%, 1–17–17	2,450	2,443
5.000%, 5–15–18	17,500	19,321
Hyundai Capital Services, Inc., 3.500%, 9–13–17(A)	1,505	1,575
Penske Truck Leasing Co. L.P. and PTL Finance Corp.:		
3.125%, 5–11–15 (A)	6,000	6,148
3.750%, 5–11–17 (A)	10,350	10,988
USAA Capital Corp., 1.050%, 9–30–14 (A)	4,000	4,013
Western Union Co. (The), 5.930%, 10–1–16	3,000	3,322
		106,945
Data Processing & Outsourced Services – 1.1%		
Alliance Data Systems Corp., 5.250%, 12–1–17 (A)	6,600	6,914
Fidelity National Financial, Inc., 6.600%, 5–15–17	12,215	13,855
		20,769
Department Stores – 0.9%		
Macy's Retail Holdings, Inc., 7.450%, 7–15–17	12,100	14,268
Distillers & Vintners – 1.9%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 7.750%, 1–15–19	12,750	15,799
Diageo Capital plc, 5.750%, 10–23–17	13,500	15,472
		31,271

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks – 4.9%		
Bank of America Corp.:		
5.650%, 5–1–18	$ 6,000	$ 6,784
7.625%, 6–1–19	9,000	11,080
Bank of Nova Scotia (The):		
1.375%, 7–15–16	5,050	5,101
2.050%, 10–30–18	14,150	14,104
Commonwealth Bank of Australia:		
1.950%, 3–16–15	5,000	5,073
2.250%, 3–13–19	8,500	8,462
HSBC Bank plc, 3.100%, 5–24–16 (A)	6,000	6,279
U.S. Bancorp, 2.200%, 11–15–16	10,000	10,323
Wachovia Corp., 5.750%, 2–1–18	13,500	15,461
		82,667
Diversified Chemicals – 1.7%		
Dow Chemical Co. (The), 4.250%, 11–15–20	14,382	15,219
E.I. du Pont de Nemours and Co., 2.750%, 4–1–16	11,500	11,948
		27,167
Diversified Metals & Mining – 1.1%		
Rio Tinto Finance (USA) Ltd.:		
8.950%, 5–1–14	5,000	5,034
2.250%, 9–20–16	12,500	12,852
		17,886
Drug Retail – 0.4%		
Walgreen Co., 1.800%, 9–15–17	6,500	6,545
Electric Utilities – 1.4%		
Dayton Power & Light Co. (The), 1.875%, 9-15–16 (A)	4,000	4,058
Kansas City Power & Light Co., 7.150%, 4–1–19	11,500	14,034
Mississippi Power Co., 2.350%, 10–15–16	5,425	5,588
		23,680
Electronic Equipment & Instruments – 1.0%		
Xerox Corp., 6.350%, 5–15–18	14,000	16,182
Electronic Manufacturing Services – 0.8%		
Jabil Circuit, Inc., 7.750%, 7–15–16	11,290	12,814
Environmental & Facilities Services – 1.8%		
Republic Services, Inc., 3.800%, 5–15–18	14,690	15,577
Waste Management, Inc., 6.100%, 3–15–18	10,000	11,564

Ivy Limited-Term Bond Fund (in thousands) MARCH 31, 2014

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Environmental & Facilities Services (Continued)		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.), 7.375%, 3–11–19	$ 1,985	$ 2,393
		29,534
Food Distributors – 2.0%		
Campbell Soup Co., 3.375%, 8–15–14	13,283	13,425
ConAgra Foods, Inc.:		
1.300%, 1–25–16	2,940	2,960
5.819%, 6–15–17	2,500	2,824
7.000%, 4–15–19	10,742	12,844
Wm. Wrigley Jr. Co.:		
2.000%, 10–20–17 (A)	1,000	1,003
2.400%, 10–21–18 (A)	1,500	1,505
		34,561
Forest Products – 0.9%		
Georgia-Pacific LLC, 5.400%, 11–1–20 (A)	14,000	15,703
General Merchandise Stores – 1.0%		
Dollar General Corp.:		
4.125%, 7–15–17	12,500	13,372
1.875%, 4–15–18	3,000	2,948
		16,320
Health Care Equipment – 0.7%		
Stryker Corp., 2.000%, 9–30–16	11,575	11,880
Health Care Services – 1.9%		
Medco Health Solutions, Inc., 2.750%, 9–15–15	15,375	15,767
Quest Diagnostics, Inc.:		
3.200%, 4–1–16	14,000	14,585
6.400%, 7–1–17	2,000	2,270
		32,622
Health Care Supplies – 1.1%		
Catholic Health Initiatives, 2.600%, 8–1–18	9,555	9,563
DENTSPLY International, Inc., 2.750%, 8–15–16	4,000	4,140
Laboratory Corp. of America Holdings, 2.500%, 11–1–18	5,350	5,333
		19,036
Home Improvement Retail – 1.2%		
Lowe's Co., Inc.:		
5.000%, 10–15–15	8,000	8,533
2.125%, 4–15–16	11,366	11,675
		20,208
Industrial Conglomerates – 1.5%		
Danaher Corp., 5.400%, 3–1–19	7,000	7,993
General Electric Capital Corp., 5.625%, 5–1–18	15,500	17,719
		25,712

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Oil & Gas – 1.9%		
Petro-Canada, 6.050%, 5–15–18	$14,700	$16,931
Statoil ASA (GTD by Statoil Petroleum AS), 1.950%, 11–8–18	3,500	3,504
StatoilHydro ASA (GTD by StatoilHydro Petroleum AS), 5.250%, 4–15–19	10,000	11,392
		31,827
Integrated Telecommunication Services – 1.9%		
AT&T, Inc., 2.950%, 5–15–16	6,715	6,993
CC Holdings GS V LLC, 2.381%, 12–15–17	8,335	8,337
Verizon Communications, Inc., 6.350%, 4–1–19	14,000	16,520
		31,850
Internet Software & Services – 0.3%		
eBay, Inc., 1.350%, 7–15–17	5,000	4,999
Investment Banking & Brokerage – 2.1%		
Goldman Sachs Group, Inc. (The):		
3.700%, 8–1–15	6,460	6,699
7.500%, 2–15–19	9,000	10,891
Morgan Stanley:		
4.100%, 1–26–15	3,000	3,086
6.000%, 4–28–15	1,000	1,056
5.625%, 9–23–19	12,340	14,040
		35,772
Leisure Products – 0.2%		
Mattel, Inc., 2.500%, 11–1–16	2,500	2,581
Life & Health Insurance – 0.8%		
MetLife, Inc., 6.817%, 8–15–18	11,000	13,131
Metal & Glass Containers – 0.6%		
FBG Finance Ltd., 7.875%, 6–1–16 (A)	9,000	10,293
Multi-Utilities – 1.1%		
Dominion Resources, Inc., 6.400%, 6–15–18	11,118	12,959
Dominion Resources, Inc., Ser A, 1.400%, 9–15–17	4,850	4,782
		17,741
Oil & Gas Equipment & Services – 1.6%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1–31–19	13,000	15,378

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Equipment & Services (Continued)		
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.):		
1.950%, 9–14–16 (A)	$ 3,000	$ 3,072
1.250%, 8–1–17 (A)	5,000	4,956
Schlumberger Norge A.S. (GTD by Schlumberger Ltd.), 1.950%, 9–14–16 (A)	3,000	3,072
		26,478
Oil & Gas Exploration & Production – 4.9%		
Anadarko Petroleum Corp., 5.750%, 6–15–14	3,500	3,536
BP Capital Markets plc (GTD by BP plc), 2.241%, 9–26–18	12,000	12,095
EOG Resources, Inc., 2.500%, 2–1–16	6,000	6,184
EQT Corp., 8.125%, 6–1–19	8,000	9,764
Marathon Oil Corp., 0.900%, 11–1–15	11,240	11,262
Petrohawk Energy Corp.:		
7.250%, 8–15–18	16,000	16,975
6.250%, 6–1–19	5,000	5,438
Plains Exploration & Production Co., 8.625%, 10–15–19	14,814	16,092
		81,346
Oil & Gas Storage & Transportation – 1.5%		
Copano Energy LLC and Copano Energy Finance Corp., 7.125%, 4–1–21	4,566	5,189
DCP Midstream Operating L.P. (GTD by DCP Midstream Partners L.P.):		
3.250%, 10–1–15	5,500	5,673
2.700%, 4–1–19	2,000	1,996
Kinder Morgan Energy Partners L.P., 5.950%, 2–15–18	7,000	7,932
Maritimes & Northeast Pipeline LLC, 7.500%, 5–31–14 (A)	4,937	4,979
		25,769
Other Diversified Financial Services – 4.9%		
Citigroup, Inc.:		
1.250%, 1–15–16	7,000	7,025
1.700%, 7–25–16	11,000	11,126
Daimler Finance North America LLC, 1.300%, 7–31–15 (A)	16,600	16,717
ING Bank N.V., 2.375%, 6–9–14 (A)	12,500	12,548
John Deere Capital Corp., 1.200%, 10–10–17	15,000	14,952
JPMorgan Chase & Co., 6.000%, 1–15–18	16,500	18,941
		81,309

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Packaged Foods & Meats – 0.8%		
Kraft Foods, Inc.,		
4.125%, 2–9–16	$12,000	$ 12,684
Pharmaceuticals – 2.7%		
AbbVie, Inc.,		
1.200%, 11–6–15 . . .	15,000	15,129
GlaxoSmithKline Capital, Inc.,		
5.650%, 5–15–18 . . .	6,500	7,459
Merck & Co., Inc.,		
1.100%, 1–31–18 . . .	4,925	4,829
Mylan, Inc.,		
7.875%, 7–15–20 (A) . .	14,000	15,695
		43,112
Property & Casualty Insurance – 0.4%		
Berkshire Hathaway, Inc.:		
2.200%, 8–15–16 . . .	2,650	2,738
1.900%, 1–31–17 . . .	4,000	4,094
		6,832
Regional Banks – 1.1%		
PNC Bank N.A.,		
1.300%, 10–3–16 . . .	7,500	7,553
PNC Funding Corp. (GTD by PNC Financial Services Group, Inc.),		
6.700%, 6–10–19 . . .	8,500	10,242
		17,795
Soft Drinks – 0.3%		
Bottling Group LLC,		
5.125%, 1–15–19 . . .	4,059	4,580
Specialty Chemicals – 0.7%		
Methanex Corp.,		
3.250%, 12–15–19 . .	12,308	12,292
Systems Software – 0.8%		
CA, Inc.,		
6.125%, 12–1–14 . . .	12,267	12,699
Trucking – 0.3%		
Ryder System, Inc.,		
2.450%, 11–15–18 . .	4,650	4,655
Wireless Telecommunication Service – 2.0%		
America Movil, S.A.B. de C.V.,		
5.000%, 3–30–20 . . .	12,475	13,673
American Tower Corp.,		
5.900%, 11–1–21 . . .	14,500	16,262
Crown Castle International Corp.,		
5.250%, 1–15–23 . . .	2,745	2,790
		32,725
TOTAL CORPORATE DEBT SECURITIES – 76.0%		**$1,271,760**

(Cost: $1,259,727)

MUNICIPAL BONDS – TAXABLE

	Principal	Value
Hawaii – 0.2%		
Cnty of Kauai, Taxable GO Bonds, Ser 2010A,		
3.335%, 8–1–16	$ 2,600	$ 2,743
Rhode Island – 0.3%		
Providence Hlth & Svc Oblig Group, Direct Oblig Notes, Ser 2009A,		
5.050%, 10–1–14	5,185	5,292
TOTAL MUNICIPAL BONDS – TAXABLE – 0.5%		**$ 8,035**

(Cost: $7,786)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations—0.1%		
Federal Home Loan Bank,		
4.780%, 1–25–17	1,301	1,352
Mortgage-Backed Obligations – 13.3%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
4.000%, 6–15–26	14,398	15,355
4.500%, 6–15–27	964	993
4.500%, 5–15–32	2,415	2,490
5.000%, 12–15–34	1,154	1,244
2.500%, 12–15–41	13,111	13,074
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
5.500%, 4–1–20	1,011	1,095
3.000%, 1–1–33	9,408	9,333
Federal Home Loan Mortgage Corp. Fixed Rate Pass-Through Certificates:		
3.000%, 8–1–28	14,436	14,710
3.000%, 9–1–28	14,407	14,716
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 12–25–17	2,837	3,013
5.500%, 4–25–37	1,675	1,804
2.000%, 4–25–39	13,319	12,913
4.000%, 5–25–39	3,389	3,525
3.000%, 11–25–39	2,894	2,967
4.500%, 6–25–40	2,422	2,598
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
2.000%, 12–30–15	10,000	10,283
5.500%, 9–1–17	2,812	2,995
0.875%, 10–26–17	15,000	14,789
4.500%, 9–1–19	2,130	2,258
4.530%, 12–1–19	11,892	13,051
4.375%, 6–1–21	15,513	17,012
5.500%, 10–1–21	3,791	4,121
5.450%, 10–18–21	7,000	7,778
5.500%, 2–1–22	2,050	2,229

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
6.000%, 6–1–22	$ 1,370	$ 1,520
3.500%, 8–1–26	9,009	9,457
3.000%, 7–1–28	14,258	14,544
Government National Mortgage Association Agency REMIC/CMO:		
5.000%, 4–16–39	788	844
2.500%, 9–20–40	10,087	10,175
2.000%, 3–16–42	13,230	12,902
		223,788
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 13.4%		**$225,140**

(Cost: $227,309)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 5.8%		
U.S. Treasury Notes:		
2.375%, 8–31–14 (B) . .	10,000	10,095
2.375%, 2–28–15	10,000	10,203
2.500%, 4–30–15	35,000	35,881
2.125%, 5–31–15	12,500	12,784
1.750%, 5–31–16	13,000	13,346
1.500%, 7–31–16	15,000	15,319
		97,628
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS –5.8%		**$ 97,628**

(Cost: $95,795)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper – 3.1%		
Army & Air Force Exchange Service,		
0.070%, 4–1–14 (C) . . .	15,000	14,999
Coca-Cola Co. (The),		
0.070%, 5–30–14 (C) . .	10,000	9,999
Danaher Corp.,		
0.090%, 4–11–14 (C) . .	5,000	5,000
Illinois Tool Works, Inc.,		
0.080%, 4–11–14 (C) . .	5,000	5,000
Kellogg Co.,		
0.270%, 5–23–14 (C) . .	12,000	11,995
Roche Holdings, Inc.,		
0.090%, 5–7–14 (C) . . .	5,000	5,000
		51,993

Ivy Limited-Term Bond Fund *(in thousands)* MARCH 31, 2014

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (D)	$3,014	$ 3,014
TOTAL SHORT-TERM SECURITIES – 3.3%		**$ 55,007**
(Cost: $55,009)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$1,657,570**
(Cost: $1,645,626)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**16,512**
NET ASSETS – 100.0%		**$1,674,082**

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2014, the total value of these securities amounted to $227,396 or 13.6% of net assets.

(B)All or a portion of the security position has been pledged as collateral on open futures contracts.

(C)Rate shown is the yield to maturity at March 31, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at March 31, 2014 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
U.S. Treasury Long Bond	Short	6–30–14	1,392	$(185,441)	$(1,624)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$1,243,216	$28,544
Municipal Bonds	—	8,035	—
United States Government Agency Obligations	—	225,140	—
United States Government Obligations	—	97,628	—
Short-Term Securities	—	55,007	—
Total	$ —	$1,629,026	$28,544
Liabilities			
Futures Contracts	$1,624	$ —	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities
Beginning Balance 4-1-13	$ —
Net realized gain (loss)	—
Net change in unrealized appreciation (depreciation)	53
Purchases	—
Sales	—
Amortization/Accretion of premium/discount	(464)
Transfers into Level 3 during the period	28,955
Transfers out of Level 3 during the period	—
Ending Balance 3-31-14	$28,544
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-14	$ 53

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended March 31, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Corporate Debt Securities	$28,544	Third-party vendor pricing service	Broker quotes

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Ivy Managed International Opportunities Fund



Michael L. Avery

Below, Michael L. Avery, portfolio manager of the Ivy Managed International Opportunities Fund, discusses the positioning, performance and results for the Fund for the fiscal year ended March 31, 2014. He has managed the Fund since its inception on April 2, 2007, and he has 35 years of industry experience. On February 11, 2014, the name of one of the Fund's underlying funds, Ivy Pacific Opportunities Fund, was changed to Ivy Emerging Markets Equity Fund and its strategy was changed to reflect a concentration in emerging market equity securities. Performance of the Ivy Emerging Markets Equity Fund prior to such time in part reflects the Ivy Pacific Opportunities Fund's former strategy to invest primarily in Pacific region equity securities, and the Fund's performance may have differed if the Ivy Emerging Markets Equity Fund's current strategy had been in place. On March 17, 2014, Ivy Managed European/Pacific Fund merged into the Fund.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Managed International Opportunities Fund (Class A shares at net asset value)	14.33%
Ivy Managed International Opportunities Fund (Class A shares including sales charges)	7.73%
Benchmark	
MSCI AC World ex U.S.A Index (generally reflects the performance of overseas stocks)	12.31%

Please note that Fund returns include applicable fees and expenses, whereas index returns do not include any such fees. The performance discussion below is at net asset value.

Showing potential for more global growth

The U.S. Federal Reserve (Fed) was the focus of financial markets during the fiscal year ended March 31, 2014. In anticipation of an improving U.S. economy, the Fed's discussion in May 2013 to "taper" its bond-buying program was the highlight. The remainder of the year brought turmoil in the emerging markets in reaction to the Fed taper, inconclusive economic data and a U.S. government shutdown followed by a budget agreement. Despite these events, the long-term effect on market sentiment appears to have been relatively modest. The Fed ultimately reduced its bond purchases, tapering from $85 billion to $75 billion per month in a small step toward reducing economic stimulus while maintaining its accommodative monetary policy stance. The Fed added it would not raise interest rates until after unemployment falls well below 6.5%, but emphasized that level was not a trigger for rate hikes. Then in early 2014, the Fed dropped its firm quantitative link between interest rates and an unemployment rate threshold, saying it instead would consider a range of factors to determine how long to keep rates low. It again reduced the pace of its bond-buying program, taking it to $55 billion per month.

Global economic growth in general remained slow, but the U.S. and more recently Europe began to improve. Europe's sovereign debt crisis returned as an issue early in the fiscal year as Greece struggled to address austerity demands and Spain faced difficulties in its banking system. Fears also resurfaced about an economic slowdown in China. In spite of the concerns, recession in the eurozone — which had reported declining gross domestic product (GDP) for six consecutive quarters — ended in the second quarter of the year. In addition, China's GDP ultimately grew an estimated 7.6% in 2013, but is forecast to be lower in 2014, partly because of ambitious reforms announced in 16 major areas with a target of 2020 for "decisive" results. GDP growth in Japan was better than expected during the year, rising about 1.7% with support from Prime Minister Shinzo Abe's plan to end deflation and boost economic growth. The effects of the reforms slowed in late 2013 and could generate market concerns if they do not show the intended results of higher inflation and growth.

Geopolitics took center stage in early 2014 after protests in Ukraine led to violence and a change in leadership there. Russia then moved to annex Crimea — home to Russia's Black Sea naval fleet and key ports — from Ukraine via a referendum vote of the largely Russian population in Crimea. The U.S. and European Union followed with economic sanctions on Russia because of its actions against the Ukrainian territory.

Maintaining focus on overall growth

The Fund ended the fiscal year with a strong positive return and outperformed its benchmark index. This result primarily was related to the solid performance and allocation weightings in three underlying funds: Ivy European Opportunities Fund, Ivy International Growth Fund and Ivy International Core Equity Fund.

We ended the year with the largest percentage of the Fund's assets allocated to Ivy Emerging Markets Equity Fund — formerly Ivy Pacific Opportunities Fund — at 39.6%, nearly matching the 40.1% allocation to its predecessor fund at the time of our last annual report. We also maintained the allocation to Ivy European Opportunities Fund at 9.9%, the level at the last annual report, reflecting some economic improvement across Europe but recognizing that issues remain in the banking system in the region. We kept a significant allocation to the Ivy International Growth Fund at 20.2%, compared with 19.8% at the last annual report, to maintain wide exposure to international markets overall. The same was true for the allocation to the Ivy International Core Equity Fund, which ended the fiscal year at 20.2%, unchanged from the last annual report. Finally, we did not significantly change the allocation to the Ivy Global Income Allocation Fund, ending the year at 10% from 9.9% at the last annual report.

While global markets showed some volatility during the year, our emphasis in the portfolio remained on overall growth. We are seeing improvements across Europe, but continue to think there are better relative long-term opportunities in Asia, given the change in leadership in China and its announced plans for fiscal and economic reforms. We also believe global growth will continue to benefit from existing monetary stimulus in the U.S. and potential additional policy accommodation from other central banks, including in Europe, Japan and China.

Improving economies, global outlook

We will remain alert to market developments and their impact as the year progresses. In the face of ongoing monetary stimulus, global stock markets also have continued to re-price risk. We think this is evident in rising valuations, decreasing correlations, decreasing volatility and other metrics. We expect slow but better growth across the globe with continued accommodative monetary actions. As we analyze where growth will come from in the mid to long term, we have maintained our theme related to the growth in domestic consumption in emerging markets. We believe there still are opportunities to participate in the rising prosperity of these individuals, especially across Asia.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Managed International Opportunities Fund's performance.

Ivy Managed International Opportunities Fund

Ivy Emerging Markets Equity Fund, Class I	39.6%
Ivy International Core Equity Fund, Class I	20.2%
Ivy International Growth Fund, Class I	20.2%
Ivy Global Income Allocation Fund, Class I	10.0%
Ivy European Opportunities Fund, Class I	9.9%
Cash and Cash Equivalents	0.1%



| | Ivy Managed International Opportunities Fund, Class A Shares[1] | $11,125 |
| | MSCI AC World ex U.S.A. Index | $11,226 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E[4]	Class I	Class R	Class Y
1-year period ended 3-31-14	7.73%	9.53%	13.57%	7.79%	14.41%	14.12%	14.42%
5-year period ended 3-31-14	12.40%	12.73%	12.99%	12.51%	14.02%	—	13.79%
10-year period ended 3-31-14	—	—	—	—	—	—	—
Since inception of Class through 3-31-14[5]	1.54%	1.55%	1.65%	1.64%	2.72%	11.75%	2.44%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.*

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) Class E shares are not currently available for investment.

(5) 4-2-07 for Class A, Class B, Class C, Class E, Class I, and Class Y shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

As discussed above, effective February 11, 2014, the name of one of the Fund's underlying Funds, Ivy Pacific Opportunities Fund, was changed to Ivy Emerging Markets Equity Fund and its strategy was changed to reflect a concentration in emerging market equity securities. On March 17, 2014, the Ivy Managed European/Pacific Fund merged into the Fund. Performance prior to such time in part reflects the Ivy Pacific Opportunities Fund's former strategy and may have differed if the merger had not taken place.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Managed International Opportunities Fund *(in thousands)* MARCH 31, 2014

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Emerging Markets Equity Fund, Class I	6,838	$105,517
Ivy European Opportunities Fund, Class I	884	26,500
Ivy Global Income Allocation Fund, Class I	1,704	26,757
Ivy International Core Equity Fund, Class I	2,814	53,880
Ivy International Growth Fund, Class I	1,293	53,734
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		**$266,388**

(Cost: $197,031)

SHORT-TERM SECURITIES –0.1%	Principal	Value
Master Note		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (A)	$221	$ 221

(Cost: $221)

TOTAL INVESTMENT SECURITIES –100.0%	**$266,609**
(Cost: $197,252)	
LIABILITIES, NET OF CASH AND OTHER ASSETS –0.0%	**(35)**
NET ASSETS – 100.0%	**$266,574**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$266,388	$ —	$ —
Short-Term Securities	—	221	—
Total	$266,388	$ 221	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

See Accompanying Notes to Financial Statements.



Paul J. Ariano



Paul K. LeCoq



Luke Jacobson

Alexis C. Waadt

Ivy Micro Cap Growth Fund is subadvised by Wall Street Associates (WSA), a firm with more than 25 years of industry experience. The WSA Investment Team is primarily responsible for the day-to-day management of the Fund. The WSA Investment Team consists of Paul J. Ariano, CFA, Senior Vice President of WSA; Paul K. LeCoq, Senior Vice President of WSA; Luke A. Jacobson, CFA, Vice President of WSA; and Alexis C. Waadt, Vice President of WSA. They each have co-managed the Fund since its inception in February 2009, except Mr. Jacobson who became a co-manager in January 2012 and Ms. Waadt who became a co-manager in January 2013.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014

Ivy Micro Cap Growth Fund (Class A shares at net asset value)	41.32%
Ivy Micro Cap Growth Fund (Class A shares including sales charges)	33.18%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of smaller company stocks)	27.19%
Russell Microcap Growth Index (generally reflects the performance of stocks in the smallest category of publicly traded companies)	39.34%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	26.80%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Multiple indexes are shown because the Fund's management team expects to typically invest in companies within a wider range of market capitalization. The performance discussion below is at net asset value.

U.S. equity markets rose over the course of the fiscal year as investors' risk tolerance and confidence increased. Investors were able to shrug off concerns over the impending "taper" and the equity markets were generally upward in direction over the course of the year. As the fiscal year came to an end, Federal Reserve (Fed) Chairman Janet Yellen's comments suggesting the Fed may start raising short-term rates sooner than investors were expecting (as early as mid-year 2015), shocked the markets. Hardest hit were those stocks with the highest revenue growth rates, as well as small caps and biotechnology stocks. Despite this, the Fund provided very substantive returns for the year. Micro-cap stocks were the top performing size segment for the 12-months ended March 31, 2014, outperforming their small, mid and large capitalization counterparts. Within the benchmark Russell 2000 Growth Index, stocks with a smaller-market cap and those with higher growth rates outperformed for much of the period.

Contributors and detractors

The Ivy Micro Cap Growth Fund gained 41.3% for the 12-month period ended March 31, 2014, outperforming its benchmarks before the effects of sales charges. Investments in the technology sector (particularly software) provided the greatest contribution to the portfolio's return for the period. Investments in the health care sector added significantly to Fund returns, driven by the biotechnology and pharmaceutical groups. Investments in the consumer discretionary sector (restaurants, entertainment, gaming and luxury items) added considerably to the Fund's outperformance, as did energy and industrials (transportation and back office support). The materials and telecommunication service groups were a slight drag on performance, but comprised a combined 2.5% of the portfolio.

Market Outlook

America's economic situation has brightened since the 2008-09 crisis lows. Labor costs have become more competitive. Unemployment rates are trending down. Energy costs are in check. Cyclical areas of the economy have picked up. Consumer confidence, corporate profits, housing activity, auto sales and bank loan activity have all improved. Corporate balance sheets are strong and the biggest U.S. banks have raised capital. Although the Fed is reducing the pace of its Treasury and Mortgage-Backed Asset purchases, it has indicated that it remains committed to making broader financial conditions accommodative and supportive of economic growth. In our view, the building blocks for strong and sustained U.S. economic growth are in place — excess labor, available capital and revolutionary technologies — and so we believe the economy is on its way toward a self-sustained recovery. However, many headwinds persist (fragile investor confidence, subpar U.S. economic growth, global instability, China/Europe economic slowdowns, etc.) and this continues to be a challenging investment climate where stock selection and active risk management can be extremely important.

We continue to actively manage Fund exposures (on a sector/industry basis, as well as at the security level) and construct a portfolio with companies experiencing strong forecasted long-term earnings growth rates. While there has been a fierce rotation away from high revenue growth stocks lately, we believe the economic backdrop is stable. So far 2014 has been frustrating for many investors witnessing the opposing forces of reduced stimulus and uninspiring economic growth rates leading to compressed price-to-earnings multiples (especially among stocks with the highest revenue growth rates). In the near term, the "bad weather" related impacts to GDP (gross domestic product) will likely be reversed, as there appears to be significant pent-up demand for autos, housing and many other consumer items. As market leadership rotates, we are looking closely for signs of industry group strength in the quarters ahead.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investing in micro-cap stocks may carry more risk than investing in stocks of larger, more established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Micro Cap Growth Fund's performance.

Asset Allocation

Stocks	93.9%
Health Care	21.6%
Information Technology	18.5%
Consumer Discretionary	18.4%
Industrials	14.9%
Energy	7.1%
Financials	6.8%
Consumer Staples	4.1%
Telecommunication Services	2.1%
Materials	0.4%
Cash and Cash Equivalents	**6.1%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	7/520	2
3 Year	22/462	5
5 Year	40/408	10

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Basic Energy Services, Inc.	Energy
Natural Grocers by Vitamin Cottage, Inc.	Consumer Staples
iShares Russell 2000 Growth Index Fund	Financials
Amerigon, Inc.	Consumer Discretionary
RigNet, Inc.	Energy
Quidel Corp.	Health Care
Enanta Pharmaceuticals, Inc.	Health Care
Callidus Software, Inc.	Information Technology
Rentrak Corp.	Consumer Discretionary
Movado Group, Inc.	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Micro Cap Growth Fund

(UNAUDITED)


Ivy Micro Cap Growth Fund, Class A Shares(1) $31,465
Russell Microcap Growth Index $32,828
Russell 2000 Growth Index $30,406
$40,000
$30,000
$20,000
$10,000
$0
2-17 2009
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013
3-31 2014

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B(3)	Class C	Class I	Class R	Class Y
1-year period ended 3-31-14	33.18%	35.96%	40.28%	41.90%	41.09%	44.49%
5-year period ended 3-31-14	26.34%	26.20%	26.80%	28.40%	—	28.48%
10-year period ended 3-31-14	—	—	—	—	—	—
Since inception of Class through 3-31-14(4)	25.12%	24.95%	25.53%	27.10%	46.06%	27.17%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)2-17-09 for Class A, Class B, Class C, Class I, and Class Y shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Micro Cap Growth Fund (in thousands) MARCH 31, 2014

COMMON STOCKS	Shares	Value
Alternative Carriers – 0.8%		
inContact, Inc. (A)	230	$ 2,203
Apparel, Accessories & Luxury Goods – 1.4%		
Movado Group, Inc.	81	3,680
Application Software – 2.9%		
Callidus Software, Inc. (A)	353	4,417
Datawatch Corp. (A)	87	2,358
Sapiens International Corp. N.V. (A)	131	1,061
		7,836
Asset Management & Custody Banks – 1.5%		
Hannon Armstrong Sustainable Infrastructure Capital, Inc.	126	1,808
Internet Capital Group, Inc. (A)	125	2,562
		4,370
Auto Parts & Equipment – 2.4%		
Amerigon, Inc. (A)	143	4,975
Quantum Fuel Systems Technologies Worldwide, Inc. (A)	154	1,486
		6,461
Biotechnology – 9.1%		
Acceleron Pharma, Inc. (A)	49	1,701
Argos Therapeutics, Inc. (A)	136	1,355
Cara Therapeutics, Inc. (A)	173	3,211
Concert Pharmaceuticals, Inc. (A)	167	2,245
Enanta Pharmaceuticals, Inc. (A)	114	4,546
KaloBios Pharmaceuticals, Inc. (A)	148	401
NewLink Genetics Corp. (A)	77	2,173
Repligen Corp. (A)	193	2,485
Synergy Pharmaceuticals, Inc. (A)	250	1,325
Vanda Pharmaceuticals, Inc. (A)	192	3,115
Verastem, Inc. (A)	175	1,886
		24,443
Broadcasting – 0.6%		
Entravision Communications Corp.	248	1,660
Building Products – 3.4%		
American Woodmark Corp. (A)	66	2,205
Builders FirstSource, Inc. (A)	404	3,675
NCI Building Systems, Inc. (A)	176	3,071
		8,951
Casinos & Gaming – 1.2%		
Multimedia Games Holding Co., Inc. (A)	114	3,319
Communications Equipment – 2.4%		
Applied Optoelectronics, Inc. (A)	108	$ 2,664
Ruckus Wireless, Inc. (A)	132	1,599
ShoreTel, Inc. (A)	242	2,077
		6,340
Computer Storage & Peripherals – 0.9%		
Datalink Corp. (A)	169	2,357
Construction & Engineering – 0.1%		
Orion Marine Group, Inc. (A)(B)	24	302
Construction & Farm Machinery & Heavy Trucks – 2.5%		
Commercial Vehicle Group, Inc. (A)	98	889
Greenbrier Co., Inc. (The) (A)	65	2,982
Wabash National Corp. (A)	205	2,818
		6,689
Diversified Banks – 0.5%		
Square 1 Financial, Inc., Class A (A)	61	1,228
Electrical Components & Equipment – 1.1%		
LSI Industries, Inc.	128	1,047
Orion Energy Systems, Inc. (A)	267	1,935
		2,982
Electronic Equipment & Instruments – 0.9%		
CUI Global, Inc. (A)	218	2,399
Food Distributors – 0.6%		
Chefs' Warehouse Holdings LLC (The) (A)	76	1,624
Food Retail – 2.0%		
Natural Grocers by Vitamin Cottage, Inc. (A)	118	5,135
Health Care Equipment – 4.9%		
Cardiovascular Systems, Inc. (A)	100	3,174
Cynosure, Inc., Class A (A)	92	2,681
Oxford Immunotec Global plc (A)	100	2,009
Rockwell Medical, Inc. (A)	186	2,353
Sunshine Heart, Inc. (A)	192	1,118
Veracyte, Inc. (A)	102	1,752
		13,087
Health Care Facilities – 1.0%		
Surgical Care Affiliates, Inc. (A)	84	2,580
Health Care Supplies – 3.3%		
Quidel Corp. (A)	168	4,584
Spectranetics Corp. (The) (A)	100	3,043
Health Care Supplies (Continued)		
TearLab Corp. (A)	172	$ 1,164
		8,791
Health Care Technology – 0.8%		
HealthStream, Inc. (A)	76	2,021
Heavy Electrical Equipment – 0.9%		
PowerSecure International, Inc. (A)	101	2,377
Home Entertainment Software – 0.5%		
Glu Mobile, Inc. (A)	258	1,224
Homebuilding – 0.7%		
M/I Homes, Inc. (A)	83	1,868
Homefurnishing Retail – 0.7%		
Kirkland's, Inc. (A)	97	1,792
Integrated Telecommunication Services – 0.5%		
Global Telecom & Technology, Inc. (A)	121	1,272
Internet Retail – 0.8%		
RetailMeNot, Inc., Series 1 (A)	63	2,022
Internet Software & Services – 6.1%		
Amber Road, Inc. (A)	168	2,585
Boingo Wireless, Inc. (A)	135	912
Borderfree, Inc. (A)	75	1,392
ChannelAdvisor Corp. (A)	60	2,276
Marchex, Inc., Class B	181	1,897
Move, Inc. (A)	238	2,746
Q2 Holdings, Inc. (A)	86	1,331
SciQuest, Inc. (A)	38	1,027
SPS Commerce, Inc. (A)	39	2,415
		16,581
Investment Banking & Brokerage – 0.5%		
Marcus & Millichap, Inc. (A)	71	1,263
IT Consulting & Other Services – 0.9%		
Virtusa Corp. (A)	68	2,275
Leisure Facilities – 0.3%		
Town Sports International Holdings, Inc.	108	915
Leisure Products – 3.6%		
Arctic Cat, Inc.	68	3,245
Black Diamond, Inc. (A)	110	1,339
Malibu Boats, Inc., Class A (A)	118	2,620
Nautilus Group, Inc. (The) (A)	226	2,173
		9,377
Marine – 0.7%		
Baltic Trading Ltd.	295	1,859

Ivy Micro Cap Growth Fund (in thousands) MARCH 31, 2014

COMMON STOCKS (Continued)	Shares	Value
Movies & Entertainment – 1.6%		
Rentrak Corp. (A)	72	$ 4,364
Office Services & Supplies – 1.8%		
ARC Document Solutions, Inc. (A)	359	2,671
CyrusOne, Inc.	96	2,002
		4,673
Oil & Gas Drilling – 0.9%		
Pioneer Drilling Co. (A)	185	2,394
Oil & Gas Equipment & Services – 5.0%		
Basic Energy Services, Inc. (A)	202	5,549
RigNet, Inc. (A)	85	4,586
Willbros Group, Inc. (A)	251	3,169
		13,304
Oil & Gas Exploration & Production – 1.2%		
Emerald Oil, Inc. (A)	321	2,155
Triangle Petroleum Corp. (A)	134	1,103
		3,258
Packaged Foods & Meats – 0.6%		
Inventure Foods, Inc. (A)	123	1,722
Personal Products – 0.9%		
Inter Parfums, Inc.	68	2,477
Pharmaceuticals – 2.5%		
Aerie Pharmaceuticals, Inc. (A)	158	3,346
Intra-Cellular Therapies, Inc. (A)	107	1,943
XenoPort, Inc. (A)	283	1,464
		6,753
Regional Banks – 1.0%		
TriState Capital Holdings, Inc. (A)	179	2,548
Restaurants – 4.4%		
Chuy's Holdings, Inc. (A)	76	3,293
Del Frisco's Restaurant Group, Inc. (A)	105	2,932
Noodles & Co., Class A (A)	33	1,287
Red Robin Gourmet Burgers, Inc. (A)	32	2,322
Ruth's Hospitality Group, Inc.	135	1,635
		11,469
Semiconductor Equipment – 1.2%		
Nanometrics, Inc. (A)	86	$ 1,536
Ultra Clean Holdings, Inc. (A)	117	1,542
		3,078
Semiconductors – 0.5%		
Exar Corp. (A)	117	1,400
Specialized REITs – 0.8%		
Ashford Hospitality Prime, Inc.	137	2,068
Specialty Stores – 0.7%		
Container Store Group, Inc. (The) (A)	58	1,985
Steel – 0.4%		
Universal Stainless & Alloy Products, Inc. (A)	32	1,087
Systems Software – 2.2%		
A10 Networks, Inc. (A)	129	1,942
Gigamon, Inc. (A)	60	1,820
Mavenir Systems, Inc. (A)	113	2,025
		5,787
Thrifts & Mortgage Finance – 0.6%		
PennyMac Financial Services, Inc., Class A (A)	95	1,582
Trading Companies & Distributors – 2.1%		
DXP Enterprises, Inc. (A)	30	2,810
Stock Building Supply Holdings, Inc. (A)	135	2,745
		5,555
Trucking – 2.3%		
Celadon Group, Inc.	105	2,534
Marten Transport Ltd.	94	2,016
Roadrunner Transportation Systems, Inc. (A)	67	1,684
		6,234
Wireless Telecommunication Service – 0.8%		
RingCentral, Inc., Class A (A)	125	2,254
TOTAL COMMON STOCKS – 92.0%		**$245,275**
(Cost: $190,497)		

INVESTMENT FUNDS	Shares	Value
Registered Investment Companies – 1.9%		
iShares Russell 2000 Growth Index Fund	37	$ 5,021
TOTAL INVESTMENT FUNDS – 1.9%		**$ 5,021**
(Cost: $4,758)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 6.9%		
Corporacion Andina de Fomento, 0.100%, 4–21–14 (C)	$5,000	5,000
Kroger Co. (The), 0.190%, 4–1–14 (C)	7,460	7,460
Prudential Funding LLC (GTD by Prudential Financial, Inc.), 0.040%, 4–1–14 (C)	5,913	5,913
		18,373
Master Note – 1.1%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (D)	2,918	2,918
TOTAL SHORT-TERM SECURITIES – 8.0%		**$ 21,291**
(Cost: $21,291)		
TOTAL INVESTMENT SECURITIES – 101.9%		**$271,587**
(Cost: $216,546)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.9%)		**(5,051)**
NET ASSETS – 100.0%		**$266,536**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2014, the total value of these securities amounted to $302 or 0.1% of net assets.

(C)Rate shown is the yield to maturity at March 31, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$245,275	$ —	$ —
Investment Funds	5,021	—	—
Short-Term Securities	—	21,291	—
Total	$250,296	$ 21,291	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Ivy Mid Cap Growth Fund (UNAUDITED)



Kimberly A. Scott

Below, Kimberly A. Scott, CFA, portfolio manager of Ivy Mid Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. She has managed the Fund since February 2001 and has 27 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Mid Cap Growth Fund (Class A shares at net asset value)	20.09%
Ivy Mid Cap Growth Fund (Class A shares including sales charges)	13.21%
Benchmark(s) and/or Lipper Category	
Russell Mid-cap Growth Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	24.22%
Lipper Mid-cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	24.18%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

In 2013, mid-cap growth stocks advanced in conjunction with the broader market, setting new all-time highs. The Ivy Mid Cap Growth Fund also posted positive returns, but underperformed the benchmark and its peer group for the year ended March 31, 2014.

Sources of strength, weakness

The primary factors in Fund underperformance were stock selection issues within the industrials and health care sectors. The Fund had many weak names in industrials, a sector that was a neutral performer within the benchmark. Stocks that underperformed represented both non-cyclical and cyclical companies. Some of these stock names were Verisk Analytics, Inc., Stericycle, Inc., Joy Global, Inc., Fastenal Company and Polypore International, Inc.

The more defensive names seemed to struggle as investors migrated to momentum-oriented growth stocks. Fortune Brands Home & Security, Inc. is a name that has performed very well for us in recent years, but it underperformed the index in the past twelve months, as the stock took a breather. Our outlook on this holding is still very favorable, as we expect it to continue to benefit from ongoing improvement in the housing market, and specifically in the repair and remodeling business where the company sells its cabinets and Moen faucets.

Another significant factor in the Fund's underperformance was stock selection in health care. We had a number of stocks that underperformed in the sector, but we also lacked significant exposure to the strongly performing biotech sub-sector. While we have increased the Fund's exposure to biotech stocks over time, this is an area where the Fund remains underweight due to the general lack of profitability within the sector. Weak health care names in the portfolio included Hologic, Inc., Intuitive Surgical, Inc., Varian Medical Systems, Inc., DENTSPLY International, Inc., Henry Schein, Inc., and Zimmer Holdings, Inc. Many of these names had strong positive returns in the 12 months ended March 31, 2014; however, they weren't strong enough to best the biotech sub-sector.

Sector selection decisions had little impact to performance last year, with modest positive and modest negative influence across most groups. The biggest impact came in the Fund's financials weighting, due to a slight overweight position in a group that underperformed within the benchmark. Stock selection in financials handily made up for the sector selection factor. The Fund's small and regional bank holdings, Signature Bank, First Republic Bank and UMB Financial Corporation all performed well, with Signature Bank being the standout performer. This bank has been a stellar example of the kind of company in which we strive to invest on a long-term basis. It has a long runway of highly visible and well-executed growth. It has been in the portfolio for more than five years, and has a growth profile that can carry it in the portfolio for some time to come, given the proper balance of valuation with the growth.

The Fund's cash holdings and equity options were the final significant detractor from performance. Cash was the biggest part of the drag as the Fund's average cash position of across the year was a deterrent in a very strong positive market. Equity options, used primarily for hedging purposes, or building or exiting positions, was another negative for the Fund's relative performance.

Other areas of underperformance, primarily due to stock selection, were holdings in the technology and consumer staples sectors. Teradata Corp., Aruba Networks, Inc., Fusion-io Networks, Inc., and ANSYS, Inc., were all weak in technology, as was Coty, Inc. in consumer staples. Mead Johnson Nutrition Company (the infant nutritionals business), which is still a significant holding for the Fund, posted a positive return for the year, but still underperformed the index.

An underweight position in the very strong consumer discretionary sector, in addition to stock selection issues with Skullcandy, Inc., Wyndham Worldwide Corp., Ulta Salon, Cosmetics & Fragrance, Inc., Burberry Group plc, Nordstrom, Inc., PetSmart, Inc., and Under Armour, Inc., was another factor in Fund underperformance for the period. Many of these names have been strong performers in the past, and we expect they will perform well in the future. These companies have struggled under a variety of pressures including macroeconomic concerns mid-year and, in some cases, management transitions. We retain most of these names in the portfolio, but have sold positions in those stocks where the problems are company specific and are significant enough of a long-term concern to us. Skullcandy, Wyndham Worldwide, PetSmart and Under Armour are no longer holdings.

There were a few groups within consumer discretionary that performed well and to which we had low or no exposure in the portfolio. These included media and retailers that cater to a lower-income demographic, specifically auto parts retailers.

Other factors that impacted relative performance were security selection issues in the industrials and energy. Stocks that struggled included those of some of our highest-quality companies and larger positions in the portfolio, such as Fastenal, Expeditors International of Washington, Inc., and Joy Global in industrials; and Southwestern Energy Company, Patterson-UTI Energy, Inc., and Ultra Petroleum in energy.

From an asset weighting perspective, the Fund's overweight position in technology hurt performance, as that sector significantly underperformed the benchmark. Better stock selection across much of that sector was generally an offset to the negative asset weighting.

From a positive perspective, strong stock selection in financials, as noted earlier, consumer discretionary and energy made a significant contribution to performance, as many of the Fund's names in these sectors posted strong returns. In addition to strong financial stocks, gains in Harman International Industries Incorporated, Dunkin' Brands Group, Inc., Gentex Corporation, VF Corporation (no longer a holding), Continental Resources, Inc., and Dril-Quip , Inc. were notable.

Underexposure to the underperforming the materials sector and a strong stock pick in Scotts Miracle-Gro Company (The) was a small benefit to performance. Finally, the Fund's lack of exposure to the underperforming telecommunications sector and the outperforming utilities sector was on-balance and a plus for Fund performance.

It was a bumpy ride

We fought three main battles last year. The biggest and most impactful was the risk-on environment that favored lower-quality business models, balance sheets and strong differentiated growth, either real or perceived. Non-earners, low return on equity and high debt-to-total capitalization companies soared in value relative to the rest of the market in 2013. The other battles we fought and lost included the ongoing pressures in technology, a sector in which the Fund remained overweight.

The final battle now seems like a footnote on the past 12 months, given the market's white hot risk-on trade in the third quarter of the Fund's fiscal year. The frenzied reach for yield that drove valuations to very high levels in some of the most stable and predictable sectors of the economy, consumer staples and traditional areas of health care left us as onlookers, unwilling to own many of those stocks, unconvinced that we could find a reasonable balance of valuation and growth to deliver a return to our shareholders over the Fund's three-to-five year time horizon.

While these broad issues of a lower quality strong risk-on market made it difficult for us to deliver market-beating performance, fewer self-inflicted wounds certainly would have made a difference between underperforming and outperforming.

Outlook

While we have been frustrated over the past year by what we consider very risk-facing behavior within segments of the market – behavior we believe has driven valuations and expectations on many stocks to unsustainable highs – we have remained steadfast in the fundamental economic underpinnings supporting corporate earnings/cash flow, and the associated opportunity to discount these at higher stock prices where there is valuation support within the market. We think the economy continues to grow at a moderate pace as jobs growth occurs, albeit at a low level; credit, both personal and commercial and industrial, improves; and innovation across many areas of the economy, including technology, health care, and energy, creates a cycle of more opportunity for innovation and associated jobs.

There are definitely areas of the market we would avoid, including extremely overvalued pay-me-later growth stocks. However, the stocks of many companies that are growing their businesses at solid sustainable rates have often been ignored in the strong market advance of the past six to 12 months, and, as such, present opportunity to thoughtful investors in our view.

We have been slowly adding to the Fund's biotech exposure and now have four names in the portfolio, Acadia Healthcare Company, Inc., Alkermes plc, Medivation, Inc., and BioMarin Pharmaceuticals, Inc. We continue to research additional biotech names for the portfolio.

We continue to like technology and industrials for their exposure to constructive economic conditions and because both areas are taking advantage of innovation opportunities. We have increased exposure in consumer discretionary as we see valuation opportunities developing across a number of interesting Greenfield growth and distrusted growth names after a disappointing holiday shopping season.

We are generally comfortable with the Fund's financials and energy industry exposure, but may consider adding to those areas given many good choices among growth companies, and the benefits these more cyclical companies accrue from a growing economy. The Fund is underweight consumer staples, which is often the case, as we tend to find more growth opportunities elsewhere.

We are currently managing the Fund's cash exposure at a low level. We are using equity options in a small way for hedging purposes as we deem necessary or using those options to add or reduce exposure to individual positions.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Mid Cap Growth Fund's performance.

Asset Allocation

Stocks	**98.3%**
Consumer Discretionary	25.9%
Information Technology	18.7%
Health Care	16.1%
Industrials	14.9%
Financials	9.0%
Energy	7.0%
Consumer Staples	5.6%
Materials	1.1%
Purchased Options	**0.0%**
Cash and Cash Equivalents	**1.7%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	315/376	84
3 Year	201/343	59
5 Year	66/289	23
10 Year	21/208	11

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Northern Trust Corp.	Financials
Microchip Technology, Inc.	Information Technology
Signature Bank	Financials
Varian Medical Systems, Inc.	Health Care
Fastenal Co.	Industrials
First Republic Bank	Financials
LKQ Corp.	Consumer Discretionary
Mead Johnson Nutrition Co.	Consumer Staples
Expeditors International of Washington, Inc.	Industrials
Dunkin' Brands Group, Inc.	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



		$26,067
Ivy Mid Cap Growth Fund, Class A Shares[1]	....	$26,067
Russell Mid-cap Growth Index	....	$24,725

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	13.21%	15.14%	19.25%	12.89%	20.52%	19.83%	20.21%
5-year period ended 3-31-14	22.55%	22.77%	23.13%	22.34%	24.50%	23.79%	24.26%
10-year period ended 3-31-14	10.05%	9.59%	9.92%	—	—	—	11.03%
Since inception of Class through 3-31-14[4]	—	—	—	8.51%	10.29%	9.46%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) 4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Mid Cap Growth Fund (in thousands) MARCH 31, 2014

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 2.0%		
Expeditors International of Washington, Inc.	2,445	$ 96,878
Apparel Retail – 5.2%		
DSW, Inc., Class A	1,294	46,395
Limited Brands, Inc.	943	53,516
Ross Stores, Inc.	987	70,623
Urban Outfitters, Inc. (A)	2,099	76,549
		247,083
Apparel, Accessories & Luxury Goods – 3.4%		
Burberry Group plc (B)	2,027	47,146
Carter's, Inc.	923	71,655
Fossil, Inc. (A)	357	41,682
		160,483
Application Software – 2.5%		
ANSYS, Inc. (A)	738	56,876
Solera Holdings, Inc.	1,002	63,439
		120,315
Asset Management & Custody Banks – 3.5%		
Northern Trust Corp.	1,947	127,644
Oaktree Capital Group LLC	646	37,574
		165,218
Auto Parts & Equipment – 2.5%		
Allison Transmission Holdings, Inc.	1,715	51,355
Gentex Corp.	2,194	69,162
		120,517
Automotive Retail – 1.8%		
CarMax, Inc. (A)	1,829	85,616
Biotechnology – 2.6%		
ACADIA Pharmaceuticals, Inc. (A)	518	12,597
Alkermes plc (A)	714	31,500
BioMarin Pharmaceutical, Inc. (A)	558	38,092
Medivation, Inc. (A)	663	42,666
		124,855
Building Products – 1.8%		
Fortune Brands Home & Security, Inc.	1,991	83,789
Coal & Consumable Fuels – 1.4%		
Joy Global, Inc.	1,124	65,198
Communications Equipment – 2.7%		
Aruba Networks, Inc. (A)	2,563	48,059
F5 Networks, Inc. (A)(C)	741	79,053
		127,112
Computer Storage & Peripherals – 1.0%		
Fusion-io, Inc. (A)	4,592	48,308
Construction & Engineering – 1.2%		
Jacobs Engineering Group, Inc. (A)	880	55,893
Data Processing & Outsourced Services – 1.8%		
Vantiv, Inc., Class A (A)	2,887	$ 87,243
Department Stores – 1.1%		
Nordstrom, Inc.	842	52,564
Distillers & Vintners – 1.1%		
Brown-Forman Corp., Class B	603	54,078
Distributors – 2.1%		
LKQ Corp. (A)	3,748	98,752
Electrical Components & Equipment – 1.2%		
Polypore International, Inc. (A)	1,722	58,911
Electronic Equipment & Instruments – 0.9%		
FLIR Systems, Inc.	1,170	42,120
Environmental & Facilities Services – 1.1%		
Stericycle, Inc. (A)	477	54,151
Fertilizers & Agricultural Chemicals – 1.1%		
Scotts Miracle-Gro Co. (The)	845	51,803
Health Care Distributors – 1.5%		
Henry Schein, Inc. (A)	616	73,576
Health Care Equipment – 5.5%		
Intuitive Surgical, Inc. (A)	177	77,526
Varian Medical Systems, Inc. (A)	1,273	106,877
Zimmer Holdings, Inc.	792	74,953
		259,356
Health Care Facilities – 2.2%		
Acadia Healthcare Co., Inc. (A)	900	40,622
Hologic, Inc. (A)	3,056	65,700
		106,322
Health Care Services – 0.7%		
Premier, Inc. (A)	998	32,892
Health Care Supplies – 2.5%		
Align Technology, Inc. (A)	948	49,110
DENTSPLY International, Inc.	1,525	70,199
		119,309
Home Entertainment Software – 1.9%		
Electronic Arts, Inc. (A)	3,101	89,963
Hotels, Resorts & Cruise Lines – 1.5%		
Norwegian Cruise Line Holdings Ltd. (A)	2,157	69,622
Industrial Machinery – 3.9%		
Flowserve Corp.	1,212	94,954
Graco, Inc.	255	19,067
IDEX Corp.	991	72,200
		186,221
Internet Retail – 0.6%		
HomeAway, Inc. (A)	823	$ 31,001
Internet Software & Services – 2.8%		
OpenTable, Inc. (A)	532	40,927
WebMD Health Corp., Class A (A)	1,170	48,436
Zillow, Inc. (A)	482	42,496
		131,859
IT Consulting & Other Services – 1.7%		
Teradata Corp. (A)	1,689	83,095
Leisure Products – 1.7%		
Mattel, Inc.	1,987	79,707
Managed Health Care – 1.1%		
Humana, Inc.	473	53,300
Oil & Gas Equipment & Services – 1.2%		
Dril-Quip, Inc. (A)	527	59,094
Oil & Gas Exploration & Production – 4.4%		
Cabot Oil & Gas Corp.	1,553	52,602
Continental Resources, Inc. (A)	638	79,266
Southwestern Energy Co. (A)	1,699	78,164
		210,032
Packaged Foods & Meats – 3.7%		
Hain Celestial Group, Inc. (The) (A)	869	79,516
Mead Johnson Nutrition Co.	1,169	97,215
		176,731
Personal Products – 0.8%		
Coty, Inc., Class A	2,579	38,629
Regional Banks – 5.5%		
First Republic Bank	1,928	104,085
Signature Bank (A)	899	112,855
UMB Financial Corp.	716	46,332
		263,272
Research & Consulting Services – 1.5%		
Verisk Analytics, Inc., Class A (A)	1,210	72,576
Restaurants – 3.3%		
Dunkin' Brands Group, Inc. (C)	1,904	95,524
Panera Bread Co., Class A (A)	361	63,776
		159,300
Semiconductors – 2.4%		
Microchip Technology, Inc.	2,428	115,973

Ivy Mid Cap Growth Fund *(in thousands)* MARCH 31, 2014

COMMON STOCKS (Continued)	Shares	Value
Specialty Stores – 2.7%		
Tiffany & Co.	514	$ 44,323
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	859	83,783
		128,106
Systems Software – 1.0%		
ServiceNow, Inc. (A)	807	48,347
Trading Companies & Distributors – 2.2%		
Fastenal Co.	2,131	105,087
TOTAL COMMON STOCKS – 98.3%		**$4,694,257**
(Cost: $3,866,177)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Salix Pharmaceuticals Ltd.:		
Call $110.00, Expires 5–16–14, ...	351	140
Call $110.00, Expires 5–16–14, OTC (Ctrpty: Barclays Bank plc)	2,357	943
TOTAL PURCHASED OPTIONS – 0.0%		**$ 1,083**
(Cost: $1,071)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.2%		
Bank of Nova Scotia, 0.110%, 6–3–14 (D) . . .	$10,000	$ 9,998
Bemis Company, Inc., 0.230%, 4–4–14 (D) . . .	9,000	9,000
Illinois Tool Works, Inc., 0.080%, 4–11–14 (D) . . .	5,000	5,000
L Oreal USA, Inc., 0.060%, 4–8–14 (D) . . .	10,000	10,000
McCormick & Co., Inc., 0.120%, 4–1–14 (D) . . .	3,940	3,940
Mondelez International, Inc., 0.160%, 4–1–14 (D) . . .	21,040	21,040
Procter & Gamble Co. (The), 0.040%, 6–2–14 (D) . . .	7,500	7,499
St. Jude Medical, Inc., 0.160%, 5–2–14 (D) . . .	7,000	6,999
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank):		
0.110%, 4–25–14 (D) . . .	10,000	9,999
0.120%, 5–23–14 (D) . . .	7,500	7,499
Total Capital Canada Ltd. (GTD by Total S.A.), 0.080%, 4–24–14 (D) . . .	10,000	9,999
W.W. Grainger, Inc., 0.070%, 4–1–14 (D) . . .	5,000	5,000
		105,973
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (E)	245	245
United States Government Agency Obligations – 0.1%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.120%, 4–7–14 (E) . . .	$5,128	$ 5,128
0.120%, 4–7–14 (E) . .	936	944
		6,072
TOTAL SHORT-TERM SECURITIES – 2.3%		**$ 112,290**
(Cost: $112,280)		
TOTAL INVESTMENT SECURITIES – 100.6%		**$4,807,630**
(Cost: $3,979,528)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6%)		**(28,073)**
NET ASSETS – 100.0%		**$4,779,557**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)Rate shown is the yield to maturity at March 31, 2014.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at March 31, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Alkermes plc	Barclays Bank plc	Put	3,765	April 2014	$ 42.00	$ 503	$ (367)
Salix Pharmaceuticals Ltd.	N/A	Put	351	May 2014	95.00	132	(114)
	Barclays Bank plc	Put	2,357	May 2014	95.00	896	(766)
	Barclays Bank plc	Call	2,357	May 2014	125.00	118	(218)
	N/A	Call	351	May 2014	125.00	17	(33)
						$1,666	$(1,498)

Ivy Mid Cap Growth Fund *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 2 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$4,694,257	$ —	$ —
Purchased Options	—	1,083	—
Short-Term Securities	—	112,290	—
Total	$4,694,257	$ 113,373	$ —
Liabilities			
Written Options	$ —	$ 1,498	$ —

During the period ended March 31, 2014, securities totaling $9,361 were transferred from Level 3 to Level 2 due to the increased availability of observable market data due to increased market activity or information for these securities.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over The Counter

See Accompanying Notes to Financial Statements.

2014 ANNUAL REPORT **139**



Below, Mira Stevovich, CFA, portfolio manager of Ivy Money Market Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. She has managed the Fund since June 2000 and has 27 years of industry experience.

Mira Stevovich

The Fund's fiscal year ended March 31, 2014 with short term rates at the same low levels as they began the year. The Federal Reserve (Fed) continued to maintain a policy that provided liquidity to the economy. During the fiscal year, the credit and money markets continued to be affected by low rates, but remained relatively calm. The economy showed signs of improvement, but continued elevated unemployment, tepid growth, and a low rate of inflation allowed for the continuation of an ultra-low federal funds target rate.

Lower rates, higher-quality bias

The fiscal year started with the federal funds rate at between 0 and 0.25%, where it remains to-date. Although the Fed adjusted its forward policy guidance late in the Fund's fiscal year, the central bank's decision to eliminate its unemployment target was seen as having virtually no impact on the timing of any eventual fed funds rate increase. Inflation expectations continue to remain well anchored.

In December, the Fed voted to begin diminishing the amount of liquidity it was providing to the economy by lowering the amount of U.S. Treasury securities it purchased. However, this decision did not imply any change in the level of short term interest rates. In our view, it may be mid-2015 before any change would impact money market rates, and this is dependent upon the Fed's long-run inflation goal of 2 percent. As a result, we will continue to manage the Fund in a similar fashion based on the continued low interest rate environment.

The drastically low rates of interest during the fiscal year restrained the performance of the Fund and rates on money market investments in general. The Securities and Exchange Commission (SEC) regulation requiring 30% of the Fund mature in five business days or less also affected the Fund return because very short maturities tend to carry the lowest interest rates. Asset growth in the money markets and diminished supply of securities at times also kept investment rates low. Within the confines of the Fund's liquidity and maturity requirements, we sought to maintain yield by purchasing longer-dated securities when credit spreads were wide. We also invested in floating rate notes based on the three-month London Interbank Offered Rate (LIBOR). These notes carry an attractive rate of investment, while allowing us to maintain a modest "weighted average maturity" (WAM) of the Fund. The LIBOR rate began the fiscal year at 0.2821% and gradually decreased to end the fiscal year at 0.2306%. Credit spreads also narrowed as the fiscal year ended, further compressing yields.

Credit quality remained an important factor in the management and performance of the Fund. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can hold down yield.

Staying the course

This past year, we have emphasized investments of the highest credit quality from many industries and sectors, and we intend to continue to do so going forward. Corporate debt was used as an alternative investment, when possible. We anticipate that we will continue to use floating-rate securities in the coming fiscal year, pending future developments in the money markets. We intend to include U.S. Treasury and government agency securities as necessary.

We are managing the Fund to comply with SEC regulations of money market funds, including new regulations that were implemented in 2010. The SEC added these regulations in an effort to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the regulations, to provide for the liquidity needs of our shareholders and investing for diversification. We will continue to manage the Fund in a prudent manner and in accordance with SEC regulations.

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The opinions expressed in this report are those of the Fund manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Asset Allocation

Corporate Obligations	**71.3%**
Notes	34.4%
Commercial Paper	25.6%
Certificate Of Deposit	10.9%
Master Note	0.4%
Municipal Obligations	**25.4%**
United States Government and Government Agency Obligations	**2.8%**
Cash and Other Assets, Net of Liabilities	**0.5%**

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	30/228	14
3 Year	39/218	18
5 Year	5/207	3
10 Year	86/172	50

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Ivy Money Market Fund *(in thousands)* MARCH 31, 2014

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile, 0.210%, 4–24–14	$1,800	$ 1,800
Bank of America N.A.:		
0.190%, 5–22–14	4,000	4,000
0.190%, 5–27–14	2,300	2,300
0.210%, 7–15–14	2,200	2,200
Citibank N.A.:		
0.160%, 6–3–14	4,000	4,000
0.160%, 6–17–14	750	750
JPMorgan Chase Bank N.A., 0.350%, 2–3–15	1,000	1,000
Toyota Motor Credit Corp., 0.200%, 4–25–14 (A)	4,000	4,000
Total Certificate Of Deposit – 10.9%		**20,050**
Commercial Paper		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB):		
0.180%, 4–15–14 (B)	3,000	3,000
0.190%, 5–13–14 (B)	2,500	2,499
0.210%, 6–2–14 (B)	715	715
0.180%, 6–3–14 (B)	900	900
Bank of Nova Scotia:		
0.220%, 5–22–14 (B)	2,500	2,499
0.110%, 6–3–14 (B)	1,250	1,250
COFCO Capital Corp. (GTD by Rabobank Nederland), 0.170%, 4–24–14 (B)	4,500	4,499
Corporacion Andina de Fomento, 0.170%, 6–9–14 (B)	3,750	3,749
Danaher Corp., 0.100%, 4–9–14 (B)	1,000	1,000
ICICI Bank Ltd. (GTD by Wells Fargo Bank N.A.):		
0.180%, 4–22–14 (B)	1,000	1,000
0.160%, 4–28–14 (B)	400	400
0.420%, 5–12–14 (B)	2,200	2,200
0.200%, 6–24–14 (B)	1,200	1,199
0.200%, 6–30–14 (B)	1,500	1,499
Kroger Co. (The), 0.190%, 4–1–14 (B)	890	890
Mondelez International, Inc., 0.160%, 4–1–14 (B)	832	832
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia), 0.190%, 4–30–14 (B)	2,000	2,000
River Fuel Trust #1 (GTD by Bank of Nova Scotia), 0.170%, 4–30–14 (B)	5,843	5,842
St. Jude Medical, Inc.:		
0.190%, 4–25–14 (B)	2,600	2,599
0.190%, 5–5–14 (B)	681	681
0.240%, 7–14–14 (B)	4,600	4,597
0.250%, 8–25–14 (B)	1,000	999
USAA Capital Corp., 1.050%, 9–30–14 (B)	250	251

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (Continued)		
Wisconsin Electric Power Co., 0.100%, 4–3–14 (B)	$2,000	$ 2,000
Total Commercial Paper – 25.6%		**47,100**
Master Note		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (A)	758	758
Total Master Note – 0.4%		**758**
Notes		
American Honda Finance Corp.:		
0.230%, 6–12–14 (A)	6,150	6,150
1.850%, 9–19–14	900	906
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.258%, 4–17–14 (A)	1,200	1,200
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 0.600%, 4–14–14 (A)	1,875	1,877
Banco del Estado de Chile:		
0.360%, 4–24–14 (A)	5,200	5,200
0.380%, 6–21–14 (A)	1,700	1,700
Bank of Nova Scotia:		
0.240%, 4–1–14 (A)	1,700	1,700
0.220%, 4–24–14 (A)	1,400	1,400
3.400%, 1–22–15	1,006	1,031
Baxter International, Inc., 0.410%, 6–11–14 (A)	2,050	2,052
BHP Billiton Finance (USA) Ltd., 1.000%, 2–24–15	890	895
BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton Ltd.), 5.500%, 4–1–14	1,835	1,835
Caterpillar Financial Services Corp., 1.125%, 12–15–14	570	573
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 1.375%, 5–20–14	500	501
Danaher Corp., 1.300%, 6–23–14	2,420	2,426
General Electric Capital Corp.:		
0.870%, 4–7–14 (A)	1,592	1,592
5.900%, 5–13–14	1,350	1,359
0.870%, 6–2–14 (A)	1,600	1,602
5.500%, 6–4–14	1,000	1,009
IBM International Group Capital LLC (GTD by International Business Machines Corp.), 0.530%, 5–26–14 (A)	1,500	1,500

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
John Deere Capital Corp., 0.330%, 4–8–14 (A)	$ 300	$ 300
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.), 0.060%, 4–7–14 (A)	760	760
JPMorgan Chase & Co.:		
0.320%, 4–22–14 (A)	1,250	1,250
4.650%, 6–1–14	2,352	2,368
0.350%, 6–9–14 (A)	3,550	3,550
PACCAR Financial Corp., 0.490%, 6–5–14 (A)	1,500	1,501
Rabobank Nederland, 0.260%, 4–13–14 (A)	2,200	2,200
Target Corp., 0.410%, 4–21–14 (A)	2,015	2,016
Toyota Motor Credit Corp.:		
0.260%, 4–1–14 (A)	2,000	2,000
0.410%, 4–23–14 (A)	500	501
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.150%, 4–7–14 (A)	1,100	1,100
United Parcel Service, Inc., 3.875%, 4–1–14	500	500
Wells Fargo & Co.:		
3.750%, 10–1–14	2,200	2,236
1.250%, 2–13–15	1,000	1,008
Wells Fargo Bank N.A.:		
0.330%, 4–22–14 (A)	2,000	2,000
0.290%, 6–10–14 (A)	1,500	1,500
0.280%, 6–16–14 (A)	1,800	1,800
Total Notes – 34.4%		**63,098**
TOTAL CORPORATE OBLIGATIONS – 71.3%		**$131,006**
(Cost: $131,006)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 2.2%		
CA GO Bonds, Ser 2005A3 (GTD by Bank of America N.A.), 0.060%, 4–7–14 (A)	1,570	1,570
CA GO Notes, Ser B-6 (Taxable), (GTD by Bank of America N.A.), 0.140%, 5–1–14	1,000	1,000
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by U.S. Government), 0.070%, 4–7–14 (A)	700	700
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), 0.050%, 4–7–14 (A)	795	795
		4,065

Ivy Money Market Fund *(in thousands)* MARCH 31, 2014

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Colorado – 3.0%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.080%, 4–7–14 (A)	$2,000	$2,000
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.), 0.080%, 4–7–14 (A)	2,700	2,700
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank N.A.), 0.070%, 4–7–14 (A)	475	475
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ-Ser A-1 (GTD by JPMorgan Chase & Co.), 0.250%, 4–7–14 (A)	250	250
		5,425
Georgia – 3.6%		
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co. Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Co.), 0.080%, 4–1–14 (A)	1,618	1,618
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank N.A.), 0.150%, 4–24–14	4,000	4,000
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), 0.120%, 4–2–14	1,065	1,065
		6,683
Kansas – 2.1%		
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004, 0.080%, 4–1–14 (A)	3,760	3,760
Louisiana – 2.1%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.080%, 4–1–14 (A)	2,911	2,911
Louisiana (Continued)		
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.), 0.070%, 4–1–14 (A)	$1,000	$1,000
		3,911
Maryland – 1.0%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.120%, 4–7–14 (A)	1,915	1,915
Michigan – 0.8%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.080%, 4–1–14 (A)	1,500	1,500
Minnesota – 0.4%		
Minneapolis, MN, Var Rate Demand Rev Bonds (People Serving People Proj), Ser 2000A, 0.080%, 4–1–14 (A)	630	630
Mississippi – 1.7%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.070%, 4–1–14 (A)	1,210	1,210
MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), 0.070%, 4–1–14 (A)	1,812	1,812
		3,022
Missouri – 0.5%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.150%, 4–7–14 (A)	950	950
New York – 1.8%		
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corp.), 0.080%, 4–7–14 (A)	2,000	2,000
New York (Continued)		
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.080%, 4–7–14 (A)	$1,261	$ 1,261
		3,261
Texas – 3.9%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.060%, 4–7–14 (A)	2,000	2,000
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.080%, 4–1–14 (A)	2,925	2,925
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.080%, 4–1–14 (A)	2,300	2,300
		7,225
Wisconsin – 0.8%		
Ladysmith, WI, Var Rate Demand Indl Dev Rev Bonds (Indeck Ladysmith LLC Proj), Ser 2009A (GTD by Wells Fargo Bank N.A.), 0.200%, 4–7–14 (A)	1,465	1,465
Wyoming – 1.5%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.070%, 4–1–14 (A)	2,783	2,783
TOTAL MUNICIPAL OBLIGATIONS – 25.4%		**$46,595**
(Cost: $46,595)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.120%, 4–2–14 (A)	1,404	1,404
0.120%, 4–4–14 (A)	2,300	2,300
0.120%, 4–7–14 (A)	750	750

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS
(Continued)

	Principal	Value
United States Government Agency Obligations (Continued)		
Totem Ocean Trailer Express, Inc. (GTD by U.S. Government), 0.490%, 4–15–14 (A) . . .	$626	$ 626
Total United States Government Agency Obligations – 2.8%		**5,080**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 2.8%		**$ 5,080**
(Cost: $5,080)		
TOTAL INVESTMENT SECURITIES – 99.5%		**$182,681**
(Cost: $182,681)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		**1,074**
NET ASSETS – 100.0%		**$183,755**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets or the next demand date.

(B) Rate shown is the yield to maturity at March 31, 2014.

The following table is a summary of the valua tion of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$131,006	$ —
Municipal Obligations	—	46,595	—
United States Government Agency Obligations	—	5,080	—
Total	$ —	$182,681	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:
GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Bryan J. Bailey

Below, Bryan J. Bailey, CFA, portfolio manager of the Ivy Municipal Bond Fund, discusses positioning, performance and results for the fiscal year ending March 31, 2014. He has managed the Fund since August 2008 and previously was the manager of the Fund from June 2000 through March 2007. He has 25 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2014	
Ivy Municipal Bond Fund (Class A shares at net asset value)	–0.86%
Ivy Municipal Bond Fund (Class A shares with sales charge)	–5.07%
Benchmark(s) and/or Lipper Category	
S&P Municipal Bond Index	0.32%
(generally reflects the performance of the global bond market)	
Lipper General & Insured Municipal Debt Funds Universe Average	–0.73%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable investment fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value.

Sector volatility

Until early May 2013, Treasury yields were being dragged down to historic lows by the Federal Reserve's unconventional monetary policy activities, all of which were intended to depress interest rates, which in turn were intended to stimulate economic activity and also push investors out into risk assets. Stronger economic data and hints of the Fed reducing its security purchases through a tapering process in late spring triggered a violent sell-off in Treasuries, which municipal bonds mirrored closely. In mid-July, Detroit became the largest city to file for default in municipal bond history, adding another layer of anxiety to a municipal bond market that was already under stress. Shortly thereafter negative headlines pointing out the dire fiscal situation in Puerto Rico exacerbated the selling pressure in the municipal space, which was already reeling.

Amid the headline pressure, redemptions accelerated and created a negative feedback loop as lower fund net asset values (NAV) triggered selling, which depressed fund NAVs further, eventually driving municipal yields to levels that exceeded Treasury yields. This presented an attractive entry point for many cross-over, non-traditional, and individual (non-fund) retail buyers. The market was stabilized by these investors in late-August/early-September and as the market began to recover, fund outflows started to slow.

Buying in the space gained momentum when the Fed surprised the world's financial markets by announcing in September that it would not begin tapering activities, contrary to what was widely expected. Flight-to-quality buying from nervous investors watching the fiscal chaos on Capitol Hill added an additional layer of buying momentum. In the fourth quarter of calendar 2013, the Fed announced its anticipated tapering timetable, setting off another wave of selling in Treasury and municipal bond markets, once again triggering renewed redemptions in the municipal fund space. The selling intensified and was exacerbated by additional tax-loss selling in the municipal space. Municipal bond fund redemptions for the calendar year were approximately $70 billion. The first quarter of 2014 saw disappointing economic data, a slowing Chinese economy, and geopolitical tensions in Russia/Crimea and the Middle East, resulting in a stabilization of fund flows and positive bond market momentum to start the year.

The Fed has announced its plans to shrink its balance sheet and we believe newly-appointed Fed Chair Janet Yellen will likely need to signal an increase in the fed funds rate sooner than expected due to strength in housing, the banking sector and employment that has already started to take place. We also believe that much of the softer U.S. economic data to date is a result of extreme weather conditions, which will ultimately be reversed. We feel that these recent events will lead to a more normalized level of higher rates.

Positioning

The Fund modestly underperformed its benchmark and Lipper peer group in fiscal 2013 due to an overweighting in BBB-rated paper vs. the index, and exposure to Puerto Rico credits.

The Fund began the fiscal year positioned defensively in anticipation of the eventual start of an increasing interest rate cycle and the end of the 30-year bull market in bonds. Fund sensitivity to interest rates was lowered to approximately 94% of the benchmark. This was achieved by holding a larger than normal cash position, as well as approximately 8% exposure to municipal floating rate notes and municipal auction rate notes. The cash cushion proved to be a very valuable resource when redemptions materialized, as we were not forced to sell into an illiquid market. We believe that the Fund's shorter duration structure was a critical component in protecting shareholder assets when the market began to sell off aggressively in the May through August period. However, the shorter duration strategy has been a drag on performance thus far in 2014, as the market has recovered some of the losses from 2013. Portfolio turnover remained very low as we felt that the Fund was structured appropriately entering the fiscal year.

Overall, we believe that performance was enhanced by staying disciplined and not reaching for yield into the underperforming high yield municipal bond space. However, selling pressure in the high yield space bled into the BBB-rated category where we held an overweight position relative to the benchmark, which resulted in a drag on performance. Fund performance was also negatively impacted by a slight overweighting vs. our benchmark in a diversified portfolio of Puerto Rico credits, all of which were dragged down by persistent negative headlines on the fiscal condition of Puerto Rico and restructuring speculation.

We will not compromise our investment principles. We are not willing to take excessive credit and duration risks, or utilize leverage, in an effort to produce out-sized returns that historically have been unsustainable and subject investors to increased risk to the inevitable downside and a higher level of NAV volatility. We will not compromise our management discipline. Preservation of capital is an important consideration in our efforts.

Outlook

We enter fiscal year 2014 facing many of the same challenges that we faced entering fiscal year 2013: headline risk and interest rate risk, but possibly a reduced level of political/tax risk in the near term, as it is a midterm election year.

Despite negative factors in the U.S. and internationally, we remain cautiously optimistic that we are in the early phase of a mild global economic upturn led by the U.S. We are also very encouraged by the U.S. progress toward energy independence, the potential economic boost from a continued manufacturing renaissance, and a steadily improving labor market.

However, we believe that we could be entering a challenging period for fixed income investors and total return expectations should probably be tempered to some degree. It is difficult to fathom the outsize total returns of the last few years continuing into the future, especially given that interest rates are still extremely low by all historical measures. In this low yield environment, the Fund's yield cushion may not provide much protection from capital losses when measuring total return. However, when rates begin to rise, we believe more attractive reinvestment opportunities will be available, which will boost portfolio income. We believe that the Fund's laddered exposure inside of five-year maturities will also provide reinvestment opportunities at expected higher prevailing future rates.

We fully expect market volatility to remain elevated as a result of the risk on/risk off trades playing out in the Treasury market. We continue to be very cognizant that the pendulum may at some point in time swing back to renewed investor interest and confidence in the equity market, which would potentially result in less interest (liquidations) in the investment grade municipal bond space. We observed a minor rotation out of fixed income and into equities last summer, but it certainly wasn't the "great rotation" that some pundits have been warning about. While we believe that the 30+ year bull market in bonds is nearing the end, or has already ended, we do not believe that a bear market is necessarily imminent in the short run. We believe bond yields could stay in a low, narrow range for the remainder of 2014, into 2015, or even longer. In our view, a continuation of severely reduced municipal bond new issue volume could apply additional downward pressure to rates in the short run.

We plan to remain proactive and vigilant in assessing any risk to the portfolio from a change in inflation expectations, as monetary policy continues to be extraordinarily accommodative. We do not believe inflation is on the immediate horizon, but if it materializes it will eventually put upward pressure on long-term interest rates.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal Bond Fund.

Ivy Municipal Bond Fund

Asset Allocation

Bonds	**94.6%**
Municipal Bonds	94.6%
Cash and Cash Equivalents	**5.4%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	148/258	58
3 Year	167/233	72
5 Year	115/210	55
10 Year	59/161	37

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**85.1%**
AAA	3.3%
AA	29.3%
A	34.0%
BBB	18.5%
Non-Investment Grade	**9.5%**
BB	3.0%
CCC	0.4%
Non-rated	6.1%
Cash and Cash Equivalents	**5.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



| | Ivy Municipal Bond Fund, Class A Shares[1] | $14,169 |
| | S&P Municipal Bond Index | $15,543 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class I	Class Y[4]
1-year period ended 3-31-14	-5.07%	-5.48%	-1.62%	-0.65%	-0.87%
5-year period ended 3-31-14	5.10%	5.03%	5.21%	—	6.01%
10-year period ended 3-31-14	3.55%	3.19%	3.19%	—	3.91%
Since inception of Class through 3-31-14[5]	—	—	—	4.95%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)The return shown for Class Y is hypothetical, because there were no shares or assets for the period from September 24, 2008 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(5)11-4-09 for Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2014

MUNICIPAL BONDS	Principal	Value
Alabama – 1.6%		
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	$ 500	$ 571
The Spl Care Fac Fin Auth of Birmingham – Children's Hosp, Hlth Care Fac Rev Bonds, Children's Hosp, Ser 2009, 6.000%, 6–1–39	750	858
Water Works Board of Birmingham, AL, Water Rev Bonds, Ser 2009-A, 5.125%, 1–1–34	750	793
		2,222
Arizona – 1.6%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10–1–26	1,000	1,110
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	500	590
Univ Med Ctr Corp. (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7–1–39	500	547
		2,247
California – 14.3%		
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 D-1 Index Rate Bonds, 0.966%, 4–1–45 (A)	1,000	1,012
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1, 1.160%, 4–1–45 (A)	1,500	1,499
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39	460	471
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj) Ser 2002B, 5.250%, 6–1–23	415	445
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–22	375	387
CA Statewide Cmnty Dev Auth, Insd Rev Bonds (Henry Mayo Newhall Mem Hosp), Ser 2007A, 5.000%, 10–1–37	500	572

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine LLC), Ser 2011, 5.000%, 5–15–21	$1,195	$1,362
CA Various Purp GO Bonds:		
5.250%, 9–1–26	1,500	1,764
5.250%, 10–1–29	500	561
6.500%, 4–1–33	1,000	1,220
6.000%, 11–1–39	500	591
CA Various Purp GO Rfdg Bonds, 5.000%, 2–1–33	2,000	2,178
Cnty of Sacramento, Arpt Sys Sub and PFC/Grant Rev Bonds, Ser 2009, 5.125%, 7–1–25	500	539
Contra Costa Trans Auth, Sales Tax Rev Bonds (Ltd. Tax Bonds), Ltd. Tax Rfdg Bonds, Ser 2012A, 0.474%, 3–1–34 (A)	1,000	1,001
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A, 5.000%, 6–1–30	1,000	1,065
Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009F, 5.000%, 1–1–34	500	548
Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A, 5.000%, 8–1–21	250	279
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39	250	256
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 5.250%, 10–1–20	570	638
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, Ser 2010E, 6.000%, 10–1–25	445	481
Riverside Cmnty College Dist, Riverside Cnty, CA, Election of 2004, GO Bonds, Ser 2004A (Insured by NPFGC), 5.500%, 8–1–29	200	204
San Jose, CA Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–21	500	577

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	$500	$ 587
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2011A:		
5.250%, 10–1–24	500	573
5.000%, 12–1–24	500	564
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8–1–31 (B)	150	63
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8–1–41	315	330
		19,767
Colorado – 2.7%		
Adams 12 Five Star Sch, Adams and Broomfield Cnty, CO Cert of Part, Ser 2008, 5.000%, 12–1–25	500	564
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23	500	560
CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds, Ser 2009A (Insured by FHA/VA), 5.500%, 11–1–29	345	358
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	500	609
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.125%, 12–1–30	500	521
Platte Vly Fire Protection Dist, Weld Cnty, CO, Cert of Part, Ser 2012, 5.000%, 12–1–36	300	302
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	750	828
		3,742
Connecticut – 1.0%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.000%, 6–15–22	370	416

Ivy Municipal Bond Fund *(in thousands)* MARCH 31, 2014

MUNICIPAL BONDS (Continued)	Principal	Value
Connecticut (Continued)		
CT GO Bonds, Series 2012D, 0.980%, 9–15–19 (A)	$1,000	$1,007
		1,423
District Of Columbia – 1.8%		
DC GO Rfdg Bonds, Ser 2008F (Insured by BHAC), 5.000%, 6–1–19	1,000	1,163
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	750	822
Metro Washington Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (B)	500	511
		2,496
Florida – 6.3%		
Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4–1–39	500	554
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	500	502
Citizens Ppty Ins Corp., Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17	400	450
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	555	658
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	600	803
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	500	542
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	500	558
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26	500	584
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10–1–22	500	596
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 5.000%, 10–1–17	500	569

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	$ 500	$ 570
Pinellas Cnty Edu Fac Auth, Rev Rfdg Prog Bonds (Barry Univ Proj), Ser 2012, 5.250%, 10–1–30	750	774
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 5.750%, 7–1–20	500	564
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40	500	527
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj.), Ser 2011, 5.250%, 10–15–22	500	573
		8,824
Georgia – 0.4%		
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 5.750%, 1–1–20	500	586
Hawaii – 0.8%		
HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7–1–21	1,000	1,149
Illinois – 4.1%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.000%, 5–1–26	195	189
Build IL Sales Tax Rev Bonds, Ser 2011, 5.000%, 6–15–27	500	550
Chicago GO Bonds, Proj and Rfdg, Ser 2004A (Insured by AGM), 5.250%, 1–1–21	75	75
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	500	515
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.500%, 7–1–19	500	579
IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb LLC – Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21	395	422
IL GO Bonds, Ser 2012A, 4.000%, 1–1–23	1,250	1,300

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
IL Sales Tax Rev Bonds (Jr Oblig), Series 2013, 5.000%, 6–15–26	$ 300	$ 341
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1–1–35	1,100	1,159
State of IL GO Bonds, 5.500%, 7–1–26	500	563
		5,693
Indiana – 1.1%		
East Chicago Elem Sch Bldg Corp. (Lake Cnty, IN), First Mtg Bonds, Ser 1993A, 5.500%, 1–15–16	85	85
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	345	348
IN Fin Auth, Fac Rev Rfdg Bonds (Miami Correctional Fac – Phase II), Ser 2008C, 5.000%, 7–1–17	500	569
Mt. Vernon Sch Bldg Corp. of Hancock Cnty, IN, First Mtg Bonds, Ser 2007 (Insured by AGM), 5.250%, 1–15–32	500	537
		1,539
Iowa – 1.3%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 6.000%, 6–1–34	1,000	1,053
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9–1–33	750	702
		1,755
Kansas – 1.2%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	500	537
Shawnee Cnty, KS Cert of Part (First Responders Comm Proj), Ser 2012, 5.000%, 9–1–24	1,050	1,149
		1,686
Kentucky – 2.0%		
Cmnwlth of KY, State Ppty and Bldg Comsn, Rev and Rev Rfdg Bonds, Proj No. 90, 5.750%, 11–1–19	500	592

MUNICIPAL BONDS (Continued)	Principal	Value
Kentucky (Continued)		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
5.500%, 6–1–21	$ 500	$ 559
6.500%, 3–1–45	675	726
Louisville Rgnl Arpt Auth, Arpt Sys Rev Bonds, Ser 2008A,		
5.250%, 7–1–28	500	536
Tpk Auth of KY, Econ Dev Road Rev Bonds (Revitalization Proj), Ser 2008A,		
5.000%, 7–1–16	330	363
		2,776
Louisiana – 3.4%		
LA Citizens Prop Ins Corp., Assmt Rev Rfdg Bonds, Ser 2012,		
5.000%, 6–1–24	500	550
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B,		
6.000%, 10–1–44	750	815
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1,		
6.000%, 1–1–23	500	567
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM),		
5.000%, 12–1–26	1,500	1,648
Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010 (Insured by AGM),		
5.000%, 12–1–22	1,000	1,128
		4,708
Maryland – 1.1%		
MD Econ Dev Corp., Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006,		
6.200%, 9–1–22	500	586
MD Hlth and Higher Edu Fac Auth Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D,		
0.934%, 5–15–38 (A)	1,000	1,004
		1,590
Massachusetts – 1.0%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010,		
6.375%, 7–1–30	500	539
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009,		
6.000%, 1–1–28	275	294

MUNICIPAL BONDS (Continued)	Principal	Value
Massachusetts (Continued)		
MA Port Auth, PFC Rev Rfdg Bonds, Ser 2010-E,		
5.000%, 7–1–15	$ 500	$ 529
		1,362
Michigan – 2.9%		
Detroit, MI, Water Supply Sys Rev, Sr Lien Bonds, Ser 2011-A,		
5.750%, 7–1–37 (C)	500	496
Kalamazoo Hosp Fin Auth, Hosp Rev Rfdg Bonds (Bronson Methodist Hosp), Ser 2003A,		
5.000%, 5–15–26	500	530
MI Fin Auth Rev Bonds (Detroit Sch Dist), Ser 2011,		
5.500%, 6–1–21	1,000	1,125
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009,		
5.750%, 11–15–39	750	787
State Bldg Auth, MI, 2006 Rev Rfdg Bonds (Fac Prog), Ser IA (Insured by FGIC),		
0.000%, 10–15–22 (B) . . .	1,000	716
State Bldg Auth, MI, 2008 Rev Rfdg Bonds (Fac Prog), Ser I,		
5.000%, 10–15–18	305	351
		4,005
Minnesota – 0.4%		
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D,		
5.000%, 1–1–20	500	568
Mississippi – 0.6%		
The Univ of Southn MS, S.M. Edu Bldg Corp., Rev Bonds (Campus Fac Impvt Proj), Ser 2009,		
5.375%, 9–1–36	750	807
Missouri – 4.1%		
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004,		
6.250%, 3–1–24	200	200
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A,		
6.125%, 12–1–36	175	140
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009,		
5.625%, 5–15–39	750	789

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Indl Dev Auth of Joplin, MO, Hlth Fac Rev Bonds (Freeman Hlth Sys), Ser 2011,		
5.500%, 2–15–31	$ 750	$ 788
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004,		
5.900%, 3–1–24	200	200
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2004A,		
5.250%, 12–1–19	65	66
MO Dev Fin Board, Infra Fac Rev Bonds (Independence, MO – Events Ctr Proj), Ser 2009A,		
6.625%, 4–1–33	580	580
Platte Cnty R-III Sch Dist Bldg Corp., Leasehold Rfdg and Impvt Rev Bonds, Ser 2008,		
5.000%, 3–1–28	340	358
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009,		
6.750%, 6–15–35	500	519
St. Louis Cnty, MO Indl Dev Auth, Sr Living Fac Rev Bonds (Friendship Vlg Sunset Hills), Ser 2012,		
5.000%, 9–1–32	1,120	1,153
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C,		
6.000%, 9–1–24 (C)	474	33
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007,		
6.850%, 4–1–29	230	240
The Indl Dev Auth of St. Joseph, MO, Spl Oblig Rev Bonds (St. Joseph Sewage Sys Impvt Proj), Ser 2007,		
4.375%, 4–1–18	100	108
The Indl Dev Auth of St. Louis, MO, Sr Living Fac Rev Bonds (Friendship Vlg of West Cnty), Ser 2007A,		
5.500%, 9–1–28	500	508
		5,682
Nevada – 0.9%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A,		
8.000%, 6–15–30	500	564

MUNICIPAL BONDS (Continued)	Principal	Value
Nevada (Continued)		
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008:		
6.000%, 12–1–16	$ 75	$ 84
6.250%, 12–1–17	270	309
6.500%, 12–1–18	290	342
		1,299
New Hampshire – 0.8%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	150	162
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4–1–38	500	575
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2008, 6.000%, 7–1–38	325	333
		1,070
New Jersey – 5.5%		
Casino Reinvestment Dev Auth, Hotel Room Fee Rev Bonds, Ser 2004 (Insured by AMBAC), 5.250%, 1–1–19	640	665
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC – Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	850	917
NJ Econ Dev Auth, Sch Fac Constr Bonds, Ser 2005O, 5.125%, 3–1–30	250	261
NJ Econ Dev Auth, Sch Fac Constr Notes, Ser 2012H, 0.960%, 2–1–17 (A)	2,000	2,020
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24	500	567
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1, 5.000%, 12–1–19	500	553
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds, Barnabas Hlth Issue, Ser 2011A, 5.625%, 7–1–37	500	529
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	500	528
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12–15–22	500	600

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey (Continued)		
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2003B-2, 5.000%, 12–15–16	$ 500	$ 558
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21	435	512
		7,710
New Mexico – 0.1%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D (Insured by GNMA/FNMA/FHLMC), 6.000%, 1–1–37	35	38
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7–1–30	65	66
		104
New York – 6.3%		
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowak Power Corp. Proj), Ser 1985A (Insured by AMBAC), 0.381%, 12–1–23 (A)	1,380	1,290
NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co. of NY, Inc. Proj) Sub Ser 1999A-1 (Insured by AMBAC), 0.070%, 5–1–34 (A)	2,000	1,711
NYC GO Bonds, Fiscal 2014 Ser G, 5.000%, 8–1–30	1,000	1,110
NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2009K, 4.950%, 11–1–39	415	427
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (B)	500	336
0.000%, 3–1–26 (B)	500	313
0.000%, 3–1–27 (B)	500	295
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Series 2013I, 5.000%, 5–1–29	400	450
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11–1–30	500	554

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A, 7.250%, 1–1–20	$ 80	$ 80
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	455	455
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12–15–31	1,500	1,707
		8,728
North Carolina – 1.1%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.000%, 1–1–19	235	259
NC Med Care Comsn, Hlth Care Fac Rev Rfdg Bonds (Univ Hlth Sys of Eastn Carolina), Ser 2008E-2, 6.000%, 12–1–36	500	519
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1–1–37 (B)	500	172
Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009, 6.000%, 6–1–34	500	548
		1,498
Ohio – 1.0%		
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30	500	542
OH Major New State Infra Proj Rev Bonds, Ser 2008-I, 6.000%, 6–15–17	395	457
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund) (Midwest Terminals Proj), Ser 2007C, 6.000%, 11–15–27	420	445
		1,444
Oklahoma – 0.9%		
Cleveland Cnty Justice Auth, Sales Tax Rev Bonds (Cleveland Cnty Detention Fac Proj), Ser 2009B, 5.750%, 3–1–29	110	113
Grand River Dam Auth, Rev Bonds, Ser 2008A (Insured by BHAC), 5.000%, 6–1–18	905	1,044

MUNICIPAL BONDS (Continued)

	Principal	Value
Oklahoma (Continued)		
Tulsa Pub Fac Auth, Assembly Ctr Lease Payment Rev Bonds, Rfdg Ser 1985, 6.600%, 7–1–14	$ 50	$ 51
		1,208
Oregon – 0.2%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A, 5.500%, 7–15–35	250	264
Pennsylvania – 4.4%		
Allegheny Cnty Arpt Auth, Arpt Rev Rfdg Bonds (Pittsburg Intl Arpt), Ser 2010A, 5.000%, 1–1–17	250	277
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 3.000%, 1–1–17	895	881
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A, 6.000%, 6–1–36	600	653
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	500	521
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10–1–26	500	546
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	750	807
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010B-2, 0.000%, 12–1–28 (B)	1,500	1,551
Philadelphia Auth Indl Dev Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12–15–31	400	418
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12–15–24	445	484
		6,138
Puerto Rico – 2.9%		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2007A, 5.500%, 7–1–21	500	418

MUNICIPAL BONDS (Continued)

	Principal	Value
Puerto Rico (Continued)		
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A, 5.500%, 7–1–39	$1,250	$ 940
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A (Sr Lien), 6.000%, 7–1–38	500	369
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	750	460
PR Elec Power Auth, Power Rev Bonds, Ser ZZ, 5.250%, 7–1–24	1,000	671
PR Elec Power Auth, Power Rev Rfdg Bonds, Ser DDD, 5.000%, 7–1–21	1,000	716
PR Pub Fin Corp. (Cmnwlth Approp Bonds), 2011 Ser B, 5.500%, 8–1–31	250	161
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–33 (B)	500	273
		4,008
Rhode Island – 0.4%		
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12–1–18	565	621
Tennessee – 0.4%		
The Hlth, Edu and Hsng Fac Board of Shelby, TN, Rev Bonds (Methodist Le Bonheur Hlthcare), Ser 2008C, 5.250%, 6–1–18	500	571
Texas – 10.7%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC), 5.000%, 8–15–18	300	340
Board of Regents, TX State Univ Sys, Rev Fin Sys Rev Bonds, Ser 2008, 5.250%, 3–15–19	355	409
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	500	613
Clifton Higher Edu Fin Corp., Edu Rev Bonds (IDEA Pub Sch), Ser 2011, 5.750%, 8–15–41	500	526
El Paso, TX (El Paso Cnty), Water and Sewer Rev Rfdg Bonds, Ser 2008C, 5.000%, 3–1–17	500	561

MUNICIPAL BONDS (Continued)

	Principal	Value
Texas (Continued)		
Harris Cnty Cultural Edu Fac Fin Corp., Med Fac Rev Rfdg Bonds (Baylor College of Medicine), Ser 2008D, 5.000%, 11–15–16	$ 200	$ 221
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–33	500	482
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.500%, 5–15–31	1,000	1,139
Houston, TX Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 7–1–32	500	526
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds (SIFMA Index Floating Rate Bonds), Ser 2012C, 0.660%, 5–15–34 (A)	500	502
Howard Cnty, TX GO Bonds, Ser 2008, 4.650%, 2–15–24	505	524
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A, 5.750%, 5–15–23	500	572
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 5.625%, 12–1–17	505	524
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008A, 6.000%, 1–1–25	500	563
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (B)	1,000	478
Prosper, TX (Collin Cnty), Combination Tax and Rev Cert of Oblig, Ser 2008, 5.500%, 2–15–20	500	566
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (NW Sr Hsng Corp. – Edgemere Proj), Ser 2006A, 6.000%, 11–15–36	500	510
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.625%, 11–15–27	250	254
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	325	369

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–16	$1,000	$ 1,094
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	500	559
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010, 7.500%, 6–30–33	750	872
TX Trans Comsn Cent TX Tpk Sys, First Tier Rev Rfdg Bonds, Ser 2012-B, 1.250%, 8–15–42 (A) . . .	2,500	2,513
		14,717
Utah – 0.5%		
Midvale, UT Muni Bldg Auth Lease Rev Bonds (City Hall Proj), Ser 2012:		
2.000%, 10–15–16	195	200
2.000%, 10–15–17	465	475
		675
Vermont – 0.0%		
VT Hsng Fin Agy, Sngl Fam Hsng Bonds, Ser 27 (Insured by AGM), 5.500%, 11–1–37	35	36
Virgin Islands – 1.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note-Cruzan Proj), Ser 2009A, 6.000%, 10–1–39	500	519
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note-Diageo Proj), Ser 2009A, 5.000%, 10–1–25	1,000	1,044
		1,563

MUNICIPAL BONDS (Continued)	Principal	Value
Virginia – 0.6%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29	$ 500	$ 573
VA Pub Bldg Auth, Pub Fac Rev Bonds, Ser 2008B, 5.250%, 8–1–22	250	285
		858
Washington – 0.7%		
WA Hlth Care Fac Auth, Rev Bonds (Swedish Hlth Svc), Ser 2009A, 6.500%, 11–15–33	500	519
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36	500	510
		1,029
West Virginia – 0.6%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.500%, 10–1–31	300	321
WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Oblig Group), Ser 2009C, 5.500%, 6–1–39	500	527
		848
Wisconsin – 1.2%		
Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12–1–19	1,000	1,149
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39	500	551
		1,700
Wyoming – 0.6%		
Hsng Auth of Cheyenne, Hsng Rev Bonds (Foxcrest II Proj), Ser 2004, 5.750%, 6–1–34	300	300

MUNICIPAL BONDS (Continued)	Principal	Value
Wyoming (Continued)		
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.250%, 1–1–23	$ 500	$ 560
		860
TOTAL MUNICIPAL BONDS – 94.6%		$131,576
(Cost: $125,421)		
SHORT-TERM SECURITIES		
Master Note – 1.4%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (D) . . .	1,933	1,933
Municipal Obligations – 2.8%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America N.A.), 0.050%, 4–1–14 (D) . . .	1,000	1,000
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), 0.050%, 4–7–14 (D) . . .	2,000	2,000
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank N.A.), 0.050%, 4–1–14 (D) . . .	900	900
		3,900
TOTAL SHORT-TERM SECURITIES – 4.2%		$ 5,833
(Cost: $5,833)		
TOTAL INVESTMENT SECURITIES – 98.8%		$137,409
(Cost: $131,254)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		1,689
NET ASSETS – 100.0%		$139,098

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014.

(B) Zero coupon bond.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$129,866	$ 1,711
Short-Term Securities	—	5,833	—
Total	$ —	$135,699	$ 1,711

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Municipal Bonds
Beginning Balance 4-1-13	$ 4,291
Net realized gain (loss)	108
Net change in unrealized appreciation (depreciation)	(49)
Purchases	—
Sales	(1,300)
Amortization/Accretion of premium/discount	—
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	(1,339)
Ending Balance 3-31-14	$ 1,711
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-14	$ (10)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended March 31, 2014.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Municipal Bonds	$1,711	Broker	Broker quotes

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BHAC = Berkshire Hathaway Assurance Corporation
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed
NPFGC = National Public Finance Guarantee Corp.
VA = Department of Veterans Affairs

See Accompanying Notes to Financial Statements.

Ivy Municipal High Income Fund



Michael J. Walls

Below, Michael J. Walls, portfolio manager of the Ivy Municipal High Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. He has managed the Fund since May 2009 and has 16 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2014

Ivy Municipal High Income Fund (Class A shares at net asset value)	–3.32%
Ivy Municipal High Income Fund (Class A shares including sales charges)	–7.39%
Benchmark(s) and/or Lipper Category	
Barclays Municipal High Yield Index	–1.87%
(reflects the performance of securities generally representing the municipal bond market)	
Lipper High Yield Municipal Debt Funds Universe Average	–2.00%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Redemption pressure

What had been strong inflows into high-yield municipal mutual funds for several years reversed in 2013, leading to the largest redemptions in sector history. According to Lipper, municipal bond funds had net outflows of $62.7 billion, with municipal high yield funds losing more than $10 billion. Outflows during this time caused the Fund to sell while the market was under pressure, hurting performance versus the benchmark.

With higher tax rates moving into 2014, we believe demand for high yield municipals will remain strong; however, we believe there will be headwinds in the months to come. Recent articles on Puerto Rico, bankruptcy issues in Detroit and investors' fears of higher interest rates have put pressure on municipal bond prices.

Overall, we expect supply in the municipal bond market to continue to remain below norms, with the majority of bond issuance originating as refinancing of current debt and not net new money. We expect to see little appetite for additional issuance as state revenues and economies continue to improve from a very difficult recession. Although we see choppy waters ahead for the next few months, we believe investors with patience have the potential to be rewarded.

Duration and credit management

Longer maturity high-yield municipal bonds underperformed their shorter maturity counter parts within the high-yield index. The five-year and 10-year securities managed slight positive returns, while the 20- and 30-year bonds were off approximately -2.85% and -3.90%, respectively.

While duration management is important for a bond fund, we believe credit selection is paramount when investing in a high-yield municipal bond fund. With the recent sell-off in the municipal bond market, we have begun looking both at the new issue and secondary market. For the first time in a while we have become very constructive on the high yield municipal space and are much more bullish moving forward. We are now seeing some cases where yields on municipal bonds are higher than yields on their taxable equivalents.

Looking ahead

With the significant selloff, which began in the last half of 2013, we are in the process of repositioning the Fund into a less defensive mode. We will continue to lengthen duration versus the high-yield index through aggressively, seeking deeply-discounted bonds that are priced to longer maturities. We will continue purchasing deals in the new issue and secondary market as opportunities present themselves.

In the near term, we believe the market will be volatile as investors review their portfolio mix between fixed income and equities. We believe investors will continue to search for tax-exempt yield due to higher tax rates which should continue to provide demand for municipal debt. Continued headline risk, namely Puerto Rico and Detroit, could cause short-term price volatility. We will continue to hold limited cash as we view current yields as extremely attractive. We will continue to maintain diversification across sectors and geographical regions.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed. The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy High Income Fund.

Ivy Municipal High Income Fund

Asset Allocation

Bonds	**95.1%**
Municipal Bonds	95.1%
Cash and Cash Equivalents	**4.9%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	104/129	80
3 Year	92/114	80

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**33.3%**
AA	1.3%
A	7.2%
BBB	24.8%
Non-Investment Grade	**61.8%**
BB	14.0%
B	4.7%
CCC	1.0%
Below CCC	0.1%
Non-rated	42.0%
Cash and Cash Equivalents	**4.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



Ivy Municipal High Income Fund, Class A Shares[1]	$14,389
Barclays Municipal High Yield Index	$16,095

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class I[4]	Class Y[5]
1-year period ended 3-31-14	-7.39%	-7.75%	-4.04%	-3.16%	-3.32%
5-year period ended 3-31-14	—	—	—	9.68%	—
10-year period ended 3-31-14	—	—	—	5.50%	—
Since inception of Class through 3-31-14[6]	7.76%	7.57%	7.91%	—	8.49%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)The Class Y shares of Waddell & Reed Advisors Municipal High Income Fund were reorganized as the Class I shares of Ivy Municipal High Income Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Municipal High Income Fund. If those expenses were reflected, performance shown would differ.

(5)The return shown for Class Y is hypothetical, because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(6)5-18-09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2014

MUNICIPAL BONDS	Principal	Value
Alabama – 0.8%		
AL 21st Century Auth, Tob Stlmt Rev Bonds, Ser 2012-A, 5.000%, 6–1–21	$ 1,000	$ 1,132
Fairfield, AL GO Warrants, Ser 2012, 6.000%, 6–1–37	8,485	8,606
		9,738
Alaska – 0.7%		
Northn Tob Securitzation Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6–1–46	11,500	8,024
Arizona – 4.0%		
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	7,500	8,647
Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A, 6.125%, 12–15–34	1,315	1,315
Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Sch – Pima Proj), Tax-Exempt Ser 2014A, 7.000%, 12–15–43	1,500	1,522
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12–1–27	2,390	2,502
6.250%, 12–1–42	2,150	2,208
6.250%, 12–1–46	1,000	1,025
Indl Dev Auth of Tucson, Edu Rev Bonds (Agribusiness and Equine Ctr Proj), Ser 2004A, 6.125%, 9–1–34	500	499
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3–1–42	3,500	3,818
La Paz Cnty, AZ, Indl Dev Auth, Indl Dev Rev Sr Lien, Imperial Rgnl Detention Fac Proj, 7.800%, 10–1–39	25,000	26,037
		47,573
California – 7.7%		
Adelanto Pub Auth, Fixed Rate Rfdg Rev Bonds (Util Sys Proj), Ser 2009A, 6.750%, 7–1–39	4,000	4,349

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Muni Fin Auth, Edu Fac Rev Bonds (Literacy First Proj), Ser 2010B, 6.000%, 9–1–30	$2,170	$2,247
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36	1,150	929
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39	1,505	1,701
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Taxable Ser 2009B, 8.000%, 10–1–22	400	448
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–42	1,200	1,087
CA Statewide Cmnty Dev Auth Rev Bonds (Lancer Plaza Proj), Ser 2013:		
5.625%, 11–1–33	1,400	1,360
5.875%, 11–1–43	1,890	1,840
CA Statewide Cmnty Dev Auth Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 6.625%, 11–15–24	2,490	2,780
CA Statewide Cmnty Dev Auth, Rev Bonds (Thomas Jefferson Sch of Law), Ser 2008 A:		
7.250%, 10–1–32	3,400	2,016
7.250%, 10–1–38	5,000	2,964
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	7,365	7,135
6.350%, 7–1–46	250	251
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southrn CA Presbyterian Homes), Ser 2009:		
7.000%, 11–15–29	2,000	2,248
7.250%, 11–15–41	6,000	6,707
CA Various Purp GO Bonds, 6.000%, 4–1–35	500	581
Cert of Part, Oro Grande Elem Sch Dist, Ser 2013, 5.125%, 9–15–42	2,760	2,771
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1, 5.125%, 6–1–47	2,220	1,648

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Inland Empire Tob Securitization Auth, Tob Stlmt Asset-Bkd Bonds (Inland Empire Tob Securitization Corp.), Ser 2007, 4.625%, 6–1–21	$ 4,260	$ 3,953
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.750%, 11–1–39	4,935	5,048
6.000%, 11–1–41	3,000	2,940
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds, 8.000%, 8–1–38	100	108
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011:		
8.000%, 12–1–26	1,400	1,688
8.000%, 12–1–31	9,400	11,075
San Jose, CA Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–34	2,500	2,637
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9–1–42	8,000	8,677
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6–1–37	17,395	13,286
		92,474
Colorado – 3.8%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10–1–40	8,910	9,140
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010, 6.125%, 10–1–40	5,000	5,285
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	85	94
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	230	252

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2014

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	$1,000	$ 1,033
CO High Performance Trans Enterprise, U.S. 36 and I-25 Managed Lanes Sr Rev Bonds, Ser 2014, 5.750%, 1–1–44	3,250	3,276
CO Hlth Fac Auth Rev Bonds (CO Sr Residences Proj), Ser 2012:		
6.750%, 6–1–32	2,610	2,646
7.125%, 6–1–47	3,000	3,071
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11–15–40	1,250	1,324
Kremmling Mem Hosp Dist Proj, Ser 2010, 7.125%, 12–1–45	4,345	3,742
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37	3,500	3,623
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	3,000	3,315
Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, GO Ltd. Tax Bonds, Ser 2006, 5.750%, 12–1–36	4,204	3,425
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd. Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	3,717	3,388
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd. Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	1,516	1,520
		45,134
Connecticut – 0.6%		
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	2,000	2,250
Stamford, CT Spl Oblig Rev Bonds (Mill River Corridor Proj), Ser 2011A, 7.000%, 4–1–41	5,000	5,245
		7,495
Delaware – 0.6%		
DE Econ Dev Auth, Exempt Fac Rev Bonds (Indian River Power LLC Proj), Ser 2010, 5.375%, 10–1–45	$7,000	$7,094
District Of Columbia – 0.1%		
Metro WA Arpts Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 0.000%, 10–1–44 (A)	1,000	840
Florida – 3.6%		
Alachua County, FL, Hlth Fac Auth Rev Bonds (EastRidge Ret Village, Inc.), Ser 2014:		
6.000%, 11–15–34	1,000	1,004
6.250%, 11–15–44	1,000	1,006
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	710	713
6.750%, 11–1–39	1,490	1,495
Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011, 7.750%, 1–1–41	5,685	5,800
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A:		
6.000%, 9–15–40	4,000	3,846
6.125%, 6–15–43	5,500	5,011
FL Dev Fin Corp., Taxable Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2012B, 7.500%, 6–15–18	1,600	1,593
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at HealthPark FL, Inc. Proj), Ser 2012, 6.500%, 10–1–47	6,000	6,220
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–25	1,000	1,099
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–40	4,800	5,440
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	4,200	4,788
Osceola Cnty, Expressway Sys Rev Bonds (Poinciana Prkwy Proj), Ser 2014A, 5.375%, 10–1–47 (B)	2,000	1,992
Florida (Continued)		
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 6.000%, 8–1–45	$3,000	$ 3,161
		43,168
Guam – 0.9%		
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, 6.625%, 12–1–30	1,400	1,443
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A, 6.875%, 12–1–40	3,500	3,615
Govt of GU, GO Bonds, Ser 2009A:		
5.750%, 11–15–14	15	15
7.000%, 11–15–39	5,000	5,306
		10,379
Hawaii – 0.7%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A:		
8.750%, 11–15–29	1,450	1,647
9.000%, 11–15–44	4,200	4,754
Kaua'I Cmnty Fac Dist No. 2008-1 (Kukul'ula Dev Proj), Spl Tax Rev Bonds, Ser 2012, 5.750%, 5–15–42	2,000	1,970
		8,371
Idaho – 0.1%		
ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A:		
6.250%, 7–1–40	1,000	1,007
6.250%, 7–1–45	550	551
		1,558
Illinois – 9.4%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5–1–36	4,160	4,068
Cert of Part, Metra Market of Chicago LLC Redev Proj, Ser A, 6.870%, 2–15–24	1,300	1,342
Chicago Midway Arpt, Second Lien Rev Rfdg Bonds, Ser 2013B, 5.000%, 1–1–35	3,000	3,117
Chicago Multi-Fam Hsng Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12–1–43	6,000	5,279

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2014

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A, 5.750%, 1–1–39	$ 1,000	$ 1,084
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	305	318
IL Fin Auth Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.625%, 5–15–42	4,500	4,205
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–44	10,000	10,271
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A, 8.000%, 5–15–40	15,000	15,787
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A, 8.000%, 5–15–46	6,500	6,825
IL Fin Auth, Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.500%, 10–15–40	10,500	10,510
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	7,000	7,735
IL Fin Auth, Rev Bonds (Three Crowns Park Proj), Ser 2006A:		
5.875%, 2–15–26	1,000	1,009
5.875%, 2–15–38	3,000	2,950
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32	500	524
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3–1–32	1,500	1,550
SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Belleville-Carlyle/Green Mount Redev Proj), Ser 2011A, 7.000%, 7–1–41	6,000	6,212
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–22	1,710	2,083
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	390	424

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3–1–23	$ 5,690	$ 5,894
Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010:		
7.250%, 11–15–40	1,100	1,133
7.375%, 11–15–45	1,500	1,545
Upper IL River Vly Dev Auth Multi-Fam Hsng Rev Bonds (Deer Park of Huntley Proj), Ser 2012, 6.500%, 12–1–32	4,935	4,769
Vlg of East Dundee, Kane and Cook Cnty, IL, Ltd. Oblig Tax Incr Rev Bonds (Route 25 South Redev Proj), Ser 2012, 5.625%, 12–1–31	1,505	1,379
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–29 (A)	1,840	1,494
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10–1–36	10,145	10,830
		112,337
Indiana – 3.1%		
City of Carmel, IN, Rev Bonds, Ser 2012A:		
7.000%, 11–15–27	1,550	1,642
7.000%, 11–15–32	2,000	2,084
7.125%, 11–15–42	7,500	7,784
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	10	10
Hendricks Cnty Redev Dist, Tax Incr Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23	200	205
IN Fin Auth, Midwestrn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A, 5.000%, 6–1–39	10,000	9,957
Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27	3,170	3,460
Terre Haute, IN Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8–1–39	5,000	4,615

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana (Continued)		
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30	$ 1,880	$ 1,974
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Standard Avenue Proj), Ser 2006, 5.350%, 1–15–27	3,850	3,880
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1–15–32	1,400	1,486
		37,097
Iowa – 0.3%		
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11–15–37	3,000	3,056
Kansas – 0.5%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	500	537
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2009, 6.000%, 9–1–30 (C)	1,000	1,003
Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj) Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37	4,000	4,048
		5,588
Kentucky – 2.2%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	12,000	12,843
6.500%, 3–1–45	6,000	6,446
KY Pub Trans Infra Auth, First Tier Toll Rev Bonds, Ser 2013A, 5.750%, 7–1–49	5,000	5,288
Murray, KY, Hosp Fac Rev Bonds (Murray-Calloway Cnty Pub Hosp Corp. Proj), Ser 2010, 6.375%, 8–1–40	2,000	2,140
		26,717
Louisiana – 0.7%		
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7–1–39	6,000	6,152

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2014

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana (Continued)		
LA Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Rfdg Bonds, Ser 2013A, 5.250%, 5–15–35	$ 1,000	$ 1,040
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	745	832
		8,024
Maine – 0.2%		
ME Hlth and Higher Edu Fac Auth, Rev Bonds (Eastn ME Med Ctr Oblig Group Issue), Ser 2013, 5.000%, 7–1–43	2,000	2,011
Portland, ME, Gen Arpt Rev Bonds, Ser 2010, 5.000%, 1–1–30	500	532
		2,543
Maryland – 0.4%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	500	518
MD Econ Dev Corp., Port Fac Rfdg Rev Bonds (CNX Marine Terminals, Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9–1–25	4,350	4,625
		5,143
Massachusetts – 2.2%		
MA Port Auth, Spl Fac Rev Bonds (Delta Air Lines, Inc., Proj), Ser 2001B (Auction Rate Sec) (Insured by AMBAC), 0.086%, 1–1–31 (C)	35,000	26,775
Michigan – 6.7%		
Detroit, MI, GO Bonds, Ser 2004-A (1) (Insured by AMBAC), 5.250%, 4–1–23 (D)	1,420	1,233
Econ Dev Corp. of Oakland Cnty, Ltd. Oblig Rev Rfdg Bonds (The Roman Catholic Archdiocese of Detroit), Ser 2011, 6.500%, 12–1–20	6,425	6,742
Flint Hosp Bldg Auth, Bldg Auth Rev Rental Bonds (Hurley Med Ctr), Ser 2010:		
7.375%, 7–1–35	1,600	1,703
7.500%, 7–1–39	2,500	2,668

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
Kent Hosp Fin Auth Rev Bonds (Metro Hosp Proj), Ser 2005A, 6.250%, 7–1–40	$15,500	$16,177
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10–1–31	1,000	993
7.450%, 10–1–41	2,000	2,000
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A, 6.125%, 9–1–40	4,535	4,327
MI Fin Auth, Rev Bonds (Sch Dist of Detroit), Ser 2012, 5.000%, 6–1–20	1,425	1,568
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45	13,000	13,235
MI Fin Auth, State Aid Rev Notes (Sch Dist of Detroit), Ser 2001A-1, 8.000%, 10–1–30	2,480	2,478
MI Pub Edu Fac Auth, Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2005A, 5.875%, 12–1–30	1,720	1,582
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Backed Bonds, Ser 2008A, 6.875%, 6–1–42	16,500	15,442
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Sr Current Int Bonds, Ser 2007A, 5.125%, 6–1–22	4,430	3,815
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V:		
8.000%, 9–1–29	55	67
8.250%, 9–1–39	4,750	5,774
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, 6.000%, 8–1–39	150	161
		79,965
Minnesota – 0.4%		
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008B, 6.500%, 11–15–38	4,350	5,059

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri – 3.2%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5–1–28	$ 530	$ 578
Belton, MO Tax Incr Rev Bonds (Belton Marketplace Redev Proj), Ser 2012, 6.375%, 12–1–29	1,895	1,812
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004:		
6.000%, 3–1–19	2,610	2,614
6.250%, 3–1–24	1,100	1,101
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2006, 5.625%, 3–1–25	520	520
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36	200	160
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10–1–21	250	231
5.400%, 10–1–26	385	323
5.500%, 10–1–31	425	339
5.550%, 10–1–36	325	249
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11–1–23	2,360	2,363
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
6.000%, 4–1–18 (D)	1,170	812
7.000%, 4–1–28 (D)	535	372
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9–1–35	1,000	995
Lee's Summit, MO, Tax Incr Rev Bonds (Summit Fair Proj) Ser 2011, 7.250%, 4–1–30	5,000	5,088
Meadows Trans Dev Dist (Lake Saint Louis, MO), Ser 2010, 5.400%, 5–1–35	1,145	1,180
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11–1–27	225	216

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2014

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
St. Louis Cnty, MO, Rev Notes (Lambert Arpt Eastn Perimeter Redev Proj-RPA1), Sr Ser B, 9.000%, 11–1–31	$7,975	$ 8,185
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7–15–36 (A)	750	244
0.000%, 7–15–37 (A)	1,500	462
Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A, 8.000%, 4–1–33 (D)	3,950	1,897
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3–1–27	100	99
The Indl Dev Auth of Bridgeton, MO, Sales Tax Rev Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A, 5.875%, 11–1–35	250	206
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	1,275	1,285
6.500%, 1–1–35	3,000	3,013
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3–1–29	1,000	955
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010–C, 6.000%, 9–1–24 (D)	1,895	132
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	220	230
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8–15–32	3,000	3,003
		38,664
Nebraska – 0.7%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9–1–37	$ 5,000	$ 5,229
5.000%, 9–1–42	3,000	3,053
		8,282
Nevada – 0.2%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	1,500	1,692
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–38	265	310
		2,002
New Hampshire – 0.2%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	2,300	2,478
New Jersey – 0.9%		
NJ Econ Dev Auth, Cigarette Tax Rev Rfdg Bonds, Ser 2012:		
5.000%, 6–15–26	1,000	1,070
5.000%, 6–15–28	1,000	1,057
5.000%, 6–15–29	500	524
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 2000A, 5.625%, 11–15–30	2,500	2,540
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B:		
7.125%, 12–1–23	850	1,090
7.500%, 12–1–32	450	585
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A, 5.000%, 6–1–41	5,000	3,791
		10,657
New York – 2.2%		
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A (Insured by AGM), 5.000%, 10–1–22	1,000	1,124
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A:		
6.500%, 1–1–27	6,750	3,578
6.700%, 1–1–43	13,000	6,892
New York (Continued)		
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007C, 10.000%, 1–1–28 (C)	$ 8,715	$ 4,358
The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1–1–46	11,500	10,348
		26,300
North Carolina – 0.1%		
NC Med Care Comsn, Ret Fac First Mtg Rev Bonds (Galloway Ridge Proj), Ser 2010A, 6.000%, 1–1–39	1,520	1,541
Ohio – 2.2%		
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Garfield Heights Proj), Ser 2004D, 5.250%, 5–15–23	1,145	1,101
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Flats East Dev Proj), Ser 2010B, 7.000%, 5–15–40	2,600	2,812
Cnty of Muskingum, OH, Hosp Fac Rev Bonds (Genesis HlthCare Sys Oblig Group Proj), Ser 2013, 5.000%, 2–15–48	8,000	6,333
Columbus-Franklin Cnty Fin Auth, Dev Rev Bonds (Cent OH Rgnl Bond Fund), (One Neighborhood Proj), Ser 2010A, 6.500%, 11–15–39	1,225	1,232
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	500	565
OH Higher Edu Fac Rev Bonds (Ashland Univ 2010 Proj), 6.250%, 9–1–24	890	793
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11–15–40	500	534
SE OH Port Auth, Hosp Fac Rev Rfdg and Impvt Bonds (Mem Hlth Sys of OH), Ser 2012, 6.000%, 12–1–42	3,750	3,650

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio (Continued)		
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Sch for the Arts Proj), Ser 2007B, 5.500%, 5–15–28	$ 840	$ 883
Toledo-Lucas Cnty Port Auth, Spl Assmt Rev Bonds (Crocker Park Pub Impvt Proj), Ser 2003, 5.375%, 12–1–35	9,000	8,959
		26,862
Oklahoma – 0.8%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11–15–25	2,000	2,024
6.000%, 11–15–38	7,495	7,495
		9,519
Oregon – 1.0%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1–1–38	1,240	1,476
Hosp Fac Auth of Salem, OR, Rev Rfdg Bonds (Cap Manor, Inc.), Ser 2012, 6.000%, 5–15–42	1,900	1,950
OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A:		
6.125%, 9–1–30	1,040	1,079
6.375%, 9–1–40	1,750	1,832
Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7–1–30	5,180	5,767
		12,104
Pennsylvania – 5.1%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	200	229
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010, 6.125%, 1–1–45	5,000	5,107
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40	18,500	15,931

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ of PA), Ser 2010, 6.000%, 7–1–43	$ 2,530	$ 2,557
PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Ppty, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010, 6.000%, 7–1–21	1,000	1,114
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 0.000%, 12–1–38 (C)	19,000	18,646
Philadelphia Auth Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010, 6.375%, 11–15–40	1,000	1,021
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011:		
7.150%, 12–15–36	6,000	6,170
7.625%, 12–15–41	6,925	7,278
Philadelphia Auth Indl Dev, Rev Bonds (New Foundations Charter Sch Proj), Ser 2012, 6.625%, 12–15–41	2,000	2,066
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser, 5.250%, 8–1–40	1,250	1,366
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992, 7.300%, 7–1–12 (D)	70	21
		61,506
Puerto Rico – 6.3%		
Cmnwlth of PR, GO Bonds of 2014, Ser A, 8.000%, 7–1–35	11,000	10,294
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2011C, 6.500%, 7–1–40	3,000	2,459
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A:		
5.750%, 7–1–28	3,000	2,447
5.500%, 7–1–39	5,000	3,756
PR Aqueduct and Sewer Auth, Rev Bonds, Ser 2012A (Sr Lien), 5.250%, 7–1–24	9,000	6,730

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico (Continued)		
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 6.000%, 7–1–47	$12,000	$ 8,611
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX:		
5.750%, 7–1–36	2,415	1,482
5.250%, 7–1–40	5,270	3,161
PR Elec Power Auth, Power Rev Bonds, Ser 2012A, 5.000%, 7–1–42	10,000	5,969
PR Elec Power Auth, Power Rev Bonds, Ser 2013A:		
7.000%, 7–1–40	1,000	701
7.000%, 7–1–43	14,000	9,820
PR Pub Bldg Auth, Govt Fac Rev Rfdg Bonds, Ser U, 5.250%, 7–1–42	8,755	6,051
PR Pub Fin Corp. (Cmnwlth Approp Bonds), 2011 Ser B:		
6.000%, 8–1–25	5,025	3,685
6.000%, 8–1–26	1,000	721
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39	5,500	4,730
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, FirstSub Ser 2010A, 5.375%, 8–1–39	5,000	3,834
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, FirstSub Ser 2010C, 6.500%, 8–1–35	1,000	877
		75,328
South Carolina – 0.4%		
Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C, 5.750%, 1–1–34	1,550	1,730
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A:		
6.000%, 4–1–30	1,510	1,683
6.500%, 4–1–42	750	845
		4,258
Tennessee – 0.8%		
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2006A, 5.500%, 7–1–36	8,515	8,766
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A, 6.500%, 7–1–38	500	561
		9,327

MUNICIPAL BONDS (Continued)

	Principal	Value
Texas – 15.4%		
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	$ 3,250	$ 3,478
Cap Area Cultural Ed Fac Fin Corp., Rev Bds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4–1–45	3,150	3,407
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33	500	617
Cent TX Rgnl Mobil Auth, Sub Lien Rev Rfdg Bonds, Series 2013, 5.000%, 1–1–33	6,000	5,943
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (A)	500	142
0.000%, 1–1–40 (A)	500	110
Cent TX Rgnl Mobility Auth, Sub Lien Rev Rfdg Bonds, Ser 2013, 5.000%, 1–1–42	3,000	2,861
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11–1–45	8,000	8,069
Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A, 5.500%, 4–1–53	10,000	10,249
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A:		
8.625%, 9–1–29	125	133
9.000%, 9–1–38	1,250	1,325
Harris Cnty Cultural Edu Fac Fin Corp., Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8–15–28	500	526
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
6.000%, 2–15–33	2,000	1,930
6.000%, 2–15–38	250	236
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.875%, 5–15–41	3,800	4,397
Houston, TX Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B:		
5.000%, 7–1–25	1,000	1,114
5.000%, 7–1–26	2,680	2,961

MUNICIPAL BONDS (Continued)

	Principal	Value
Texas (Continued)		
La Vernia Higher Edu Fin Corp. (KIPP, Inc.), Ser 2009A, 6.375%, 8–15–44	$ 2,000	$ 2,211
La Vernia Higher Edu Fin Corp. (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8–15–38	2,520	2,923
Lubbock Hlth Fac Dev Corp., First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A:		
6.500%, 7–1–26	1,500	1,550
6.625%, 7–1–36	7,000	7,158
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 6.875%, 12–1–24	2,540	2,639
North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C, 0.000%, 9–1–43 (A)	8,500	6,364
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8–15–29	350	379
6.500%, 8–15–39	200	218
Red River Hlth Fac Dev Corp., First Mtg Rev Bonds (Eden Home, Inc. Proj), Ser 2012:		
7.000%, 12–15–32	6,200	6,250
7.250%, 12–15–42	3,800	3,823
Sanger, TX, Indl Dev Corp., Indl Dev Rev Bonds (TX Pellets Proj), Ser 2012B, 8.000%, 7–1–38	5,000	5,185
Tarrant Cnty Cultural Edu Fac Fin Corp., Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A, 7.750%, 6–1–39	155	168
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (NW Sr Hsng Corp. – Edgemere Proj), Ser 2006A:		
6.000%, 11–15–26	2,035	2,106
6.000%, 11–15–36	6,615	6,754
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007:		
5.500%, 11–15–22	3,000	3,081
5.750%, 11–15–37	11,840	11,885

MUNICIPAL BONDS (Continued)

	Principal	Value
Texas (Continued)		
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.625%, 11–15–27	$ 250	$ 254
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.000%, 11–15–29	2,500	2,414
8.125%, 11–15–39	5,000	4,730
Travis Cnty Hlth Fac Dev Corp., Ret Fac Rev Bonds (Querencia at Barton Creek Proj), Ser 2005A, 5.100%, 11–15–15	400	412
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–32	3,000	3,025
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	12,975	14,509
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–32	2,000	2,329
7.500%, 6–30–33	2,700	3,140
7.000%, 6–30–40	13,430	15,270
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	10,000	10,902
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2–15–40	2,000	2,164
TX Trans Comsn Cent TX Tpk Sys, First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8–15–41	10,000	10,126
Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, 8.000%, 8–15–34	5,000	5,784
		185,251
Utah – 0.4%		
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7–15–40	2,160	2,053

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2014

MUNICIPAL BONDS (Continued)	Principal	Value
Utah (Continued)		
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7–15–30	$1,015	$ 1,055
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, 7.000%, 7–15–45	2,100	2,234
		5,342
Virgin Islands – 0.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 6.625%, 10–1–29	935	1,025
Virginia – 2.2%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A:		
6.000%, 6–1–43	3,039	2,577
2.000%, 10–1–48	983	16
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7–1–38	470	554
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C:		
7.250%, 7–1–19	740	816
7.500%, 7–1–29	25	29
Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds Ser 2011A, 6.875%, 3–1–36	4,300	4,838
Norfolk Redev and Hsng Auth, First Mtg Rev Bonds (Fort Norfolk Ret Cmnty, Inc. – Harbor's Edge Proj), Ser 2004A, 6.125%, 1–1–35	1,000	1,000
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 L.P. – Sussex Apt Proj), Ser 1996, 8.000%, 9–1–26	435	435
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012:		
6.000%, 1–1–37	8,000	8,513
5.500%, 1–1–42	7,500	7,704
		26,482

MUNICIPAL BONDS (Continued)	Principal	Value
Washington – 1.6%		
Indl Dev Corp of the Port of Seattle, spl Fac Rev Rfdg Bonds (Delta Air Lines, Inc. Proj), Ser 2012, 5.000%, 4–1–30	$4,000	$ 3,725
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12–1–21	2,100	2,308
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009:		
6.250%, 7–1–24	795	882
7.000%, 7–1–31	1,680	1,882
7.000%, 7–1–39	2,000	2,224
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3–1–38	250	302
WA State Hsng Fin Comsn (Rockwood Ret Cmnty Proj), Nonprofit Hsng Rev and Rfdg Rev Bonds, Ser 2014A, 7.500%, 1–1–49	8,000	8,160
		19,483
West Virginia – 0.4%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.750%, 10–1–37	4,000	4,333
Wisconsin – 1.2%		
Pub Fin Auth Sr Arpt Fac Rev and Rfdg Bonds (Trlps Obligated Group), Ser 2012B, 5.000%, 7–1–42	5,000	4,610
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	1,220	1,317
6.125%, 6–1–39	250	268
WI Hlth and Edu Fac Auth, Rev Bonds (Saint John's Cmnty, Inc.), Ser 2009:		
7.250%, 9–15–29	2,180	2,384
7.625%, 9–15–39	5,500	6,084
		14,663
TOTAL MUNICIPAL BONDS – 95.1%		**$1,139,559**
(Cost: $1,159,326)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 1.3%		
Ecolab, Inc., 0.200%, 4–25–14 (E)	$1,603	$ 1,603
Enbridge, Inc., 0.250%, 4–1–14 (E)	7,000	7,000
Kroger Co. (The), 0.190%, 4–1–14 (E)	2,661	2,661
Wisconsin Electric Power Co., 0.100%, 4–3–14 (E)	5,000	5,000
		16,264
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (F)	3,397	3,397
Municipal Obligations – 1.5%		
CA Infra and Econ Dev Bank, Var Rate Dnd Rfdg Rev Bds (LA Cnty Mus of Nat Hist Fndtn), Ser 2008A (GTD by Wells Fargo Bank N.A.), 0.070%, 4–1–14 (F)	3,000	3,000
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.080%, 4–7–14 (F)	4,000	4,000
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.060%, 4–7–14 (F)	6,000	6,000
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.), 0.070%, 4–7–14 (F)	5,000	5,000
		18,000
TOTAL SHORT-TERM SECURITIES – 3.1%		**$ 37,661**
(Cost: $37,661)		
TOTAL INVESTMENT SECURITIES – 98.2%		**$1,177,220**
(Cost: $1,196,987)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.8%		**20,444**
NET ASSETS – 100.0%		**$1,197,664**

Notes to Schedule of Investments

(A) Zero coupon bond.

(B) Purchased on a when-issued basis with settlement subsequent to March 31, 2014.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Rate shown is the yield to maturity at March 31, 2014.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$1,112,784	$ 26,775
Short-Term Securities	—	37,661	—
Total	$ —	$1,150,445	$ 26,775

There were no transfers between any levels during the period ended March 31, 2014.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Municipal Bonds
Beginning Balance 4-1-13	$ 97,173
Net realized gain (loss)	(3)
Net change in unrealized appreciation (depreciation)	(4,002)
Purchases	—
Sales	(66,393)
Amortization/Accretion of premium/discount	—
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	—
Ending Balance 3-31-14	$ 26,775
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-14	$ (2,981)

Information about Level 3 fair value measurements:

	Fair Value at 3-31-14	Valuation Technique(s)	Unobservable Input(s)
Assets			
Municipal Bonds	$26,775	Broker	Broker quotes

The following acronyms are used throughout this schedule:

AMBAC = American Municipal Bond Assurance Corp.
AGM = Assured Guaranty Municipal
GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Timothy J. Miller

Below, Timothy Miller, CFA, portfolio manager of the Ivy Small Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. He has managed the Fund since 2010 and has 35 years of investment experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Small Cap Growth Fund (Class A shares at new asset value)	24.27%
Ivy Small Cap Growth Fund (Class A shares including sales charges)	17.10%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of small-company growth stocks)	27.19%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	26.80%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Small-cap stocks had a banner year. The Russell 2000 Growth Index gained 27.19%, ahead of the broader Russell 2000 Index and the mid-cap and large-cap growth indexes. Small-cap stocks tend to perform well in an environment of improving economic conditions and an accommodative Federal Reserve. These conditions existed for most of the year in spite of the distorted economic data due to unusually harsh weather. The stocks staged a fairly steady progression upward throughout the year, with the first sharp correction in late January 2014, followed by a new high in early March. Another correction ensued through the end of the fiscal year. On a two-year basis, the small-cap growth index had generated over a 50% total return through early March 2014, so a correction is not surprising. Unsustainable gains were also evident in some of the industry groups within the index, particularly the biotech and small-cap pharmaceutical groups. Lastly, the initial public offering (IPO) market was in full swing with some IPOs posting extraordinary one-day gains.

Index returns were led by health care, technology and consumer staples and by a number of industries within industrials. A few industry stand-outs bear mention as they were in the hyper-growth areas of health care and technology. Biotechs and small-cap pharmaceuticals were spectacular winners for the year. The index contains more than 100 companies in the biotech field and the market's enthusiasm for the group is driven off the enormous market potential that exists with successful drug development. Spurred by the commercial success of some products, acquisitions by the large pharmaceutical companies, and the valuation benefit of low interest rates, the stocks were up for the year as a group, with dozens of stocks more than doubling over the 12-month fiscal period. In technology, a number of groups performed well, particularly the software industry and those companies selling software-as-a-service (SAAS). The penetration of SAAS in the enterprise market continues to spread to most elements of running a business, including sales force automation, enterprise resource planning, human resource management, payroll, marketing and information technology. The economics of the product are attractive to the buyer who doesn't need to invest in hardware, data centers, security, etc., as all of those items are hosted by the SAAS provider. SAAS stocks were on a tear over the past 12 months with multiple names gaining more than triple digits. Security software stocks were another hot group for the year.

The Fund underperformed the benchmark for the year ended March 31, 2014. This underperformance came from the cash position held by the Fund. In terms of attribution, the Fund outperformed in the financials, energy, consumer discretionary and materials sectors. Underperformance in the hot technology sector also prevented the Fund from exceeding the benchmark for the year. In health care, the other hot sector, the Fund managed to perform in-line with the benchmark with the assistance of gains from our biotech total return swap. Industrials and consumer staples were modest laggards for the fiscal year.

The Fund's health care sector strategy is unique given the circumstances of all of the biotech stocks mentioned above. The Fund's individual stock positions are supplemented with a total return swap, which tracks the performance of the biotech/pharmaceutical components of the index in a custom exchange-traded fund (ETF)-like form. The swap allows the Fund to gain exposure to the group of stocks without direct ownership. The Fund's individual stock winners for the year included Incyte Corp., a biotech company with an FDA-approved drug, as well as a couple of health care technology companies, DexCom, Inc. and Cepheid. In all three cases, we find companies with proprietary products whose market opportunity continues to grow at a significant pace. This characteristic of finding companies that we believe possess strong, defensible market share that are pursuing fast-growing opportunities is a core strategic directive of the Fund.

Financials have been another strategic theme for the Fund over the past fiscal year, with particular focus on faster-growing banks, capital market players and specialty finance companies. Performance from this sector significantly exceeded the benchmark for the year, with the largest contribution coming from banks. The winning strategy for banks that are owned in the Fund was based on our view of a company that could grow via a dominant position in a core competency. With a sufficiently favorable macro backdrop, the following bank stocks performed well last year: SVB Financial Group, Bank of the Ozarks, Inc., and Signature Bank (no longer a holding). SVB Financial specializes in financing emerging growth and middle-market companies in the technology and life sciences industries. Bank of the Ozarks is a commercial real-estate focused lender in the southeast, and Signature Bank is a middle-market lender consistently gaining share in the large northeastern U.S. marketplace. Bank stocks performed well in spite of the margin pressure emanating from historically low interest rates. If interest rates rise over the next year, we believe all of the bank stocks in the portfolio could experience substantial operating leverage, which should provide another boost to their robust earnings growth. The capital markets stocks in the portfolio that outperformed included Affiliated Managers Group, Inc., and Financial Engines, Inc. WisdomTree Investment, Inc. was a laggard mainly due to concern over the correction in emerging markets and its impact on the company's products.

The Fund's energy investments significantly outperformed for the year. The strategy of the Fund is primarily focused in two areas. The first is equipment and services companies that are profiting from a surge in capital spending for mid-stream and downstream assets expansion. As U.S. oil production continues to grow rapidly due to the success of shale development, the inevitable bottleneck in transportation and processing the crude is leading to an extended cycle of spending to upgrade and expand these facilities. Fund holdings Matrix Service Company, Primoris Services Corp., Graham Corp., Powell Industries, Inc., and Team, Inc. are all beneficiaries of this trend. Matrix and Primoris were the largest contributors to the Fund from this group over the period.

The second area of focus is the exploration and production group, with particular emphasis on the best-positioned and fastest-growing explorers in the most prolific shale plays. The Fund's strategy migrated from companies in the Utica, Niobrara and Bakken plays to the Permian Basin. Successful investments in Oasis Petroleum LLC and Bonanza Creek Energy, Inc. (both no longer holdings) were harvested for new investments in Permian companies such as Athlon Energy, Inc., Laredo Petroleum Holdings, Inc., (no longer a holding) and RSP Permian, Inc. Oil exploration and production out of the Permian is growing rapidly and we are particularly attracted to the multiple-target zones available to the companies in this play.

Consumer stock performance was a mixed bag. The Fund outperformed in the larger consumer discretionary sector but lagged slightly in consumer staples. The former was led by continued success with the leading automotive retailers, Lithia Motors, Inc., and Asbury Automotive Group, Inc., as well as Kate Spade & Company (previously known as Fifth & Pacific Co., Inc.) in the retail space and a number of emerging-growth restaurants such as Chuy's Holdings Inc., Del Frisco's Restaurant Group and Sonic Corp. On the lagging end, Vail Resorts, Inc. stock came under some pressure late in the fiscal year as earnings growth expectations were dampened by the drought in California/Nevada, which impacted Lake Tahoe results. The company's resilient model and healthy cash flow, however, led to a doubling of the dividend near the end of the year.

Technology was the principal drag in performance relative to the benchmark and was a reason the Fund underperformed during the fiscal year. The Fund was overweight the sector, but was hurt by poor performance from the communications equipment and semiconductor industries group and a few software stocks. In communications equipment, the spending cycle for optical components and networking equipment did not materialize at the pace expected. While some positions in the Fund, such as Finisar Corp., performed very well, there were too many disappointments led by Aruba Networks, Inc., Ixia (no longer a holding), and JDS Uniphase Corp. Some of these positions have been sold or scaled back. The semiconductor industry was also affected by sluggish telecommunications capital spending and this particularly impacted Semtech Corp (no longer a holding). Semtech had been a core long-term winner in the Fund, but earnings growth disappointed in calendar year 2013 and the stock suffered. In the software industry, Infolox Inc. (no longer a holding), and Qlik Technologies Inc. slightly offset a few spectacular winners in the Fund, which included Demandware, Inc., Tyler Technologies, Inc., and Ultimate Software Group, Inc. (The).

Outlook

The quarter-end correction has helped to peel off some of the excess valuation overlaying small-cap stocks. We believe the direction over the next 12 months will be affected by the magnitude of the domestic economic recovery and its attendant impact on interest rates. We believe the Fund is positioned to benefit from a healthy economy and even rising interest rates. We think also earnings growth should be strongest from technology, industrials, consumer staples and consumer discretionary.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Growth Fund's performance.

Asset Allocation

Stocks	96.7%
Information Technology	25.4%
Industrials	23.8%
Consumer Discretionary	16.4%
Financials	11.8%
Health Care	10.5%
Energy	5.4%
Consumer Staples	3.4%
Cash and Cash Equivalents	**3.3%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	337/520	65
3 Year	299/462	65
5 Year	178/408	44
10 Year	30/275	11

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
SVB Financial Group	Financials
Westinghouse Air Brake Technologies Corp.	Industrials
Ultimate Software Group, Inc. (The)	Information Technology
Matrix Service Co.	Energy
Demandware, Inc.	Information Technology
Cepheid	Health Care
Portfolio Recovery Associates, Inc.	Industrials
Bank of the Ozarks, Inc.	Financials
Vail Resorts, Inc.	Consumer Discretionary
DexCom, Inc.	Health Care

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



	Ivy Small Cap Growth Fund, Class A Shares(1)	$25,048
	Russell 2000 Growth Index	$23,383

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B(3)	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-14	17.10%	19.14%	23.43%	17.01%	24.78%	23.99%	24.45%
5-year period ended 3-31-14	23.63%	23.75%	24.26%	23.58%	25.66%	24.94%	25.34%
10-year period ended 3-31-14	9.62%	9.18%	9.53%	—	—	—	10.51%
Since inception of Class through 3-31-14(4)	—	—	—	8.91%	10.73%	9.44%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) 4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Small Cap Growth Fund (in thousands)

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 1.4%		
Hub Group, Inc. (A)	421	$16,816
Apparel Retail – 3.1%		
AnnTaylor Stores Corp. (A)	352	14,597
Francesca's Holdings Corp. (A)	304	5,516
Stage Stores, Inc.	357	8,736
Zumiez, Inc. (A)	338	8,193
		37,042
Apparel, Accessories & Luxury Goods – 1.5%		
Fifth & Pacific Co., Inc. (A)	478	17,714
Application Software – 5.4%		
Qlik Technologies, Inc. (A)	429	11,402
SS&C Technologies Holdings, Inc. (A)	345	13,811
Tyler Technologies, Inc. (A)	109	9,121
Ultimate Software Group, Inc. (The) (A)	221	30,215
		64,549
Asset Management & Custody Banks – 3.0%		
Affiliated Managers Group, Inc. (A)	105	20,965
Financial Engines, Inc.	151	7,667
WisdomTree Investment, Inc. (A)	587	7,703
		36,335
Automotive Retail – 3.0%		
Asbury Automotive Group, Inc. (A)	330	18,275
Lithia Motors, Inc.	269	17,871
		36,146
Biotechnology – 2.7%		
Cepheid (A)	532	27,433
Incyte Corp. (A)	89	4,742
		32,175
Broadcasting – 0.2%		
Cumulus Media Inc., Class A (A)	387	2,671
Building Products – 0.8%		
Armstrong World Industries, Inc. (A)	179	9,553
Communications Equipment – 3.4%		
Aruba Networks, Inc. (A)	265	4,971
Ciena Corp. (A)	615	13,987
Finisar Corp. (A)	459	12,168
JDS Uniphase Corp. (A)	760	10,636
		41,762
Construction & Engineering – 1.7%		
Primoris Services Corp.	700	20,983
Construction & Farm Machinery & Heavy Trucks – 3.8%		
Wabash National Corp. (A)	1,132	15,580

COMMON STOCKS (Continued)	Shares	Value
Construction & Farm Machinery & Heavy Trucks (Continued)		
Westinghouse Air Brake Technologies Corp.	396	$30,662
		46,242
Consumer Finance – 1.0%		
First Cash Financial Services, Inc. (A)	236	11,930
Data Processing & Outsourced Services – 1.9%		
Jack Henry & Associates, Inc.	418	23,280
Distributors – 1.4%		
Pool Corp.	279	17,078
Diversified Support Services – 2.2%		
Portfolio Recovery Associates, Inc. (A)	470	27,198
Electrical Components & Equipment – 0.6%		
Powell Industries, Inc.	107	6,914
Electronic Equipment & Instruments – 0.5%		
MTS Systems Corp.	97	6,650
Electronic Manufacturing Services – 1.4%		
IPG Photonics Corp. (A)	245	17,407
Environmental & Facilities Services – 2.5%		
Team, Inc. (A)	372	15,944
Waste Connections, Inc.	319	13,974
		29,918
Food Distributors – 1.1%		
United Natural Foods, Inc. (A)	192	13,637
Health Care Equipment – 5.1%		
Cyberonics, Inc. (A)	102	6,682
DexCom, Inc. (A)	607	25,105
Heartware International, Inc. (A)	207	19,366
Novadaq Technologies, Inc. (A)	187	4,173
Thoratec Corp. (A)	184	6,578
		61,904
Health Care Facilities – 0.6%		
Surgical Care Affiliates, Inc. (A)	251	7,718
Health Care Supplies – 0.8%		
Endologix, Inc. (A)	525	6,760
Spectranetics Corp. (The) (A)	95	2,870
		9,630
Health Care Technology – 1.1%		
Medidata Solutions, Inc. (A)	237	12,876

COMMON STOCKS (Continued)	Shares	Value
Human Resource & Employment Services – 1.7%		
Kforce, Inc.	509	$10,842
Paylocity Holding Corp. (A)	36	863
WageWorks, Inc. (A)	150	8,394
		20,099
Industrial Machinery – 1.3%		
Graham Corp.	304	9,667
TriMas Corp. (A)	181	5,993
		15,660
Internet Software & Services – 5.2%		
Benefitfocus, Inc. (A)	95	4,462
ChannelAdvisor Corp. (A)	227	8,572
Criteo S.A. ADR (A)	152	6,164
Demandware, Inc. (A)	440	28,205
OpenTable, Inc. (A)	117	9,016
Rocket Fuel, Inc. (A)	155	6,657
		63,076
Investment Banking & Brokerage – 0.4%		
Stifel Financial Corp. (A)	104	5,175
IT Consulting & Other Services – 1.7%		
EPAM Systems, Inc. (A)	375	12,337
Luxoft Holding, Inc., Class A (A)	234	8,217
		20,554
Leisure Facilities – 3.0%		
Intrawest Resorts Holdings, Inc. (A)	814	10,617
Vail Resorts, Inc.	369	25,685
		36,302
Office Services & Supplies – 1.7%		
HNI Corp.	400	14,605
United Stationers, Inc.	142	5,824
		20,429
Oil & Gas Equipment & Services – 3.4%		
Dril-Quip, Inc. (A)	110	12,365
Matrix Service Co. (A)	836	28,229
		40,594
Oil & Gas Exploration & Production – 2.0%		
Athlon Energy, Inc. (A)	297	10,543
Diamondback Energy, Inc. (A)	87	5,822
Resolute Energy Corp. (A)	103	742
RSP Permian, Inc. (A)	249	7,188
		24,295
Packaged Foods & Meats – 2.3%		
B&G Foods, Inc.	318	9,581
Hain Celestial Group, Inc. (The) (A)	54	4,939
Lance, Inc.	459	12,940
		27,460
Pharmaceuticals – 0.2%		
Revance Therapeutics, Inc. (A)	90	2,836

SCHEDULE OF INVESTMENTS
Ivy Small Cap Growth Fund *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Real Estate Services – 0.2%		
RE/MAX Holdings, Inc., Class A	99	$ 2,840
Regional Banks – 7.2%		
Bank of the Ozarks, Inc.	390	26,523
IBERIABANK Corp.	171	11,982
SVB Financial Group (A)	302	38,834
Texas Capital Bancshares, Inc. (A)	140	9,066
		86,405
Restaurants – 3.4%		
Chuy's Holdings, Inc. (A)	364	15,719
Del Frisco's Restaurant Group, Inc. (A)	469	13,077
Sonic Corp. (A)	613	13,977
		42,773
Semiconductor Equipment – 0.6%		
Rubicon Technology, Inc. (A)	655	7,399
Semiconductors – 3.7%		
Atmel Corp. (A)	1,041	8,699
Diodes, Inc. (A)	334	8,729
Microsemi Corp. (A)	320	8,010
Power Integrations, Inc.	305	20,036
		45,474
Specialty Stores – 0.8%		
Cabela's, Inc., Class A (A)	140	9,145
Systems Software – 1.6%		
A10 Networks, Inc. (A)	197	2,958

COMMON STOCKS (Continued)	Shares	Value
Systems Software (Continued)		
MICROS Systems, Inc. (A)	300	$ 15,869
		18,827
Trading Companies & Distributors – 3.8%		
Beacon Roofing Supply, Inc. (A)	303	11,706
Rush Enterprises, Inc. (A)	424	13,785
Watsco, Inc.	224	22,370
		47,861
Trucking – 2.3%		
Landstar System, Inc.	336	19,922
Saia, Inc. (A)	194	7,397
		27,319
TOTAL COMMON STOCKS – 96.7%		**$1,172,651**
(Cost: $802,027)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 3.7%		
Coca-Cola Co. (The), 0.070%, 5–30–14 (B)	$5,000	4,999
Corporacion Andina de Fomento, 0.100%, 4–21–14 (B)	5,000	5,000
Danaher Corp., 0.090%, 4–11–14 (B)	630	630

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Diageo Capital plc (GTD by Diageo plc), 0.250%, 5–16–14 (B)	$15,166	$ 15,160
Enbridge, Inc., 0.270%, 4–14–14 (B)	4,000	4,000
John Deere Capital Corp., 0.090%, 4–23–14 (B)	5,000	5,000
Kroger Co. (The), 0.190%, 4–1–14 (B)	3,995	3,995
Roche Holdings, Inc., 0.080%, 4–10–14 (B)	5,700	5,700
		44,484
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (C)	381	381
TOTAL SHORT-TERM SECURITIES – 3.7%		**$ 44,865**
(Cost: $44,865)		
TOTAL INVESTMENT SECURITIES – 100.4%		**$1,217,516**
(Cost: $846,892)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4%)		**(4,701)**
NET ASSETS – 100.0%		**$1,212,815**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2014.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,172,651	$ —	$ —
Short-Term Securities	—	44,865	—
Total	$1,172,651	$ 44,865	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

2014 ANNUAL REPORT **173**



Christopher J. Parker

Below, Christopher J. Parker, CFA, portfolio manager of Ivy Small Cap Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. He has managed the Fund since September 2011 and has 17 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Small Cap Value Fund (Class A shares at net asset value)	21.10%
Ivy Small Cap Value Fund (Class A shares including sales charges)	14.14%
Benchmark(s) and/or Lipper Category	
Russell 2000 Value Index (generally reflects the performance of small-company value style stocks)	22.65%
Lipper Small-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	24.02%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The fiscal year ended March 31, 2014 has been a strong 12-month period for equities in general and small-cap equities as well. Over the time period, the Russell 2000 Value Index increased by 22.65%. The macro environment has generally improved and, in our view, this factor was a key driver of strong returns, as growth in corporate earnings did not keep pace with improvements in equity values. In fact, earnings growth was quite sluggish over this time.

The U.S. economy continued to expand at a moderate pace, with some volatility driven in part by weather and the impact of reduced government spending caused by the sequester. The pace of this recovery has clearly been anemic, as demonstrated by the slowest improvement in gross domestic product (GDP) during a recovery since the depression and a sluggish, at best, pick up in hiring during the period. However, in 2013, we would describe the pace of economic growth as good given the drag created by the sequester. The private economy still has more healing to do, but 2013 demonstrated progress in the right direction. In addition, developments over the course of the fiscal year such as the Ryan-Murray budget agreement and a lack of new austerity point to a lower drag from government on GDP, and a lower level of risk and uncertainty around government action. This re-risking of economic growth and resiliency of growth in the face of clear headwinds was, in our view, the key driver of multiple expansion that occurred over the course of the fund's past fiscal year.

The challenge in next 12 months will be whether or not economic growth and growth in corporate revenues and earnings will be sufficient to justify the increased optimism incorporated into the pricing of stocks in many of the more economically sensitive sectors of the economy. We wouldn't be surprised if the coming year represented the mirror image of the past year, where stocks underperform growth in earnings and revenues as companies grow to fill out the valuations that have been bestowed upon them. This process is never linear. Thus, while the past fiscal year featured a trend line that was noisy but fairly consistently upward sloping, the upcoming 12 months may feature a fair amount of oscillation with a less pronounced directional slope to changes in stock prices.

Contributors and detractors

From the perspective of absolute performance, the past 12-month period yielded strong results for the Fund. However, on a relative basis the Fund lagged its benchmark and peer group. Given the especially strong absolute performance by the benchmark, peer group and equities in the Fund, the greatest factor influencing performance was the drag created by a higher than optimal level of cash over the course of the year. Excluding this factor, both sector allocation and stock selection were both positive contributors to performance.

The portfolio was overweight consumer discretionary, energy and materials during the year and the largest underweight positions were financials (which was significantly underweight real estate investment trusts-REITs and less so banks), information technology and utilities.

The Fund's underweight position in financials created the most value from an allocation perspective as this sector underperformed over the fiscal year (primarily due to the weak performance of REITs). An overweight position in consumer discretionary also added value to performance. The Fund's underweight position in information technology was a drag on performance as this sector outperformed the overall benchmark. The Fund's overweight position in energy was also a drag on performance as that sector slightly underperformed the index.

Stock selection was generally favorable and added value or was neutral in seven of the 10 sectors. Stock picking in the materials sector was especially favorable behind strong returns in Fund holdings Boise Cascade Company and Owens-Illinois, Inc. during the period. Stock selection in financials was also positive — in large part due to a significant underweight in REITs relative to the benchmark. Industrials were also a source of beneficial stock selection driven by the Fund's trucking company holding Saia, Inc. Triumph Group, Inc. was a drag on results within industrials. Stock selection in consumer discretionary was also favorable due to strong performance in the Fund's media and entertainment holdings — Nexstar Broadcasting Group, Inc. and Carmike Cinemas, Inc. in particular — as well as from Visteon Corporation.

Stock selection in energy was a significant drag on relative performance due entirely to McDermott International, Inc. Within the energy sector, Basic Energy Services, Inc. was a strong source of positive returns. The health care sector also featured adverse stock selection as Community Health Systems, Inc. was a detractor. Finally, stock selection in information technology was slight negative in terms of relative results.

Strategy and sector emphasis

The Fund's strategy remained consistent over the course of the past 12 months and remains consistent going forward. We look for opportunities both in the form of individuals stocks, industries and sectors where we believe the market is mispricing the underlying value of a business based on its long-term normalized earnings power. We then look for a sufficiently large gap between our estimate of the underlying value of a business and the current stock price such that a large margin of safety exists. This means if we are correct in our estimation of value, we think the returns from the stock will be significant, while if we are incorrect our potential losses would be more limited. The reasons for excessive valuation differentials can range from pessimism created by weak near-term results, misunderstanding of the future prospects of a business due to changes in its operating model or the nature of its earnings stream or simply from a lack of visibility and awareness, which can be especially true in small-cap investing.

Over the past few years we have found opportunities in each of these categories. Visteon is a great example of a company that was not well known (having recently emerged from bankruptcy) and not well understood, given its complex ownership structure, which muddled its accounting making it difficult to determine value on standard metrics. However, the combination of what we viewed was an attractive valuation and a management team that has worked arduously to unlock value has created sizable returns for shareholders.

Basic Energy is an example of a company in a deeply out-of-favor sector that was being priced as though a substantially reduced level of operating activity and operating margins did not represent a cyclical trough but instead was the new norm. As supply rationalized and demand began to pick up, the outlook for this company's earnings power improved substantially, driving its stock price from a deeply depressed level to something closer to our estimate of fair value.

Over the past few years, it has become increasingly difficult to find opportunities that present truly significant mispricing of the underlying business. Opportunities still exist, though we are finding ourselves digging a bit deeper in certain areas to uncover them. The magnitude of the margin in safety in many cases has been clearly reduced as a result of the broad move upward in stock prices over the past two years. As a result, the opportunities that we are uncovering are far more stock specific and idiosyncratic than has been the case in the past few years when, often times, broad sectors were, in our view, deeply mispriced for one reason or another.

There continues to be possible areas of mispricing in subsectors within technology and industrials, though these are far more limited and less mispriced. In the coming year, we expect that company-specific opportunities will represent the bulk of our new investments barring a noteworthy sell-off in general or in any particular areas of the market.

Outlook

Our outlook for small caps in the near-term is cautious. Broadly speaking, revenue and earnings estimates for small-cap equities are incorporating a notable acceleration over the course of the year, which is generally the case early in any year. This year, the expected acceleration looks more pronounced than normal.

While this is directionally consistent with our view that economic growth should improve a bit over the course of the year, the magnitude of the expected pick up in revenues and earnings looks too high in our opinion. In addition, small-cap equities are trading at a sizable premium to their large cap brethren on most metrics and are at or above long-term absolute averages. We would not be surprised to see estimates for the full year drift down toward the low double-digit range over the next quarter or two.

We believe also fiscal 2014 could be a photo-negative of 2013 — where stocks are up less than the improvement in earnings as many sectors and companies need to grow into current valuations. We are not calling for a correction, as valuation alone typically does not lead to a correction. However, we do believe that sizable positive absolute returns could be tough to achieve until valuations, actual earnings levels and growth are more closely aligned.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more established companies. Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Value Fund.

Asset Allocation

Stocks	**92.5%**
Financials	26.3%
Industrials	18.3%
Consumer Discretionary	14.1%
Energy	9.9%
Information Technology	9.6%
Materials	7.7%
Health Care	4.6%
Utilities	2.0%
Cash and Cash Equivalents	**7.5%**

Lipper Rankings

Category: Lipper Small-Cap Value Funds	Rank	Percentile
1 Year	226/280	81
3 Year	207/230	90
5 Year	180/187	96
10 Year	87/119	73

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Saia, Inc.	Industrials
Dana Holding Corp.	Consumer Discretionary
Teradyne, Inc.	Information Technology
Carmike Cinemas, Inc.	Consumer Discretionary
Armstrong World Industries, Inc.	Industrials
Atlas Pipeline Partners L.P.	Energy
LifePoint Hospitals, Inc.	Health Care
SunCoke Energy Partners L.P.	Materials
Marten Transport Ltd.	Industrials
Visteon Corp.	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



	Ivy Small Cap Value Fund, Class A Shares[1]	$20,281
	Russell 2000 Value Index	$21,736

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E[4]	Class I	Class R	Class Y
1-year period ended 3-31-14	14.14%	15.87%	20.24%	14.59%	21.67%	20.91%	21.35%
5-year period ended 3-31-14	18.15%	18.13%	18.68%	18.67%	20.22%	—	19.89%
10-year period ended 3-31-14	7.33%	6.77%	7.14%	—	—	—	8.32%
Since inception of Class through 3-31-14[5]	—	—	—	6.32%	7.42%	27.68%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)Class E shares are not currently available for investment.

(5)4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Venture Fund merged into the Ivy Small Cap Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Venture Fund Class A shares, restated to reflect current sales charges applicable to Ivy Small Cap Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Small Cap Value Fund. If these expenses were reflected, performance shown would differ.

Ivy Small Cap Value Fund *(in thousands)* MARCH 31, 2014

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.4%		
Triumph Group, Inc.	66	$ 4,243
Apparel Retail – 3.0%		
AnnTaylor Stores Corp. (A)	86	3,551
Express, Inc. (A)	104	1,658
Stage Stores, Inc.	158	3,850
		9,059
Application Software – 0.9%		
Synchronoss Technologies, Inc. (A)	77	2,640
Auto Parts & Equipment – 4.7%		
Dana Holding Corp.	345	8,031
Visteon Corp. (A)	70	6,155
		14,186
Broadcasting – 0.1%		
Entercom Communications Corp. (A)	37	376
Building Products – 4.1%		
Armstrong World Industries, Inc. (A)	137	7,301
Continental Building Products, Inc. (A)	128	2,419
NCI Building Systems, Inc. (A)	164	2,858
		12,578
Casinos & Gaming – 1.9%		
Pinnacle Entertainment, Inc. (A)	242	5,726
Construction & Engineering – 1.5%		
Foster Wheeler Ltd. (A)	144	4,662
Construction & Farm Machinery & Heavy Trucks – 3.3%		
Manitowoc Co., Inc. (The)	128	4,038
Terex Corp.	103	4,541
Titan International, Inc.	73	1,394
		9,973
Consumer Finance – 1.2%		
JGWPT Holdings, Inc., Class A (A)	193	3,528
Data Processing & Outsourced Services – 1.8%		
CoreLogic, Inc. (A)	76	2,271
EVERTEC, Inc.	135	3,322
		5,593
Electric Utilities – 0.5%		
Great Plains Energy, Inc.	59	1,590
Forest Products – 1.2%		
Boise Cascade Co. (A)	132	3,786
Gas Utilities – 1.5%		
Southwest Gas Corp.	85	4,530
Health Care Facilities – 4.6%		
Community Health Systems, Inc. (A)	82	$ 3,228
HealthSouth Corp.	123	4,423
LifePoint Hospitals, Inc. (A)	118	6,442
		14,093
Homebuilding – 0.7%		
M.D.C. Holdings, Inc.	75	2,107
Life & Health Insurance – 3.1%		
American Equity Investment Life Holding Co.	199	4,710
Fidelity & Guaranty Life	198	4,682
		9,392
Marine – 1.6%		
Matson, Inc.	203	5,007
Metal & Glass Containers – 1.1%		
Owens-Illinois, Inc. (A)	95	3,210
Movies & Entertainment – 3.7%		
Carmike Cinemas, Inc. (A)	258	7,704
Cinemark Holdings, Inc.	126	3,649
		11,353
Office REITs – 2.8%		
Corporate Office Properties Trust	175	4,672
Lexington Corp. Properties Trust	361	3,940
		8,612
Oil & Gas Equipment & Services – 4.2%		
Basic Energy Services, Inc. (A)	165	4,532
GulfMark Offshore, Inc.	57	2,548
Key Energy Services, Inc. (A)	388	3,581
McDermott International, Inc. (A)	283	2,215
		12,876
Oil & Gas Exploration & Production – 0.6%		
RSP Permian, Inc. (A)	60	1,725
Oil & Gas Refining & Marketing – 1.3%		
Western Refining, Inc.	102	3,929
Oil & Gas Storage & Transportation – 3.8%		
Atlas Energy L.P.	100	4,300
Atlas Pipeline Partners L.P.	226	7,263
		11,563
Property & Casualty Insurance – 1.8%		
Argo Group International Holdings Ltd.	118	5,398
Real Estate Operating Companies – 1.5%		
Forest City Enterprises, Inc., Class A (A)	242	4,626
Regional Banks – 8.7%		
First Horizon National Corp.	408	$ 5,033
Synovus Financial Corp.	1,096	3,716
Texas Capital Bancshares, Inc. (A)	82	5,299
Webster Financial Corp.	115	3,563
Western Alliance Bancorporation (A)	234	5,754
Zions Bancorporation	106	3,280
		26,645
Reinsurance – 4.9%		
Endurance Specialty Holdings Ltd.	98	5,286
Maiden Holdings Ltd.	325	4,051
Reinsurance Group of America, Inc.	75	6,004
		15,341
Semiconductor Equipment – 2.6%		
Teradyne, Inc.	397	7,892
Semiconductors – 2.8%		
Freescale Semiconductor, Inc. (A)	202	4,920
Spansion, Inc. (A)	210	3,660
		8,580
Specialized REITs – 1.2%		
Strategic Hotels & Resorts, Inc. (A)	357	3,635
Specialty Chemicals – 3.3%		
Cytec Industries, Inc.	47	4,568
Kraton Performance Polymers, Inc. (A)	206	5,383
		9,951
Steel – 2.1%		
SunCoke Energy Partners L.P.	217	6,347
Technology Distributors – 1.5%		
Insight Enterprises, Inc. (A)	181	4,547
Trucking – 6.4%		
Con-way, Inc.	113	4,658
Marten Transport Ltd.	290	6,230
Saia, Inc. (A)	216	8,239
		19,127
TOTAL COMMON STOCKS – 91.4%		**$278,426**

(Cost: $208,491)

Ivy Small Cap Value Fund (in thousands)

INVESTMENT FUNDS	Shares	Value
Asset Management & Custody Banks – 1.1%		
THL Credit, Inc.	245	$ 3,381
TOTAL INVESTMENT FUNDS – 1.1%		$ 3,381
(Cost: $3,150)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 4.7%		
Ecolab, Inc., 0.200%, 4–25–14 (B)	$3,767	3,766
McCormick & Co., Inc., 0.120%, 4–1–14 (B)	5,394	5,394
Merck & Co., Inc., 0.040%, 5–28–14 (B)	5,000	5,000
		14,160
Master Note – 2.1%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (C)	6,361	6,361

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable – 0.8%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.080%, 4–1–14 (C)	$2,493	$ 2,493
TOTAL SHORT-TERM SECURITIES – 7.6%		$ 23,014
(Cost: $23,014)		
TOTAL INVESTMENT SECURITIES – 100.1%		$304,821
(Cost: $234,655)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		(361)
NET ASSETS – 100.0%		$304,460

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$278,426	$ —	$ —
Investment Funds	3,381	—	—
Short-Term Securities	—	23,014	—
Total	$281,807	$ 23,014	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Sarah C. Ross

Below, Sarah C. Ross, CFA, portfolio manager of the Ivy Tax-Managed Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. Ms. Ross has managed the Fund since May 2009 and has 18 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Tax-Managed Equity Fund (Class A shares at net asset value)	22.65%
Ivy Tax-Managed Equity Fund (Class A shares including sales charges)	15.61%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	23.22%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	23.49%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Equity markets finished the year ended March 31, 2014 strong, capping off one of the stronger 12-month periods for broad market equity returns in recent history. Throughout the period, the equity market benefited from declining risk premiums and growing confidence that the global economy has moved beyond the economic and banking crisis and is transitioning to a more "normal" economic environment. This "normal" environment is one where fears of systemic risk have been mitigated through a much repaired banking system, resulting in a stabilization of many of the largest economies around the world. In fact, many governments can now borrow at historically low interest rates, as low or lower than that of the pre-crisis era.

This stabilization in the U.S. is characterized by slow, but steady revenue growth, high and sustainable levels of profitability and abundant cash flow for much of corporate America. For many markets, this de-emphasis of macroeconomic concerns simply meant higher valuations across industries, sectors and capitalization ranges, regardless of investment style. It also provided a more favorable environment for active managers as stock correlations declined to more normal levels. Performance for the Ivy Tax-Managed Equity Fund was strong for the year on an absolute basis but modestly underperformed compared to the Russell 1000 Growth Index benchmark.

Market conditions

After a long period of positive excess returns accruing to more defensive, slower growth, higher dividend yielding and value-oriented companies, growth stocks have begun to be revalued in recent quarters. We believe this transition can be traced, at least in part, to the change in monetary policy that our country is now undergoing. The steady improvement in the labor market and continuing recovery in housing and auto markets has resulted in the Federal Reserve (Fed) signaling its intention to begin winding down its longstanding quantitative easing program. As monetary policy normalizes over time, we believe interest rates are likely to rise, but at a very measured pace. Given past aggressive actions by most central banks, the global banking industry, and the U.S. in particular, is flush with liquidity and capital. We believe this makes the global economy much more resilient to destabilizing risks and greatly reduces the likelihood of another significant downturn. The Fed's vote of confidence in the sustainability of the economic expansion is a meaningful positive for growth stocks, in our view, especially given the relatively modest valuation premium the asset class currently possesses.

Strategies employed and sector emphasis

The Fund's philosophy and investment process has remained consistent over time and continues to focus on identifying structurally advantaged companies that can generate superior levels of profitability and growth over time.

While Fund performance benefited from its underweight exposure to the consumer staples sector as well as favorable stock selection in the consumer discretionary and energy sectors, the impact of small levels of cash in a strong market along with a handful of individual detractors pulled performance below the benchmark index.

Outperformance in the consumer discretionary sector was led by Fund holdings in Las Vegas Sands, Inc. and Wynn Resorts, which are key beneficiaries of burgeoning growth in the Macau gaming market. Gilead Sciences, Inc. and Biogen Idec Inc. also were strong contributors, both of which have new drug launches underway that are significantly improving health outcomes for patients and driving accelerated earnings growth far in excess of the market. Other notable strong performers during the year included MasterCard Incorporated; a company is well positioned to benefit from the secular trend toward electronic payments (and away from cash and checks).

Key negative contributors for the fiscal year included Kansas City Southern and lululemon athletica inc., which both guided slower than expected growth. Other notable laggards were largely concentrated in the technology sector where competitive pressures remain intense and corporate spending plans are still uneven.

Outlook

Irrespective of the short-term turbulence in the market and portfolio, our equity market outlook is positive. While short-term bouts of volatility and shifting investor psychology have become the norm, it doesn't change our view on the long-term outlook. We believe corporate profits will grow by at least 5-8% for the year. Interest rates and inflation should remain low. Gross domestic product growth around the world should continue its slow-grinding rebound, creating a favorable backdrop for growth stock investing. In a slow-growth environment without significant cyclical tailwinds, we expect our portfolio of high-margin, secular growth companies to perform better than the broad market.

Looking outside the U.S., key problematic geographies such as Europe have stabilized and are showing positive surprises to profitability with the potential for continued improvement. While China's growth rate remains uncertain, the absolute rate of growth in the region is high enough that most multinationals can continue to do well there. We expect many leading multinationals to benefit over the next couple of years as former headwinds become tailwinds. These factors, combined with modest U.S. economic and profit growth, should continue to provide a favorable backdrop for the equity market. However, given the outsized market returns of 2013, much of which was driven by price-to-earnings multiple expansion rather than earnings growth, we expect the upcoming fiscal year to hold more modest return potential.

In addition to our investment objective to seek out companies that provide growth of capital while minimizing taxable gains and income to shareholders, we continue to focus the portfolio around finding firms that can establish competitive advantages in large, growing markets and generate superior levels of profitability and growth over the long term. Thank you for your continued confidence and support.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Tax-management strategies may alter investment decisions and affect portfolio holdings, when compared to those of non-tax-managed mutual funds. Market conditions may limit the Fund's ability to generate tax losses or to generate dividend income taxed at favorable Federal income tax rates. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Tax-Managed Equity Fund.

Asset Allocation

Stocks	**99.1%**
Consumer Discretionary	27.8%
Information Technology	23.2%
Health Care	15.7%
Industrials	15.4%
Consumer Staples	7.8%
Energy	4.6%
Telecommunication Services	2.4%
Materials	2.2%
Cash and Cash Equivalents	**0.9%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	379/724	53
3 Year	333/613	55

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Gilead Sciences, Inc.	Health Care
Las Vegas Sands, Inc.	Consumer Discretionary
Apple, Inc.	Information Technology
MasterCard, Inc., Class A	Information Technology
Visa, Inc., Class A	Information Technology
CBS Corp., Class B	Consumer Discretionary
Biogen Idec, Inc.	Health Care
Google, Inc., Class A	Information Technology
HCA Holdings, Inc.	Health Care
NIKE, Inc., Class B	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



| | Ivy Tax-Managed Equity Fund, Class A Shares[1] . . . . | $19,021 |
| | Russell 1000 Growth Index . . . . | $23,667 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class I[4]	Class Y[5]
1-year period ended 3-31-14	15.61%	17.80%	21.76%	22.91%	22.56%
5-year period ended 3-31-14	—	—	—	17.21%	—
10-year period ended 3-31-14	—	—	—	8.21%	—
Since inception of Class through 3-31-14[6]	14.12%	14.59%	14.78%	—	15.57%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class B shares are not currently available for direct investment. However, they are available by exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4)The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

(5)The return shown for Class Y is hypothetical, because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(6)5-18-09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Before- and After-Tax Returns[1]	1-year period ended 3-31-14	5-year period ended 3-31-14	10-year period ended 3-31-14	Since inception of Class[2] through 3-31-14
Class A				
Before Taxes	15.61%	—	—	14.12%
After Taxes on Distributions	14.83%	—	—	13.95%
After Taxes on Distributions and Sale of Fund Shares	9.44%[3]	—	—	11.34%
Class B[4]				
Before Taxes	17.80%	—	—	14.59%
After Taxes on Distributions	17.04%	—	—	14.44%
After Taxes on Distributions and Sale of Fund Shares	10.67%[3]	—	—	11.74%
Class C				
Before Taxes	21.76%	—	—	14.78%
After Taxes on Distributions	21.00%	—	—	14.63%
After Taxes on Distributions and Sale of Fund Shares	12.91%	—	—	11.89%
Class I[5]				
Before Taxes	22.91%	17.21%	8.21%	—
After Taxes on Distributions	22.03%	17.02%	8.12%	—
After Taxes on Distributions and Sale of Fund Shares	13.64%	13.98%	6.71%	—
Class Y[6]				
Before Taxes	22.56%	—	—	15.57%
After Taxes on Distributions	21.73%	—	—	15.39%
After Taxes on Distributions and Sale of Fund Shares	13.41%	—	—	12.56%
Russell 1000 Growth Index	23.22%	21.68%	7.86%	19.36%

(1) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.*

(2) *5-18-09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).*

(3) *After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.*

(4) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.*

(5) *The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.*

(6) *The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.*

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual Federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

Ivy Tax-Managed Equity Fund (in thousands) MARCH 31, 2014

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.3%		
Boeing Co. (The)	5	$ 683
Precision Castparts Corp.	3	776
		1,459
Apparel, Accessories & Luxury Goods – 0.0%		
Vince Holding Corp. (A)	1	18
Application Software – 2.2%		
Adobe Systems, Inc. (A)	15	980
Automotive Retail – 1.2%		
AutoZone, Inc. (A)	1	553
Biotechnology – 9.9%		
Alexion Pharmaceuticals, Inc. (A)	3	456
Biogen Idec, Inc. (A)	5	1,407
Gilead Sciences, Inc. (A)	27	1,919
Incyte Corp. (A)	6	332
KYTHERA Biopharmaceuticals, Inc. (A)	8	322
		4,436
Brewers – 1.6%		
Anheuser-Busch InBev S.A. ADR	7	729
Broadcasting – 3.2%		
CBS Corp., Class B	23	1,426
Cable & Satellite – 4.0%		
Comcast Corp., Class A	17	835
Time Warner Cable, Inc.	7	961
		1,796
Casinos & Gaming – 6.3%		
Las Vegas Sands, Inc.	23	1,847
Wynn Resorts Ltd.	4	946
		2,793
Communications Equipment – 0.8%		
F5 Networks, Inc. (A)	4	373
Computer Hardware – 3.7%		
Apple, Inc.	3	1,659
Construction & Farm Machinery & Heavy Trucks – 1.6%		
Caterpillar, Inc.	7	706
Consumer Electronics – 2.1%		
Harman International Industries, Inc.	9	947
Data Processing & Outsourced Services – 8.7%		
FleetCor Technologies, Inc. (A)	5	610
MasterCard, Inc., Class A	22	1,644
Visa, Inc., Class A	8	1,636
		3,890
Fertilizers & Agricultural Chemicals – 2.2%		
Monsanto Co.	9	974

COMMON STOCKS (Continued)	Shares	Value
Food Retail – 1.4%		
Casey's General Stores, Inc.	9	$ 622
Footwear – 2.4%		
NIKE, Inc., Class B	15	1,090
Health Care Facilities – 4.3%		
HCA Holdings, Inc. (A)	21	1,124
Universal Health Services, Inc., Class B	10	812
		1,936
Hotels, Resorts & Cruise Lines – 1.8%		
Hilton Worldwide Holdings, Inc. (A)	15	336
Starwood Hotels & Resorts Worldwide, Inc.	6	455
		791
Hypermarkets & Super Centers – 1.1%		
Costco Wholesale Corp.	4	487
Industrial Machinery – 5.2%		
Flowserve Corp.	8	595
Pall Corp.	8	730
Pentair, Inc.	12	991
		2,316
Internet Retail – 4.4%		
Amazon.com, Inc. (A)	3	909
priceline.com, Inc. (A)	1	1,072
		1,981
Internet Software & Services – 5.4%		
Facebook, Inc., Class A (A)	13	757
Google, Inc., Class A (A)	1	1,337
LinkedIn Corp., Class A (A)	2	314
		2,408
Movies & Entertainment – 1.7%		
News Corp. Ltd., Class A	23	742
Oil & Gas Equipment & Services – 4.6%		
Halliburton Co.	12	729
National Oilwell Varco, Inc.	3	234
Schlumberger Ltd.	11	1,074
		2,037
Packaged Foods & Meats – 0.9%		
Mead Johnson Nutrition Co.	5	386
Personal Products – 1.2%		
Estee Lauder Co., Inc. (The), Class A	8	555
Pharmaceuticals – 1.5%		
Bristol-Myers Squibb Co.	13	655
Railroads – 5.3%		
Canadian Pacific Railway Ltd.	6	872
Kansas City Southern	7	756
Union Pacific Corp.	4	764
		2,392

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 0.7%		
Potbelly Corp. (A)	–*	$ 4
Starbucks Corp.	4	303
		307
Semiconductor Equipment – 1.8%		
Applied Materials, Inc.	38	782
Semiconductors – 0.6%		
Altera Corp.	7	271
Tobacco – 1.6%		
Philip Morris International, Inc.	8	694
Wireless Telecommunication Service – 2.4%		
SBA Communications Corp. (A)	12	1,083
TOTAL COMMON STOCKS – 99.1%		**$44,274**
(Cost: $32,738)		

SHORT-TERM SECURITIES	Principal	
Master Note – 1.6%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (B)	$699	699
TOTAL SHORT-TERM SECURITIES – 1.6%		**$ 699**
(Cost: $699)		
TOTAL INVESTMENT SECURITIES – 100.7%		**$44,973**
(Cost: $33,437)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7%)		**(308)**
NET ASSETS – 100.0%		**$44,665**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$44,274	$ —	$ —
Short-Term Securities	—	699	—
Total	$44,274	$ 699	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Ivy Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2014. He has managed the Fund since inception and has 22 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2014	
Ivy Value Fund (Class A shares at net asset value)	22.44%
Ivy Value Fund (Class A shares including sales charges)	15.39%
Benchmark(s) and/or Lipper Category	
Russell 1000 Value Index	21.57%
(generally reflects the performance of large-company value style stocks)	
Lipper Large-Cap Value Funds Universe Average	21.83%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The 12 months ended March 31, 2014 was a strong period for equity markets. The Fund returned 22.44%, outperforming its benchmark for the time period, while outpacing its peers. The Fund also outpaced the broader market as measured by the S&P 500 index. During the period, the Fund benefited from strong individual stock selection.

A continued improvement in the domestic economy and supportive fiscal and monetary policy resulted in a strong year for equity returns. Investing in quality companies that are trading inexpensively was a profitable approach for the Fund. We did not make any large sector bets during the period rather we focused on individual companies, which we believe had inexpensive names with improving business fundamentals.

Contributors and detractors

Stock selection drove the Fund's performance for the period. Our strategy of finding and investing in stocks we believe are trading below their intrinsic value led to some strong investments for the year. Examples included McKesson Corporation, Western Digital Corporation, Dow Chemical Company (The) and Wellpoint, Inc. (no longer a holding). Each of these names returned over 50% during the period. This is a diverse list, with the commonality between the companies being that the cash flows received by each were in excess of what the stock price would suggest. The Fund's investment process is designed to helps us avoid overpriced names. For example, we did not own any shares of IBM and Coca-Cola, because cash flows for these companies did not support valuation and each of these stocks had a negative return over the past 12-month period.

The Fund's greatest negative contributor during the period was Atlas Pipeline Partners, L.P., a provider of energy services. A recent acquisition for the company was not integrated as smoothly as planned, and the stock price declined. Analysis shows our cash flow projections are likely accurate, but the timing was not optimal. Thus, we increased our net investment as the stock declined and anticipate being rewarded over time.

The Fund does not overweight or underweight particular sectors as a management strategy. Sector weights emerge from the individual stock-picking process. Areas of overweight are simply because we find the most ideas in those sectors. We found little to no ideas in the real estate, telecommunications and utilities sectors, therefore, the Fund was underweight those areas relative to the benchmark. The Fund's cash position was the worst drag on performance for the period. While we were overweight energy, and that sector outperformed the index as a whole, the Fund's stock selection offset the energy sector's underperformance and that sector was a negative contributor to performance.

Outlook

Going forward, we intend to stick with the process that we believe has served it well in the past. While economic conditions are not spectacular, they are solid and we continue to find what we believe are good quality companies at fair prices. It seems very likely, however, that last year's exceptional market performance may not be repeated.

Current areas of Fund emphasis include energy, technology and consumer discretionary. Areas where we have little to no exposure include utilities, telecommunication and real estate. We continue to search diligently, one company at a time, for names that we think offer good value investment opportunities. We believe this is the best way to achieve strong, consistent returns over a full market cycle.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Value Fund.

Asset Allocation

Stocks	**94.2%**
Financials	24.3%
Energy	16.9%
Consumer Discretionary	12.6%
Health Care	11.5%
Information Technology	11.2%
Consumer Staples	8.0%
Materials	6.9%
Industrials	2.8%
Cash and Cash Equivalents	**5.8%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	190/479	40
3 Year	281/423	67
5 Year	108/369	30
10 Year	101/242	42

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Western Digital Corp.	Information Technology
Citigroup, Inc.	Financials
JPMorgan Chase & Co.	Financials
Xerox Corp.	Information Technology
Time Warner Cable, Inc.	Consumer Discretionary
LyondellBasell Industries N.V., Class A	Materials
Wells Fargo & Co.	Financials
Dow Chemical Co. (The)	Materials
Philip Morris International, Inc.	Consumer Staples
Atlas Pipeline Partners L.P.	Energy

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



Ivy Value Fund, Class A Shares[1]							$18,865
Russell 1000 Value Index							$20,771

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B[3]	Class C	Class E[4]	Class I	Class R	Class Y
1-year period ended 3-31-14	15.39%	17.35%	21.64%	15.68%	22.85%	22.13%	22.56%
5-year period ended 3-31-14	19.45%	19.26%	19.94%	19.88%	21.44%	—	21.11%
10-year period ended 3-31-14	6.55%	5.95%	6.30%	—	—	—	7.43%
Since inception of Class through 3-31-14[5]	—	—	—	5.08%	6.08%	27.40%	—

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.*

(3) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.*

(4) *Class E shares are not currently available for investment.*

(5) *4-2-07 for Class E and Class I shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Cornerstone Fund merged into the Ivy Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Cornerstone Fund Class A shares, restated to reflect current sales charges applicable to Ivy Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Value Fund. If these expenses were reflected, performance shown would differ.

SCHEDULE OF INVESTMENTS
Ivy Value Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 0.9%		
Triumph Group, Inc.	40	$ 2,577
Apparel Retail – 0.1%		
Limited Brands, Inc.	4	238
Biotechnology – 1.9%		
Amgen, Inc.	44	5,365
Cable & Satellite – 6.6%		
Comcast Corp., Class A	146	7,303
Time Warner Cable, Inc.	79	10,851
		18,154
Computer Storage & Peripherals – 7.2%		
SanDisk Corp.	73	5,927
Western Digital Corp.	151	13,874
		19,801
Department Stores – 2.5%		
J. C. Penney Co., Inc. (A)	128	1,105
Macy's, Inc. (B)	100	5,923
		7,028
Diversified Banks – 3.7%		
Wells Fargo & Co.	199	9,898
Diversified Chemicals – 3.2%		
Dow Chemical Co. (The)	181	8,800
Drug Retail – 2.9%		
CVS Caremark Corp.	107	8,010
Electronic Equipment & Instruments – 4.0%		
Xerox Corp.	981	11,090
General Merchandise Stores – 2.2%		
Target Corp.	100	6,021
Health Care Distributors – 2.1%		
McKesson Corp.	32	5,686
Health Care Facilities – 2.2%		
HCA Holdings, Inc. (A)	117	6,153
Home Improvement Retail – 1.2%		
Lowe's Co., Inc.	70	3,428
Industrial Machinery – 1.9%		
Parker Hannifin Corp.	43	5,171

COMMON STOCKS (Continued)	Shares	Value
Integrated Oil & Gas – 2.8%		
Occidental Petroleum Corp.	80	$ 7,661
Investment Banking & Brokerage – 2.6%		
Goldman Sachs Group, Inc. (The)	44	7,144
Life & Health Insurance – 2.4%		
MetLife, Inc.	128	6,753
Managed Health Care – 2.8%		
Aetna, Inc.	101	7,549
Oil & Gas Refining & Marketing – 4.0%		
Marathon Petroleum Corp. (B)	70	6,114
Phillips 66 (B)	63	4,855
		10,969
Oil & Gas Storage & Transportation – 10.1%		
Access Midstream Partners L.P.	28	1,611
Atlas Energy L.P.	194	8,328
Atlas Pipeline Partners L.P.	261	8,388
MarkWest Energy Partners L.P.	57	3,717
Regency Energy Partners L.P.	221	6,016
		28,060
Other Diversified Financial Services – 8.8%		
Citigroup, Inc.	253	12,047
JPMorgan Chase & Co.	196	11,887
		23,934
Pharmaceuticals – 2.5%		
Teva Pharmaceutical Industries Ltd. ADR	132	6,980
Property & Casualty Insurance – 2.7%		
ACE Ltd.	76	7,519
Regional Banks – 2.6%		
PNC Financial Services Group, Inc. (The)	83	7,178

COMMON STOCKS (Continued)	Shares	Value
Reinsurance – 1.5%		
Reinsurance Group of America, Inc. (B)	53	$ 4,244
Soft Drinks – 2.0%		
Coca-Cola Enterprises, Inc.	113	5,397
Specialty Chemicals – 3.7%		
LyondellBasell Industries N.V., Class A	116	10,317
Tobacco – 3.1%		
Philip Morris International, Inc.	105	8,564
TOTAL COMMON STOCKS – 94.2%		$259,689
(Cost: $196,774)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 3.1%		
Danaher Corp., 0.090%, 4–11–14 (C)	$4,000	4,000
Ecolab, Inc., 0.200%, 4–25–14 (C)	4,603	4,602
		8,602
Master Note – 2.7%		
Toyota Motor Credit Corp., 0.099%, 4–2–14 (D)	7,373	7,373
TOTAL SHORT-TERM SECURITIES – 5.8%		$ 15,975
(Cost: $15,975)		
TOTAL INVESTMENT SECURITIES – 100.0%		$275,664
(Cost: $212,749)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		41
NET ASSETS – 100.0%		$275,705

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C) Rate shown is the yield to maturity at March 31, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2014. Date shown represents the date that the variable rate resets.

2014 ANNUAL REPORT **191**

Ivy Value Fund (in thousands) MARCH 31, 2014

The following written options were outstanding at March 31, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Limited Brands, Inc.	N/A	Put	152	May 2014	$54.00	$ 45	$ (12)
	N/A	Put	152	May 2014	56.50	51	(25)
	N/A	Put	152	May 2014	59.00	53	(47)
Macy's, Inc.	N/A	Call	117	May 2014	55.00	45	(59)
Marathon Petroleum Corp.	N/A	Call	80	April 2014	77.50	91	(83)
	N/A	Call	160	April 2014	80.00	211	(124)
	N/A	Call	160	April 2014	82.50	184	(84)
Philip Morris International, Inc.	N/A	Put	91	June 2014	80.00	38	(13)
Phillips 66	N/A	Call	165	May 2014	72.50	124	(93)
	N/A	Call	165	May 2014	75.00	95	(63)
Reinsurance Group of America, Inc.	N/A	Call	217	April 2014	80.00	8	(19)
Teva Pharmaceutical Industries Ltd. ADR	N/A	Put	312	May 2014	45.00	16	(6)
						$961	$(628)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$259,689	$ —	$ —
Short-Term Securities	—	15,975	—
Total	$259,689	$ 15,975	$ —
Liabilities			
Written Options	$ 306	$ 322	$ —

As of March 31, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy Emerging Markets Equity Fund[1][2]	Ivy European Opportunities Fund	Ivy Global Bond Fund
ASSETS							
Investments in unaffiliated securities at value+	$608,135	$874,616	$369,608	$384,482	$ 729,914	$ 205,271	$292,775
Bullion at value+	—	—	—	—	5,136	—	—
Investments at Value	608,135	874,616	369,608	384,482	735,050	205,271	292,775
Cash	9	1	534	—*	1,371	1	106
Cash denominated in foreign currencies at value+	—	—	—	—	6,114	—	—
Restricted cash	—	—	—	—	638	—	—
Investment securities sold receivable	10,987	12,895	1,272	—	6,275	5,879	39
Dividends and interest receivable	4,350	1,044	1,300	741	1,278	743	3,122
Capital shares sold receivable	1,051	3,421	754	516	497	285	422
Receivable from affiliates	4	226	2	6	—	—	329
Unrealized appreciation on forward foreign currency contracts	—	—	32	—	172	31	—
Variation margin receivable	30	—	—	—	—	—	—
Prepaid and other assets	48	46	44	29	45	41	41
Total Assets	624,614	892,249	373,546	385,774	751,440	212,251	296,834
LIABILITIES							
Investment securities purchased payable	22,844	7,349	756	—	7,421	1,289	4,258
Capital shares redeemed payable	990	966	487	801	2,386	409	610
Distributions payable	184	—	—	—	—	—	—
Trustees and Chief Compliance Officer fees payable	74	106	122	28	74	77	8
Distribution and service fees payable	5	8	3	4	5	2	3
Shareholder servicing payable	127	172	128	94	305	83	80
Investment management fee payable	9	17	9	7	19	5	5
Accounting services fee payable	14	19	11	11	18	8	8
Unrealized depreciation on forward foreign currency contracts	—	—	81	—	—	—	63
Unrealized depreciation on swap agreements	—	—	—	—	567	—	—
Written options at value+	—	—	—	—	261	—	—
Other liabilities	22	—	6	2	44	14	55
Total Liabilities	24,269	8,637	1,603	947	11,100	1,887	5,090
Total Net Assets	$600,345	$883,612	$371,943	$384,827	$ 740,340	$ 210,364	$291,744
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$622,868	$666,229	$329,349	$255,546	$ 737,760	$ 305,752	$292,682
Undistributed (distributions in excess of) net investment income	—	(104)	(341)	993	2,431	1,952	474
Accumulated net realized gain (loss)	(27,118)	22,415	(16,415)	9,899	(119,774)	(137,485)	(2,860)
Net unrealized appreciation	4,595	195,072	59,350	118,389	119,923	40,145	1,448
Total Net Assets	$600,345	$883,612	$371,943	$384,827	$ 740,340	$ 210,364	$291,744
CAPITAL SHARES OUTSTANDING:							
Class A	53,681	35,581	18,427	14,355	35,616	5,504	18,571
Class B	646	857	253	627	737	86	578
Class C	2,032	11,361	1,408	2,321	3,333	377	3,311
Class E	341	490	64	220	15	3	N/A
Class I	411	10,037	380	939	9,021	1,019	5,742
Class R	24	120	19	16	54	11	34
Class Y	244	4,539	239	538	719	87	753
NET ASSET VALUE PER SHARE:							
Class A	$10.46	$14.04	$17.96	$20.27	$15.04	$29.76	$10.06
Class B	$10.46	$12.32	$16.72	$19.97	$12.66	$27.66	$10.06
Class C	$10.46	$12.63	$17.03	$20.05	$13.20	$28.25	$10.06
Class E	$10.46	$14.00	$18.05	$20.21	$15.23	$29.93	N/A
Class I	$10.46	$15.29	$18.33	$20.33	$15.43	$29.97	$10.06
Class R	$10.46	$14.01	$17.94	$20.25	$15.02	$29.75	$10.05
Class Y	$10.46	$14.94	$18.20	$20.30	$15.33	$29.95	$10.07
+COST							
Investments in unaffiliated securities at cost	$603,491	$679,544	$310,193	$266,093	$ 609,992	$ 165,176	$291,265
Bullion at cost	—	—	—	—	5,558	—	—
Cash denominated in foreign currencies at cost	—	—	—	—	5,887	—	—
Written options premiums received at cost	—	—	—	—	834	—	—

* Not shown due to rounding.
(1) Effective February 11, 2014, the Fund's name changed from Ivy Pacific Opportunities Fund.
(2) Consolidated Statement of Assets and Liabilities (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Global Equity Income Fund	Ivy Global Income Allocation Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund
ASSETS							
Investments in unaffiliated securities at value+	$209,440	$574,858	$11,544,958	$2,099,623	$450,969	$1,457,886	$1,657,570
Investments in affiliated securities at value+	—	—	36,470	—	—	—	—
Investments at Value	209,440	574,858	11,581,428	2,099,623	450,969	1,457,886	1,657,570
Cash	—	1,970	24,703	1	1	1	1
Cash denominated in foreign currencies at value+	216	—	165	2	2,898	—	—
Restricted cash	—	—	4,400	—	54	—	—
Investment securities sold receivable	5,140	10,659	126,755	19,704	8,299	31,111	—
Dividends and interest receivable	735	4,805	175,687	7,751	1,805	1,029	16,172
Capital shares sold receivable	854	1,372	51,837	9,571	962	2,513	7,245
Receivable from affiliates	114	4	51	6	—	185	4
Unrealized appreciation on forward foreign currency contracts	73	203	38	319	193		
Variation margin receivable	—	—	—	—	—	—	435
Prepaid and other assets	17	45	287	47	43	40	94
Total Assets	216,589	593,916	11,965,351	2,137,024	465,224	1,492,765	1,681,521
LIABILITIES							
Investment securities purchased payable	3,283	15,574	452,159	12,094	14,649	22,897	3,328
Capital shares redeemed payable	171	881	21,410	2,225	472	3,371	3,399
Distributions payable	—	—	8,464	—	—	—	295
Trustees and Chief Compliance Officer fees payable	1	42	147	66	90	125	68
Overdraft due to custodian	227	—	—	—	—	—	—
Distribution and service fees payable	2	4	94	12	3	11	14
Shareholder servicing payable	54	161	2,043	464	122	352	292
Investment management fee payable	4	11	160	49	10	27	20
Accounting services fee payable	6	13	22	23	12	23	23
Unrealized depreciation on forward foreign currency contracts	280	266	1,888	—	—	—	—
Other liabilities	11	76	120	30	5	6	—
Total Liabilities	4,039	17,028	486,507	14,963	15,363	26,812	7,439
Total Net Assets	$212,550	$576,888	$11,478,844	$2,122,061	$449,861	$1,465,953	$1,674,082
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$189,138	$571,117	$10,969,622	$1,744,360	$387,303	$1,004,230	$1,676,347
Undistributed (distributions in excess of) net investment income	1,522	3,932	1,012	(7,428)	(2,542)	(783)	(3)
Accumulated net realized gain (loss)	1,872	(42,625)	42,616	79,190	(6,221)	(11,772)	(12,582)
Net unrealized appreciation	20,018	44,464	465,594	305,939	71,321	474,278	10,320
Total Net Assets	$212,550	$576,888	$11,478,844	$2,122,061	$449,861	$1,465,953	$1,674,082
CAPITAL SHARES OUTSTANDING:							
Class A	13,846	31,636	474,598	53,957	8,255	61,959	132,579
Class B	139	423	18,819	754	133	773	1,710
Class C	565	1,840	219,471	6,783	759	5,009	12,050
Class E	N/A	165	1,131	228	3	415	292
Class I	1,119	2,508	465,993	41,889	1,581	6,490	4,493
Class R	22	18	3,438	250	12	1,775	25
Class Y	323	450	129,060	8,010	273	7,308	2,377
NET ASSET VALUE PER SHARE:							
Class A	$13.27	$15.58	$8.75	$19.04	$41.15	$17.59	$10.90
Class B	$13.27	$15.32	$8.75	$17.23	$36.59	$14.84	$10.90
Class C	$13.27	$15.41	$8.75	$17.25	$36.57	$15.64	$10.90
Class E	N/A	$15.58	$8.75	$19.14	$41.19	$17.57	$10.90
Class I	$13.28	$15.70	$8.75	$19.15	$41.57	$18.15	$10.90
Class R	$13.28	$15.57	$8.75	$19.03	$41.11	$17.25	$10.90
Class Y	$13.28	$15.64	$8.75	$19.16	$41.23	$17.89	$10.90
+COST							
Investments in unaffiliated securities at cost	$189,223	$530,351	$11,079,033	$1,794,037	$379,840	$ 983,608	$1,645,626
Investments in affiliated securities at cost	—	—	35,000	—	—	—	—
Cash denominated in foreign currencies at cost	216	—	165	2	2,900	—	—

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Small Cap Growth Fund
ASSETS							
Investments in unaffiliated securities at value+	$ 221	$271,587	$4,807,630	$182,681	$137,409	$1,177,220	$1,217,516
Investments in affiliated securities at value+	266,388	—	—	—	—	—	—
Investments at Value	266,609	271,587	4,807,630	182,681	137,409	1,177,220	1,217,516
Cash	—*	476	82	3	1	—*	1
Investment securities sold receivable	51	2,297	11,755	—	—	—	1,516
Dividends and interest receivable	—*	64	2,073	235	1,735	21,879	373
Capital shares sold receivable	360	2,716	15,128	783	179	3,256	2,660
Receivable from affiliates	—	—	2	743	—*	8	6
Prepaid and other assets	44	43	69	24	24	33	46
Total Assets	267,064	277,183	4,836,739	184,469	139,348	1,202,396	1,222,118
LIABILITIES							
Investment securities purchased payable	—	9,314	46,909	—	—	1,974	2,970
Capital shares redeemed payable	421	1,245	7,494	624	158	1,864	5,809
Distributions payable	—	—	—	—*	48	659	—
Trustees and Chief Compliance Officer fees payable	13	2	79	27	13	21	184
Distribution and service fees payable	2	2	26	1	1	9	12
Shareholder servicing payable	46	66	1,049	52	21	162	270
Investment management fee payable	—*	7	105	2	2	16	28
Accounting services fee payable	5	8	22	6	6	24	24
Written options at value+	—	—	1,498	—	—	—	—
Other liabilities	3	3	—	2	1	3	6
Total Liabilities	490	10,647	57,182	714	250	4,732	9,303
Total Net Assets	$266,574	$266,536	$4,779,557	$183,755	$139,098	$1,197,664	$1,212,815
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$263,546	$200,287	$3,639,855	$183,791	$133,665	$1,228,257	$ 798,070
Undistributed (distributions in excess of) net investment income	(210)	(2)	(2,127)	—	70	1,782	(182)
Accumulated net realized gain (loss)	(66,119)	11,210	313,559	(36)	(792)	(12,608)	44,303
Net unrealized appreciation (depreciation)	69,357	55,041	828,270	—	6,155	(19,767)	370,624
Total Net Assets	$266,574	$266,536	$4,779,557	$183,755	$139,098	$1,197,664	$1,212,815
CAPITAL SHARES OUTSTANDING:							
Class A	24,966	7,763	66,448	137,368	9,658	72,850	21,926
Class B	335	128	1,272	6,922	210	2,888	813
Class C	622	524	13,871	34,091	1,764	43,078	13,784
Class E	43	N/A	265	5,410	N/A	N/A	265
Class I	98	1,232	85,298	N/A	173	116,628	11,108
Class R	56	15	4,429	N/A	N/A	N/A	2,288
Class Y	156	99	28,705	N/A	46	2,893	12,864
NET ASSET VALUE PER SHARE:							
Class A	$10.15	$27.31	$23.45	$1.00	$11.74	$5.03	$18.51
Class B	$9.99	$26.23	$20.30	$1.00	$11.74	$5.03	$15.47
Class C	$10.02	$26.56	$21.24	$1.00	$11.74	$5.03	$16.35
Class E	$10.16	N/A	$23.02	$1.00	N/A	N/A	$18.43
Class I	$10.17	$27.65	$24.60	N/A	$11.74	$5.03	$22.19
Class R	$10.13	$27.27	$23.18	N/A	N/A	N/A	$18.41
Class Y	$10.14	$28.02	$24.18	N/A	$11.74	$5.03	$21.42
+COST							
Investments in unaffiliated securities at cost	$ 221	$216,546	$3,979,528	$182,681	$131,254	$1,196,987	$ 846,892
Investments in affiliated securities at cost	197,031	—	—	—	—	—	—
Written options premiums received at cost	—	—	1,666	—	—	—	—

Not shown due to rounding.

(In thousands, except per share amounts)	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
ASSETS			
Investments in unaffiliated securities at value+	$304,821	$44,973	$275,664
Investments at Value	**304,821**	**44,973**	**275,664**
Cash	1	1	—*
Investment securities sold receivable	735	870	—
Dividends and interest receivable	222	35	444
Capital shares sold receivable	431	63	557
Prepaid and other assets	42	22	39
Total Assets	**306,252**	**45,964**	**276,704**
LIABILITIES			
Investment securities purchased payable	1,083	1,239	—
Capital shares redeemed payable	541	47	264
Trustees and Chief Compliance Officer fees payable	34	1	19
Distribution and service fees payable	2	—*	2
Shareholder servicing payable	113	8	70
Investment management fee payable	7	1	5
Accounting services fee payable	9	2	8
Written options at value+	—	—	628
Other liabilities	3	1	3
Total Liabilities	**1,792**	**1,299**	**999**
Total Net Assets	**$304,460**	**$44,665**	**$275,705**
NET ASSETS			
Capital paid in (shares authorized – unlimited)	$221,518	$32,924	$204,195
Undistributed (distributions in excess of) net investment income	1,024	(35)	2,963
Accumulated net realized gain	11,752	240	5,299
Net unrealized appreciation	70,166	11,536	63,248
Total Net Assets	**$304,460**	**$44,665**	**$275,705**
CAPITAL SHARES OUTSTANDING:			
Class A	13,338	2,374	10,419
Class B	235	56	248
Class C	1,161	105	623
Class E	8	N/A	6
Class I	1,323	83	218
Class R	64	N/A	14
Class Y	530	38	77
NET ASSET VALUE PER SHARE:			
Class A	$18.32	$16.84	$23.82
Class B	$16.10	$16.45	$22.53
Class C	$16.76	$16.42	$23.18
Class E	$18.76	N/A	$23.90
Class I	$19.29	$16.93	$23.90
Class R	$18.31	N/A	$23.79
Class Y	$18.94	$16.86	$23.86
+COST			
Investments in unaffiliated securities at cost	$234,655	$33,437	$212,749
Written options premiums received at cost	—	—	961

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy Emerging Markets Equity Fund[1][2]	Ivy European Opportunities Fund	Ivy Global Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 386	$ 10,940	$ 4,529	$ 8,187	$12,662	$ 7,024	$ 981
Foreign dividend withholding tax	—	(156)	(377)	(47)	(1,387)	(798)	(37)
Interest and amortization from unaffiliated securities	19,880	21	234	13	154	8	11,700
Foreign interest withholding tax	—	—	—	—	(6)	—	—
Total Investment Income	20,266	10,805	4,386	8,153	11,423	6,234	12,644
EXPENSES							
Investment management fee	3,110	5,056	3,101	2,478	5,904	1,907	1,785
Interest expense for borrowing	—	—	—	—	—	—	—
Distribution and service fees:							
Class A	1,371	1,036	664	667	1,101	399	444
Class B	85	104	53	122	65	27	63
Class C	285	1,322	233	433	150	96	395
Class E	10	14	2	10	—*	—*	N/A
Class R	1	3	1	2	2	1	1
Class Y	7	126	23	28	12	5	14
Shareholder servicing:							
Class A	1,088	784	1,019	606	1,757	738	475
Class B	32	37	38	31	58	23	23
Class C	61	243	57	62	59	31	60
Class E	20	27	7	25	—*	—*	N/A
Class I	8	171	10	26	208	56	90
Class R	1	1	1	1	1	1	1
Class Y	4	78	13	17	7	3	9
Registration fees	129	119	106	114	109	100	100
Custodian fees	24	20	27	19	145	23	11
Trustees and Chief Compliance Officer fees	32	39	34	15	30	22	9
Accounting services fee	170	194	111	119	170	94	100
Professional fees	32	19	41	15	84	33	30
Other	58	56	40	36	110	49	63
Total Expenses	6,528	9,449	5,581	4,826	9,972	3,608	3,673
Less:							
Expenses in excess of limit	(9)	(447)	(437)	(12)	—	—	(634)
Total Net Expenses	6,519	9,002	5,144	4,814	9,972	3,608	3,039
Net Investment Income (Loss)	13,747	1,803	(758)	3,339	1,451	2,626	9,605
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(5,051)	60,979	29,989	36,827	36,335	46,567	(2,651)
Futures contracts	833	—	—	—	(1,975)	—	—
Written options	—	—	—	—	1,084	—	—
Swap agreements	—	—	—	—	(1,631)	—	—
Forward foreign currency contracts	—	—	4,567	—	(2,914)	(752)	(301)
Foreign currency exchange transactions	—	(1)	(88)	—*	(1,337)	(101)	(92)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(8,079)	83,268	25,575	26,399	18,984	(8,505)	(2,416)
Futures contracts	55	—	—	—	—	—	—
Written options	—	—	—	—	529	—	—
Swap agreements	—	—	—	—	(483)	—	—
Forward foreign currency contracts	—	—	(2,492)	—	171	103	(179)
Foreign currency exchange transactions	—	2	44	—*	250	87	2
Net Realized and Unrealized Gain (Loss)	(12,242)	144,248	57,595	63,226	49,013	37,399	(5,637)
Net Increase in Net Assets Resulting from Operations	$ 1,505	$146,051	$56,837	$66,565	$50,464	$40,025	$ 3,968

*Not shown due to rounding.
(1)Effective February 11, 2014, the Fund's name changed from Ivy Pacific Opportunities Fund.
(2)Consolidated Statement of Operations (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Equity Income Fund	Ivy Global Income Allocation Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 9,470	$21,015	$ 1,008	$ 48,103	$ 7,899	$ 17,426	$ —
Foreign dividend withholding tax	(695)	(1,499)	—	(4,697)	(783)	(223)	—
Interest and amortization from unaffiliated securities	3	8,307	715,024	83	30	17	35,576
Foreign interest withholding tax	—	(11)	—	—	—*	—	—
Total Investment Income	8,778	27,812	716,032	43,489	7,146	17,220	35,576
EXPENSES							
Investment management fee	1,050	3,316	48,281	15,044	3,006	9,690	7,150
Distribution and service fees:							
Class A	316	1,002	8,771	2,130	617	2,595	3,266
Class B	16	67	1,607	126	46	113	216
Class C	55	271	16,596	1,047	250	759	1,719
Class E	N/A	6	22	10	—*	16	9
Class R	2	1	46	7	2	147	1
Class Y	10	16	2,327	346	28	327	92
Shareholder servicing:							
Class A	412	1,237	5,120	2,233	777	2,196	2,026
Class B	2	31	225	42	23	37	55
Class C	6	53	1,702	186	86	128	243
Class E	N/A	15	43	27	—*	31	10
Class I	20	48	4,910	1,040	73	194	120
Class R	1	1	23	3	1	74	1
Class Y	6	10	1,494	218	18	198	60
Registration fees	139	123	488	141	107	122	211
Custodian fees	25	51	95	155	36	27	24
Trustees and Chief Compliance Officer fees	4	21	261	60	28	63	58
Accounting services fee	68	142	271	271	119	271	271
Professional fees	63	35	115	37	30	23	22
Other	17	78	754	173	70	101	118
Total Expenses	2,212	6,524	93,151	23,296	5,317	17,112	15,672
Less:							
Expenses in excess of limit	(250)	(25)	(126)	(12)	—	(516)	(4)
Total Net Expenses	1,962	6,499	93,025	23,284	5,317	16,596	15,668
Net Investment Income	6,816	21,313	623,007	20,205	1,829	624	19,908
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	2,325	8,819	171,046	168,409	14,371	202,726	(7,539)
Futures contracts	—	—	—	—	—	—	(3,810)
Written options	—	—	—	616	—	—	—
Swap agreements capital gains tax	—	—	—	—	(323)	—	—
Swap agreements	—	—	963	—	—	—	—
Forward foreign currency contracts	(306)	(5,332)	(34,302)	121	(2,805)	—	—
Foreign currency exchange transactions	(126)	(289)	5,038	671	231	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	15,532	20,863	70,609	156,813	43,370	99,887	(19,283)
Investments in affiliated securities	—	—	1,470	—	—	—	—
Futures contracts	—	—	—	—	—	—	(1,624)
Forward foreign currency contracts	(147)	(63)	(9,242)	318	318	—	—
Foreign currency exchange transactions	7	31	(129)	36	(40)	—	—
Net Realized and Unrealized Gain (Loss)	17,285	24,029	205,453	326,984	55,122	302,613	(32,256)
Net Increase (Decrease) in Net Assets Resulting from Operations	$24,101	$45,342	$828,460	$347,189	$56,951	$303,237	$(12,348)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Small Cap Growth Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 318	$ 28,814	$ —	$ —	$ —	$ 3,690
Dividends from affiliated securities	3,222	—	—	—	—	—	—
Foreign dividend withholding tax	—	—	(94)	—	—	—	—
Interest and amortization from unaffiliated securities	—*	10	206	439	5,930	71,882	65
Total Investment Income	3,222	328	28,926	439	5,930	71,882	3,755
EXPENSES							
Investment management fee	98	1,565	33,092	808	794	6,539	9,042
Distribution and service fees:							
Class A	467	351	3,454	—	305	1,067	857
Class B	23	23	240	80	29	161	119
Class C	50	83	2,381	400	241	2,546	2,086
Class E	1	N/A	13	—	N/A	N/A	10
Class R	1	2	444	N/A	N/A	N/A	163
Class Y	2	3	1,536	N/A	1	58	632
Shareholder servicing:							
Class A	162	429	3,537	259	138	329	937
Class B	5	11	65	18	3	17	51
Class C	5	22	438	46	29	166	367
Class E	—*	N/A	32	11	N/A	N/A	28
Class I	—*	21	2,746	N/A	3	936	338
Class R	—*	1	233	N/A	N/A	N/A	85
Class Y	—*	2	957	N/A	1	37	390
Registration fees	98	92	153	87	79	146	117
Custodian fees	7	17	55	12	7	35	33
Trustees and Chief Compliance Officer fees	7	5	122	11	7	40	64
Accounting services fee	45	73	271	80	68	260	260
Professional fees	12	13	39	12	22	75	25
Other	27	31	313	29	22	107	85
Total Expenses	1,010	2,744	50,121	1,853	1,749	12,519	15,689
Less:							
Expenses in excess of limit	—	—	(6)	(1,454)	—*	(220)	(13)
Total Net Expenses	1,010	2,744	50,115	399	1,749	12,299	15,676
Net Investment Income (Loss)	2,212	(2,416)	(21,189)	40	4,181	59,583	(11,921)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	24,854	488,847	1	(424)	(12,537)	112,582
Investments in affiliated securities	4,346	—	—	—	—	—	—
Written options	—	—	(4,600)	—	—	—	—
Swap agreements	—	—	—	—	—	—	9,267
Foreign currency exchange transactions	—	—	9	—	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	31,330	289,342	—	(6,418)	(116,421)	119,705
Investments in affiliated securities	20,520	—	—	—	—	—	—
Written options	—	—	(1,807)	—	—	—	—
Swap agreements	—	—	—	—	—	—	(557)
Foreign currency exchange transactions	—	—	(3)	—	—	—	—
Net Realized and Unrealized Gain (Loss)	24,866	56,184	771,788	1	(6,842)	(128,958)	240,997
Net Increase (Decrease) in Net Assets Resulting from Operations	$27,078	$53,768	$750,599	$ 41	$(2,661)	$ (69,375)	$229,076

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
INVESTMENT INCOME			
Dividends from unaffiliated securities	$ 2,715	$ 424	$ 3,646
Foreign dividend withholding tax	—	(4)	(28)
Interest and amortization from unaffiliated securities	31	2	12
Total Investment Income	**2,746**	**422**	**3,630**
EXPENSES			
Investment management fee	2,460	241	1,578
Distribution and service fees:			
Class A	589	83	503
Class B	37	8	56
Class C	177	14	123
Class E	—*	N/A	—*
Class R	3	N/A	2
Class Y	21	2	4
Shareholder servicing:			
Class A	871	59	485
Class B	23	—*	19
Class C	53	1	24
Class E	—*	N/A	—*
Class I	36	2	7
Class R	1	N/A	1
Class Y	11	1	3
Registration fees	106	71	108
Custodian fees	11	6	10
Trustees and Chief Compliance Officer fees	15	1	10
Accounting services fee	102	29	91
Professional fees	20	12	21
Other	36	12	31
Total Expenses	**4,572**	**542**	**3,076**
Net Investment Income (Loss)	**(1,826)**	**(120)**	**554**
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in unaffiliated securities	40,510	1,676	19,053
Written options	—	—	(991)
Net change in unrealized appreciation on:			
Investments in unaffiliated securities	16,893	5,924	26,711
Written options	—	—	437
Net Realized and Unrealized Gain	**57,403**	**7,600**	**45,210**
Net Increase in Net Assets Resulting from Operations	**$55,577**	**$7,480**	**$45,764**

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy Bond Fund		Ivy Core Equity Fund		Ivy Cundill Global Value Fund	
	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 13,747	$ 13,360	$ 1,803	$ 686	$ (758)	$ 16
Net realized gain (loss) on investments	(4,218)	8,392	60,978	18,411	34,468	(107)
Net change in unrealized appreciation (depreciation)	(8,024)	11,404	83,270	31,959	23,127	16,335
Net Increase in Net Assets Resulting from Operations	**1,505**	**33,156**	**146,051**	**51,056**	**56,837**	**16,244**
Distributions to Shareholders From:						
Net investment income:						
Class A	(15,616)	(14,721)	(1,301)	(899)	(170)	—
Class B	(165)	(219)	—	—	—	—
Class C	(600)	(934)	—	—	—	—
Class E	(113)	(125)	(10)	(13)	(3)	—
Class I	(153)	(225)	(643)	(250)	(33)	—
Class R	(6)	(2)	—*	—	—*	—
Class Y	(81)	(186)	(279)	(82)	(27)	—
Net realized gains:						
Class A	—	(3,397)	(24,955)	(1,593)	—	—
Class B	—	(76)	(642)	(43)	—	—
Class C	—	(289)	(8,242)	(792)	—	—
Class E	—	(29)	(334)	(26)	—	—
Class I	—	(59)	(7,028)	(280)	—	—
Class R	—	—	(31)	—	—	—
Class Y	—	(35)	(3,086)	(126)	—	—
Total Distributions to Shareholders	**(16,734)**	**(20,297)**	**(46,551)**	**(4,104)**	**(233)**	**—**
Capital Share Transactions	**(4,368)**	**104,197**	**247,634**	**140,225**	**83,656**	**(39,926)**
Net Increase (Decrease) in Net Assets	**(19,597)**	**117,056**	**347,134**	**187,177**	**140,260**	**(23,682)**
Net Assets, Beginning of Period	619,942	502,886	536,478	349,301	231,683	255,365
Net Assets, End of Period	**$600,345**	**$619,942**	**$883,612**	**$536,478**	**$371,943**	**$231,683**
Distributions in excess of net investment income	$ —	$ —	$ (104)	$ (98)	$ (341)	$ (181)

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Dividend Opportunities Fund		Ivy Emerging Markets Equity Fund[1][2]		Ivy European Opportunities Fund	
	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 3,339	$ 4,485	$ 1,451	$ 2,043	$ 2,626	$ 953
Net realized gain (loss) on investments	36,827	20,705	29,562	(35,372)	45,714	6,553
Net change in unrealized appreciation (depreciation)	26,399	9,133	19,451	34,605	(8,315)	9,872
Net Increase in Net Assets Resulting from Operations	**66,565**	**34,323**	**50,464**	**1,276**	**40,025**	**17,378**
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,303)	(3,535)	(2,323)	(3,447)	(443)	(613)
Class B	(35)	(102)	—	(3)	—	—
Class C	(160)	(336)	(16)	(47)	—	—
Class E	(32)	(44)	(2)	—	(1)	(1)
Class I	(198)	(216)	(1,386)	(1,567)	(309)	(353)
Class R	(2)	—	(1)	—	(1)	—
Class Y	(99)	(177)	(35)	(50)	(12)	(14)
Net realized gains:						
Class A	(4,100)	—	—	—	—	—
Class B	(191)	—	—	—	—	—
Class C	(686)	—	—	—	—	—
Class E	(64)	—	—	—	—	—
Class I	(266)	—	—	—	—	—
Class R	(5)	—	—	—	—	—
Class Y	(161)	—	—	—	—	—
Total Distributions to Shareholders	**(8,302)**	**(4,410)**	**(3,763)**	**(5,114)**	**(766)**	**(981)**
Capital Share Transactions	**(353)**	**(53,633)**	**26,177**	**(6,971)**	**(40,958)**	**(42,521)**
Net Increase (Decrease) in Net Assets	57,910	(23,720)	72,878	(10,809)	(1,699)	(26,124)
Net Assets, Beginning of Period	326,917	350,637	667,462	678,271	212,063	238,187
Net Assets, End of Period	**$384,827**	**$326,917**	**$740,340**	**$667,462**	**$210,364**	**$212,063**
Undistributed net investment income	$ 993	$ 338	$ 2,431	$ 214	$ 1,952	$ 80

(1)Effective February 11, 2014, the Fund's name changed from Ivy Pacific Opportunities Fund.
(2)Consolidated Statements of Changes in Net Assets (See Note 6 to Financial Statements).

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy Global Bond Fund Year ended 3-31-14	Ivy Global Bond Fund Year ended 3-31-13	Ivy Global Equity Income Fund Year ended 3-31-14	Ivy Global Equity Income Fund Period from 6-4-12 to 3-31-13	Ivy Global Income Allocation Fund Year ended 3-31-14	Ivy Global Income Allocation Fund Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 9,605	$ 9,428	$ 6,816	$ 1,378	$ 21,313	$ 13,904
Net realized gain (loss) on investments	(3,044)	1,210	1,893	1,837	3,198	(4,962)
Net change in unrealized appreciation (depreciation)	(2,593)	1,343	15,392	4,626	20,831	13,574
Net Increase in Net Assets Resulting from Operations	**3,968**	**11,981**	**24,101**	**7,841**	**45,342**	**22,516**
Distributions to Shareholders From:						
Net investment income:						
Class A	(5,939)	(6,522)	(4,717)	(697)	(16,006)	(11,802)
Class B	(164)	(208)	(48)	(24)	(203)	(251)
Class C	(1,026)	(1,356)	(167)	(75)	(897)	(822)
Class E	N/A	N/A	N/A	N/A	(93)	(93)
Class I	(2,038)	(1,488)	(537)	(292)	(1,316)	(1,571)
Class R	(8)	(2)	(9)	—*	(10)	(1)
Class Y	(191)	(223)	(149)	(88)	(252)	(269)
Net realized gains:						
Class A	(294)	(502)	(1,205)	(236)	—	—
Class B	(10)	(21)	(14)	(10)	—	—
Class C	(61)	(131)	(49)	(31)	—	—
Class E	N/A	N/A	N/A	N/A	—	—
Class I	(85)	(122)	(110)	(86)	—	—
Class R	—*	—	(2)	—	—	—
Class Y	(9)	(17)	(32)	(28)	—	—
Total Distributions to Shareholders	**(9,825)**	**(10,592)**	**(7,039)**	**(1,567)**	**(18,777)**	**(14,809)**
Capital Share Transactions	**8,339**	**48,348**	**115,423**	**73,791**	**172,881**	**66,372**
Net Increase in Net Assets	**2,482**	**49,737**	**132,485**	**80,065**	**199,446**	**74,079**
Net Assets, Beginning of Period	289,262	239,525	80,065	—	377,442	303,363
Net Assets, End of Period	**$291,744**	**$289,262**	**$212,550**	**$80,065**	**$576,888**	**$377,442**
Undistributed net investment income	$ 474	$ 535	$ 1,522	$ 446	$ 3,932	$ 2,277

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy High Income Fund		Ivy International Core Equity Fund		Ivy International Growth Fund	
	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 623,007	$ 464,167	$ 20,205	$ 22,517	$ 1,829	$ 1,693
Net realized gain (loss) on investments	142,745	137,051	169,817	(38,750)	11,474	9,487
Net change in unrealized appreciation	62,708	270,566	157,167	105,123	43,648	5,630
Net Increase in Net Assets Resulting from Operations	**828,460**	**871,784**	**347,189**	**88,890**	**56,951**	**16,810**
Distributions to Shareholders From:						
Net investment income:						
Class A	(238,598)	(184,587)	(17,519)	(9,435)	(3,444)	(1,339)
Class B	(9,775)	(8,113)	(172)	(96)	(19)	(3)
Class C	(101,286)	(79,917)	(1,606)	(932)	(131)	(37)
Class E	(577)	(444)	(74)	(41)	(2)	(1)
Class I	(220,782)	(141,954)	(16,246)	(9,862)	(724)	(635)
Class R	(554)	(5)	(35)	—	(4)	—
Class Y	(63,213)	(47,042)	(2,949)	(2,246)	(134)	(149)
Net realized gains:						
Class A	(57,013)	(33,153)	(220)	—	—	—
Class B	(2,504)	(1,657)	(3)	—	—	—
Class C	(26,402)	(16,254)	(28)	—	—	—
Class E	(144)	(85)	(1)	—	—	—
Class I	(52,595)	(25,949)	(172)	—	—	—
Class R	(230)	—	(1)	—	—	—
Class Y	(15,081)	(8,547)	(35)	—	—	—
Total Distributions to Shareholders	**(788,754)**	**(547,707)**	**(39,061)**	**(22,612)**	**(4,458)**	**(2,164)**
Capital Share Transactions	3,350,166	3,254,265	286,814	(56,991)	110,819	57,940
Net Increase in Net Assets	3,389,872	3,578,342	594,942	9,287	163,312	72,586
Net Assets, Beginning of Period	8,088,972	4,510,630	1,527,119	1,517,832	286,549	213,963
Net Assets, End of Period	**$11,478,844**	**$8,088,972**	**$2,122,061**	**$1,527,119**	**$449,861**	**$286,549**
Undistributed (distributions in excess of) net investment income	$ 1,012	$ 94	$ (7,428)	$ 6,276	$ (2,542)	$ 11

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Large Cap Growth Fund		Ivy Limited-Term Bond Fund		Ivy Managed International Opportunities Fund	
	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 624	$ 2,839	$ 19,908	$ 21,808	$ 2,212	$ 2,422
Net realized gain (loss) on investments	202,726	130,024	(11,349)	16,824	4,346	(6,654)
Net change in unrealized appreciation (depreciation)	99,887	(68,591)	(20,907)	(5,630)	20,520	12,794
Net Increase (Decrease) in Net Assets Resulting from Operations	**303,237**	**64,272**	**(12,348)**	**33,002**	**27,078**	**8,562**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	(1,907)	(18,144)	(18,490)	(2,105)	(2,517)
Class B	—	—	(111)	(217)	(13)	(19)
Class C	—	—	(1,097)	(2,138)	(32)	(42)
Class E	—	(10)	(46)	(52)	(3)	(3)
Class I	(198)	(632)	(1,234)	(2,280)	(8)	(7)
Class R	—	—	(3)	(1)	(3)	—
Class Y	(76)	(304)	(506)	(1,071)	(11)	(10)
Net realized gains:						
Class A	(114,458)	—	(8,050)	(3,078)	—	—
Class B	(1,454)	—	(116)	(72)	—	—
Class C	(9,257)	—	(876)	(615)	—	—
Class E	(729)	—	(20)	(10)	—	—
Class I	(12,274)	—	(316)	(350)	—	—
Class R	(3,262)	—	(1)	—	—	—
Class Y	(14,050)	—	(169)	(182)	—	—
Total Distributions to Shareholders	**(155,758)**	**(2,853)**	**(30,689)**	**(28,556)**	**(2,175)**	**(2,598)**
Capital Share Transactions	**(59,220)**	**(166,982)**	**83,642**	**158,866**	**49,942**	**(8,902)**
Net Increase (Decrease) in Net Assets	**88,259**	**(105,563)**	**40,605**	**163,312**	**74,845**	**(2,938)**
Net Assets, Beginning of Period	1,377,694	1,483,257	1,633,477	1,470,165	191,729	194,667
Net Assets, End of Period	**$1,465,953**	**$1,377,694**	**$1,674,082**	**$1,633,477**	**$266,574**	**$191,729**
Distributions in excess of net investment income	$ (783)	$ (1,011)	$ (3)	$ —	$ (210)	$ (148)

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy Micro Cap Growth Fund		Ivy Mid Cap Growth Fund		Ivy Money Market Fund	
	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (2,416)	$ (1,086)	$ (21,189)	$ (11,750)	$ 40	$ 40
Net realized gain on investments	24,854	2,740	484,256	10,878	1	2
Net change in unrealized appreciation	31,330	3,306	287,532	311,289	—	—
Net Increase in Net Assets Resulting from Operations	**53,768**	**4,960**	**750,599**	**310,417**	**41**	**42**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	(30)	(30)
Class B	—	—	—	—	(1)	(1)
Class C	—	—	—	—	(8)	(8)
Class E	N/A	N/A	—	—	(1)	(1)
Class I	—	—	—	—	N/A	N/A
Class R	—	—	—	—	N/A	N/A
Class Y	—	—	—	—	N/A	N/A
Net realized gains:						
Class A	(8,983)	—	(50,715)	(5,679)	—	—
Class B	(145)	—	(893)	(123)	—	—
Class C	(526)	—	(8,830)	(968)	—	—
Class E	N/A	N/A	(189)	(22)	—	—
Class I	(746)	—	(66,004)	(5,893)	N/A	N/A
Class R	(21)	—	(3,160)	(393)	N/A	N/A
Class Y	(64)	—	(22,878)	(2,452)	N/A	N/A
Total Distributions to Shareholders	**(10,485)**	**—**	**(152,669)**	**(15,530)**	**(40)**	**(40)**
Capital Share Transactions	**131,568**	**5,355**	**899,428**	**919,688**	**7,597**	**(47,762)**
Net Increase (Decrease) in Net Assets	**174,851**	**10,315**	**1,497,358**	**1,214,575**	**7,598**	**(47,760)**
Net Assets, Beginning of Period	91,685	81,370	3,282,199	2,067,624	176,157	223,917
Net Assets, End of Period	**$266,536**	**$91,685**	**$4,779,557**	**$3,282,199**	**$183,755**	**$176,157**
Distributions in excess of net investment income	$ (2)	$ (371)	$ (2,127)	$ (7,070)	$ —	$ —

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Municipal Bond Fund		Ivy Municipal High Income Fund		Ivy Small Cap Growth Fund	
	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 4,181	$ 3,991	$ 59,583	$ 55,223	$ (11,921)	$ (7,819)
Net realized gain (loss) on investments	(424)	158	(12,537)	4,618	121,849	57,359
Net change in unrealized appreciation (depreciation)	(6,418)	3,310	(116,421)	52,388	119,148	69,566
Net Increase (Decrease) in Net Assets Resulting from Operations	**(2,661)**	**7,459**	**(69,375)**	**112,229**	**229,076**	**119,106**
Distributions to Shareholders From:						
Net investment income:						
Class A	(3,509)	(3,232)	(19,572)	(19,012)	—	—
Class B	(60)	(73)	(616)	(497)	—	—
Class C	(508)	(610)	(9,791)	(8,585)	—	—
Class E	N/A	N/A	N/A	N/A	—	—
Class I	(58)	(39)	(28,622)	(24,756)	—	—
Class R	N/A	N/A	N/A	N/A	—	—
Class Y	(17)	(20)	(1,059)	(1,210)	—	—
Net realized gains:						
Class A	—	—	(1,250)	—	(31,823)	(6,368)
Class B	—	—	(50)	—	(1,237)	(293)
Class C	—	—	(748)	—	(20,164)	(4,938)
Class E	N/A	N/A	N/A	N/A	(372)	(73)
Class I	—	—	(1,808)	—	(17,576)	(3,155)
Class R	N/A	N/A	N/A	N/A	(3,187)	(478)
Class Y	—	—	(60)	—	(20,217)	(4,398)
Total Distributions to Shareholders	**(4,152)**	**(3,974)**	**(63,576)**	**(54,060)**	**(94,576)**	**(19,703)**
Capital Share Transactions	**(25,009)**	**37,100**	**(339,561)**	**575,845**	**176,336**	**24,546**
Net Increase (Decrease) in Net Assets	**(31,822)**	**40,585**	**(472,512)**	**634,014**	**310,836**	**123,949**
Net Assets, Beginning of Period	170,920	130,335	1,670,176	1,036,162	901,979	778,030
Net Assets, End of Period	**$139,098**	**$170,920**	**$1,197,664**	**$1,670,176**	**$1,212,815**	**$901,979**
Undistributed (distributions in excess of) net investment income	$ 70	$ 41	$ 1,782	$ 1,862	$ (182)	$ (1,751)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Value Fund		Ivy Tax-Managed Equity Fund		Ivy Value Fund	
	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13	Year ended 3-31-14	Year ended 3-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (1,826)	$ 316	$ (120)	$ 68	$ 554	$ 997
Net realized gain on investments	40,510	19,659	1,676	204	18,062	4,144
Net change in unrealized appreciation	16,893	24,707	5,924	1,814	27,148	17,345
Net Increase in Net Assets Resulting from Operations	**55,577**	**44,682**	**7,480**	**2,086**	**45,764**	**22,486**
Distributions to Shareholders From:						
Net investment income:						
Class A	(878)	—	—	(81)	(382)	(941)
Class B	(5)	—	—	—*	—	—
Class C	(42)	—	—	—	—	(23)
Class E	—*	—	N/A	N/A	—*	(1)
Class I	(122)	—	—	(6)	(22)	(29)
Class R	(2)	—	N/A	N/A	—*	—
Class Y	(34)	—	—	(3)	(5)	(16)
Net realized gains:						
Class A	(28,136)	(7,227)	(1,039)	—	(8,840)	(22)
Class B	(479)	(120)	(24)	—	(214)	(1)
Class C	(2,297)	(488)	(40)	—	(508)	(2)
Class E	(15)	(4)	N/A	N/A	(5)	—*
Class I	(2,928)	(639)	(39)	—	(181)	—*
Class R	(71)	—	N/A	N/A	(13)	—
Class Y	(1,011)	(225)	(19)	—	(75)	—*
Total Distributions to Shareholders	**(36,020)**	**(8,703)**	**(1,161)**	**(90)**	**(10,245)**	**(1,035)**
Capital Share Transactions	**13,372**	**(31,407)**	**9,998**	**7,719**	**64,074**	**32,873**
Net Increase in Net Assets	**32,929**	**4,572**	**16,317**	**9,715**	**99,593**	**54,324**
Net Assets, Beginning of Period	271,531	266,959	28,348	18,633	176,112	121,788
Net Assets, End of Period	**$304,460**	**$271,531**	**$44,665**	**$28,348**	**$275,705**	**$176,112**
Undistributed (distributions in excess of) net investment income	$ 1,024	$ 2,059	$ (35)	$ (30)	$ 2,963	$ 1,024

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$10.71	$0.24	$(0.19)	$ 0.05	$(0.30)	$ —	$(0.30)
Year ended 3-31-2013	10.44	0.26	0.39	0.65	(0.31)	(0.07)	(0.38)
Year ended 3-31-2012	10.10	0.17	0.51	0.68	(0.34)	—	(0.34)
Year ended 3-31-2011	9.82	0.29	0.40	0.69	(0.32)	(0.09)	(0.41)
Year ended 3-31-2010	8.76	0.33	1.07	1.40	(0.34)	—	(0.34)
Class B Shares[4]							
Year ended 3-31-2014	10.71	0.15	(0.20)	(0.05)	(0.20)	—	(0.20)
Year ended 3-31-2013	10.44	0.15	0.40	0.55	(0.21)	(0.07)	(0.28)
Year ended 3-31-2012	10.10	0.06	0.51	0.57	(0.23)	—	(0.23)
Year ended 3-31-2011	9.82	0.18	0.40	0.58	(0.21)	(0.09)	(0.30)
Year ended 3-31-2010	8.76	0.22	1.07	1.29	(0.23)	—	(0.23)
Class C Shares							
Year ended 3-31-2014	10.71	0.17	(0.21)	(0.04)	(0.21)	—	(0.21)
Year ended 3-31-2013	10.44	0.18	0.40	0.58	(0.24)	(0.07)	(0.31)
Year ended 3-31-2012	10.10	0.09	0.51	0.60	(0.26)	—	(0.26)
Year ended 3-31-2011	9.82	0.21	0.40	0.61	(0.24)	(0.09)	(0.33)
Year ended 3-31-2010	8.76	0.28	1.06	1.34	(0.28)	—	(0.28)
Class E Shares							
Year ended 3-31-2014	10.71	0.24	(0.20)	0.04	(0.29)	—	(0.29)
Year ended 3-31-2013	10.44	0.25	0.40	0.65	(0.31)	(0.07)	(0.38)
Year ended 3-31-2012	10.10	0.17	0.51	0.68	(0.34)	—	(0.34)
Year ended 3-31-2011	9.82	0.28	0.40	0.68	(0.31)	(0.09)	(0.40)
Year ended 3-31-2010	8.76	0.34	1.07	1.41	(0.35)	—	(0.35)
Class I Shares							
Year ended 3-31-2014	10.71	0.28	(0.20)	0.08	(0.33)	—	(0.33)
Year ended 3-31-2013	10.44	0.29	0.40	0.69	(0.35)	(0.07)	(0.42)
Year ended 3-31-2012	10.10	0.20	0.51	0.71	(0.37)	—	(0.37)
Year ended 3-31-2011	9.82	0.32	0.40	0.72	(0.35)	(0.09)	(0.44)
Year ended 3-31-2010	8.76	0.38	1.06	1.44	(0.38)	—	(0.38)
Class R Shares							
Year ended 3-31-2014	10.71	0.21	(0.19)	0.02	(0.27)	—	(0.27)
Year ended 3-31-2013[5]	10.69	0.02	0.08	0.10	(0.08)	—	(0.08)
Class Y Shares							
Year ended 3-31-2014	10.71	0.25	(0.20)	0.05	(0.30)	—	(0.30)
Year ended 3-31-2013	10.44	0.26	0.40	0.66	(0.32)	(0.07)	(0.39)
Year ended 3-31-2012	10.10	0.18	0.51	0.69	(0.35)	—	(0.35)
Year ended 3-31-2011	9.82	0.30	0.40	0.70	(0.33)	(0.09)	(0.42)
Year ended 3-31-2010	8.76	0.35	1.07	1.42	(0.36)	—	(0.36)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$10.46	0.48%	$561	1.04%	2.35%	—%	—%	202%
Year ended 3-31-2013	10.71	6.33	554	1.06	2.42	—	—	269
Year ended 3-31-2012	10.44	6.83	437	1.11	1.68	—	—	309
Year ended 3-31-2011	10.10	7.08	333	1.14	2.97	—	—	432
Year ended 3-31-2010	9.82	16.27	168	1.21	3.58	—	—	410
Class B Shares[4]								
Year ended 3-31-2014	10.46	-0.45	7	1.98	1.45	—	—	202
Year ended 3-31-2013	10.71	5.28	11	2.05	1.41	—	—	269
Year ended 3-31-2012	10.44	5.68	10	2.19	0.61	—	—	309
Year ended 3-31-2011	10.10	5.94	9	2.22	1.87	2.23	1.86	432
Year ended 3-31-2010	9.82	14.84	6	2.41	2.36	—	—	410
Class C Shares								
Year ended 3-31-2014	10.46	-0.31	21	1.82	1.61	—	—	202
Year ended 3-31-2013	10.71	5.55	39	1.79	1.67	—	—	269
Year ended 3-31-2012	10.44	6.03	40	1.84	0.92	—	—	309
Year ended 3-31-2011	10.10	6.31	26	1.85	2.16	—	—	432
Year ended 3-31-2010	9.82	15.44	19	1.95	2.87	—	—	410
Class E Shares								
Year ended 3-31-2014	10.46	0.38	4	1.14	2.26	1.35	2.05	202
Year ended 3-31-2013	10.71	6.25	5	1.14	2.33	1.35	2.12	269
Year ended 3-31-2012	10.44	6.79	4	1.14	1.66	1.42	1.38	309
Year ended 3-31-2011	10.10	7.01	3	1.19	2.87	1.47	2.59	432
Year ended 3-31-2010	9.82	16.30	2	1.21	3.56	1.68	3.09	410
Class I Shares								
Year ended 3-31-2014	10.46	0.77	4	0.76	2.65	—	—	202
Year ended 3-31-2013	10.71	6.67	6	0.76	2.68	—	—	269
Year ended 3-31-2012	10.44	7.19	4	0.77	1.96	—	—	309
Year ended 3-31-2011	10.10	7.43	1	0.80	3.34	—	—	432
Year ended 3-31-2010	9.82	16.73	1	0.84	3.84	—	—	410
Class R Shares								
Year ended 3-31-2014	10.46	0.18	—*	1.35	2.04	—	—	202
Year ended 3-31-2013[5]	10.71	0.96	—*	1.30[6]	0.82[6]	—	—	269[7]
Class Y Shares								
Year ended 3-31-2014	10.46	0.51	3	1.00	2.42	—	—	202
Year ended 3-31-2013	10.71	6.39	5	1.00	2.49	—	—	269
Year ended 3-31-2012	10.44	6.91	8	1.03	1.78	—	—	309
Year ended 3-31-2011	10.10	7.17	7	1.05	3.00	—	—	432
Year ended 3-31-2010	9.82	16.41	6	1.09	3.58	—	—	410

See Accompanying Notes to Financial Statements.

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2014	$12.15	$ 0.05	$2.67	$2.72	$(0.04)	$(0.79)	$ —	$(0.83)
Year ended 3-31-2013	10.91	0.04	1.33	1.37	(0.05)	(0.08)	—	(0.13)
Year ended 3-31-2012	10.68	0.02	0.58	0.60	—	(0.37)	—	(0.37)
Year ended 3-31-2011	8.91	(0.01)	1.95	1.94	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.04	0.00	2.89	2.89	—	—	(0.02)	(0.02)
Class B Shares[4]								
Year ended 3-31-2014	10.78	(0.07)	2.36	2.29	—	(0.75)	—	(0.75)
Year ended 3-31-2013	9.75	(0.07)	1.18	1.11	—	(0.08)	—	(0.08)
Year ended 3-31-2012	9.59	(0.08)	0.52	0.44	—	(0.28)	—	(0.28)
Year ended 3-31-2011	8.10	(0.10)	1.76	1.66	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.54	(0.06)	2.62	2.56	—	—	—	—
Class C Shares								
Year ended 3-31-2014	11.03	(0.05)	2.41	2.36	—	(0.76)	—	(0.76)
Year ended 3-31-2013	9.95	(0.04)	1.20	1.16	—	(0.08)	—	(0.08)
Year ended 3-31-2012	9.77	(0.06)	0.55	0.49	—	(0.31)	—	(0.31)
Year ended 3-31-2011	8.23	(0.07)	1.78	1.71	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.61	(0.04)	2.66	2.62	—	—	—	—
Class E Shares								
Year ended 3-31-2014	12.12	0.02	2.67	2.69	(0.02)	(0.79)	—	(0.81)
Year ended 3-31-2013	10.89	0.03	1.32	1.35	(0.04)	(0.08)	—	(0.12)
Year ended 3-31-2012	10.67	0.01	0.59	0.60	—	(0.38)	—	(0.38)
Year ended 3-31-2011	8.90	0.00	1.94	1.94	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.03	0.00	2.89	2.89	—	—	(0.02)	(0.02)
Class I Shares								
Year ended 3-31-2014	13.15	0.09	2.91	3.00	(0.07)	(0.79)	—	(0.86)
Year ended 3-31-2013	11.78	0.08	1.44	1.52	(0.07)	(0.08)	—	(0.15)
Year ended 3-31-2012	11.50	0.05	0.64	0.69	—	(0.41)	—	(0.41)
Year ended 3-31-2011	9.55	0.03	2.09	2.12	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.47	(0.01)	3.13	3.12	—	—	(0.04)	(0.04)
Class R Shares								
Year ended 3-31-2014	12.13	0.01	2.67	2.68	(0.01)	(0.79)	—	(0.80)
Year ended 3-31-2013[5]	11.15	0.00	0.98	0.98	—	—	—	—
Class Y Shares								
Year ended 3-31-2014	12.87	0.09	2.84	2.93	(0.07)	(0.79)	—	(0.86)
Year ended 3-31-2013	11.54	0.06	1.40	1.46	(0.05)	(0.08)	—	(0.13)
Year ended 3-31-2012	11.27	0.03	0.63	0.66	—	(0.39)	—	(0.39)
Year ended 3-31-2011	9.39	0.01	2.04	2.05	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.36	0.00	3.06	3.06	—	—	(0.03)	(0.03)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$14.04	22.76%	$499	1.15%	0.35%	1.20%	0.30%	61%
Year ended 3-31-2013	12.15	12.66	320	1.23	0.35	1.26	0.32	60
Year ended 3-31-2012	10.91	6.16	196	1.30	0.15	—	—	65
Year ended 3-31-2011	10.68	21.99	139	1.40	-0.10	—	—	107
Year ended 3-31-2010	8.91	47.83	97	1.44	0.19	—	—	101
Class B Shares[4]								
Year ended 3-31-2014	12.32	21.62	11	2.12	-0.62	—	—	61
Year ended 3-31-2013	10.78	11.49	10	2.24	-0.68	—	—	60
Year ended 3-31-2012	9.75	5.05	5	2.36	-0.89	—	—	65
Year ended 3-31-2011	9.59	20.73	5	2.46	-1.19	—	—	107
Year ended 3-31-2010	8.10	46.21	5	2.51	-0.87	—	—	101
Class C Shares								
Year ended 3-31-2014	12.63	21.79	144	1.94	-0.44	—	—	61
Year ended 3-31-2013	11.03	11.76	115	2.02	-0.43	—	—	60
Year ended 3-31-2012	9.95	5.46	99	2.08	-0.61	—	—	65
Year ended 3-31-2011	9.77	21.01	105	2.15	-0.87	—	—	107
Year ended 3-31-2010	8.23	46.70	96	2.20	-0.57	—	—	101
Class E Shares								
Year ended 3-31-2014	14.00	22.57	7	1.35	0.15	1.51	-0.01	61
Year ended 3-31-2013	12.12	12.53	4	1.35	0.25	1.61	-0.01	60
Year ended 3-31-2012	10.89	6.13	3	1.35	0.10	1.72	-0.27	65
Year ended 3-31-2011	10.67	22.02	2	1.35	-0.05	1.92	-0.62	107
Year ended 3-31-2010	8.90	48.03	1	1.35	0.26	2.16	-0.55	101
Class I Shares								
Year ended 3-31-2014	15.29	23.18	153	0.84	0.63	0.91	0.56	61
Year ended 3-31-2013	13.15	13.08	60	0.91	0.69	0.93	0.67	60
Year ended 3-31-2012	11.78	6.57	28	0.94	0.47	—	—	65
Year ended 3-31-2011	11.50	22.41	5	0.99	0.33	—	—	107
Year ended 3-31-2010	9.55	48.34	3	0.99	0.55	—	—	101
Class R Shares								
Year ended 3-31-2014	14.01	22.41	2	1.50	0.04	—	—	61
Year ended 3-31-2013[5]	12.13	8.79	—*	1.50[6]	-0.13[6]	—	—	60[7]
Class Y Shares								
Year ended 3-31-2014	14.94	23.14	68	0.84	0.64	1.16	0.32	61
Year ended 3-31-2013	12.87	12.82	27	1.09	0.48	1.18	0.40	60
Year ended 3-31-2012	11.54	6.35	18	1.20	0.27	—	—	65
Year ended 3-31-2011	11.27	22.04	11	1.24	0.06	—	—	107
Year ended 3-31-2010	9.39	48.15	5	1.24	0.39	—	—	101

See Accompanying Notes to Financial Statements.

IVY CUNDILL GLOBAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2014	$14.68	$(0.03)	$ 3.32	$ 3.29	$(0.01)	$—	$ —	$(0.01)
Year ended 3-31-2013	13.44	0.01	1.23	1.24	—	—	—	—
Year ended 3-31-2012	14.00	0.02	(0.57)	(0.55)	(0.01)	—	—	(0.01)
Year ended 3-31-2011	12.63	0.03	1.34	1.37	—	—	—	—
Year ended 3-31-2010	8.55	0.04	4.15	4.19	(0.08)	—	(0.03)	(0.11)
Class B Shares[4]								
Year ended 3-31-2014	13.81	(0.19)	3.10	2.91	—	—	—	—
Year ended 3-31-2013	12.78	(0.11)	1.14	1.03	—	—	—	—
Year ended 3-31-2012	13.43	(0.09)	(0.56)	(0.65)	—	—	—	—
Year ended 3-31-2011	12.22	(0.07)	1.28	1.21	—	—	—	—
Year ended 3-31-2010	8.31	(0.04)	3.99	3.95	(0.03)	—	(0.01)	(0.04)
Class C Shares								
Year ended 3-31-2014	13.99	(0.12)	3.16	3.04	—	—	—	—
Year ended 3-31-2013	12.88	(0.05)	1.16	1.11	—	—	—	—
Year ended 3-31-2012	13.48	(0.05)	(0.55)	(0.60)	—	—	—	—
Year ended 3-31-2011	12.23	(0.03)	1.28	1.25	—	—	—	—
Year ended 3-31-2010	8.30	0.00	3.99	3.99	(0.05)	—	(0.01)	(0.06)
Class E Shares								
Year ended 3-31-2014	14.78	(0.03)	3.34	3.31	(0.04)	—	—	(0.04)
Year ended 3-31-2013	13.49	0.04	1.25	1.29	—	—	—	—
Year ended 3-31-2012	14.04	0.05	(0.57)	(0.52)	(0.03)	—	—	(0.03)
Year ended 3-31-2011	12.64	0.06	1.34	1.40	—	—	—	—
Year ended 3-31-2010	8.55	0.06	4.16	4.22	(0.10)	—	(0.03)	(0.13)
Class I Shares								
Year ended 3-31-2014	14.98	0.05	3.39	3.44	(0.09)	—	—	(0.09)
Year ended 3-31-2013	13.64	0.09	1.25	1.34	—	—	—	—
Year ended 3-31-2012	14.23	0.10	(0.59)	(0.49)	(0.10)	—	—	(0.10)
Year ended 3-31-2011	12.76	0.11	1.36	1.47	—	—	—	—
Year ended 3-31-2010	8.64	0.07	4.22	4.29	(0.13)	—	(0.04)	(0.17)
Class R Shares								
Year ended 3-31-2014	14.68	(0.05)	3.32	3.27	(0.01)	—	—	(0.01)
Year ended 3-31-2013[5]	13.62	(0.01)	1.07	1.06	—	—	—	—
Class Y Shares								
Year ended 3-31-2014	14.86	(0.01)	3.39	3.38	(0.04)	—	—	(0.04)
Year ended 3-31-2013	13.56	0.09	1.21	1.30	—	—	—	—
Year ended 3-31-2012	14.15	0.11	(0.59)	(0.48)	(0.11)	—	—	(0.11)
Year ended 3-31-2011	12.69	0.11	1.35	1.46	—	—	—	—
Year ended 3-31-2010	8.58	0.07	4.22	4.29	(0.14)	—	(0.04)	(0.18)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$17.96	22.41%	$332	1.61%	-0.20%	1.75%	-0.34%	47%
Year ended 3-31-2013	14.68	9.23	196	1.86	0.05	1.91	—	26
Year ended 3-31-2012	13.44	-3.93	200	1.86	0.16	—	—	38
Year ended 3-31-2011	14.00	10.85	250	1.83	0.27	—	—	46
Year ended 3-31-2010	12.63	49.03	255	1.90	0.57	1.92	0.55	35
Class B Shares[4]								
Year ended 3-31-2014	16.72	21.07	4	2.72	-1.23	2.86	-1.37	47
Year ended 3-31-2013	13.81	8.06	6	2.94	-0.92	2.99	-0.97	26
Year ended 3-31-2012	12.78	-4.84	10	2.81	-0.76	—	—	38
Year ended 3-31-2011	13.43	9.90	16	2.74	-0.61	—	—	46
Year ended 3-31-2010	12.22	47.51	20	2.81	-0.29	—	—	35
Class C Shares								
Year ended 3-31-2014	17.03	21.73	24	2.22	-0.78	2.36	-0.92	47
Year ended 3-31-2013	13.99	8.62	21	2.39	-0.44	2.44	-0.49	26
Year ended 3-31-2012	12.88	-4.45	26	2.42	-0.39	—	—	38
Year ended 3-31-2011	13.48	10.22	36	2.41	-0.28	—	—	46
Year ended 3-31-2010	12.23	48.10	43	2.46	0.08	—	—	35
Class E Shares								
Year ended 3-31-2014	18.05	22.43	1	1.59	-0.17	2.08	-0.65	47
Year ended 3-31-2013	14.78	9.56	1	1.59	0.28	2.35	-0.48	26
Year ended 3-31-2012	13.49	-3.66	1	1.59	0.42	2.36	-0.35	38
Year ended 3-31-2011	14.04	11.08	1	1.59	0.46	2.37	-0.32	46
Year ended 3-31-2010	12.64	49.41	—*	1.59	0.75	2.63	-0.29	35
Class I Shares								
Year ended 3-31-2014	18.33	22.98	7	1.14	0.27	1.28	0.13	47
Year ended 3-31-2013	14.98	9.82	4	1.24	0.70	1.29	0.65	26
Year ended 3-31-2012	13.64	-3.32	5	1.27	0.75	—	—	38
Year ended 3-31-2011	14.23	11.52	6	1.28	0.85	—	—	46
Year ended 3-31-2010	12.76	49.77	6	1.31	0.93	—	—	35
Class R Shares								
Year ended 3-31-2014	17.94	22.30	—*	1.72	-0.28	1.86	-0.42	47
Year ended 3-31-2013[5]	14.68	7.78	—*	1.66[6]	-0.37[6]	1.71[6]	-0.42[6]	26[7]
Class Y Shares								
Year ended 3-31-2014	18.20	22.76	4	1.35	-0.04	1.49	-0.18	47
Year ended 3-31-2013	14.86	9.59	4	1.47	0.74	1.63	0.58	26
Year ended 3-31-2012	13.56	-3.24	13	1.20	0.85	1.54	0.51	38
Year ended 3-31-2011	14.15	11.51	20	1.20	0.85	1.54	0.51	46
Year ended 3-31-2010	12.69	50.14	17	1.20	1.12	1.55	0.77	35

See Accompanying Notes to Financial Statements.

IVY DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$17.20	$0.19	$ 3.33	$ 3.52	$(0.16)	$(0.29)	$(0.45)
Year ended 3-31-2013	15.70	0.23	1.48	1.71	(0.21)	—	(0.21)
Year ended 3-31-2012	16.14	0.18	(0.44)	(0.26)	(0.18)	—	(0.18)
Year ended 3-31-2011	13.61	0.13	2.55	2.68	(0.15)	—	(0.15)
Year ended 3-31-2010	9.86	0.12	3.74	3.86	(0.11)	—	(0.11)
Class B Shares[4]							
Year ended 3-31-2014	16.99	0.05	3.27	3.32	(0.05)	(0.29)	(0.34)
Year ended 3-31-2013	15.54	0.09	1.48	1.57	(0.12)	—	(0.12)
Year ended 3-31-2012	15.98	0.04	(0.43)	(0.39)	(0.05)	—	(0.05)
Year ended 3-31-2011	13.49	0.00	2.52	2.52	(0.03)	—	(0.03)
Year ended 3-31-2010	9.79	0.00	3.71	3.71	(0.01)	—	(0.01)
Class C Shares							
Year ended 3-31-2014	17.05	0.07	3.29	3.36	(0.07)	(0.29)	(0.36)
Year ended 3-31-2013	15.59	0.11	1.49	1.60	(0.14)	—	(0.14)
Year ended 3-31-2012	16.03	0.07	(0.43)	(0.36)	(0.08)	—	(0.08)
Year ended 3-31-2011	13.53	0.03	2.54	2.57	(0.07)	—	(0.07)
Year ended 3-31-2010	9.81	0.04	3.71	3.75	(0.03)	—	(0.03)
Class E Shares							
Year ended 3-31-2014	17.16	0.17	3.32	3.49	(0.15)	(0.29)	(0.44)
Year ended 3-31-2013	15.66	0.21	1.49	1.70	(0.20)	—	(0.20)
Year ended 3-31-2012	16.10	0.17	(0.44)	(0.27)	(0.17)	—	(0.17)
Year ended 3-31-2011	13.58	0.13	2.54	2.67	(0.15)	—	(0.15)
Year ended 3-31-2010	9.84	0.13	3.73	3.86	(0.12)	—	(0.12)
Class I Shares							
Year ended 3-31-2014	17.25	0.26	3.33	3.59	(0.22)	(0.29)	(0.51)
Year ended 3-31-2013	15.73	0.28	1.49	1.77	(0.25)	—	(0.25)
Year ended 3-31-2012	16.17	0.24	(0.45)	(0.21)	(0.23)	—	(0.23)
Year ended 3-31-2011	13.63	0.18	2.56	2.74	(0.20)	—	(0.20)
Year ended 3-31-2010	9.88	0.17	3.75	3.92	(0.17)	—	(0.17)
Class R Shares							
Year ended 3-31-2014	17.19	0.14	3.33	3.47	(0.12)	(0.29)	(0.41)
Year ended 3-31-2013[5]	15.79	0.01	1.39	1.40	—	—	—
Class Y Shares							
Year ended 3-31-2014	17.23	0.21	3.33	3.54	(0.18)	(0.29)	(0.47)
Year ended 3-31-2013	15.72	0.24	1.50	1.74	(0.23)	—	(0.23)
Year ended 3-31-2012	16.16	0.19	(0.44)	(0.25)	(0.19)	—	(0.19)
Year ended 3-31-2011	13.63	0.15	2.55	2.70	(0.17)	—	(0.17)
Year ended 3-31-2010	9.87	0.14	3.75	3.89	(0.13)	—	(0.13)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$20.27	20.70%	$291	1.27%	1.03%	—%	—%	43%
Year ended 3-31-2013	17.20	11.06	246	1.28	1.43	—	—	45
Year ended 3-31-2012	15.70	-1.54	261	1.29	1.21	—	—	37
Year ended 3-31-2011	16.14	19.85	252	1.33	0.94	—	—	45
Year ended 3-31-2010	13.61	39.29	182	1.40	1.02	—	—	46
Class B Shares[4]								
Year ended 3-31-2014	19.97	19.70	13	2.05	0.25	—	—	43
Year ended 3-31-2013	16.99	10.10	11	2.13	0.60	—	—	45
Year ended 3-31-2012	15.54	-2.35	15	2.18	0.30	—	—	37
Year ended 3-31-2011	15.98	18.69	16	2.25	0.02	—	—	45
Year ended 3-31-2010	13.49	37.88	10	2.44	-0.01	—	—	46
Class C Shares								
Year ended 3-31-2014	20.05	19.85	47	1.93	0.37	—	—	43
Year ended 3-31-2013	17.05	10.32	39	1.97	0.73	—	—	45
Year ended 3-31-2012	15.59	-2.23	43	2.00	0.48	—	—	37
Year ended 3-31-2011	16.03	19.07	50	2.02	0.24	—	—	45
Year ended 3-31-2010	13.53	38.30	43	2.09	0.35	—	—	46
Class E Shares								
Year ended 3-31-2014	20.21	20.52	4	1.37	0.93	1.66	0.64	43
Year ended 3-31-2013	17.16	11.00	4	1.36	1.31	1.80	0.87	45
Year ended 3-31-2012	15.66	-1.61	3	1.37	1.14	1.92	0.59	37
Year ended 3-31-2011	16.10	19.80	3	1.37	0.89	2.03	0.23	45
Year ended 3-31-2010	13.58	39.33	2	1.37	1.06	2.35	0.08	46
Class I Shares								
Year ended 3-31-2014	20.33	21.06	19	0.94	1.36	—	—	43
Year ended 3-31-2013	17.25	11.45	15	0.93	1.74	—	—	45
Year ended 3-31-2012	15.73	-1.18	14	0.94	1.60	—	—	37
Year ended 3-31-2011	16.17	20.32	7	0.97	1.31	—	—	45
Year ended 3-31-2010	13.63	39.80	6	0.98	1.51	—	—	46
Class R Shares								
Year ended 3-31-2014	20.25	20.29	—*	1.54	0.76	—	—	43
Year ended 3-31-2013[5]	17.19	8.93	—*	1.51[6]	0.23[6]	—	—	45[7]
Class Y Shares								
Year ended 3-31-2014	20.30	20.74	11	1.19	1.11	—	—	43
Year ended 3-31-2013	17.23	11.19	12	1.18	1.51	—	—	45
Year ended 3-31-2012	15.72	-1.43	15	1.19	1.27	—	—	37
Year ended 3-31-2011	16.16	19.99	18	1.21	1.05	—	—	45
Year ended 3-31-2010	13.63	39.58	16	1.23	1.19	—	—	46

See Accompanying Notes to Financial Statements.

IVY EMERGING MARKETS EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$13.88	$ 0.02	$ 1.22	$ 1.24	$(0.08)	$ —	$(0.08)
Year ended 3-31-2013	13.98	0.03	(0.03)	0.00	(0.10)	—	(0.10)
Year ended 3-31-2012	16.94	0.01	(2.39)	(2.38)	(0.06)	(0.52)	(0.58)
Year ended 3-31-2011	14.84	(0.01)	2.11	2.10	—	—	—
Year ended 3-31-2010	8.86	(0.08)	6.06	5.98	—	—	—
Class B Shares[3]							
Year ended 3-31-2014	11.78	(0.12)	1.00	0.88	—	—	—
Year ended 3-31-2013	11.92	(0.10)	(0.04)	(0.14)	—*	—	—*
Year ended 3-31-2012	14.64	(0.13)	(2.07)	(2.20)	—	0.52	0.52
Year ended 3-31-2011	12.97	(0.15)	1.82	1.67	—	—	—
Year ended 3-31-2010	7.83	(0.19)	5.33	5.14	—	—	—
Class C Shares							
Year ended 3-31-2014	12.23	(0.07)	1.06	0.99	(0.02)	—	(0.02)
Year ended 3-31-2013	12.36	(0.06)	(0.03)	(0.09)	(0.04)	—	(0.04)
Year ended 3-31-2012	15.10	(0.08)	(2.14)	(2.22)	—	(0.52)	(0.52)
Year ended 3-31-2011	13.33	(0.10)	1.87	1.77	—	—	—
Year ended 3-31-2010	8.01	(0.17)	5.49	5.32	—	—	—
Class E Shares[4]							
Year ended 3-31-2014	14.04	0.06	1.25	1.31	(0.12)	—	(0.12)
Year ended 3-31-2013	14.12	0.09	(0.03)	0.06	(0.14)	—	(0.14)
Year ended 3-31-2012	17.15	0.06	(2.41)	(2.35)	(0.16)	(0.52)	(0.68)
Year ended 3-31-2011	14.98	0.05	2.12	2.17	—	—	—
Year ended 3-31-2010	8.90	(0.01)	6.09	6.08	—	—	—
Class I Shares							
Year ended 3-31-2014	14.23	0.09	1.26	1.35	(0.15)	—	(0.15)
Year ended 3-31-2013	14.30	0.10	(0.02)	0.08	(0.15)	—	(0.15)
Year ended 3-31-2012	17.39	0.08	(2.46)	(2.38)	(0.19)	(0.52)	(0.71)
Year ended 3-31-2011	15.16	0.05	2.18	2.23	—	—	—
Year ended 3-31-2010	9.00	(0.01)	6.17	6.16	—	—	—
Class R Shares							
Year ended 3-31-2014	13.87	(0.01)	1.23	1.22	(0.07)	—	(0.07)
Year ended 3-31-2013[5]	14.07	(0.04)	(0.16)	(0.20)	—	—	—
Class Y Shares							
Year ended 3-31-2014	14.13	0.05	1.26	1.31	(0.11)	—	(0.11)
Year ended 3-31-2013	14.22	0.09	(0.05)	0.04	(0.13)	—	(0.13)
Year ended 3-31-2012	17.25	0.05	(2.44)	(2.39)	(0.12)	(0.52)	(0.64)
Year ended 3-31-2011	15.08	0.03	2.14	2.17	—	—	—
Year ended 3-31-2010	8.98	(0.05)	6.15	6.10	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) Class share is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2014	$15.04	8.95%	$536	1.73%	0.17%	138%
Year ended 3-31-2013	13.88	-0.02	491	1.74	0.25	142
Year ended 3-31-2012	13.98	-13.71	504	1.75	0.04	97
Year ended 3-31-2011	16.94	14.15	600	1.72	-0.07	137
Year ended 3-31-2010	14.84	67.50	514	1.83	-0.61	81
Class B Shares[3]						
Year ended 3-31-2014	12.66	7.47	9	3.00	-1.04	138
Year ended 3-31-2013	11.78	-1.13	8	2.94	-0.88	142
Year ended 3-31-2012	11.92	-14.69	10	2.88	-1.03	97
Year ended 3-31-2011	14.64	12.88	16	2.81	-1.07	137
Year ended 3-31-2010	12.97	65.65	17	2.91	-1.64	81
Class C Shares						
Year ended 3-31-2014	13.20	8.06	44	2.47	-0.59	138
Year ended 3-31-2013	12.23	-0.77	16	2.53	-0.48	142
Year ended 3-31-2012	12.36	-14.37	20	2.51	-0.63	97
Year ended 3-31-2011	15.10	13.28	32	2.46	-0.73	137
Year ended 3-31-2010	13.33	66.42	35	2.56	-1.38	81
Class E Shares[4]						
Year ended 3-31-2014	15.23	9.35	—*	1.35	0.44	138
Year ended 3-31-2013	14.04	0.40	—*	1.34	0.64	142
Year ended 3-31-2012	14.12	-13.32	—*	1.37	0.41	97
Year ended 3-31-2011	17.15	14.49	—*	1.36	0.30	137
Year ended 3-31-2010	14.98	68.32	—*	1.42	-0.11	81
Class I Shares						
Year ended 3-31-2014	15.43	9.52	139	1.22	0.62	138
Year ended 3-31-2013	14.23	0.55	147	1.22	0.69	142
Year ended 3-31-2012	14.30	-13.28	138	1.25	0.52	97
Year ended 3-31-2011	17.39	14.71	159	1.24	0.28	137
Year ended 3-31-2010	15.16	68.44	104	1.29	-0.11	81
Class R Shares						
Year ended 3-31-2014	15.02	8.75	1	1.83	-0.05	138
Year ended 3-31-2013[5]	13.87	-1.35	—*	1.80[6]	-1.09[6]	142[7]
Class Y Shares						
Year ended 3-31-2014	15.33	9.19	11	1.47	0.34	138
Year ended 3-31-2013	14.13	0.31	5	1.47	0.63	142
Year ended 3-31-2012	14.22	-13.48	6	1.50	0.30	97
Year ended 3-31-2011	17.25	14.39	9	1.50	0.22	137
Year ended 3-31-2010	15.08	67.93	9	1.55	-0.38	81

.

See Accompanying Notes to Financial Statements.

IVY EUROPEAN OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$24.70	$ 0.32	$ 4.82	$ 5.14	$(0.08)	$—	$(0.08)
Year ended 3-31-2013	22.89	0.07	1.83	1.90	(0.09)	—	(0.09)
Year ended 3-31-2012	24.61	0.07	(1.72)	(1.65)	(0.07)	—	(0.07)
Year ended 3-31-2011	21.44	(0.01)	3.24	3.23	(0.06)	—	(0.06)
Year ended 3-31-2010	15.08	0.27	6.43	6.70	(0.34)	—	(0.34)
Class B Shares[3]							
Year ended 3-31-2014	23.16	0.01	4.49	4.50	—	—	—
Year ended 3-31-2013	21.62	(0.15)	1.69	1.54	—	—	—
Year ended 3-31-2012	23.40	(0.13)	(1.65)	(1.78)	—	—	—
Year ended 3-31-2011	20.53	(0.21)	3.08	2.87	—*	—	—*
Year ended 3-31-2010	14.50	0.10	6.14	6.24	(0.21)	—	(0.21)
Class C Shares							
Year ended 3-31-2014	23.53	0.16	4.56	4.72	—	—	—
Year ended 3-31-2013	21.86	(0.06)	1.73	1.67	—	—	—
Year ended 3-31-2012	23.58	(0.06)	(1.66)	(1.72)	—	—	—
Year ended 3-31-2011	20.63	(0.14)	3.11	2.97	(0.02)	—	(0.02)
Year ended 3-31-2010	14.55	0.18	6.17	6.35	(0.27)	—	(0.27)
Class E Shares[4]							
Year ended 3-31-2014	24.84	0.44	4.85	5.29	(0.20)	—	(0.20)
Year ended 3-31-2013	23.02	0.18	1.84	2.02	(0.20)	—	(0.20)
Year ended 3-31-2012	24.76	0.18	(1.74)	(1.56)	(0.18)	—	(0.18)
Year ended 3-31-2011	21.48	0.09	3.28	3.37	(0.09)	—	(0.09)
Year ended 3-31-2010	15.08	0.39	6.44	6.83	(0.43)	—	(0.43)
Class I Shares							
Year ended 3-31-2014	24.87	0.48	4.85	5.33	(0.23)	—	(0.23)
Year ended 3-31-2013	23.04	0.26	1.81	2.07	(0.24)	—	(0.24)
Year ended 3-31-2012	24.82	0.21	(1.75)	(1.54)	(0.24)	—	(0.24)
Year ended 3-31-2011	21.51	0.12	3.29	3.41	(0.10)	—	(0.10)
Year ended 3-31-2010	15.09	0.44	6.43	6.87	(0.45)	—	(0.45)
Class R Shares							
Year ended 3-31-2014	24.70	0.31	4.82	5.13	(0.08)	—	(0.08)
Year ended 3-31-2013[5]	24.16	0.00	0.54	0.54	—	—	—
Class Y Shares							
Year ended 3-31-2014	24.86	0.44	4.81	5.25	(0.16)	—	(0.16)
Year ended 3-31-2013	23.04	0.15	1.85	2.00	(0.18)	—	(0.18)
Year ended 3-31-2012	24.75	0.17	(1.75)	(1.58)	(0.13)	—	(0.13)
Year ended 3-31-2011	21.50	0.09	3.24	3.33	(0.08)	—	(0.08)
Year ended 3-31-2010	15.10	0.33	6.48	6.81	(0.41)	—	(0.41)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) Class share is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2014	$29.76	20.83%	$163	1.76%	1.17%	116%
Year ended 3-31-2013	24.70	8.31	162	1.81	0.32	71
Year ended 3-31-2012	22.89	-6.67	167	1.84	0.33	49
Year ended 3-31-2011	24.61	15.07	197	1.82	-0.07	66
Year ended 3-31-2010	21.44	44.42	189	1.98	1.35	100
Class B Shares[3]						
Year ended 3-31-2014	27.66	19.43	2	2.91	0.04	116
Year ended 3-31-2013	23.16	7.12	3	2.89	-0.68	71
Year ended 3-31-2012	21.62	-7.61	5	2.84	-0.63	49
Year ended 3-31-2011	23.40	13.99	8	2.81	-1.01	66
Year ended 3-31-2010	20.53	43.02	9	2.96	0.47	100
Class C Shares						
Year ended 3-31-2014	28.25	20.06	11	2.37	0.61	116
Year ended 3-31-2013	23.53	7.64	9	2.43	-0.26	71
Year ended 3-31-2012	21.86	-7.29	11	2.47	-0.26	49
Year ended 3-31-2011	23.58	14.41	15	2.46	-0.65	66
Year ended 3-31-2010	20.63	43.62	19	2.55	0.87	100
Class E Shares[4]						
Year ended 3-31-2014	29.93	21.34	—*	1.33	1.62	116
Year ended 3-31-2013	24.84	8.83	—*	1.31	0.79	71
Year ended 3-31-2012	23.02	-6.18	—*	1.32	0.80	49
Year ended 3-31-2011	24.76	15.71	—*	1.32	0.40	66
Year ended 3-31-2010	21.48	45.28	—*	1.37	1.92	100
Class I Shares						
Year ended 3-31-2014	29.97	21.50	31	1.19	1.76	116
Year ended 3-31-2013	24.87	8.96	37	1.18	1.13	71
Year ended 3-31-2012	23.04	-6.06	53	1.19	0.94	49
Year ended 3-31-2011	24.82	15.87	43	1.18	0.52	66
Year ended 3-31-2010	21.51	45.52	34	1.23	2.15	100
Class R Shares						
Year ended 3-31-2014	29.75	20.73	—*	1.79	1.15	116
Year ended 3-31-2013[5]	24.70	2.28	—*	1.74[6]	0.02[6]	71[7]
Class Y Shares						
Year ended 3-31-2014	29.95	21.17	3	1.46	1.57	116
Year ended 3-31-2013	24.86	8.71	1	1.42	0.66	71
Year ended 3-31-2012	23.04	-6.30	2	1.45	0.75	49
Year ended 3-31-2011	24.75	15.52	2	1.45	0.38	66
Year ended 3-31-2010	21.50	45.09	3	1.51	1.74	100

See Accompanying Notes to Financial Statements.

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$10.26	$0.35	$(0.19)	$0.16	$(0.34)	$(0.02)	$(0.36)
Year ended 3-31-2013	10.20	0.40	0.11	0.51	(0.42)	(0.03)	(0.45)
Year ended 3-31-2012	10.35	0.39	(0.11)	0.28	(0.39)	(0.04)	(0.43)
Year ended 3-31-2011	10.30	0.36	0.08	0.44	(0.33)	(0.06)	(0.39)
Year ended 3-31-2010	9.39	0.37	0.82	1.19	(0.28)	—	(0.28)
Class B Shares[4]							
Year ended 3-31-2014	10.25	0.27	(0.18)	0.09	(0.26)	(0.02)	(0.28)
Year ended 3-31-2013	10.19	0.32	0.11	0.43	(0.34)	(0.03)	(0.37)
Year ended 3-31-2012	10.35	0.31	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Year ended 3-31-2011	10.29	0.28	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.32	0.80	1.12	(0.21)	—	(0.21)
Class C Shares							
Year ended 3-31-2014	10.25	0.27	(0.18)	0.09	(0.26)	(0.02)	(0.28)
Year ended 3-31-2013	10.19	0.32	0.11	0.43	(0.34)	(0.03)	(0.37)
Year ended 3-31-2012	10.35	0.31	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Year ended 3-31-2011	10.29	0.28	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.30	0.82	1.12	(0.21)	—	(0.21)
Class I Shares							
Year ended 3-31-2014	10.25	0.37	(0.18)	0.19	(0.36)	(0.02)	(0.38)
Year ended 3-31-2013	10.19	0.42	0.11	0.53	(0.44)	(0.03)	(0.47)
Year ended 3-31-2012	10.35	0.41	(0.11)	0.30	(0.42)	(0.04)	(0.46)
Year ended 3-31-2011	10.30	0.39	0.08	0.47	(0.36)	(0.06)	(0.42)
Year ended 3-31-2010	9.39	0.40	0.82	1.22	(0.31)	—	(0.31)
Class R Shares							
Year ended 3-31-2014	10.24	0.29	(0.18)	0.11	(0.28)	(0.02)	(0.30)
Year ended 3-31-2013[5]	10.17	0.09	0.04	0.13	(0.06)	—	(0.06)
Class Y Shares							
Year ended 3-31-2014	10.26	0.34	(0.18)	0.16	(0.33)	(0.02)	(0.35)
Year ended 3-31-2013	10.20	0.40	0.11	0.51	(0.42)	(0.03)	(0.45)
Year ended 3-31-2012	10.36	0.39	(0.12)	0.27	(0.39)	(0.04)	(0.43)
Year ended 3-31-2011	10.30	0.36	0.09	0.45	(0.33)	(0.06)	(0.39)
Year ended 3-31-2010	9.39	0.37	0.82	1.19	(0.28)	—	(0.28)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$10.06	1.65%	$187	0.99%	3.43%	1.25%	3.17%	21%
Year ended 3-31-2013	10.26	5.12	174	0.99	3.92	1.24	3.67	26
Year ended 3-31-2012	10.20	2.74	158	0.99	3.81	1.25	3.55	26
Year ended 3-31-2011	10.35	4.34	141	0.99	3.50	1.25	3.24	26
Year ended 3-31-2010	10.30	12.84	89	0.99	3.95	1.32	3.62	19
Class B Shares[4]								
Year ended 3-31-2014	10.06	0.90	6	1.74	2.67	2.10	2.31	21
Year ended 3-31-2013	10.25	4.34	7	1.74	3.17	2.15	2.76	26
Year ended 3-31-2012	10.19	1.96	6	1.74	3.05	2.26	2.53	26
Year ended 3-31-2011	10.35	3.66	7	1.74	2.76	2.06	2.44	26
Year ended 3-31-2010	10.29	12.01	6	1.74	3.22	2.00	2.96	19
Class C Shares								
Year ended 3-31-2014	10.06	0.90	33	1.74	2.67	1.88	2.53	21
Year ended 3-31-2013	10.25	4.34	44	1.74	3.18	1.90	3.02	26
Year ended 3-31-2012	10.19	1.96	41	1.74	3.06	1.93	2.87	26
Year ended 3-31-2011	10.35	3.66	44	1.74	2.76	1.92	2.58	26
Year ended 3-31-2010	10.29	12.01	33	1.74	3.20	1.97	2.97	19
Class I Shares								
Year ended 3-31-2014	10.06	1.91	58	0.74	3.67	0.89	3.52	21
Year ended 3-31-2013	10.25	5.39	59	0.74	4.13	0.89	3.97	26
Year ended 3-31-2012	10.19	3.00	28	0.74	4.07	0.91	3.90	26
Year ended 3-31-2011	10.35	4.61	25	0.74	3.76	0.92	3.58	26
Year ended 3-31-2010	10.30	13.13	14	0.74	4.20	0.96	3.98	19
Class R Shares								
Year ended 3-31-2014	10.05	1.14	—*	1.48	2.93	—	—	21
Year ended 3-31-2013[5]	10.24	1.30	—*	1.45[6]	3.10[6]	—	—	26[7]
Class Y Shares								
Year ended 3-31-2014	10.07	1.65	8	0.99	3.42	1.13	3.28	21
Year ended 3-31-2013	10.26	5.12	5	0.99	3.94	1.14	3.78	26
Year ended 3-31-2012	10.20	2.74	7	0.99	3.78	1.16	3.61	26
Year ended 3-31-2011	10.36	4.44	15	0.99	3.51	1.17	3.33	26
Year ended 3-31-2010	10.30	12.84	14	0.99	3.96	1.22	3.73	19

See Accompanying Notes to Financial Statements.

IVY GLOBAL EQUITY INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$11.82	$0.57	$1.44	$2.01	$(0.46)	$(0.10)	$(0.56)
Year ended 3-31-2013[4]	10.00	0.35	1.84	2.19	(0.28)	(0.09)	(0.37)
Class B Shares[6]							
Year ended 3-31-2014	11.81	0.47	1.46	1.93	(0.37)	(0.10)	(0.47)
Year ended 3-31-2013[4]	10.00	0.27	1.85	2.12	(0.22)	(0.09)	(0.31)
Class C Shares							
Year ended 3-31-2014	11.81	0.50	1.44	1.94	(0.38)	(0.10)	(0.48)
Year ended 3-31-2013[4]	10.00	0.27	1.85	2.12	(0.22)	(0.09)	(0.31)
Class I Shares							
Year ended 3-31-2014	11.82	0.61	1.46	2.07	(0.51)	(0.10)	(0.61)
Year ended 3-31-2013[4]	10.00	0.37	1.85	2.22	(0.31)	(0.09)	(0.40)
Class R Shares							
Year ended 3-31-2014	11.82	0.52	1.46	1.98	(0.42)	(0.10)	(0.52)
Year ended 3-31-2013[7]	11.28	0.11	0.46	0.57	(0.03)	—	(0.03)
Class Y Shares							
Year ended 3-31-2014	11.82	0.58	1.46	2.04	(0.48)	(0.10)	(0.58)
Year ended 3-31-2013[4]	10.00	0.34	1.86	2.20	(0.29)	(0.09)	(0.38)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from June 4, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$13.27	17.46%	$184	1.30%	4.51%	1.48%	4.33%	98%
Year ended 3-31-2013[4]	11.82	22.15	59	1.29[5]	3.82[5]	1.68[5]	3.43[5]	73
Class B Shares[6]								
Year ended 3-31-2014	13.27	16.68	2	2.04	3.73	2.05	3.72	98
Year ended 3-31-2013[4]	11.81	22.41	1	2.01[5]	2.89[5]	2.21[5]	2.69[5]	73
Class C Shares								
Year ended 3-31-2014	13.27	16.75	8	1.99	3.91	2.04	3.86	98
Year ended 3-31-2013[4]	11.81	21.46	4	1.95[5]	2.95[5]	2.15[5]	2.75[5]	73
Class I Shares								
Year ended 3-31-2014	13.28	17.97	15	0.94	4.86	1.06	4.74	98
Year ended 3-31-2013[4]	11.82	22.47	12	0.94[5]	3.95[5]	1.29[5]	3.60[5]	73
Class R Shares								
Year ended 3-31-2014	13.28	17.11	—*	1.65	4.11	1.66	4.10	98
Year ended 3-31-2013[7]	11.82	5.05	—*	1.67[5]	3.36[5]	1.87[5]	3.16[5]	73
Class Y Shares								
Year ended 3-31-2014	13.28	17.68	4	1.19	4.60	1.31	4.48	98
Year ended 3-31-2013[4]	11.82	22.25	4	1.18[5]	3.70[5]	1.54[5]	3.34[5]	73

See Accompanying Notes to Financial Statements.

IVY GLOBAL INCOME ALLOCATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$14.79	$0.68	$ 0.70	$ 1.38	$(0.59)	$—	$(0.59)
Year ended 3-31-2013	14.52	0.62	0.33	0.95	(0.68)	—	(0.68)
Year ended 3-31-2012	15.19	0.57	(0.57)	0.00	(0.67)	—	(0.67)
Year ended 3-31-2011	13.59	0.36	1.54	1.90	(0.30)	—	(0.30)
Year ended 3-31-2010	9.56	0.26	3.79	4.05	(0.02)	—	(0.02)
Class B Shares[4]							
Year ended 3-31-2014	14.55	0.52	0.70	1.22	(0.45)	—	(0.45)
Year ended 3-31-2013	14.29	0.48	0.32	0.80	(0.54)	—	(0.54)
Year ended 3-31-2012	14.93	0.43	(0.57)	(0.14)	(0.50)	—	(0.50)
Year ended 3-31-2011	13.40	0.23	1.51	1.74	(0.21)	—	(0.21)
Year ended 3-31-2010	9.52	0.12	3.76	3.88	—*	—	—*
Class C Shares							
Year ended 3-31-2014	14.64	0.57	0.70	1.27	(0.50)	—	(0.50)
Year ended 3-31-2013	14.38	0.52	0.32	0.84	(0.58)	—	(0.58)
Year ended 3-31-2012	15.02	0.49	(0.58)	(0.09)	(0.55)	—	(0.55)
Year ended 3-31-2011	13.46	0.28	1.52	1.80	(0.24)	—	(0.24)
Year ended 3-31-2010	9.53	0.18	3.77	3.95	(0.02)	—	(0.02)
Class E Shares							
Year ended 3-31-2014	14.79	0.68	0.70	1.38	(0.59)	—	(0.59)
Year ended 3-31-2013	14.52	0.62	0.33	0.95	(0.68)	—	(0.68)
Year ended 3-31-2012	15.20	0.59	(0.58)	0.01	(0.69)	—	(0.69)
Year ended 3-31-2011	13.59	0.38	1.54	1.92	(0.31)	—	(0.31)
Year ended 3-31-2010	9.54	0.27	3.80	4.07	(0.02)	—	(0.02)
Class I Shares							
Year ended 3-31-2014	14.90	0.74	0.71	1.45	(0.65)	—	(0.65)
Year ended 3-31-2013	14.62	0.70	0.32	1.02	(0.74)	—	(0.74)
Year ended 3-31-2012	15.31	0.64	(0.58)	0.06	(0.75)	—	(0.75)
Year ended 3-31-2011	13.67	0.45	1.53	1.98	(0.34)	—	(0.34)
Year ended 3-31-2010	9.57	0.33	3.80	4.13	(0.03)	—	(0.03)
Class R Shares							
Year ended 3-31-2014	14.79	0.64	0.70	1.34	(0.56)	—	(0.56)
Year ended 3-31-2013[5]	14.37	0.15	0.32	0.47	(0.05)	—	(0.05)
Class Y Shares							
Year ended 3-31-2014	14.85	0.71	0.70	1.41	(0.62)	—	(0.62)
Year ended 3-31-2013	14.57	0.62	0.36	0.98	(0.70)	—	(0.70)
Year ended 3-31-2012	15.25	0.59	(0.57)	0.02	(0.70)	—	(0.70)
Year ended 3-31-2011	13.63	0.41	1.53	1.94	(0.32)	—	(0.32)
Year ended 3-31-2010	9.57	0.28	3.80	4.08	(0.02)	—	(0.02)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$15.58	9.60%	$494	1.35%	4.52%	1.35%	4.52%	92%
Year ended 3-31-2013	14.79	6.84	308	1.35	4.38	1.51	4.22	109
Year ended 3-31-2012	14.52	0.23	228	1.44	3.94	—	—	61
Year ended 3-31-2011	15.19	14.08	213	1.44	2.56	—	—	71
Year ended 3-31-2010	13.59	42.40	183	1.51	2.05	—	—	131
Class B Shares[4]								
Year ended 3-31-2014	15.32	8.53	6	2.27	3.54	—	—	92
Year ended 3-31-2013	14.55	5.90	7	2.31	3.48	2.54	3.25	109
Year ended 3-31-2012	14.29	-0.75	7	2.41	3.05	—	—	61
Year ended 3-31-2011	14.93	13.04	8	2.41	1.62	—	—	71
Year ended 3-31-2010	13.40	40.79	8	2.56	1.04	—	—	131
Class C Shares								
Year ended 3-31-2014	15.41	8.86	28	1.99	3.82	1.99	3.82	92
Year ended 3-31-2013	14.64	6.13	25	2.02	3.70	2.12	3.60	109
Year ended 3-31-2012	14.38	-0.41	19	2.10	3.41	—	—	61
Year ended 3-31-2011	15.02	13.42	23	2.10	1.93	—	—	71
Year ended 3-31-2010	13.46	41.42	24	2.15	1.44	—	—	131
Class E Shares								
Year ended 3-31-2014	15.58	9.56	3	1.33	4.51	1.70	4.14	92
Year ended 3-31-2013	14.79	6.94	2	1.33	4.42	2.03	3.72	109
Year ended 3-31-2012	14.52	0.30	2	1.33	4.07	1.90	3.50	61
Year ended 3-31-2011	15.20	14.25	2	1.33	2.65	2.05	1.93	71
Year ended 3-31-2010	13.59	42.72	1	1.33	2.19	2.35	1.17	131
Class I Shares								
Year ended 3-31-2014	15.70	10.07	39	0.93	4.90	0.94	4.89	92
Year ended 3-31-2013	14.90	7.33	30	0.91	4.98	1.03	4.86	109
Year ended 3-31-2012	14.62	0.67	43	0.99	4.39	—	—	61
Year ended 3-31-2011	15.31	14.63	42	0.99	3.08	—	—	71
Year ended 3-31-2010	13.67	43.15	45	1.00	2.63	—	—	131
Class R Shares								
Year ended 3-31-2014	15.57	9.32	—*	1.55	4.28	—	—	92
Year ended 3-31-2013[5]	14.79	3.30	—*	1.52[6]	3.73[6]	1.53[6]	3.72[6]	109[7]
Class Y Shares								
Year ended 3-31-2014	15.64	9.77	7	1.17	4.68	1.19	4.66	92
Year ended 3-31-2013	14.85	7.08	5	1.17	4.40	1.29	4.28	109
Year ended 3-31-2012	14.57	0.38	4	1.26	4.12	—	—	61
Year ended 3-31-2011	15.25	14.33	6	1.25	2.80	—	—	71
Year ended 3-31-2010	13.63	42.69	6	1.26	2.10	—	—	131

See Accompanying Notes to Financial Statements.

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$8.72	$0.58	$0.18	$0.76	$(0.60)	$(0.13)	$(0.73)
Year ended 3-31-2013	8.30	0.63	0.52	1.15	(0.63)	(0.10)	(0.73)
Year ended 3-31-2012	8.46	0.64	0.02	0.66	(0.65)	(0.17)	(0.82)
Year ended 3-31-2011	8.32	0.69	0.50	1.19	(0.69)	(0.36)	(1.05)
Year ended 3-31-2010	6.58	0.64	1.93	2.57	(0.66)	(0.17)	(0.83)
Class B Shares[4]							
Year ended 3-31-2014	8.72	0.52	0.17	0.69	(0.53)	(0.13)	(0.66)
Year ended 3-31-2013	8.30	0.57	0.52	1.09	(0.57)	(0.10)	(0.67)
Year ended 3-31-2012	8.46	0.58	0.02	0.60	(0.59)	(0.17)	(0.76)
Year ended 3-31-2011	8.32	0.62	0.50	1.12	(0.62)	(0.36)	(0.98)
Year ended 3-31-2010	6.57	0.57	1.94	2.51	(0.59)	(0.17)	(0.76)
Class C Shares							
Year ended 3-31-2014	8.72	0.52	0.18	0.70	(0.54)	(0.13)	(0.67)
Year ended 3-31-2013	8.30	0.57	0.52	1.09	(0.57)	(0.10)	(0.67)
Year ended 3-31-2012	8.46	0.58	0.03	0.61	(0.60)	(0.17)	(0.77)
Year ended 3-31-2011	8.32	0.63	0.50	1.13	(0.63)	(0.36)	(0.99)
Year ended 3-31-2010	6.58	0.60	1.92	2.52	(0.61)	(0.17)	(0.78)
Class E Shares							
Year ended 3-31-2014	8.72	0.55	0.17	0.72	(0.56)	(0.13)	(0.69)
Year ended 3-31-2013	8.30	0.59	0.52	1.11	(0.59)	(0.10)	(0.69)
Year ended 3-31-2012	8.46	0.62	0.01	0.63	(0.62)	(0.17)	(0.79)
Year ended 3-31-2011	8.32	0.67	0.50	1.17	(0.67)	(0.36)	(1.03)
Year ended 3-31-2010	6.57	0.61	1.95	2.56	(0.64)	(0.17)	(0.81)
Class I Shares							
Year ended 3-31-2014	8.72	0.60	0.18	0.78	(0.62)	(0.13)	(0.75)
Year ended 3-31-2013	8.30	0.65	0.52	1.17	(0.65)	(0.10)	(0.75)
Year ended 3-31-2012	8.46	0.66	0.03	0.69	(0.68)	(0.17)	(0.85)
Year ended 3-31-2011	8.32	0.72	0.50	1.22	(0.72)	(0.36)	(1.08)
Year ended 3-31-2010	6.58	0.69	1.91	2.60	(0.69)	(0.17)	(0.86)
Class R Shares							
Year ended 3-31-2014	8.72	0.52	0.21	0.73	(0.57)	(0.13)	(0.70)
Year ended 3-31-2013[5]	8.54	0.16	0.17	0.33	(0.15)	—	(0.15)
Class Y Shares							
Year ended 3-31-2014	8.72	0.58	0.18	0.76	(0.60)	(0.13)	(0.73)
Year ended 3-31-2013	8.30	0.63	0.52	1.15	(0.63)	(0.10)	(0.73)
Year ended 3-31-2012	8.46	0.64	0.03	0.67	(0.66)	(0.17)	(0.83)
Year ended 3-31-2011	8.32	0.69	0.50	1.19	(0.69)	(0.36)	(1.05)
Year ended 3-31-2010	6.58	0.66	1.92	2.58	(0.67)	(0.17)	(0.84)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$8.75	9.09%	$4,151	0.93%	6.68%	—%	—%	75%
Year ended 3-31-2013	8.72	14.50	3,080	0.93	7.42	—	—	68
Year ended 3-31-2012	8.30	8.47	1,847	1.00	7.87	—	—	80
Year ended 3-31-2011	8.46	15.21	1,027	1.08	8.22	—	—	89
Year ended 3-31-2010	8.32	40.44	649	1.13	8.24	—	—	84
Class B Shares[4]								
Year ended 3-31-2014	8.75	8.28	165	1.68	5.96	—	—	75
Year ended 3-31-2013	8.72	13.64	152	1.69	6.65	—	—	68
Year ended 3-31-2012	8.30	7.63	90	1.79	7.10	—	—	80
Year ended 3-31-2011	8.46	14.31	50	1.88	7.43	—	—	89
Year ended 3-31-2010	8.32	39.36	31	2.00	7.36	—	—	84
Class C Shares								
Year ended 3-31-2014	8.75	8.32	1,919	1.64	5.98	—	—	75
Year ended 3-31-2013	8.72	13.71	1,501	1.64	6.70	—	—	68
Year ended 3-31-2012	8.30	7.73	850	1.70	7.16	—	—	80
Year ended 3-31-2011	8.46	14.42	416	1.77	7.52	—	—	89
Year ended 3-31-2010	8.32	39.45	249	1.83	7.50	—	—	84
Class E Shares								
Year ended 3-31-2014	8.75	8.69	10	1.27	6.34	—	—	75
Year ended 3-31-2013	8.72	13.96	8	1.36	6.99	1.38	6.97	68
Year ended 3-31-2012	8.30	8.08	5	1.36	7.55	1.45	7.47	80
Year ended 3-31-2011	8.46	14.86	4	1.36	7.95	1.59	7.72	89
Year ended 3-31-2010	8.32	40.29	2	1.36	8.02	1.83	7.55	84
Class I Shares								
Year ended 3-31-2014	8.75	9.36	4,075	0.69	6.90	—	—	75
Year ended 3-31-2013	8.72	14.77	2,513	0.70	7.64	—	—	68
Year ended 3-31-2012	8.30	8.78	1,255	0.73	8.07	—	—	80
Year ended 3-31-2011	8.46	15.56	384	0.79	8.49	—	—	89
Year ended 3-31-2010	8.32	40.89	199	0.82	8.48	—	—	84
Class R Shares								
Year ended 3-31-2014	8.75	8.71	30	1.28	6.00	—	—	75
Year ended 3-31-2013[5]	8.72	3.94	—*	1.27[6]	6.61[6]	—	—	68[7]
Class Y Shares								
Year ended 3-31-2014	8.75	9.09	1,129	0.93	6.67	0.94	6.66	75
Year ended 3-31-2013	8.72	14.50	835	0.93	7.41	0.95	7.39	68
Year ended 3-31-2012	8.30	8.51	464	0.99	7.84	—	—	80
Year ended 3-31-2011	8.46	15.25	192	1.05	8.22	—	—	89
Year ended 3-31-2010	8.32	40.49	103	1.09	8.28	—	—	84

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$15.98	$0.18	$ 3.24	$ 3.42	$(0.35)	$(0.01)	$(0.36)
Year ended 3-31-2013	15.26	0.21	0.73	0.94	(0.22)	—	(0.22)
Year ended 3-31-2012	17.14	0.27	(1.66)	(1.39)	(0.27)	(0.22)	(0.49)
Year ended 3-31-2011	14.84	0.18	2.27	2.45	(0.15)	—	(0.15)
Year ended 3-31-2010	9.54	0.13	5.27	5.40	(0.10)	—	(0.10)
Class B Shares[4]							
Year ended 3-31-2014	14.49	0.04	2.93	2.97	(0.22)	(0.01)	(0.23)
Year ended 3-31-2013	13.86	0.07	0.66	0.73	(0.10)	—	(0.10)
Year ended 3-31-2012	15.64	0.14	(1.53)	(1.39)	(0.17)	(0.22)	(0.39)
Year ended 3-31-2011	13.59	0.05	2.06	2.11	(0.06)	—	(0.06)
Year ended 3-31-2010	8.77	0.02	4.82	4.84	(0.02)	—	(0.02)
Class C Shares							
Year ended 3-31-2014	14.51	0.07	2.93	3.00	(0.25)	(0.01)	(0.26)
Year ended 3-31-2013	13.88	0.11	0.65	0.76	(0.13)	—	(0.13)
Year ended 3-31-2012	15.65	0.17	(1.53)	(1.36)	(0.19)	(0.22)	(0.41)
Year ended 3-31-2011	13.58	0.07	2.08	2.15	(0.08)	—	(0.08)
Year ended 3-31-2010	8.76	0.05	4.82	4.87	(0.05)	—	(0.05)
Class E Shares							
Year ended 3-31-2014	16.07	0.16	3.25	3.41	(0.33)	(0.01)	(0.34)
Year ended 3-31-2013	15.33	0.20	0.75	0.95	(0.21)	—	(0.21)
Year ended 3-31-2012	17.21	0.27	(1.67)	(1.40)	(0.26)	(0.22)	(0.48)
Year ended 3-31-2011	14.90	0.17	2.29	2.46	(0.15)	—	(0.15)
Year ended 3-31-2010	9.59	0.16	5.27	5.43	(0.12)	—	(0.12)
Class I Shares							
Year ended 3-31-2014	16.07	0.25	3.25	3.50	(0.41)	(0.01)	(0.42)
Year ended 3-31-2013	15.33	0.27	0.75	1.02	(0.28)	—	(0.28)
Year ended 3-31-2012	17.22	0.32	(1.66)	(1.34)	(0.33)	(0.22)	(0.55)
Year ended 3-31-2011	14.90	0.23	2.30	2.53	(0.21)	—	(0.21)
Year ended 3-31-2010	9.58	0.20	5.30	5.50	(0.18)	—	(0.18)
Class R Shares							
Year ended 3-31-2014	15.98	0.11	3.26	3.37	(0.31)	(0.01)	(0.32)
Year ended 3-31-2013[5]	15.40	0.04	0.54	0.58	—	—	—
Class Y Shares							
Year ended 3-31-2014	16.08	0.21	3.25	3.46	(0.37)	(0.01)	(0.38)
Year ended 3-31-2013	15.35	0.24	0.73	0.97	(0.24)	—	(0.24)
Year ended 3-31-2012	17.23	0.29	(1.66)	(1.37)	(0.29)	(0.22)	(0.51)
Year ended 3-31-2011	14.92	0.20	2.28	2.48	(0.17)	—	(0.17)
Year ended 3-31-2010	9.59	0.04	5.43	5.47	(0.14)	—	(0.14)

*   Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$19.04	21.42%	$1,028	1.40%	1.01%	—%	—%	87%
Year ended 3-31-2013	15.98	6.30	694	1.46	1.43	—	—	81
Year ended 3-31-2012	15.26	-7.86	717	1.49	1.75	—	—	88
Year ended 3-31-2011	17.14	16.60	673	1.46	1.21	—	—	101
Year ended 3-31-2010	14.84	56.68	430	1.59	1.09	—	—	94
Class B Shares[4]								
Year ended 3-31-2014	17.23	20.47	13	2.22	0.26	—	—	87
Year ended 3-31-2013	14.49	5.37	12	2.35	0.56	—	—	81
Year ended 3-31-2012	13.86	-8.68	15	2.36	1.02	—	—	88
Year ended 3-31-2011	15.64	15.56	20	2.35	0.40	—	—	101
Year ended 3-31-2010	13.59	55.20	17	2.54	0.19	—	—	94
Class C Shares								
Year ended 3-31-2014	17.25	20.64	117	2.07	0.40	—	—	87
Year ended 3-31-2013	14.51	5.61	98	2.10	0.81	—	—	81
Year ended 3-31-2012	13.88	-8.45	113	2.13	1.18	—	—	88
Year ended 3-31-2011	15.65	15.88	132	2.13	0.55	—	—	101
Year ended 3-31-2010	13.58	55.61	85	2.21	0.47	—	—	94
Class E Shares								
Year ended 3-31-2014	19.14	21.32	4	1.53	0.90	1.85	0.58	87
Year ended 3-31-2013	16.07	6.27	3	1.52	1.36	2.05	0.83	81
Year ended 3-31-2012	15.33	-7.88	3	1.53	1.74	2.09	1.18	88
Year ended 3-31-2011	17.21	16.56	3	1.53	1.13	2.16	0.50	101
Year ended 3-31-2010	14.90	56.68	2	1.53	1.23	2.53	0.23	94
Class I Shares								
Year ended 3-31-2014	19.15	21.93	802	1.04	1.39	—	—	87
Year ended 3-31-2013	16.07	6.75	572	1.05	1.80	—	—	81
Year ended 3-31-2012	15.33	-7.47	505	1.07	2.07	—	—	88
Year ended 3-31-2011	17.22	17.03	307	1.08	1.51	—	—	101
Year ended 3-31-2010	14.90	57.44	93	1.12	1.55	—	—	94
Class R Shares								
Year ended 3-31-2014	19.03	21.19	5	1.64	0.61	—	—	87
Year ended 3-31-2013[5]	15.98	3.77	—*	1.62[6]	0.96[6]	—	—	81[7]
Class Y Shares								
Year ended 3-31-2014	19.16	21.63	153	1.29	1.20	—	—	87
Year ended 3-31-2013	16.08	6.42	148	1.31	1.62	—	—	81
Year ended 3-31-2012	15.35	-7.67	165	1.33	1.88	—	—	88
Year ended 3-31-2011	17.23	16.72	120	1.34	1.36	—	—	101
Year ended 3-31-2010	14.92	57.10	88	1.36	0.82	—	—	94

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$35.50	$ 0.19	$ 5.92	$ 6.11	$(0.46)	$—	$(0.46)
Year ended 3-31-2013	33.45	0.27	2.07	2.34	(0.29)	—	(0.29)
Year ended 3-31-2012	33.23	0.26	(0.04)	0.22	—	—	—
Year ended 3-31-2011	29.04	0.39	4.42	4.81	(0.62)	—	(0.62)
Year ended 3-31-2010	19.83	0.27	9.18	9.45	(0.24)	—	(0.24)
Class B Shares[4]							
Year ended 3-31-2014	31.63	(0.16)	5.25	5.09	(0.13)	—	(0.13)
Year ended 3-31-2013	29.88	(0.05)	1.84	1.79	(0.04)	—	(0.04)
Year ended 3-31-2012	29.99	(0.04)	(0.07)	(0.11)	—	—	—
Year ended 3-31-2011	26.32	0.08	3.99	4.07	(0.40)	—	(0.40)
Year ended 3-31-2010	18.06	0.02	8.29	8.31	(0.05)	—	(0.05)
Class C Shares							
Year ended 3-31-2014	31.61	(0.08)	5.22	5.14	(0.18)	—	(0.18)
Year ended 3-31-2013	29.85	(0.02)	1.83	1.81	(0.05)	—	(0.05)
Year ended 3-31-2012	29.93	(0.02)	(0.06)	(0.08)	—	—	—
Year ended 3-31-2011	26.27	0.10	3.97	4.07	(0.41)	—	(0.41)
Year ended 3-31-2010	18.02	0.01	8.30	8.31	(0.06)	—	(0.06)
Class E Shares[5]							
Year ended 3-31-2014	35.53	0.32	5.89	6.21	(0.55)	—	(0.55)
Year ended 3-31-2013	33.52	0.35	2.07	2.42	(0.41)	—	(0.41)
Year ended 3-31-2012	33.22	0.33	(0.03)	0.30	—	—	—
Year ended 3-31-2011	29.04	0.45	4.42	4.87	(0.69)	—	(0.69)
Year ended 3-31-2010	19.83	0.35	9.18	9.53	(0.32)	—	(0.32)
Class I Shares							
Year ended 3-31-2014	35.85	0.40	5.92	6.32	(0.60)	—	(0.60)
Year ended 3-31-2013	33.84	0.33	2.16	2.49	(0.48)	—	(0.48)
Year ended 3-31-2012	33.50	0.37	(0.03)	0.34	—	—	—
Year ended 3-31-2011	29.26	0.69	4.28	4.97	(0.73)	—	(0.73)
Year ended 3-31-2010	19.98	0.28	9.35	9.63	(0.35)	—	(0.35)
Class R Shares							
Year ended 3-31-2014	35.48	0.13	5.88	6.01	(0.38)	—	(0.38)
Year ended 3-31-2013[6]	34.77	0.01	0.70	0.71	—	—	—
Class Y Shares							
Year ended 3-31-2014	35.57	0.30	5.87	6.17	(0.51)	—	(0.51)
Year ended 3-31-2013	33.54	0.27	2.10	2.37	(0.34)	—	(0.34)
Year ended 3-31-2012	33.28	0.29	(0.03)	0.26	—	—	—
Year ended 3-31-2011	29.06	0.58	4.31	4.89	(0.67)	—	(0.67)
Year ended 3-31-2010	19.86	0.28	9.23	9.51	(0.31)	—	(0.31)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) Annualized.

(8) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$41.15	17.26%	$340	1.49%	0.50%	—%	—%	46%
Year ended 3-31-2013	35.50	7.04	198	1.48	0.80	—	—	40
Year ended 3-31-2012	33.45	0.66	151	1.52	0.81	—	—	49
Year ended 3-31-2011	33.23	16.67	142	1.62	1.28	—	—	74
Year ended 3-31-2010	29.04	47.70	120	1.61	1.04	—	—	80
Class B Shares[4]								
Year ended 3-31-2014	36.59	16.13	5	2.47	-0.46	—	—	46
Year ended 3-31-2013	31.63	5.95	4	2.47	-0.16	—	—	40
Year ended 3-31-2012	29.88	-0.34	3	2.55	-0.16	—	—	49
Year ended 3-31-2011	29.99	15.53	4	2.61	0.29	—	—	74
Year ended 3-31-2010	26.32	46.03	4	2.69	0.06	—	—	80
Class C Shares								
Year ended 3-31-2014	36.57	16.30	28	2.31	-0.23	—	—	46
Year ended 3-31-2013	31.61	6.03	24	2.39	-0.07	—	—	40
Year ended 3-31-2012	29.85	-0.24	25	2.46	-0.09	—	—	49
Year ended 3-31-2011	29.93	15.55	31	2.59	0.31	—	—	74
Year ended 3-31-2010	26.27	46.15	31	2.62	0.07	—	—	80
Class E Shares[5]								
Year ended 3-31-2014	41.19	17.58	—*	1.22	0.84	—	—	46
Year ended 3-31-2013	35.53	7.27	—*	1.25	1.04	—	—	40
Year ended 3-31-2012	33.52	0.90	—*	1.29	1.04	—	—	49
Year ended 3-31-2011	33.22	16.88	—*	1.40	1.49	—	—	74
Year ended 3-31-2010	29.04	48.11	—*	1.32	1.31	—	—	80
Class I Shares								
Year ended 3-31-2014	41.57	17.73	66	1.11	1.02	—	—	46
Year ended 3-31-2013	35.85	7.38	48	1.13	0.96	—	—	40
Year ended 3-31-2012	33.84	1.05	24	1.17	1.14	—	—	49
Year ended 3-31-2011	33.50	17.09	23	1.25	1.85	—	—	74
Year ended 3-31-2010	29.26	48.28	36	1.18	1.22	—	—	80
Class R Shares								
Year ended 3-31-2014	41.11	17.01	—*	1.70	0.33	—	—	46
Year ended 3-31-2013[6]	35.48	2.04	—*	1.70[7]	0.15[7]	—	—	40[8]
Class Y Shares								
Year ended 3-31-2014	41.23	17.38	11	1.38	0.79	—	—	46
Year ended 3-31-2013	35.57	7.14	13	1.39	0.81	—	—	40
Year ended 3-31-2012	33.54	0.78	11	1.40	0.93	1.42	0.91	49
Year ended 3-31-2011	33.28	16.93	9	1.42	1.62	1.58	1.46	74
Year ended 3-31-2010	29.06	47.95	3	1.42	1.16	1.48	1.10	80

See Accompanying Notes to Financial Statements.

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$15.87	$ 0.01	$3.75	$3.76	$ —	$(2.04)	$(2.04)
Year ended 3-31-2013	15.14	0.03	0.73	0.76	(0.03)	—	(0.03)
Year ended 3-31-2012	13.61	(0.01)	1.54	1.53	—	—	—
Year ended 3-31-2011	11.85	0.00	1.77	1.77	(0.01)	—	(0.01)
Year ended 3-31-2010	8.71	0.04	3.15	3.19	(0.05)	—	(0.05)
Class B Shares[4]							
Year ended 3-31-2014	13.73	(0.12)	3.21	3.09	—	(1.98)	(1.98)
Year ended 3-31-2013	13.20	(0.10)	0.63	0.53	—	—	—
Year ended 3-31-2012	11.99	(0.13)	1.34	1.21	—	—	—
Year ended 3-31-2011	10.55	(0.13)	1.57	1.44	—	—	—
Year ended 3-31-2010	7.82	(0.09)	2.82	2.73	—	—	—
Class C Shares							
Year ended 3-31-2014	14.36	(0.11)	3.37	3.26	—	(1.98)	(1.98)
Year ended 3-31-2013	13.78	(0.08)	0.66	0.58	—	—	—
Year ended 3-31-2012	12.49	(0.11)	1.40	1.29	—	—	—
Year ended 3-31-2011	10.95	(0.09)	1.63	1.54	—	—	—
Year ended 3-31-2010	8.09	(0.05)	2.91	2.86	—	—	—
Class E Shares							
Year ended 3-31-2014	15.86	0.01	3.74	3.75	—	(2.04)	(2.04)
Year ended 3-31-2013	15.13	0.03	0.73	0.76	(0.03)	—	(0.03)
Year ended 3-31-2012	13.60	(0.01)	1.54	1.53	—	—	—
Year ended 3-31-2011	11.84	(0.01)	1.78	1.77	(0.01)	—	(0.01)
Year ended 3-31-2010	8.70	0.03	3.16	3.19	(0.05)	—	(0.05)
Class I Shares							
Year ended 3-31-2014	16.31	0.06	3.85	3.91	(0.03)	(2.04)	(2.07)
Year ended 3-31-2013	15.54	0.07	0.76	0.83	(0.06)	—	(0.06)
Year ended 3-31-2012	13.93	0.02	1.59	1.61	—	—	—
Year ended 3-31-2011	12.12	0.03	1.81	1.84	(0.03)	—	(0.03)
Year ended 3-31-2010	8.91	0.06	3.22	3.28	(0.07)	—	(0.07)
Class R Shares							
Year ended 3-31-2014	15.62	(0.04)	3.67	3.63	—	(2.00)	(2.00)
Year ended 3-31-2013	14.92	(0.02)	0.72	0.70	—	—	—
Year ended 3-31-2012	13.46	(0.05)	1.51	1.46	—	—	—
Year ended 3-31-2011	11.74	(0.03)	1.75	1.72	—	—	—
Year ended 3-31-2010	8.63	0.00	3.12	3.12	(0.01)	—	(0.01)
Class Y Shares							
Year ended 3-31-2014	16.11	0.03	3.80	3.83	(0.01)	(2.04)	(2.05)
Year ended 3-31-2013	15.36	0.05	0.74	0.79	(0.04)	—	(0.04)
Year ended 3-31-2012	13.80	0.01	1.55	1.56	—	—	—
Year ended 3-31-2011	12.01	0.01	1.80	1.81	(0.02)	—	(0.02)
Year ended 3-31-2010	8.83	0.05	3.19	3.24	(0.06)	—	(0.06)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$17.59	24.21%	$1,090	1.15%	0.07%	1.19%	0.03%	50%
Year ended 3-31-2013	15.87	5.03	994	1.15	0.22	1.22	0.15	73
Year ended 3-31-2012	15.14	11.24	995	1.15	-0.06	1.22	-0.13	57
Year ended 3-31-2011	13.61	14.98	550	1.15	0.01	1.25	-0.09	91
Year ended 3-31-2010	11.85	36.63	464	1.15	0.33	1.30	0.18	60
Class B Shares[4]								
Year ended 3-31-2014	14.84	23.08	11	2.06	-0.84	—	—	50
Year ended 3-31-2013	13.73	4.02	11	2.15	-0.78	2.18	-0.81	73
Year ended 3-31-2012	13.20	10.09	15	2.18	-1.10	2.22	-1.14	57
Year ended 3-31-2011	11.99	13.65	10	2.32	-1.17	—	—	91
Year ended 3-31-2010	10.55	34.91	9	2.41	-0.94	—	—	60
Class C Shares								
Year ended 3-31-2014	15.64	23.17	78	1.90	-0.68	—	—	50
Year ended 3-31-2013	14.36	4.28	71	1.93	-0.57	—	—	73
Year ended 3-31-2012	13.78	10.33	81	1.95	-0.86	—	—	57
Year ended 3-31-2011	12.49	14.06	53	1.98	-0.83	—	—	91
Year ended 3-31-2010	10.95	35.35	50	2.02	-0.54	—	—	60
Class E Shares								
Year ended 3-31-2014	17.57	24.16	7	1.15	0.06	1.46	-0.25	50
Year ended 3-31-2013	15.86	5.03	6	1.15	0.21	1.59	-0.24	73
Year ended 3-31-2012	15.13	11.25	5	1.15	-0.06	1.62	-0.53	57
Year ended 3-31-2011	13.60	14.99	2	1.15	-0.02	1.83	-0.70	91
Year ended 3-31-2010	11.84	36.67	1	1.15	0.31	2.05	-0.59	60
Class I Shares								
Year ended 3-31-2014	18.15	24.52	118	0.88	0.34	0.88	0.34	50
Year ended 3-31-2013	16.31	5.36	142	0.88	0.45	0.89	0.45	73
Year ended 3-31-2012	15.54	11.56	242	0.89	0.18	—	—	57
Year ended 3-31-2011	13.93	15.22	173	0.92	0.22	—	—	91
Year ended 3-31-2010	12.12	36.86	270	0.92	0.56	—	—	60
Class R Shares								
Year ended 3-31-2014	17.25	23.75	31	1.47	-0.26	—	—	50
Year ended 3-31-2013	15.62	4.69	28	1.48	-0.11	—	—	73
Year ended 3-31-2012	14.92	10.85	24	1.48	-0.39	—	—	57
Year ended 3-31-2011	13.46	14.65	20	1.46	-0.29	—	—	91
Year ended 3-31-2010	11.74	36.18	13	1.46	0.00	—	—	60
Class Y Shares								
Year ended 3-31-2014	17.89	24.30	131	1.06	0.16	1.13	0.09	50
Year ended 3-31-2013	16.11	5.09	126	1.06	0.31	1.13	0.23	73
Year ended 3-31-2012	15.36	11.38	121	1.06	0.04	1.14	-0.04	57
Year ended 3-31-2011	13.80	15.09	142	1.06	0.10	1.16	0.00	91
Year ended 3-31-2010	12.01	36.69	112	1.06	0.41	1.17	0.30	60

See Accompanying Notes to Financial Statements.

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$11.20	$0.14	$(0.23)	$(0.09)	$(0.15)	$(0.06)	$(0.21)
Year ended 3-31-2013	11.16	0.17	0.08	0.25	(0.18)	(0.03)	(0.21)
Year ended 3-31-2012	11.04	0.20	0.20	0.40	(0.23)	(0.05)	(0.28)
Year ended 3-31-2011	11.06	0.25	0.02	0.27	(0.27)	(0.02)	(0.29)
Year ended 3-31-2010	10.77	0.31	0.33	0.64	(0.32)	(0.03)	(0.35)
Class B Shares[4]							
Year ended 3-31-2014	11.20	0.05	(0.23)	(0.18)	(0.06)	(0.06)	(0.12)
Year ended 3-31-2013	11.16	0.07	0.09	0.16	(0.09)	(0.03)	(0.12)
Year ended 3-31-2012	11.04	0.11	0.20	0.31	(0.14)	(0.05)	(0.19)
Year ended 3-31-2011	11.06	0.16	0.02	0.18	(0.18)	(0.02)	(0.20)
Year ended 3-31-2010	10.77	0.22	0.33	0.55	(0.23)	(0.03)	(0.26)
Class C Shares							
Year ended 3-31-2014	11.20	0.06	(0.23)	(0.17)	(0.07)	(0.06)	(0.13)
Year ended 3-31-2013	11.16	0.08	0.09	0.17	(0.10)	(0.03)	(0.13)
Year ended 3-31-2012	11.04	0.12	0.20	0.32	(0.15)	(0.05)	(0.20)
Year ended 3-31-2011	11.06	0.17	0.02	0.19	(0.19)	(0.02)	(0.21)
Year ended 3-31-2010	10.77	0.24	0.33	0.57	(0.25)	(0.03)	(0.28)
Class E Shares							
Year ended 3-31-2014	11.20	0.13	(0.23)	(0.10)	(0.14)	(0.06)	(0.20)
Year ended 3-31-2013	11.16	0.15	0.09	0.24	(0.17)	(0.03)	(0.20)
Year ended 3-31-2012	11.04	0.19	0.20	0.39	(0.22)	(0.05)	(0.27)
Year ended 3-31-2011	11.06	0.24	0.02	0.26	(0.26)	(0.02)	(0.28)
Year ended 3-31-2010	10.77	0.31	0.34	0.65	(0.33)	(0.03)	(0.36)
Class I Shares							
Year ended 3-31-2014	11.20	0.17	(0.23)	(0.06)	(0.18)	(0.06)	(0.24)
Year ended 3-31-2013	11.16	0.19	0.09	0.28	(0.21)	(0.03)	(0.24)
Year ended 3-31-2012	11.04	0.23	0.20	0.43	(0.26)	(0.05)	(0.31)
Year ended 3-31-2011	11.06	0.28	0.02	0.30	(0.30)	(0.02)	(0.32)
Year ended 3-31-2010	10.77	0.35	0.33	0.68	(0.36)	(0.03)	(0.39)
Class R Shares							
Year ended 3-31-2014	11.20	0.11	(0.23)	(0.12)	(0.12)	(0.06)	(0.18)
Year ended 3-31-2013[5]	11.19	0.02	0.02	0.04	(0.03)	—	(0.03)
Class Y Shares							
Year ended 3-31-2014	11.20	0.14	(0.23)	(0.09)	(0.15)	(0.06)	(0.21)
Year ended 3-31-2013	11.16	0.17	0.08	0.25	(0.18)	(0.03)	(0.21)
Year ended 3-31-2012	11.04	0.21	0.19	0.40	(0.23)	(0.05)	(0.28)
Year ended 3-31-2011	11.06	0.25	0.02	0.27	(0.27)	(0.02)	(0.29)
Year ended 3-31-2010	10.77	0.32	0.33	0.65	(0.33)	(0.03)	(0.36)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$10.90	-0.74%	$1,446	0.89%	1.31%	—%	—%	39%
Year ended 3-31-2013	11.20	2.29	1,211	0.88	1.48	—	—	55
Year ended 3-31-2012	11.16	3.66	1,046	0.90	1.84	—	—	40
Year ended 3-31-2011	11.04	2.45	794	0.93	2.18	—	—	54
Year ended 3-31-2010	11.06	6.03	570	1.00	2.84	—	—	33
Class B Shares[4]								
Year ended 3-31-2014	10.90	-1.59	19	1.76	0.44	—	—	39
Year ended 3-31-2013	11.20	1.45	25	1.71	0.66	—	—	55
Year ended 3-31-2012	11.16	2.80	26	1.74	1.00	—	—	40
Year ended 3-31-2011	11.04	1.61	24	1.75	1.36	—	—	54
Year ended 3-31-2010	11.06	5.16	21	1.82	2.06	—	—	33
Class C Shares								
Year ended 3-31-2014	10.90	-1.47	131	1.63	0.56	—	—	39
Year ended 3-31-2013	11.20	1.54	218	1.61	0.76	—	—	55
Year ended 3-31-2012	11.16	2.89	242	1.65	1.10	—	—	40
Year ended 3-31-2011	11.04	1.72	216	1.65	1.47	—	—	54
Year ended 3-31-2010	11.06	5.27	213	1.71	2.14	—	—	33
Class E Shares								
Year ended 3-31-2014	10.90	-0.85	3	1.00	1.20	1.02	1.18	39
Year ended 3-31-2013	11.20	2.17	4	1.00	1.35	—	—	55
Year ended 3-31-2012	11.16	3.58	3	1.00	1.72	1.09	1.63	40
Year ended 3-31-2011	11.04	2.35	1	1.00	2.08	1.19	1.89	54
Year ended 3-31-2010	11.06	6.07	—*	0.98	2.78	—	—	33
Class I Shares								
Year ended 3-31-2014	10.90	-0.50	49	0.64	1.54	—	—	39
Year ended 3-31-2013	11.20	2.54	117	0.64	1.72	—	—	55
Year ended 3-31-2012	11.16	3.92	102	0.66	2.07	—	—	40
Year ended 3-31-2011	11.04	2.71	51	0.68	2.43	—	—	54
Year ended 3-31-2010	11.06	6.35	37	0.73	3.09	—	—	33
Class R Shares								
Year ended 3-31-2014	10.90	-1.08	—*	1.24	0.96	—	—	39
Year ended 3-31-2013[5]	11.20	0.41	—*	1.21[6]	0.59[6]	—	—	55[7]
Class Y Shares								
Year ended 3-31-2014	10.90	-0.74	26	0.89	1.30	0.90	1.29	39
Year ended 3-31-2013	11.20	2.29	58	0.88	1.48	0.89	1.47	55
Year ended 3-31-2012	11.16	3.66	51	0.90	1.85	0.92	1.84	40
Year ended 3-31-2011	11.04	2.45	54	0.93	2.19	0.94	2.18	54
Year ended 3-31-2010	11.06	6.07	57	0.98	2.87	—	—	33

See Accompanying Notes to Financial Statements.

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2014	$8.98	$ 0.11	$ 1.17	$ 1.28	$(0.11)	$—	$ —	$(0.11)
Year ended 3-31-2013	8.70	0.11	0.29	0.40	(0.12)	—	—	(0.12)
Year ended 3-31-2012	9.56	0.14	(0.86)	(0.72)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.44	0.03	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2010	5.62	0.01	2.85	2.86	(0.02)	—	(0.02)	(0.04)
Class B Shares[4]								
Year ended 3-31-2014	8.85	0.03	1.17	1.20	(0.06)	—	—	(0.06)
Year ended 3-31-2013	8.59	0.04	0.29	0.33	(0.07)	—	—	(0.07)
Year ended 3-31-2012	9.48	0.06	(0.87)	(0.81)	(0.08)	—	—	(0.08)
Year ended 3-31-2011	8.38	(0.04)	1.14	1.10	—*	—	—*	—*
Year ended 3-31-2010	5.59	(0.04)	2.83	2.79	—	—	—	—
Class C Shares								
Year ended 3-31-2014	8.87	0.04	1.17	1.21	(0.06)	—	—	(0.06)
Year ended 3-31-2013	8.61	0.04	0.29	0.33	(0.07)	—	—	(0.07)
Year ended 3-31-2012	9.49	0.07	(0.86)	(0.79)	(0.09)	—	—	(0.09)
Year ended 3-31-2011	8.40	(0.03)	1.13	1.10	(0.01)	—	—*	(0.01)
Year ended 3-31-2010	5.59	(0.03)	2.84	2.81	—	—	—	—
Class E Shares[5]								
Year ended 3-31-2014	8.99	0.12	1.17	1.29	(0.12)	—	—	(0.12)
Year ended 3-31-2013	8.70	0.12	0.30	0.42	(0.13)	—	—	(0.13)
Year ended 3-31-2012	9.57	0.15	(0.88)	(0.73)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.45	0.05	1.13	1.18	(0.04)	—	(0.02)	(0.06)
Year ended 3-31-2010	5.62	0.01	2.86	2.87	(0.02)	—	(0.02)	(0.04)
Class I Shares								
Year ended 3-31-2014	9.01	0.14	1.15	1.29	(0.13)	—	—	(0.13)
Year ended 3-31-2013	8.73	0.13	0.30	0.43	(0.15)	—	—	(0.15)
Year ended 3-31-2012	9.58	0.16	(0.85)	(0.69)	(0.16)	—	—	(0.16)
Year ended 3-31-2011	8.46	0.05	1.14	1.19	(0.04)	—	(0.03)	(0.07)
Year ended 3-31-2010	5.63	0.02	2.87	2.89	(0.03)	—	(0.03)	(0.06)
Class R Shares								
Year ended 3-31-2014	8.97	0.10	1.16	1.26	(0.10)	—	—	(0.10)
Year ended 3-31-2013[6]	8.88	(0.01)	0.10	0.09	—	—	—	—
Class Y Shares								
Year ended 3-31-2014	8.97	0.13	1.16	1.29	(0.12)	—	—	(0.12)
Year ended 3-31-2013	8.69	0.12	0.29	0.41	(0.13)	—	—	(0.13)
Year ended 3-31-2012	9.55	0.16	(0.88)	(0.72)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.43	0.03	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2010	5.61	0.01	2.85	2.86	(0.02)	—	(0.02)	(0.04)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) Annualized.

(8) For the fiscal year ended March 31, 2013.

(9) Does not include expenses of the Underlying Ivy Funds in which the Fund invests.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver[9]	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[9]	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][9]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3][9]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$10.15	14.33%	$254	0.49%	1.16%	—%	—%	21%
Year ended 3-31-2013	8.98	4.65	183	0.49	1.32	—	—	21
Year ended 3-31-2012	8.70	-7.42	185	0.50	1.58	—	—	8
Year ended 3-31-2011	9.56	13.88	188	0.50	0.38	—	—	22
Year ended 3-31-2010	8.44	50.82	152	0.55	0.30	—	—	9
Class B Shares[4]								
Year ended 3-31-2014	9.99	13.53	3	1.39	0.28	—	—	21
Year ended 3-31-2013	8.85	3.83	2	1.40	0.44	—	—	21
Year ended 3-31-2012	8.59	-8.42	3	1.39	0.66	—	—	8
Year ended 3-31-2011	9.48	13.14	3	1.36	-0.47	—	—	22
Year ended 3-31-2010	8.38	49.91	4	1.43	-0.58	—	—	9
Class C Shares								
Year ended 3-31-2014	10.02	13.57	6	1.26	0.43	—	—	21
Year ended 3-31-2013	8.87	4.01	5	1.29	0.53	—	—	21
Year ended 3-31-2012	8.61	-8.25	5	1.30	0.79	—	—	8
Year ended 3-31-2011	9.49	13.05	5	1.26	-0.38	—	—	22
Year ended 3-31-2010	8.40	50.27	5	1.32	-0.46	—	—	9
Class E Shares[5]								
Year ended 3-31-2014	10.16	14.38	—*	0.40	1.24	—	—	21
Year ended 3-31-2013	8.99	4.86	—*	0.39	1.44	—	—	21
Year ended 3-31-2012	8.70	-7.45	—*	0.40	1.66	—	—	8
Year ended 3-31-2011	9.57	13.94	—*	0.41	0.48	—	—	22
Year ended 3-31-2010	8.45	51.16	—*	0.42	0.41	—	—	9
Class I Shares								
Year ended 3-31-2014	10.17	14.41	1	0.16	1.47	—	—	21
Year ended 3-31-2013	9.01	4.97	1	0.16	1.46	—	—	21
Year ended 3-31-2012	8.73	-7.04	1	0.15	1.89	—	—	8
Year ended 3-31-2011	9.58	14.09	—*	0.16	0.54	—	—	22
Year ended 3-31-2010	8.46	51.31	—*	0.16	0.66	—	—	9
Class R Shares								
Year ended 3-31-2014	10.13	14.12	1	0.63	1.01	—	—	21
Year ended 3-31-2013[6]	8.97	1.01	—*	0.72[7]	-0.55[7]	—	—	21[8]
Class Y Shares								
Year ended 3-31-2014	10.14	14.42	2	0.40	1.33	—	—	21
Year ended 3-31-2013	8.97	4.77	1	0.38	1.42	—	—	21
Year ended 3-31-2012	8.69	-7.42	1	0.46	1.85	—	—	8
Year ended 3-31-2011	9.55	13.90	1	0.50	0.40	0.52	0.38	22
Year ended 3-31-2010	8.43	50.91	—*	0.55	0.28	0.58	0.25	9

See Accompanying Notes to Financial Statements.

IVY MICRO CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$20.45	$(0.36)	$8.65	$8.29	$ —	$(1.43)	$(1.43)
Year ended 3-31-2013	19.27	(0.25)	1.43	1.18	—	—	—
Year ended 3-31-2012	19.63	(0.29)	1.27	0.98	—	(1.34)	(1.34)
Year ended 3-31-2011	15.78	(0.30)	4.80	4.50	(0.05)	(0.60)	(0.65)
Year ended 3-31-2010	9.77	(0.29)	6.69	6.40	—	(0.39)	(0.39)
Class B Shares[4]							
Year ended 3-31-2014	19.86	(0.57)	8.36	7.79	—	(1.42)	(1.42)
Year ended 3-31-2013	18.93	(0.44)	1.37	0.93	—	—	—
Year ended 3-31-2012	19.27	(0.49)	1.26	0.77	—	(1.11)	(1.11)
Year ended 3-31-2011	15.63	(0.52)	4.71	4.19	—	(0.55)	(0.55)
Year ended 3-31-2010	9.76	(0.51)	6.66	6.15	—	(0.28)	(0.28)
Class C Shares							
Year ended 3-31-2014	20.05	(0.52)	8.45	7.93	—	(1.42)	(1.42)
Year ended 3-31-2013	19.04	(0.38)	1.39	1.01	—	—	—
Year ended 3-31-2012	19.42	(0.43)	1.25	0.82	—	(1.20)	(1.20)
Year ended 3-31-2011	15.69	(0.43)	4.75	4.32	—	(0.59)	(0.59)
Year ended 3-31-2010	9.76	(0.44)	6.68	6.24	—	(0.31)	(0.31)
Class I Shares							
Year ended 3-31-2014	20.65	(0.26)	8.75	8.49	—	(1.49)	(1.49)
Year ended 3-31-2013	19.37	(0.17)	1.45	1.28	—	—	—
Year ended 3-31-2012	19.73	(0.21)	1.26	1.05	—	(1.41)	(1.41)
Year ended 3-31-2011	15.79	(0.22)	4.82	4.60	(0.06)	(0.60)	(0.66)
Year ended 3-31-2010	9.77	(0.24)	6.68	6.44	—	(0.42)	(0.42)
Class R Shares							
Year ended 3-31-2014	20.45	(0.40)	8.64	8.24	—	(1.42)	(1.42)
Year ended 3-31-2013[5]	17.77	(0.10)	2.78	2.68	—	—	—
Class Y Shares							
Year ended 3-31-2014	20.51	(0.33)	9.29	8.96	—	(1.45)	(1.45)
Year ended 3-31-2013	19.29	(0.22)	1.44	1.22	—	—	—
Year ended 3-31-2012	19.64	(0.26)	1.28	1.02	—	(1.37)	(1.37)
Year ended 3-31-2011	15.70	(0.26)	4.78	4.52	—	(0.58)	(0.58)
Year ended 3-31-2010	9.77	(0.31)	6.63	6.32	—	(0.39)	(0.39)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$27.31	41.32%	$213	1.64%	-1.45%	—%	—%	67%
Year ended 3-31-2013	20.45	6.12	80	1.78	-1.36	—	—	51
Year ended 3-31-2012	19.27	6.56	72	1.78	-1.63	—	—	78
Year ended 3-31-2011	19.63	28.73	78	1.88	-1.69	—	—	78
Year ended 3-31-2010	15.78	66.16	28	2.17	-2.08	2.79	-2.70	94
Class B Shares[4]								
Year ended 3-31-2014	26.23	39.96	3	2.59	-2.40	—	—	67
Year ended 3-31-2013	19.86	4.97	2	2.90	-2.48	—	—	51
Year ended 3-31-2012	18.93	5.28	1	2.99	-2.84	—	—	78
Year ended 3-31-2011	19.27	27.00	1	3.20	-3.02	—	—	78
Year ended 3-31-2010	15.63	63.49	—*	3.91	-3.82	4.13	-4.04	94
Class C Shares								
Year ended 3-31-2014	26.56	40.28	14	2.35	-2.15	—	—	67
Year ended 3-31-2013	20.05	5.36	5	2.55	-2.14	—	—	51
Year ended 3-31-2012	19.04	5.65	4	2.62	-2.47	—	—	78
Year ended 3-31-2011	19.42	27.72	4	2.66	-2.48	—	—	78
Year ended 3-31-2010	15.69	64.45	1	3.29	-3.19	3.51	-3.41	94
Class I Shares								
Year ended 3-31-2014	27.65	41.90	34	1.23	-1.01	—	—	67
Year ended 3-31-2013	20.65	6.66	4	1.31	-0.93	—	—	51
Year ended 3-31-2012	19.37	7.00	3	1.34	-1.19	—	—	78
Year ended 3-31-2011	19.73	29.36	3	1.41	-1.24	—	—	78
Year ended 3-31-2010	15.79	66.68	—*	1.89	-1.79	2.23	-2.13	94
Class R Shares								
Year ended 3-31-2014	27.27	41.09	—*	1.84	-1.66	—	—	67
Year ended 3-31-2013[5]	20.45	15.08	—*	1.89[6]	-1.84[6]	—	—	51[7]
Class Y Shares								
Year ended 3-31-2014	28.02	44.49	3	1.50	-1.30	—	—	67
Year ended 3-31-2013	20.51	6.32	1	1.60	-1.21	—	—	51
Year ended 3-31-2012	19.29	6.79	1	1.59	-1.45	—	—	78
Year ended 3-31-2011	19.64	29.00	1	1.67	-1.45	—	—	78
Year ended 3-31-2010	15.70	65.38	—*	2.35	-2.27	2.57	-2.49	94

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$20.22	$(0.14)	$4.17	$4.03	$—	$(0.80)	$(0.80)
Year ended 3-31-2013	18.62	(0.09)	1.80	1.71	—	(0.11)	(0.11)
Year ended 3-31-2012	18.36	(0.12)	0.85	0.73	—	(0.47)	(0.47)
Year ended 3-31-2011	13.95	(0.05)	4.46	4.41	—	—	—
Year ended 3-31-2010	8.57	(0.06)	5.44	5.38	—	—	—
Class B Shares[4]							
Year ended 3-31-2014	17.66	(0.27)	3.61	3.34	—	(0.70)	(0.70)
Year ended 3-31-2013	16.42	(0.23)	1.58	1.35	—	(0.11)	(0.11)
Year ended 3-31-2012	16.40	(0.25)	0.74	0.49	—	(0.47)	(0.47)
Year ended 3-31-2011	12.58	(0.18)	4.00	3.82	—	—	—
Year ended 3-31-2010	7.81	(0.16)	4.93	4.77	—	—	—
Class C Shares							
Year ended 3-31-2014	18.44	(0.26)	3.77	3.51	—	(0.71)	(0.71)
Year ended 3-31-2013	17.11	(0.21)	1.65	1.44	—	(0.11)	(0.11)
Year ended 3-31-2012	17.04	(0.23)	0.77	0.54	—	(0.47)	(0.47)
Year ended 3-31-2011	13.04	(0.15)	4.15	4.00	—	—	—
Year ended 3-31-2010	8.06	(0.14)	5.12	4.98	—	—	—
Class E Shares							
Year ended 3-31-2014	19.90	(0.20)	4.09	3.89	—	(0.77)	(0.77)
Year ended 3-31-2013	18.37	(0.14)	1.78	1.64	—	(0.11)	(0.11)
Year ended 3-31-2012	18.17	(0.15)	0.82	0.67	—	(0.47)	(0.47)
Year ended 3-31-2011	13.81	(0.07)	4.43	4.36	—	—	—
Year ended 3-31-2010	8.48	(0.05)	5.38	5.33	—	—	—
Class I Shares							
Year ended 3-31-2014	21.17	(0.07)	4.36	4.29	—	(0.86)	(0.86)
Year ended 3-31-2013	19.43	(0.04)	1.89	1.85	—	(0.11)	(0.11)
Year ended 3-31-2012	19.07	(0.07)	0.90	0.83	—	(0.47)	(0.47)
Year ended 3-31-2011	14.42	0.01	4.64	4.65	—	—	—
Year ended 3-31-2010	8.81	0.00	5.61	5.61	—	—	—
Class R Shares							
Year ended 3-31-2014	20.02	(0.19)	4.12	3.93	—	(0.77)	(0.77)
Year ended 3-31-2013	18.49	(0.15)	1.79	1.64	—	(0.11)	(0.11)
Year ended 3-31-2012	18.27	(0.16)	0.85	0.69	—	(0.47)	(0.47)
Year ended 3-31-2011	13.90	(0.08)	4.45	4.37	—	—	—
Year ended 3-31-2010	8.54	(0.07)	5.43	5.36	—	—	—
Class Y Shares							
Year ended 3-31-2014	20.83	(0.12)	4.30	4.18	—	(0.83)	(0.83)
Year ended 3-31-2013	19.17	(0.09)	1.86	1.77	—	(0.11)	(0.11)
Year ended 3-31-2012	18.86	(0.10)	0.88	0.78	—	(0.47)	(0.47)
Year ended 3-31-2011	14.29	(0.02)	4.59	4.57	—	—	—
Year ended 3-31-2010	8.74	(0.01)	5.56	5.55	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$23.45	20.09%	$1,558	1.34%	-0.63%	—%	—%	43%
Year ended 3-31-2013	20.22	9.28	1,160	1.31	-0.52	—	—	32
Year ended 3-31-2012	18.62	4.29	636	1.40	-0.69	—	—	29
Year ended 3-31-2011	18.36	31.61	369	1.49	-0.34	—	—	39
Year ended 3-31-2010	13.95	62.78	162	1.65	-0.51	1.67	-0.53	40
Class B Shares[4]								
Year ended 3-31-2014	20.30	19.14	26	2.10	-1.39	—	—	43
Year ended 3-31-2013	17.66	8.27	21	2.21	-1.42	—	—	32
Year ended 3-31-2012	16.42	3.33	17	2.35	-1.63	—	—	29
Year ended 3-31-2011	16.40	30.37	12	2.47	-1.32	—	—	39
Year ended 3-31-2010	12.58	61.08	7	2.68	-1.53	—	—	40
Class C Shares								
Year ended 3-31-2014	21.24	19.25	295	2.01	-1.31	—	—	43
Year ended 3-31-2013	18.44	8.46	183	2.07	-1.28	—	—	32
Year ended 3-31-2012	17.11	3.50	135	2.14	-1.44	—	—	29
Year ended 3-31-2011	17.04	30.68	69	2.16	-1.02	—	—	39
Year ended 3-31-2010	13.04	61.79	17	2.35	-1.21	2.38	-1.24	40
Class E Shares								
Year ended 3-31-2014	23.02	19.75	6	1.60	-0.90	1.71	-1.01	43
Year ended 3-31-2013	19.90	8.97	4	1.60	-0.81	1.90	-1.11	32
Year ended 3-31-2012	18.37	4.00	3	1.60	-0.88	1.97	-1.25	29
Year ended 3-31-2011	18.17	31.57	3	1.60	-0.44	2.09	-0.93	39
Year ended 3-31-2010	13.81	62.85	1	1.60	-0.46	2.60	-1.46	40
Class I Shares								
Year ended 3-31-2014	24.60	20.52	2,098	0.99	-0.28	—	—	43
Year ended 3-31-2013	21.17	9.57	1,316	1.02	-0.24	—	—	32
Year ended 3-31-2012	19.43	4.65	788	1.05	-0.38	—	—	29
Year ended 3-31-2011	19.07	32.25	116	1.08	0.04	—	—	39
Year ended 3-31-2010	14.42	63.68	6	1.14	-0.03	—	—	40
Class R Shares								
Year ended 3-31-2014	23.18	19.83	103	1.59	-0.89	—	—	43
Year ended 3-31-2013	20.02	8.92	77	1.62	-0.82	—	—	32
Year ended 3-31-2012	18.49	4.09	50	1.63	-0.93	—	—	29
Year ended 3-31-2011	18.27	31.44	21	1.63	-0.48	—	—	39
Year ended 3-31-2010	13.90	62.76	4	1.67	-0.57	—	—	40
Class Y Shares								
Year ended 3-31-2014	24.18	20.21	694	1.23	-0.53	—	—	43
Year ended 3-31-2013	20.83	9.33	521	1.27	-0.48	—	—	32
Year ended 3-31-2012	19.17	4.44	439	1.25	-0.55	1.30	-0.60	29
Year ended 3-31-2011	18.86	31.98	207	1.25	-0.10	1.34	-0.19	39
Year ended 3-31-2010	14.29	63.50	54	1.25	-0.11	1.38	-0.24	40

See Accompanying Notes to Financial Statements.

IVY MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$1.00	$0.00	$0.00	0.00	$ —*	$—	$ —*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.01	0.00	0.01	(0.01)	—*	(0.01)
Class B Shares[4]							
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Class C Shares[4]							
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Class E Shares							
Year ended 3-31-2014	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*

Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Year ended 3-31-2014	$1.00	0.02%	$137	0.20%	0.02%	0.69%	-0.47%
Year ended 3-31-2013	1.00	0.02	128	0.31	0.02	0.67	-0.34
Year ended 3-31-2012	1.00	0.02	171	0.28	0.02	0.66	-0.36
Year ended 3-31-2011	1.00	0.04	159	0.43	0.02	0.69	-0.24
Year ended 3-31-2010	1.00	0.53	195	0.65	0.50	0.65	0.50
Class B Shares[4]							
Year ended 3-31-2014	1.00	0.02	7	0.20	0.02	1.74	-1.52
Year ended 3-31-2013	1.00	0.02	8	0.31	0.02	1.70	-1.37
Year ended 3-31-2012	1.00	0.02	8	0.28	0.02	1.73	-1.43
Year ended 3-31-2011	1.00	0.04	7	0.43	0.02	1.80	-1.35
Year ended 3-31-2010	1.00	0.16	9	1.07	0.16	1.75	-0.52
Class C Shares[4]							
Year ended 3-31-2014	1.00	0.02	34	0.20	0.02	1.63	-1.41
Year ended 3-31-2013	1.00	0.02	35	0.31	0.02	1.65	-1.32
Year ended 3-31-2012	1.00	0.02	41	0.28	0.02	1.64	-1.34
Year ended 3-31-2011	1.00	0.04	32	0.43	0.02	1.67	-1.22
Year ended 3-31-2010	1.00	0.16	39	1.08	0.16	1.67	-0.43
Class E Shares							
Year ended 3-31-2014	1.00	0.02	6	0.20	0.02	0.73	-0.51
Year ended 3-31-2013	1.00	0.02	5	0.31	0.02	0.75	-0.42
Year ended 3-31-2012	1.00	0.02	4	0.28	0.02	0.78	-0.48
Year ended 3-31-2011	1.00	0.04	3	0.43	0.02	0.79	-0.34
Year ended 3-31-2010	1.00	0.49	4	0.69	0.49	0.70	0.48

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$12.19	$0.34	$(0.45)	$(0.11)	$(0.34)	$—	$(0.34)
Year ended 3-31-2013	11.88	0.34	0.31	0.65	(0.34)	—	(0.34)
Year ended 3-31-2012	10.95	0.42	0.93	1.35	(0.42)	—	(0.42)
Year ended 3-31-2011	11.16	0.43	(0.21)	0.22	(0.43)	—	(0.43)
Year ended 3-31-2010	10.41	0.45	0.75	1.20	(0.45)	—	(0.45)
Class B Shares[4]							
Year ended 3-31-2014	12.19	0.25	(0.45)	(0.20)	(0.25)	—	(0.25)
Year ended 3-31-2013	11.88	0.25	0.31	0.56	(0.25)	—	(0.25)
Year ended 3-31-2012	10.95	0.33	0.93	1.26	(0.33)	—	(0.33)
Year ended 3-31-2011	11.16	0.34	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.36	0.75	1.11	(0.36)	—	(0.36)
Class C Shares							
Year ended 3-31-2014	12.19	0.25	(0.45)	(0.20)	(0.25)	—	(0.25)
Year ended 3-31-2013	11.88	0.25	0.31	0.56	(0.25)	—	(0.25)
Year ended 3-31-2012	10.95	0.33	0.93	1.26	(0.33)	—	(0.33)
Year ended 3-31-2011	11.16	0.34	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.37	0.75	1.12	(0.37)	—	(0.37)
Class I Shares							
Year ended 3-31-2014	12.19	0.36	(0.45)	(0.09)	(0.36)	—	(0.36)
Year ended 3-31-2013	11.88	0.36	0.31	0.67	(0.36)	—	(0.36)
Year ended 3-31-2012	10.95	0.44	0.93	1.37	(0.44)	—	(0.44)
Year ended 3-31-2011	11.16	0.45	(0.21)	0.24	(0.45)	—	(0.45)
Year ended 3-31-2010[5]	11.10	0.19	0.06	0.25	(0.19)	—	(0.19)
Class Y Shares							
Year ended 3-31-2014	12.19	0.34	(0.45)	(0.11)	(0.34)	—	(0.34)
Year ended 3-31-2013	11.88	0.34	0.31	0.65	(0.34)	—	(0.34)
Year ended 3-31-2012	10.95	0.42	0.93	1.35	(0.42)	—	(0.42)
Year ended 3-31-2011	11.16	0.43	(0.21)	0.22	(0.43)	—	(0.43)
Year ended 3-31-2010[8]	11.30	0.22	(0.14)	0.08	(0.22)	—	(0.22)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) For the period from November 4, 2009 (commencement of operations of the class) through March 31, 2010.

(6) Annualized.

(7) For the fiscal year ended March 31, 2010.

(8) For the period from October 8, 2009 (recommencement of operations) through March 31, 2010.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$11.74	-0.86%	$113	1.02%	2.90%	—%	—%	7%
Year ended 3-31-2013	12.19	5.50	133	1.01	2.77	—	—	6
Year ended 3-31-2012	11.88	12.49	97	1.06	3.60	—	—	4
Year ended 3-31-2011	10.95	1.89	64	1.10	3.79	—	—	6
Year ended 3-31-2010	11.16	11.66	46	1.15	4.09	—	—	18
Class B Shares[4]								
Year ended 3-31-2014	11.74	-1.63	2	1.79	2.12	—	—	7
Year ended 3-31-2013	12.19	4.72	4	1.75	2.04	—	—	6
Year ended 3-31-2012	11.88	11.67	3	1.81	2.83	—	—	4
Year ended 3-31-2011	10.95	1.10	2	1.88	3.00	—	—	6
Year ended 3-31-2010	11.16	10.75	2	1.92	3.33	—	—	18
Class C Shares								
Year ended 3-31-2014	11.74	-1.62	21	1.78	2.12	—	—	7
Year ended 3-31-2013	12.19	4.71	31	1.76	2.03	—	—	6
Year ended 3-31-2012	11.88	11.65	28	1.82	2.85	—	—	4
Year ended 3-31-2011	10.95	1.12	20	1.86	3.02	—	—	6
Year ended 3-31-2010	11.16	10.84	23	1.90	3.34	—	—	18
Class I Shares								
Year ended 3-31-2014	11.74	-0.65	2	0.81	3.11	—	—	7
Year ended 3-31-2013	12.19	5.72	2	0.80	2.94	—	—	6
Year ended 3-31-2012	11.88	12.75	1	0.85	3.79	—	—	4
Year ended 3-31-2011	10.95	2.10	1	0.88	4.02	—	—	6
Year ended 3-31-2010[5]	11.16	2.27	—*	0.91[6]	4.32[6]	—	—	18[7]
Class Y Shares								
Year ended 3-31-2014	11.74	-0.87	1	1.02	2.89	1.06	2.85	7
Year ended 3-31-2013	12.19	5.49	1	1.01	2.78	1.06	2.73	6
Year ended 3-31-2012	11.88	12.51	1	1.06	3.63	1.11	3.58	4
Year ended 3-31-2011	10.95	1.90	1	1.10	3.78	1.13	3.75	6
Year ended 3-31-2010[8]	11.16	0.68	—*	1.15[6]	4.10[6]	1.17[6]	4.08[6]	18[7]

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$5.47	$0.24[3]	$(0.42)	$(0.18)	$(0.24)	$(0.02)	$(0.26)
Year ended 3-31-2013	5.23	0.21[3]	0.24	0.45	(0.21)	—	(0.21)
Year ended 3-31-2012	4.75	0.25[3]	0.48	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.22[3]	(0.09)	0.13	(0.22)	—*	(0.22)
Year ended 3-31-2010[4]	4.21	0.22[3]	0.63	0.85	(0.21)	(0.01)	(0.22)
Class B Shares[5]							
Year ended 3-31-2014	5.47	0.20[3]	(0.42)	(0.22)	(0.20)	(0.02)	(0.22)
Year ended 3-31-2013	5.23	0.17[3]	0.24	0.41	(0.17)	—	(0.17)
Year ended 3-31-2012	4.75	0.20[3]	0.49	0.69	(0.21)	—	(0.21)
Year ended 3-31-2011	4.84	0.18[3]	(0.09)	0.09	(0.18)	—*	(0.18)
Year ended 3-31-2010[4]	4.21	0.17[3]	0.64	0.81	(0.17)	(0.01)	(0.18)
Class C Shares							
Year ended 3-31-2014	5.47	0.20[3]	(0.42)	(0.22)	(0.20)	(0.02)	(0.22)
Year ended 3-31-2013	5.23	0.17[3]	0.24	0.41	(0.17)	—	(0.17)
Year ended 3-31-2012	4.75	0.21[3]	0.48	0.69	(0.21)	—	(0.21)
Year ended 3-31-2011	4.84	0.19[3]	(0.09)	0.10	(0.19)	—*	(0.19)
Year ended 3-31-2010[4]	4.21	0.18[3]	0.63	0.81	(0.17)	(0.01)	(0.18)
Class I Shares							
Year ended 3-31-2014	5.47	0.24[3]	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)
Year ended 3-31-2013	5.23	0.22[3]	0.24	0.46	(0.22)	—	(0.22)
Year ended 3-31-2012	4.75	0.25[3]	0.48	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.24[3]	(0.09)	0.15	(0.24)	—*	(0.24)
Year ended 3-31-2010[7]	4.21	0.23[3]	0.63	0.86	(0.22)	(0.01)	(0.23)
Period ended 5-17-2009[8]	4.48	0.16[3]	(0.27)	(0.11)	(0.16)	—	(0.16)
Year ended 9-30-2008[8]	5.00	0.24	(0.51)	(0.27)	(0.25)	—	(0.25)
Class Y Shares							
Year ended 3-31-2014	5.47	0.24[3]	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)
Year ended 3-31-2013	5.23	0.21[3]	0.24	0.45	(0.21)	—	(0.21)
Year ended 3-31-2012	4.75	0.24[3]	0.49	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.22[3]	(0.09)	0.13	(0.22)	—*	(0.22)
Year ended 3-31-2010[4]	4.21	0.15[3]	0.64	0.79	(0.15)	(0.01)	(0.16)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Annualized.

(7) The Ivy Municipal High Income Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Municipal High Income Fund.

(8) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Municipal High Income Fund prior to the reorganization.

(9) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$5.03	-3.32%	$366	0.86%	4.58%	0.87%	4.57%	21%
Year ended 3-31-2013	5.47	8.71	545	0.84	3.91	0.85	3.90	9
Year ended 3-31-2012	5.23	15.62	384	0.87	4.88	0.90	4.85	4
Year ended 3-31-2011	4.75	2.71	146	0.94	4.63	0.98	4.59	13
Year ended 3-31-2010[4]	4.84	20.45	25	0.95[6]	5.41[6]	1.68[6]	4.68[6]	14[6]
Class B Shares[5]								
Year ended 3-31-2014	5.03	-4.07	15	1.64	3.82	1.65	3.81	21
Year ended 3-31-2013	5.47	7.86	19	1.62	3.12	1.63	3.11	9
Year ended 3-31-2012	5.23	14.70	12	1.67	4.07	1.70	4.04	4
Year ended 3-31-2011	4.75	1.87	4	1.72	3.82	1.76	3.78	13
Year ended 3-31-2010[4]	4.84	19.59	2	1.72[6]	4.52[6]	2.38[6]	3.86[6]	14[6]
Class C Shares								
Year ended 3-31-2014	5.03	-4.04	216	1.60	3.84	1.61	3.83	21
Year ended 3-31-2013	5.47	7.92	323	1.57	3.17	1.59	3.15	9
Year ended 3-31-2012	5.23	14.77	198	1.62	4.12	1.65	4.09	4
Year ended 3-31-2011	4.75	1.91	65	1.67	3.89	1.71	3.85	13
Year ended 3-31-2010[4]	4.84	19.55	8	1.76[6]	4.54[6]	2.42[6]	3.88[6]	14[6]
Class I Shares								
Year ended 3-31-2014	5.03	-3.16	586	0.69	4.76	0.70	4.75	21
Year ended 3-31-2013	5.47	8.88	749	0.68	4.06	0.69	4.05	9
Year ended 3-31-2012	5.23	15.82	416	0.70	5.04	0.74	5.00	4
Year ended 3-31-2011	4.75	2.98	131	0.70	4.90	0.79	4.81	13
Year ended 3-31-2010[7]	4.84	20.68	8	0.70[6]	5.77[6]	1.53[6]	4.94[6]	14[6]
Period ended 5-17-2009[8]	4.21	-4.72	—*	0.87[6]	6.35[6]	0.91[6]	6.31[6]	28[6]
Year ended 9-30-2008[8]	4.48	-5.67	—*	0.70	5.03	0.74	4.99	26
Class Y Shares								
Year ended 3-31-2014	5.03	-3.32	15	0.85	4.52	0.95	4.42	21
Year ended 3-31-2013	5.47	8.71	34	0.84	3.92	0.94	3.82	9
Year ended 3-31-2012	5.23	15.65	26	0.87	4.83	0.99	4.71	4
Year ended 3-31-2011	4.75	2.73	6	0.94	4.76	1.05	4.65	13
Year ended 3-31-2010[4]	4.84	19.02[9]	1	1.10[6]	5.10[6]	1.76[6]	4.44[6]	14[6]

See Accompanying Notes to Financial Statements.

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$16.33	$(0.19)	$ 4.04	$ 3.85	$—	$(1.67)	$(1.67)
Year ended 3-31-2013	14.51	(0.14)	2.35	2.21	—	(0.39)	(0.39)
Year ended 3-31-2012	15.39	(0.17)	(0.21)	(0.38)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.40	(0.13)	4.12	3.99	—	—	—
Year ended 3-31-2010	7.08	(0.12)	4.44	4.32	—	—	—
Class B Shares[4]							
Year ended 3-31-2014	13.95	(0.30)	3.42	3.12	—	(1.60)	(1.60)
Year ended 3-31-2013	12.57	(0.25)	2.02	1.77	—	(0.39)	(0.39)
Year ended 3-31-2012	13.56	(0.28)	(0.21)	(0.49)	—	(0.50)	(0.50)
Year ended 3-31-2011	10.15	(0.23)	3.64	3.41	—	—	—
Year ended 3-31-2010	6.37	(0.20)	3.98	3.78	—	—	—
Class C Shares							
Year ended 3-31-2014	14.63	(0.28)	3.60	3.32	—	(1.60)	(1.60)
Year ended 3-31-2013	13.12	(0.21)	2.11	1.90	—	(0.39)	(0.39)
Year ended 3-31-2012	14.07	(0.24)	(0.21)	(0.45)	—	(0.50)	(0.50)
Year ended 3-31-2011	10.49	(0.20)	3.78	3.58	—	—	—
Year ended 3-31-2010	6.56	(0.16)	4.09	3.93	—	—	—
Class E Shares							
Year ended 3-31-2014	16.27	(0.22)	4.03	3.81	—	(1.65)	(1.65)
Year ended 3-31-2013	14.47	(0.15)	2.34	2.19	—	(0.39)	(0.39)
Year ended 3-31-2012	15.36	(0.18)	(0.21)	(0.39)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.38	(0.14)	4.12	3.98	—	—	—
Year ended 3-31-2010	7.06	(0.11)	4.43	4.32	—	—	—
Class I Shares							
Year ended 3-31-2014	19.26	(0.15)	4.80	4.65	—	(1.72)	(1.72)
Year ended 3-31-2013	16.98	(0.09)	2.76	2.67	—	(0.39)	(0.39)
Year ended 3-31-2012	17.83	(0.13)	(0.22)	(0.35)	—	(0.50)	(0.50)
Year ended 3-31-2011	13.14	(0.09)	4.78	4.69	—	—	—
Year ended 3-31-2010	8.12	(0.07)	5.09	5.02	—	—	—
Class R Shares							
Year ended 3-31-2014	16.26	(0.23)	4.02	3.79	—	(1.64)	(1.64)
Year ended 3-31-2013	14.48	(0.17)	2.34	2.17	—	(0.39)	(0.39)
Year ended 3-31-2012	15.38	(0.19)	(0.21)	(0.40)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.40	(0.15)	4.13	3.98	—	—	—
Year ended 3-31-2010	7.08	(0.12)	4.44	4.32	—	—	—
Class Y Shares							
Year ended 3-31-2014	18.66	(0.20)	4.64	4.44	—	(1.68)	(1.68)
Year ended 3-31-2013	16.50	(0.13)	2.68	2.55	—	(0.39)	(0.39)
Year ended 3-31-2012	17.38	(0.16)	(0.22)	(0.38)	—	(0.50)	(0.50)
Year ended 3-31-2011	12.85	(0.12)	4.65	4.53	—	—	—
Year ended 3-31-2010	7.96	(0.10)	4.99	4.89	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$18.51	24.27%	$406	1.43%	-1.07%	—%	—%	45%
Year ended 3-31-2013	16.33	15.70	281	1.49	-0.97	—	—	38
Year ended 3-31-2012	14.51	-1.98	241	1.50	-1.21	—	—	65
Year ended 3-31-2011	15.39	35.00	240	1.51	-1.05	—	—	53
Year ended 3-31-2010	11.40	61.02	132	1.66	-1.24	—	—	72
Class B Shares[4]								
Year ended 3-31-2014	15.47	23.14	13	2.34	-1.99	—	—	45
Year ended 3-31-2013	13.95	14.61	11	2.49	-1.96	—	—	38
Year ended 3-31-2012	12.57	-3.07	10	2.57	-2.27	—	—	65
Year ended 3-31-2011	13.56	33.60	11	2.54	-2.08	—	—	53
Year ended 3-31-2010	10.15	59.34	8	2.77	-2.34	—	—	72
Class C Shares								
Year ended 3-31-2014	16.35	23.43	225	2.08	-1.73	—	—	45
Year ended 3-31-2013	14.63	15.00	189	2.13	-1.61	—	—	38
Year ended 3-31-2012	13.12	-2.67	181	2.17	-1.87	—	—	65
Year ended 3-31-2011	14.07	34.13	207	2.18	-1.71	—	—	53
Year ended 3-31-2010	10.49	59.91	154	2.29	-1.86	—	—	72
Class E Shares								
Year ended 3-31-2014	18.43	24.13	5	1.56	-1.21	1.87	-1.52	45
Year ended 3-31-2013	16.27	15.61	3	1.56	-1.03	2.06	-1.53	38
Year ended 3-31-2012	14.47	-2.05	3	1.56	-1.27	2.08	-1.79	65
Year ended 3-31-2011	15.36	34.97	3	1.56	-1.08	2.17	-1.69	53
Year ended 3-31-2010	11.38	61.19	1	1.56	-1.14	2.69	-2.27	72
Class I Shares								
Year ended 3-31-2014	22.19	24.78	246	1.06	-0.71	—	—	45
Year ended 3-31-2013	19.26	16.13	176	1.07	-0.54	—	—	38
Year ended 3-31-2012	16.98	-1.54	119	1.07	-0.79	—	—	65
Year ended 3-31-2011	17.83	35.69	84	1.07	-0.61	—	—	53
Year ended 3-31-2010	13.14	61.82	8	1.10	-0.68	—	—	72
Class R Shares								
Year ended 3-31-2014	18.41	23.99	42	1.66	-1.30	—	—	45
Year ended 3-31-2013	16.26	15.45	22	1.67	-1.15	—	—	38
Year ended 3-31-2012	14.48	-2.11	17	1.66	-1.37	—	—	65
Year ended 3-31-2011	15.38	34.91	15	1.62	-1.16	—	—	53
Year ended 3-31-2010	11.40	61.02	4	1.64	-1.24	—	—	72
Class Y Shares								
Year ended 3-31-2014	21.42	24.45	276	1.30	-0.95	—	—	45
Year ended 3-31-2013	18.66	15.87	220	1.31	-0.79	—	—	38
Year ended 3-31-2012	16.50	-1.75	207	1.32	-1.03	—	—	65
Year ended 3-31-2011	17.38	35.25	222	1.33	-0.86	—	—	53
Year ended 3-31-2010	12.85	61.43	124	1.35	-0.92	—	—	72

See Accompanying Notes to Financial Statements.

IVY SMALL CAP VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$17.23	$(0.11)	$ 3.55	$ 3.44	$(0.07)	$(2.28)	$(2.35)
Year ended 3-31-2013	14.96	0.02	2.82	2.84	—	(0.57)	(0.57)
Year ended 3-31-2012	18.12	0.00	(1.69)	(1.69)	(0.01)	(1.46)	(1.47)
Year ended 3-31-2011	14.99	0.03	3.10	3.13	—	—	—
Year ended 3-31-2010	9.87	(0.07)	5.19	5.12	—	—	—
Class B Shares[3]							
Year ended 3-31-2014	15.39	(0.25)	3.14	2.89	(0.02)	(2.16)	(2.18)
Year ended 3-31-2013	13.48	(0.13)	2.50	2.37	—	(0.46)	(0.46)
Year ended 3-31-2012	16.66	(0.15)	(1.57)	(1.72)	—	(1.46)	(1.46)
Year ended 3-31-2011	13.95	(0.15)	2.86	2.71	—	—	—
Year ended 3-31-2010	9.29	(0.21)	4.87	4.66	—	—	—
Class C Shares							
Year ended 3-31-2014	15.94	(0.21)	3.26	3.05	(0.04)	(2.19)	(2.23)
Year ended 3-31-2013	13.92	(0.08)	2.60	2.52	—	(0.50)	(0.50)
Year ended 3-31-2012	17.09	(0.10)	(1.61)	(1.71)	—	(1.46)	(1.46)
Year ended 3-31-2011	14.25	(0.08)	2.92	2.84	—	—	—
Year ended 3-31-2010	9.45	(0.16)	4.96	4.80	—	—	—
Class E Shares[4]							
Year ended 3-31-2014	17.59	(0.04)	3.63	3.59	(0.09)	(2.33)	(2.42)
Year ended 3-31-2013	15.25	0.10	2.85	2.95	—	(0.61)	(0.61)
Year ended 3-31-2012	18.43	0.07	(1.71)	(1.64)	(0.08)	(1.46)	(1.54)
Year ended 3-31-2011	15.19	0.10	3.14	3.24	—	—	—
Year ended 3-31-2010	9.94	(0.01)	5.26	5.25	—	—	—
Class I Shares							
Year ended 3-31-2014	18.03	(0.02)	3.72	3.70	(0.10)	(2.34)	(2.44)
Year ended 3-31-2013	15.61	0.11	2.94	3.05	—	(0.63)	(0.63)
Year ended 3-31-2012	18.83	0.07	(1.73)	(1.66)	(0.10)	(1.46)	(1.56)
Year ended 3-31-2011	15.49	0.13	3.21	3.34	—	—	—
Year ended 3-31-2010	10.13	0.00	5.36	5.36	—	—	—
Class R Shares							
Year ended 3-31-2014	17.23	(0.13)	3.54	3.41	(0.07)	(2.26)	(2.33)
Year ended 3-31-2013[5]	15.24	(0.02)	2.01	1.99	—	—	—
Class Y Shares							
Year ended 3-31-2014	17.74	(0.07)	3.66	3.59	(0.08)	(2.31)	(2.39)
Year ended 3-31-2013	15.38	0.01	2.95	2.96	—	(0.60)	(0.60)
Year ended 3-31-2012	18.58	0.04	(1.72)	(1.68)	(0.06)	(1.46)	(1.52)
Year ended 3-31-2011	15.33	0.08	3.17	3.25	—	—	—
Year ended 3-31-2010	10.05	(0.02)	5.30	5.28	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(4) Class share is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2014	$18.32	21.10%	$244	1.57%	-0.62%	61%
Year ended 3-31-2013	17.23	19.49	226	1.66	0.15	52
Year ended 3-31-2012	14.96	-8.06	209	1.67	0.00	50
Year ended 3-31-2011	18.12	20.88	254	1.65	0.19	73
Year ended 3-31-2010	14.99	51.87	202	1.77	-0.55	100
Class B Shares[3]						
Year ended 3-31-2014	16.10	19.87	4	2.58	-1.63	61
Year ended 3-31-2013	15.39	18.22	4	2.78	-0.97	52
Year ended 3-31-2012	13.48	-9.09	4	2.78	-1.09	50
Year ended 3-31-2011	16.66	19.43	6	2.85	-1.07	73
Year ended 3-31-2010	13.95	50.16	7	2.99	-1.77	100
Class C Shares						
Year ended 3-31-2014	16.76	20.24	19	2.25	-1.30	61
Year ended 3-31-2013	15.94	18.74	16	2.35	-0.54	52
Year ended 3-31-2012	13.92	-8.80	16	2.40	-0.72	50
Year ended 3-31-2011	17.09	19.93	19	2.42	-0.57	73
Year ended 3-31-2010	14.25	50.79	14	2.55	-1.33	100
Class E Shares[4]						
Year ended 3-31-2014	18.76	21.56	—*	1.21	-0.26	61
Year ended 3-31-2013	17.59	20.03	—*	1.22	0.61	52
Year ended 3-31-2012	15.25	-7.68	—*	1.23	0.44	50
Year ended 3-31-2011	18.43	21.33	—*	1.24	0.61	73
Year ended 3-31-2010	15.19	52.82	—*	1.27	-0.05	100
Class I Shares						
Year ended 3-31-2014	19.29	21.67	26	1.10	-0.15	61
Year ended 3-31-2013	18.03	20.17	19	1.11	0.72	52
Year ended 3-31-2012	15.61	-7.59	16	1.11	0.48	50
Year ended 3-31-2011	18.83	21.56	4	1.12	0.78	73
Year ended 3-31-2010	15.49	52.91	2	1.18	0.04	100
Class R Shares						
Year ended 3-31-2014	18.31	20.91	1	1.70	-0.78	61
Year ended 3-31-2013[5]	17.23	13.06	—*	1.68[6]	-0.44[6]	52[7]
Class Y Shares						
Year ended 3-31-2014	18.94	21.35	10	1.33	-0.39	61
Year ended 3-31-2013	17.74	19.85	7	1.41	0.05	52
Year ended 3-31-2012	15.38	-7.87	22	1.39	0.28	50
Year ended 3-31-2011	18.58	21.20	26	1.39	0.47	73
Year ended 3-31-2010	15.33	52.54	19	1.40	-0.17	100

See Accompanying Notes to Financial Statements.

IVY TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2014	$14.13	$(0.05)[3]	$ 3.23	$ 3.18	$ —	$(0.47)	$(0.47)
Year ended 3-31-2013	13.15	0.05[3]	0.99	1.04	(0.06)	—	(0.06)
Year ended 3-31-2012	12.15	(0.03)[3]	1.03	1.00	—	—	—
Year ended 3-31-2011	10.78	(0.10)[3]	1.47	1.37	—	—	—
Year ended 3-31-2010[4]	8.62	(0.11)[3]	2.27	2.16	—	—	—
Class B Shares[5]							
Year ended 3-31-2014	13.87	(0.14)[3]	3.15	3.01	—	(0.43)	(0.43)
Year ended 3-31-2013	12.92	(0.03)[3]	0.99	0.96	(0.01)	—	(0.01)
Year ended 3-31-2012	12.01	(0.10)[3]	1.01	0.91	—	—	—
Year ended 3-31-2011	10.72	(0.17)[3]	1.46	1.29	—	—	—
Year ended 3-31-2010[4]	8.62	(0.15)[3]	2.25	2.10	—	—	—
Class C Shares							
Year ended 3-31-2014	13.85	(0.15)[3]	3.15	3.00	—	(0.43)	(0.43)
Year ended 3-31-2013	12.91	(0.03)[3]	0.97	0.94	—	—	—
Year ended 3-31-2012	12.01	(0.11)[3]	1.01	0.90	—	—	—
Year ended 3-31-2011	10.72	(0.17)[3]	1.46	1.29	—	—	—
Year ended 3-31-2010[4]	8.62	(0.15)[3]	2.25	2.10	—	—	—
Class I Shares							
Year ended 3-31-2014	14.20	0.00[3]	3.23	3.23	—	(0.50)	(0.50)
Year ended 3-31-2013	13.27	0.09[3]	0.92	1.01	(0.08)	—	(0.08)
Year ended 3-31-2012	12.22	0.00[3]	1.05	1.05	—	—	—
Year ended 3-31-2011	10.81	(0.08)[3]	1.49	1.41	—	—	—
Year ended 3-31-2010[7]	8.62	(0.07)[3]	2.26	2.19	—	—	—
Period ended 5-17-2009[8]	11.51	(0.07)[3]	(2.82)	(2.89)	—	—	—
Year ended 6-30-2008[8]	11.00	(0.12)	0.63	0.51	—	—	—
Class Y Shares							
Year ended 3-31-2014	14.15	(0.04)[3]	3.23	3.19	—	(0.48)	(0.48)
Year ended 3-31-2013	13.16	0.05[3]	1.00	1.05	(0.06)	—	(0.06)
Year ended 3-31-2012	12.15	(0.02)[3]	1.03	1.01	—	—	—
Year ended 3-31-2011	10.78	(0.10)[3]	1.47	1.37	—	—	—
Year ended 3-31-2010[4]	8.62	(0.07)[3]	2.23	2.16	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(5) These class shares are available for direct investment. Hovever, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(6) Annualized.

(7) The Ivy Tax-Managed Equity Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Tax-Managed Equity Fund.

(8) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Tax-Managed Equity Fund prior to the reorganization.

(9) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$16.84	22.65%	$40	1.43%	-0.30%	—%	—%	32%
Year ended 3-31-2013	14.13	7.91	24	1.14	0.34	1.63	-0.15	26
Year ended 3-31-2012	13.15	8.23	15	1.32	-0.27	1.97	-0.92	26
Year ended 3-31-2011	12.15	12.71	9	2.10	-0.93	2.75	-1.58	41
Year ended 3-31-2010[4]	10.78	25.06	3	2.57[6]	-1.26[6]	4.33[6]	-3.02[6]	19[6]
Class B Shares[5]								
Year ended 3-31-2014	16.45	21.80	1	2.06	-0.92	—	—	32
Year ended 3-31-2013	13.87	7.41	1	1.69	-0.22	2.19	-0.72	26
Year ended 3-31-2012	12.92	7.58	1	1.90	-0.85	2.55	-1.50	26
Year ended 3-31-2011	12.01	12.03	1	2.74	-1.56	3.39	-2.21	41
Year ended 3-31-2010[4]	10.72	24.36	—*	3.12[6]	-1.81[6]	4.88[6]	-3.57[6]	19[6]
Class C Shares								
Year ended 3-31-2014	16.42	21.76	2	2.09	-0.96	—	—	32
Year ended 3-31-2013	13.85	7.28	1	1.76	-0.24	2.26	-0.74	26
Year ended 3-31-2012	12.91	7.49	1	1.97	-0.92	2.62	-1.57	26
Year ended 3-31-2011	12.01	12.03	1	2.75	-1.57	3.40	-2.22	41
Year ended 3-31-2010[4]	10.72	24.36	1	3.13[6]	-1.82[6]	4.89[6]	-3.58[6]	19[6]
Class I Shares								
Year ended 3-31-2014	16.93	22.91	1	1.15	-0.02	—	—	32
Year ended 3-31-2013	14.20	7.70	1	0.80	0.68	1.30	0.18	26
Year ended 3-31-2012	13.27	8.59	1	1.02	0.03	1.67	-0.62	26
Year ended 3-31-2011	12.22	13.04	1	1.87	-0.70	2.52	-1.35	41
Year ended 3-31-2010[7]	10.81	25.41	1	2.11[6]	-0.82[6]	4.03[6]	-2.74[6]	19[6]
Period ended 5-17-2009[8]	8.62	-25.11	—*	2.42[6]	-1.05[6]	—	—	40
Year ended 6-30-2008[8]	11.51	4.64	—*	2.11	-0.97	—	—	27
Class Y Shares								
Year ended 3-31-2014	16.86	22.56	1	1.41	-0.27	—	—	32
Year ended 3-31-2013	14.15	8.12	1	1.02	0.39	1.51	-0.10	26
Year ended 3-31-2012	13.16	8.31	1	1.25	-0.17	1.90	-0.82	26
Year ended 3-31-2011	12.15	12.71	1	2.09	-0.91	2.74	-1.56	41
Year ended 3-31-2010[4]	10.78	25.06[9]	—*	2.52[6]	-1.11[6]	4.28[6]	-2.87[6]	19[6]

See Accompanying Notes to Financial Statements.

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2014	$20.30	$ 0.07	$ 4.42	$ 4.49	$(0.04)	$(0.93)	$ —	$(0.97)
Year ended 3-31-2013	17.57	0.15	2.73	2.88	(0.15)	—*	—	(0.15)
Year ended 3-31-2012	17.93	0.13	(0.19)	(0.06)	(0.12)	(0.18)	—	(0.30)
Year ended 3-31-2011	15.56	(0.02)	2.39	2.37	—	—	—	—
Year ended 3-31-2010	9.94	0.02	5.65	5.67	(0.03)	—	(0.02)	(0.05)
Class B Shares[4]								
Year ended 3-31-2014	19.28	(0.12)	4.19	4.07	—	(0.82)	—	(0.82)
Year ended 3-31-2013	16.72	(0.03)	2.59	2.56	—	—*	—	—*
Year ended 3-31-2012	17.15	(0.07)	(0.18)	(0.25)	—	(0.18)	—	(0.18)
Year ended 3-31-2011	15.12	(0.25)	2.28	2.03	—	—	—	—
Year ended 3-31-2010	9.78	(0.17)	5.51	5.34	—	—	—	—
Class C Shares								
Year ended 3-31-2014	19.80	(0.09)	4.31	4.22	—	(0.84)	—	(0.84)
Year ended 3-31-2013	17.16	0.02	2.67	2.69	(0.05)	—*	—	(0.05)
Year ended 3-31-2012	17.53	0.00	(0.17)	(0.17)	(0.02)	(0.18)	—	(0.20)
Year ended 3-31-2011	15.34	(0.14)	2.33	2.19	—	—	—	—
Year ended 3-31-2010	9.86	(0.08)	5.56	5.48	—	—	—	—
Class E Shares[5]								
Year ended 3-31-2014	20.36	0.11	4.44	4.55	(0.09)	(0.92)	—	(1.01)
Year ended 3-31-2013	17.61	0.20	2.74	2.94	(0.19)	—*	—	(0.19)
Year ended 3-31-2012	18.03	0.18	(0.19)	(0.01)	(0.23)	(0.18)	—	(0.41)
Year ended 3-31-2011	15.60	0.04	2.39	2.43	—	—	—	—
Year ended 3-31-2010	9.95	0.06	5.70	5.76	(0.06)	—	(0.05)	(0.11)
Class I Shares								
Year ended 3-31-2014	20.36	0.14	4.44	4.58	(0.11)	(0.93)	—	(1.04)
Year ended 3-31-2013	17.61	0.22	2.74	2.96	(0.21)	—*	—	(0.21)
Year ended 3-31-2012	18.05	0.21	(0.20)	0.01	(0.27)	(0.18)	—	(0.45)
Year ended 3-31-2011	15.60	0.08	2.37	2.45	—	—	—	—
Year ended 3-31-2010	9.95	0.06	5.71	5.77	(0.06)	—	(0.06)	(0.12)
Class R Shares								
Year ended 3-31-2014	20.28	0.01	4.41	4.42	(0.01)	(0.90)	—	(0.91)
Year ended 3-31-2013[6]	18.17	0.04	2.07	2.11	—	—	—	—
Class Y Shares								
Year ended 3-31-2014	20.33	0.09	4.43	4.52	(0.06)	(0.93)	—	(0.99)
Year ended 3-31-2013	17.59	0.17	2.75	2.92	(0.18)	—*	—	(0.18)
Year ended 3-31-2012	17.99	0.14	(0.17)	(0.03)	(0.19)	(0.18)	—	(0.37)
Year ended 3-31-2011	15.58	0.02	2.39	2.41	—	—	—	—
Year ended 3-31-2010	9.95	0.04	5.67	5.71	(0.04)	—	(0.04)	(0.08)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund or Waddell & Reed Advisors Fund.

(5) Class share is closed to investment.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(7) Annualized.

(8) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2014	$23.82	22.44%	$248	1.31%	0.30%	—%	—%	58%
Year ended 3-31-2013	20.30	16.59	156	1.43	0.82	—	—	57
Year ended 3-31-2012	17.57	-0.13	106	1.53	0.77	—	—	54
Year ended 3-31-2011	17.93	15.23	87	1.59	-0.12	1.66	-0.19	40
Year ended 3-31-2010	15.56	57.09	56	1.85	0.26	—	—	77
Class B Shares[4]								
Year ended 3-31-2014	22.53	21.35	6	2.17	-0.57	—	—	58
Year ended 3-31-2013	19.28	15.40	5	2.43	-0.16	—	—	57
Year ended 3-31-2012	16.72	-1.34	3	2.78	-0.47	—	—	54
Year ended 3-31-2011	17.15	13.43	3	3.12	-1.66	—	—	40
Year ended 3-31-2010	15.12	54.60	3	3.40	-1.28	—	—	77
Class C Shares								
Year ended 3-31-2014	23.18	21.64	14	2.01	-0.41	—	—	58
Year ended 3-31-2013	19.80	15.77	9	2.13	0.12	—	—	57
Year ended 3-31-2012	17.16	-0.85	8	2.25	0.02	—	—	54
Year ended 3-31-2011	17.53	14.28	8	2.40	-0.92	—	—	40
Year ended 3-31-2010	15.34	55.58	5	2.70	-0.63	—	—	77
Class E Shares[5]								
Year ended 3-31-2014	23.90	22.73	—*	1.09	0.51	—	—	58
Year ended 3-31-2013	20.36	16.93	—*	1.14	1.11	—	—	57
Year ended 3-31-2012	17.61	0.26	—*	1.18	1.08	—	—	54
Year ended 3-31-2011	18.03	15.58	—*	1.24	0.22	—	—	40
Year ended 3-31-2010	15.60	58.05	—*	1.29	0.82	—	—	77
Class I Shares								
Year ended 3-31-2014	23.90	22.85	5	0.99	0.63	—	—	58
Year ended 3-31-2013	20.36	17.03	4	1.02	1.21	—	—	57
Year ended 3-31-2012	17.61	0.38	3	1.06	1.25	—	—	54
Year ended 3-31-2011	18.05	15.71	2	1.12	0.47	—	—	40
Year ended 3-31-2010	15.60	58.20	—*	1.15	0.87	—	—	77
Class R Shares								
Year ended 3-31-2014	23.79	22.13	1	1.57	0.03	—	—	58
Year ended 3-31-2013[6]	20.28	11.61	—*	1.55[7]	0.73[7]	—	—	57[8]
Class Y Shares								
Year ended 3-31-2014	23.86	22.56	2	1.22	0.40	—	—	58
Year ended 3-31-2013	20.33	16.78	2	1.27	0.97	—	—	57
Year ended 3-31-2012	17.59	0.09	2	1.31	0.86	—	—	54
Year ended 3-31-2011	17.99	15.47	2	1.37	0.11	—	—	40
Year ended 3-31-2010	15.58	57.52	1	1.54	0.57	—	—	77

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy Emerging Markets Equity Fund (formerly known as Ivy Pacific Opportunities Fund), Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Income Allocation Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund and Ivy Value Fund (each, a "Fund") are 24 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information. Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B and Class C shares. Effective January 1, 2014, the Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class C shares are not available for direct investment in the Ivy Money Market Fund. Certain Funds may also offer Class E, Class I, Class R and/or Class Y shares. Class E shares are closed for all investments in the Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy International Growth Fund, Ivy Managed International Opportunities Fund, Ivy Small Cap Value Fund and Ivy Value Fund. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge ("CDSC"). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended March 31, 2014, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2009.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates of domestic or foreign corporations, partnerships and other entities ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, LIBOR rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the borrower to repay at its election. The degree to which borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters FDIC receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the Net Asset Value ("NAV") of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Money Market Fund and short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to instructions from the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO, the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee and appropriate consultation with the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, Exchange Traded Funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of year ended March 31, 2014, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. Financial Accounting Standards Board ("FASB") Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of March 31, 2014:

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Cundill Global Value Fund							
Unrealized appreciation on forward foreign currency contracts	$ 32	$—	$ 32	$ (5)	$—	$ —	$ 27
Ivy Emerging Markets Equity Fund							
Unrealized appreciation on forward foreign currency contracts	$ 172	$—	$ 172	$ —	$—	$ —	$172
Ivy European Opportunities Fund							
Unrealized appreciation on forward foreign currency contracts	$ 31	$—	$ 31	$ —	$—	$ —	$ 31
Ivy Global Equity Income Fund							
Unrealized appreciation on forward foreign currency contracts	$ 73	$—	$ 73	$ (73)	$—	$ —	$ —
Ivy Global Income Allocation Fund							
Unrealized appreciation on forward foreign currency contracts	$ 203	$—	$ 203	$ (203)	$—	$ —	$ —
Ivy High Income Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$2,253	$—	$2,253	$(1,419)	$—	$(610)	$224

(1) Amounts represent forward currency contracts that have an offset to an open and close contract, but have not settled.

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy International Core Equity Fund							
Unrealized appreciation on forward foreign currency contracts	$319	$—	$319	$ —	$(319)	$—	$ —
Ivy International Growth Fund							
Unrealized appreciation on forward foreign currency contracts	$193	$—	$193	$ —	$ —	$—	$193
Ivy Mid Cap Growth Fund							
Investments in unaffiliated securities at value*	$943	$—	$943	$(943)	$ —	$—	$ —

* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Ivy Cundill Global Value Fund							
Unrealized depreciation on forward foreign currency contracts	$ 81	$—	$ 81	$ (5)	$ —	$ —	$ 76
Ivy Emerging Markets Equity Fund							
Unrealized depreciation on Swap Agreements . .	$ 567	$—	$ 567	$ —	$ —	$ (567)	$ —
Ivy Global Bond Fund							
Unrealized depreciation on forward foreign currency contracts	$ 63	$—	$ 63	$ —	$ —	$ —	$ 63
Ivy Global Equity Income Fund							
Unrealized depreciation on forward foreign currency contracts	$ 280	$—	$ 280	$ (73)	$ 207	$ —	$ —
Ivy Global Income Allocation Fund							
Unrealized depreciation on forward foreign currency contracts	$ 266	$—	$ 266	$ (203)	$ —	$ —	$ 63
Ivy High Income Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$6,714	$—	$6,714	$(1,419)	$ —	$(4,400)	$895
Ivy Mid Cap Growth Fund							
Written Options at Value	$1,351	$—	$1,351	$ (943)	$(408)	$ —	$ —

(1) Amounts represent forward currency contracts that have an offset to an open and close contract, but have not settled.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of year ended March 31, 2014:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Ivy Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	$70	Unrealized depreciation on futures contracts*	$119
Ivy Cundill Global Value Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	32	Unrealized depreciation on forward foreign currency contracts	81
Ivy Emerging Markets Equity Fund	Equity	Investments in unaffiliated securities at value**	667	Unrealized depreciation on swap agreements	567
	Equity		—	Written options at value	261
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	172		—
Ivy European Opportunities Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	31		—
Ivy Global Bond Fund	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	63
Ivy Global Equity Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	73	Unrealized depreciation on forward foreign currency contracts	280
Ivy Global Income Allocation Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	203	Unrealized depreciation on forward foreign currency contracts	266
Ivy High Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	38	Unrealized depreciation on forward foreign currency contracts	1,888
Ivy International Core Equity Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	319		—
Ivy International Growth Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	193		—
Ivy Limited-Term Bond Fund	Interest rate		—	Unrealized depreciation on futures contracts*	1,624
Ivy Mid Cap Growth Fund	Equity	Investments in unaffiliated securities at value**	1,083	Written options at value	1,498
Ivy Value Fund	Equity		—	Written options at value	628

* The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended March 31, 2014.

** Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended March 31, 2014:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$ —	$ —	$ 833	$ —	$ —	$ 833
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	4,567	4,567
Ivy Emerging Markets Equity Fund	Commodity	—	—	(1,975)	—	—	(1,975)
	Equity	(3,547)	(1,631)	—	1,084	—	(4,094)
	Foreign currency	—	—	—	—	(2,914)	(2,914)
Ivy European Opportunities Fund	Equity	(902)	—	—	—	—	(902)
	Foreign currency	—	—	—	—	(752)	(752)
Ivy Global Bond Fund	Foreign currency	—	—	—	—	(301)	(301)

Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
		Net realized gain (loss) on:					
Ivy Global Equity Income Fund	Foreign currency	$ —	$ —	$ —	$ —	$ (306)	$ (306)
Ivy Global Income Allocation Fund	Foreign currency	—	—	—	—	(5,332)	(5,332)
Ivy High Income Fund	Credit	—	7	—	—	—	7
	Equity	—	956	—	—	—	956
	Foreign currency	—	—	—	—	(34,302)	(34,302)
Ivy International Core Equity Fund	Equity	—	—	—	616	—	616
	Foreign currency	—	—	—	—	121	121
Ivy International Growth Fund	Foreign currency	—	—	—	—	(2,805)	(2,805)
Ivy Limited-Term Bond Fund	Interest rate	—	—	(3,810)	—	—	(3,810)
Ivy Mid Cap Growth Fund	Equity	(14,820)	—	—	(4,600)	—	(19,420)
Ivy Small Cap Growth Fund	Equity	—	9,267	—	—	—	9,267
Ivy Value Fund	Equity	—	—	—	(991)	—	(991)

* Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended March 31, 2014:

Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
		Net change in unrealized appreciation (depreciation) on:					
Ivy Bond Fund	Interest rate	$ —	$ —	$ 55	$ —	$ —	$ 55
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	(2,492)	(2,492)
Ivy Emerging Markets Equity Fund	Equity	364	(483)	—	529	—	410
	Foreign currency	—	—	—	—	171	171
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	103	103
Ivy Global Bond Fund	Foreign currency	—	—	—	—	(179)	(179)
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	(147)	(147)
Ivy Global Income Allocation Fund	Foreign currency	—	—	—	—	(63)	(63)
Ivy High Income Fund	Foreign currency	—	—	—	—	(9,242)	(9,242)
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	318	318
Ivy International Growth Fund	Foreign currency	—	—	—	—	318	318
Ivy Limited-Term Bond Fund	Interest rate	—	—	(1,624)	—	—	(1,624)
Ivy Mid Cap Growth Fund	Equity	3,168	—	—	(1,807)	—	1,361
Ivy Small Cap Growth Fund	Equity	—	(557)	—	—	—	(557)
Ivy Value Fund	Equity	—	—	—	437	—	437

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended March 31, 2014, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy Bond Fund	$ —	$ —	$8,956	$29,850	$ —	$ —	$ —
Ivy Cundill Global Value Fund	25,383	24,798	—	—	—	—	—
Ivy Emerging Markets Equity Fund	9,118	9,283	—	—	3,569	1,099	2,546
Ivy European Opportunities Fund	9,439	9,472	—	—	—	43	—
Ivy Global Bond Fund	5,092	5,067	—	—	—	—	—
Ivy Global Equity Income Fund	30,449	30,371	—	—	—	—	—
Ivy Global Income Allocation Fund	82,467	82,347	—	—	—	—	—
Ivy High Income Fund	532,555	533,310	—	—	40,385	—	—
Ivy International Core Equity Fund	143,463	142,966	—	—	—	—	48
Ivy International Growth Fund	61,148	61,098	—	—	—	—	—
Ivy Limited-Term Bond Fund	—	—	—	74,691	—	—	—
Ivy Mid Cap Growth Fund	—	—	—	—	—	1,138	2,600
Ivy Small Cap Growth Fund	—	—	—	—	58	—	—
Ivy Value Fund	—	—	—	—	—	—	490

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objectives and Strategies

Ivy Bond Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund, as determined by the Fund's subadvisor.

Ivy Cundill Global Value Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Ivy Emerging Markets Equity Fund. The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies, hedging certain event risks on positions held by the Fund and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To hedge event risk, the Fund utilized options, both written and purchased, on individual equity securities. To gain exposure to certain individual securities, the Fund utilized total return swaps.

Ivy European Opportunities Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk, the Fund utilized purchased option contracts on individual equity securities and foreign equity indices. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either hedge a position held by the Fund, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Ivy Global Equity Income Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Global Income Allocation Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy High Income Fund. The Fund's objectives in using derivatives during the period were to hedge the exposure to foreign currencies of securities held in the Fund and gaining exposure to certain individual securities that are not available for direct purchase. To hedge foreign currency exposure, the Fund utilized forward contracts. To gain exposure to certain individual securities, the Fund utilized total return swaps.

Ivy International Core Equity Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies, to generate additional income from written option premiums, and to facilitate trading in certain securities. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency and utilized written options on individual equity securities.

Ivy International Growth Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Limited Term-Bond Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund.

Ivy Mid Cap Growth Fund. The Fund's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Fund and hedging market risk on equity securities. To achieve these objectives, the Fund utilized futures on domestic indices and options, both written and purchased, on either an index or on individual or baskets of equity securities.

Ivy Small Cap Growth Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity sectors and markets. To achieve these objectives, the Fund utilized total return swaps on individual equity securities owned by the Fund.

Ivy Value Fund. The Fund's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Fund utilized written options on individual equity securities.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-13	Options written	Options closed	Options exercised	Options expired	Outstanding at 3-31-14
Ivy Emerging Markets Equity Fund						
Number of Contracts	7,375	817,410	(26,675)	(4,030)	(790,595)	3,485
Premium Received	$ 776	$ 8,786	$ (2,769)	$ (725)	$ (5,234)	$ 834
Ivy International Core Equity Fund						
Number of Contracts	N/A	1,769,863	(16,757)	(228,415)	(1,524,691)	N/A
Premium Received	N/A	$ 806	$ (6)	$ (188)	$ (612)	N/A
Ivy Mid Cap Growth Fund						
Number of Contracts	23,883	106,005	(21,087)	(40,953)	(58,667)	9,181
Premium Received	$ 4,359	$ 11,728	$ (4,486)	$ (4,606)	$ (5,329)	$1,666
Ivy Value Fund						
Number of Contracts	765	13,571	(3,599)	(2,782)	(6,032)	1,923
Premium Received	$ 495	$ 2,095	$ (931)	$ (293)	$ (405)	$ 961

6. BASIS FOR CONSOLIDATION OF THE IVY EMERGING MARKETS EQUITY FUND

Ivy EME, Ltd., formerly known as Ivy ASNO II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Emerging Markets Equity Fund (referred to as "the Fund" in this subsection). The Subsidiary acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and statement of additional information. The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and its Subsidiary. The consolidated financial statements include the accounts of the Fund and its Subsidiary. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary comprising the entire issued share capital of the Subsidiary with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary.

See the table below for details regarding the structure, incorporation and relationship as of March 31, 2014 of the Subsidiary to the Fund (amounts in thousands).

Subsidiary	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy EME, Ltd.	1-31-13	4-10-13	$740,340	$6,076	0.82%

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M -Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Ivy Bond Fund	0.525%	0.525%	0.500%	0.450%	0.400%	0.400%	0.400%	0.400%	0.400%
Ivy Core Equity Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.525	0.500
Ivy Cundill Global Value Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Dividend Opportunities Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy Emerging Markets Equity Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy European Opportunities Fund	0.900	0.850	0.750	0.750	0.750	0.750	0.750	0.750	0.750
Ivy Global Bond Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy Global Equity Income Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy Global Income Allocation Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy High Income Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy International Core Equity Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy International Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy Large Cap Growth Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy Limited-Term Bond Fund	0.500	0.500	0.450	0.400	0.350	0.350	0.350	0.350	0.350
Ivy Managed International Opportunities Fund . .	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Micro Cap Growth Fund	0.950	0.950	0.950	0.930	0.930	0.900	0.860	0.860	0.860
Ivy Mid Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Money Market Fund	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400
Ivy Municipal Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Municipal High Income Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Small Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Small Cap Value Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Tax-Managed Equity Fund	0.650	0.650	0.650	0.600	0.600	0.550	0.500	0.500	0.500
Ivy Value Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2014.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation ("Mackenzie"), Mackenzie serves as subadviser to Ivy Cundill Global Value Fund. Under an agreement between IICO and Wall Street Associates, Wall Street Associates serves as subadviser to Ivy Micro Cap Growth Fund. Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all costs applicable of the subadvisers.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed International Opportunities Fund, pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed International Opportunities Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.000	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, the Ivy Managed International Opportunities Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund, other than Ivy Money Market Fund, may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the year ended March 31, 2014, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Bond Fund	$ 225	$ 5	$ 19	$ 3	$ —	$ 220
Ivy Core Equity Fund	468	1	12	9	—	561
Ivy Cundill Global Value Fund	196	1	5	—*	—	212
Ivy Dividend Opportunities Fund	214	2	16	2	—	205
Ivy Emerging Markets Equity Fund	292	1	9	2	—	298
Ivy European Opportunities Fund	87	—*	2	—*	—	84
Ivy Global Bond Fund	120	2	14	8	—	174
Ivy Global Equity Income Fund	174	—*	—*	—*	—	176
Ivy Global Income Allocation Fund	402	2	8	4	—	365
Ivy High Income Fund	2,700	99	300	315	—	8,077
Ivy International Core Equity Fund	571	6	20	5	—	647
Ivy International Growth Fund	137	—*	4	1	—	146
Ivy Large Cap Growth Fund	401	6	9	4	—	420
Ivy Limited-Term Bond Fund	1,307	71	71	32	—	1,346
Ivy Managed International Opportunities Fund	113	1	2	—*	—	98
Ivy Micro Cap Growth Fund	289	—*	3	2	—	311
Ivy Mid Cap Growth Fund	666	18	42	27	—	1,325
Ivy Money Market Fund	—	17	25	10	—	—
Ivy Municipal Bond Fund	60	2	18	5	—	77
Ivy Municipal High Income Fund	160	33	57	94	—	471
Ivy Small Cap Growth Fund	335	2	10	5	—	494
Ivy Small Cap Value Fund	155	1	3	2	—	169
Ivy Tax-Managed Equity Fund	34	—*	—*	—*	—	34
Ivy Value Fund	110	1	4	2	—	129

* Not shown due to rounding.
(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2014 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Bond Fund	Class E	Contractual	1-31-2011	7-31-2014	1.14%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-31-2011	7-31-2013	0.84%	$—	Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$—	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Core Equity Fund	Class A	Contractual	1-11-2013	7-31-2014	1.15%	$202	12b-1 Fees and/ or Shareholder Servicing
	Class B	Contractual	1-11-2013	7-31-2014	2.40%	$ —	12b-1 Fees and/ or Shareholder Servicing
	Class C	Contractual	1-11-2013	7-31-2014	2.13%	$ —	12b-1 Fees and/ or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2014	1.35%	$ 9	12b-1 Fees and/ or Shareholder Servicing
	Class I	Contractual	1-11-2013	7-31-2014	0.84%	$ 76	Shareholder Servicing
	Class Y	Contractual	1-11-2013	7-31-2014	0.84%	$160	12b-1 Fees and/ or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Cundill Global Value Fund	All Classes	Contractual	12-3-2012	7-31-2014	N/A	$434[(3)]	Investment Management Fee
	Class A	Contractual	8-1-2012	7-31-2013	1.90%	$ —	12b-1 Fees and/ or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2014	1.59%	$ 3	12b-1 Fees and/ or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Dividend Opportunities Fund	Class E	Contractual	8-1-2008	7-31-2014	1.37%	$ 12	12b-1 Fees and/ or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Emerging Markets Equity Fund	Class A	Contractual	3-17-2014	7-30-2016	1.50%	$ —	12b-1 Fees and/ or Shareholder Servicing
	Class B	Contractual	3-17-2014	7-30-2016	2.50%	$ —	12b-1 Fees and/ or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy European Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Global Bond Fund	Class A	Contractual	6-2-2008	7-31-2014	0.99%	$464	12b-1 Fees and/ or Shareholder Servicing
	Class B	Contractual	6-2-2008	7-31-2014	1.74%	$ 23	12b-1 Fees and/ or Shareholder Servicing
	Class C	Contractual	6-2-2008	7-31-2014	1.74%	$ 56	12b-1 Fees and/ or Shareholder Servicing
	Class I	Contractual	6-2-2008	7-31-2014	0.74%	$ 83	Shareholder Servicing
	Class Y	Contractual	6-2-2008	7-31-2014	0.99%	$ 8	12b-1 Fees and/ or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Global Equity Income Fund	All Classes	Contractual	6-4-2012	7-31-2013	N/A	$ 16[1]	Investment Management Fee
	Class A	Contractual	6-4-2012	7-31-2014	1.30%	$214	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-4-2012	7-31-2013	2.17%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-4-2012	7-31-2013	1.96%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-4-2012	7-31-2014	0.94%	$ 14	Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2014	1.19%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Global Income Allocation Fund	Class A	Contractual	6-4-2012	7-31-2013	1.35%	$ 12	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-4-2012	7-31-2013	2.30%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-4-2012	7-31-2013	2.02%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	6-4-2012	7-31-2014	1.33%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-4-2012	7-31-2013	0.91%	$ 4	Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2014	1.17%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy High Income Fund	Class E	Contractual	8-1-2008	7-31-2014	1.36%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$126	12b-1 Fees and/or Shareholder Servicing
Ivy International Core Equity Fund	Class E	Contractual	8-1-2008	7-31-2014	1.53%	$ 12	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy International Growth Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Large Cap Growth Fund	Class A	Contractual	6-1-2006	7-31-2014	1.15%	$406	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-13-2011	7-31-2014	2.15%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-13-2011	7-31-2014	1.95%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2014	1.15%	$ 21	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-13-2011	7-31-2014	0.88%	$ 4	Shareholder Servicing
	Class Y	Contractual	6-1-2006	7-31-2014	1.06%	$ 85	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Limited-Term Bond Fund	Class E	Contractual	8-1-2010	7-31-2014	1.00%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ 3	12b-1 Fees and/or Shareholder Servicing
Ivy Managed International Opportunities Fund	Class A	Contractual	3-17-2014	7-31-2016	0.49%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	3-17-2014	7-31-2016	1.40%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	3-17-2014	7-31-2016	1.29%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	3-17-2014	7-31-2016	0.39%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	3-17-2014	7-31-2016	0.16%	$ —	Shareholder Servicing
	Class R	Contractual	3-17-2014	7-31-2016	0.72%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	3-17-2014	7-31-2016	0.38%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2015	Not to exceed Class A	$ —	N/A
Ivy Micro Cap Growth Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Growth Fund	Class E	Contractual	8-1-2008	7-31-2014	1.60%	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Money Market Fund	Class A	Voluntary	N/A	N/A	To maintain minimum yield[2]	$732	12b-1 Fees and/or Shareholder Servicing
	Class B	Voluntary	N/A	N/A	To maintain minimum yield[2]	$123	12b-1 Fees and/or Shareholder Servicing
	Class C	Voluntary	N/A	N/A	To maintain minimum yield[2]	$572	12b-1 Fees and/or Shareholder Servicing
	Class E	Voluntary	N/A	N/A	To maintain minimum yield[2]	$ 27	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal Bond Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal High Income Fund	All Classes	Voluntary	N/A	N/A	Reduction of Investment Management Fee	$200	Investment Management Fee
	Class A	Contractual	5-18-2009	7-31-2013	0.95%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	5-18-2009	7-31-2013	0.70%	$ —	Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ 20	12b-1 Fees and/or Shareholder Servicing
Ivy Small Cap Growth Fund	Class E	Contractual	8-1-2008	7-31-2014	1.56%	$ 13	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Small Cap Value Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Tax-Managed Equity Fund	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A
Ivy Value Fund	Class A	Contractual	8-1-2010	7-31-2013	1.55%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2014	Not to exceed Class A	$ —	N/A

*Not shown due to rounding.

(1) Due to Class A, Class B, Class C, Class I and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) Minimum yield was 0.02% throughout the period of this report.

(3) The Fund's management fee is being reduced by 0.14% of average daily net assets.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2014 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2014 follows:

	3-31-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-14 Share Balance	3-31-14 Value
Ivy High Income Fund							
Maritime Finance Company Ltd.	—	$35,000	$—	$—	$—	1,750	$36,470

	3-31-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	3-31-14 Share Balance	3-31-14 Value
Ivy Managed International Opportunities Fund							
Ivy Emerging Markets Equity Fund, Class I	5,411	$ 3,707	$33,372	$ 700	$ 761	6,838	$105,517
Ivy European Opportunities Fund, Class I	764	844	8,775	2,937	162	884	26,500
Ivy Global Income Allocation Fund, Class I	1,270	9,447	2,513	165	791	1,704	26,757
Ivy International Core Equity Fund, Class I	2,404	13,279	5,260	96	925	2,814	53,880
Ivy International Growth Fund, Class I	1,060	15,111	4,907	448	583	1,293	53,734
				$4,346	$3,222		$266,388

(1) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2014, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Bond Fund	$837,730	$ 337,504	$824,037	$ 348,929
Ivy Core Equity Fund	—	620,011	—	427,354
Ivy Cundill Global Value Fund	—	152,344	—	114,930
Ivy Dividend Opportunities Fund	—	148,649	—	149,378
Ivy Emerging Markets Equity Fund	—	809,575	—	1,018,122
Ivy European Opportunities Fund	—	234,983	—	279,042
Ivy Global Bond Fund	2,786	70,558	2,997	51,709
Ivy Global Equity Income Fund	—	259,079	—	145,114
Ivy Global Income Allocation Fund	—	578,831	4,978	413,104
Ivy High Income Fund	—	9,857,362	—	6,743,310
Ivy International Core Equity Fund	—	1,756,498	—	1,500,441
Ivy International Growth Fund	—	253,147	—	148,859
Ivy Large Cap Growth Fund	—	697,314	—	913,793
Ivy Limited-Term Bond Fund	71,761	604,362	176,434	408,962
Ivy Managed International Opportunities Fund	—	41,898	—	59,172
Ivy Micro Cap Growth Fund	—	213,952	—	106,293
Ivy Mid Cap Growth Fund	—	2,434,589	—	1,671,176
Ivy Money Market Fund	—	—	—	—
Ivy Municipal Bond Fund	—	9,798	—	15,636
Ivy Municipal High Income Fund	—	276,031	—	549,434
Ivy Small Cap Growth Fund	—	518,649	—	451,347
Ivy Small Cap Value Fund	—	159,776	—	187,132
Ivy Tax-Managed Equity Fund	—	21,296	—	11,585
Ivy Value Fund	—	173,421	—	123,883

10. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Bond Fund				Ivy Core Equity Fund			
	Year ended 3-31-14		Year ended 3-31-13		Year ended 3-31-14		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	25,007	$261,119	21,415	$228,807	16,060	$213,280	13,608	$154,168
Class B	146	1,521	414	4,419	241	2,779	524	5,305
Class C	486	5,084	1,695	18,116	2,256	26,789	2,328	23,853
Class E	45	469	97	1,040	142	1,876	135	1,501
Class I	305	3,180	740	7,877	12,308	178,464	7,104	88,478
Class R	24	257	23	250	121	1,623	22	250
Class Y	210	2,190	149	1,595	2,898	40,258	1,117	13,453

	Ivy Bond Fund				Ivy Core Equity Fund			
	Year ended 3-31-14		Year ended 3-31-13		Year ended 3-31-14		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,361	$ 14,205	1,533	$ 16,393	1,903	$ 25,267	218	$ 2,405
Class B	14	146	24	258	51	602	4	40
Class C	47	488	90	957	602	7,213	71	710
Class E	11	113	14	146	26	344	3	37
Class I	10	109	21	229	368	5,322	18	215
Class R	—	—	—	—	1	13	—	—
Class Y	7	77	20	209	168	2,376	9	106
Shares redeemed:								
Class A	(24,512)	(254,990)	(12,972)	(138,540)	(8,719)	(116,113)	(5,529)	(61,400)
Class B	(534)	(5,538)	(390)	(4,163)	(324)	(3,768)	(168)	(1,646)
Class C	(2,135)	(22,232)	(1,944)	(20,770)	(1,902)	(22,976)	(1,931)	(19,343)
Class E	(145)	(1,503)	(73)	(785)	(29)	(385)	(31)	(358)
Class I	(432)	(4,489)	(583)	(6,229)	(7,227)	(105,739)	(4,924)	(61,371)
Class R	(23)	(252)	—	—	(24)	(306)	—*	—*
Class Y	(410)	(4,322)	(526)	(5,612)	(657)	(9,285)	(530)	(6,178)
Net increase (decrease)	**(518)**	**$ (4,368)**	**9,747**	**$ 104,197**	**18,263**	**$ 247,634**	**12,048**	**$ 140,225**

	Ivy Cundill Global Value Fund				Ivy Dividend Opportunities Fund			
	Year ended 3-31-14		Year ended 3-31-13		Year ended 3-31-14		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	8,797	$ 149,096	2,467	$ 32,043	4,902	$ 91,270	3,949	$ 62,525
Class B	58	915	22	264	111	1,994	143	2,234
Class C	202	3,297	62	768	432	7,886	295	4,616
Class E	16	273	9	124	27	492	37	578
Class I	163	2,843	64	835	2,574	48,752	1,079	18,196
Class R	19	297	18	250	16	287	16	250
Class Y	493	8,174	122	1,533	114	2,104	106	1,670
Shares issued in reinvestment of distributions to shareholders:								
Class A	9	166	—	—	328	6,206	220	3,443
Class B	—*	—*	—	—	10	183	5	83
Class C	—	—	—	—	37	692	18	279
Class E	—*	3	—	—	5	96	3	43
Class I	2	27	—	—	10	181	5	77
Class R	—*	—*	—	—	—	—	—	—
Class Y	1	11	—	—	13	249	10	159
Shares redeemed:								
Class A	(3,723)	(62,583)	(4,091)	(52,258)	(5,166)	(96,206)	(6,545)	(104,572)
Class B	(238)	(3,719)	(379)	(4,481)	(158)	(2,921)	(418)	(6,597)
Class C	(285)	(4,600)	(544)	(6,475)	(428)	(7,940)	(779)	(12,262)
Class E	(4)	(71)	(8)	(101)	(27)	(508)	(38)	(611)
Class I	(80)	(1,403)	(119)	(1,484)	(2,489)	(47,169)	(1,103)	(18,561)
Class R	(18)	(293)	—	—	(16)	(283)	—	—
Class Y	(494)	(8,777)	(855)	(10,944)	(309)	(5,718)	(330)	(5,183)
Net increase (decrease)	**4,918**	**$ 83,656**	**(3,232)**	**$ (39,926)**	**(14)**	**$ (353)**	**(3,327)**	**$ (53,633)**

** Not shown due to rounding.*

	Ivy Emerging Markets Equity Fund				Ivy European Opportunities Fund			
	Year ended 3-31-14		Year ended 3-31-13		Year ended 3-31-14		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	6,390	$ 90,567	8,905	$ 120,857	1,477	$ 40,365	1,210	$ 27,852
Class B	38	447	98	1,154	10	251	7	157
Class C	116	1,454	156	1,916	67	1,769	26	579
Class E	—*	1	—	—	—	—	—	—*
Class I	934	13,846	2,198	29,513	113	3,178	85	1,972
Class R	19	283	18	250	11	275	10	250
Class Y	133	1,925	118	1,573	96	2,794	23	537
Shares issued in connection with merger of Ivy Asset Strategy New Opportunities Fund:								
Class A	9,872	147,434	N/A	N/A	N/A	N/A	N/A	N/A
Class B	339	4,265	N/A	N/A	N/A	N/A	N/A	N/A
Class C	2,518	33,024	N/A	N/A	N/A	N/A	N/A	N/A
Class E	7	109	N/A	N/A	N/A	N/A	N/A	N/A
Class I	1,810	27,713	N/A	N/A	N/A	N/A	N/A	N/A
Class R	41	609	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	429	6,524	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	152	2,284	244	3,410	16	434	25	599
Class B	—*	—*	—*	3	—	—	—	—
Class C	1	14	3	41	—	—	—	—
Class E	—*	1	—	—	—*	1	—	—
Class I	89	1,380	109	1,563	11	302	15	350
Class R	—	—	—	—	—*	—*	—	—
Class Y	2	34	3	49	—*	13	1	14
Shares redeemed:								
Class A	(16,193)	(229,145)	(9,777)	(132,826)	(2,522)	(67,978)	(2,022)	(47,050)
Class B	(317)	(3,723)	(294)	(3,361)	(66)	(1,639)	(103)	(2,237)
Class C	(598)	(7,504)	(489)	(5,809)	(73)	(1,864)	(129)	(2,815)
Class E	—	—	—	—	—	—	—	—
Class I	(4,165)	(62,531)	(1,579)	(21,904)	(576)	(16,600)	(935)	(21,884)
Class R	(24)	(357)	—	—	(10)	(267)	—	—
Class Y	(169)	(2,477)	(247)	(3,400)	(70)	(1,992)	(35)	(845)
Net increase (decrease)	**1,424**	**$ 26,177**	**(534)**	**$ (6,971)**	**(1,516)**	**$(40,958)**	**(1,822)**	**$(42,521)**

* Not shown due to rounding.

| | Ivy Global Bond Fund | | | | Ivy Global Equity Income Fund | | | |
| | Year ended 3-31-14 | | Year ended 3-31-13 | | Year ended 3-31-14 | | Period from 6-4-12 to 3-31-13 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	9,348	$ 93,944	6,509	$ 66,576	11,870	$149,251	7,010	$ 78,790
Class B	186	1,880	192	1,962	235	2,950	319	3,508
Class C	882	8,922	1,122	11,487	1,457	18,759	1,264	14,164
Class I	3,945	39,715	3,869	39,644	3,828	49,428	3,717	41,695
Class R	34	348	25	250	22	279	22	250
Class Y	511	5,135	231	2,371	1,247	16,104	1,211	13,572
Shares issued in reinvestment of distributions to shareholders:								
Class A	564	5,653	619	6,297	447	5,595	67	755
Class B	14	137	17	176	1	13	—*	2
Class C	90	906	120	1,221	5	61	1	9
Class I	162	1,627	133	1,350	6	82	1	14
Class R	—*	1	—	—	—	—	—	—
Class Y	17	172	20	207	—*	1	—*	—*
Shares redeemed:								
Class A	(8,360)	(83,852)	(5,527)	(56,504)	(3,457)	(44,273)	(2,092)	(23,888)
Class B	(269)	(2,687)	(133)	(1,356)	(213)	(2,682)	(203)	(2,322)
Class C	(1,909)	(19,145)	(1,012)	(10,334)	(1,250)	(16,116)	(911)	(10,568)
Class I	(4,105)	(41,108)	(1,046)	(10,675)	(3,708)	(47,897)	(2,725)	(31,660)
Class R	(25)	(257)	—	—	(22)	(275)	—	—
Class Y	(304)	(3,052)	(424)	(4,324)	(1,228)	(15,857)	(907)	(10,530)
Net increase	781	$ 8,339	4,715	$ 48,348	9,240	$115,423	6,774	$ 73,791

| | Ivy Global Income Allocation Fund | | | |
| | Year ended 3-31-14 | | Year ended 3-31-13 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	16,886	$ 253,566	8,790	$125,896
Class B	73	1,077	100	1,411
Class C	621	9,166	754	10,681
Class E	24	367	33	472
Class I	1,067	16,325	821	11,862
Class R	18	271	17	250
Class Y	136	2,049	431	5,918
Shares issued in reinvestment of distributions to shareholders:				
Class A	1,051	15,582	817	11,475
Class B	12	175	16	219
Class C	54	794	54	748
Class E	6	93	6	89
Class I	80	1,196	107	1,505
Class R	—	—	—	—
Class Y	16	233	17	240
Shares redeemed:				
Class A	(7,070)	(106,163)	(4,557)	(64,768)
Class B	(132)	(1,960)	(146)	(2,026)
Class C	(546)	(8,107)	(417)	(5,854)
Class E	(15)	(229)	(24)	(336)
Class I	(684)	(10,279)	(1,809)	(26,111)
Class R	(17)	(267)	—	—
Class Y	(67)	(1,008)	(376)	(5,299)
Net increase	11,513	$ 172,881	4,634	$ 66,372

* Not shown due to rounding.

	Ivy High Income Fund				Ivy International Core Equity Fund			
	Year ended 3-31-14		Year ended 3-31-13		Year ended 3-31-14		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	233,788	$ 2,032,610	232,510	$ 1,970,312	22,847	$ 403,209	16,599	$ 245,740
Class B	3,488	30,336	8,104	68,577	91	1,456	69	920
Class C	80,935	703,799	84,595	716,217	1,411	22,922	927	12,506
Class E	348	3,026	341	2,896	38	681	34	511
Class I	307,838	2,673,616	202,178	1,718,346	13,145	236,118	13,045	192,126
Class R	3,402	29,609	29	250	249	4,568	16	250
Class Y	90,452	785,950	73,780	625,284	2,124	38,191	3,788	56,429
Shares issued in reinvestment of distributions to shareholders:								
Class A	30,064	260,999	21,440	182,485	934	16,834	581	8,830
Class B	1,075	9,329	827	7,043	9	154	6	83
Class C	11,489	99,724	8,492	72,288	81	1,323	55	759
Class E	83	717	61	514	4	75	3	39
Class I	22,197	192,720	13,886	118,254	766	13,882	574	8,749
Class R	84	728	—	—	2	30	—	—
Class Y	7,456	64,736	5,594	47,602	151	2,743	135	2,062
Shares redeemed:								
Class A	(142,396)	(1,235,658)	(123,260)	(1,046,777)	(13,179)	(232,015)	(20,754)	(306,977)
Class B	(3,176)	(27,550)	(2,246)	(19,106)	(191)	(3,029)	(326)	(4,432)
Class C	(45,002)	(390,707)	(23,403)	(199,271)	(1,424)	(22,536)	(2,408)	(32,381)
Class E	(199)	(1,728)	(122)	(1,039)	(20)	(359)	(29)	(432)
Class I	(152,154)	(1,321,278)	(79,144)	(675,476)	(7,663)	(136,958)	(10,941)	(161,681)
Class R	(78)	(680)	—*	—*	(17)	(288)	—	—
Class Y	(64,624)	(560,132)	(39,531)	(334,134)	(3,484)	(60,187)	(5,457)	(80,092)
Net increase (decrease)	**385,070**	**$ 3,350,166**	**384,131**	**$ 3,254,265**	**15,874**	**$ 286,814**	**(4,083)**	**$ (56,991)**

	Ivy International Growth Fund				Ivy Large Cap Growth Fund			
	Year ended 3-31-14		Year ended 3-31-13		Year ended 3-31-14		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,165	$ 159,327	1,959	$ 67,374	15,807	$ 273,530	14,784	$ 216,679
Class B	42	1,369	57	1,767	117	1,753	117	1,473
Class C	113	3,940	78	2,388	675	10,432	759	10,082
Class E	—	—*	—	—*	57	980	73	1,071
Class I	549	22,161	748	25,457	1,736	30,510	2,248	33,811
Class R	12	471	7	250	311	5,252	850	12,171
Class Y	39	1,528	234	7,917	850	14,846	1,948	28,807
Shares issued in reinvestment of distributions to shareholders:								
Class A	84	3,286	36	1,227	6,486	109,684	125	1,815
Class B	1	18	—*	3	83	1,184	—	—
Class C	3	117	1	33	469	7,061	—	—
Class E	—*	2	—	—	43	729	1	10
Class I	18	709	18	630	608	10,600	26	38
Class R	—*	1	—	—	185	3,073	—	—
Class Y	3	132	4	137	781	13,433	20	287
Shares redeemed:								
Class A	(1,550)	(59,317)	(948)	(32,094)	(22,957)	(395,542)	(18,026)	(266,421)
Class B	(37)	(1,274)	(32)	(957)	(211)	(3,126)	(436)	(5,594)
Class C	(112)	(3,798)	(152)	(4,500)	(1,111)	(17,194)	(1,645)	(21,880)
Class E	—	—	—	—	(41)	(717)	(67)	(968)
Class I	(318)	(12,211)	(149)	(5,057)	(4,559)	(79,360)	(9,147)	(139,117)
Class R	(7)	(275)	—	—	(507)	(8,611)	(674)	(9,625)
Class Y	(143)	(5,367)	(193)	(6,635)	(2,148)	(37,737)	(2,025)	(29,971)
Net increase (decrease)	**2,862**	**$ 110,819**	**1,668**	**$ 57,940**	**(3,326)**	**$ (59,220)**	**(11,069)**	**$(166,982)**

** Not shown due to rounding.*

	Ivy Limited-Term Bond Fund				Ivy Managed International Opportunities Fund			
	Year ended 3-31-14		Year ended 3-31-13		Year ended 3-31-14		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	82,065	$ 901,644	60,148	$ 674,058	5,707	$ 54,288	4,714	$ 40,470
Class B	412	4,520	715	8,013	17	158	25	205
Class C	3,956	43,684	6,412	71,861	43	406	97	820
Class E	120	1,316	171	1,918	—*	—*	—	—
Class I	4,475	49,521	8,306	93,114	14	134	30	271
Class R	24	276	22	250	28	268	28	250
Class Y	857	9,458	6,002	67,268	31	279	22	194
Shares issued in connection with merger of Ivy Managed European/Pacific Fund:								
Class A	N/A	N/A	N/A	N/A	6,302	62,846	N/A	N/A
Class B	N/A	N/A	N/A	N/A	113	1,111	N/A	N/A
Class C	N/A	N/A	N/A	N/A	124	1,224	N/A	N/A
Class E	N/A	N/A	N/A	N/A	21	206	N/A	N/A
Class I	N/A	N/A	N/A	N/A	39	388	N/A	N/A
Class R	N/A	N/A	N/A	N/A	28	275	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	70	697	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	2,301	25,236	1,806	20,239	212	2,086	281	2,496
Class B	18	194	21	234	1	11	2	17
Class C	152	1,664	194	2,178	3	30	5	39
Class E	6	66	5	61	—*	3	—	—
Class I	89	977	144	1,614	—*	4	—*	4
Class R	—*	—*	—	—	—	—	—	—
Class Y	52	569	92	1,025	1	9	1	7
Shares redeemed:								
Class A	(59,860)	(658,323)	(47,647)	(533,902)	(7,583)	(72,143)	(5,964)	(51,349)
Class B	(971)	(10,672)	(852)	(9,542)	(60)	(561)	(69)	(578)
Class C	(11,461)	(125,903)	(8,838)	(99,028)	(103)	(968)	(158)	(1,325)
Class E	(201)	(2,209)	(44)	(492)	—	—	—	—
Class I	(10,570)	(116,234)	(7,051)	(79,011)	(28)	(261)	(18)	(144)
Class R	(23)	(251)	—	—	(28)	(265)	—	—
Class Y	(3,799)	(41,891)	(5,446)	(60,992)	(30)	(283)	(33)	(279)
Net increase (decrease)	7,642	$ 83,642	14,160	$ 158,866	4,922	$ 49,942	(1,037)	$ (8,902)

* Not shown due to rounding.

	Ivy Micro Cap Growth Fund				Ivy Mid Cap Growth Fund			
	Year ended 3-31-14		Year ended 3-31-13		Year ended 3-31-14		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,862	$119,826	1,337	$ 24,706	22,970	$ 505,292	35,683	$ 638,824
Class B	57	1,371	28	510	247	4,649	401	6,336
Class C	346	8,531	76	1,383	5,683	114,333	4,059	67,787
Class E	N/A	N/A	N/A	N/A	58	1,262	54	971
Class I	1,344	35,094	109	1,966	40,711	934,760	34,973	664,913
Class R	30	670	28	536	1,996	43,369	2,349	42,082
Class Y	130	3,472	10	194	11,376	259,587	13,593	254,864
Shares issued in reinvestment of distributions to shareholders:								
Class A	362	8,860	—	—	2,227	49,407	304	5,527
Class B	6	142	—	—	44	845	7	115
Class C	21	507	—	—	353	7,123	46	767
Class E	N/A	N/A	N/A	N/A	9	189	1	22
Class I	29	731	—	—	2,470	57,454	259	4,916
Class R	—*	—*	—	—	117	2,573	17	312
Class Y	2	63	—	—	836	19,119	107	1,991
Shares redeemed:								
Class A	(1,407)	(34,666)	(1,062)	(19,216)	(16,142)	(358,196)	(12,727)	(233,215)
Class B	(20)	(443)	(20)	(367)	(208)	(3,966)	(270)	(4,267)
Class C	(80)	(1,960)	(57)	(1,004)	(2,104)	(42,414)	(2,060)	(34,107)
Class E	N/A	N/A	N/A	N/A	(17)	(379)	(23)	(403)
Class I	(320)	(8,412)	(131)	(2,342)	(20,030)	(468,432)	(13,612)	(260,712)
Class R	(29)	(648)	(14)	(282)	(1,507)	(32,445)	(1,259)	(22,833)
Class Y	(60)	(1,570)	(41)	(729)	(8,515)	(194,702)	(11,581)	(214,202)
Net increase	5,273	$131,568	263	$ 5,355	40,574	$ 899,428	50,321	$ 919,688

	Ivy Money Market Fund				Ivy Municipal Bond Fund			
	Year ended 3-31-14		Year ended 3-31-13		Year ended 3-31-14		Year ended 3-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	213,404	$ 213,404	160,828	$ 160,828	4,023	$ 47,420	5,124	$ 62,430
Class B	4,830	4,830	6,108	6,108	34	398	88	1,076
Class C	61,484	61,484	37,852	37,852	339	3,976	742	9,040
Class E	3,445	3,445	2,747	2,747	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	120	1,395	136	1,661
Class Y	N/A	N/A	N/A	N/A	2	19	50	606
Shares issued in reinvestment of distributions to shareholders:								
Class A	28	28	27	27	272	3,188	239	2,906
Class B	1	1	2	2	3	42	4	48
Class C	7	7	7	7	34	395	34	420
Class E	1	1	1	1	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	3	34	2	22
Class Y	N/A	N/A	N/A	N/A	—*	5	1	8
Shares redeemed:								
Class A	(204,766)	(204,766)	(202,199)	(202,199)	(5,623)	(65,756)	(2,559)	(31,204)
Class B	(5,998)	(5,998)	(6,516)	(6,516)	(118)	(1,390)	(87)	(1,061)
Class C	(61,957)	(61,957)	(44,742)	(44,742)	(1,123)	(13,163)	(627)	(7,637)
Class E	(2,882)	(2,882)	(1,877)	(1,877)	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	(119)	(1,387)	(53)	(640)
Class Y	N/A	N/A	N/A	N/A	(16)	(185)	(47)	(575)
Net increase (decrease)	7,597	$ 7,597	(47,762)	$ (47,762)	(2,169)	$(25,009)	3,047	$ 37,100

* Not shown due to rounding.

| | Ivy Municipal High Income Fund | | | | Ivy Small Cap Growth Fund | | | |
| | Year ended 3-31-14 | | Year ended 3-31-13 | | Year ended 3-31-14 | | Year ended 3-31-13 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	25,901	$ 131,877	52,256	$ 281,954	8,269	$147,571	4,987	$ 72,934
Class B	272	1,410	1,626	8,752	162	2,414	153	1,924
Class C	9,358	47,679	27,917	150,467	1,667	26,456	1,407	18,583
Class E	N/A	N/A	N/A	N/A	71	1,269	42	609
Class I	73,080	369,430	96,022	518,337	3,707	78,702	4,210	72,781
Class R	N/A	N/A	N/A	N/A	1,345	23,825	708	10,321
Class Y	1,605	8,199	4,177	22,605	3,516	72,265	2,603	43,403
Shares issued in reinvestment of distributions to shareholders:								
Class A	3,525	17,844	2,778	15,041	1,797	31,046	449	6,202
Class B	72	365	47	254	82	1,183	23	275
Class C	1,442	7,292	1,027	5,560	1,217	18,622	371	4,603
Class E	N/A	N/A	N/A	N/A	22	372	5	69
Class I	4,137	20,948	3,095	16,766	708	14,660	161	2,628
Class R	N/A	N/A	N/A	N/A	146	2,517	23	311
Class Y	210	1,068	218	1,178	964	19,269	266	4,201
Shares redeemed:								
Class A	(56,121)	(285,021)	(28,697)	(155,931)	(5,417)	(96,732)	(4,859)	(70,255)
Class B	(914)	(4,634)	(430)	(2,334)	(188)	(2,820)	(203)	(2,522)
Class C	(26,738)	(135,246)	(7,914)	(43,012)	(2,015)	(32,023)	(2,666)	(34,783)
Class E	N/A	N/A	N/A	N/A	(21)	(381)	(34)	(504)
Class I	(97,523)	(494,583)	(41,787)	(226,983)	(2,454)	(52,437)	(2,207)	(38,184)
Class R	N/A	N/A	N/A	N/A	(538)	(9,600)	(572)	(8,321)
Class Y	(5,190)	(26,189)	(3,095)	(16,809)	(3,373)	(69,842)	(3,633)	(59,729)
Net increase (decrease)	**(66,884)**	**$(339,561)**	**107,240**	**$ 575,845**	**9,667**	**$176,336**	**1,234**	**$ 24,546**

| | Ivy Small Cap Value Fund | | | | Ivy Tax-Managed Equity Fund | | | |
| | Year ended 3-31-14 | | Year ended 3-31-13 | | Year ended 3-31-14 | | Year ended 3-31-13 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,457	$ 61,992	2,703	$ 41,730	1,285	$ 19,995	942	$12,345
Class B	27	434	23	319	94	1,520	96	1,251
Class C	296	4,873	165	2,371	72	1,163	101	1,314
Class E	—	—	—	—*	N/A	N/A	N/A	N/A
Class I	603	11,485	239	3,827	127	2,103	126	1,675
Class R	64	1,156	33	531	N/A	N/A	N/A	N/A
Class Y	259	4,789	243	3,728	22	381	26	335
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,685	28,472	480	7,119	63	1,025	6	80
Class B	31	467	9	114	—*	3	—*	—*
Class C	127	1,974	29	398	2	25	—	—
Class E	1	16	—	—	N/A	N/A	N/A	N/A
Class I	143	2,533	33	514	1	9	—*	1
Class R	2	34	—	—	N/A	N/A	N/A	N/A
Class Y	42	728	10	158	—*	9	—*	2
Shares redeemed:								
Class A	(4,878)	(87,509)	(4,046)	(61,765)	(739)	(11,619)	(374)	(4,906)
Class B	(63)	(1,003)	(120)	(1,608)	(93)	(1,496)	(91)	(1,191)
Class C	(249)	(4,086)	(335)	(4,674)	(40)	(675)	(80)	(1,043)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	(504)	(9,638)	(215)	(3,376)	(119)	(1,975)	(118)	(1,568)
Class R	(19)	(344)	(16)	(279)	N/A	N/A	N/A	N/A
Class Y	(162)	(3,001)	(1,306)	(20,514)	(27)	(470)	(45)	(576)
Net increase (decrease)	**862**	**$ 13,372**	**(2,071)**	**$(31,407)**	**648**	**$ 9,998**	**589**	**$ 7,719**

* Not shown due to rounding.

	Ivy Value Fund			
	Year ended 3-31-14		Year ended 3-31-13	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	5,127	$113,237	3,404	$ 62,633
Class B	54	1,123	133	2,359
Class C	233	4,956	149	2,659
Class E	—	—	—	—
Class I	104	2,318	118	2,138
Class R	15	310	28	528
Class Y	28	626	33	611
Shares issued in reinvestment of distributions to shareholders:				
Class A	408	9,054	54	931
Class B	10	203	—	1
Class C	22	471	1	15
Class E	—*	6	—	—
Class I	7	162	1	21
Class R	—	—	—	—
Class Y	1	17	—*	3
Shares redeemed:				
Class A	(2,756)	(60,845)	(1,827)	(33,052)
Class B	(99)	(2,077)	(51)	(882)
Class C	(112)	(2,394)	(135)	(2,325)
Class E	—	—	—	—
Class I	(81)	(1,807)	(113)	(1,931)
Class R	(14)	(292)	(14)	(278)
Class Y	(45)	(994)	(30)	(558)
Net increase	2,902	$ 64,074	1,751	$ 32,873

* *Not shown due to rounding.*

11. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. At year ended March 31, 2014, Ivy Global Income Allocation Fund and Ivy High Income Fund had outstanding bridge loan commitments of $2,600 and $225,730, respectively. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations.

12. PURCHASE COMMITMENTS ($ amounts in thousands)

The Ivy High Income Fund entered into a subscription agreement to acquire limited partnership interests in Maritime Finance Company Ltd. The remaining commitment amount at March 31, 2014 was $7,845. Cash and cash equivalents of $7,845 held by the Ivy High Income Fund have been segregated to meet these purchase commitments.

13. BUSINESS COMBINATIONS (All amounts in thousands)

On March 17, 2014, Ivy Emerging Markets Equity Fund acquired all assets and liabilities of Ivy Asset Strategy New Opportunities Fund pursuant to a plan of reorganization approved by the Board of Trustees of Ivy Funds on November 12, 2013. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Ivy Asset Strategy New Opportunities Fund, valued at $219,848 in total, for shares of the Ivy Emerging Markets Equity Fund as follows:

Shares Exchanged

	Ivy Asset Strategy New Opportunities Fund	Ivy Emerging Markets Equity Fund
Class A	13,634	9,872
Class B	404	339
Class C	3,118	2,518
Class E	10	7
Class I	2,560	1,810
Class R	57	41
Class Y	603	429

The investment portfolio of Ivy Asset Strategy New Opportunities Fund, with a fair value of $210,900 and identified cost of $174,624 at March 17, 2014, was the principal asset acquired by Ivy Emerging Markets Equity Fund. For financial reporting purposes, assets received and shares issued by Ivy Emerging Markets Equity Fund were recorded at fair value; however, the cost basis of the investments received from Ivy Asset Strategy New Opportunities Fund was carried forward to align ongoing reporting of Ivy Emerging Markets Equity Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Ivy Asset Strategy New Opportunities Fund had net assets of $219,848, including $36,276 of net unrealized appreciation in value of investments and $89,089 of accumulated net realized losses on investments, which were combined with those of Ivy Emerging Markets Equity Fund. The aggregate net assets of Ivy Emerging Markets Equity Fund and Ivy Asset Strategy New Opportunities Fund immediately before the acquisition were $553,745 and $219,848, respectively. The aggregate net assets of Ivy Emerging Markets Equity Fund and Ivy Asset Strategy New Opportunities Fund immediately following the acquisition were $773,593 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2013, the beginning of the annual reporting period of Ivy Emerging Markets Equity Fund, the pro forma results of operations for the year ended March 31, 2014, were as follows:

Net Investment income (loss)	$ 36
Net realized gain (loss)	27,464
Net change in unrealized appreciation (depreciation)	24,324
Net increase (decrease) in net Assets resulting from operations	51,824

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Ivy Asset Strategy New Opportunities Fund that have been included in Ivy Emerging Markets Equity Fund's Statement of Operations since March 17, 2014.

On March 17, 2014, Ivy Managed International Opportunites Fund acquired all assets and liabilities of Ivy Managed European/Pacific Fund pursuant to a plan of reorganization approved by the Board of Trustees of Ivy Funds on November 12, 2013. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Ivy Managed European/Pacific, valued at $66,763 in total, for shares of the Ivy Managed International Opportunites Fund as follows:

Shares Exchanged

	Ivy Managed European/Pacific Fund	Ivy Managed International Opportunities Fund
Class A	7,264	6,302
Class B	132	113
Class C	145	124
Class E	24	21
Class I	44	39
Class R	32	28
Class Y	80	70

The investment portfolio of Ivy Managed European/Pacific Fund, with a fair value of $67,232 and identified cost of $46,433 at March 17, 2014, was the principal asset acquired by Ivy Managed International Opportunites Fund. For financial reporting purposes, assets received and shares issued by Ivy Managed International Opportunites Fund were recorded at fair value; however, the cost basis of the investments received from Ivy Managed European/Pacific Fund was carried forward to align ongoing reporting of Ivy Managed International Opportunites Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Ivy Managed European/Pacific Fund had net assets of $66,763, including $20,799 of net unrealized appreciation in value of investments and $30,130 of accumulated net realized losses on investments, which were combined with those of Ivy Managed International Opportunites Fund. The aggregate net assets of Ivy Managed International Opportunites Fund and Ivy Managed European/Pacific Fund immediately before the acquisition were $196,346 and $66,763, respectively. The aggregate net assets of Ivy Managed International Opportunites Fund and Ivy Managed European/Pacific Fund immediately following the acquisition were $263,109 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2013, the beginning of the annual reporting period of Ivy Managed International Opportunites Fund, the pro forma results of operations for the year ended March 31, 2014, were as follows:

Net Investment income (loss)	$ 2,374
Net realized gain (loss)	4,787
Net change in unrealized appreciation (depreciation)	26,789
Net increase (decrease) in net Assets resulting from operations	33,950

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Ivy Managed European/Pacific Fund that have been included in Ivy Managed International Opportunites Fund's Statement of Operations since March 17, 2014.

14. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2014 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Bond Fund	$ 603,745	$ 15,630	$11,240	$ 4,390
Ivy Core Equity Fund	680,274	195,806	1,464	194,342
Ivy Cundill Global Value Fund	312,995	63,611	6,998	56,613
Ivy Dividend Opportunities Fund	266,211	118,551	280	118,271
Ivy Emerging Markets Equity Fund	619,095	137,628	21,673	115,955
Ivy European Opportunities Fund	166,048	41,107	1,884	39,223
Ivy Global Bond Fund	291,266	9,183	7,674	1,509
Ivy Global Equity Income Fund	189,452	22,806	2,818	19,988
Ivy Global Income Allocation Fund	530,649	55,670	11,461	44,209
Ivy High Income Fund	11,116,105	487,828	22,505	465,323
Ivy International Core Equity Fund	1,820,269	310,769	31,415	279,354
Ivy International Growth Fund	381,404	73,865	4,300	69,565
Ivy Large Cap Growth Fund	989,160	477,907	9,181	468,726
Ivy Limited-Term Bond Fund	1,646,136	18,963	7,529	11,434
Ivy Managed International Opportunities Fund	218,881	47,728	—	47,728
Ivy Micro Cap Growth Fund	216,836	60,385	5,634	54,751
Ivy Mid Cap Growth Fund	3,991,859	903,555	87,784	815,771
Ivy Money Market Fund	182,681	—	—	—
Ivy Municipal Bond Fund	131,184	8,919	2,694	6,225
Ivy Municipal High Income Fund	1,195,408	39,454	57,642	(18,188)
Ivy Small Cap Growth Fund	847,518	377,318	7,320	369,998
Ivy Small Cap Value Fund	235,483	70,790	1,452	69,338
Ivy Tax-Managed Equity Fund	33,437	11,738	202	11,536
Ivy Value Fund	213,021	64,902	2,259	62,643

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2014 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Bond Fund	$ 16,766	$ 257	$ —	$ —	$—	$ —	$ —
Ivy Core Equity Fund	13,627	—	32,924	23,477	—	331	—
Ivy Cundill Global Value Fund	233	—	—	—	—	—	219
Ivy Dividend Opportunities Fund	2,829	695	5,473	10,343	—	—	—
Ivy Emerging Markets Equity Fund	3,763	1,937	—	—	—	—	—
Ivy European Opportunities Fund	766	2,029	—	—	—	—	—
Ivy Global Bond Fund	9,394	484	431	—	—	726	—
Ivy Global Equity Income Fund	6,771	1,783	268	1,637	—	—	—
Ivy Global Income Allocation Fund	18,777	4,101	—	—	—	—	—
Ivy High Income Fund	699,870	30,765	87,464	21,686	—	—	—
Ivy International Core Equity Fund	39,061	42,485	—	55,893	—	—	—
Ivy International Growth Fund	4,458	—	—	—	—	—	961
Ivy Large Cap Growth Fund	396	—	155,363	56,924	—	—	658
Ivy Limited-Term Bond Fund	21,175	358	9,541	—	—	3,889	—
Ivy Managed International Opportunities Fund	2,175	—	—	—	—	—	197
Ivy Micro Cap Growth Fund	76	3,852	10,409	7,648	—	—	—
Ivy Mid Cap Growth Fund	59,552	43,832	93,116	280,006	—	—	—
Ivy Money Market Fund	42	27	—	—	—	—	—
Ivy Municipal Bond Fund	4,149	61	—	—	—	254	—
Ivy Municipal High Income Fund	62,511	675	1,122	—	—	2,802	—
Ivy Small Cap Growth Fund	3,618	—	90,958	48,139	—	3,209	—
Ivy Small Cap Value Fund	9,794	3,350	26,226	10,288	—	—	—
Ivy Tax-Managed Equity Fund	106	—	1,056	316	—	77	35
Ivy Value Fund	2,593	2,540	7,652	6,011	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2014 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a RIC during the year ended March 31, 2014:

| Fund | Pre-Enactment | | | | | Post-Enactment | |
	2015	2016	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Bond Fund	$902	$6,969	$11,636	$ —	$ —	$ 3,886	$ 3,519
Ivy Core Equity Fund	—	—	—	—	—	—	—
Ivy Cundill Global Value Fund	—	—	—	13,664	—	—	—
Ivy Dividend Opportunities Fund	—	—	—	—	—	—	—
Ivy Emerging Markets Equity Fund	—	—	—	606	—	92,425	23,028
Ivy European Opportunities Fund	—	—	4,481	132,101	—	—	—
Ivy Global Bond Fund	—	—	—	—	—	77	2,120
Ivy Global Equity Income Fund	—	—	—	—	—	—	—
Ivy Global Income Allocation Fund	—	—	—	34,018	—	5,903	2,599
Ivy High Income Fund	—	—	—	—	—	—	—
Ivy International Core Equity Fund	—	—	—	—	—	—	—
Ivy International Growth Fund	—	—	—	5,957	—	—	—
Ivy Large Cap Growth Fund	—	—	63,146	—	—	—	—
Ivy Limited-Term Bond Fund	—	—	—	—	—	9,472	335
Ivy Managed International Opportunities Fund	—	—	15,270	9,587	10,440	—	9,193
Ivy Micro Cap Growth Fund	—	—	—	—	—	—	—
Ivy Mid Cap Growth Fund	—	—	—	—	—	—	—
Ivy Money Market Fund	—	—	—	—	36	—	—
Ivy Municipal Bond Fund	—	34	101	84	146	174	—
Ivy Municipal High Income Fund	—	—	—	—	—	6,971	2,833
Ivy Small Cap Growth Fund	—	—	—	—	—	—	—
Ivy Small Cap Value Fund	—	—	—	—	—	—	—
Ivy Tax-Managed Equity Fund	—	—	—	—	—	—	—
Ivy Value Fund	—	—	—	—	—	—	—

Ivy Mortgage Securities Fund was merged into Ivy Bond Fund as of January 24, 2011. At the time of the merger, Ivy Mortgage Securities Fund had capital loss carryovers available to offset future gains of the Ivy Bond Fund. These carryovers are limited to $6,611 for the period ending March 31, 2015 and $4,298 for each period ending from March 31, 2016 through 2018 plus any unused limitations from prior years.

Ivy Capital Appreciation Fund was merged into Ivy Large Cap Growth Fund as of June 13, 2011. At the time of the merger, Ivy Capital Appreciation Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $18,066 for each period ending from March 31, 2015 through 2017 plus any unused limitations from prior years.

Ivy Asset Strategy New Opportunities Fund was merged into Ivy Emerging Markets Equity Fund as of March 17, 2014 (See Note 13). At the time of the merger, Ivy Asset Strategy New Opportunities Fund had capital loss carryovers available to offset future gains of the Ivy Emerging Markets Equity Fund. These carryovers are annually limited to $7,827 plus any unused limitations from prior years.

Ivy Managed European/Pacific Fund was merged into Ivy Managed International Opportunities Fund as of March 17, 2014 (See Note 13). At the time of the merger, Ivy Managed European/Pacific Fund had capital loss carryovers available to offset future gains of the Ivy Managed International Opportunities Fund. These carryovers are annually limited to $2,377 plus any unused limitations from prior years.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At March 31, 2014, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid -In Capital
Ivy Bond Fund	$ 2,987	$ (1,002)	$(1,985)
Ivy Core Equity Fund	424	(424)	—
Ivy Cundill Global Value Fund	831	88	(919)
Ivy Dividend Opportunities Fund	146	(142)	(4)
Ivy Emerging Markets Equity Fund	4,536	(111)	(4,425)
Ivy European Opportunities Fund	12	(12)	—
Ivy Global Bond Fund	(300)	300	—
Ivy Global Equity Income Fund	(113)	126	(13)
Ivy Global Income Allocation Fund	(881)	881	—
Ivy High Income Fund	12,696	(12,696)	—
Ivy International Core Equity Fund	4,691	(4,691)	—
Ivy International Growth Fund	76	92	(168)
Ivy Large Cap Growth Fund	(122)	122	—
Ivy Limited-Term Bond Fund	1,230	(1,230)	—
Ivy Managed International Opportunities Fund	26	—	(26)
Ivy Micro Cap Growth Fund	2,785	(2,785)	—
Ivy Mid Cap Growth Fund	26,133	(26,082)	(51)
Ivy Money Market Fund	—	—	—
Ivy Municipal Bond Fund	—	—	—
Ivy Municipal High Income Fund	(3)	(67)	70
Ivy Small Cap Growth Fund	13,490	(13,490)	—
Ivy Small Cap Value Fund	1,874	(1,873)	(1)
Ivy Tax-Managed Equity Fund	115	(115)	—*
Ivy Value Fund	1,794	(1,790)	(4)

To the Shareholders and Board of Trustees of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Income Allocation Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Emerging Markets Equity Fund (formerly, the Ivy Pacific Opportunities Fund), Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund, Ivy Value Fund, and Ivy Global Equity Income Fund, twenty-four of the thirty-two funds constituting Ivy Funds (the "Funds"), as of March 31, 2014, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended (as to the Ivy Global Equity Income Fund, for the year then ended and for the period from June 4, 2012 (commencement of operations) through March 31, 2013), and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2014, by correspondence with the custodian, transfer agent, agent banks, and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of March 31, 2014, the results of their operations, the changes in their net assets, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
May 21, 2014

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2014:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Asset Strategy New Opportunities Fund	$ —	$ 2,845,509
Ivy Bond Fund	—	—
Ivy Core Equity Fund	7,164,364	8,458,712
Ivy Cundill Global Value Fund	233,055	233,055
Ivy Dividend Opportunities Fund	2,829,412	2,829,412
Ivy Emerging Markets Equity Fund	—	4,864,151
Ivy European Opportunities Fund	15,718	1,284,657
Ivy Global Bond Fund	304,055	767,630
Ivy Global Equity Income Fund	951,462	6,044,848
Ivy Global Income Allocation Fund	3,100,852	16,956,156
Ivy High Income Fund	—	—
Ivy International Core Equity Fund	—	42,134,888
Ivy International Growth Fund	145,089	4,823,072
Ivy Large Cap Growth Fund	396,169	396,169
Ivy Limited-Term Bond Fund	—	—
Ivy Managed European/Pacific Fund	—	320,078
Ivy Managed International Opportunities Fund	141,049	2,505,556
Ivy Micro Cap Growth Fund	75,553	75,553
Ivy Mid Cap Growth Fund	22,935,289	23,967,695
Ivy Money Market Fund	—	—
Ivy Municipal Bond Fund	—	—
Ivy Municipal High Income Fund	—	—
Ivy Small Cap Growth Fund	2,402,417	2,402,417
Ivy Small Cap Value Fund	3,874,757	4,154,652
Ivy Tax-Managed Equity Fund	105,696	105,696
Ivy Value Fund	2,300,618	2,592,117

Ivy Municipal Bond Fund and Ivy Municipal High Income Fund hereby designate $4,146,254 and $59,563,054, respectively, of the dividends declared from net investment income as exempt from federal income tax for the tax period ending March 31, 2014.

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Bond Fund	$ —
Ivy Core Equity Fund	32,923,524
Ivy Cundill Global Value Fund	—
Ivy Dividend Opportunities Fund	5,472,679
Ivy Emerging Markets Equity Fund	—
Ivy European Opportunities Fund	—
Ivy Global Bond Fund	430,731
Ivy Global Equity Income Fund	268,158
Ivy Global Income Allocation Fund	—
Ivy High Income Fund	87,463,990
Ivy International Core Equity Fund	—
Ivy International Growth Fund	—
Ivy Large Cap Growth Fund	155,362,540
Ivy Limited-Term Bond Fund	9,541,173
Ivy Managed International Opportunities Fund	—
Ivy Micro Cap Growth Fund	10,409,401
Ivy Mid Cap Growth Fund	93,116,455
Ivy Money Market Fund	—
Ivy Municipal Bond Fund	—
Ivy Municipal High Income Fund	1,122,131
Ivy Small Cap Growth Fund	90,958,034
Ivy Small Cap Value Fund	26,226,031
Ivy Tax-Managed Equity Fund	1,055,834
Ivy Value Fund	7,651,903

Income from Ivy Municipal Bond Fund and Ivy Municipal High Income Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. As of March 31, 2014, the Funds hereby designate the following as a foreign tax credit from the taxes paid on income derived from sources within foreign countries or possession of the United States:

	Foreign Tax Credit	Foreign Derived Income
Ivy Asset Strategy New Opportunities Fund	$ 286,979	$ 2,841,674
Ivy Emerging Markets Equity Fund	1,352,228	12,683,681
Ivy European Opportunities Fund	522,521	6,748,475
Ivy Global Equity income Fund	497,411	7,948,518
Ivy Global Income Allocation Fund	1,107,819	24,653,512
Ivy International Core Equity Fund	3,753,028	47,166,277
Ivy International Growth Fund	670,085	7,654,271
Ivy Managed European/Pacific Fund	138,062	818,848
Ivy Managed International Opportunities Fund	333,797	3,226,053

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Trust is governed by the Board of Trustees (the Board). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds, the Ivy High Income Opportunities Fund (a closed-end fund) (IVH) and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Funds Variable Insurance Portfolios (29 funds) and InvestEd Portfolios (3 funds). Jarold W. Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Advisors Fund Complex. Each member of the Board is also a member of the Board of Trustees of IVH.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Trustees of Ivy Funds.

A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1979 to present)	84	Director of Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director of Guaranty, Inc. (financial services) (1985 to present); Member of Kansas Board of Regents (2007 to 2011); Audit Committee Chairperson, Kansas Bioscience Authority (2009 to present); Member of Kansas Foundation for Medical Care (until 2011); Trustee of Advisors Fund Complex (52 portfolios overseen); Trustee of IVH
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2008	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Premium Gold Foods (2006 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Member/Secretary, The Metochoi Group LLC (1999 to present)	32	Trustee of IVH
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2008 2008	Dean of the College of Law, Vice President, University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC, (commercial enterprise investments) (1998 to present)	84	Director and Investor, Valliance Bank (2004 to present); Director, Graymark HealthCare (2008 to present); Trustee, the Mewbourne Family Support Organization (2003 to present) (non-profit); Director/Trustee, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Trustee of Advisors Fund Complex (52 portfolios overseen); Trustee of IVH

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2008	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Co-owner and Vice President of the Board, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (hunting, fishing, outdoor recreation, lodging and corporate retreats) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm, emphasis on finance, securities, mergers and acquisitions law) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989)	32	Director, Thomas Foundation for Cancer Research (2005 to present); Trustee of IVH
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	2008	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present)	84	Trustee of Advisors Fund Complex (52 portfolios overseen); Trustee of IVH
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2008	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	32	Director of Executive Board, Cox Business School, Southern Methodist University (1998 to present); Lead Director of Northwestern Mutual Funds (2003 to present); Director, d-bx Target Date Funds (2007 to present); Chairman, CTMG, Inc. (clinical testing) (2008 to present); Trustee of IVH
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2008	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992)	32	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to present); Trustee of IVH

Interested Trustees

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including each Fund's investment manager, IICO, each Fund's principal underwriter, IFDI, and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/ Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	2008 2008	Chairman of WDR (January 2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of IICO (2002 to present); President, CEO and Chairman of Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex	84	Director of WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park KS 66202 1964	Vice President Secretary	2008 2008	2006 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present)
Joseph W. Kauten 6300 Lamar Avenue Overland Park KS 66202 1969	Vice President Treasurer Principal Accounting Officer Principal Financial Officer	2008 2008 2008 2008	2006 2006 2006 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006)
Scott J. Schneider 6300 Lamar Avenue Overland Park KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	2006 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex
Wendy J. Hills 6300 Lamar Avenue Overland Park KS 66202 1970	Vice President General Counsel Assistant Secretary	2014 2014 2014	2014 2014 2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2014 to present)
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present)

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

The following privacy notice is issued by Ivy Funds (the Funds), Ivy Investment Management Company (IICO) and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

SHAREHOLDER MEETING RESULTS
Ivy Funds

On November 12, 2013, a special shareholder meeting ("Meeting") for Ivy Funds Asset Strategy New Opportunities was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose and with the following results.

Proposals: To approve a Plan of Reorganization and Termination providing for the transfer of all assets of Ivy Asset Strategy New Opportunities Fund to, and assumption of all liabilities of Ivy Asset Strategy New Opportunities Fund by, Ivy Emerging Markets Equity Fund in exchange for shares of Ivy Emerging Markets Equity Fund and the distribution of such shares to the shareholders of Ivy Asset Strategy New Opportunities Fund in complete liquidation of Ivy Asset Strategy New Opportunities Fund.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy Asset Strategy New Opportunities Fund	10,475,201	235,660	431,221	11,142,082

On February 21, 2014, a Meeting for Ivy Cundill Global Value Fund was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose and with the following results.

Proposals. (a) To approve a new sub-advisory agreement between Mackenzie Financial Corporation, the Ivy Cundill Global Value Fund's sub-adviser, and IICO, the Ivy Cundill Global Value Fund's adviser; (b) To approve the use of a "manager of managers" structure, whereby IICO will be able to hire and replace sub-advisers for the Ivy Cundill Global Value Fund without shareholder approval.

FOR	AGAINST	ABSTAIN	TOTAL
(a) 10,935,427	560,686	831,164	12,327,277
(b) 10,223,409	1,338,657	765,211	12,327,277

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

HOUSEHOLDING NOTICE
Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

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THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed International Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund

Ivy Global Risk-Managed Real Estate Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.